Form 20-F
period 2010-12-31
CHINA NEW BORUN Corp
filed 2011-03-16
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934’

Date of event requiring this shell company report

Commission File Number: 001-34754

China New Borun Corporation
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Bohai Industrial Park, Yangkou Town, Shouguang, Shandong, People’s Republic of China 262715
(Address of principal executive offices)

Ms. Bing (Ann) Yu Chief Financial Officer Telephone: +86 536 545 1026 E-mail: ann.yu@chinanewborun.com Bohai Industrial Park, Yangkou Town Shouguang, Shandong People’s Republic of China 262715
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares,	New York Stock Exchange
each representing one ordinary shares, par value $0.001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act 1934.

Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CHINA NEW BORUN CORPORATION

	G. Statement by Experts	103
	H. Documents on Display	103
	I. Subsidiaries Information	104
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	104
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	105

PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	107
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	107
ITEM 15.	CONTROLS AND PROCEDURES	107
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	107
ITEM 16B.	CODE OF ETHICS	107
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	108
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	108
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	108
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	108
ITEM 16G.	CORPORATE GOVERNANCE	108

PART III.
ITEM 17.	FINANCIAL STATEMENTS	109
ITEM 18.	FINANCIAL STATEMENTS	109
ITEM 19.	EXHIBITS	109

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-1.1	AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-1.2	CERTIFICATE OF INCORPORATION OF CHINA NEW BORUN CORPORATION
EX-2.1	FORM OF AMERICAN DEPOSITARY RECEIPT
EX-2.2	SPECIMEN CERTIFICATE FOR ORDINARY SHARES
EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED AS OF NOVEMBER 12, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED ON OR ABOUT November 12, 2010, BY AND BETWEEN DAQING BORUN BIOTECHNOLOGY CO., LTD AND THE AGRICULTURAL DEVELOPMENT BANK OF CHINA
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4.6	MORTGAGE CONTRACT, DATED DECEMBER 17, 2010 BY AND BETWEEN DAQING BORUN AND CHINA CONSTRUCTION BANK STOCK LIMITED

EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATE OF CHIEF EXECUTIVE OFFICER
EX-12.2	CERTIFICATE OF CHIEF FINANCIAL OFFICER
EX-13.1	CERTIFICATE PURSUANT TO RULE 13A-14(B)
EX-13.2	CERTIFICATE PURSUANT TO RULE 13A-14(B)
EX-15.1	CONSENT OF FROST &SULLIVAN

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents one ordinary share;

•                  “CAGR” is to compound annual growth rate;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “Frost & Sullivan Report” is to the Frost & Sullivan report entitled “The Independent Market Research For Edible Alcohol Market in China”;

•                  “NYSE” is to the New York Stock Exchange;

•                  “ordinary shares” are to our ordinary shares, par value $0.001 per share;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “$” and “U.S. dollars” are to the legal currency of the United States; and

•                  “we,” “us,” “our Company,” “our” and “New Borun” are to China New Borun Corporation and its consolidated subsidiaries.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We completed our initial public offering of 5,725,000 ADSs on June 16, 2010. Our ADSs are listed on the NYSE, under the symbol “BORN.”

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.6227 to $1.00 as published by the People’s Bank of China on December 31, 2010. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including in particular Item 3.D, “Key information—Risk Factors,” Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•                  the significant risks, challenges and uncertainties in the edible alcohol manufacturing industry and for our business generally, including our beliefs regarding the cost advantages and scalability provided by our manufacturing methods and processes;

•                  supply and demand in the edible alcohol industry in China;

•                  our ability to offset anticipated increases in raw material and other costs that could compress or decrease our gross margins;

•                  our current expansion strategy, including our ability to expand production capacity and outputs;

•                  market and industry demand, including demand for our products by our customers that incorporate our products into other products in the food and beverage, medical and health and chemical industries;

•                  the global economic downturn and its effect on our business and operations;

•                  our beliefs regarding our strengths and strategies;

•                  our ability to maintain strong relationships with suppliers or customers;

•                  our beliefs as to the regulatory environment in China and in other jurisdictions in which we sell our products;

•                  our ability to comply with all relevant environmental, health and safety laws and regulations;

•                  our beliefs regarding the competitiveness of our products;

•                  market acceptance of our products and our ability to attract new customers;

•                  our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•                  our ability to obtain or maintain permits and licenses to carry on our business;

•                  our success in the acquisition of new production facilities; and

•                  our future prospects, business development, results of operations and financial condition.

The forward-looking statements contained in this annual report speak only as of the date of this annual report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this annual report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

PART I.

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.            Selected Financial Data

The following audited consolidated statements of operations data for each of the years ended December 31, 2008, 2009 and 2010 and the audited balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report.   The selected historical consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by BDO China Li Xin Da Hua CPA Co., Ltd., an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Operations Data:

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
Revenues	271,808,571	487,305,927	615,881,195	1,060,493,812	1,713,924,878	258,795,488
Cost of goods sold	216,829,009	387,729,613	493,847,780	811,865,247	1,308,303,166	197,548,306
Gross profit	54,979,562	99,576,314	122,033,415	248,628,565	405,621,712	61,247,182
Selling, general and administrative expenses	8,417,028	10,057,899	12,928,345	22,547,881	45,716,043	6,902,931
Operating income	46,562,534	89,518,415	109,105,070	226,080,684	359,905,669	54,344,251
Other (income)/expenses	1,073,304	2,237,334	5,333,952	3,408,024	12,216,600	1,844,655
Income before income taxes	45,489,230	87,281,081	103,771,118	222,672,660	347,689,069	52,499,596

Income tax expense	15,504,371	28,557,072	26,640,990	56,262,029	88,264,738	13,327,606

Net income	29,984,859	58,724,009	77,130,128	166,410,631	259,424,331	39,171,990
Amortization of preference share discount	—	—	(42,000,000)	—	—	—
Participation in undistributed earnings by preference shareholders	—	—	(7,026,026)	(42,868,951)	(27,744,622)	(4,189,322)
Net income attributable to ordinary shareholders	29,984,859	58,724,009	28,104,102	123,541,680	231,679,709	34,982,668

Earnings per share(1)
Basic and diluted	2.02	3.96	1.89	8.32	11.07	1.67

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811	14,847,811	20,927,117	20,927,117

(1)         All share and per share data have been presented to give retrospective effect to our reorganization as described in Item 4.A., “Information on the Company — History and Development of the Company.”  For the purpose of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented and assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares.

Selected Consolidated Balance Sheet Data:

	December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	50,711,811	127,129,510	104,986,070	251,807,507	647,739,510	97,805,957
Total assets	190,476,067	265,622,975	476,114,001	765,860,621	1,762,905,212	266,191,313
Total liabilities	99,344,535	126,784,933	180,134,221	249,651,232	746,377,285	112,699,849
Total shareholders’ equity	91,131,532	138,838,042	295,979,780	516,209,389	1,016,527,927	153,491,464

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.6227 to USD 1.00 as published by the People’s Bank of China on December 31, 2010. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB 6.5750 to $1.00 as of March 11, 2011.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2006	7.8074	7.9838	8.1100	7.8074
2007	7.3046	7.5969	7.8074	7.3046
2008	6.8346	6.9267	7.1853	6.8183
2009	6.8282	6.8317	6.8420	6.8272
2010	6.6227	6.7668	6.8280	6.6227
Most recent six months
September 2010	6.7011	6.7462	6.8126	6.6936
October 2010	6.6908	6.6732	6.6986	6.6497
November 2010	6.6762	6.6558	6.6925	6.6239
December 2010	6.6227	6.6515	6.6786	6.6227
January 2011	6.5891	6.6027	6.6349	6.5876
February 2011	6.5752	6.5831	6.5985	6.5705
March 2011 (through March 11)	6.5750	6.5706	6.5750	6.5651

(1)              Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: the People’s Bank of China Statistical Release

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

An investment in the ADSs involves significant risks. You should consider carefully the material risks described below and all of the information contained in this annual report before deciding whether to purchase any ADSs. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of the ADSs could decline due to any of these risks, and an investor may lose all or part of his investment. This filing also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this annual report.

RISKS RELATED TO OUR COMPANY

If we fail to accurately project demand for our products, we may encounter problems of over capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Historically, edible alcohol production capacity has exceeded actual market demand. Due to the rapid growth of market demand, the Frost Report predicts that market demand for edible alcohol is likely to exceed production capacity in the PRC in the next few years. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the halt in approvals for new corn deep-processing production capacities in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government began to approve new production capacities or there is no, or little, growth in demand for edible alcohol as we have expected, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

While our Shouguang and Daqing facilities have entered into an annual letter of intent for the year ending December 31, 2011 that provides for minimum purchases equal to an aggregate of 350,000 tons of edible alcohol, these sales are made through monthly purchase orders similar to those placed by our other customers (see Item 4.B, “Information on the Company — Business Overview — Our Customers and Methods of Distribution of Our Products”). Purchase orders are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, or the failure of our 2011 contract purchasers to take up their contracted volume of our products, could materially and adversely affect our business, financial condition and results of operations.

Our inability to expand or to manage the expansion of our production capacity and growth could materially adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

We plan to continue to expand our production capacity at our Daqing facility. However, we may be unsuccessful in the timely or cost-efficient expansion of our production capacity. This project and others may not be constructed on the anticipated timetable or within budget. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

Furthermore, we have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and effectively manage our relationships with our customers and suppliers. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

In addition, in Daqing, we rely on the use of a government-owned rail station in close proximity to our Daqing facility to transport our products, including our planned expanded production, to our customers. Although we have not previously been restricted from its use, the government may prohibit our use of such station at anytime. If this were to occur, or if we were to lose access to the station for any reason, we would be required to transport our products to the next closest rail station by truck, which would increase our costs of transportation, have an adverse effect on our profit margin and inhibit our expansion and growth.

Rising prices of our raw materials could yield lower margins for our products if we are unable to pass such rising prices on to our customers, which could reduce our profitability and have a material adverse effect on our business.

The key raw materials used in the production of our products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass such rising costs on to our customers depends on a variety of factors, including corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs, fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. In addition, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected.

If we are unable to access corn of the quality required to meet our production standards, or if we are unable to obtain a sufficient supply of raw materials from our suppliers, or at all, our business, financial condition and results of operations may suffer.

From time to time we may be unable to access corn of the quality and type that meets our production standards, which could adversely affect our financial performance. For example, if the corn is too wet or if the starch content of the corn is too low, we would be required to purchase and then process larger quantities of such lower-quality corn in order to maintain the same quality in the production of our edible alcohol, and such increased raw material cost, as well as increased energy costs of burning more coal in order to process the increased amount of corn, would reduce our profit margins. Furthermore, our extended inability to obtain and process corn of the required quality would also reduce our annual production.

If we experience a shortage in the supply of corn in the future, irrespective of quality, our production capacities and results of operations would be materially and adversely affected. We intend to source corn for at least four months’ demand in the non-harvest season of 2011 through framework agreements with local granaries in Heilongjiang Province (where we believe corn prices are the lowest in Northeastern China). According to such framework agreements, the granaries purchase corn on our behalf from local farmers in order to satisfy corn requirements of our Shouguang and Daqing facility during the non-harvest season in 2011. The granaries also store the corn for us and obtain loans from the Agricultural Development Bank, or ADB, to carry out the purchase of corn on our behalf (see Item 4.B, “Information on the Company — Business Overview — Our Competitive Strengths - Corn Sourcing Arrangements”). If we lose any of these significant sources of corn through crop failure or through the failure by the granaries or the ADB to abide by the material terms of our sourcing arrangements, we would be required to purchase corn at less favorable prices which could adversely affect our profit margins. Also, there is no guarantee that we will realize savings through our sourcing arrangements since we are liable for the interest payments on the bank loans between the granaries and ADB and transportation costs. We may also have difficulty finding alternative sources of corn on satisfactory terms in a timely manner, or at all, which could cause us not to operate at full capacity. Identifying and accessing alternative sources may increase our costs and extended lack of raw materials will reduce production capacity which would have a materially adverse effect on our financial performance.

We rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with ten suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

If we experience problems with our product quality, customer satisfaction with respect to pricing of our products or the timely delivery of our products, we could lose our customers and market acceptance, which would negatively affect our sales and have an adverse effect on our business, financial condition and results of operations.

Our growth and sales primarily depend on our maintenance of quality control, customer satisfaction with respect to pricing and the punctual availability and delivery of our products. If we fail to deliver the same quality of our products with the same punctuality and pricing which our customers have grown accustomed to, or in accordance with the terms of our sales agreements, we could damage our customer relations and market acceptance which will affect sales and our business in general. For example, as we advance and improve our methods of producing higher quality products such as Grade B edible alcohol, it may become more difficult to maintain our quality standards. Additionally, if we are ever forced to down-grade the sale of our Grade B edible alcohol to Grade C, this could also affect the future improvement of our profit margins. If we experience deterioration in the performance or quality of any of our products, whether due to problems internally or externally, it could result in delays in delivery, cancellations of orders or customer complaints, loss of goodwill, diversion of the attention of our senior personnel and harm to our brand and reputation. Any and all of these results would have an adverse effect on our business, financial condition and results of operations.

Governmental authorities within the PRC periodically set corn prices and enact general industry policies that limit production capacity and use of raw materials. A significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs and other policy initiatives could limit our growth and have a material adverse effect on our business, financial condition and results of operations.

The PRC government has the power to intervene in the price of important types of grain (including corn) under certain circumstances, such as when a material change occurs to the market supply and demand and/or the grain price fluctuates significantly, in order to protect the interests of farmers. In practice, the PRC government will periodically purchase a large amount of corn from farmers and set the price for the corn purchased by the government, resulting in effective guidance of the market price by the PRC government. This has a significant impact on the market price of corn for the following year, but does not constitute a legally mandated price for corn. A significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs could have a material adverse effect on our business, financial condition and results of operations.

The PRC government requires all producers of edible alcohol to obtain production permits which set forth limitations on how much edible alcohol we can produce. Our Shouguang facility has a government permit to produce 160,000 tons of edible alcohol per year and our Daqing facility has a government permit to process up to 1,000,000 tons of corn, which can produce 330,000 tons of edible alcohol. If our permits are revoked for whatever reason, or if the PRC decides to revise its industry policies to our detriment, we could be forced to curtail or cease our operations.

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, during the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry announced by the PRC government. As the 12th Five-Year Plan for corn deep-processing is still under composing, it is still uncertain what ratio the Chinese government is expected to apply in the next five years. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

In addition, the Chinese government has ceased in principle approving applications for building new corn deep-processing capacity. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand.

Our production operations involve the coordination of raw materials, internal production processes and external distribution processes. We may experience difficulties in coordinating the various aspects of our production processes, thereby causing downtime and delays. We produce and store almost all of our products, as well as conduct some of our development activities, at our Shouguang and Daqing facilities. We do not maintain back-up facilities, so we depend on these facilities for the continued operation of our business.

A delay or stoppage of production caused by adverse weather, natural disaster or other unanticipated catastrophic event, including, without limitation, power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to produce our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business. Any stoppage in production, even if temporary, or delay in delivery to our customers could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our production operations or production and distribution processes could impair our financial performance and negatively affect our brand.

We have not obtained power generation permits for our coal-fired power-generating systems, which could result in the forfeiture of income and the imposition of fines.

A new permit system was established in 2005, which requires all existing and new power-generating, dispatching and supplying companies to obtain permits from the State Electricity Regulatory Commission. The State Electricity Regulatory Commission has been in the process of implementing the new permit system. By the end of 2008, the State Electricity Regulatory Commission had issued 6,170 power-generating permits. We believe that we are to date in compliance with the relevant permit regulations, which required all of our plants to apply for power generation permits no later than August 31, 2008. We have submitted applications for power generation permits for all our existing coal-fired power projects, but have not yet received the permits. The granting of a power generation permit for an existing power generation project is a time-consuming and complicated process, which may in some instances require retroactive application of existing laws and regulations to existing projects that were constructed many years ago. As a result, we may not be able to successfully obtain power generation permits for our coal-fired power-generating systems. A failure to obtain a power generation permit may have a material adverse effect on our business operations, including the forfeiture of income and the imposition of fines.

Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.

Our production facilities require a significant amount of electricity in order to operate at full capacity. Both our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power-generating systems. We are also connected to the national power grid at both facilities as a backup measure in the event we experience unanticipated interruptions to our electricity generation and for when we carry out our annual full-scale inspection and maintenance program for our electricity supply systems (see “Business Overview - Our Supply of Electricity”). In addition, we are in the process of undertaking construction project approval procedures, environmental impact assessments and completion acceptance procedures for our Shouguang and Daqing power-generating systems. In the event that we fail to obtain approvals from competent government agencies for the construction of our power-generating systems, we may be required to shut down our power-generating systems and be subject to punishment. If the power-generating systems at our Shouguang facility or our Daqing facility experience unexpected stoppage due to mechanical failure or regulatory action, or when we schedule our annual inspection of our supply systems, we must negotiate with the government for the purchase of electricity to be supplied through the relevant grid until our power-generating systems become operational. During such negotiations, we could be forced to accept pricing terms which are not favorable to us. Furthermore, such negotiations could be time-consuming which could cause a diversion of resources and time of our senior management personnel. Furthermore, we cannot assure you that there will be no interruptions or shortages in the national or local grid electricity supply or that there will be sufficient electricity available to us to meet our needs. There have been shortages in electricity supply in various regions across China, especially during periods of severe winter weather and during the summer peak season. Therefore, if either of our production facilities were to experience any significant downtime, we would be unable to meet our production targets and our business would suffer. Any disruption at our facilities would have a material adverse effect on our business, financial condition and results of operations.

Transportation delays, including as a result of disruptions to infrastructure, could adversely affect our business, results of operations and financial condition.

Our business depends on the availability of rail, road and boat distribution infrastructure for the delivery of raw materials and for the delivery of our products to our customers. Any disruptions in this infrastructure network, whether caused by earthquakes, storms, other natural disasters or human error or malfeasance, could materially impact our business. Therefore, any unexpected delay in transportation of our raw materials or in the delivery of our products to our customers could result in significant disruption to our operations, including the closure of our facilities. Specifically, we do not have contractual rights or any other license to use the railways and rail station that transport our products from our Daqing facility. If for any reason we should lose the use of these facilities, we may not be able to find sufficient alternative methods of transport for products from our Daqing facility in a timely manner, or at all. We will also rely upon others to maintain rail lines and roads from our production facilities to national rail, road and shipping networks, and any failure on their part to maintain such transportation systems could impede the delivery of our raw materials to us and our products to our customers, impose additional costs on us or otherwise cause our business, results of operations and financial condition to suffer.

If we fail to continue to develop and introduce new products and technologies, our business, results of operations and financial condition could be materially adversely affected.

We intend to continue to develop new products and technologies to broaden our product line. The planned timing or introduction of new products and technologies is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or technologies. Moreover, we cannot be sure that any of our new products or technologies will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new products to the market and apply new technologies are not successful, our business, financial condition and results of operations could be materially adversely affected.

Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, some of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected.

We use, handle, store and dispose of hazardous materials in our operations. Our wastewater may contain toxins and our edible alcohol and methane produced in our operations is flammable. See Item 4.B, “Information on the Company — Business Overview — Environmental Protection.” We cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous material. Although we have not experienced incidents in the past, there can be no assurance that we will not experience fires, leakages and other accidents. In the event of future incidents, we could be liable for any damages that may result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our manufacturing facilities, all of which would have a material adverse effect on our business, reputation, financial condition and results of operations. Furthermore, we currently do not carry any insurance coverage for potential liabilities relating to the release of hazardous materials.

Our use, production and disposal of hazardous materials subjects us to stringent environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences to our business.

Because we use, produce and dispose of hazardous materials and our production processes generate noise, wastewater, gaseous and other industrial wastes, we are required to comply with national and local environmental, health and safety regulations applicable to us. Except as disclosed in this annual report, we believe that we have complied with all applicable environmental, health and safety procedures and measures. However, we cannot completely eliminate the environmental, health and safety risks associated with our use, production and disposal of hazardous materials and we may experience environmental, health and safety incidents at our facilities, including fires, leakages and other accidents, which could result in regulatory actions requiring us to take corrective actions and subject us to fines and other penalties. In some cases, we could be required to temporarily suspend production or cease operations while we perform corrective actions.

Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, some of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected. Daqing Borun Biotechnology Co., Ltd, one of our subsidiaries, or Daqing Borun, is in the process of obtaining formal waste discharge permits for the discharge of wastewater, waste gas and noise. In the event that our Daqing facilities fail to complete the aforesaid procedure, it may be subject to a fine or be required to make corrections within a prescribed period. Except as described in this annual report, we believe we are currently in compliance with applicable environmental, health and safety regulations in all material aspects and have all necessary environmental, health and safety permits to operate our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we may be subject to significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Environmental compliance and remediation could result in substantially increased capital requirements and operating costs, which could adversely affect our business and results of operations.

We are subject to the PRC laws and regulations relating to the protection of the environment. These laws continue to evolve and are becoming increasingly stringent. The ultimate impact of complying with such laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Our Daqing facility is in the process of obtaining the formal waste discharge permit. In the event that our Daqing facilities fail to complete the aforesaid procedures, it may be subject to a fine or be required to make corrections within a prescribed period, which could be costly and difficult with respect to both penalty amounts and timeline. Our business and operating results could be materially and adversely affected if we were required to increase expenditures to comply with any new environmental regulations affecting our operations.

Our operations are subject to various risks associated with our use, handling, storage and disposal of edible alcohol, which is flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of edible alcohol, our business, reputation, financial condition and results of operations may be adversely affected and our permits and licenses may be suspended or revoked by Chinese regulatory authorities.

Although we have designed and implemented procedures and measures to promote occupational health and safety, we cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of edible alcohol. In the event of future incidents, we could be liable for any damages that may result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our research and manufacturing facilities, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

The expansion of our sales and marketing and distribution efforts in new provinces and regions may not be successful.

We plan to expand our sales and marketing and distribution efforts into provinces and regions beyond Shandong and Heilongjiang in China, and have already commenced sales and marketing operations in Sichuan Province, Anhui Province,Jiangsu Province and Hebei Province. However, our experience in the sales and marketing and distribution of our products in Shandong and Heilongjiang Provinces may not be applicable in other parts of China. We cannot assure you that we will be able to leverage such experience to expand into other provinces and regions. When we enter new markets, we may face intense competition from edible alcohol producers with established experience or presence in the geographical areas in which we plan to enter and from other edible alcohol producers with similar target customers. In addition, expansion of sales into new markets in new provinces will require the hiring and training of a new sales force to market and sell our products in that region, the assimilation with the local business cultures of new regions which may be very different from the business cultures of Shandong and Heilongjiang, and require a diversion of resources and time of our senior management personnel. If we fail to integrate effectively in new markets, our operating efficiency may be affected. Furthermore, because customers in new provinces may be far away from our production facilities, our profit margins may be lower because of increased costs in the transportation of our products. Demand for edible alcohol and government regulation may also be different in other provinces. Our failure to manage our planned expansion of sales into new provinces may have a material adverse effect on our business, financial condition and results of operations and we may not have the same degree of success in other provinces that we have had so far to date, or at all.

Our production activities are and will continue to be conducted in concentrated locations. Damage to or disruptions at our production facilities could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance.

Our two operating production facilities are located in Shandong and Heilongjiang Provinces, making our operations particularly vulnerable to natural and other disasters that may occur in those provinces. Operating hazards, natural disasters or other unanticipated or catastrophic events, including power interruptions, water shortages, storms, typhoons, fires, explosions, earthquakes, terrorist attacks, wars and labor disputes in and around these provinces could cause damage to or destroy our facilities or equipment therein. Any of these or similar events could significantly impair our ability to operate our business, as well as delay our research and development activities and commercial production. Our facilities and equipment are expensive and potentially difficult and time-consuming to repair or replace. Catastrophic events may also result in damage to or the destruction of inventory located in our production facilities. In addition, we do not carry any business interruption or other insurance that would compensate us in the event of a loss of this type. The occurrence of such an event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations may be materially and adversely affected.

We rely on our relationships with customers with whom we have sale contracts, the termination of which could cause us to experience short-term or permanent losses that would have an adverse effect on our financial condition, results of operations and prospects.

Although during the years ended December 31, 2008, 2009 and 2010, there was no single customer from which we generated more than 10% of total sales for any of our products, we do rely on our relationships with certain customers, mainly baijiu distilleries, with which we have entered into 12- to 36-month sales contracts for the sale of an aggregate 350,000 tons, or an estimated 92% of our existing annual production capacity of edible alcohol of 380,000 tons, in 2011. Additionally, during the years ended December 31, 2008, 2009 and 2010, aggregate sales to our five largest customers represented 31.7%, 23.4% and 16.6% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew our agreements to supply our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our strategy to expand our manufacturing capacity or potential investments or acquisitions we may pursue. We may need to sell debt securities or additional equity securities, or obtain additional credit facilities from banks in the PRC in order to implement our growth strategy or to otherwise meet our capital needs. The sale of additional equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

We may undertake acquisitions, which may distract our management, may not result in the benefits we had anticipated and may have unknown risks and liabilities associated with them.

Our growth strategy may involve the acquisition of new businesses or the creation of strategic alliances in the edible alcohol production business. These acquisitions could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business. We may also experience some or all of these risks with respect to our recently acquired Weifang Great Chemical Inc., or WGC, and Daqing Borun businesses. For example, we cannot ensure that WGC and Daqing Borun have obtained the necessary construction project permits, fully completed environmental impact assessment procedures and obtained all the licenses required for their conduct of business before we acquired them. Failure of Daqing Borun or WGC to comply with the aforementioned requirements may cause us to bear the liabilities provided by relevant laws and regulations.

We will continue to incur increased costs as a result of being a public company, which will adversely impact our results of operations.

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the NYSE, have imposed additional requirements on corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to add independent directors to our board (subject to certain exemptions under Section 303A.00 of the NYSE Listed Company Manual that permits a foreign private issuer to follow the corporate governance practices of its home country) and adopt policies regarding internal controls and disclosure controls and procedures. (See also risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”)

In addition, we will incur additional costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount or timing of additional costs we may incur.

Although our results of operations, cash flows and financial condition reflected in our consolidated financial statements include all of the expenses allocable to our business, because of the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. Such variations may be material to our business.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, and the failure to establish such controls could have a material adverse effect on our business and the price of our ADSs.

The PRC has only recently begun to adopt the management, legal and financial reporting concepts and practices with which investors in the United States are familiar. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management, legal and financial controls that are expected of a United States public company. If we cannot establish such controls, or if such deficiencies persist, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards. The failure to establish such controls could also result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business and the public announcement of such deficiencies could adversely impact the price of our ADSs.

We may be exposed to potential risks relating to our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, we will be required to include a management report beginning with our annual report for 2011. In addition, if we become an accelerated filer or a large accelerated filer for purposes of our annual report for 2011, we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management’s assessment of the effectiveness of our internal controls over financial reporting as well as the operating effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may, if we are required to include an attestation report from them, still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In connection with the audit of our financial statements as of and for the years ended December 31 2007, 2008 and 2009 our auditors identified four “reportable conditions” as that term is defined under standards established by the Public Company Accounting Oversight Board (“PCAOB”), in our internal accounting controls. These reportable conditions, which do not qualify as material weakness, related to our lack of a computerized financial accounting information system to record and process our financial transactions, a need to improve the timely recording and processing of our business transactions, lack of formal documentation to document and validate that management has performed periodic financial analysis and failure to set up and carry out the budget and management control in the overall operation systematically. In 2010, we have made improvement on above reportable conditions by deploying a computerized financial accounting system to do the book-keeping, recording and processing business transactions in a timely manner, setting up procedures to make annual and monthly budget and perform periodic financial analysis.

We can provide no assurance that we will be in compliance with all of the requirements imposed by Section 404 or that we will, if required, receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable, if required, to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of the ADSs.

If granted, unauthorized use of our Borun Wet Process patent of invention by third parties and the expenses incurred in protecting such patent may adversely affect our business.

We regard our Borun Wet Process patent of invention, the application of which was accepted by The State Intellectual Property Office of the PRC and is under final approval process and our “Borun” trademark as important to our business. Based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol producer in China using the Borun Wet Process and the market recognizes our brand name products. Unauthorized use of this intellectual property may reduce our revenues and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our technology or trademark. Despite our precautions, it may be possible for third parties to obtain and use our Borun Wet Process method without authorization or sell their products under our “Borun” trademark. The validity, enforceability and scope of protection of intellectual property in many industries in China are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources. Our failure to adequately maintain and protect our intellectual property rights could lead to the loss of a competitive advantage or otherwise impair our ability to operate our business.

We are dependent upon our existing management, and our business may be severely disrupted if we lose their services.

Our future performance depends substantially on the continued services of our executive officers, most notably our President and Chief Executive Officer, Mr. Jinmiao Wang. If one or more of our executive officers are unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, we do not have any key person insurance on the lives of such individuals and the loss of any of their services could materially and adversely affect us.

If any of our executive officers joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers could develop products that could compete with and take market share away from us. Each of our executive officers has entered into an employment agreement with us, each of which contain non-competition provisions. However, if any dispute arises between our executive officers and us, these non-competition provisions may not be enforceable in China. If any of the foregoing were to happen, our competitive position and business prospects may be materially and adversely affected.

One of our shareholders has significant control over the outcome of our shareholder votes.

One shareholder, King River Holding Limited, or King River, beneficially owns 57.72% of our outstanding equity interests as of the date of this annual report. Accordingly, King River has significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership in our ordinary shares by King River will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Covenants in certain PRC loan agreements entered into by Shandong Borun and Daqing Borun restrict our ability to engage in or enter into a variety of transactions, which may cause disruption in our business operations and have a material adverse effect on our business operations.

Shandong Borun Industrial Co., Ltd, or Shandong Borun, and Daqing Borun have entered into PRC loan agreements with banks in the PRC which contain various covenants that may limit our discretion in operating the business of our operating subsidiaries.

Our lenders have rights that include the following:

•      restricting us from using the loan for a purpose other than the one stated in the agreement;

•      restricting us during the term of the loan from undertaking any shareholding change or restructuring without obtaining prior approval of the lender;

•      restricting us from undertaking mergers and acquisitions or any other joint venture arrangement without prior approval of the lender;

•      restricting us from undertaking withdraw of capital, asset transfer, or equity transfer; and

•      restricting us from undertaking major investment, asset transfer, leasing, pledging or mortgaging its assets without obtaining prior approval of the lender.

As of December 31, 2010, a short-term bank loan of RMB30,000,000($4,529,875) from China Construction Bank and short-term bank loan of RMB80,000,000 ($12,079,665) from Agricultural Development Bank of China were secured by our buildings, equipment and land use right with total carrying value of RMB112,916,225 ($17,049,878) and RMB14,819,660 ($2,237,707), respectively. A short-term bank loan of RMB33,500,000($5,058,360) from Industrial & Commercial Bank of China was secured by part of our accounts receivables as at September 30, 2010 and October 31, 2010 in the aggregate amount of RMB42,722,713 ($6,450,950). Under the contract, the lender may restrict our use of the mortgaged properties and from donating, alienating, leasing or pledging the mortgage property without obtaining prior written consent of the lender.

These restrictions on our business may cause disruption in our business operations. Our lenders may restrict us from disposing of or restructuring the ownership of our operation facilities and limit our ability to undertake any acquisition or major investment. If we should fail to obtain their approval for any such transaction, we must give timely notice of the transaction. However, the lender may still have the right to rescind the loan which may materially and adversely affect our future prospects and results of operations.

Our operating results for a particular period could fall below our expectations or the expectations of investors or research analysts, resulting in a decrease in the price of our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the recent slowdown in China’s economic growth caused in part by the recent severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.00 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we may adopt certain corporate governance practices that differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE Listed Company Manual and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers.

As a foreign private issuer we are exempt under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, from providing certain disclosure. As a result our shareholders may be afforded less protection than they would enjoy if we were a U.S. company.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, our executive officers,

directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Further, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. domestic issuers.

RISKS RELATED TO OPERATING IN CHINA

All of our assets are located in China and all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject to economic, political and legal developments in China.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

After decades of centralized control, China only recently has permitted provincial and local economic autonomy and private economic activities and, as a result, we are dependent on our relationship with the local government in the provinces in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect general economic conditions in China and our business and operations.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, production permits, import and export tariffs, environmental regulations, land use rights, property and other matters. Except as otherwise disclosed in this annual report, we believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. In addition, the PRC government continues to play a significant role in regulating industry developments by imposing industrial policies, any of which could adversely impact our business.

Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our business.

Our operating business is based in China and all of our sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including the:

•              level of government involvement;

•              level of development;

•              growth rate;

•              level and control of capital investment;

•              control of foreign exchange; and

•              allocation of resources.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion.   However, since 2010, the PBOC has begun to increase the statutory reserve ratio and interest rate in response to rapid domestic growth, which may have a negative impact on the stability of China’s economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

We may become subject to People’s Republic of China taxation on our worldwide income, which could result in a material adverse effect on our financial results and might result in you becoming subject to withholding taxes on any dividends we may declare.

The newly enacted PRC Enterprise Income Tax Law and the implementation regulations thereunder (which we collectively refer to as the “EIT Law”) became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income.  Currently, uncertainty exists regarding the interpretation and implementation of the EIT Law, and as a result it is uncertain whether we will be deemed to be a PRC resident enterprise.  Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.  Under the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of  shares (including ADSs) by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may be subject to PRC tax.  It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries, including the United States.  “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation”

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuations in the value of RMB will affect the amount of the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Since our income and profits are denominated in RMB, any appreciation of RMB will increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and may subject our PRC resident beneficial owners to personal liabilities, limit or eliminate our PRC subsidiaries’ ability to distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, require changes in our ownership structure, or may otherwise expose us to liability under PRC law.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents,” generally referred to as Circular 75. The policy announced in this notice required PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. In addition, any PRC resident that is a shareholder of an SPV is required to amend its SAFE registration within 30 days after any major change in the share capital of the offshore special purpose company without any roundtrip investment being made, such as any increase or decrease of capital, stock right assignment or exchange, merger or division, investment with long term stock rights or credits or provision of guaranty to a foreign party. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV.

We understand that none of our shareholders is a PRC citizen. Our PRC counsel advises that none of our shareholders is subject to the requirement of the SAFE registration under Circular 75.

However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes to the SAFE regulations, we cannot provide any assurance that our current shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

The failure or inability to comply with the registration procedures set forth therein may subject these shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit or eliminate our PRC subsidiaries’ ability to make distributions or pay dividends or require changes to our ownership structure, all of which could adversely affect our business and prospects and prevent you from receiving any dividends on your ADSs.

We may face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.” For any equity compensation plan which is so covered and is adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens within three months after the issuance of Circular 78 to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We may adopt an equity compensation plan after this annual report and may make option grants to some of our directors and senior officers, most of whom are PRC citizens. Circular 78 may require PRC citizens who receive option grants to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time-consuming. If it is determined that any of our equity compensation plans fail to comply with such provisions, this may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2010, we carried up to RMB 606.7 million ($ 31.6 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.

Currently, WGC may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us. WGC may also retain foreign exchange in its current account,

subject to a ceiling approved by SAFE or its local branches, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our Chinese subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches and, if we finance our Chinese subsidiaries by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce or its local branches. Our ability to use the U.S. dollar proceeds of the private placement of the notes to finance our business activities conducted through our Chinese subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our Chinese subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to obtain approval of the PRC authorities prior to listing our ADSs in the United States.

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”), which became effective on September 8, 2006. The New M&A Rules purport, among other things, to require offshore SPVs that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the New M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel, we were and are not required to obtain the approval of CSRC under the New M&A Rules in connection with our initial public offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High Enterprises Limited, or China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as “Interim Provisions on Domestic Investments by Foreign Investment Enterprises” and “Provisions for the Alteration of Investors’ Equities in Foreign-funded Enterprises” instead of the New M&A Rules.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of these rules, and CSRC has yet to promulgate any written provisions or formally to declare or state whether the overseas listing of a PRC-related company structured similar to ours is subject to the approval of CSRC. Any violation of these rules could result in fines and other penalties on our operations in China, restrictions or limitations on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial condition.

The New M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other businesses. Complying with the requirements of the New M&A Rules in completing this type of transactions could be time-consuming, and any required approval processes, including CSRC approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We may be deemed a PRC resident enterprise for PRC tax purposes under the new Enterprise Income Tax Law, which could result in the imposition of a 25% PRC enterprise income tax payable on our taxable global income and additional taxation of our dividend payments to investors.

On March 16, 2007, the National People’s Congress of the PRC passed the Enterprise Income Tax Law of the PRC, or the New Income Tax Law, which took effect as of January 1, 2008. On December 6, 2007, the Implementation Rules of the Enterprise Income Tax Law of the PRC, or the Implementation Rules, were also enacted and took effect as of January 1, 2008.

Under the New Income Tax Law and the Implementation Rules, enterprises are classified into PRC-resident enterprises and non-resident enterprises of the PRC. PRC-resident enterprises are enterprises established in the PRC or established under the laws of foreign jurisdictions other than the PRC with their “de facto management body” within the PRC. Under the Implementation Rules, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. At present, uncertainty exists regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules and it is uncertain whether we will be deemed to have a “de facto management body” in China or whether we will be deemed a PRC resident enterprise.

We were established under the laws of the Cayman Islands and our current tax rate is zero. However, a substantial number of our management personnel are located in the PRC and all of our revenues arise from our operations in China. Therefore, we may be deemed a PRC resident enterprise for PRC tax purposes under the New Income Tax Law. If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, which may have a material adverse effect on our financial condition and results of operations.

Notwithstanding the foregoing provision, the New Income Tax Law also provides that, if a resident enterprise has already invested in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempt from income tax, subject to certain qualifications. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries may be exempt from income tax.

Due to the recent enactment of such laws and regulations and lack of enforcement history, it is not clear how such laws and regulations will be executed in practice. Therefore, we cannot conclude at this time whether we will be deemed as a PRC resident enterprise. It is also unclear as to (i) the detailed qualification requirements for above-mentioned exemption and (ii) whether dividend payments by our PRC subsidiaries to us will meet such qualification requirements, even if we are deemed as a PRC resident enterprise for tax purposes.

We rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs.

We are a holding company organized under the laws of the Cayman Islands, and we conduct all of our operations through our operating subsidiaries in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to serve any debt we may incur and to pay our operating expenses. Current regulations in the PRC such as the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2005), permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the laws mentioned above and the articles of association of our PRC subsidiaries, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on the PRC accounting standards and regulations each year to its statutory reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash.

Dividends payable by us to our non-PRC resident shareholders may become subject to taxes under PRC tax laws.

The New Income Tax Law and the Implementation Rules provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non-resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non-PRC resident shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident shareholder resides.

As the New Income Tax Law and the Implementation Rules have only been in effect from January 1, 2008, it is uncertain as to how these laws and regulations would be implemented by the relevant PRC tax authorities. If our dividend payments to our non-PRC resident shareholders are subject to PRC withholding tax, it may materially and adversely affect our shareholders’ return on and value of investment in our ADSs.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer (“Circular 698”) released in December 2009 by SAT, Effective as of January 1, 2008.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (Circular 698) issued by SAT on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (referred to as an Indirect Transfer) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer and, if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Since Circular 698 came into force on January 1, 2008, we cannot assure you our reorganization will not be subject to examination by the PRC Subsidiaries’ tax authorities and any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a withholding tax of 10%.

Our certificates, permits and licenses related to our operations are subject to governmental control and renewal, and failure to obtain such certificates, permits and licenses or their renewals will cause all or part of our operations to be terminated.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the PRC. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. If these permits expire without renewal, we will not be able to operate production which will cause our operations to be terminated. Our inability to obtain, the loss of, or the denial of, extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition and could result in our being required to cease operations, incur fines and incur penalties.

If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law, land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our two facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our operations.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Our failure to fully comply with PRC labor laws exposes us to potential liability.

Companies operating in China must comply with a variety of labor laws, including certain social insurance, housing fund and other staff welfare-oriented payment obligations. There exist uncertainties as to the interpretation, implementation and enforcement of such obligations. If relevant governmental authorities determine that we have not complied fully with such obligations, we may be in violation of applicable PRC labor laws and we cannot assure you that PRC governmental authorities will not impose penalties on us for any failure to comply. In addition, in the event that any current or former employee files a complaint with relevant governmental authorities, we may be subject to making up such staff-welfare oriented obligations as well as paying administrative fines. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

We face risks related to health epidemics.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the United States and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation which, in turn could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake has had a material adverse effect on the general economic conditions in the areas affected by the earthquake. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of or other severe disruptions to public transportation systems and could have a material adverse effect on our business and results of operations.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under United States law, you may have less protection for your shareholder rights than you would under United States law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some

U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a United States public company.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our use of the proceeds of our initial public offering and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2010, and we do not expect to become a PFIC for our taxable year ending December 31, 2011 or thereafter, although there can be no assurance in this regard.  In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.”  The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future.  If we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions.  Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary in effect for that year and that tax will be subject to an interest charge.  In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.  In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election.  If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election.  Additionally, if you hold our ADSs for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements.  For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

You may have difficulty bringing an action against us or our directors, or enforcing judgments obtained against us or them, because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in the PRC and because some of our directors and officers reside outside of the United States.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, some of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to bring an action in the United States against these persons. It may also be difficult for you to enforce judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our articles of association contain certain provisions that could limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares. These preference shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

Certain actions require the approval of a supermajority of at least two-thirds of the members of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

The market price for our ADSs has been and is likely to continue to be highly volatile, which could result in substantial losses to you.

The market price for our ADSs has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control and which may occur regardless of our actual operating performance, including the following:

•                                          announcements of technological or competitive developments;

•                                          regulatory developments in China affecting us, our customers or our competitors;

•                                          announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in China or internationally;

•                                          actual or anticipated fluctuations in our quarterly operating results;

•                                          changes in financial estimates by securities research analysts;

•                                          changes in the economic performance or market valuations of other edible alcohol producers;

•                                          addition or departure of our executive officers and key research personnel;

•                                          release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•                                          sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our ADSs and could cause holders of our ADSs to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs.

Any issuance of equity securities could dilute the interests of our existing shareholders and could substantially decrease the trading price of our ADSs. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

If we offer holders of our shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, United States securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

Your ability to protect your rights as shareholders through the United States federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting in 21 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary has agreed to pay you the cash dividends or other distributions it or its custodian receives on our shares or other deposited securities after deducting its fees and expenses.

You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration and the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the costs of mailing them. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may need additional capital and may sell additional ordinary shares, ADSs or other equity securities or incur indebtedness, which could result in dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

ITEM 4.          INFORMATION ON THE COMPANY

A.       History and Development of the Company

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which had been controlled by our CEO Mr. Jinmiao Wang (“Mr. Wang”) and his father, Mr. Peiren Wang (together with Mr. Wang and Mrs. Shan Junqin (“Mrs. Wang”), the “Wang family”), since the incorporation of Shandong Borun, in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction Limited, or Golden Direction, beneficially owned by Mr. Wang’s mother, Mrs. Wang, acquired the sole share (an ordinary share) of capital of China High, a Hong Kong holding company, from an unrelated party, and in October 2008 China High issued an additional 7,999 ordinary shares to Golden Direction in preparation for and pursuant to the reorganization. China High was previously incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

On September 30, 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party pursuant to an equity interest acquisition agreement for cash consideration of $160,000 and in October 2008 obtained all requisite approvals from the government for such transaction. WGC was previously established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the PRC.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,551,180.0). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in us in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, which had made its investment in June 2009 and (c) TDR Advisors, Inc., or TDR, which had made its investment in September 2009. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of our investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule ASC 470-20 (EITF 98-5 and 00-27). See footnote 12 to our audited financial statements included in this annual report.

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on

July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($20,988,418.6) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110 million ($16.7 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun Wet Process (see “ Information on the Company — Business Overview — Our Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd.,  since we regard “corn deep-processing” as a part of the biotechnology field.

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company, China High, and its controlling shareholder, Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High’s minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing our securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009, as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010, New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which were automatically convertible into 3,711,952 of its ordinary shares upon the closing of the initial public offering, to Star Elite, one of our private equity investors which is wholly owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which were automatically convertible into 1,065,330 ordinary shares upon the closing of the initial public offering, to Earnstar, one of our private equity investors which is wholly owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which were automatically convertible into 374,907 ordinary shares upon the closing of the initial public offering to TDR, one of our private equity investors which is wholly owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement and in the Amended and Restated Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of the initial public offering.

We now function exclusively through (1) Golden Direction, (2) China High, (3) China High’s wholly owned subsidiary, WGC, (4) WGC’s wholly owned and our chief operating company, Shandong Borun and (5) Shandong Borun’s wholly owned subsidiary, Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows (percentages have been rounded to the nearest hundredth):

(EARNSTAR HOLDING LIMITED should be public shareholders)

Important Events in the Development of our Business

Between June 2008 and September 2009, we:

•                  acquired Daqing Borun, resulting in a 206% increase in our production licenses, from the 160,000 tons/year license to produce edible alcohol held at the Shouguang facility, to a total of 490,000 tons/year from the two facilities after the acquisition. We believe this increase is even more significant in light of the PRC government’s policy of eliminating “backward” production capacities—consolidating the market by forcing the closure of smaller producers and refusing to approve the construction of new corn deep processing plants (see “Regulation of Our Industry—Industry Policy”);

•                  expanded our actual production capacity at Shouguang and Daqing to 220,000 tons/year facilities (see “Business Overview—Our Products and Primary Markets—Edible Alcohol”);

•                  completed the approval process of our corporate reorganization of Shandong Borun into China High in December 2008, which eliminated a regulatory risk present in our business at the time of the October 2008 Star Elite investment and ensured our ability to take on further foreign capital, improved liquidity for existing investors and would eventually facilitate our growth through our initial public offering;

•                  maintained high utilization levels for our production facilities;

•                  successfully ramped up our new or acquired production lines;

•                  found customers for 100% of our then-current production; and

•                  maintained our gross margins during the financial crisis, in part by deriving increased revenue from the sale of increased levels of by-products resulting from improvement of the Borun Wet Process (see “Operating and Financial Review and Prospects”).

Between September 2009 and June 16, 2010, the closing date of our initial public offering, we:

•                  secured sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into letters of intent with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see “Business Overview—Our Customers and Methods of Distribution of Our Products”);

•                  shifted our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (see “Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network”);

•                  improved our production yields for edible alcohol, DDGS Feed and corn germ as a result of improvements in our production techniques (see our results of operations in “Operating and Financial Review and Prospects”);

•                  installed our 100,000 tons/year capacity liquid carbon dioxide production facility, which was completed in July 2010;

•                  controlled the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see “Business Overview—Our Competitive Strengths—Corn Sourcing Arrangements”); and

Between June 16, 2010, the closing date of our initial public offering, and December 31, 2010, we:

•                  Used the net proceeds from our initial public offering, in addition to our cash generated from our operations and bank loans, to expand the production capacity of the Daqing facility through construction of Phase III. Phase III has increased our annual edible alcohol production a further 46%, or 120,000 tons/year. With the completion of Phase III of our Daqing facility, we estimate that we became the second largest edible alcohol producer in China, based on current production capacity (see “Business Overview- Overview”).

Capital Expenditures

Our capital expenditures were RMB 223.7 million, RMB 213.4 million and RMB 570.0 million (US$ 86.1 million) in 2008, 2009 and 2010, respectively, which related primarily to purchase property, plant and equipment for expansion of our Shouguang and Daqing edible alcohol facilities and Liquid Carbon Dioxide project at our Shouguang facility. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB 500 million (US$75.50 million) to RMB 600 million (US$90.60 million) for 2011, which will be used primarily for the expansion of Phase IV at our Daqing facility. We plan to fund the balance of our capital expenditure requirements for 2011 with cash on hand, cash from operations, additional bank borrowings, equity offerings and other forms of financing, if necessary.

Corporate Information

Our principal executive offices are located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, the People’s Republic of China. Our telephone number is +86 (536) 5451199. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinanewborun.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CorpDirect Agents, Inc., located at 515 East Park Avenue, Tallahassee, Florida 32301.

B.    Business Overview

Overview

We are a leading producer and distributor of corn-based edible alcohol in the PRC based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. “Baijiu” is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverages are desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS Feed, corn germ and liquid carbon dioxide as by-products which are sold separately from our edible alcohol. In July 2010, we completed construction of our liquid carbon dioxide plant at our Shouguang facility, which manufactures liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue. Our liquid carbon dioxide plant began contributing revenue in July 2010.

In China, edible alcohol can be classified into Grades A, B and C. Currently, we sell both Grade B and Grade C edible alcohol, and we intend to sell more Grade B edible alcohol. Grade B edible alcohol has a better taste, has a higher ethanol content and contains less impurities than Grade C alcohol and thus can be sold at a higher price than Grade C edible alcohol.

Based upon our knowledge of our industry and our ongoing patent application, we believe our in-house developed Borun Wet Process has a higher production yield, is environmentally friendlier and has a higher energy efficiency as compared to other producers of commercially available corn-based edible alcohol in China. The State Intellectual Property Office of the PRC accepted our application for a patent of invention for the Borun Wet Process and, as of the date of this annual report, such application is under review of final approved process. Based upon our knowledge of our industry and our ongoing patent application, we believe we are the only corn-based edible alcohol producer in China utilizing our method.

We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 183,565.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility occupies a site area of 219,156 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (190,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

With the completion of Phase III of our Daqing facility, we estimate that we became the second largest edible alcohol producer in China, based on current production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, from 2009, we entered into framework agreements with local granaries in Heilongjiang Province to purchase corn on our behalf from local farmers during the harvest season and to store the corn for delivery. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We believe these arrangements will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the non-harvest season. We pay 10-20% of the corn purchase price up front to the granaries and in some cases the Agricultural Development Bank funds the balance of the purchase price for the granaries. The agreements stipulate the amount of corn the local granaries have to purchase on our behalf and we make our purchase request to the local granaries in stages, stating the amount and purchase price determined with reference to the then prevailing market prices of purchasing directly from the farmers. The corn is stored by the granary until we request delivery. We have entered into framework agreements with 10 granaries in Heilongjiang Province to supply corn in total for at least four months’ production requirement to our Shouguang facility and Daqing facilities in 2011.

From 2008 to 2010 our revenue grew from RMB 615.9 million ($ 93.0 million) to RMB 1,713.9 million ($258.8 million), representing a CAGR of 66.8%. In the same period, our net income grew from RMB77.1 million ($11.9 million) to RMB259.4 million ($39.2 million), representing a CAGR of 83.4%.

Our Competitive Strengths

Leading Position in the Corn-Based Edible Alcohol Market in the PRC

According to the Frost & Sullivan Report, we were one of the largest corn-based edible alcohol producers in the PRC in terms of production capacity and production output of edible alcohol in 2010, and we estimate that we are currently the second largest producer of edible alcohol in China, based on current production capacity. We believe that our leading position plays an important role in negotiating and securing contracts with customers and suppliers and recruiting talent. We enjoy economies of scale over our competitors having a smaller production scale. Accordingly, we believe these enhance our overall competitiveness and are important to our future growth.

Efficient Production Technology

Our production management professionals have independently developed the Borun Wet Process for the production of edible alcohol. Based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol manufacturer that utilizes such a technology in China. The State Intellectual Property Office of the PRC has accepted our application for a patent of invention for our Borun Wet Process. Compared to the dry milling process used by other producers in China, our Borun Wet Process has a higher production yield and consumes less energy and water due to our higher degree of waste energy recovery. Our wet process also enables us to produce corn germ, which generates an additional stream of revenue compared to producers utilizing the dry milling.

The average amount of corn which we used to produce one ton of edible alcohol in each of 2008, 2009 and 2010 was 3.05, 3.03 and 3.02 tons, respectively. Thanks to our continuous optimization of our production process, our Shouguang facility produced each ton of edible alcohol from an average of 2.99 tons of corn in 2010.

Geographical Advantage of our Production Facilities

Our production facilities are situated in Shandong Province and Heilongjiang Province in the PRC. Heilongjiang Province is in the northeast region of the PRC and is one of the largest corn production provinces in the PRC. There are also a significant number of large and mid-sized local baijiu distilleries situated in Shandong Province and Heilongjiang Province. The location of our production facilities in Shandong Province and Heilongjiang Province enables us to gain access to the baijiu distilleries, potential customers as well as a stable supply and lower cost of corn, our primary raw material.

Licensed to Increase Production Capacity

Our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol, an additional 110,000 tons over the current production capacity of 220,000 tons. We believe that the approved production license for our Daqing facility ensures that we can expand our capacity in order to capitalize on future market opportunities in the near future. We believe that we are in an advantageous position in responding to the expected growing market demand for edible alcohol.

Corn Sourcing Arrangements

We have entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the northeastern region in China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season in 2011. We intend to continue with these arrangements in the future and we believe they will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

Experienced Management Team

Our management team includes our founder, Mr. Jinmiao Wang, who has been engaged in the production of corn-based edible alcohol in the PRC since 2004. Such experience has enhanced Mr. Wang’s knowledge and understanding of the corn processing industry and laid the foundation for his development of our edible alcohol business. We believe that our management team’s knowledge of the edible alcohol industry will enable us to continue to respond effectively to challenges created by changing market conditions.

Our Strategies

Continuous Expansion of Production Capacity—Construction of Phase IV of our Daqing Facility

Currently, we had a total production capacity of 380,000 tons of corn-based edible alcohol per annum (consisting of 280,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol (390,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) under our current production licenses. The 120,000 ton Grade B edible alcohol Phase III at our Daqing facility has commenced commercial production in January 2011, financed by the net proceeds from the initial public offering and our cash generated from our operations and bank loans. We intend to commence construction of Phase IV at our Daqing facility (all Grade B edible alcohol) in 2011 to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade B edible alcohol which currently has a higher gross profit margin than Grade C edible alcohol. We also plan to construct another liquid carbon dioxide production line having 200,000 tons capacity at our Daqing facility. However, we have not entered into any agreements for the construction at such facility.

Customer Diversification

We sell our corn-based edible alcohol largely to local distilleries of medium to high quality baijiu in Shandong Province and Heilongjiang Province. We plan to expand our sales to other provinces to diversify our customer base. We intend to further expand our sales of edible alcohol to western and southern provinces such as Sichuan, Anhui and Jiangsu Province where we believe that the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production.

According to the Frost & Sullivan Report, Sichuan Province is the largest baijiu production base in China. We have achieved significant progress with our sales in Sichuan Province in 2011. We have signed two letters of intent with customers in Sichuan Province, which accounts for 15% of our production capacity. From December 2009, we started selling edible alcohol to customers in Sichuan Province. And in the first quarter of 2010, we also started selling edible alcohol in Anhui and Jiangsu Province. We will continue to develop business opportunity in those regions.

To step up our marketing effort and enhance our reputation in the industry, we intend to increase our local marketing initiatives and set up regional sales offices in strategically important provinces.

Opportunistic Acquisitions

As the PRC Government, in principle, will not approve the construction of new corn deep-processing plants for edible alcohol according to current policies, we intend to look for acquisition opportunities to expand our production capacity. We will consider medium-sized dry milling edible alcohol production plants where we can improve the production technologies by converting their production processes to our more advanced Borun Wet Process.

By becoming one of the few listed edible alcohol producers in China with an efficient and environmental-friendly corn processing technology, we believe we will become one of the key consolidators in the edible alcohol industry. With our recent successful experience of acquiring the Daqing facility, we are confident in our ability to carry out similar acquisitions in China efficiently and effectively. Currently, we have not negotiated with any edible alcohol producer with respect to a possible acquisition.

Continuously Improve Product Mix

We intend to improve product mix continuously. We will shift our product mix to higher grade and high margin edible alcohol, as well as, increase profitability of by-products. We have completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons. We also constructed facility in our Shouguang facility to produce liquid carbon dioxide using the carbon dioxide collected during the production process. In addition, we installed facilities in our Daqing facility to further process corn germ to crude corn-oil aiming to obtain higher profit.

Continuous Improvement of our Borun Wet Process

Our production team has continued to enhance the process by varying conditions of our Borun Wet Process such as temperature, enzyme and acidity applied in the Borun Wet Process which has led to a consistently higher yield of edible alcohol from corn and lower energy consumption than what we believe is typical for the market. We are currently developing a process for implementation in Phase III at our Daqing facility where we will ferment raw corn directly which will reduce our energy consumption and enhance our yield of production.

Leveraging on our current success, we intend to continue to invest in research and development, especially in process technology, to improve our products and sustain our competitive edge. In this regard, we are in discussions to collaborate with local academies to set up a research center at our Shouguang facility.

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS Feed, corn germ and liquid carbon dioxide as by-products. Based on our production record during the year ended December 31, 2010, approximately 3.02 tons of corn produced 1 ton of edible alcohol, 0.68 ton of DDGS Feed, 0.23 ton of corn germ and 0.7 ton of liquid carbon dioxide.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2008, 2009 and 2010, sales of edible alcohol accounted for 73.9%, 68.7% and 69.8% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade B edible alcohol, being alcohol having a concentration of 95.5%, at Phase II of our Shouguang facility (90,000 tons), at Phase II of our Daqing facility (70,000 tons) at Phase III of our Daqing facility (120,000 tons), and we produce Grade C edible alcohol, being alcohol having a concentration of 95%, at Phase I of our Shouguang facility (70,000 tons) and at Phase I of our Daqing facility (30,000 tons). In general, Grade B edible alcohol commands a higher market price than Grade C edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2008, 2009 and 2010, 60.5%, 79.6% and 88.4%, respectively, of our edible alcohol sales revenue were attributable to the sale of edible alcohol to distilleries of baijiu.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2008, 2009 and 2010, revenue generated from the sale of edible alcohol to the chemical industry contributed 19.3%, 13.1% and 8.4% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2008, 2009 and 2010, 20.2%, 6.1% and 2.0% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2008, 2009 and 2010 was approximately RMB4,707 ($689.6), RMB4,008 ($587.2) and RMB4,730 ($714.2), respectively.

DDGS Feed

DDGS Feed is a high-protein by-product of edible alcohol which contains rich proteins, fats, amino acid, vitamins and various kinds of minerals which are vital to animal growth and suitable for feeding poultry, livestock and fish. DDGS Feed is a digestible protein and energy source for beef cattle, can be used in turkey and swine applications and acts as a feed for both feedlot and dairy cattle. DDGS Feed is also fed to poultry and its use is increasing in the pork industry. DDGS Feed is formed through a distillation, evaporation and drying process which occurs after microbial fermentation of corn in the process of edible alcohol production. In the production of edible alcohol, only starch from the corn is used and the remaining nutrients (such as protein, fiber and oil) are used to produce DDGS Feed.

The main market for our DDGS Feed is comprised of sales to feed processing factories which provide DDGS Feed to poultry, livestock, cow, sheep, chicken, ducks and fish. During the years ended December 31, 2008, 2009 and 2010, sales of DDGS Feed contributed to 16.4%, 21.3% and 17.2% of our revenues, respectively. The average selling price of our DDGS Feed (per ton) for each of the years ended December 31, 2008, 2009 and 2010 was approximately RMB1,652 ($242.0), RMB1,794 ($262.8) and RMB1,734 ($261.8), respectively.

Corn Germ

Corn germ is a food product which is created through the process of isolating the embryo buds in corn by removing the outer covering and starch. Corn germ contains the most useful nutrients in the corn kernel. Corn germ is rich in a variety of vitamins and nutrient contents including vitamin E, magnesium and calcium. Corn germ generally has a longer shelf life and contains higher levels of some nutrients than wheat germ. Corn germ contains rich oil content and can also be used for producing corn germ oil, which is already consumed in western countries for its vitamin A and E content and has been growing in popularity in China in recent years.

The main market for our corn germ is comprised of sales to corn oil-producing enterprises. During the years ended December 31, 2008, 2009 and 2010, sales of corn germ contributed to 9.3%, 9.7% and 11.5% of our total revenues, respectively. The average selling price of our corn germ per ton for each of the years ended December 31, 2008, 2009 and 2010 was approximately RMB4,169 ($610.8), RMB2,816 ($412.6) and RMB3,352 ($506.1), respectively.

Liquid Carbon Dioxide

Our Shouguang facility has commenced production of liquid carbon dioxide since July 2010. During the process of fermenting corn, waste carbon dioxide is generated (the production of one ton of edible alcohol generates approximately 0.7—0.8 ton of waste carbon dioxide) and such waste carbon dioxide is discharged into the atmosphere. Our 100,000 ton liquid carbon dioxide production line does not only generate revenue but also serves to reduce air pollution by recycling waste carbon dioxide. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. For the year ended December 31, 2010, the sales of liquid carbon dioxide contributed to 1.5% of our revenues. The sales volume was 50,442 tons at a price per ton of RMB525 ($79.3).

We will consider constructing another liquid carbon dioxide production line having 200,000 tons capacity at our Daqing facility in the future. We estimate that the total investment for this project is approximately RMB180 million ($27.2 million). However, we have not finalized the plan or entered into any agreements for the construction at such facility.

Product Under Development—Crude Corn Oil

We have constructed a facility in our Daqing facility to convert corn germ to crude corn-oil. Crude corn-oil is used to produce edible corn-oil, which is sold to corn-oil producers. Our plan is to commence sales of this product from the second quarter of 2011.

Our Production Technology

Our production technology is a departure from the traditional dry milling adopted in China of smashing dry grains and then adding water for size mixing prior to pulverization, fermentation and distillation. Our Borun Wet Process instead involves first steeping (approximately 30 hours) and then de-germing the corn kernel after which we smash the residual material with a colloid mill (a machine that is used to reduce the particle size of a solid which is suspended in a liquid) prior to fermentation (approximately 65 hours) and distillation. Below is a simplified flowchart of our Borun Wet Process.

Through the implementation of our self-developed production process we have the ability to extract corn germ from the corn, enabling us not only to generate revenue from the sale of such corn germ but also to save on energy costs by removing corn germ from the process. The extraction of corn germ reduces the content of fusil oil in the alcohol, which improves the purity of the product and taste. During the traditional method, corn germ remains in the process and is ultimately converted into corn germ lipids (fats), the presence of which during a later stage of waste water treatment inhibits the production and output of methane. Since we recycle methane through an anaerobic process to supplement our fuel needs (for heating our boilers, for example), the absence of corn germ (and, thus, corn germ lipids) in the Borun Wet Process during such water treatment stage increases our yield of methane, thereby reducing our dependence on coal for our energy needs.

Our Borun Wet Process has been developed by our team of professional technicians through years of research and refinement. We believe the key to our gradual improvement on our production technology is our understanding and control of temperature and acidity as well as other key parameters during each stage of the production process. This understanding and application requires continuous and long-term research by our technical professionals as well as the timely inspection, adjustment and replacement of key components of our equipment. Although we understand that there are companies in other countries, such as the United States, that employ similar methods, based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only edible alcohol manufacturer that utilizes such a technology in China. The State Intellectual Property Office of the PRC accepted our application for a patent of invention for our wet process and is under final approval process.

In addition to our production technology described above, we have modern production lines with state of the art equipment. For example, we now utilize five-tower fermentation and distillation equipment which enables us to produce a higher grade (Grade B) edible alcohol as opposed to three-tower equipment which generally produces ordinary grade (Grade C) edible alcohol. Most edible alcohol producers in China have three-tower equipment and thus our Borun Wet Process produces a purer, higher quality product which we believe will increase our popularity among customers.

Our Supply of Electricity

Our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power-generating systems. To satisfy the electricity demand from our Phase III Daqing facility, we constructed additional coal-fired power-generating systems. The new power-generating system for our Phase III Daqing facility will allow us to continue to be self-sufficient in power supply. Each of our Shouguang and Daqing facilities is connected to the national grids which allow us to access electricity from the local grid (to the extent available) when our turbines are under repair or their operations otherwise interrupted.

We carry out inspection, maintenance and repair works for our electricity supply system regularly to ensure a stable and continuous supply of electricity to our manufacturing facility and reduce the possibility of system failures. We carry out a full-scale inspection and maintenance program for our electricity supply system annually. This inspection and maintenance program takes approximately a week to complete. Once a stoppage in electricity occurs, our power-generating systems take a few hours to return to normal output efficiency levels.

Environmental Protection

We strive to meet all applicable environmental standards and seek to increase recycling and waste energy recovery. We believe that our Borun Wet Process is an environmentally clean production technology with little pollution or discharge. We produce excess heat, solid waste from coal burning, wastewater and generate carbon dioxide and methane in our production process. The wastewater produced is subject to applicable national and local discharge limits.

For example, due to the abundance of methane output, we can reach the discharge standard in the wastewater treatment as our COD content is less than 50 milliliters per cube, which exceeds the Chinese minimum national standard requirement of 100 milliliters (“COD” is often measured as a rapid indicator of organic pollutants in water, is typically measured in both municipal and industrial wastewater treatment plants and gives an indication of the efficiency of the treatment process). We also recycle methane produced in our wastewater treatment process to generate electricity.

We have pollution control system in relation to our wastewater discharge installed in all of our production plants. These systems are connected directly to local environmental bureaus so that the local environmental bureaus can monitor whether our wastewater discharge is up to the relevant environmental standard. Except as otherwise disclosed in this annual report, we are currently in full compliance with relevant environmental regulations.

In the process of burning coal to supply electricity, we produce solid waste which is sold normally for road building or as a type of construction material.

Quality Control Measures

We recognize the importance of stringent quality controls in our production and have established quality control departments responsible for implementing quality control measures and monitoring quality control policies and procedures. Quality control measures are in place throughout the production process to ensure that the finished products will meet our quality standards. We test raw materials, work-in-progress and finished products at our facilities throughout the production process.

Our quality control policies and procedures include: (1) a set of management policies for production, including the technical standards, detailed operational guidelines, procedures for updating technical data and on-going analyses of technical indicators; (2) detailed descriptions of the duties of each person involved in the production of our products, (3) the implementation of detailed reporting and transitional systems; (4) periodic assessments of the effectiveness of technical data and the quality of management; (5) the establishment of detailed operational procedures over key production cycles such as fermentation and distillation; and (6) incentive plans encouraging staff in the improvement of production quality and efficiency.

In addition, each of our quality control departments performs on-site inspection of corn at granaries or when raw materials are delivered to ensure that they meet the required standards.

Our Research and Development

We spent approximately RMB120,000 ($17,580.4), RMB201,600 ($29,535.0) and RMB611,200 ($92,288.6) during the years ended December 31, 2008, 2009 and 2010, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun Wet Process, as determined in accordance with US GAAP.

We currently have a research and development department staffed with ten individuals that have qualifications in various disciplines including fermentation engineering, biological technology and applied biology and food engineering. Our research and development team is mainly responsible for the cultivation and selection of enzymes for fermentation, improvement of our production technique and processes, improvement of the quality of our products and collating industry standards and information and ensuring we are abreast of advance technologies.

We also intend to collaborate with science and academic institutions to explore means to refine our production technologies and improve product quality. We are in discussions with local academies to set up research centers in our Shouguang facility.

We believe the key to our gradual improvement in our production technology is our understanding and control of temperature, enzyme and acidity as well as other key parameters during each stage of the production process. This understanding and application requires continuous and long-term research by our technical professionals as well as the timely inspection, adjustment and replacement of key components of our equipment.

Our Production Facilities and Current Production Capabilities

We have two production facilities, one in the city of Shouguang, Shandong Province (our Shouguang facility) and one in Daqing City in Heilongjiang Province (our Daqing facility). Our Shouguang facility is licensed to produce 160,000 tons of edible alcohol per year. Our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol; however its current production capacity is 220,000 tons.

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 1,975,902 square feet (approximately 183,565.81 square meters) and employs 481 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

At our Shouguang facility, we have two production lines in which the first production line was completed in 2006 to produce Grade C edible alcohol with a designed capacity of 60,000 tons per annum while the second production line was completed in August 2009 to produce Grade B edible alcohol with a designed capacity of 80,000 tons per annum. Currently, annual production capacity of our Shouguang facility is 160,000 tons of edible alcohol. We believe that our Shouguang facility is the largest edible alcohol manufacturer in Shandong Province, based on the Frost & Sullivan Report.

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156 square meters) and employs 563 company-trained employees. Based on the Frost & Sullivan Report, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

We acquired our Daqing facility in July 2008 and placed this facility into production at the end of 2008 with one production line. Upon completion of Phase II at our Daqing facility in August 2009, our annual production capacity at that facility increased to 100,000 tons of edible alcohol. Upon completion of our Phase III Daqing facility in January 2011, our annual production capacity at that facility increased to 220,000 tons of edible alcohol.

The following table summarizes the actual production level for each of our products during the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	(tons)
Edible alcohol	89,722	185,549	252,727
DDGS Feed	54,758	127,540	169,506
Corn germ	12,366	36,386	58,771
Liquid carbon dioxide	—	—	50,442

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries in Shandong and Heilongjiang Provinces. Currently, we sell over 91% of our edible alcohol to 37 customers mainly in Shandong and Heilongjiang Provinces.

Historically, our customers placed purchase orders with us on a regular basis. In late 2010 and early 2011, we entered into letters of intent for our edible alcohol with certain key customers, who have plans to purchase approximately 92% of our total production capacity in 2011. According to the letters, we will be required to produce edible alcohol with specific standards of quality on a pre-determined schedule and to deliver the products at prevailing market prices.

After our expansion of our Daqing facility in August 2009, we began using two railways and one 1,000 meter-long train station to deliver our products. The station is approximately five kilometers away from our Daqing facility. The railways and station were specifically designed for the transportation of edible alcohol from our Daqing facility. This allows us to transport our products to customers in Jiangsu, Zhejiang, Shanghai, Fujian, Guangdong, Sichuan and other regions in southern

China. We started selling in and transporting our edible alcohol to Sichuan Province in December 2009. And we also started selling edible alcohol in Anhui and Jiangsu Provinces in the first quarter of 2010.

During the years ended December 31, 2008, 2009 and 2010, there was no single customer from which we generated more than 10% of total sales for any of our products.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do make deliveries under special arrangements to approximately 20% of our edible alcohol customers who will be liable for the shipping costs. For DDGS Feed, corn germ and liquid carbon dioxide, all of our customers come to our facilities to pick up their orders and we have never been in charge of delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payments after they acknowledge their acceptance of such products (usually within one month of receipt of the products by such customers). We do not allow for payments to be deferred beyond one month as stipulated in our purchase orders.

Edible alcohol is transported using alcohol tankers for both road and rail. Generally, we will enter into a transportation contract with a delivery company and then we assign an escort to accompany the shipment in order to ensure the safe delivery of the product and to ensure our customers’ satisfaction. The party who causes the loss during such transportation is responsible for the cost of such loss.

We have never had any significant delays in the delivery of our edible alcohol under such special arrangements and we believe our delivery customers have been satisfied with our service. We do not depend on any single delivery company or a few delivery companies such that the loss of any one or more of them would have a material adverse effect on our business.

Our Sales and Marketing

We have a sales and marketing team of 28 employees. We have a sales manager overseeing our overall sales and marketing initiatives. And our Shouguang and Daqing facilities have their own sales and marketing teams which are responsible for sales and marketing of our products in different districts. Our Shouguang and Daqing sales and marketing teams consist of 21 and 7 employees, respectively.

We have our own sales team to market our products, and we do not sell our products through any distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province, we expect that all of our products manufactured at our Shouguang and Daqing facilities will continue to be sold in the local market. In December 2009, we started selling edible alcohol produced from our Daqing facility in Sichuan Province as a strategy to diversify our customer base geographically. We expect to sell more edible alcohol to provinces other than Shandong Province and Heilongjiang Province in the future. We plan to sell most of our edible alcohol from Phase III at our Daqing facility to provinces other than Shandong and Heilongjiang Provinces.

We price our products based on their respective prevailing market prices taking into account factors such as our manufacturing costs and, to a lesser extent, order size. As corn and coal are the key materials for our production, any fluctuation in the supply or price of either of these have an impact on our pricing determination. We convene meetings regularly to determine the price of our products. The general manager, sales manager, financial controller and sourcing manager participate in these meetings. Our customers generally pay at the time of receipt of our delivery or within one month after their receipt of our products, resulting in a very short accounts receivable cycle. For new customers, we may also require a prepayment before delivery of our products.

Our Suppliers and Raw Materials

At our Shouguang facility, we formerly sourced corn through the following channels: (1) from distributors in Jilin and Liaoning Province, which accounted for most of our corn supply; and (2) from local farmers in Shandong Province. At our Daqing facility, we formerly sourced corn from distributors and local farmers in Heilongjiang Province.

Beginning in November 2010, we entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the Northeastern region of China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season in 2011. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We intend to satisfy our corn consumption at our Shouguang and Daqing facilities through these arrangements. We have entered into framework agreements with 10 granaries in Heilongjiang Province to supply corn in total for at least a four-month production requirement to our Shouguang facility and Daqing facilities in 2011.

The framework agreements stipulate the quantity of corn the local granaries have to purchase on our behalf. We make our purchase requests to the local granaries in stages, stating the quantity and purchase price, determined with reference to the then prevailing market prices. Certain local granaries obtain loans from the Agricultural Development Bank to carry out the purchases of corn on our behalf. After we make a purchase request, we pay the local granaries the security deposits they are required to pay the Agricultural Development Bank in order to obtain the loans required for the purchases. The amount of the security deposit required to be paid to the local granaries for loans made by the Agricultural Development Bank is 20% of the loan amount for framework agreements. We are liable for the interest on the loans. We settle the entire purchase price (the security deposit can be used as part payment) prior to taking delivery of the corn. So far, all of our purchase requests have been executed by the local granaries in accordance with terms set out therein.

Although the local granaries purchase corn on our behalf, they hold title to the corn until we take delivery under the framework agreements. However, the local granaries cannot dispose of the corn unless we breach our settlement obligations. We have employees at the local granaries to supervise the purchase, processing and storing of the corn purchased by the local granaries on our behalf.

We are required to pay the local granaries a fixed fee of RMB110 ($16.1) per ton of corn for executing the purchase on our behalf, drying the corn to our required standard and storing the corn, among other services. 50% of this fee is payable when we request the purchase of corn and the remaining 50% when we complete the purchase. We are also responsible for the transportation cost of delivering the corn from the local granaries to our facilities.

We generally maintain an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2008, 2009 and 2010, corn accounted for 83.2%, 82.8% and 84.7% of our cost of raw materials, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and Inner Mongolia. From June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities during these months and stock our reserves. During the years ended December 31, 2008, 2009 and 2010, coal accounted for 9.5%, 9.6% and 9.0% of our cost of raw materials, respectively.

Seasonality

We believe our business is not seasonal in nature.

Competition

There is no dominant leader in our market but there are a few manufacturers whose capacities are similar to ours. We compete primarily on the basis of customer recognition and industry reputation, product price and quality, ability to deliver our product on a timely basis, and a competitive cost structure. We believe we can continue to compete successfully with our competitors because of our product quality, competitive cost structure and timely delivery of our product. In order to maintain and enhance our competitive advantages, we must continue to focus on our competitive pricing through cost control, product quality and improving our proprietary production processes.

We only compete with domestic companies and do not compete with any international producers. Our major competitors include the other top 10 edible alcohol producers in China such as Jilin New Tian Long, COFCO Zhaodong, Meihekou Fukang and Lianyungang Dongcheng.

Although we believe that our competitive strengths provide us with advantages over many of our competitors, some of our competitors may have stronger brand names, stronger customer bases, greater access to capital, longer operating histories, longer or more established relationships with their customers and greater marketing and other resources than we do. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may suffer.

Safety Procedures and Measures

Our edible alcohol and methane produced during our production process is flammable. We design and implement our production process with safety precautions against the flammable nature of edible alcohol and methane. We store produced edible alcohol in a warehouse away from our production facilities to reduce the risk of accidents (see Item 3.D, “Key Information — Risk Factors — “Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, some of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected” and “Information on the Company — Business Overview — Regulation — Regulation On Safety Administration Of Dangerous Chemicals”).

The relevant safety law which governs us is the Production Safety Law of the PRC, which sets out the legal standard for safety measures in relation to the establishment, modification and expansion of production facilities. In case of any non-compliance, the relevant governmental body has the right to order the non-complying company to remedy such non-compliance within a given period of time, failing which, it may be subject to an order for cessation of production and penalty charges, and if it amounts to a criminal offense, such company will be prosecuted under the criminal laws.

We have implemented comprehensive occupational health and safety procedures and measures for our operations. Our management examined and scrutinized the internal industrial safety control measures and safety awareness of the workforce and supervisors in all plants and within the workstations. Safety-related training and education were provided periodically to promote safety awareness of the Group’s management and employees.

We have internal safety operating manuals and risk approval procedures to ensure strict compliance with the internal rules and regulations by the employees. Our management and employees are trained under continued reassessment so as to comply with all the required procedures and the relevant operating guidelines.

Intellectual Property

We have obtained two Trademark Registration Certificates from the Trademark Office of the State Administration for Industry and Commerce in respect of our two Trademark Applications respectively and we are now also under application of other trademarks.

On April 15, 2008, the State Intellectual Property Office of the PRC accepted our application for a patent of invention for our Borun Wet Process and based upon our knowledge of our industry and our ongoing patent application, we believe that we are the only corn-based edible alcohol producer in China using the Borun Wet Process. Currently such application is under review for final approval. For a description of our Borun Wet Process technology, please see the subsection above entitled “ Information on the Company — Business Overview — Our Production Technology”.

Furthermore, we registered the domain name of www.chinanewborun.com, which is used to support our business and promote our Group.

Description of Properties: Land Use Rights

For our Shouguang facility, we have two Land Use Right Certificates covering an area of approximately 1,975,902.3 square feet (183,565.81 square meters) and 28 Property Ownership Certificate covering a construction area of approximately 377,489 square feet (35,070 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156 square meters) and 15 Property Ownership Certificates covering a construction area of approximately 356,885.15 feet (33,155.44 square meters).

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right Certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. According to the Land Administration Law of the People’s Republic of China, in any of the following cases, the relevant land administrative department may recover the land use right of State-owned land where: (1) land is to be used for the sake of the public interest; (2) land is to be used for adjustment in re-building old city districts in order to implement urban construction plans; (3) when the term for the land use right expires according to what is agreed upon in the contract for compensated use of land and the land user has failed to apply for extension or failed to get approval for extension; (4) the use of land originally allocated has been stopped due to cancellation or removal of units; (5) roads, railways, airports and mining sites that have been approved to be abandoned. Proper compensation should be given to land use right users whereas the use right of State-owned land is recovered according to the provisions of (1) and (2) of the preceding paragraph.

With respect to the expropriation of land by the State, local governments at or above the county level are required to make an announcement and to organize the implementation after such determination in accordance with the applicable legal procedures. Owners or users of the land expropriated should, within the time limit specified in the announcement, go through the compensation registration for expropriated land with the land administrative departments of the local people’s governments on the strength of the land certificate. Each of our two facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on us.

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2010, were approximately RMB93.0 million ($14.0 million) on our property and facilities and approximately RMB505.6 million ($76.3 million) on our machinery. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 481 full-time employees and our Daqing facility had 563 full-time employees for a total of 1,044 full time employees, which is comprised of 785 manufacturing staff, 231 management and administrative personnel, and the rest, 28 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we anticipate construction on such housing will commence in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB0.63 million ($0.1 million), RMB2.0 million ($0.3 million) and RMB6.2 million ($0.94 million) for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2010, we have paid RMB76,000 ($11,476) and RMB2,238,000 ($337,929) for group casualty insurance and pension insurance, respectively.

Legal Proceedings

We are not a party to any material legal proceedings.

REGULATION

Introduction

Our primary production and operation entities are WGC, Shandong Borun and Daqing Borun, each of which is located in the PRC. These entities, with respect to their business operations, are subject to relevant industry policies, laws, regulations, rules and extensive government regulatory policies.

With respect to its current business operations, we are subject to the following laws, regulations and rules:

Material Licenses and Costs for Compliance with Certain Environmental Regulations

On December 1, 2000, the Shouguang Administration for Industry and Commerce granted Shandong Borun the right to operate for a period of three years from the date of Shandong Borun’s inception and, on November 1, 2003, the Shouguang Administration for Industry and Commerce extended the business term of Shandong Borun to November 1, 2033. On July 9, 2008, the Daqing Administration for Industry and Commerce (Datong Branch) granted Daqing Borun the right to operate with no business term limitation.

WGC and its subsidiaries (Shandong Borun and Daqing Borun) can only conduct business within their registered business scopes, which appear on each of their business licenses. WGC’s license permits us to produce and sell calcium chloride; wholesale saccharifying enzyme and amylase; and purchase and sell edible alcohol, corn germ, DDGS feed and related equipments and trade of grain. Shandong Borun’s license includes production and sale of edible ethanol, xanthan gum, corn oil, glacial acetic acid, chemical products (exclusive of dangerous chemicals), the purchase of foodstuffs and the import and export of goods within the scope allowed by the PRC. Daqing Borun’s license includes production and sale (export) of edible alcohol and auxiliary materials in corn-processing, purchasing, processing and sale of foodstuffs. Any further amendment to the scope of our business will require additional applications and government approval or registration.

With respect to our costs of compliance with certain environmental regulations, we have spent approximately RMB23.9 million ($3.6 million) on the waste water treatment system, including construction and equipment expenditures.

Industry Policy

On December 2, 2005, the National Development and Reform Commission of the PRC, or the NDRC, issued the Guidance Catalogue on the Adjustment of Industrial Structure (2005 Version) in which the production of alcohol line falls under the restricted industry item. According to the Interim Provisions on the Promotion of Adjustment of Industrial Structure promulgated by the State Council and implemented on December 2, 2005, investment into new projects of restricted industries is prohibited. Companies previously doing business in restricted industries may adopt measures to reform and upgrade.

On June 3, 2007, the State Council issued a “Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission” which stipulated the increasing elimination of “backward” production capacities in paper-making, alcohol, monosodium glutamate and citric acid industries. Alcohol manufacturers with “backward” production technologies and equipment, and those smaller manufacturers having a production capacity less than 30,000 tons per year of edible alcohol would thereafter be eliminated from competing in the alcohol industry during the 11th Five-Year Plan period (from year 2006 to year 2010), and 1.6 million tons of such “backward” production capacity in the alcohol industry are to be eliminated by the end of the 11th Five-Year Plan period. Additionally, the “Notification on the Planning of Eliminating Backward Production Capacity in Paper-Making, Alcohol, Monosodium Glutamate and Citric Acid Industries” jointly issued by NDRC and State Environmental Protection Administration on October 22, 2007, provided a yearly target for elimination of 1.6 million tons of such “backward” production capacity in the alcohol industry, i.e. 101,000 tons for 2006, 400,000 tons for 2007, 444,000 tons for 2008, 355,000 tons for 2009 and 300,000 tons for 2010. According to a notice issued by National Development and Reform Commission, 945,000 tons of backward production capacity in the alcohol industry had already been eliminated by the end of 2008.

The export rebate rate of alcohol was cut to zero from 13.0 percent in 2006, then retrieved to 5.0 percent in June, 2009 to boost the China’s alcohol export. However, seeing the great increase of alcohol export may endanger local supply, the government again cancelled the export rebate rate to zero in 2010.

Starting from September, 2010, the alcohol industry applies the Cleaner Production Standard for Alcohol Industry (HJ 581-2010) to regulate the pollution caused by the production process.

Overall, we believe that such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe that the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by National Development and Reform Commission in September, 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facility shall be strengthened. Since the production of edible alcohol using corn is a form of “deep-processing” work, this policy may limit our ability to obtain our primary raw material (corn). According to the Frost & Sullivan Report, 28.0% of total consumption was used for corn deep-processing in 2010, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. As the 12th Five-Year Plan for corn deep-processing is still under composing, it is still uncertain what ratio the Chinese government is expected to apply in the next five years

Material Licenses Relating to Our Products

In accordance with the Regulations of the PRC on the Administration of Production License for Industrial Products promulgated by the State Council on July 9, 2005 and implemented on September 1, 2005, and the Circular on the Promulgation of Catalogue of Products subject to Production License issued by the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of the PRC on December 5, 2007, the State Council has put in place a production licensing system for enterprises which produce edible alcohol and liquid carbon dioxide.

Feed Production

According to the Measures for the Examination of Feed Production Enterprises issued on November 7, 2006 by the Ministry of Agriculture, and implemented on May 1, 2007, an applicant for the establishment of a feed production enterprise shall obtain the Qualification Certificates for the Examination of Feed Production Enterprises (the “Certificate”) prior to registering with the competent branches of SAIC. The Certificate also requires an annual filing before the end of March each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and amended on November 29, 2001 further provides that feed products must be granted quality certificates before such products may be commercialized.

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes. The major PRC environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Air Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste and the Law of the PRC on Prevention and Control of Environmental Noise Pollution.

The Environmental Protection Law of the PRC sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection, or the MEP, of the PRC is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions.

Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law of the PRC, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re-install contamination prevention and treatment facilities which were removed without permission or left unused, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where a violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law of the PRC resulting in serious loss of public and private property, the persons or enterprises directly responsible for such contamination may be held criminally liable.

Regulation on Work Safety

We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law of the PRC and Regulation on Work Safety License.

Work Safety Law of the PRC

The Work Safety Law of the PRC, or WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The WSL is applicable to the work safety of entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and must strengthen the administration of work safety, establish and perfect a system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The WSL and other provisions of the relevant laws and regulations create a system for attributing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (1) must establish an administrative committee for work safety or have full-time personnel for the administration of work safety; (2) are subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (3) must have archive files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (4) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people’s government in charge of the supervision and administration of work safety for archive purposes; and (5) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have highly visible marks and be clear of obstructions. Entities shall be prohibited from closing or obstructing the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and came into force on the same date. According to the RWSL, an enterprise engaging in the production of hazardous chemicals must apply for a work safety license before production.

To obtain a work safety license, an entity must satisfy certain work safety conditions, which mainly include: (1) establishing and improving a system for work safety, and formulating a complete set of work safety rules; (2) investing in safety satisfying applicable work safety requirements; (3) establishing administrative entities for work safety and installing full-time work safety administrative personnel, who have passed the appraisal conducted by the competent authority; (4) ensuring that special personnel have passed the appraisal conducted by the competent authority, and have obtained qualification certificates for special operations; (5) ensuring employees have gone through work safety education and training; (6) ensuring premises, work sites, safety facilities, equipment and technology meet the requirements of the relevant work safety laws, regulations, standards and rules; (7) providing employees with labor protection articles which are up to the national standards or standards of the industrial sector concerned; and (8) establishing emergency rescue plans for accidents, appointing entities or personnel specializing in emergency rescue, and providing necessary emergency rescue materials and equipment.

A work safety license is valid for three years. If a work safety license needs to be extended upon its expiration, an entity shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued.

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities determine and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under the PRC laws, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on October 8, 2002, the Commerce and Trade Committee of the PRC issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should, within six months of the publication of the Dangerous Chemicals Catalogue, complete registration for the production and storage of dangerous chemicals. On the same date, the Commerce and Trade Committee of the PRC also issued the Administration Rules for the Operation License of Dangerous Chemicals, according to which, an Operation License is required for the operation and sale of dangerous chemicals. Both administrative rules took effect on November 15, 2002. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

Regulation on Labor Protection

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985.

Patent Prosecution

The patent prosecution system in China is different from the system in the United States in a number of significant ways. China, like most countries other than the United States, follows the “first to file” principle. In other words, when more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. The United States, in contrast, uses a principle of first to invent to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC, demonstration or use in the PRC before the patent application filing prevents an invention from being patented in the PRC. Conversely, subject to certain statutory requirements, inventors in the United States can generally file a patent application within one year after publication of the invention if the inventor can demonstrate that the invention was made prior to the publication. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted and, even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file a complaint with the relevant authorities in charge of the patent administration. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before or during the legal proceeding. Damages for infringement are calculated as either (1) the loss suffered by the patent holder or the interested party due to the infringement or (2) the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party which produces the same kind of products has the burden of proving that there has been no infringement.

Compulsory Licensing

Under the PRC Patent Law, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the State Intellectual Property Office for a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

International Patent Treaties

The PRC is also a signatory to major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by initially filing a single international patent application pursuant to the PCT and then later filing individual country or region specific applications on the international patent application.

Foreign Exchange Regulation

Pursuant to the Foreign Exchange Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of RMB into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign exchange payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign exchange receipts into RMB.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment Through Offshore Special Purpose Vehicles by Domestic Residents, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch.

We understand that none of our shareholders is a PRC citizen. Our PRC counsel advises that none of our shareholders is subject to the requirement of the SAFE registration under Circular 75. However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes of the SAFE regulations, we cannot provide any assurance that our current shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprises in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Tax

The key taxes applicable to us in the PRC are enterprise income tax, value-added tax and consumption tax.

A.    Pursuant to the Enterprises Income Tax Law of the PRC and its implementation regulations implemented on January 1, 2008, a resident enterprise is subject to enterprise income tax for the income derived from activities both inside and outside the territory of the PRC. If an organization or establishment is set up by a non-resident enterprise in the PRC, it is subject to enterprise income tax for the income derived from such organization or establishment in the PRC and the income derived from outside the PRC but only on those activities with actual connections to the organization or establishment in the PRC. For a non-resident enterprise which has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, its income derived in the PRC will be subject to enterprise income tax.

The enterprise income tax shall be levied at the rate of 25%. A non-resident enterprise without a permanent establishment in the PRC or such non-resident enterprise which has set up a permanent establishment in PRC but its earning income is not connected with the abovementioned permanent establishment will be subject to tax on their PRC-sourced income. The income shall be taxed at the reduced rate of 10%.

Pursuant to the Arrangement between the Mainland and the Hong Kong SAR for the Avoidance of Double Taxation and Tax Evasion on Income (referred to as the Tax Arrangement), where a Hong Kong enterprise directly holds at least 25% of shareholding of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong enterprise is 5%. Otherwise, the withholding tax rate is 10% for the relevant dividends.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the Notice No. 81, residents of counter-parties to any tax treaties who own up to a certain proportion (25% or 10% in general) of the capital of a Chinese resident company paying dividends are subject to taxation on such dividends at the tax rates as arranged. Any residents of the counterparties qualifying to enjoy such tax benefits should: (1) be an enterprise subject to taxation on dividends in accordance to such tax arrangement; (2) directly own the required percentage in all equity interests and voting rights in such Chinese residents company; (3) within anytime in the 12 consecutive months prior to receiving such dividends, directly own such percentage in the Chinese resident company.

According to The Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (Trial) (referred to as the Administrative Measures) which came into force on October 1, 2009, in order for a non-resident enterprise (as defined under the PRC tax laws) that receives dividends from PRC resident enterprises, to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident enterprise may not enjoy the favorable tax treatments provided in the tax treaties. Accordingly, if the provisions of Notice 81 are satisfied and approvals under the Administrative Measures are obtained, the payments of dividends by the PRC subsidiaries to the Hong Kong subsidiaries shall be subject to a PRC withholding tax at the rate of 5% as stipulated in the Tax Arrangement. However, if the application to enjoy the favorable withholding tax under the Tax Arrangement is not approved, we may not enjoy the favorable withholding tax under the Tax Arrangement. In addition, according to Notice 81, if the primary purpose of our transactions or arrangements, in relation to the reorganization of the PRC subsidiaries, is deemed by the relevant authorities is to enjoy a favorable tax treatment, such favorable withholding tax enjoyed by us may be adjusted by the relevant authorities in the future.

B.    Pursuant to the Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended on November 10, 2008 by the State Council and implemented on January 1, 2009, unless stated otherwise, for value-added tax payers who are selling or importing goods, and providing processing, repairs and replacement services in the PRC, the tax rate shall be 17%. The value-added tax rate for taxpayers selling and importing feed shall be 13%.

C.    Pursuant to the Provisional Regulations of the People’s Republic of China on Consumption Tax and the corresponding implementation regulations as amended on November 5, 2008 by the State Council and implemented on January 1, 2009, the producers of alcohol are subject to a consumption tax at a rate of 5%.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the New M&A Rules to more effectively regulate foreign investment in PRC domestic enterprises. The New M&A Rules took effect on September 8, 2006. The New M&A Rules also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this New M&A Rules is currently unclear. However, our PRC counsel, B&D Law Firm, has advised us that based on their understanding of the current PRC laws, rules and regulations and the New M&A Rules, the New M&A Rules does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because the acquisitions among China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars related to foreign investment enterprises instead of the New M&A Rules.

B&D Law Firm has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the New M&A Rules. See Item 3.D, “Key Information — Risk Factors—Risks Relating To Doing Business In China—The application of PRC Regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our ADSs in the United States.”

Tort Liability Law

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

C. Organizational Structure

See Item 4.A, “History and Development of the Company” for more information.

D. Property, Plant and Equipment

See Item 4.B, “Business Overview” for more information.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A., “Key Information—Selected Financial Data,” our consolidated financial statements and related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Forward—Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors” and elsewhere in this annual report.

A.    Operating Results

Overview

We are a leading producer and distributor of corn-based edible alcohol in the People’s Republic of China based on tons of edible alcohol produced. Our edible alcohol products are primarily sold as an ingredient to producers of baijiu who further blend our products into finished products sold under various brand names throughout China. “Baijiu” is a grain-based alcoholic beverage, generally made from corn, wheat or barley, clear in color, with alcohol content ranging from 18% to 68%. Baijiu is sold throughout China in retail stores, bars, banquet halls, restaurants and other locations where alcoholic beverages are typically consumed. Baijiu is consumed in almost all the occasions in China where alcoholic beverage is desirable, from daily residential consumption, gatherings of family and friends, business and social occasions, to the Chinese Spring Festival celebrations. In China, consumption of baijiu is generally associated with a higher standard of living, and consumption of baijiu has grown with the expansion of the PRC economy.

We believe our in-house developed manufacturing process results in a cost-effective, consistent and superior product widely sought by baijiu producers. Producers of baijiu often have distinctive taste and flavor profiles that are achieved through proprietary recipes and blending techniques. The consistency and quality of the edible alcohol we supply to them is critical to achieving these taste and flavor profiles.

During the production of edible alcohol, we also produce DDGS Feed, corn germ and liquid carbon dioxide, and crude corn oil as by-products which are sold separately from our edible alcohol.

In China, edible alcohol can be classified into Grades A, B and C. Currently, we sell both Grade B and Grade C edible alcohol, and we intend to sell more Grade B edible alcohol upon completion of our capacity expansion. Grade B edible alcohol has a higher ethanol content than Grade C alcohol and thus can be sold at a higher price than Grade C edible alcohol.

We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (190,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). According to the Frost &Sullivan Report, we are the largest privately-owned corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol. Based on data from Frost & Sullivan Report and our knowledge of our industry, we believe we will be the largest producer of corn-based edible alcohol in China, in terms of current known production capacity following complete development of the Daqing facility.

Principal Factors Affecting our Financial Performance

We believe that the following factors will continue to affect our financial performance:

Expansion of Production Capacity

Our production capacity of edible alcohol has increased by 46.2% to 380,000 tons from 260,000 tons since the commencement of commercial production of our Phase III Daqing facility in January 2011. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we have operated our facilities at full capacity since 2007, and to date have not experienced any difficulty in selling 100% of our production even as we expanded production capacity. When increasing production capacity, we have obtained orders from existing and new customers to take up our increased production. Based on the forecast increase in market demand, the implementation of national policies restricting new production capacity and closing older, smaller producers, and our historical experience, we expect to fully utilize our new capacity at Daqing Phase III.

We believe we have been able to sell 100% of our production capacity in recent years due to our large production volume and high quality of our product making us a key supplier for leading baijiu producers, who are willing to maintain long-term relationships with us in order to secure supply of our product. Our focus on the high and medium-end baijiu market has had a direct impact on the demand for our product, in particular during the recent economic downturn, as demand for baijiu in the PRC did not experience a significant decline. As a result, demand for our product remained steady, where edible alcohol suppliers primarily servicing the pharmaceutical and chemical industries experienced sharp drops in demand. Going forward, we believe the projected growth in the high- and medium-end baijiu market will continue to result in uptake of 100% of our annual production.

Fluctuation of Demand for and Price of Edible Alcohol

Our revenues are primarily derived from sales of edible alcohol. Industry demand for edible alcohol increased from 3.4 million tons in 2006 to 5.5 million tons in 2010, equivalent to a CAGR of 12.7%, and as a result, we have operated at full capacity since 2007. According to the Frost & Sullivan Report, due to the strong demand for baijiu as a result of continuous growth in China’s per capita disposable income and a gradual recovery of the chemical industry from the global financial crisis, the demand for edible alcohol in China is expected to grow at a CAGR of 10.8% from 2010to 2014, reaching 8.3 million tons in 2014.

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. In 2010, total production capacity of edible alcohol was 6.4 million tons while the demand for edible alcohol was 5.5 million tons, according to the Frost & Sullivan Report.  To control the over-expansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry’s capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to the Frost & Sullivan Report, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers, and this historically has been our experience.

We believe that the annualized average price of edible alcohol will rise in the near term due to the growing demand for edible alcohol. The price for the edible alcohol or producer will be impacted to a lesser extent by the fluctuations in the price of corn and coal used by us. While the price of corn is expected, even under adverse severe weather conditions or other unforeseen circumstances, to fluctuate in a narrow band around pricing levels set by the PRC government, we anticipate the future fluctuation in demand for and price of edible alcohol will have a significant impact on our financial performance.

Fluctuations in the Price of Corn

The primary component of our cost of goods sold is corn. As such, any significant fluctuations in corn prices may have a significant impact on our financial performance. We normally price our products according to the price of corn, coal and other raw materials and intend to pass on any increase in our costs to our customers. Historically, we have been able to pass most of the upward fluctuation of corn prices on to our customers. Our purchasing manager is assigned to closely monitor the fluctuation of corn prices. Whenever the price of corn increases more than 1% compared to the previous day’s price, our head of sales and procurement is notified immediately and initiates a discussion with our CEO, our CFO and our general managers. Once management agrees to adjust the sales price of edible alcohol, the sales department is notified for immediate execution.

Moreover, the PRC government coordinates the price of corn by annually setting the price for government-owned granaries to buy and sell corn. The market price of corn will normally fluctuate in a narrow band around the government price in response to market conditions. While any significant fluctuations in corn price due to severe weather conditions, massive crop failure or any other unforeseen circumstance may result in corn price increases too large to be passed on to our customers, we in general expect in the future we will continue to be able to upwardly adjust the price of our edible alcohol in response to increases in corn price. However, any inability to do so would directly impact our gross profit margins.

Historically, the price of corn is lower during harvest season and higher in non-harvest season. To stabilize and lower our cost of corn, we started to enter into framework agreements with local granaries in Heilongjiang province from 2009. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. These arrangements allow us to purchase corn at a lower price during the harvest season and to transport the corn to our facility to meet our production needs during the non-harvest season. We pay 10% to 20% of our purchase amounts as security deposits to these granaries, which in some cases then obtain loans from the ADB to obtain loans to purchase corn according to our requests. We will then request that the granaries deliver their corn during the non-harvest season to satisfy our corn consumption needs in our Shouguang and Daqing facilities. We pay the granaries a storage fee and the interest for the loans they obtained from the ADB. We have an oral agreement with the ADB regarding these funding arrangements, but no formal contractual commitment from ADB. We believe that our sourcing arrangements with the Heilongjiang granaries will lower our overall price of corn; however, we cannot be certain that corn prices will not drop significantly in the non-harvest season, which could result in our corn supply arrangements effectively increasing our corn costs.

Expansion of Our Product Mix and Sales Network

We have our own sales team to market our products, and we do not sell our products through any distributors currently. Our sales teams in the Shandong Province and the Heilongjiang Province market our products directly to our customers. Most of our existing customers of products produced at our Shouguang facility are located in Shandong province, and most of our existing customers for products produced at our Daqing facility are located in Heilongjiang province. Moreover, before 2009, we only sold Grade C edible alcohol which has an alcohol concentration of 95.0% and byproducts, including DDGS and Corn germ.

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade B edible alcohol, which has an alcohol concentration of 95.5%, and began selling Grade B edible alcohol in August 2009. We intend to continue our expansion into the Grade B edible alcohol market by increasing the production capacity of our Grade B edible alcohol through the construction of Phase IV at our Daqing facility. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jiangsu and Anhui Province and intend to enlarge our strategic position in Sichuan Province. Going forward, as Grade B edible alcohol generally sells for higher prices and higher margins than Grade C edible alcohol, we anticipate our results of operations will be positively affected as we expand our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in Shouguang facility was completed and started to generate revenue in July 2010. In addition, we will further process the corn germ in our Daqing facility into crude corn-oil from the first quarter of 2011, which can further improve our profitability.

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS Feed, corn germ and liquid carbon dioxide.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 84.7% and 9.0% of our cost of goods sold in the year ended December 31, 2010, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We maintained gross profit of 19.8%, 23.4% and 23.7% for the years ended December 31, 2008, 2009 and 2010, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. This differential remains stable in 2010, that is, we are able to pass on the increased price of corn to our customers. As a result, we were able to maintain and in fact increase our gross profit margin in the year ended December 31, 2010 mainly due to the commencement of sales of our additional byproduct produced in our manufacturing process, liquid carbon dioxide, which had higher margin than other products.

Generally, while we expect our gross profit margins to increase slightly in the next few years, we also expect the following to negatively impact our gross profit margin:

•                  Our raw material prices are expected to continue to increase;

•                  Increasing labor costs; and

•                  Stricter control over the alcohol industry by the PRC Government, which would likely cause additional costs to be incurred in the future in order to comply with the stricter requirements.

We expect to offset any negative impact on our gross profit margin to a certain extent by:

•                  Focusing on higher quality products sold to higher tier customers which will allow us to command higher margins;

•                  Implementing our sourcing strategy to control our raw material costs; and

•                  Continued research and development efforts to further improve our manufacturing process to consume less raw materials and energy, manufacture our products more efficiently and produce value-added by-products, such as crude corn oil.

Operating Expenses

Our operating expenses primarily consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses consist primarily of sales employee salaries, travelling and other business development expenses and other miscellaneous items. We expect that our selling expenses will increase as we expand our sales force in connection with our expansion.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel, office expenses, traveling and entertainment expenses, insurance premiums, amortization and depreciation on computers and other office equipment, consulting and auditing fees and other administrative costs and expenses.

Our general and administrative expenses has increased after our listing on the New York Stock Exchange, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act. See Item 3.D, “Key Information — Risk Factors — We will incur increased costs as a result of being a public company, which will adversely impact our results of operations.”

Interest Expense

Interest expense consists of interest expense associated with short-term borrowings from banks which mature at various dates within the year.

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its incorporation place, is subject to tax on all profits arising in or derived from Hong Kong. No tax is levied on profits arising abroad, even if they are remitted to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2008, 2009 and 2010 as it has no business in Hong Kong and all the profits were derived from its direct and indirect subsidiaries in the PRC. The profits tax rate for the year 2010 was 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun, Daqing Borun and WGC for the year of 2008, 2009 and 2010. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2008, 2009 and 2010.

Critical Accounting Policies, Estimates and Assumptions

Basis of Presentation and Consolidation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shandong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Segment Reporting

We operate and manage our business as a single segment. As we primarily generate our revenues from customers in the PRC, no geographical segments are presented.

Revenue Recognition

We recognize revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination, or at the time products are picked up by the customers at our warehouse.

Revenues presented on the consolidated statements of operations and comprehensive income are net of sales taxes.

Cost of Goods Sold

Our cost of goods sold include product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

Inventories

Our inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

Property, Plant, and Equipment, net

Property, plant and equipment are recorded at cost. Significant additions or improvements extending useful lives of assets are capitalized. Depreciation is calculated using the straight-line method (after taking into account their respective estimated residual value) over the estimated useful lives as follows.

Buildings and improvements	20 to 30 Years
Machinery	10 Years
Office equipment and furnishing	3 to 5 Years
Motor vehicles	4 to 5 Years

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as a line item before operating income (loss).

Income Taxes

We follow ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

We adopted ASC 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative GAAP by reorganizing previously issued GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009; accordingly, the Company adopted the ASC in the third quarter of fiscal 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. In the discussion that follows, the Company will refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and will no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. Our management evaluated all events or transactions that occurred after December 31, 2010 up through March 16, 2011, the date we issued the financial statements. During the period, we did not have any material recognizable subsequent events required to be disclosed.

In June 2009, the FASB issued ASU 2009-16, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The new provisions of this standard is effective for the company on January 1, 2010.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. We will adopt this guidance beginning January 1, 2010 and we do not expect this accounting guidance to materially impact our consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. We do not believe the adoption of this guidance will have a material impact to our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	$
Revenues	615,881,195	1,060,493,812	1,713,924,878	258,795,488
Cost of goods sold	493,847,780	811,865,247	1,308,303,166	197,548,306
Gross profit	122,033,415	248,628,565	405,621,712	61,247,182
Selling, general and administrative expenses	12,928,345	22,547,881	45,716,043	6,902,931
Operating income	109,105,070	226,080,684	359,905,669	54,344,251
Other (income) expenses	5,333,952	3,408,024	12,216,600	1,844,655
Income before income taxes	103,771,118	222,672,660	347,689,069	52,499,596
Income tax expense	26,640,990	56,262,029	88,264,738	13,327,606
Net income	77,130,128	166,410,631	259,424,331	39,171,990

	Year ended December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	80.2%	76.6%	76.3%
Gross profit	19.8%	23.4%	23.7%
Selling, general and administrative expenses	2.1%	2.1%	2.7%
Operating income	17.7%	21.3%	21.0%
Other (income) expenses	0.9%	0.3%	0.7%
Income before income taxes	16.8%	21.0%	20.3%
Income tax expense	4.3%	5.3%	5.2%
Net income	12.5%	15.7%	15.1%

Revenues for the years ended December 31, 2008, 2009 and 2010 were comprised of the following:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol	454,920,795	728,765,152	1,195,460,544	180,509,542
DDGS feed	100,809,855	225,927,391	293,951,823	44,385,496
Corn Germ	57,500,714	102,298,397	196,981,771	29,743,424
Liquid Carbon Dioxide	—	—	26,477,642	3,998,013
Others	2,649,831	3,502,872	1,053,098	159,013

Total	615,881,195	1,060,493,812	1,713,924,878	258,795,488

Revenue by %
Edible alcohol	73.9%	68.7%	69.7%	69.7%
DDGS feed	16.4%	21.3%	17.2%	17.2%
Corn Germ	9.3%	9.7%	11.5%	11.5%
Liquid Carbon Dioxide	—	—	1.5%	1.5%
Others	0.4%	0.3%	0.1%	0.1%

Total	100.0%	100.0%	100.0%	100%

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

Revenues

Revenues increased by RMB653.4 million ($98.7 million), or 61.6%, to RMB1,713.9 million ($258.8 million) in the year ended December 31, 2010 from RMB1,060.5 million ($160.1 million) in the year ended December 31, 2009. The increase was primarily due to the following:

•      An increase in edible alcohol sales by approximately RMB466.7 million ($70.5 million), or 64.0%, from RMB728.8 million ($110.0 million) in the year ended December 31, 2009 to RMB1,195.5 million ($180.5 million) in the year ended December 31, 2010 primarily due to the full operation of Phase II of our Shouguang facility and Phase II at the Daqing facility in the whole year of 2010 as well as the increase in the sales price of edible alcohol. We sold approximately 181,800 tons of edible alcohol in the year ended December 31, 2009 compared to approximately 252,700 tons in the same period of 2010, representing an increase of 70,900 tons or 39.0%. Operating at full capacity, our actual production for the year ended December 31, 2009 was 185,500 tons of edible alcohol, as compared to 251,700 tons for the year ended December 31, 2010 for an increase of 66,200 tons, or 35.7%. The weighted average sales price of edible alcohol was approximately RMB4,008 ($605.2) per ton for the year ended December 31, 2009 compared to RMB4,730 ($714.2) per ton in the same period in 2010, which resulted in a increase in weighted average sales price of RMB722 ($109.0) per ton, or 18.0%. The increase was driven by the combination of the increase of corn price and strong demand for edible alcohol and also the shift of our product mix as we sold more Grade B edible alcohol.

•      An increase in DDGS Feed sales by approximately RMB68.0 million ($10.3 million), or 30.1%, from RMB225.9 million ($34.1million) for the year ended December 31, 2009 to RMB294.0 million ($44.4 million) for the year ended December 31, 2010, due to the increase in production capacity described above, partly offset by a decrease in sales price per ton. We sold approximately 125,900 tons of DDGS Feed in the year ended December 31, 2009 compared to approximately 169,500 tons in the same period of 2010, representing an increase in sales of 43,600 tons, or 34.6%. The weighted average sales price of DDGS Feed was approximately RMB1,794 ($270.9) per ton for DDGS Feed sales for the year ended December 31, 2009, compared to RMB1,734 ($261.9) per ton in the same period in 2010, representing an decrease in weighted average sales price of RMB60 ($9.0) per ton, or 3.3%.

•      An increase in Corn Germ sales by approximately RMB94.7 million ($14.3 million), or 92.6%, from RMB102.3 million ($15.4 million) for the year ended December 31, 2009 to RMB197.0 million ($29.7 million) for the year ended December 31, 2010 due to increase in production capacity and sales price. We sold approximately 36,300 tons of Corn Germ in the year ended December 31, 2009 compared to approximately58,800 tons in the same period of 2010, representing an increase in sales of 22,500 tons, or 62.0%. The weighted average sales price of Corn Germ was approximately RMB2,816 ($425.2) per ton for Corn Germ sales for the year ended December 31, 2009, compared to RMB3,352 ($506.1) per ton in the same period in 2010, representing an increase in weighted average sales price of RMB536 ($80.9) per ton, or 19.0%. The increase of sales volume was due to our expansion of production capacity in 2010 described above and improvement of production yield. The increase of sales price of Corn Germ was mainly due to the strong demand for the product.

•      An increase in liquid carbon dioxide sales, a new by-product, from nil in the year ended December 31, 2009 to RMB26.5 million ($4.0 million) in the year ended December 31, 2010 due to the commencement of sales of liquid carbon dioxide sales in July 2010. We sold approximately 50,400 tons for the year ended December 31, 2010. Operating at full capacity, our actual production for the year ended December 31, 2010 was 51,100 tons for the year ended December 31, 2010. The weighted average sales price of liquid carbon dioxide was approximately RMB525 ($79.3) per ton for the year ended December 31, 2010.

Gross Profit

Gross profit increased by RMB157.0 million ($23.7 million), or 63.1%, to RMB405.6 million ($61.2 million), or 23.7% of revenues, for the year ended December 31, 2010, from RMB248.6 million ($37.5 million), or 23.4% of revenues, for the year ended December 31, 2009. The increase was primarily due to the following:

•      Increase in revenues by RMB653.4 million ($98.7 million), or 61.6%, to RMB1,713.9 million ($258.8 million) in the year ended December 31, 2010, from RMB1,060.5 million ($160.1 million) in the year ended December 31, 2009.

•      The commencement of sales of our additional byproduct produced in our manufacturing process, liquid carbon dioxide, which had higher margin than other products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB23.2 million ($3.5 million), or 102.8%, to RMB45.7 million ($6.9 million), for the year ended December 31, 2010, from RMB22.5 million ($3.4 million), for the year ended December 31, 2009. The increase was primarily due to the following:

•      Selling expenses increased 25.8% from RMB2.4 million ($0.4 million) in the year ended December 31, 2009 to RMB3.0 million ($0.5 million) in the year ended December 31, 2010, primarily for expenses for increased sales force and promotional activities to new customers after completion of both Phase II at the Shouguang facility and Phase II at the Daqing facility in August of 2009.

•      General and administrative expenses increased by RMB22.6 million ($3.4 million), or 111.8%, from RMB20.2 million ($3.0 million) in the year ended December 31, 2009 to RMB42.7 million ($6.5million) in the year ended December 31, 2010, primarily due to an increase in administrative staff costs, professional fees and other expenses in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act as well as the expanded operations at the Daqing and Shouguang facilities.

Other (Income)/Expenses

Other expenses was RMB12.2 million ($1.8 million), primarily consisting of interest expense of RMB12.6 million ($1.9 million) and interest income of RMB0.6 million ($0.1 million) for the year ended December 31, 2010 compared to interest expense of RMB10.0 million ($1.5 million) and other income of RMB6.2 million ($0.9 million) primarily related to subsidy income received from the local government as incentives to renovate our production technology and income from disposal of obsolescent motor vehicles and outdated facilities for the year ended December 31, 2009. Interest expense increased from RMB10.0 million ($1.5 million) for the year ended December 31, 2009 to RMB12.6 million ($1.9 million) for the year ended December 31, 2010 primarily due to an increase in bank borrowings outstanding from RMB89.7 million ($13.5 million) as of December 31, 2008 to RMB143.2 million ($21.6 million) as of December 31, 2009 and to RMB498 million ($75.2 million) as of December 31, 2010 and offset by a decrease in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2010 compared to the year ended December 31, 2009.

Income Tax Expense

We recorded RMB88.3 million ($13.3 million) income tax expenses in the year ended December 31, 2010, compared to income tax expense of RMB56.3 million ($8.5 million) in the year ended December 31, 2009. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

Revenues

Revenues increased by RMB444.6 million ($67.1 million), or 72.2%, to RMB1,060.5 million ($160.1 million) in the year ended December 31, 2009 from RMB615.9 million ($93.0 million) in the year ended December 31, 2008. The increase was primarily due to the following:

•      An increase in edible alcohol sales by approximately RMB273.9 million ($41.4 million), or 60.2%, from RMB454.9 million ($68.7 million) in the year ended December 31, 2008 to RMB728.8 million ($110.0 million) in the year ended December 31, 2009 primarily due to an increase in production capacity through acquisition of the Daqing facility in July 2008 (actual production began in January 2009) and the commencement of commercial production of Phase II of our Shouguang facility in August 2009. We sold approximately 96,700 tons of edible alcohol in the year ended December 31, 2008 compared to approximately 181,800 tons in the same period of 2009, representing an increase of 85,100 tons or 88.0%. Operating at full capacity, our actual production for the year ended December 31, 2008 was 89,700 tons of edible alcohol, as compared to 185,500 tons for the year ended December 31, 2009 for an increase of 95,800 tons, or 106.8%. The weighted average sales price of edible alcohol was approximately RMB4,707 ($710.7) per ton for the year ended December 31, 2008 compared to RMB4,008 ($605.2) per ton in the same period in 2009, which resulted in a decrease in weighted average sales price of RMB699 ($105.5) per ton, or 14.9%. The decrease was due to a decrease in the cost of corn and price pressure resulting from the economic downturn.

•      An increase in DDGS Feed sales by approximately RMB125.1 million ($18.9 million), or 124.1%, from RMB100.8 million ($15.2 million) for the year ended December 31, 2008 to RMB225.9 million ($34.1 million) for the year ended December 31, 2009, due to the increase in production capacity described above. We sold approximately 61,000 tons of DDGS Feed in the year ended December 31, 2008 compared to approximately 125,900 tons in the same period of 2009, representing an increase in sales of 64,900 tons, or 106.4%. The weighted average sales price of DDGS Feed was approximately RMB1,652 ($249.4) per ton for DDGS Feed sales for the year ended December 31, 2008, compared to RMB1,794 ($270.9) per ton in the same period in 2009, representing an increase in weighted average sales price of RMB142 ($21.4) per ton, or 8.6%. The increase was due to strong domestic market demand for this product.

•      An increase in Corn Germ sales by approximately RMB44.8 million ($6.8 million), or 77.9%, from RMB57.5 million ($8.7 million) for the year ended December 31, 2008 to RMB102.3 million ($15.4 million) due to increase in ability to meet demand from customers. We sold approximately 13,800 tons of Corn Germ in the year ended December 31, 2008 compared to approximately 36,300 tons in the same period of 2009, representing an increase in sales of 22,500 tons, or 163.0%. The weighted average sales price of Corn Germ was approximately RMB4,169 ($629.5) per ton for Corn Germ sales for the year ended December 31, 2008, compared to RMB2,816 ($425.2) per ton in the same period in 2009, representing a decrease in weighted average sales price of RMB1,353 ($204.3) per ton, or 32.5%. The increase of sales volume was due to our expansion of production capacity in 2009 described above. The decrease of weighted average sales price of Corn Germ was mainly due to an overall decline of corn oil export from China as a result of the economic downturn in 2009. Thus, the price of Corn Germ, the main raw material of corn oil, dropped accordingly.

Gross Profit

Gross profit increased by RMB126.6 million ($19.1 million), or 103.7%, to RMB248.6 million ($37.5 million), or 23.4% of revenues, for the year ended December 31, 2009, from RMB122.0 million ($18.4 million), or 19.8% of revenues, for the year ended December 31, 2008. The increase was primarily due to the following:

•      Increase in revenues by RMB444.6 million ($67.1 million), or 72.2%, to RMB1,060.5 million ($160.1 million) in the year ended December 31, 2009 from RMB615.9 million ($93.0 million) in the year ended December 31, 2008.

•      Higher production yields of edible alcohol, DDGS Feed and corn germ due to improvements in production techniques.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB9.6 million ($1.4 million), or 74.4%, to RMB22.5 million ($3.4 million), for the year ended December 31, 2009 from RMB12.9 million ($1.9 million), for the year ended December 31, 2008. The increase was primarily due to the following:

•      Selling expenses increased 65.1% from RMB1.4 million ($0.2 million) in the year ended December 31, 2008 to RMB2.4 million ($0.4 million) in the year ended December 31, 2009 primarily due to additional expenses incurred in Daqing Borun including newly hired sales employees salaries, promotion expenses and other expenses totaling approximately RMB1.0 million ($0.2 million).

•      General and administrative expenses increased by RMB8.7 million ($1.3 million), or 75.6%, from RMB11.5 million ($1.7 million) in the year ended December 31, 2008 to RMB20.2 million ($3.0 million) in the year ended December 31, 2009, primarily due to general and administrative costs for the acquisition of Daqing Borun, which amounted to an increase of RMB8.6 million ($1.3 million).

Other (Income)/Expenses

Other expenses was RMB3.4 million ($0.5 million), primarily consisting of interest expense of RMB10.0 million ($1.5 million) and other income of RMB6.2 million ($0.9 million) primarily related to subsidy income received from the local government as incentives to renovate our production technology and income from disposal of obsolescent motor vehicles and outdated facilities for the year ended December 31, 2009 compared to interest expense of RMB3.0 million ($0.5 million) and other expense of RMB2.7 million ($0.4 million) primarily related to disposal of fixed assets for the year ended December 31, 2008. Interest expense increased from RMB3.0 million ($0.5 million) for the year ended December 31, 2008 to RMB10.0 million ($1.5 million) for the year ended December 31, 2009 primarily due to an increase in bank borrowings outstanding from RMB89.7 million ($13.5 million) as of December 31, 2008 to RMB143.2 million ($21.6 million) as of December 31, 2009 and offset by a decrease in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2009 compared to the year ended December 31, 2008.

Income Tax Expense

We recorded RMB26.6 million ($4.0 million) income tax expenses in the year ended December 31, 2008, compared to income tax expense of RMB56.3 million ($8.5 million) in the year ended December 31, 2009. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

B.            Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2008, December 31, 2009, December 31, 2010, we had approximately RMB20.9 million ($3.2 million), RMB105.8 million ($16.0 million) and RMB341.0 million ($51.5 million), respectively, in cash. In June 2010, we completed our initial public offering of ADSs, which resulted in net proceeds, before expenses, of $37.3 million. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	$
Net cash provided by operating activities	85,372,839	190,939,423	194,334,643	$29,343,719
Net cash used in investing activities	(223,722,382)	(213,352,205)	(569,954,350)	(86,060,723)
Net cash provided by financing activities	133,982,500	107,558,796	610,900,772	92,243,461
Effect of foreign currency exchange translation	11,610	(239,818)	(81,518)	(12,309)
Net increase (decrease) in cash	(4,355,433)	84,906,196	235,199,547	$35,514,148

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB85.4 million ($12.9 million), RMB190.9 million ($28.8 million) and RMB194.3 million ($29.3 million) for the years ended December 31, 2008, 2009 and 2010, respectively. The increase in cash provided by operating activities for the year ended December 31, 2009 compared to the same period in 2008 was primarily due to an increase in net income, non-cash expenses and trade accounts payable, income tax payable, accrued expenses and other payables, offset by a decrease in operating cash flow due to an increased inventory balance, increased accounts receivable balance and increased prepaid expenses and other current assets. The increase in cash provided by operating activities for the year ended December 31, 2010 compared to the same period in 2009 was primarily due to an increase in net income, non-cash expenses and accrued expenses and other payables, offset by a decrease in operating cash flow due to an increased inventory balance, increased accounts receivable balance, increased prepaid expenses and other current assets and decreased balance of trade accounts payable and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB134.0 million ($20.2 million), RMB107.6 million ($16.2 million) and RMB610.9 million ($92.2 million) for the years ended December 31, 2008, 2009 and 2010, respectively.  For the year ended December 31, 2008, net cash provided consisted of capital contribution of RMB10.0 million ($1.5 million), proceeds from issuances of convertible preference shares of RMB70.0 million ($10.6 million), and net borrowings under short-term borrowings of RMB65.0 million ($9.8 million) offset by dividend payments of RMB11.0 million ($1.7 million). For the year ended December 31, 2009, net cash provided consisted of proceeds from issuances of convertible preference shares of RMB54.1 million ($8.2 million) and net borrowings under short-term borrowings of RMB53.5 million ($8.1 million). For the year ended December 31, 2010, net cash provided consisted of proceeds from issuances of ADSs of RMB256.1 million ($38.7million) and net borrowings under short-term borrowings of RMB354.8 million ($53.6 million).

Financing Agreement—As of December 31, 2008, December 31, 2009 and December 31, 2010, we had approximately RMB89.7 million ($13.5 million), RMB143.2 million ($21.6 million) and RMB498.0 million ($75.2 million) outstanding short-term borrowings, bearing weighted average interest rates at 9.68%, 8.19% and 6.69% per annum respectively for the years ended December 31, 2008, 2009 and 2010. At December 31, 2010, with the exception of our RMB110.0 million ($16.6 million) loans from China Construction Bank and Agricultural Development Bank of China, which are secured by our facilities including land use rights, buildings and equipment, and with the exception of our RMB33.5 million ($5.1 million) loan from Industrial & Commercial Bank of China, which is secured by our part of accounts receivables amounted to RMB42.7 million ($6.5 million), all of our loans are secured by third party guarantees.

Our short-term borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We were able to pay off the loans on the due dates and borrow again from the same banks. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is common practice in China, particularly in Shandong and Heilongjiang Provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term loans.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. Net cash used in investing activities amounted to (1)  RMB223.7 million ($33.8 million) in 2008, mainly related to our acquisition of our

Daqing facility of RMB93.2 million ($14.1 million) and purchases of property, plant and equipment of RMB130.5 million ($19.7 million), (2) RMB213.4 million ($32.2 million) in the year ended December 31, 2009 mainly related to purchases of property, plant and equipment for Phase II at our Shouguang and Daqing facilities of RMB175.5 million ($26.5 million) and cash used to purchase our Daqing facility of RMB45.8 million ($6.9 million), offset by proceeds from disposal of outdated production facilities, and (3) RMB570.0 million ($86.1million) in the year ended December 31, 2010 mainly related to payment for construction of Daqing Phase III facility and our Liquid Carbon Dioxide project at our Shouguang facility of RMB537.6 ($81.2 million), and cash used to purchase for certain land use rights of RMB32.4 million ($4.9 million).

Future Capital Requirements—We had cash on hand of RMB20.9 million ($3.2 million), RMB105.8 million ($16.0 million) and RMB341.0 million ($51.5 million) at December 31, 2008, 2009 and 2010, respectively. We expect our capital expenditures over the next several years to increase as we execute our expansion plan to further improve our existing facilities. Our primary planned capital expenditures for fiscal 2011 are for the expansion of our manufacturing capacity in the PRC. We expect our capital expenditures in 2011 to be approximately ranging from RMB 500 million (US$75.50 million) to RMB 600 million (US$90.60 million) for the expansion of Phase IV at our Daqing facility. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through short-term loans, and the proceeds from issuances equity or debt instruments and we believe that such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.            Research and Development

We spent approximately RMB120,000 ($18,119.5),  RMB201,600 ($30,400.8) and RMB611,200 ($92,288.6), during the fiscal years ended December 31, 2008, 2009 and 2010, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun Wet Process, as determined in accordance with US GAAP.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for its RMB88.0 million ($13.3 million) short-term bank loans that matured within one year. We had agreed to guarantee these loans after the borrower had provided guarantee to us of short-term bank loans of RMB90.0 million ($13.6 million). We do not believe such guarantee to be material in respect of our liquidity, capital resources, market risk support, credit risk support or other benefits. Except for such guarantee, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest, as of December 31, 2010:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	25.0	25.0	—	—	—
Operating lease obligations	—	—	—	—	—
Purchase obligation for corn	70.0	70.0	—	—	—
Short-term debt	498.0	498.0	—	—	—
Long-term debt	—	—	—	—	—

Total:	498.0	498.0	—	—	—

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	40	Chief Executive Officer and Chairman of the Board
Bing Yu	34	Chief Financial Officer
Hengxiu Song	39	Chief Operations Officer
Wei Qi	51	Chief Technology Officer
Rongjian Wang	39	Financial Controller
Xinhua Ding	53	General Manager of Shandong Borun Industrial Co., Ltd.
Shixiang Huang	49	General Manager of Daqing Borun Biotechnology Co., Ltd.
Rong Chen	52	Director
Raymond S. Chadwick	59	Independent Director
Lucy Guo	37	Independent Director
Binbin Jiang	36	Independent Director

Unless otherwise indicated, the business address of each director and executive officer is Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, China.

Biographies of Officers and Directors

Mr. Jinmiao Wang, President, Chief Executive Officer and Chairman of the Board

Mr. Wang has served as our chief executive officer and chairman of the board since 2010. Mr. Wang also serves as the chairman of Shandong Borun and has served in such capacity since July 2008. Prior to that, Mr. Wang served as the chairman and general manager of Shandong Borun from March 2006 to July 2008. From June 2004 to March 2006, Mr. Wang served as the chairman and general manager of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun’s predecessor company. From December 2000 to June 2004, Mr. Wang served as the chairman and general manager of Shouguang Haihong Salt-Making Co., Ltd. in the city of Shouguang in Shandong Province. Mr. Wang has been honored as a private entrepreneur in Shandong Province, having made significant contributions to his local economy in China.

Mr. Hengxiu Song, Chief Operations Officer

Mr. Song has served as our chief operations officer since 2010. He has also served as the director of administration of Shandong Borun since April 2005. From April 2010 to November 2010, Mr. Song served as a director of New Borun. From February 2002 to March 2005, Mr Song served as the marketing and purchasing director of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun’s predecessor company. Mr. Song obtained a bachelor’s degree in Economics and Management from the Capital University of Economics and Business.

Mr. Rongjian Wang, Financial Controller

Mr. Wang has served as our financial controller since 2010 and was a director from April to November 2010. Mr. Wang also serves as the financial controller of Shandong Borun and has served in such capacity since July 2006. From April 2010 to November 2010, Mr. Wang served as a director of New Borun. From May 2002 to July 2006, Mr. Wang served as financial controller of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun’s predecessor company. Mr. Wang earned a bachelor’s degree in Accounting from the Shandong University of Finance in Shandong Province, China.

Mr. Rong Chen, Director

Mr. Chen has served as our director since 2010, and has served as the chairman of Shanghai Zhonglu Group Co., Ltd., Zhonglu Co., Ltd. since December 1998 and chairman and general manager of Chengde Dixian Textile Co., Ltd since November 2008. Mr. Chen has also served as vice president of the Shanghai Federation of Industry and Commerce since July 2002 and vice president of the Shanghai Private-Owned Enterprise Association. He has been a member of the Ninth and Tenth Chinese People’s Political Consultative Conference since February 1999. Mr. Chen obtained a master’s degree in International Trade from the Chinese Academy of Social Sciences.

Mr. Raymond S. Chadwick, Independent Director

Mr. Chadwick has served as our independent director since June 2010. Mr. Chadwick has also served as President & Chief Executive Officer of Diageo Chateau & Estate Wines, the wine division of Diageo, the world’s leading premium drinks business, beginning in 2001, when he assumed responsibility for the integrated wine operations of Guinness UDV North America and Seagram Chateau & Estate Wines. On July 1, 2009, Mr. Chadwick stepped down from that role after 35 years of overall service, but continues to serve as a member of the Board of Directors of Diageo Chateau & Estate Wines. Previously, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of the Seagram Chateau & Estate Wines Company, where his responsibilities included the overall direction of the finance function, long range and strategic planning, international sales, business development, information services, and environmental affairs. Mr. Chadwick served concurrently as Managing Director of Barton & Guestier, S.A., and had functional responsibility for the finance function at the Seagram Beverage Company. Mr. Chadwick first joined Seagram in 1974 and worked in a variety of roles, including market research, sales and finance. He also spent time in London in an international marketing role for Brown-Forman. Mr. Chadwick served as integration leader when The Seagram Classics Wine Company and Seagram Chateau and Estate Wines Company were merged in 1996. He served as co-integration leader during the merger of Diageo and Seagram wine operations in 2001, which lead to the formation of Diageo Chateau & Estate Wines. Mr. Chadwick received his Bachelor of Arts and Master of Arts degrees from the University of Virginia, as well as an M.B.A. from the University of Chicago. He also studied in France, including a year in Bordeaux on a Fulbright scholarship. He currently serves as Chairman of the Board of Wine Institute, and as a Director of the Napa Valley Vintners. He also serves on the Advisory Board of Klein Foods, Inc. and on the Board of the Sonoma State University Wine Business Management Program.

Ms. Lucy Guo, Independent Director

Ms. Guo has served as our independent director since June 2010. Since August 2009, Ms. Guo has served as an equity research analyst at Ziff Brothers Investments, L.L.C. From April 2005 to August 2009, Ms. Guo served as a director in the Private Equity Group of Mergers & Acquisitions

Transaction Services at KPMG LLP in Chicago, IL, where she advised private equity firms and strategic buyers on their domestic and cross-border deals in the U.S., Europe and Asia-Pacific region. Prior to joining KPMG, she served as a senior associate at PricewaterhouseCoopers LLP in Philadelphia, PA, where she advised a diversified group of publicly held and private companies with a range of financial advisory services including audits, SEC filing requirements for initial public offerings, debt offerings, private placements and implementation of Sarbanes-Oxley Section 404 requirements. Ms. Guo received her Bachelor of Economics with a major in Investment Management from the Central University of Finance and Economics in China, as well as an M.B.A. from the University of Miami. Ms. Guo is a CFA Charter holder since 2003 and a CPA licensed in the state of Illinois and Pennsylvania. She is also a member of CFA Institute and a member of American Institute of Certified Public Accountants.

Mr. Binbin Jiang, Independent Director

Mr. Jiang has served as our independent director since June 2010. Since July 1997, he has served as the general secretary of Shandong Alcohol Industry Association, a member of the Technology Committee of the China Alcoholic Drinks Industry Association, Alcohol Branch, the vice general secretary of Shandong White Spirits Industry Association, the vice general secretary of Shandong Beer Industry Association, and the vice president of Shandong Food Industry Limited. He obtained a bachelor’s degree in Fermentation from Food Engineering School of Shandong Institute of Light Industry.

Ms. Bing Yu, Chief Financial Officer

Ms. Yu has served as our chief financial officer since 2010 and has served as our chief financial officer of Shandong Borun since October 2009. From June 2007 to September 2009, Ms. Yu served as the executive director of Brainzoom Business Consulting Co., Ltd., a business and financial consulting services company in China. From March 2006 to May 2007, Ms. Yu served as the corporate financial director of Cellon International Holdings Corporation in Shenzhen, China. Prior to that, Ms. Yu worked at Arthur Andersen & Co. and as a manager of Assurance and Business Advisory at PricewaterhouseCoopers in Shenzhen. Ms. Yu earned a bachelor’s degree in Accounting from the Central University of Finance and Economics in Beijing, China. Ms. Yu is a Certified Internal Auditor, a member of the Chinese Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants.

Mr. Wei Qi, Chief Technology Officer

Mr. Qi has served as our chief technology officer since 2010 and as chief technology officer of Daqing Borun since August 2008. Mr. Qi has also served as the chief engineer of Shandong Borun Industrial Co., Ltd. from July 2005 to August 2008. From January 2000 to June 2005, he was the vice president of Shandong Jiujiu Limited, an edible alcohol producer with advanced technologies. Mr. Qi obtained a bachelor’s degree in Sciences from Qiqihaer Light Industrial College.

Mr. Xinhua Ding, General Manager of Shandong Borun Industrial Co., Ltd.

Mr. Ding has served as the general manager of Shandong Borun Industrial Co., Ltd. since July 2008. Prior to joining us, he served as the vice president of Shandong Haoxin Group from September 2000 to July 2008. Mr. Ding obtained his Master of Business Administration degree from Peking University and a bachelor’s degree in Economics and Management from Shandong University.

Mr. Shixiang Huang, General Manager of Daqing Borun Biotechnology Co., Ltd.

Mr. Huang has served as the general manager of Daqing Borun Biotechnology Co., Ltd. since July 2008. He served as the executive vice president of Shandong Borun Industrial Co., Ltd. from

March to June 2008. Mr. Huang served as the vice president of Gulf Resources, Inc., a company listed on the NASDAQ, from January 2006 to March 2008. Mr. Huang obtained a bachelor’s degree in Business Administration from Capital University of Economic and Business.

B.            Compensation

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation to our executive officers and directors was RMB 3,978,000 ($601,000).

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques that have resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was elected at our 2010 annual meeting of shareholders, which was held on December 21, 2010, to hold office until our next annual meeting of shareholders, which we currently expect will be held in December 2011. Each of our directors has served on our board since 2010.

None of our directors have any contractual arrangements with us or any of our subsidiaries providing for benefits upon termination of employment.

A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest, provided that the director has made the appropriate declaration of interest in the contract, proposed contract or arrangement. The directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or any third party. We have established three committees of the board of directors:

•      the audit committee;

•      the compensation committee; and

•      the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and NYSE corporate governance rules. The charters of each of the committees are available on our website, www.chinanewborun.com. We have also adopted corporate governance guidelines to assist the board in the exercise of its responsibilities, which is available on our website at www.chinanewborun.com. Each committee’s members and functions are described below.

Board Committees

Audit Committee

Our audit committee consists of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Lucy Guo is the chairman of our audit committee and meets the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•      selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•      reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•      reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•      discussing the annual audited financial statements with management and our independent registered public accounting firm;

•      reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•      annually reviewing and reassessing the adequacy of our audit committee charter;

•      such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•      meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Binbin Jiang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

•      approving and overseeing the compensation package for our executive officers;

•      reviewing and making recommendations to the board with respect to the compensation of our directors; and

•      reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Raymond S. Chadwick, Lucy Guo and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Raymond S. Chadwick is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•      identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•      reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•      advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•      monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

The functions and powers of our board of directors include, among others:

•      convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•      declaring dividends and distributions;

•      appointing officers and determining the term of office of officers;

•      exercising the borrowing powers of our company and mortgaging the property of our company; and

•      approving the transfer of shares of our company, including the registering of such shares in our share register.

D.            Employees

As of the date of this annual report, our Shouguang facility had 481 full-time employees and our Daqing facility had 563 full-time employees for a total of 1,044 full time employees, which is comprised of 785 manufacturing staff, 231 management and administrative personnel, and the rest, 28 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB0.63 million ($0.1 million), RMB2.0 million ($0.3 million) and RMB6.2 million ($0.94 million) for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2010, we have paid RMB76,000 ($11,476)and RMB2,238,000 ($337,929) for group casualty insurance and pension insurance, respectively.

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 16, 2011, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of ordinary shares beneficially owned by each person is based on 25,725,000 ordinary shares outstanding as of March 7, 2010. All ordinary shares owned by such person, including ordinary shares underlying share options and warrants that are exercisable within 60 days after March 7, 2010 are deemed to be outstanding and beneficially owned by that person for the purpose of computing the percentage ownership of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—
Bing Yu, Chief Financial Officer	—	—
Hengxiu Song, Chief Operations Officer	—	—
Wei Qi, Chief Technology Officer	—	—
Rongjian Wang, Financial Controller	—	—
Xinhua Ding, General Manager of Shandong Borun	—	—
Shixiang Huang, General Manager of Daqing Borun	—	—
Rong Chen, Director	—	—
Binbin Jiang, Independent Director	—	—
Raymond S. Chadwick, Independent Director	—	—
Lucy Guo, Independent Director	—	—
All directors and executive officers as a group (11 persons):	—	—%

Principal Shareholders:
King River Holding Limited(1)	14,847,811	57.72%
Star Elite Enterprises Limited(2)	3,711,952	14.43%

(1)          King River Holding Limited is a British Virgin Islands company which is 100% controlled and owned by Mrs. Wang, the mother of our President and CEO Mr. Jinmiao Wang, however, Mr. Wang expressly disclaims any nominal or beneficial ownership of the shares owned by King River Holding Limited and shares of capital stock of any of our group companies. Mrs. Wang has sole voting power and investment control of the shares held by King River Holding Limited, the business address of which is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(2)           Ms. Ping Chen owns 100% of the issued and outstanding shares of capital stock of Star Elite, is the sole director of Star Elite and has sole voting and investment control over the shares held by Star Elite. The business address of Star Elite is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership.”

B.            Related Party Transactions.

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which has been controlled by Mr. Wang and his father since Shandong Borun’s incorporation in the PRC in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, a British Virgin Islands limited liability company beneficially owned by Mrs. Wang, a member of the Wang Family, acquired China High, a Hong Kong holding company, from an unrelated party, whereby Golden Direction acquired the sole share of capital (an ordinary share) and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in preparation of the reorganization. In October 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party for cash consideration of $160,000.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,551,180.0). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, including (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company’s business. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company China High and its controlling shareholder Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High’s minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing the Company’s securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which were automatically convertible into 3,711,952 of its ordinary shares upon the closing of the initial public offering, to Star Elite, one of our private equity investors which is wholly owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which were automatically convertible into 1,065,330 ordinary shares upon the closing of the initial public offering, to Earnstar, one of our private equity investors which is wholly owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which were automatically convertible into 374,907 ordinary shares upon the closing of the initial public offering to TDR, one of our private equity investors which is wholly owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange.

Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

New Borun Shareholders Agreement

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun. The shareholders agreement provided for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders agreed to waive all conditions in the shareholders agreement so that all of their preference shares automatically converted into ordinary shares upon the closing of our initial public offering on June 16, 2010. Therefore, all Class A, B and C preference shares have been fully converted into ordinary shares.

The shareholders agreement further provided that Star Elite, Earnstar and TDR would, upon the closing of a qualified public offering (which includes the initial public offering), retain the right to nominate one director candidate at the next annual meeting of our shareholders, which was held in December 2010, however such nominating right did not guarantee that such director candidate would be elected to serve as a director.

Furthermore, Earnstar and TDR (for purposes of this paragraph only, a “Holder”) retain Form F-3 registration rights, which shall terminate five years following the closing of our initial public offering unless terminated sooner upon the earlier of (i) the completion of a Liquidation Event (as defined in the shareholders agreement) and (ii) as to either Holder, when all Registrable Securities (as defined in the shareholders agreement) held by such Holder could be sold without restriction under Rule 144 within a 90 day period.

Upon receipt of a written request to effect a registration on Form F-3 in accordance with the terms of the shareholders agreement, the Company shall be obligated to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested, together with all or such portion of the Registrable Securities of any other Holder entitled to join in such request in accordance with the terms of the shareholders agreement. However, we are not obligated to effect any registration:

•                  if Form F-3 is not available for such offering by the Holder(s),

•                  if the Holder(s), together with the holders of any other of our securities entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $10,000,000,

•                  if we furnish to the Holders a certificate signed by our President or Chief Executive Officer stating that in the good faith judgment of our Board, it would be materially detrimental to us and to our shareholders for such Form F-3 registration to be effected at such time, in which event we shall have the right to defer the filing no more than once during any 12 month period for a period of not more than 60 days after receipt of the request of the Holder(s); provided that we shall not register any of its other shares during such 60 day period,

•                  if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of the Holder(s) have been excluded (with respect to all or any portion of the Registrable Securities the Holder(s) requested be included in such registration) or

•                  in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Form F-3 registrations are deemed not to be “demand” registrations and except as otherwise provided in the shareholders agreement, there shall be no limit on the number of times the Holder(s) may request registration of Registrable Securities.

All registration expenses incurred in connection with any registration (but excluding certain Selling Expenses set forth in the shareholders agreement) shall be borne by us. The shareholders agreement also includes standard indemnification provisions. If we are obligated to file a registration statement, we are obligated to use our best efforts to cause such registration statement to become effective, and, upon the request of the Holder(s) of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 90 days or, in the case of Registrable Securities registered under Form F-3 in accordance with Rule 415 under the Securities Act, until the distribution contemplated in the registration statement has been completed; provided, however, that such 90 day period shall be extended under certain circumstances as set forth in the shareholders agreement.

Without the prior written consent of the Holder(s) of a majority in interest of the Registrable Securities then outstanding, we have covenanted and agreed that we shall not grant for the benefit of any person or entity any registration rights of any kind (whether similar to the “demand,” “piggyback” or Form F-3 registration rights or otherwise) relating to any securities of the Company which are senior to, or on a parity with, those granted to the Holders of Registrable Securities. A complete description of such registration rights are set forth on Exhibit C to the shareholders agreement.

Additional Related Party Transactions

Mr. Rong Chen, a director of the Company, has also served as the chairman of Shanghai Zhonglu Group since December 1998. On December 26, 2008, the Company entered into a loan agreement with Shanghai Zhonglu Group pursuant to which the Company borrowed an aggregate amount of RMB40,000,000 (US$6,039,832.7) with a fixed interest rate of 30% per annum, which was repaid in two installments on January 25, 2009 and April 25, 2009, respectively.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4, “Information on the Company — Business Overview — Legal Proceedings.”

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends on our ordinary shares. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Shandong Borun declared and distributed dividends of RMB3.6 million ($0.5 million) in 2006 and RMB11.0 million ($1.7 million) in 2007. We did not declare any dividends in 2008, 2009 and 2010. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

Our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital.

Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information — Risk Factors—Risks related to doing business in china—we rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs.”

In addition, if our Company is considered a PRC-resident enterprise for tax purposes, any dividends distributed by our Company to our Company’s non-resident corporate shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of a tax treaty between the PRC and the jurisdiction in which the non-resident shareholder resides. See Item 3.D, “Key Information — Risk Factors—Risks related to doing business in china—dividends payable by our company to its non-resident shareholders may become subject to taxes under the prc tax laws.”

Furthermore, pursuant to the Tax Arrangement, Notice 81 and the Administrative Measures, a payment of dividends by WGC to China High Enterprises Limited, which holds 100% of the equity interest in WGC, may be subject to a PRC withholding tax at a rate of 5%, if the provisions of Notice 81 and the Administrative Measures are satisfied and our overseas members are not considered to be PRC-resident enterprises for tax purposes. See Item 3.D, “Key Information — Risk Factors — Risks Related To Doing Business In China—Dividends payable by our company to its non-resident shareholders may become subject to taxes under the prc tax laws.” and see also Item 10. E, “Additional Information — Taxation — People’s Republic of China Taxation.” We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

If we pay any dividends, the Depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                             THE OFFER AND LISTING.

A.                                    Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.  On March 11, 2011, the closing sale price of our ADSs as reported on the NYSE was $10.97 per ADS.

	Sale Price
	High	Low
Annual High and Low
2010 (from June 11, 2010)
Quarterly High and Low
Second Quarter 2010 (from June 11, 2010)	$7.00	$5.85
Third Quarter 2010	$11.60	$4.93
Fourth Quarter 2010	$19.40	$9.90
First Quarter 2011 (through March 11, 2011)	$14.29	$10.50
Monthly High and Low
September 2010	$11.60	$7.59
October 2010	$19.40	$10.43
November 2010	$16.91	$11.01
December 2010	$12.54	$9.90
January 2011	$14.29	$10.50
February 2011	$14.13	$10.99
March 2011 (through March 11, 2011)	$13.25	$10.97

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

See Item 9.A above.

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

ITEM 10.                      ADDITIONAL INFORMATION.

A.                                    Share capital

Not applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated articles of association contained in our F-1 registration statement (File No. 333-166312) originally filed with the Securities and Exchange Commission on April 27, 2010, as amended. For further information regarding our amended and restated articles of association, share capital and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, see the section titled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-166312).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business, except for the material contracts described below and those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

We obtained a short-term bank loan of RMB30,000,000 ($4,529,875) from China Construction Bank and short-term bank loan of RMB80,000,000 ($12,079,665) from Agricultural Development Bank of China, which were secured by the Company’s buildings, equipment and land use right with total carrying value of RMB112,916,225 ($17,049,878) and RMB14,819,660 ($2,237,707), respectively. The mortgage is effective so long as the loan referenced above is outstanding. If we do not pay the loan on time, then the China People’s Court may seize the property. We have the duty to maintain the property and its value. If the property is damaged or destroyed, we must timely notify the banks and the banks may collect the insurance proceeds. After signing the mortgage contract, we were required to purchase and did purchase insurance on the collateral and the banks were to be named the primary beneficiary of the insurance. The banks have the right to the collateral if we do not pay on time, becomes bankrupt or loses its business license. The banks may proceed with their right through negotiation with us or through the Court. We shall not transfer the collateral to a third party without the prior written notice to and consent from the banks. We must also notify the Banks on all material changes to the business of us.

D.                                    Exchange Controls

See Item 4.B, “Information on the Company — Business Overview — PRC Government Regulations — Regulation of Foreign Currency Exchange and Dividend Distribution” and “—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”

E.                                      Taxation

The following discussion of material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calder, our Cayman Islands counsel. To the extent the discussion relates to matters of U.S. federal income tax law, it constitutes the opinion of DLA Piper Hong Kong, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double-tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently uncertainty exists regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules and it is uncertain whether we will be deemed a PRC resident enterpriseTherefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Taxation

This section describes the material U.S. federal income tax considerations of the ownership and disposition of ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in ADSs. This discussion applies to holders who hold and beneficially own ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•      dealers in securities or currencies;

•      traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•      banks or other financial institutions;

•      insurance companies;

•      tax-exempt organizations;

•      partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding our ADSs through any such entities;

•      persons that hold our ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•      U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•      persons liable for alternative minimum tax; or

•      persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including our ordinary shares and our ADSs) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to in this discussion as the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including the PRC.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ADSs and are:

•      a citizen or resident of the United States for U.S. federal income tax purposes;

•      a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•      an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•      a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

If a partnership or other pass-through entity holds our ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. If you hold our ADSs through a partnership, you should consult your tax advisor as to the consequences of owning or disposing of such ADSs.

U.S. Holders

This discussion applies only to U.S. Holders.  If you are not a U.S. Holder, please refer to the discussion below under “Non-U.S. Holders.”

Ownership of ADSs

A U.S. Holder of our ADSs generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for such ADSs will not be subject to U.S. federal income tax.  The remainder of this discussion assumes that a U.S. Holder holds our ADSs and has not withdrawn any ordinary shares from the depositary.

Effect of Uncertainty Relating to PRC Taxation

As described above under “People’s Republic of China Taxation,” there is uncertainty as to whether we might be subject to tax as a PRC “resident enterprise.”  As a result, it is not certain whether we would be subject to PRC enterprise tax and whether distributions our subsidiaries make to us, or we make to you, might be subject to PRC withholding taxes.  Additionally, if we are treated as a PRC “resident enterprise,” it is not certain whether a U.S. Holder of our ADSs would be eligible for the benefits of the income tax treaty between the United States and the People’s Republic of China (the “Treaty”).  Whether and how these uncertainties are resolved may materially affect the U.S. federal income tax consequences of holding our ADSs.

Dividends on ADSs

Subject to the “Passive Foreign Investment Company Considerations” discussion below, if we make distributions on our ADSs, the U.S. dollar gross amount of any distributions (including amounts withheld to reflect withholding taxes by the PRC or any other foreign jurisdiction) you receive on our ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles, and as a result you generally will be required to treat all distributions on our ADSs as dividends for U.S. federal income tax purposes.

Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual U.S. Holder and have held your ADSs for a sufficient period of time, distributions on our ADSs made before January 1, 2013 and treated as dividends generally will constitute “qualified dividend income” and as a result taxed at a maximum 15% rate, as long as we are treated as a “qualified foreign corporation.”  A foreign corporation is treated as a qualified foreign corporation for this purpose with respect to shares (including ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We expect our ADSs to continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States, and as a result we expect to be a qualified foreign corporation for this purpose.  A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States.  In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (as discussed above under “People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, generally would constitute qualified dividend income.  Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Code Section 163(d)(4) will not be eligible for these reduced rates of taxation regardless of our status as a qualified foreign corporation.  In addition, the rate reduction will not apply to dividends where the person receiving the dividends is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met. Distributions on our ADSs will not be eligible for the “dividends-received deduction” available to corporate U.S. holders.

Foreign Tax Credit Considerations

Dividends on our ADSs generally will constitute income derived from non-U.S. sources and as “passive income” for U.S. foreign tax credit limitation purposes, although in certain special circumstances you might be required to treat dividends on our ADSs as “general income” for these purposes.  If we are deemed by the PRC tax authorities to be a “resident enterprise” (as described above under the heading “People’s Republic of China Taxation”), we might be required to withhold and pay over to the PRC withholding tax on distributions that we make to you, in which case you may be able to claim a U.S. foreign tax credit for such taxes withheld, subject to the general limitations on the availability of the foreign tax credit in your circumstances. If, however, the PRC taxes are either imposed on us directly (and not as a withholding tax on distributions to you), or required to be withheld on distributions to us by our subsidiaries rather than on distributions from us to you, generally you would not be able to claim a foreign tax credit for such PRC taxes.  Additionally, if you are eligible for the benefits of the Treaty, you generally would be able to claim a foreign tax credit only for PRC tax withheld up to the maximum rate on dividends specified in the Treaty.  You generally will not be able to claim a foreign tax credit for any PRC enterprise tax that we are required to pay on our PRC taxable income, although a U.S. domestic corporation that owns 10% or more of our outstanding voting stock may be eligible for an indirect tax credit at the time we make distributions, provided other conditions are met.  As discussed above, the application of the relevant PRC tax laws is not clear, and as a result the availability of any U.S. foreign tax credit resulting from holding our ADSs is uncertain.  The rules governing the availability of foreign tax credits are extremely complex and may vary based on your individual circumstances.  You should consult your own adviser as to the availability of a foreign tax credit in your individual circumstances.

Sales and other dispositions of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” when you sell or otherwise dispose of our ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amounts realized on such sale or other disposition and your adjusted tax basis in our ADSs, both as determined in U.S. dollars. Your adjusted tax basis will equal the amount you paid for our ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition.  If you are an individual U.S. Holder, under current law any such long-term capital gain will be taxed at preferential rates.  Your ability to deduct capital losses will be subject to various limitations.  Any gain or loss recognized generally will be treated as derived from U.S. sources for U.S. foreign tax credit limitation purposes; however, as discussed above under “People’s Republic of China Taxation,” if the PRC tax authorities were to assert that any gains recognized were subject to PRC tax and you were eligible for the benefits of the Treaty, such gains or losses might be resourced under the Treaty to the PRC, and as a result treated as derived from non-U.S. sources for U.S. foreign tax credit purposes.  Please see above under “People’s Republic of China Taxation,” “Effect of Uncertainties Relating to PRC Taxation” and “Foreign Tax Credit Considerations” for further discussions of the uncertainties relating to PRC taxation and the effect of such uncertainty on U.S. Holders.

Passive Foreign Investment Company

Based on our use of the proceeds of our initial public offering and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2010, and we do not expect to become a PFIC for our taxable year ending December 31, 2011 or thereafter, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we directly or indirectly own at least 25% (by value) of the stock of another corporation (including, for example, our principal operating subsidiaries), for purposes of the PFIC tests we will be treated as owning our proportionate share of such other corporation’s assets and receiving our proportionate share of such other corporation’s income.

The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition.  Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future.  If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions.  Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period in our ADSs;

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 (described above under “Dividends on ADSs”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, regardless of whether we are otherwise a qualified foreign corporation.

You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC. Under recently enacted legislation, if we are classified as a PFIC, a U.S. Holder of our ADSs also may be required to file an annual information report even if such person did not recognize gain on the sale of such PFIC stock, receive a distribution from such PFIC, or make a QEF election with respect to such PFIC.  If we are a PFIC for any taxable year during which you hold our ADSs and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange.  Under current law, the mark-to-market election may be available to holders of our ADSs because our ADSs are listed on the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, instead of applying the PFIC rules above, you would include in each year as ordinary income the excess of the fair market value of our ADSs that you hold at the end of the year over your adjusted tax basis in such ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in our ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs cease to be regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.  You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the rules described above could be avoided if you elected to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs if we are considered a PFIC in any taxable year.

Medicare Contribution Tax on Unearned Income

Legislation enacted in the past year requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ADSs for taxable years beginning after December 31, 2012.  You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares or ADSs in your particular circumstances.

Non-U.S. Holders

If you beneficially own our ADSs and are not a U.S. Holder for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

•             that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such gain is attributable to a permanent establishment that you maintain in the United States; or

•             you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income you receive on our ADSs, including dividends and the gain from the disposition of our ADSs, that is effectively connected with the conduct of that trade or business will be subject to the rules applicable to U.S. Holders discussed above.  In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to our ADSs and the proceeds received on the sale or other disposition of such ADSs may be subject to information reporting to the Internal Revenue Service and to backup withholding (currently imposed at a rate of 28%).  Backup withholding will not apply, however, if you (1) come within certain exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify that you have not lost your exemption from backup withholding and otherwise comply with the applicable backup withholding rules.  To establish your status as an exempt person, you will generally be required to provide certification on an IRS Form W-9, W-8BEN or W-8ECI, as applicable in your particular circumstances.  Backup withholding is not an additional tax.  Rather, any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you timely furnish the required information to the IRS.

Disclosure of Information with respect to Foreign Financial Assets

Legislation enacted in 2010 requires that certain U.S. individuals who hold any interest in “specified foreign financial assets,” including our ADSs, during such holder’s taxable year must attach to their U.S. tax return for such year certain information with respect to each asset if the aggregate value of all of such assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service).  For this purpose, a “specified foreign financial asset” includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person.  A taxpayer subject to these rules who fails to furnish the required information is subject to a penalty of $10,000, and an additional penalty may apply if the failure continues for more than 90 days after the taxpayer is notified of such failure by the Internal Revenue Service; however, these penalties may be avoided if the taxpayer demonstrates a reasonable cause for the failure to comply.  An accuracy-related penalty of 40% is imposed for an underpayment of tax that is attributable to an “undisclosed foreign financial asset understatement,” which for this purpose is the portion of the understatement for any taxable year that is attributable to any transaction involving an “undisclosed foreign financial asset,” including any asset that is subject to the information reporting requirements of this legislation, which would include our ADSs if the dollar threshold described above were satisfied.  The reporting requirements and penalties described in this paragraph apply to taxable years beginning after March 18, 2010.

The legislation described in the preceding paragraph also extends the applicable statute of limitations for assessment of U.S. federal income taxes to six years if there is an omission of gross income in excess of $5,000 and the omission of gross income is attributable to a foreign financial asset as to which reporting is required under the legislation described in this section (or would be so required if the requirement for reporting specified foreign financial assets were applied without regard to the dollar threshold specified therein and without regard to certain exceptions that may be specified by the Internal Revenue Service). In addition, the statute of limitations will be suspended if a taxpayer fails to timely provide information with respect to specified foreign financial assets required to be reported or fails to timely provide the annual information reports required for holders of PFIC stock, including PFIC stock for which a QEF election is made.  The amendments to the applicable statute of limitations described in this paragraph apply to U.S. federal income tax returns filed after March 18, 2010, as well as to such returns filed on or before such date if the applicable statute of limitations (determined without regard to these amendments) for assessment of taxes has not expired as of such date.  You should consult your own tax advisor concerning any obligation you may have to furnish information to the Internal Revenue Service as a result of holding our ADSs.

HOLDERS OF OUR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PRC AND UNITED STATES FEDERAL INCOME TAX LAWS IN THEIR INDIVIDAL CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR OTHER FOREIGN JURISDICTION, AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts.

Not applicable.

H.            Documents on Display

We have previously filed with the Securities and Exchange Commission our registration statements (File No. 333-166312) on Form F-1, as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

I.             Subsidiaries Information

Please refer to Item 4.C, “Information on the Company — Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including changes in interest rates, commodity price, foreign exchange rates and inflation in the normal course of business.

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term borrowings. As of December 31, 2010, we had RMB 93.5 million ($14.1 million) from Industrial & Commercial Bank of China which was subject to be adjusted periodically in accordance with interest rate published by the People’s Bank of China, interest rates for all other short-term bank loans are fixed. The basic interest rate is subject to adjustment by PBOC from time to time. The current basic interest rate published by PBOC is 5.81%. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We do not use any derivative financial instruments to manage interest rate risks.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 3.3% in 2010 compared with 2009.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have very short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.4%, 0.1% and 3% in 2008, 2009 and 2010 respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.   Debt Securities

       Not applicable.

B.  Warrants and Rights

      Not applicable.

C.   Other Securities

       Not applicable.

D. American Depositary Shares

     Fees and Charges Incurred by ADS Holder

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, $5.00 or less for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by our company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•   a fee of $0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•   a fee of $0.05 per ADS or less per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•  any other charge payable by any of the depositary, any of the depositary's agents, including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against holders of ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•   a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities are instead distributed by the depositary to those holders entitled thereto;

•  stock transfer or other taxes and other governmental charges;

•  cable, telex and facsimile transmission and delivery charges incurred at your request;

•  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services are paid.

   Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  For the year ended December 31, 2010, we received US716,341 (gross amount before tax) from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

We completed our initial public offering of 5,725,000 ordinary shares, in the form of 5,725,000 ADSs on June 16, 2010 at a price of $7.00 per ADS. The aggregate price of the initial public offering amount registered and sold was approximately $40.1 million, of which we received net proceeds, before expenses, of $37.3 million. Piper Jaffray & Co. was the underwriter for the initial public offering. As of December 31, 2010, we had used all the net proceeds to complete the construction of Phase III at our Daqing facility.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lucy Guo one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Lucy Guo, see Item 6., “Directors, Senior Management and Employees — Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to all of our senior executive and financial officers. Our code of ethics is publicly available on our website (www.chinanewborun.com).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO China Li Xin Da Hua CPA Co., Ltd., our independent registered public accounting firm, for the periods indicated.

	Year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees	—	—	2,251,718	340,000
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees(1)	—	2,000,000	1,529,816	230,996

(1)           All other fees means the aggregate fees rendered in connection with our initial public offering in 2010.

The policy of our audit committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

We established our audit committee after the completion of our initial public offering in June 2010. All fees set forth in the table above were pre-approved by either our board of directors, prior to the establishment of our audit committee, or our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of the NYSE.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated as of February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar and TDR Advisors(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, dated on or about November 12, 2010, by and between Daqing Borun and the Agricultural Development Bank of China

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, dated December 17, 2010 by and between Daqing Borun and China Construction Bank Stock Limited

8.1	Subsidiaries of Registrant(1)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C Section 1350

13.2	Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350

15.1	Consent of Frost & Sullivan

(1)                     Previously filed with the Registrant’s registration statement on Form F-1 and F-1/A (File No. 333- 166312).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 16, 2011

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

BDO China Li XinDa hua CPA CO.,Ltd	11th Floor B Block Union Square 5022 Binhe Road Shenzhen 518033P.R.China Telephone: +86-755-82900952 Fax: +86-755-82900965

Report of Independent
Registered Public Accounting Firm

To the Shareholders and Board of Directors of China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and Subsidiaries (the “Company”) as of December 31, 2009 and 2010 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Li Xin Da Hua CPAs CO., Ltd

Shenzhen, People’s Republic of China

March 16, 2011

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Assets
Cash	105,785,067	340,984,614	51,487,251
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	71,397,615	128,480,503	19,400,019
Inventories	49,085,059	96,942,787	14,637,955
Advance to suppliers	9,352,257	46,113,552	6,962,953
Other receivables	15,190,678	33,904,486	5,119,436
Prepaid expenses	996,831	1,313,568	198,343
Total current assets	251,807,507	647,739,510	97,805,957
Property, plant and equipment, net	461,978,632	1,035,304,235	156,326,609
Land use rights, net	27,120,739	58,733,967	8,868,583
Intangible assets, net	24,953,743	21,127,500	3,190,164
Total assets	765,860,621	1,762,905,212	266,191,313

Liabilities and Shareholders’ Equity
Trade accounts payable	41,750,889	29,222,634	4,412,496
Accrued expenses and other payables	34,683,542	199,446,777	30,115,629
Income taxes payable	30,016,801	19,707,874	2,975,807
Short-term borrowings	143,200,000	498,000,000	75,195,917
Total current liabilities	249,651,232	746,377,285	112,699,849
Total liabilities	249,651,232	746,377,285	112,699,849

Commitments and Contingencies	—	—	—
Shareholders’ equity
Class A convertible preference share—par value of RMB0.0068259; 3,711,952 shares authorized, issued and nil is outstanding	25	—	—
Class B convertible preference share—par value of RMB0.0068259; 1,065,330 shares authorized, issued and nil is outstanding	7	—	—
Class C convertible preference share—par value of RMB0.0068259; 374,907 shares authorized, issued and nil is outstanding	3	—	—
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding	101,350	175,596	25,725
Additional paid-in capital	227,157,411	468,132,187	70,686,002
Retained earnings—appropriated	41,314,903	67,794,324	10,236,659
Retained earnings—unappropriated	247,863,898	480,808,808	72,600,119
Accumulated other comprehensive income (loss)	(228,208)	(382,988)	(57,041)
Total shareholders’ equity	516,209,389	1,016,527,927	153,491,464
Total liabilities and shareholders’ equity	765,860,621	1,762,905,212	266,191,313

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Revenues	615,881,195	1,060,493,812	1,713,924,878	258,795,488
Cost of goods sold	493,847,780	811,865,247	1,308,303,166	197,548,306

Gross profit	122,033,415	248,628,565	405,621,712	61,247,182

Operating expenses:
Selling	1,436,241	2,370,530	2,981,049	450,126
General and administrative	11,492,104	20,177,351	42,734,994	6,452,805

Total operating expenses	12,928,345	22,547,881	45,716,043	6,902,931

Operating income	109,105,070	226,080,684	359,905,669	54,344,251

Other (income) expenses:
Interest income	(344,378)	(362,507)	(646,231)	(97,578)
Interest expense	2,983,610	9,961,785	12,608,465	1,903,825
Others, net	2,694,720	(6,191,254)	254,366	38,408

Total other expense, net	5,333,952	3,408,024	12,216,600	1,844,655

Income before income taxes	103,771,118	222,672,660	347,689,069	52,499,596
Income tax expense	26,640,990	56,262,029	88,264,738	13,327,606

Net income	77,130,128	166,410,631	259,424,331	39,171,990
Amortization of preference share discount	(42,000,000)	—	—	—
Participation in undistributed earnings by preference shareholders	(7,026,026)	(42,868,951)	(27,744,622)	(4,189,322)

Net income attributable to ordinary shareholders	28,104,102	123,541,680	231,679,709	34,982,668

Earnings per share:
Basic and Diluted	1.89	8.32	11.07	1.67

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	20,927,117	20,927,117

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in RMB unless otherwise stated)

	Class A Convertible Preference Share		Class B Convertible Preference Share		Class C Convertible Preference Share		Ordinary Share		Additional Paid-in Capital	Subscription Receivables	Appropriated Retained Earnings	Unappropriated Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2008	—	—	—	—	—	—	14,847,811	101,350	51,200,000	(101,350)	15,714,098	71,923,944	—	138,838,042
Capital contribution	—	—	—	—	—	—	—	—	10,000,000	—	—	—	—	10,000,000
Issuance of preference shares	3,711.952	25	—	—	—	—	—	—	112,000,000	(25)	—	(42,000,000)	—	70,000,000
Net income	—	—	—	—	—	—	—	—	—	—		77,130,128	—	77,130,128
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	12,277,514	(12,277,514)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	11,610	11,610
Balance as of December 31, 2008	3,711.952	25	—	—	—	—	14,847,811	101,350	173,200,000	(101,375)	27,991,612	94,776,558	11,610	295,979,780

Capital contribution-ordinary shares shareholder	—	—	—	—	—	—	—	—	(94,313)	101,350	—	—	—	7,037
Capital contribution-preference shares shareholder	—	—	—	—	—	—	—	—	1,734	25	—	—	—	1,759
Issuance of preference shares	—	—	1,065.330	7	374.907	3	—	—	54,049,990	—	—	—	—	54,050,000
Net income	—	—	—	—	—	—	—	—	—	—	—	166,410,631	—	166,410,631
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	13,323,291	(13,323,291)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(239,818)	(239,818)
Balance as of December 31, 2009	3,711.952	25	1,065.330	7	374.907	3	14,847,811	101,350	227,157,411	—	41,314,903	247,863,898	(228,208)	516,209,389

Issuance of ordinary shares shareholder							5,725,000	39,078	241,009,909	—	—	—	—	241,048,987
Transfer of preference shares	(3,711.952)	(25)	(1,065.330)	(7)	(374.907)	(3)	5,152,189	35,168	(35,133)	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	259,424,331	—	259,424,331
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—		26,479,421	(26,479,421)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(154,780)	(154,780)

Balance as of December 31, 2010	—	—	—	—	—	—	25,725,000	175,596	468,132,187	—	67,794,324	480,808,808	(382,988)	1,016,527,927

Balance as of December 31, 2010 ($) (unaudited)	—	—	—	—	—	—	25,725,000	25,725	70,686,002	—	10,236,659	72,600,119	(57,041)	153,491,464

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	77,130,128	166,410,631	259,424,331	39,171,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,125,666	23,849,605	46,108,118	6,962,133
Amortization expense	518,721	4,497,143	4,599,015	694,432
Loss (gain) from disposal of production equipment	2,530,030	(3,991,554)	—	—
Deferred income taxes	(642,375)	1,640,997	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	2,174,742	(32,663,705)	(57,082,888)	(8,619,277)
Inventories	23,198,663	(13,815,364)	(47,857,728)	(7,226,317)
Prepaid expenses and other current assets	(6,305,802)	(9,123,426)	(71,194,527)	(10,750,076)
Trade accounts payable	(30,930,199)	13,840,970	(12,528,255)	(1,891,714)
Accrued expenses and other payables	118,380	17,885,628	83,175,504	12,559,153
Income tax payable	3,046,925	23,816,458	(10,308,927)	(1,556,605)
Amounts due to related party	1,407,960	(1,407,960)	—	—

Net cash provided by operating activities	85,372,839	190,939,423	194,334,643	29,343,719

Cash flows from investing activities:
Purchases of property, plant and equipment	(130,538,366)	(175,502,478)	(537,568,350)	(81,170,572)
Asset acquisition	(93,184,016)	(45,815,984)	—	—
Purchases of land use rights	—	—	(32,386,000)	(4,890,151)
Proceeds from sale of equipment and land use right	—	7,966,257	—	—

Net cash used in investing activities	(223,722,382)	(213,352,205)	(569,954,350)	(86,060,723)

Cash flows from financing activities:
Capital contribution	10,000,000	—	256,100,772	38,670,145
Receipt from subscription receivable	—	8,796	—	—
Proceeds from issuances of convertible preference shares	70,000,000	54,050,000	—	—
Short-term borrowings (payments), net	65,000,000	53,500,000	354,800,000	53,573,316
Dividend payments	(11,017,500)	—

Net cash provided by financing activities	133,982,500	107,558,796	610,900,772	92,243,461

Effect of foreign currency exchange translation	11,610	(239,818)	(81,518)	(12,309)

Net increase (decrease) in cash	(4,355,433)	84,906,196	235,199,547	35,514,148
Cash—beginning of year	25,234,304	20,878,871	105,785,067	15,973,103

Cash—end of year	20,878,871	105,785,067	340,984,614	51,487,251

Supplemental disclosure of cash flow information:
Income taxes	24,236,439	56,262,029	98,573,665	14,844,211
Interest	2,701,184	9,961,785	12,608,465	1,903,825

Non-cash investing activities:
Asset acquisition	(45,815,984)	—	—	—
Accrued fixed asset purchases	23,111,464	7,697,900	81,865,371	12,361,328
Disposal of production equipment	211,243	(3,991,554)	—	—

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation (“New Borun”), Golden Direction Limited (“Golden Direction”), China High Enterprises Limited (“China High”), Weifang Great Chemical, Inc. (“WGC”), Shandong Borun Industrial Co., Ltd. (“Shandong Borun”) and Daqing Borun Biotechnology Co., Ltd (“Daqing Borun”).  New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the “Company.”

New Borun, the holding company, was incorporated in Cayman Islands on December 21, 2009.

Golden Direction was incorporated in the British Virgin Islands on March 28, 2008. Effective as of March 31, 2010, New Borun consummated a share exchange agreement with Golden Direction whereby New Borun acquired 100% of the voting capital stock of Golden Direction. As of the date of that agreement, (1) Golden Direction became a wholly owned subsidiary of New Borun and (2) Golden Direction held approximately 74.24% of the voting capital stock of China High Enterprises Limited, or China High, our Hong Kong holding company. Effective as of March 31, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby New Borun through Golden Direction acquired the remaining 25.76% equity interest of China High.

China High was incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

WGC was established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the People’s Republic of China (“PRC”). For restructuring and reorganization purposes, pursuant to an equity interest acquisition agreement, China High acquired all of the equity interests of WGC on September 30, 2008.

In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the “Restructuring”). Shandong Borun was set up in the city of Shouguang in China’s Shandong Province by Mr. Jinmiao Wang (“Mr. Wang”) and his family members (collectively the “Wang Family”) on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) ASC 805-50-15-6, “Business Combinations.”

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with ASC 805, Business Combinations. Anxin Tongwei began production of edible alcohol in 2005; however, due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

1.    Description of business (Continued)

more than one year, with no management personnel or production, employees or revenue. Accordingly, under Emerging Issues Task Force (“EITF”) 98-3, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business and, as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately RMB110million ($16.7 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard “corn deep-processing” as a part of the biotechnology field, we named it accordingly).

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-6, “Business Combinations.”  Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), corn germ and liquid carbon dioxide in the PRC.

2.    Summary of significant accounting policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Segment Reporting

The Company operates and manages its business as a single segment. As the Company primarily generates its revenues from customers in the PRC, no geographical segments are presented.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company’s financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s reporting currency. The functional currency of the Company’s subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company’s subsidiaries in the PRC is RMB.

In accordance with ASC 830, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from Hong Kong Dollar into RMB are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts (Unaudited)

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB6.6227 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2010. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination, or at the time products are picked up by the customers at the Company’s warehouse.

Revenues presented on the consolidated statements of operations and comprehensive income are net of sales taxes.

Cost of Goods Sold

The Company’s cost of goods sold includes product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2008, 2009 and 2010.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31,2008, 2009 and 2010.

Shipping and Handling Costs

The Company records all charges for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold.

Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

Property, Plant, and Equipment

Property, plant and equipment are recorded at cost. Significant additions or improvements extending useful lives of assets are capitalized. Depreciation is calculated using the straight-line method (after taking into account their respective estimated residual value) over the estimated useful lives as follows.

Buildings and improvements	20 to 30 Years
Machinery	10 Years
Office equipment and furnishing	3 to 5 Years
Motor vehicles	4 to 5 Years

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as a line item before operating income (loss).

Land Use Rights

According to the laws of the PRC, land is owned by the state or rural collective economic organizations in the PRC. Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under ASC 350-30, General Intangibles Other Than Goodwill. The current production license for use in the production and distribution of edible alcohol will expire in October 2011 with expected renewal extending it an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company’s historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 6.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

Impairment of Long-Lived Assets

The Company, in accordance with ASC 360, Property, Plant and Equipment, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2008, 2009 and 2010.

Retirement and Other Postretirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts for the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation—Retirement Benefits.

The total amounts for such employee benefits which were expensed were RMB633,679, RMB2,016,583 and RMB6,242,539 ($942,597) for the years ended December 31, 2008, 2009 and 2010, respectively.

Appropriated Retained Earnings

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary’s Articles of Association. As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriations of reserves of WGC, Shandong Borun and Daqing Borun are 10%, 15% and 10%, respectively, of the net profit after taxation.

Dividends

The Company provides discretionary dividend payments based on the Company’s Board of Director’s approval. The Board of Director’s of the Company approved dividend payment of RMB11,017,500 as of December 31, 2007 which was paid in the first quarter of fiscal year 2008.The Board of Director’s of the Company had not approved any dividend payment as of December 31, 2009 and 2010 .

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Earning per share

Earnings per share is calculated in accordance with ASC 260, “Earnings Per Share.” Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Two-Class Method prescribed under EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” is used to calculate earnings per share data for preference shares that are participating securities. The preference shareholders participate in undistributed earnings with ordinary shareholders. The preference shareholder is entitled to receive dividends, when declared, on a basis equivalent to holders of ordinary shares. The holder is also entitled to undistributed earnings proportionate to its ownership interest. Undistributed earnings for a period are allocated to the preference shareholder based on its contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Diluted earnings per ordinary share also reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There are no other dilutive securities besides the preference shares for any of the years presented. Earnings per share is calculated on an as-if converted basis with the same results as earnings per share calculated using the Two-Class Method for all periods presented.

	Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	77,130,128	166,410,631	259,424,331	39,171,990
Amortization of preference share discount	(42,000,000)	—	—	—

Undistributed earnings available to ordinary and preference shareholders	35,130,128	166,410,631	259,424,331	39,171,990
Participation in undistributed earnings by preference shareholder	(7,026,026)	(42,868,951)	(27,744,622)	(4,189,322)

Undistributed earnings available to ordinary shareholder	28,104,102	123,541,680	231,679,709	34,982,668

Numerator:
Numerator for basic and diluted earnings per share	28,104,102	123,541,680	231,679,709	$34,982,668

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	14,847,811	14,847,811	20,927,117	20,927,117

Earnings per share:
Basic and diluted	1.89	8.32	11.07	$1.67

As of December 31, 2010, the Company has no preference shares since all of the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares when the Company completed its initial public offering (the “IPO”) on June 11, 2010.

Concentrations of Credit Risk and Risk Factors

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Revenues—Substantially all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, and corn germ in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative GAAP by reorganizing previously issued GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009; accordingly, the Company adopted the ASC in the third quarter of fiscal 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. In the discussion that follows, the Company will refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and will no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ended after June 15, 2009. The Company’s management evaluated all events or transactions that occurred after December 31, 2010 up through March 16, 2011, the date the Company issued the financial statements. During the period, the Company did not have any material recognizable subsequent events required to be disclosed.

In June 2009, the FASB issued ASU 2009-16, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The new provisions of this standard is effective for the Company on January 1, 2010

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. The Company will adopt this guidance beginning January 1, 2011 and the Company does not expect this accounting guidance to materially impact the Company’s consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company does not believe the adoption of this guidance will have a material impact to the Company’s consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

3.     Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•             Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•             Level 2—Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.

•             Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has not adopted ASC 820 for nonfinancial assets and nonfinancial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities did not have any impact on the Company’s consolidated financial statements and the Company does not expect to have any impact on the Company’s consolidated financial statements if ASC 820 for nonfinancial assets and liabilities is adopted.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short-term maturities of these instruments.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

4.     Acquisition

On July 9, 2008, Shandong Borun acquired all of the equity interests in Anxin Tongwei, which changed its name to be Daqing Borun Biotechnology Co., Ltd. subsequent to the acquisition. The total purchase consideration was approximately RMB139,000,000. The purchase consisted of cash payment and a short-term payable arrangement. The Company fully paid the consideration amount as of November 30, 2009. The total consideration paid by the Company amounted to RMB93,184,016 and RMB45,815,984 for the year ended December 31, 2008 and 2009, respectively.

Anxin Tongwei was incorporated in Heilongjiang Province, PRC on September 20, 2004. It began production of edible alcohol in 2005. Primarily due to operation and financing problems, Anxin Tongwei ceased production in June 2007 and filed for bankruptcy protection in July 2007.

As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production employees, and no revenue. According to EITF 98-3, since the acquired set of assets excludes several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business and, as a result, accounted for the transaction as an asset acquisition.

The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase, determined in part by independent appraisal, in accordance with ASC 805, Business Combinations. The operations of the acquired assets since the date of acquisition are included in the consolidated financial statements.

The cost of the assets acquired was allocated to the individual assets acquired based on their relative fair values as follows:

July 8, 2008
(RMB)
Assets:
Property, plant, and equipment	97,093,229
Land use rights	7,249,645
Intangible asset—production license	28,779,986
Deferred income tax—net loss carryforward	998,622
Deductible value added tax carryforward	5,717,004
Total assets	139,838,486
Liabilities:
Tax payable	838,486
Total liabilities	838,486
Aggregate purchase price	139,000,000

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

5.     Trade accounts receivable, net

Trade accounts receivable at end of years presented consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Trade accounts receivable	71,397,615	128,480,503	$19,400,019
Less: Allowance for doubtful accounts	—	—	—
Trade accounts receivable, net	71,397,615	128,480,503	$19,400,019

6.     Inventories

Inventories consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Raw materials	30,929,453	77,051,711	$11,634,486
Work-in-process	1,871,888	3,322,509	501,685
Finished goods	16,283,718	16,568,567	2,501,784
Total inventories	49,085,059	96,942,787	$14,637,955

The Company did not have any inventory reserve as of December 31, 2009 and 2010.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

7.     Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Buildings and improvements	107,361,881	166,593,566	$25,154,932
Machinery	349,662,684	408,208,210	61,637,732
Office equipment and furnishing	3,643,543	4,151,519	626,862
Motor vehicles	851,805	1,420,720	214,523
Construction in progress	50,864,853	551,444,472	83,265,809
Total	512,384,766	1,131,818,487	170,899,858
Accumulated depreciation	(50,406,134)	(96,514,252)	(14,573,249)
Property, plant, and equipment, net	461,978,632	1,035,304,235	$156,326,609

Certain buildings with an aggregate carrying value of RMB112,916,225 ($17,049,878) were pledged as collateral for bank loans as of December 31, 2010.

The depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were RMB13,125,666, RMB23,849,605 and RMB46,108,118($6,962,133),respectively.

8.     Land use rights, net

Land use rights consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Land use right	28,244,886	60,630,886	$9,155,010
Accumulated amortization	(1,124,147)	(1,896,919)	(286,427)
Land use rights, net	27,120,739	58,733,967	$8,868,583

As of December 31, 2010, certain land use rights with an aggregate carrying value of RMB14,819,660 ($2,237,707) were pledged as collateral for short-term bank loans.

The amortization expenses for the years ended December 31, 2008, 2009 and 2010 were RMB518,721, RMB670,900 and RMB772,772 ($116,685),respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

8.     Land use rights, net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2011	1,585,808
2012	1,585,808
2013	1,585,808
2014	1,585,808
2015	1,585,808
Thereafter	50,804,927
Total	58,733,967

9.     Intangible assets, net

Intangible assets consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Production license	28,779,986	28,779,986	$4,345,658
Accumulated amortization	(3,826,243)	(7,652,486)	(1,155,494)
Intangible assets, net	24,953,743	21,127,500	$3,190,164

The amortization expenses for the years ended December 31, 2008, 2009 and 2010 were nil, RMB3,826,243 and RMB3,826,243($ 577,747), respectively.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2011	3,826,243
2012	3,826,243
2013	3,826,243
2014	3,826,243
2015	3,826,243
Thereafter	1,996,285
Total	21,127,500

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

10.  Short-term borrowings

Short-term borrowings consisted of the following:

	2009		2010
	Rate	Bal.	Rate	Bal.	Bal.
		(RMB)		(RMB)	($)
Shandong Borun
From Financial institutions

Industrial & Commercial Bank of China	6.37%	10,000,000	6.37%	10,000,000	1,509,958
Industrial & Commercial Bank of China	5.84%	20,000,000	5.31%	60,000,000	9,059,749
Industrial & Commercial Bank of China	—	—	6.672%	33,500,000	5,058,360
Agricultural Bank of China	6.37%	4,700,000	6.37%	10,000,000	1,509,958
Agricultural Bank of China	6.37%	10,000,000	6.90%	44,700,000	6,749,513
Agricultural Bank of China	6.37%	10,000,000	5.31%	30,000,000	4,529,875
Agricultural Bank of China	6.37%	20,000,000	5.56%	54,800,000	8,274,570

Sub-total		74,700,000		243,000,000	36,691,983

Daqing Borun:
From Financial institutions

Daqing Commercial Bank	6.90%	55,000,000	7.23%	65,000,000	9,814,728

Daqing Commercial Bank	—	—	6.63%	30,000,000	4,529,875
China Construction Bank	—	—	5.56%	30,000,000	4,529,875
Agricultural Development Bank of China	—	—	5.56%	80,000,000	12,079,665
Agricultural Development Bank of China	5.31%	13,500,000	5.31%	50,000,000	7,549,791

Sub-total		68,500,000		255,000,000	38,503,934

Total		143,200,000		498,000,000	75,195,917

As of December 31, 2010, a short-term bank loan of RMB30,000,000($4,529,875) from China Construction Bank and short-term bank loan of RMB80,000,000 ($12,079,665) from Agricultural Development Bank of China were secured by the Company’s buildings, equipment and land use right with total carrying value of RMB112,916,225 ($17,049,878) and RMB14,819,660 ($2,237,707), respectively. A short-term bank loan of RMB33,500,000($5,058,360) from Industrial & Commercial Bank of China were secured by the Company’s part of accounts receivables as at September 30, 2010 and October 31, 2010 in the aggregate amount to RMB42,722,713 ($6,450,950). All other short-term bank borrowings were secured by third party guarantees.

Except of interest rate for short-term bank loan of RMB93,500,000 ($14,118,109 ) from Industrial & Commercial Bank of China which was subject to be adjusted periodically in accordance with interest rate published by the People’s Bank of China, interest rates for all other short-term bank loans are fixed..

All of the above short-term loans are fixed term loans with a period of 12 months or less. Interest is payable on a monthly or quarterly basis. All short-term loans mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Company has traditionally and successfully negotiated the renewal of certain facilities shortly before they mature.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

11.  Accrued expenses and other payables

Accrued expenses consisted of the following:

	2009	2010	2010
	(RMB)	(RMB)	(Unaudited) ($)
Payroll and welfare payable	7,906,391	8,093,318	$1,222,057
VAT and other tax payables	7,925,741	27,531,976	4,157,213
Other payables and accruals	759,496	4,282,981	646,712
Purchase fixed assets payables	18,091,914	159,538,502	24,089,647
Total	34,683,542	199,446,777	$30,115,629

12.  Shareholders’ equity

For the purpose of reorganization (“Reorganization”), the Company consummated a series share exchange agreements in the first quarter of 2010. Effective as of March 15, 2010, New Borun consummated a share exchange agreement with Golden Direction Limited whereby New Borun acquired 100% of the voting capital stock of Golden Direction in exchange for the issuance by New Borun to King River Holding Limited (“King River”), a British Virgin Islands company which is 100% controlled and owned by Mrs. Shan Junqin, a member of the Wang Family, of 14,847,810 additional ordinary shares. As of the date of that agreement Golden Direction (1) became a wholly owned subsidiary of New Borun and (2) holds approximately 74.24% of the voting capital stock of China High.

Effective as of February 28, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. All the exiting preference shareholders of China High exchanged all their respective shares of China High for shares of the Company. The rights of the preference shares issued by the Company are the same as those originally issued by China High. Pursuant to the exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of the IPO, to one of China High’s private equity investors, Star Elite Enterprises Limited, or Star Elite, a British Virgin Islands company, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of IPO, to one of China High’s private equity investors, Earnstar Holding Limited, or Earnstar, a British Virgin Islands company and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of IPO, to one of China High’s private equity investors, TDR Advisors Inc., or TDR, a British Virgin Islands company. Upon the consummation of this exchange, Golden Direction continues to be a wholly-owned subsidiary of New Borun and China High became a wholly owned subsidiary of Golden Direction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

12.  Shareholders’ equity (Continued)

All share and per share data before December 31, 2009, the effective date of the Company’s reorganization, are presented to give retroactive effect to the reorganization described above.

On June 11, 2010, the Company completed its IPO and issued 5,725,000 American Depositary Shares (“ADSs”), representing 5,725,000 ordinary shares. Meanwhile, the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares. As of December 31, 2010, the total ordinary shares of the Company were 25,725,000.

Convertible preference share.  On or about October 10, 2008, China High issued 2,000 Class A convertible preference share (“SEE Preference A Share”) to Star Elite with a par value of RMB0.88 in exchange for RMB1,759 preference share subscription receivable and RMB70,000,000 cash. The terms of the SEE Preference A Share are as follows:

Voting, Liquidity and Ownership Rights—The holder is entitled to the number of votes and ownership shares equal to the number of ordinary share. The preference shareholder is entitled to vote on all matters submitted to a vote of shareholders. The holder has the same liquidity rights as the common shareholder.

Conversion Rights—The holder is entitled to convert SEE Preference A Share to ordinary share anytime.

Dividends—The holder is entitled to receive dividends, when declared, on an as-converted basis. The holder is also entitled to undistributed earnings proportionate to its ownership interest.

Additional Shares Rights—The holder is entitled to receive additional ordinary shares from other ordinary shareholders if China High does not meet the minimum net income requirement based on an agreed upon formula in the Class A convertible preference share agreement. Such shares are not to be issued by the Company but a transfer of ordinary share from current ordinary share shareholders to the holder of Class A convertible preference share which is a transaction outside the Company level.

On or about June 12, 2009, China High authorized and issued 563 Class B convertible preference share (“Earnstar Preference Share”) to Earnstar with par value RMB0.88 in exchange for RMB40,000,000 cash. On September 22, 2009, China High authorized and issued an additional 202 Class C convertible preference share (“TDR Preference Share”) to TDR in exchange for RMB14,050,000 cash. An additional 11 Earnstar Preference Shares was authorized and issued to Earnstar in no consideration as result of anti-dilution. The Class B convertible preference share and Class C convertible preference share have the same terms as Class A convertible preference share with exception to minimum net income requirement whereas such requirement threshold is different.

The Company recognized a beneficial conversion feature discount on the Class A convertible preference share at its intrinsic value, which was the fair value of the ordinary share at the commitment date for the Class A convertible preference share investment, less the effective conversion price but limited to the RMB70,000,000 of proceeds received from the sale in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company recognized RMB42,000,000 beneficial conversion feature as an increase in additional paid-in capital in the accompanying consolidated balance sheets on the date of issuance of the Class A convertible preference share since these shares were convertible to ordinary share at the issuance date. The fair value of the Company’s Class A convertible preference share, Class B convertible preference share and Class C convertible preference share was valued by an independent valuation firm. Based on the fair value valuation performed, the fair value of Class A convertible preference share was approximately RMB56,000 per

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

12.  Shareholders’ equity (Continued)

share and was issued at RMB35,000 per share at the date of issuance. The approximated fair value for Class B convertible preference share and Class C convertible preference share was approximately RMB71,000 and RMB69,000, respectively.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company amortized the convertible preference share discount of RMB42,000,000 which was recorded as a reduction of net income attributable to common shareholder resulting from recognition of the embedded beneficial conversion feature of the SEE Preference Shares on the date of issuance because Class A convertible preference share were not mandatorily redeemable and are immediately convertible into ordinary share.

As of December 31, 2010, the Company has no convertible preference shares since all of the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares when the Company completed its IPO on June 11, 2010.

13.  Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WGC was established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shandong Borun and Daqing Borun were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB119,139,205 and RMB145,618,626 ($21,987,803) as of December 31, 2009 and 2010 respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

14.  Income taxes

The following table represents the Company’s effective tax rate reconciliation for the periods presented:

	Year Ended December 31,
	2008	2009	2010
Statutory tax rate	33%	25%	25%
Expenses not deductible	1%	(0.6)%	(0.5)%
Income not subject to tax	(1)%	—	—
Effective tax rate	33%	24.4%	24.5%

The provision for income taxes consists of taxes on income from operations plus changes in deferred taxes for the periods presented:

	Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Current tax expenses	27,283,365	54,621,032	88,264,738	$13,327,606
Deferred tax benefits	(642,375)	1,640,997	—	—

Income tax expense	26,640,990	56,262,029	88,264,738	$13,327,606

15.  Comprehensive income

Total comprehensive income includes, in addition to net income, changes in equity that are excluded from the consolidated statements of income and are recorded directly into a separate section of shareholders’ equity on the consolidated balance sheets. Comprehensive income and its components consist of the following:

	Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	77,130,128	166,410,631	259,424,331	$39,171,990
Foreign currency translation adjustment	11,610	(239,818)	(154,780)	(23,371)

Comprehensive income	77,141,738	166,170,813	259,269,551	$39,148,619

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

16.  Commitments and contingencies

As of December 31, 2009 and 2010, capital commitment for purchase of property, plant and equipment were RMB64,230,000 and RMB25,120,000 ($3,793,015), respectively.

The Company did not have any significant lease commitment as of December 31, 2009 and 2010.

As of December 31, 2009 and 2010, purchase obligation for corn were nil and RMB 70,000,000 ($10,569,707), respectively.

As of December 31, 2010, the Company was not any party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

As of December 31, 2010, the Company guaranteed the short-term bank loans amount to RMB88,000,000 ($13,287,632) for third parties as a guarantor.