Form 20-F/A
period 2010-12-31
CHINA NEW BORUN Corp
filed 2011-03-31
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (this “Amended 20-F”) of China New Borun Corporation  amends our Annual Report on Form 20-F for the year ended December 31, 2010 that was filed with the Securities and Exchange Commission on March 16, 2011 (the “Original 20-F”). This Amended 20-F is filed solely to add Exhibit 4.7, Counter-Guarantee (Mortgage) Agreement (006-4), and Exhibit 4.7A, Counter-Guarantee (Mortgage) Agreement (006-5), that were inadvertently omitted from the Original 20-F.  Except as described above, no other amendments are being made to the Original 20-F.  This Amended 20-F does not reflect events occurring after the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above.  The complete text of Item 19. Exhibits, as amended, is repeated in this Amended 20-F.

This Amended 20-F consists solely of the preceding cover page, this explanatory note, amended Item 19. Exhibits, the signature page and Exhibits 4.7 and 4.7A.

ITEM 19.	EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated as of February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar and TDR Advisors(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, dated on or about November 12, 2010, by and between Daqing Borun and the Agricultural Development Bank of China(2)

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, dated December 17, 2010 by and between Daqing Borun and China Construction Bank Stock Limited(2)

4.7	Counter-Guarantee (Mortgage) Agreement (006-4) (English translation attached)

4.7A	Counter-Guarantee (Mortgage) Agreement (006-5) (English translation attached)

8.1	Subsidiaries of Registrant(1)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)(2)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)(2)

13.1	Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C Section 1350(2)

13.2	Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350(2)

15.1	Consent of Frost & Sullivan(2)

(1)                      Previously filed with the Registrant’s registration statement on Form F-1 and F-1/A (File No. 333- 166312).

(2)                      Previously filed with the Registrant’s Annual Report on Form 20-F on March 16, 2011.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2011

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer