Form 20-F
period 2011-12-31
CHINA NEW BORUN Corp
filed 2012-04-06
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Yuanqin (Terence) Chen

Chief Financial Officer

Telephone: +86 536 545 1199

E-mail: terence.chen@chinanewborun.com

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

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2011

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

CHINA NEW BORUN CORPORATION

TABLE OF CONTENTS

INTRODUCTION		4
FORWARD-LOOKING STATEMENTS		5

PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
	A. Selected Financial Data	7
	B. Capitalization and Indebtedness	8
	C. Reasons for the Offer and Use of Proceeds	8
	D. Risk Factors	9
ITEM 4.	INFORMATION ON THE COMPANY	35
	A. History and Development of the Company	35
	B. Business Overview	42
	C. Organizational Structure	65
	D. Property, Plant and Equipment	65
ITEM 4A.	UNRESOLVED STAFF COMMENTS	65
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	66
	A. Operating Results	66
	B. Liquidity and Capital Resources	78
	C. Research and Development	80
	D. Trend Information	80
	E. Off-Balance Sheet Commitments and Arrangements	80
	F. Tabular Disclosure of Contractual Obligations	80
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	81
	A. Directors and Senior Management	81
	B. Compensation	84
	C. Board Practices	84
	D. Employees	87
	E. Share Ownership	88
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	89
	A. Major Shareholders	89
	B. Related Party Transactions	89
	C. Interests of Experts and Counsel	92
ITEM 8.	FINANCIAL INFORMATION	92
	A. Consolidated Statements and Other Financial Information	92
	B. Significant Changes	93
ITEM 9.	THE OFFER AND LISTING	94
	A. Offering and listing details	94
	B. Plan of Distribution	94
	C. Markets	94
	D. Selling Shareholders	94
	E. Dilution	94
	F. Expenses of the Issue	94
ITEM 10.	ADDITIONAL INFORMATION	94
	A. Share capital	94
	B. Memorandum and Articles of Association	95
	C. Material Contracts	95
	D. Exchange Controls	95
	E. Taxation	95
	F. Dividends and Paying Agents	102

	G. Statement by Experts	102
	H. Documents on Display	102
	I. Subsidiaries Information	103
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	104

PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106
ITEM 15.	CONTROLS AND PROCEDURES	106
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	106
ITEM 16B.	CODE OF ETHICS	106
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	107
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	107
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	107
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	107
ITEM 16G.	CORPORATE GOVERNANCE	107

PART III.
ITEM 17.	FINANCIAL STATEMENTS	108
ITEM 18.	FINANCIAL STATEMENTS	108
ITEM 19.	EXHIBITS	108

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-1.1	AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-1.2	CERTIFICATE OF INCORPORATION OF CHINA NEW BORUN CORPORATION
EX-2.1	FORM OF AMERICAN DEPOSITARY RECEIPT
EX-2.2	SPECIMEN CERTIFICATE FOR ORDINARY SHARES
EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED ON OR ABOUT NOVEMBER 4, 2011, BY AND BETWEEN DAQING BORUN BIOTECHNOLOGY CO., LTD. AND THE AGRICULTURAL DEVELOPMENT BANK OF CHINA
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4.6	COUNTER SECURITY PLEDGE AGREEMENT, DATED JULY 1, 2011, BY AND BETWEEN DAQING BORUN BIOTECHNOLOGY CO., LTD. AND THE ZHONG LV CREDIT GUARANTEE CO., LTD.
EX-4-7	COUTNER-GUARANTEE (MORTGAGE) AGREEMENTS, DATED JULY 1, 2011, BY AND BETWEEN DAQING BORUN BIOTECHNOLOGY CO., LTD. AND THE ZHONG LV CREDIT GUARANTEE CO., LTD.
EX-4-8	COMMODITY FINANCING PLEDGE SUPERVISION AGREEMENT, DATED APRIL 15, 2011, BY AND AMONG INDUSTRIAL AND COMMERCIAL BANK OF CHINA CO., LTD. DAQING BRANCH, DAQING BORUN BIOTECHNOLOGY CO., LTD. AND CHINA NATIONAL FOREIGN TRADE TRANSPORTATION (GROUP) HEILONGJIANG CO., LTD.

EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-15.1	CONSENT OF BDO CHINA SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP
EX-15.2	CONSENT OF BDO CHINA DAHUA CPA CO., LTD.

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;
•	“BDO” is to our independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP;
•	“CAGR” is to compound annual growth rate;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“NYSE” is to the New York Stock Exchange;
•	“ordinary shares” are to our ordinary shares, par value $0.001 per share;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“$” and “U.S. dollars” are to the legal currency of the United States; and
•	“we,” “us,” “our Company,” “our” and “New Borun” are to China New Borun Corporation and its consolidated subsidiaries.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We completed our initial public offering of 5,725,000 ADSs on June 16, 2010. Our ADSs are listed on the NYSE, under the symbol “BORN.”

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.3009 to $1.00 as published by the People’s Bank of China on December 31, 2011. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including in particular Item 3.D, “Key information — Risk Factors,” Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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

A.    Selected Financial Data

The following audited consolidated statements of operations data for each of the years ended December 31, 2009, 2010 and 2011, and the audited balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Operations Data:

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	$
Revenues	487,305,927	615,881,195	1,060,493,812	1,713,924,878	2,685,223,409	426,165,057
Cost of goods sold	387,729,613	493,847,780	811,865,247	1,308,303,166	2,175,060,342	345,198,359
Gross profit	99,576,314	122,033,415	248,628,565	405,621,712	510,163,067	80,966,698
Selling, general and administrative expenses	10,057,899	12,928,345	22,547,881	45,716,043	59,061,056	9,373,432
Operating income	89,518,415	109,105,070	226,080,684	359,905,669	451,102,011	71,593,266
Other expenses	2,237,334	5,333,952	3,408,024	12,216,600	32,912,857	5,223,517
Income before income taxes	87,281,081	103,771,118	222,672,660	347,689,069	418,189,154	66,369,749

Income tax expense	28,557,072	26,640,990	56,262,029	88,264,738	105,194,680	16,695,183

Net income	58,724,009	77,130,128	166,410,631	259,424,331	312,994,474	49,674,566
Amortization of preference share discount	—	(42,000,000)	—	—	—	—
Participation in undistributed earnings by preference shareholders	—	(7,026,026)	(42,868,951)	(27,744,622)	—	—
Net income attributable to ordinary shareholders	58,724,009	28,104,102	123,541,680	231,679,709	312,994,474	49,674,566

Earnings per share(1)
Basic and diluted	3.96	1.89	8.32	11.07	12.17	1.93

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	14,847,811	20,927,117	25,725,000	25,725,000

(1)	All share and per share data have been presented to give retrospective effect to our reorganization as described in Item 4.A., “Information on the Company — History and Development of the Company.” For the purpose of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented and assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares.

Selected Consolidated Balance Sheet Data:

	December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	127,129,510	104,986,070	251,807,507	647,739,510	770,487,271	122,282,098
Total assets	265,622,975	476,114,001	765,860,621	1,762,905,212	1,972,753,262	313,090,711
Total liabilities	126,784,933	180,134,221	249,651,232	746,377,285	643,321,591	102,099,953
Total shareholders’ equity	138,838,042	295,979,780	516,209,389	1,016,527,927	1,329,431,671	210,990,758

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.3009 to USD 1.00 as published by the People’s Bank of China on December 31, 2011. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.3035 to $1.00 as of April 5, 2012.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2007	7.3046	7.5969	7.8074	7.3046
2008	6.8346	6.9267	7.1853	6.8183
2009	6.8282	6.8317	6.8420	6.8272
2010	6.6227	6.7668	6.8280	6.6227
2011	6.3009	6.4445	6.5891	6.3009
Most recent six months
October 2011	6.3233	6.3566	6.3762	6.3233
November 2011	6.3482	6.3408	6.3587	6.3165
December 2011	6.3009	6.3281	6.3421	6.3009
January 2012	6.3115	6.3168	6.3306	6.3001
February 2012	6.2919	6.3000	6.3116	6.2919
March 2012	6.2932	6.3072	6.3359	6.2840
April 2012 (through April 5)	6.3035	6.3035	6.3035	6.3035

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Historically, edible alcohol production capacity has exceeded actual market demand. Due to the rapid growth of market demand, we believe market demand for edible alcohol is likely to exceed production capacity in the PRC in the next few years. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the halt in approvals for new corn deep-processing production capacities in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government began to approve new production capacities or there is no, or little, growth in demand for edible alcohol as we have expected, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

Our Shouguang and Daqing facilities have signed pre-sales contracts and letters of intent with major customers worth a total of approximately 90% of our total edible alcohol production capacity for the year ending December 31, 2012 that provide for minimum purchases equal to an aggregate of 340,000 tons of edible alcohol. However, these sales are made through monthly purchase orders similar to those placed by our other customers (see Item 4.B, “Information on the Company — Business Overview — Our Customers and Methods of Distribution of Our Products”). Purchase orders are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, or the failure of our 2012 contract purchasers to take up their contracted volume of our products, could materially and adversely affect our business, financial condition and results of operations.

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

Furthermore, we have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and effectively manage our relationships with our customers and suppliers. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

The key raw materials used in the production of our products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass such rising costs on to our customers depends on a variety of factors, including but not limited to corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs, fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. In addition, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected.

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

If we experience a shortage in the supply of corn in the future, irrespective of quality, our production capacities and results of operations would be materially and adversely affected. We intend to source corn for at least five months’ demand in the non-harvest season of 2012 through framework agreements with local granaries in Heilongjiang Province (where we believe corn prices are the lowest in Northeastern China). According to such framework agreements, we engage the granaries to purchase corn from local farmers in order to satisfy corn requirements of our Shouguang and Daqing facilities during the non-harvest season in 2012. The granaries also store the corn for us and obtain loans from the Agricultural Development Bank(“ADB”), to carry out the purchase of corn on our behalf (see Item 4.B, “Information on the Company — Business Overview — Our Competitive Strengths - Corn Sourcing Arrangements”). If we lose any of these significant sources of corn through crop failure or through the failure by the granaries or the ADB to abide by the material terms of our sourcing arrangements, we would be required to purchase corn at less favorable prices which could adversely affect our profit margins. Also, there is no guarantee that we will realize savings through our sourcing arrangements since we are liable for the interest payments on the bank loans between the granaries and ADB and other charges by the granaries like transportation costs and storage costs. We may also have difficulty finding alternative sources of corn on satisfactory terms in a timely manner, or at all, which could cause us not to operate at full capacity. Identifying and accessing alternative sources may increase our costs and extended lack of raw materials will reduce production capacity which would have a materially adverse effect on our financial performance.

We rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with nine suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

If we experience problems with our product quality, customer satisfaction with respect to pricing of our products or the timely delivery of our products, we could lose our customers and market acceptance, which would negatively affect our sales and have an adverse effect on our business, financial condition and results of operations.

Our growth and sales primarily depend on our maintenance of quality control, customer satisfaction with respect to pricing and the punctual availability and delivery of our products. If we fail to deliver the same quality of our products with the same punctuality and pricing which our customers have grown accustomed to, or in accordance with the terms of our sales agreements, we could damage our customer relations and market acceptance which will affect sales and our business in general. For example, as we advance and improve our methods of producing higher quality products such as Grade A and Grade B edible alcohol, it may become more difficult to maintain our quality standards at all times. Additionally, if we are ever forced to down-grade our edible alcohol, this could also affect the future improvement of our profit margins. If we experience deterioration in the performance or quality of any of our products, whether due to problems internally or externally, it could result in delays in delivery, cancellations of orders or customer complaints, loss of goodwill, diversion of the attention of our senior personnel and harm to our brand and reputation. Any and all of these results would have an adverse effect on our business, financial condition and results of operations.

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

The PRC government requires all producers of edible alcohol to obtain production permits which set forth limitations on how much edible alcohol we can produce per annum. Our Shouguang facility has a government permit to produce 160,000 tons of edible alcohol per year and our Daqing facility has a government permit to process up to 1,000,000 tons of corn, which can produce approximately 330,000 tons of edible alcohol. If our permits are revoked for whatever reason, or if the PRC decides to revise its industry policies to our detriment, we could be forced to curtail or cease our operations.

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, according to the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry announced by the PRC government. According to the 12th Five-Year Plan, the Chinese government will continue to impose strict control on the amount of corn used for deep-processing. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

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

A new permit system was established in 2005 requires all existing and new power-generating, dispatching and supplying companies to obtain permits from the State Electricity Regulatory Commission. The State Electricity Regulatory Commission has been in the process of implementing the new permit system. By the end of 2008, the State Electricity Regulatory Commission had issued 6,170 power-generating permits. We believe we are to date in compliance with the relevant permit regulations, which required all of our plants to apply for power generation permits no later than August 31, 2008. We have submitted applications for power generation permits for all our existing coal-fired power projects, but have not yet received the permits. The granting of a power generation permit for an existing power generation project is a time-consuming and complicated process, which may in some instances require retroactive application of existing laws and regulations to existing projects that were constructed many years ago. As a result, we may not be able to successfully obtain power generation permits for our coal-fired power-generating systems. A failure to obtain a power generation permit may have a material adverse effect on our business operations, including the forfeiture of income and the imposition of fines.

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

Because we use, produce and dispose of hazardous materials and our production processes generate noise, wastewater, gaseous and other industrial wastes, we are required to comply with national and local environmental, health and safety regulations applicable to us. Except as disclosed in this annual report, we believe we have complied with all applicable environmental, health and safety procedures and measures. However, we cannot completely eliminate the environmental, health and safety risks associated with our use, production and disposal of hazardous materials and we may experience environmental, health and safety incidents at our facilities, including fires, leakages and other accidents, which could result in regulatory actions requiring us to take corrective actions and subject us to fines and other penalties. In some cases, we could be required to temporarily suspend production or cease operations while we perform corrective actions.

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

We plan to expand our sales and marketing and distribution efforts into provinces and regions beyond Shandong and Heilongjiang provinces in China, and have already commenced sales and marketing operations in Sichuan Province, Anhui Province, Jiangsu Province, Hebei Province, Jilin Province and Liaoning Province. However, our experience in the sales and marketing and distribution of our products in Shandong and Heilongjiang Provinces may not be applicable in other parts of China. We cannot assure you that we will be able to leverage such experience to expand into other provinces and regions. When we enter new markets, we may face intense competition from edible alcohol producers with established experience or presence in the geographical areas in which we plan to enter and from other edible alcohol producers with similar target customers. In addition, expansion of sales into new markets in new provinces will require the recruiting and training of a new sales force to market and sell our products in that region, the assimilation with the local business cultures of new regions which may be very different from the business cultures of Shandong and Heilongjiang provinces, and require a diversion of resources and time of our senior management personnel. If we fail to integrate effectively in new markets, our operating efficiency may be affected. Furthermore, because customers in new provinces may be far away from our production facilities, our profit margins may be lower because of increased costs in the transportation of our products. Demand for edible alcohol and government regulation may also be different in other provinces. Our failure to manage our planned expansion of sales into new provinces may have a material adverse effect on our business, financial condition and results of operations and we may not have the same degree of success in other provinces that we have had so far to date, or at all.

Our production activities are conducted and will continue to be conducted in concentrated locations. Damage to or disruptions at our production facilities could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance.

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

Although during the years ended December 31, 2009, 2010 and 2011, there was no single customer from which we generated more than 10% of total sales for any of our products, we do rely on our relationships with certain customers, mainly baijiu distilleries, with which we have entered into 12- to 36-month sales contracts for the sale of an aggregate 340,000 tons, or pre-sales contracts, worth a total of approximately 90% of our total edible alcohol production capacity of 380,000 tons in 2012. Additionally, during the years ended December 31, 2009, 2010 and 2011, aggregate sales to our five largest customers represented 23.4%, 16.6% and 17.4% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew our agreements to supply our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed additional requirements on corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors to our board and adopted policies regarding internal controls and disclosure controls and procedures. See also the risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

In addition, we incur costs associated with our public company reporting requirements. It may also be difficult for us to attract and retain qualified persons to serve on our board of directors due to increased risks of liability to our directors under the rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount or timing of additional costs we may incur.

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

We are subject to the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal controls over financial reporting in their annual reports. In addition, if we become an accelerated filer or a large accelerated filer for purposes of a future annual report, we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management’s assessment of the effectiveness of our internal controls over financial reporting as well as the operating effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may, if we are required to include an attestation report from them, still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In connection with the audit of our financial statements as of and for the years ended December 31 2007, 2008 and 2009 our auditors identified four “reportable conditions” as that term is defined under standards established by the Public Company Accounting Oversight Board (“PCAOB”), in our internal accounting controls. These reportable conditions, which do not qualify as material weakness, related to our lack of a computerized financial accounting information system to record and process our financial transactions, a need to improve the timely recording and processing of our business transactions, lack of formal documentation to document and validate that management has performed periodic financial analysis and failure to set up and carry out the budget and management control in the overall operation systematically. We have made improvements in light of the above reportable conditions by deploying a computerized financial accounting system to do the book-keeping, recording and processing business transactions in a timely manner, setting up procedures to make annual and monthly budget and perform periodic financial analysis.

We can provide no assurance that we will continue to be in compliance with all of the requirements imposed by Section 404 or that we will, if required, receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable, if required, to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of the ADSs.

Unauthorized use of our Borun wet process patent of invention by third parties and the expenses incurred in protecting such patent may adversely affect our business.

We regard our Borun wet process patent of invention and our “Borun” trademark as important to our business. In January 2012 the State Intellectual Property Office awarded a patent to us for the Borun wet process, our proprietary manufacturing method. We believe we are the only corn-based edible alcohol producer in China using the Borun wet process and the market recognizes our brand name products. Infringements of relevant intellectual property rights may reduce our revenues and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our technology or trademark. Despite our precautions, it may be possible for third parties to obtain and use our Borun wet process method without authorization or sell their products under our “Borun” trademark. The validity, enforceability and scope of protection of intellectual property in many industries in China are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources. Our failure to adequately maintain and protect our intellectual property rights could lead to the loss of a competitive advantage or otherwise impair our ability to operate our business.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis has persisted through 2009 and 2010, and to a lesser extent in 2011. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. The corn-based edible alcohol industry may be sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of corn-based edible alcohol purchases which could materially and adversely affect our business, financial condition and results of operations.

Moreover, a slowdown in the global or China’s economy or the recurrence of any financial disruptions may have a material and adverse impact on financing available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China’s economy may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects will be materially and adversely affected by any ongoing global economic downturn or slowdown in China’s economy.

We are dependent upon our existing management, and our business may be severely disrupted if we lose their services.

Our future performance depends substantially on the continued services of our executive officers, most notably our Chief Executive Officer, Mr. Jinmiao Wang. If one or more of our executive officers are unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, we do not have any key person insurance on the lives of such individuals and the loss of any of their services could materially and adversely affect us.

If any of our executive officers joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as customers. These executive officers could develop products that could compete with and take market share away from us. Each of our executive officers has entered into an employment agreement with us, each of which contain non-competition provisions. However, if any dispute arises between our executive officers and us, these non-competition provisions may not be enforceable in China. If any of the foregoing were to happen, our competitive position and business prospects may be materially and adversely affected.

One of our shareholders has significant control over the outcome of our shareholder votes.

One shareholder, King River Holding Limited, or King River, beneficially owns 56.4% of our outstanding equity interests as of the date of this annual report. Accordingly, King River has significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership in our ordinary shares by King River will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Covenants in certain PRC loan agreements entered into by Shandong Borun Industrial Co., Ltd, or Shandong Borun, and Daqing Borun restrict our ability to engage in or enter into a variety of transactions, which may cause disruption in our business operations and have a material adverse effect on our business operations.

Shandong Borun and Daqing Borun have entered into PRC loan agreements with banks in the PRC which contain various covenants that may limit our discretion in operating the business of our operating subsidiaries.

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

As of December 31, 2011, a short-term bank loan of RMB10,000,000 ($1,587,075) from Agricultural Development Bank of China were secured by our equipment with total carrying value of RMB46,339,787 ($7,354,471). A short-term bank loan of RMB70,000,000 ($11,109,524) from Agricultural Development Bank of China and a short-term loan of RMB30,000,000 ($4,761,225) from Longjiang Commercial Bank were secured by third-party guarantors, pursuant to these loan agreements, we granted security interest in its buildings and land-use rights to the third-party guarantors with total carrying values of RMB8,454,748 ($1,341,832) and RMB14,570,866 ($2,312,506) , respectively. The remaining short term loans from Agricultural Development Bank of China amounting to RMB52,500,000 ($8,332,143) were credit loan and all the short- term loans of RMB132,500,000 ($21,028,742) from Agricultural Development Bank of China were secured by the Chief Executive Officer, Mr.Jinmiao Wang simultaneously. A short- term bank loan of RMB28,000,000 ($4,443,810) from Industrial & Commercial Bank of China were secured by our accounts receivables amount to RMB29,196,300 ($4,633,671 ). A short -term bank loan of RMB20,000,000 ($3,174,150) from Industrial & Commercial Bank of China were secured by the raw materials amount to RMB35,389,200($5,616,531). A short-term bank loan of RMB65,000,000 ($10,315,987) from Longjiang Bank and a short-term loan of RMB70,000,000 ($11,109,524 ) from China Construction Bank were secured by our subsidiary Shandong Borun Industry Co.,Ltd. The remaining short-term bank borrowings of RMB163,200,000 ($25,901,062) were secured by third party guarantees.

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

RISKS RELATED TO OPERATING IN CHINA

All of our assets are located in China and all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject to economic, political and legal developments in China generally and by continued economic growth in China as a whole.

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

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, production permits, import and export tariffs, environmental regulations, land use rights, property and other matters. Except as otherwise disclosed in this annual report, we believe our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. In addition, the PRC government continues to play a significant role in regulating industry developments by imposing industrial policies, any of which could adversely impact our business.

Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our business.

Our operating business is based in China and all of our sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many aspects, including the:

•	level of government involvement;

•	level of development;

•	growth rate;

•	level and control of capital investment;

•	control of foreign exchange; and

•	allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the year ended December 31, 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. However, since 2010, the PBOC has begun to increase the statutory reserve ratio and interest rate in response to rapid domestic growth, which may have a negative impact on the stability of China’s economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

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

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules  involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in the value of RMB will affect the amount of the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions to hedge our exposure to the risks relating to fluctuations in exchange rates. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents,” generally referred to as Circular 75, effective as of November 1, 2005 and its implementation rules. The policy announced in this notice requires PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. In addition, any PRC resident that is a shareholder of an SPV is required to amend its SAFE registration within 30 days after any major change in the share capital of the offshore special purpose company without any roundtrip investment being made, such as any increase or decrease of capital, stock right assignment or exchange, merger or division, investment with long term stock rights or credits or provision of guaranty to a foreign party. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV.

We understand that none of our shareholders prior to our public offering was a PRC citizen. Our PRC counsel advises that none of these shareholders is subject to the requirement of the SAFE registration under Circular 75.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.” For any equity compensation plan which is so covered and is adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. .

In addition, Circular 78 also requires PRC citizens within three months after the issuance of Circular 78 to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We may adopt an equity compensation plan after this annual report and may make option grants to some of our directors and senior officers, most of whom are PRC citizens. Circular 78 may require PRC citizens who receive option grants to register with SAFE. We believe the registration and approval requirements contemplated in Circular 78 will be burdensome and time-consuming. If it is determined that any of our equity compensation plans fail to comply with such provisions, this may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2011, we carried up to RMB1,592.0 million ($252.7 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.

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

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our Chinese subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches and, if we finance our Chinese subsidiaries by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce or its local branches. Our ability to use the U.S. dollar proceeds of future financings to finance our business activities conducted through our Chinese subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our Chinese subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

The application of PRC regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to obtain approval of the PRC authorities prior to listing our ADSs in the United States.

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”), which became effective on September 8, 2006 and was amended on June 22,2009. The New M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the New M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel, we were and are not required to obtain the approval of CSRC under the New M&A Rules in connection with our initial public offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High Enterprises Limited, or China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as “Interim Provisions on Domestic Investments by Foreign Investment Enterprises” and “Provisions for the Alteration of Investors’ Equities in Foreign-funded Enterprises” instead of the New M&A Rules.

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

The New M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may grow our business in part by acquiring other businesses. Complying with the requirements of the New M&A Rules and security review in completing these acquisitions could be time-consuming, and any required approval processes, including approval from CSRC, MOFCOM, State Administration of Foreign Exchange and SAT, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC should be considered a "resident enterprise" and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 known as Circular 82 sets out the standards and procedures for recognizing the location of the "effective management" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights.

Given that our Cayman holding company is incorporated and controlled by PRC individuals instead of PRC enterprises or PRC enterprise groups, it is unclear whether Circular 82 applies to us, and we are not aware of any clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by PRC individuals under the applicable PRC laws and regulations. Furthermore, we are not aware of any offshore holding company with a corporate structure similar to ours ever having been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, our subsidiaries all operate in the PRC and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entity, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we earn income outside of the PRC, the imposition of a tax on our global income could raise our effective tax rate and have a material adverse effect on our results of operations.

If we are classified as a PRC resident enterprise, dividends we pay to non-PRC resident enterprise shareholders will be subject to PRC withholding tax, and while our holding company is incorporated in the Cayman Islands, we expect that we would deduct the appropriate withholding taxes from any dividend that we paid. Further, foreign ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC, although procedures for the payment of such taxes do not exist and it is not clear whether or how the PRC government might enforce such taxes against persons who are not residents of the PRC. Any such tax may reduce the returns on your investment in our ADSs. Although our company is incorporated in the Cayman Islands, it remains unclear whether gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise, and it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

The New Income Tax Law and the Implementation Rules provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non-resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non-PRC resident shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

It is uncertain as to how the aforementioned laws and regulations will be implemented by the relevant PRC tax authorities. If our dividend payments to our non-PRC resident shareholders are subject to PRC withholding tax, it may materially and adversely affect our shareholders’ return on and value of investment in our ADSs.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer (“Circular 698”) released in December 2009 by SAT with retroactive effect from January 1, 2008.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by SAT on December 10, 2009, or SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (referred to as an Indirect Transfer) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer and, if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident shareholders were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Since Circular 698 has retroactive effect from January 1, 2008, we cannot assure you our reorganization will not be subject to examination by the PRC Subsidiaries’ tax authorities and any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a withholding tax of 10%.

Our certificates, permits and licenses related to our operations are subject to governmental control and renewal, and failure to obtain such certificates, permits and licenses or their renewals will cause all or part of our operations to be terminated.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the PRC. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. If these permits expire without renewal, we may not be allowed to operate our business for an extended period of time, or our operations may cease entirely. Our inability to obtain, the loss of, or the denial of, extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition and could result in our being required to cease operations, incur fines and incur penalties.

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

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entity. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to become a PFIC for our taxable year ending December 31, 2012 or thereafter, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. If we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

The market price for our ADSs has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control and which may occur regardless of our actual operating performance, including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers, our competitors or our industry;

•	announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in China or internationally;

•	actual or anticipated fluctuations in our quarterly operating results and changes of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other edible alcohol producers;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital investments; addition or departure of our executive officers, senior management personnel and key research personnel;

•	detrimental negative publicity about us, our competitors or our industry;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,141,122.7). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in us in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, which had made its investment in June 2009 and (c) TDR Advisors, Inc., or TDR, which had made its investment in September 2009. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of our investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule Accounting Standards Codification (“ASC”) 470-20 (EITF 98-5 and 00-27). See footnote 11 to our audited financial statements included in this annual report.

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($22,060,340.6) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110 million ($17.5 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun wet process (see “ Information on the Company — Business Overview — Our Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711,952 of its Class A convertible preference shares, which were automatically convertible into 3,711,952 of its ordinary shares upon the closing of the initial public offering, to Star Elite, one of our private equity investors which is wholly owned by Ms. Ping Chen, (ii) 1,065,330 shares of its Class B convertible preference shares, which were automatically convertible into 1,065,330 ordinary shares upon the closing of the initial public offering, to Earnstar, one of our private equity investors which is wholly owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374,907 shares of its Class C convertible preference shares, which were automatically convertible into 374,907 ordinary shares upon the closing of the initial public offering to TDR, one of our private equity investors which is wholly owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

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

Our corporate structure is as follows

Recent Development of our Business

Between June 2008 and September 2009, we:

•	acquired Daqing Borun, resulting in a 206% increase in our production licenses, from the 160,000 tons/year license to produce edible alcohol held at the Shouguang facility, to a total of 490,000 tons/year from the two facilities after the acquisition. We believe this increase is even more significant in light of the PRC government’s policy of eliminating “backward” production capacities—consolidating the market by forcing the closure of smaller producers and refusing to approve the construction of new corn deep processing plants (see “Regulation of Our Industry—Industry Policy”);

•	expanded our actual production capacity at Shouguang and Daqing to 220,000 tons/year facilities (see “Business Overview—Our Products and Primary Markets—Edible Alcohol”);

•	completed the approval process of our corporate reorganization of Shandong Borun into China High in December 2008, which eliminated a regulatory risk present in our business at the time of the October 2008 Star Elite investment and ensured our ability to take on further foreign capital, improved liquidity for existing investors and would eventually facilitate our growth through our initial public offering;

•	maintained high utilization levels for our production facilities;

•	successfully ramped up our new or acquired production lines;

•	found customers for 100% of our then-current production; and

•	maintained our gross margins during the financial crisis, in part by deriving increased revenue from the sale of increased levels of by-products resulting from improvement of the Borun wet process (see “Operating and Financial Review and Prospects”).

Between September 2009 and December 31, 2010, we:

•	secured sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into letters of intent with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see “Business Overview—Our Customers and Methods of Distribution of Our Products”);

•	shifted our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (see “Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network”);

•	improved our production yields for edible alcohol, DDGS feed and corn germ as a result of improvements in our production techniques (see our results of operations in “Operating and Financial Review and Prospects”);

•	installed our 100,000 tons/year capacity liquid carbon dioxide production facility, which was completed in July 2010;

•	controlled the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see “Business Overview—Our Competitive Strengths—Corn Sourcing Arrangements”); and

•	completed our initial public offering of 5,725,000 ADSs on June 16, 2010

•	used the net proceeds from our initial public offering, in addition to our cash generated from our operations and bank loans, to expand the production capacity of the Daqing facility through construction of Phase III.

Between January1, 2011 and December 31, 2011, we:

•	completed the construction of Phase III of our Daqing facility in January 2011, with annual edible alcohol production of 120,000 tons, and brought it to full capacity utilization in the second quarter of 2011. As a result, we estimate that we became the second largest edible alcohol producer in China, based on current production capacity (see “Business Overview- Overview”);

•	completed the installation of our crude corn oil processing facilities in both Shouguang and Daqing facilities, in September 2011 and March 2011, respectively. With the completion of these projects, we were able to deep-process corn germ into crude corn oil and thus eliminated the production and sales of corn germ;

•	completed the installation of our liquid carbon dioxide production facility at Shouguang with 40,000 tons per annum capacity in August 2011; and

•	shifted our product mix by upgrading our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons. We completed the installation and started producing and selling Grade A edible alcohol in August 2011.

Capital Expenditures

Our capital expenditures were RMB 213.4 million, RMB 570.0 million and RMB 303.1 million (US$ 48.1 million) in 2009, 2010 and 2011, respectively, which related primarily to purchase property, plant and equipment for expansion of our Shouguang and Daqing edible alcohol facilities, crude corn oil projects at Shouguang and Daqing facilities and the liquid carbon dioxide project at our Shouguang facility. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB 250.0 million (US$ 39.7 million) to RMB 350.0 million (US$ 55.5 million) for 2012, which will be used primary for the expansion of our production facility to shift our product mix.

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

During the production of edible alcohol, we also produce DDGS feed, corn germ, crude corn oil and liquid carbon dioxide as by-products which are sold separately from our edible alcohol. In July 2010, we completed construction of our liquid carbon dioxide plant at our Shouguang facility, which manufactures liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue. Our liquid carbon dioxide plant began contributing revenue in July 2010 and completed the improvement of our liquid carbon dioxide facility at Shouguang with 40,000 tons per annum capacity in August 2011. In March 2011, we completed the installation of our crude corn oil facility in our Daqing facility and started producing and selling crude corn oil by deep-processing corn germ into crude corn oil. Additionally, we completed the crude corn oil facility in our Shouguang facility and began producing and selling crude corn oil in September 2011. We eliminated the production and sale of corn germ from September 2011.

In China, edible alcohol can be classified into Grades A, B and C. Currently, we sell all three Grades of edible alcohol. From August 2011, we began to produce Grade A edible alcohol at our Daqing facility by upgrading our Grade B edible alcohol after the completion of the Grade A edible alcohol facility with annual capacity of 50,000 tons.

In January 2012 the State Intellectual Property Office awarded a patent to us for the Borun wet process, our proprietary manufacturing method. Based upon our knowledge of our industry and the patent approval we obtained from the State Intellectual Property Office of the PRC of for the Borun wet process, we believe our in-house and exclusively developed Borun wet process has a higher production yield, is more environmentally friendly and has a higher energy efficiency as compared to other producers of commercially available corn-based edible alcohol in China. Based upon our knowledge of our industry and our approved patent, we believe we are the only corn-based edible alcohol producer in China utilizing our method.

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 183,565.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol). Our Daqing facility occupies a site area of 219,156 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

With the completion of Phase III of our Daqing facility, we believe we have become the second largest edible alcohol producer in China, based on current production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, from 2009, we entered into framework agreements with local granaries in Heilongjiang Province to purchase corn on our behalf from local farmers during the harvest season and to store the corn for delivery. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We believe these arrangements will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the non-harvest season. We pay 10% of the corn purchase price up front to the granaries and in some cases the Agricultural Development Bank funds the balance of the purchase price for the granaries. The agreements stipulate the amount of corn the local granaries have to purchase on our behalf and we make our purchase request to the local granaries in stages, stating the amount and purchase price determined with reference to the then prevailing market prices of purchasing directly from the farmers. The corn is stored by the granary until we request delivery. We have entered into framework agreements with 11 granaries in Heilongjiang Province to supply corn required for at least five months’ production requirements at our Shouguang facility and Daqing facilities in 2012.

From 2009 to 2011 our revenue grew from RMB 1,060.5 million ($ 168.3 million) to RMB 2,685.2 million ($426.2 million), representing a CAGR of 59.1%. In the same period, our net income grew from RMB166.4 million ($26.4 million) to RMB313.0 million ($49.7 million), representing a CAGR of 37.1%.

Our Competitive Strengths

Leading Position in the Corn-Based Edible Alcohol Market in the PRC

We believe we were one of the largest corn-based edible alcohol producers in the PRC in terms of production capacity and production output of edible alcohol in 2010, and we estimate that we are currently the second largest producer of edible alcohol in China, based on current production capacity. We believe our leading position plays an important role in negotiating and securing contracts with customers and suppliers and recruiting talent. We enjoy economies of scale over our competitors having a smaller production scale. Accordingly, we believe these enhance our overall competitiveness and are important to our future growth.

Efficient Production Technology

Our production management professionals have independently developed the Borun wet process for the production of edible alcohol. Based upon our knowledge of our industry and the patent we have already obtained from the State Intellectual Property Office of the PRC on our application for a patent of invention for our Borun wet process, we believe we are the only corn-based edible alcohol manufacturer that utilizes such a technology in China. Compared to the dry milling process used by other edible alcohol producers in China, our Borun wet process has a higher production yield and consumes less energy and water due to our higher degree of waste energy recovery. Corn germ produced by our Borun wet process is further refined into crude corn oil, providing an additional revenue stream.

Geographical Advantage of our Production Facilities

Our production facilities are situated in Shandong Province and Heilongjiang Province in the PRC. Heilongjiang Province is in the northeast region of the PRC and is one of the largest corn production provinces in the PRC. There are also a significant number of large and mid-sized local baijiu distilleries situated in Shandong and Heilongjiang provinces. The location of our production facilities in Shandong and Heilongjiang provinces enables us to gain access to the baijiu distilleries, potential customers as well as a stable supply and lower cost of corn, our primary raw material.

Licensed to Increase Production Capacity

Our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol, including an additional 110,000 tons over the current production capacity of 220,000 tons. We believe the approved production license for our Daqing facility ensures that we can expand our capacity in order to capitalize on future market opportunities in the near future. We believe we are in an advantageous position in responding to the expected growing market demand for edible alcohol.

Corn Sourcing Arrangements

We have entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the northeastern region in China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to substantially satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season in 2012. We intend to continue with these arrangements in the future and we believe they will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

Experienced Management Team

Our management team includes our founder, Mr. Jinmiao Wang, who has been engaged in the production of corn-based edible alcohol in the PRC since 2004. Such experience has enhanced Mr. Wang’s knowledge and understanding of the corn processing industry and laid the foundation for his development of our edible alcohol business. We believe our management team’s knowledge of the edible alcohol industry will enable us to continue to respond effectively to challenges created by changing market conditions.

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and high margin edible alcohol, as well as increase the profitability of our by-products. We have completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we’ve installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. We intend to improve product mix continuously.

Customer Diversification

We currently sell our corn-based edible alcohol largely to local distilleries of medium to high quality baijiu in Shandong Province and Heilongjiang Province. We plan to expand our sales to other provinces to diversify our customer base. We intend to further expand our sales of edible alcohol to western and southern provinces such as Sichuan, Anhui and Jiangsu provinces where we believe the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production.

We believe Sichuan province is the largest baijiu production base in China. From December 2009, we started selling edible alcohol to customers in Sichuan Province and we have achieved significant progress with our sales in Sichuan Province in 2011 as we significantly increase the volume of edible alcohol sales to this region. We started selling edible alcohol in Anhui and Jiangsu provinces in 2010 and we continued to expand our business in those regions in 2011.

In addition to the expansion of our customer base to distilleries of baijiu in different provinces, we also plan to expand to customers in different industries by selling more Grades A and B edible alcohol to large chemical and pharmaceutical companies.

To step up our marketing effort and enhance our reputation in the industry, we intend to increase our local marketing initiatives and set up regional sales offices in strategically important provinces.

Continuous Expansion of Production Capacity—Construction of Phase IV of our Daqing Facility

Currently, we have total production capacity of 380,000 tons of corn-based edible alcohol per annum (consisting of 50,000 tons of Grade A edible alcohol, 230,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol under our current production licenses. The 120,000 ton Grade B edible alcohol Phase III at our Daqing facility has commenced commercial production in January 2011, financed by the net proceeds from the initial public offering and our cash generated from our operations and bank loans. Our Grade A edible alcohol project, which is located at our Daqing facility, has a designed capacity of 50,000 tons per year and is currently producing approximately 4,000 tons per month. We intend to construct Phase IV at our Daqing facility in the future to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher gross profit margins than Grade C edible alcohol. We also plan to construct another liquid carbon dioxide production line of 200,000 tons capacity at our Daqing facility. However, we have not finalized the plan or entered into any agreements for the construction of such facility.

Opportunistic Acquisitions

As the PRC Government, in principle, will not approve the construction of new corn deep-processing plants for edible alcohol according to current policies, we intend to look for acquisition opportunities to expand our production capacity. We will consider medium-sized dry milling edible alcohol production plants where we can improve the production technologies by converting their production processes to our patented, more advanced Borun wet process.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility and began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2011, approximately 3.04 tons of corn produced 1.0 ton of edible alcohol, 0.80 ton of DDGS feed, 0.74 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2009, 2010 and 2011, sales of edible alcohol accounted for 68.7%, 69.8% and 71.5% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility (20,000 tons) and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2009, 2010 and 2011, the sale of edible alcohol to distilleries of baijiu contributed to 79.6%, 88.4% and 70.5% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2009, 2010 and 2011, revenue generated from the sale of edible alcohol to the chemical industry contributed 13.1%, 8.4% and 28.6% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2009, 2010 and 2011, 6.1% , 2.0% and 0.2% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2009, 2010 and 2011 was approximately RMB4,008 ($636.1), RMB4,730 ($750.7) and RMB5,574 ($884.6), respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2009, 2010 and 2011, sales of DDGS feed contributed to 21.3%, 17.2% and 17.5% of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2009, 2010 and 2011 was approximately RMB1,794 ($284.7), RMB1,734 ($275.2) and RMB1,693 ($268.7), respectively.

Corn Germ

Corn germ is a food product which is created through the process of isolating the embryo buds in corn by removing the outer covering and starch. Corn germ contains the most useful nutrients in the corn kernel. Corn germ is rich in a variety of vitamins and nutrient contents including vitamin E, magnesium and calcium. Corn germ generally has a longer shelf life and contains higher levels of some nutrients than wheat germ. Corn germ contains rich oil content and can also be used for producing corn germ oil, which is already consumed in western countries for its vitamin A and E content and has been growing in popularity in China in recent years. In 2011, we completed the installation of the crude corn oil facilities in both our Daqing and Shouguang facilities, and we began producing crude corn oil by deep-processing corn germ into crude corn oil. We have eliminated the production and sale of corn germ from September 2011.

The main market for our corn germ is comprised of sales to corn oil-producing enterprises. During the years ended December 31, 2009, 2010 and 2011, sales of corn germ contributed to 9.7%, 11.5% and 3.5% of our total revenues, respectively. The average selling price of our corn germ per ton for each of the years ended December 31, 2009, 2010 and 2011 was approximately RMB2,816 ($446.9), RMB3,352 ($532.0) and RMB3,544 ($562.5), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. For the year ended December 31, 2011, the sales of crude coin oil contributed 5.3% of our revenue. The sales volume of crude corn oil was approximately 17,700 tons at a price per ton of RMB7,999 ($ 1,269.5).

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. The production of one ton of edible alcohol generates approximately 0.84 tons of waste carbon dioxide. During the years ended December 31, 2010 and 2011, sales of liquid carbon dioxide contributed to 1.5% and 2.2% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2010 and 2011 was approximately RMB525 ($83.3) and RMB 517 ($82.1). Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

We will consider constructing another liquid carbon dioxide production line with the capacity of 200,000 tons at our Daqing facility in the future. We estimate that the total investment for this project is approximately RMB200 million ($31.7 million). However, we have not finalized the plan or entered into any agreements for the construction at such facility.

Our Production Technology

Our production technology is a nimble departure from the traditional dry milling adopted in China comprising smashing dry grains and then adding water for size mixing prior to pulverization, fermentation and distillation. Our Borun wet process instead involves first steeping (approximately 30 hours) and then de-germing the corn kernel after which we smash the residual material with a colloid mill (a machine that is used to reduce the particle size of a solid which is suspended in a liquid) prior to fermentation (approximately 65 hours) and distillation. Below is a simplified flowchart of our Borun wet process.

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

(1) We eliminated corn germ production and sales from September of 2011.

Our Borun wet process has been developed by our team of professional technicians through years of research and refinement. We believe the key to our gradual improvement on our production technology is our understanding and control of temperature and acidity as well as other key parameters during each stage of the production process. This understanding and application requires continuous and long-term research by our technical professionals as well as the timely inspection, adjustment and replacement of key components of our equipment. Although we understand that there are companies in other countries, such as the United States, that employ similar methods, based upon our knowledge of our industry and our patented Borun wet process, we believe we are the only edible alcohol manufacturer that utilizes such a technology in China. The State Intellectual Property Office of the PRC has approved our application for a patent of invention for our Borun wet process.

In addition to our production technology described above, we have modern production lines with state of the art equipment. For example, we now utilize six-tower fermentation and distillation equipment to produce Grade A edible alcohol and utilize five-tower fermentation and distillation equipment which enables us to produce Grade B edible alcohol as opposed to three-tower equipment which generally produces ordinary grade Grade C edible alcohol. Most edible alcohol producers in China have three-tower equipment and thus our Borun wet process produces a purer, higher quality product which we believe will increase our popularity among customers.

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

Environmental Protection

We strive to meet all applicable environmental standards and seek to increase recycling and waste energy recovery. We believe our Borun wet process is an environmentally clean production technology with little pollution or discharge. We produce excess heat, solid waste from coal burning, wastewater and generate carbon dioxide and methane in our production process. The wastewater produced is subject to applicable national and local discharge limits.

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

We have pollution control system in relation to our wastewater discharge installed in all of our production plants. These systems are connected directly to local environmental bureaus so that the local environmental bureaus can monitor whether our wastewater discharge is up to the relevant environmental standard. Except as otherwise disclosed in this annual report, we are currently in full compliance with relevant PRC environmental regulations.

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

Our Research and Development

We spent approximately RMB201,600 ($31,995.4), RMB611,200 ($97,002.0) and RMB432,300 ($68,609.2) during the years ended December 31, 2009, 2010 and 2011, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 1,975,902 square feet (approximately 183,565.81 square meters) and employs 625 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

At our Shouguang facility, we have two production lines in which the first production line was completed in 2006 to produce Grade C edible alcohol with a designed capacity of 60,000 tons per annum while the second production line was completed in August 2009 to produce Grade B edible alcohol with a designed capacity of 80,000 tons per annum. Currently, annual production capacity of our Shouguang facility is 160,000 tons of edible alcohol. We believe our Shouguang facility is the largest edible alcohol manufacturer in Shandong Province.

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156 square meters) and employs 644 company-trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

The following table summarizes the actual production level for each of our products during the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(tons)
Edible alcohol	185,549	252,727	345,179
DDGS feed	127,540	169,506	275,616
Corn germ	36,386	58,771	26,742
Liquid carbon dioxide	—	50,442	114,488
Crude corn oil	—	—	17,686

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 65.4% of our edible alcohol to 38 customers mainly in Shandong and Heilongjiang provinces.

Historically, our customers placed purchase orders with us on a regular basis. In the fourth quarter of 2011 and January 2012, we entered into pre-sales agreements and letters of intent for our edible alcohol with certain key customers, who have plans to purchase approximately 90% of our total production capacity in 2012. According to the pre-sales agreements and letters of intent, we will be required to produce edible alcohol with specific standards of quality on a pre-determined schedule and to deliver the products at prevailing market prices.

After our expansion of our Daqing facility in August 2009, we began using two railways and one 1,000 meter-long train station to deliver our products. The station is approximately five kilometers away from our Daqing facility. The railways and station were specifically designed for the transportation of edible alcohol from our Daqing facility. This allows us to transport our products to customers in Jiangsu, Zhejiang, Shanghai, Fujian, Guangdong, Sichuan and other regions in southern China. We started selling in and transporting our edible alcohol to Sichuan Province in December 2009. And we’ve successfully developed customers in Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces.

During the years ended December 31, 2009, 2010 and 2011, there was no single customer from which we generated more than 10% of total sales for any of our products.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do deliver to approximately 20% of our edible alcohol customers who will be liable for the shipping costs under agreed special arrangements. For DDGS feed, corn germ, crude corn oil and liquid carbon dioxide, all of our customers come to our facilities to pick up their orders and we have never been responsible for delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payment after they acknowledge their acceptance of such products (usually within 40 days of receipt of the products by such customers).

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

Our Sales and Marketing

We have a sales and marketing team of 37 employees, with a sales manager overseeing our overall sales and marketing initiatives.

We do not sell our products through distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province and Heilongjiang Province, above 65% of our products manufactured at our Shouguang and Daqing facilities was sold in the local market. We’ve expand our sales of edible alcohol to customers in Sichuan, Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces as a strategy to diversify our customer base geographically. We expect to sell more edible alcohol to provinces other than Shandong Province and Heilongjiang Province in the future.

We price our products based on their respective prevailing market prices taking into account factors such as our manufacturing costs and, to a lesser extent, order size. As corn and coal are the key materials for our production, any fluctuation in the supply or price of either of these have an impact on our pricing determination. We convene meetings regularly to determine the price of our products. The general manager, sales manager, financial controller and sourcing manager participate in these meetings. Our customers generally pay at the time of receipt of our delivery or within 40 days after their receipt of our products, resulting in a short accounts receivable cycle. For new customers, we may also require a prepayment before delivery of our products.

Our Suppliers and Raw Materials

At our Shouguang facility, we formerly sourced corn through the following channels: (1) from distributors in Jilin and Liaoning Province, which accounted for most of our corn supply; and (2) from local farmers in Shandong Province. At our Daqing facility, we formerly sourced corn from distributors and local farmers in Heilongjiang Province.

Beginning in November 2009, we entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the Northeastern region of China, to engage them to purchase corn for us from local farmers during the harvest season and store them for delivery to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. We intend to satisfy our corn consumption at our Shouguang and Daqing facilities through these arrangements. We have entered into framework agreements with eleven granaries in Heilongjiang Province to supply corn in total for at least a five-month production requirement to our Shouguang facility and Daqing facilities in 2012.

The framework agreements stipulate the quantity of corn the local granaries have to purchase for us. We make our purchase requests to the local granaries in stages, stating the quantity and purchase price, determined with reference to the then prevailing market prices. Certain local granaries obtain loans from the Agricultural Development Bank to carry out the purchases of corn on our behalf. After we make a purchase request, we pay the local granaries the security deposits they are required to pay the Agricultural Development Bank in order to obtain the loans required for the purchases. The amount of the security deposit required to be paid to the local granaries for loans made by the Agricultural Development Bank is 10% of the loan amount for framework agreements. We are liable for the interest on the loans. We settle the entire purchase price (the security deposit can be used as part payment) prior to taking delivery of the corn. So far, all of our purchase requests have been executed by the local granaries in accordance with the terms set out therein.

Although the local granaries purchase corn on our behalf, they hold title to the corn until we take delivery under the framework agreements. We have employees at the local granaries to supervise the purchase, processing and storing of the corn purchased by the local granaries on our behalf. This helps us to secure the execution of the contracts.

We are required to pay the local granaries a fixed fee of RMB124 ($19.7) per ton of corn for executing the purchase on our behalf, drying the corn to our required standard and storing the corn, among other services. 50% of this fee is payable when we request the purchase of corn and the remaining 50% when we complete the purchase. We are also responsible for the transportation cost of delivering the corn from the local granaries to our facilities.

We generally maintain an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2009, 2010 and 2011, corn accounted for approximately 82.8%, 84.7% and 86.3% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2009, 2010 and 2011, coal accounted for approximately 9.6%, 9.0% and 7.5% of our cost of goods sold, respectively.

Seasonality

We believe our business is not seasonal in nature.

Competition

There is no dominant leader in our industry in the PRC but there are a few manufacturers whose capacities are similar to ours. We compete primarily on the basis of customer recognition and industry reputation, product price and quality, ability to deliver our product on a timely basis, and a competitive cost structure. We believe we can continue to compete successfully with our competitors because of our product quality, competitive cost structure and timely delivery of our product. In order to maintain and enhance our competitive advantages, we must continue to focus on our competitive pricing through cost control, product quality and improving our proprietary production processes.

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

We have internal safety operating manuals and risk approval procedures to ensure strict compliance with the internal rules and regulations by the employees. Our management and employees are trained and continually assessed so as to comply with all the required procedures and the relevant operating guidelines.

Intellectual Property

We have obtained two Trademark Registration Certificates from the Trademark Office of the State Administration for Industry and Commerce in respect of our two Trademark Applications respectively and we are now also under application for other trademarks.

On January 11, 2012, the State Intellectual Property Office of the PRC approved our application for a patent of invention for our Borun wet process and based upon our knowledge of our industry, we believe we are the only corn-based edible alcohol producer in China using the Borun wet process. For a description of our Borun wet process technology, please see the subsection above entitled “ Information on the Company — Business Overview — Our Production Technology”.

Furthermore, we registered the domain name of www.chinanewborun.com, which is used to support our business and promote our Group.

Description of Properties: Land Use Rights

For our Shouguang facility, we have four Land Use Right Certificates covering an area of approximately 1,975,902.3 square feet (183,565.81 square meters) and 28 Property Ownership Certificates covering a construction area of approximately 377,489 square feet (35,070 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156 square meters) and 15 Property Ownership Certificates covering a construction area of approximately 356,885.15 feet (33,155.44 square meters).

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2011, were approximately RMB371.5 million ($59.0 million) on our property and facilities, approximately RMB1,125.6 million ($178.6 million) on our machinery and approximately RMB95.0 million ($15.1 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 625 full-time employees and our Daqing facility had 644 full-time employees for a total of 1,269 full time employees, which is comprised of 979 manufacturing staff, 253 management and administrative personnel, and 37 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB2.0 million ($0.3 million), RMB6.2 million ($1.0 million) and RMB10.5 million ($1.7 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2011, we have paid RMB77,000 ($12,220) and RMB3,329,000 ($528,413) for group casualty insurance and pension insurance, respectively.

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

On June 3, 2007, the State Council issued a “Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission” which stipulated the increasing elimination of “backward” production capacities in paper-making, alcohol, monosodium glutamate and citric acid industries. Alcohol manufacturers with “backward” production technologies and equipment, and those smaller manufacturers having a production capacity less than 30,000 tons per year of edible alcohol would thereafter be eliminated from competing in the alcohol industry during the 11th Five-Year Plan period (2006 -2010), and 1.6 million tons of such “backward” production capacity in the alcohol industry are to be eliminated by the end of the 11th Five-Year Plan period. Additionally, the “Notification on the Planning of Eliminating Backward Production Capacity in Paper-Making, Alcohol, Monosodium Glutamate and Citric Acid Industries” jointly issued by NDRC and State Environmental Protection Administration on October 22, 2007, provided a yearly target for elimination of 1.6 million tons of such “backward” production capacity in the alcohol industry, i.e., 101,000 tons for 2006, 400,000 tons for 2007, 444,000 tons for 2008, 355,000 tons for 2009 and 300,000 tons for 2010. According to a notice issued by the National Development and Reform Commission, 945,000 tons of backward production capacity in the alcohol industry had already been eliminated by the end of 2008.

The export rebate rate of alcohol was cut to zero from 13.0 percent in 2006, then raised to 5.0 percent in June 2009 to boost China’s alcohol export. However, seeing the great increase of alcohol export may endanger local supply, the government again dropped the export rebate rate to zero in 2010.

Starting from September 2010, the alcohol industry applies the Cleaner Production Standard for Alcohol Industry (HJ 581-2010) to regulate the pollution caused by the production process.

Overall, we believe such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by the National Development and Reform Commission in September 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facilities shall be strengthened. Since the production of edible alcohol using corn is a form of “deep-processing” work, this policy may limit our ability to obtain our primary raw material (corn). We believe 28.0% of total corn consumption was used for corn deep-processing in 2010, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. The State Administration of Grain issued the 12th Five-Year Plan for Grain and Oil Processing on January 13, 2012 (the “12th Five-Year Plan”) which requires the continuous control of the excessive corn deep-processing growth and the reasonable rate between the amount of total yield and the total corn consumption till the end of the 12th Five-Year. The 26% ratio has not been changed in the 12th Five-Year Plan, however, it is uncertain whether the PRC governmental entities will change the ratio or what ratio the Chinese government is expected to apply in the next few years.

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

Work Safety Law of the PRC

The Work Safety Law of the PRC, or the WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, became effective as of November 1, 2002, and then was amended on August 27, 2009. The WSL is applicable to the work safety of entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and must strengthen the administration of work safety, establish and perfect a system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

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

The application of this New M&A Rules is currently unclear. However, our PRC counsel has advised us that based on their understanding of the current PRC laws, rules and regulations and the New M&A Rules, the New M&A Rules does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because the acquisitions among China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars related to foreign investment enterprises instead of the New M&A Rules.

Our PRC counsel has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the New M&A Rules. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — The application of PRC Regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our ADSs in the United States.”

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A. “Key Information — Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Forward - Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information — Risk Factors” and elsewhere in this annual report.

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

During the production of edible alcohol, we also produce DDGS feed, corn germ, liquid carbon dioxide, and crude corn oil as by-products which are sold separately from our edible alcohol.

In China, edible alcohol can be classified into Grades A, B and C. We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol including 90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol. Our Daqing facility currently has an annual production capacity of 220,000 tons of corn-based edible alcohol including 50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol. We believe we are the largest privately-owned corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol. Based on our knowledge of our industry, we believe we will be the largest producer of corn-based edible alcohol in China, in terms of current known production capacity following complete development of the Daqing facility.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Expansion of Production Capacity

Our production capacity of edible alcohol has increased by 46.2% to 380,000 tons from 260,000 tons since the commencement of commercial production of our Phase III Daqing facility in January 2011. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we have operated our facilities at full capacity since 2007, and to date have not experienced any difficulty in selling 100% of our production even as we expanded production capacity. When increasing production capacity, we have obtained orders from existing and new customers to take up our increased production. We have fully utilized our new capacity at Phase III Daqing facility in 2011.

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

Fluctuation of Demand for and Price of Edible Alcohol

Our revenues are primarily derived from sales of edible alcohol. Industry demand for edible alcohol is increasing rapidly and as a result, we have operated at full capacity since 2007. We believe baijiu is meeting with strong demand as a result of continuous growth in China’s per capita disposable income and, accompanied with a gradual recovery of the chemical industry from the global financial crisis, the demand for edible alcohol in China is expected to grow in 2012 and in the near future,

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. To control the over-expansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry’s capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to our knowledge of our industry, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers.

The annualized average price of edible alcohol will be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and the baijiu industry continues to demand for more edible alcohol, thus the average price of edible alcohol will recover eventually in the long run. We anticipate the future fluctuation in demand for and price of edible alcohol will have a significant impact on our financial performance.

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

Historically, the price of corn is lower during harvest season and higher in non-harvest season. To stabilize and lower our cost of corn, we started to enter into framework agreements with local granaries in Heilongjiang Province from 2009. Such supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility due to crop failures and other factors. These arrangements allow us to purchase corn at a lower price during the harvest season and to transport the corn to our facility to meet our production needs during the non-harvest season. We pay 10% of our purchase amounts as security deposits to these granaries, which in some cases then obtain loans from the ADB to purchase corn according to our requests. We will then request that the granaries deliver their corn during the non-harvest season to satisfy our corn consumption needs in our Shouguang and Daqing facilities. We pay the granaries a storage fee and the interest for the loans they obtained from the ADB. We believe our sourcing arrangements with the Heilongjiang granaries historically have lowered our overall price of corn; however, we cannot be certain that corn prices will not drop significantly in the non-harvest season, which could result in our corn supply arrangements effectively increasing our corn costs.

Expansion of Our Product Mix and Sales Network

We have our own sales team to market our products, and we do not sell our products through any distributors currently. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Most of our existing customers of products produced at our Shouguang facility are located in Shandong province, and most of our existing customers for products produced at our Daqing facility are located in Heilongjiang Province. Moreover, before 2009, we only sold Grade C edible alcohol which has an alcohol concentration of 95.0% and byproducts, including DDGS feed and corn germ.

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu and Anhui provinces and intend to enlarge our strategic position in Sichuan Province. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. In addition, we began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix.

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS feed, corn germ, liquid carbon dioxide and crude corn oil.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 86.3% and 7.5% of our cost of goods sold in the year ended December 31, 2011, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We achieved gross profit margin of 23.4%, 23.7% and 19.0% for the years ended December 31, 2009, 2010 and 2011, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2011, the cost of corn, our principal input cost, rose sharply during the year, outpacing edible alcohol prices and put pressure on our gross margins. As we continue to see strong demand for edible alcohol, together with our continued gains in production efficiencies, corn sourcing arrangement and capacity, we believe that we will be well positioned to continue to prosper in a cost-rising environment.

Generally, while we expect to maintain our gross profit margins in the next few years, we also expect the following to negatively impact our gross profit margin:

•	Our raw material prices are expected to continue to increase;

•	Increasing labor costs; and

•	Stricter control over the alcohol industry by the PRC Government, which would likely cause additional costs to be incurred in the future in order to comply with the stricter requirements.

We expect to offset any negative impact on our gross profit margin to a certain extent by:

•	Focusing on higher quality products sold to higher tier customers which will allow us to command higher margins;

•	Implementing our sourcing strategy to control our raw material costs; and

•	Continued research and development efforts to further improve our manufacturing process to consume less raw materials and energy, manufacture our products more efficiently and produce value-added by-products, such as liquid carbon dioxide in the Daqing facility.

Operating Expenses

Our operating expenses primarily consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses consist primarily of sales employee salaries, travelling and other business development expenses and other miscellaneous items. We expect that our selling expenses will increase as we enlarge our strategic position in Sichuan Province.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel, office expenses, traveling and entertainment expenses, insurance premiums, amortization and depreciation on computers and other office equipment, consulting and auditing fees and other administrative costs and expenses.

Our general and administrative expenses has increased after our listing on the New York Stock Exchange, in connection with our obligation to comply with the reporting requirements under the Exchange Act as well as other requirements under the Sarbanes-Oxley Act. See Item 3.D, “Key Information — Risk Factors — We incur increased costs as a result of being a public company, which adversely impact our results of operations.”

Interest Expense

Interest expense consists of interest expense associated with short-term borrowings from banks which mature at various dates within the year.

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its incorporation place, is subject to tax on all profits arising in or derived from Hong Kong. No tax is levied on profits arising abroad, even if they are remitted to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2009, 2010 and 2011 as it has no business in Hong Kong and all the profits were derived from its direct and indirect subsidiaries in the PRC. The profits tax rate for the year 2011 was 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun, Daqing Borun and WGC for the year of 2009, 2010 and 2011. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2009, 2010 and 2011.

Critical Accounting Policies, Estimates and Assumptions

Principles of Consolidation and Presentation

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

Cost of Goods Sold

Our cost of goods sold include product costs, shipping and handling costs, and costs related to inventory adjustments from time to time. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

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

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected in the consolidated statements of income.

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

We follow ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, we evaluated the effect of ASU 2011-05 on its financial statements and has concluded that it would have no material impact on our consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. We believe that the adoption of ASU 2011-12 will not have any material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on our consolidated financial position or results of operations.

In December 2011, the FASB issued ASU 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2011-11 is not expected to have material impact on our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
Revenues	1,060,493,812	1,713,924,878	2,685,223,409	426,165,057
Cost of goods sold	811,865,247	1,308,303,166	2,175,060,342	345,198,359
Gross profit	248,628,565	405,621,712	510,163,067	80,966,698
Selling, general and administrative expenses	22,547,881	45,716,043	59,061,056	9,373,432
Operating income	226,080,684	359,905,669	451,102,011	71,593,266
Other expenses	3,408,024	12,216,600	32,912,857	5,223,517
Income before income taxes	222,672,660	347,689,069	418,189,154	66,369,749
Income tax expense	56,262,029	88,264,738	105,194,680	16,695,183
Net income	166,410,631	259,424,331	312,994,474	49,674,566

	Year ended December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	76.6%	76.3%	81.0%
Gross profit	23.4%	23.7%	19.0%
Selling, general and administrative expenses	2.1%	2.7%	2.2%
Operating income	21.3%	21.0%	16.8%
Other expenses	0.3%	0.7%	1.2%
Income before income taxes	21.0%	20.3%	15.6%
Income tax expense	5.3%	5.2%	3.9%
Net income	15.7%	15.1%	11.7%

Revenues for the years ended December 31, 2009, 2010 and 2011 were comprised of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol	728,765,152	1,195,460,544	1,918,733,862	304,517,428
DDGS feed	225,927,391	293,951,823	470,507,927	74,673,130
Corn Germ	102,298,397	196,981,771	95,003,117	15,077,706
Liquid carbon dioxide	—	26,477,642	59,536,423	9,448,876
Crude corn oil	—	—	141,442,080	22,447,917
Others	3,502,872	1,053,098	—	—

Total	1,060,493,812	1,713,924,878	2,685,223,409	426,165,057

Revenue by %
Edible alcohol	68.7%	69.7%	71.5%	71.5%
DDGS feed	21.3%	17.2%	17.5%	17.5%
Corn Germ	9.7%	11.5%	3.5%	3.5%
Liquid carbon dioxide	—	1.5%	2.2%	2.2%
Crude corn oil	—	—	5.3%	5.3%
Others	0.3%	0.1%	—	—

Total	100.0%	100.0%	100.0%	100.0%

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Revenues

Revenues increased by RMB971.3 million ($154.2 million), or 56.7%, to RMB2,685.2 million ($426.2 million) in the year ended December 31, 2011 from RMB1,713.9 million ($272.0 million) in the year ended December 31, 2010. The increase was primarily due to the following:

•	An increase in edible alcohol sales by approximately RMB723.3 million ($114.8 million), or 60.5%, from RMB1,195.5 million ($189.7 million) in the year ended December 31, 2010 to RMB1,918.7 million ($304.5 million) in the year ended December 31, 2011 primarily due to the opening of Daqing Phase III facilities in the year of 2011 as well as the increase in the sales price of edible alcohol. We sold approximately 252,700 tons of edible alcohol in the year ended December 31, 2010 compared to approximately 344,200 tons in the year ended December 31, 2011, representing an increase of 91,500 tons or 36.2%. Operating at full capacity, our actual production for the year ended December 31, 2010 was 251,700 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011 for an increase of 93,500 tons, or 37.1%. The weighted average sales price of edible alcohol was approximately RMB4,730 ($750.7) per ton for the year ended December 31, 2010 compared to RMB5,574 ($884.7) per ton in the year ended December 31, 2011, which resulted in an increase in weighted average sales price of RMB844 ($134.0) per ton, or 17.8%. The increase was driven by the combination of the increase of corn price, strong market demand for edible alcohol and our production and sale of higher-priced Grade A edible alcohol.

•	An increase in DDGS feed sales by approximately RMB176.6 million ($28.0 million), or 60.1%, from RMB294.0 million ($46.7million) for the year ended December 31, 2010 to RMB470.5 million ($74.7 million) for the year ended December 31, 2011, due to the increase in sales volume and partly offset by a decrease in sales price per ton. We sold approximately 169,500 tons of DDGS feed in the year ended December 31, 2010 compared to approximately 278,000 tons in the year ended December 31, 2011, representing an increase in sales of 108,500 tons, or 64.0%. The sales volume increase was mainly due to (i) increased overall production due to the opening of the Daqing Phase III facilities and (ii) implementation of crude corn oil production at our Daqing and Shouguang facilities. The production of crude corn oil by-product results in increased DDGS feed produced per ton of corn processed. The weighted average sales price of DDGS feed was approximately RMB1,734 ($275.2) per ton for DDGS feed sales for the year ended December 31, 2010, compared to RMB1,693 ($268.7) per ton in the year ended December 31, 2011, representing a decrease in weighted average sales price of RMB41 ($6.5) per ton, or 2.4%.

•	A decrease in corn germ sales by approximately RMB102.0 million ($16.2 million), or 51.8%, from RMB197.0 million ($31.3 million) for the year ended December 31, 2010 to RMB95.0 million ($15.1 million) for the year ended December 31, 2011, due to a decrease in sales volume being partly offset by an increase in sales price. We sold approximately 58,800 tons of corn germ in the year ended December 31, 2010 compared to approximately26,800 tons in the year ended December 31, 2011, representing a decrease in sales of 32,000 tons, or 54.4%. The decrease in sales volume is primarily due to the installation of our crude corn oil processing equipment in our Daqing and Shouguang facilities during 2011. As a result, we began to deep-process corn germ into crude corn oil, which eliminated corn germ production and sales from September of 2011. The weighted average sales price of corn germ was approximately RMB3,352 ($532.0) per ton for corn germ sales for the year ended December 31, 2010, compared to RMB3,544 ($562.5) per ton in the year ended December 31, 2011, representing an increase in weighted average sales price of RMB192 ($30.5) per ton, or 5.7%. The increase in sales price of corn germ was mainly due to the strong demand for the product.

•	An increase in liquid carbon dioxide sales by approximately RMB 33.0 million ($5.2 million), or 124.9%, from RMB 26.5 million ($4.2 million) for the year ended December 31, 2010 to RMB 59.5 million ($9.4 million) for the year ended December 31, 2011, mainly due to an increase in production volume. We commenced sales of liquid carbon dioxide in July 2010 and realized process improvements through the year, resulting in actual production for the year ended December 31, 2010 of 51,100 tons. We produced 114,500 tons for the year ended December 31, 2011, representing an increase of 63,400 tons of liquid carbon dioxide, or 124.1%, over the prior year. We sold approximately 50,400 tons of liquid carbon dioxide for the year ended December 31, 2010 compared to approximately 115,100 tons in the year ended December 31, 2011, representing an increase in sales volume of 64,700 tons, or 128.4%. The weighted average sales price of liquid carbon dioxide was approximately RMB525 ($83.3) per ton for the year ended December 31, 2010, in line with the weighted average sale price of RMB 517 ($82.1) per ton in the year ended December 31, 2011.

•	An increase in crude corn oil sales, a new by-product, from nil in the year ended December 31, 2010 to RMB 141.4 million ($22.4 million) in the year ended December 31, 2011 due to the commencement of production and sales of crude corn oil at our Daqing facility in March 2011 and at our Shouguang facility in September 2011. The sales volume was approximately 17,700 tons and the weighted average sales price was RMB 7,999 ($1,269.5) per ton for the year ended December 31, 2011.

Gross Profit

Gross profit increased by RMB104.5 million ($16.6 million), or 25.8%, to RMB510.2 million ($81.0 million), or 19.0% of revenues, for the year ended December 31, 2011, from RMB405.6 million ($64.4 million), or 23.7% of revenues, for the year ended December 31, 2010 mainly due to the combined effect of the increase in revenue by RMB 971.3 million ($ 154.2 million) being offset by an increase in cost of sales of RMB 866.8 million ($137.6 million). The increase in cost of sales is mainly due to the increased corn price and the increased production capacity in 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB13.3 million ($2.1 million), or 29.2%, to RMB59.1 million ($9.4 million), for the year ended December 31, 2011, from RMB45.7 million ($7.3 million), for the year ended December 31, 2010. The increase was primarily due to the following:

•	Selling expenses increased 77.2% from RMB3.0 million ($0.5 million) in the year ended December 31, 2010 to RMB5.3 million ($0.8 million) in the year ended December 31, 2011, primarily for expenses for increased sales force and promotional activities to new customers after completion of the Phase III Daqing facility in 2011.

•	General and administrative expenses increased by RMB11.1 million ($1.7 million), or 25.8%, from RMB42.7 million ($6.8 million) in the year ended December 31, 2010 to RMB53.8 million ($8.5 million) in the year ended December 31, 2011, primarily due to an increase in administrative staff costs, professional fees and other expenses in connection with maintaining our status as a publicly-traded company and expanded operations.

Other Expenses

Other expenses were RMB12.2 million ($1.9 million), primarily consisting of interest expense of RMB12.6 million ($2.0 million) and interest income of RMB0.6 million ($0.1 million) for the year ended December 31, 2010 compared to RMB 32.9 million ($ 5.2 million) other expense for the year ended December 31, 2011, which primarily consisted of interest expense of RMB34.1 million ($5.4 million) and interest income of RMB 1.2 million ($0.2 million). Interest expense increased from RMB12.6 million ($2.0 million) for the year ended December 31, 2010 to RMB34.1 million ($5.4 million) for the year ended December 31, 2011 primarily due to an increase in bank borrowings outstanding from RMB143.2 million ($22.7 million) as of December 31, 2009 to RMB498.0 million ($79.0 million) as of December 31, 2010 and to RMB508.7 million ($80.7 million) as of December 31, 2011, and an increase in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Income Tax Expense

We recorded RMB105.2 million ($16.7 million) income tax expenses in the year ended December 31, 2011, compared to income tax expense of RMB88.3 million ($14.0 million) in the year ended December 31, 2010. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

Revenues

Revenues increased by RMB653.4 million ($103.7 million), or 61.6%, to RMB1,713.9 million ($272.0 million) in the year ended December 31, 2010 from RMB1,060.5 million ($168.3 million) in the year ended December 31, 2009. The increase was primarily due to the following:

•	An increase in edible alcohol sales by approximately RMB466.7 million ($74.0 million), or 64.0%, from RMB728.8 million ($115.7 million) in the year ended December 31, 2009 to RMB1,195.5 million ($189.7 million) in the year ended December 31, 2010 primarily due to the full operation of Phase II of our Shouguang facility and Phase II of the Daqing facility in the whole year of 2010 as well as the increase in the sales price of edible alcohol. Our sale of edible alcohol increased by 70,900 tons or 39.0%, from approximately 181,800 tons in the year ended December 31, 2009 to approximately 252,700 tons in the year ended December 31, 2010. Operating at full capacity, our actual production of edible alcohol increased by 66,200 tons, or 35.7%, from 185,500 tons for the year ended December 31, 2009 to 251,700 tons for the year ended December 31, 2010. The weighted average sales price of edible alcohol increased by RMB722 ($114.6) per ton, or 18.0%, from approximately RMB4,008 ($636.1) per ton in the year ended December 31, 2009 to RMB4,730 ($750.7) per ton in the year ended December 31, 2010. The increase was driven by the combination of the increase of corn price and strong demand for edible alcohol and also the shift of our product mix as we sold more higher-priced Grade B edible alcohol.

•	An increase in DDGS feed sales by approximately RMB68.1 million ($10.8 million), or 30.1%, from RMB225.9 million ($35.9million) for the year ended December 31, 2009 to RMB294.0 million ($46.7 million) for the year ended December 31, 2010, due to the increase in production capacity described above, partly offset by a decrease in sales price per ton. Our sale of DDGS feed increased by 43,600 tons, or 34.6%, from approximately 125,900 tons in the year ended December 31, 2009 to approximately 169,500 tons in the year ended December 31, 2010. The weighted average sales price of DDGS feed decreased by RMB60 ($9.5) per ton, or 3.3%, from approximately RMB1,794 ($284.7) per ton in the year ended December 31, 2009 to RMB1,734 ($275.2) per ton in the year ended December 31, 2010.

•	An increase in corn germ sales by approximately RMB94.7 million ($15.1 million), or 92.6%, from RMB102.3 million ($16.2 million) for the year ended December 31, 2009 to RMB197.0 million ($31.3 million) for the year ended December 31, 2010 due to increases in production capacity and sales price. Our sale of corn germ increased by 22,500 tons, or 62.0%, from approximately 36,300 tons in the year ended December 31, 2009 to approximately58,800 tons in the year ended December 31, 2010. The weighted average sales price of corn germ increased by RMB536 ($85.1) per ton, or 19.0%, from approximately RMB2,816 ($447.0) per ton for the year ended December 31, 2009 to RMB3,352 ($532.0) per ton in the year ended December 31, 2010. The increase in sales volume was primarily due to the expansion of our production capacity in 2010 described above and improvements in production yield. The increase in sales price of corn germ was mainly due to the strong demand for the product.

•	An increase in liquid carbon dioxide sales, a new by-product, from nil in the year ended December 31, 2009 to RMB26.5 million ($4.2 million) in the year ended December 31, 2010 occurred due to the commencement of sales of liquid carbon dioxide in July 2010. We sold approximately 50,400 tons for the year ended December 31, 2010. Operating at full capacity, our actual production for the year ended December 31, 2010 was 51,100 tons for the year ended December 31, 2010. The weighted average sales price of liquid carbon dioxide was approximately RMB525 ($83.3) per ton for the year ended December 31, 2010.

Gross Profit

Gross profit increased by RMB157.0 million ($24.9 million), or 63.1%, to RMB405.6 million ($64.4 million), or 23.7% of revenues, for the year ended December 31, 2010, from RMB248.6 million ($39.5 million), or 23.4% of revenues, for the year ended December 31, 2009. The increase was primarily due to the following:

•	Increase in revenues by RMB653.4 million ($103.7 million), or 61.6%, to RMB1,713.9 million ($272.0 million) in the year ended December 31, 2010, from RMB1,060.5 million ($168.3 million) in the year ended December 31, 2009.

•	The commencement of sales of our additional by-product produced in our manufacturing process, liquid carbon dioxide, which had higher margin than other products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB23.2 million ($3.7 million), or 102.8%, to RMB45.7 million ($7.3 million), for the year ended December 31, 2010, from RMB22.5 million ($3.6 million), for the year ended December 31, 2009. The increase was primarily due to the following:

•	Selling expenses increased 25.8% from RMB2.4 million ($0.4 million) in the year ended December 31, 2009 to RMB3.0 million ($0.5 million) in the year ended December 31, 2010, primarily as a result of expenses for increased sales force and promotional activities to new customers after completion of both Phase II at the Shouguang facility and Phase II at the Daqing facility in August of 2009.

•	General and administrative expenses increased by RMB22.5 million ($3.6 million), or 111.8%, from RMB20.2 million ($3.2 million) in the year ended December 31, 2009 to RMB42.7 million ($6.8 million) in the year ended December 31, 2010, primarily due to an increase in administrative staff costs, professional fees and other expenses in connection with our obligations to comply with the reporting requirements under the Exchange Act and other requirements under the Sarbanes-Oxley Act, as well as expanded operations at the Daqing and Shouguang facilities.

Other Expenses

Other expenses were RMB12.2 million ($1.9 million), primarily consisting of interest expense of RMB12.6 million ($2.0 million) and interest income of RMB0.6 million ($0.1 million) for the year ended December 31, 2010 compared to interest expense of RMB10.0 million ($1.6 million) and other income of RMB6.2 million ($1.0 million) primarily related to subsidy income received from the local government as incentives to renovate our production technology and income from disposal of obsolescent motor vehicles and outdated facilities for the year ended December 31, 2009. Interest expense increased from RMB10.0 million ($1.6 million) for the year ended December 31, 2009 to RMB12.6 million ($2.0 million) for the year ended December 31, 2010 primarily due to an increase in bank borrowings outstanding from RMB89.7 million ($14.2 million) as of December 31, 2008 to RMB143.2 million ($22.7 million) as of December 31, 2009 and to RMB498 million ($79.0 million) as of December 31, 2010 and offset by a decrease in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2010 compared to the year ended December 31, 2009.

Income Tax Expense

We recorded RMB88.3 million ($14.0 million) income tax expenses in the year ended December 31, 2010, compared to income tax expense of RMB56.3 million ($8.9 million) in the year ended December 31, 2009. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

B.    Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2009, December 31, 2010, December 31, 2011, we had approximately RMB105.8 million ($16.8 million), RMB341.0 million ($54.1 million) and RMB223.9 million ($35.5 million), respectively, in cash. In June 2010, we completed our initial public offering of ADSs, which resulted in net proceeds, before expenses, of $37.3 million. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
Net cash provided by operating activities	190,939,423	194,334,643	175,340,867	$27,827,908
Net cash used in investing activities	(213,352,205)	(569,954,350)	(303,083,944)	(48,101,691)
Net cash provided by financing activities	107,558,796	610,900,772	10,700,000	1,698,170
Effect of foreign currency exchange translation	(239,818)	(81,518)	(65,787)	(10,440)
Net increase (decrease) in cash	84,906,196	235,199,547	(117,108,864)	$(18,586,053)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB190.9 million ($30.3 million), RMB194.3 million ($30.8 million) and RMB175.3 million ($27.8 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The decrease in cash provided by operating activities for the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to an increase in net income, non-cash expenses and accrued expenses and other payables, a decreased inventory balance and increased balance of income tax payable, all being offset by a decrease in operating cash flow due to increased accounts receivable balance, increased prepaid expenses and other current assets and decreased balance of trade accounts payable. The increase in cash provided by operating activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to an increase in net income, non-cash expenses and accrued expenses and other payables, offset by a decrease in operating cash flow due to an increased inventory balance, increased accounts receivable balance, increased prepaid expenses and other current assets and decreased balance of trade accounts payable and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB107.6 million ($17.1 million), RMB610.9 million ($97.0 million) and RMB10.7 million ($1.7 million) for the years ended December 31, 2009, 2010 and 2011, respectively. For the year ended December 31, 2009, net cash provided consisted of proceeds from issuances of convertible preference shares of RMB54.1 million ($8.6 million) and net borrowings under short-term borrowings of RMB53.5 million ($8.5 million). For the year ended December 31, 2010, net cash provided consisted of proceeds from issuances of ADSs of RMB256.1 million ($40.6 million) and net borrowings under short-term borrowings of RMB354.8 million ($56.3 million). For the year ended December 31, 2011, net cash provided consisted of net borrowing under short-term borrowings of RMB10.7 million ($1.7 million).

Financing Agreement—As of December 31, 2009, 2010 and 2011, we had approximately RMB143.2 million ($22.7 million), RMB498.0 million ($79.0 million) and RMB508.7 million ($80.7 million) outstanding short-term borrowings, bearing weighted average interest rates at 8.19%, 6.69% and 6.88% per annum, respectively, for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, a short-term bank loan of RMB10,000,000 ($1,587,075) from Agricultural Development Bank of China was secured by our equipments. A short-term bank loan of RMB70,000,000($11,109,524) from Agricultural Development Bank of China and a short-term loan of RMB30,000,000($4,761,225) from Longjiang Commercial Bank was secured by third-party guarantors, pursuant to these loan agreements, we granted security interest in our buildings and land-use rights to the third-party guarantors. The remaining short term loans from Agricultural Development Bank of China amounting to RMB52,500,000($8,332,143) were credit loans and all the short- term loans of RMB132,500,000($21,028,742) from Agricultural Development Bank of China were secured by our Chief Executive Officer, Mr. Jinmiao Wang simultaneously. A short- term bank loan of RMB28,000,000($4,443,810) from Industrial & Commercial Bank of China was secured by our accounts receivable amount to RMB29,196,300 ($4,633,671). A short -term bank loan of RMB20,000,000($3,174,150) from Industrial & Commercial Bank of China was secured by the raw materials. A short-term bank loan of RMB65,000,000 ($10,315,987) from Longjiang Bank and a short-term loan of RMB70,000,000($11,109,524 ) from China Construction Bank were secured by our subsidiary Shandong Borun Industry Co.,Ltd. The remaining short-term bank borrowings of RMB163,200,000($25,901,062) were secured by third party guarantees.

Our short-term borrowings mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have historically been able to pay off the loans on the due dates and borrow again from the same banks. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is a common practice in China, particularly in Shandong and Heilongjiang provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term loans.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights. Net cash used in investing activities amounted to (1) RMB213.4 million ($33.9 million) in the year ended December 31, 2009 mainly related to purchases of property, plant and equipment for Phase II at our Shouguang and Daqing facilities of RMB175.5 million ($27.9 million) and cash used to purchase our Daqing facility of RMB45.8 million ($7.3 million), offset by proceeds from disposal of outdated production facilities, (2) RMB570.0 million ($90.5million) in the year ended December 31, 2010 mainly related to payment for construction of Daqing Phase III facility and our liquid carbon dioxide project at our Shouguang facility of RMB537.6 ($85.3 million), and cash used to purchase certain land use rights of RMB32.4 million ($5.2 million), and (3) RMB303.1 million ($48.1 million) in the year ended December 31, 2011 mainly related to payment for construction of the liquid carbon dioxide improvement project and crude corn oil project at our Shouguang facility of RMB154.6 million ($24.5 million), and the payment for completing our Daqing Phase III facility of RMB148.5 million ($23.6 million).

Future Capital Requirements—We had cash on hand of RMB105.8 million ($16.8 million), RMB341.0 million ($54.1 million) and RMB223.9 million ($35.5 million) on December 31, 2009, 2010 and 2011, respectively. We expect our capital expenditures over the next several years to increase as we execute our expansion plan to further improve our existing facilities and acquire new facilities. Our primary planned capital expenditures for fiscal year 2012 are for expansion of our production facility to shift our product mix. We expect our capital expenditures in 2012 to be ranged from approximately RMB 250.0 million (US$ 39.7 million) to RMB 350.0 million (US$ 55.5 million). We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through short-term loans, and the proceeds from issuances equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.    Research and Development

We spent approximately RMB201,600 ($31,995.4), RMB611,200 ($97,002.0) and RMB432,300 ($68,609.2), during the fiscal years ended December 31, 2009, 2010 and 2011, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for its RMB406.2 million ($64.5 million) short-term bank loans that matured within one year. We guaranteed for the granaries’ bank loans amount to RMB304.2 million ($48.3million), and the remaining bank loans we guaranteed of RMB102.0 million ($16.2million) was agreed to after the borrower had provided guarantee to us of short-term bank loans of RMB133.2 million ($21.1 million). Except for such guarantee, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	10.5	10.5	—	—	—
Purchase obligation for corn	841.5	841.5	—	—	—
Short-term debt	508.7	508.7	—	—	—
Long-term debt	—	—	—	—	—

Total:	1,360.7	1,360.7	—	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	41	Chief Executive Officer and Chairman of the Board
Bing Yu	35	Chief Strategy Officer
Yuanqin Chen	28	Chief Financial Officer
Hengxiu Song	40	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	52	Chief Technology Officer
Yunsheng Wang	50	General Manager of Daqing Borun Biotechnology Co., Ltd.
Raymond S. Chadwick	60	Independent Director
Lucy Guo	38	Independent Director
Binbin Jiang	37	Independent Director

Unless otherwise indicated, the business address of each director and executive officer is Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, China.

Biographies of Officers and Directors

Mr. Jinmiao Wang, Chief Executive Officer and Chairman of the Board

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

Mr. Hengxiu Song, Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director

Mr. Song has served as our chief operations officer since 2010 and served as the general manager of Shandong Borun Industrial Co., Ltd. since 2011. He has also served as the director of administration of Shandong Borun since April 2005. From April 2010 to November 2010 and from June 2011 to present, Mr. Song has served as director. From February 2002 to March 2005, Mr. Song served as the marketing and purchasing director of Shandong Borun Salt Industrial Co., Ltd., Shandong Borun’s predecessor company. Mr. Song obtained a bachelor’s degree in Economics and Management from the Capital University of Economics and Business.

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

Ms. Bing Yu, Chief Strategy Officer

Ms. Yu has served as our chief strategy officer since January 2012. Since 2010, she served as our chief financial officer and has served as our chief financial officer of Shandong Borun since October 2009. From June 2007 to September 2009, Ms. Yu served as the executive director of Brainzoom Business Consulting Co., Ltd., a business and financial consulting services company in China. From March 2006 to May 2007, Ms. Yu served as the corporate financial director of Cellon International Holdings Corporation in Shenzhen, China. Prior to that, Ms. Yu worked at Arthur Andersen & Co. and as a manager of Assurance and Business Advisory at PricewaterhouseCoopers in Shenzhen. Ms. Yu earned a bachelor’s degree in Accounting from the Central University of Finance and Economics in Beijing, China. Ms. Yu is a Certified Internal Auditor, a member of the Chinese Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants.

Mr. Yuanqin Chen, Chief Financial Officer

Mr. Chen has served as our chief financial officer since January 2012. Since August 2010, he has served as our vice-president for finance and financial reporting manager. Prior to that, Mr. Chen worked at KPMG Huazhen in Shanghai, from July 2006 to July 2010, where he performed statutory and Sarbanes-Oxley-Act-related internal control audit, annual audit and reporting, and audit for initial public offerings for various companies listed on the New York Stock Exchange, Hong Kong Stock Exchange, and Shanghai Stock Exchange. Mr. Chen earned a Bachelor's degree with a major in Business Administration from Shanghai International Studies University and a Bachelor's degree in Economics from Fudan University in China.

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

Mr. Yunsheng Wang, General Manager of Daqing Borun Biotechnology Co., Ltd.

Mr. Wang has served as the general manager of Daqing Borun Biotechnology Co., Ltd. since June 2011. He served as the administrative deputy general manager of Daqing Borun Biotechnology Co., Ltd. from July 2008 to May 2011. Mr. Wang served as Thermoelectricity Engineer of Shandong Borun Industrial Co., Ltd. from March 2008 to June 2008. Mr. Wang obtained a bachelor's degree in Thermal Power Engineering from Xi'an Jiaotong University.

B.    Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to our executive officers and directors was RMB 3,692,000 ($586,000).

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to severance pay equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with their employment, any of our confidential information, technological secrets, commercial secrets or know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques that have resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

C.    Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was elected at our 2011 annual meeting of shareholders, which was held on December 29, 2011, to hold office until our next annual meeting of shareholders, which we currently expect will be held in December 2012. Each of our directors has served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011.

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

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our register of members.

D.    Employees

As of the date of this annual report, our Shouguang facility had 625 full-time employees and our Daqing facility had 644 full-time employees for a total of 1,269 full time employees, which is comprised of 979 manufacturing staff, 253 management and administrative personnel, and the rest, 37 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB2.0 million ($0.3 million), RMB6.2 million ($1.0 million) and RMB10.5 million ($1.7 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2011, we have paid RMB77,000 ($12,220) and RMB3,330,000 ($528,496) for group casualty insurance and pension insurance, respectively.

E.     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 6, 2012, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—
Bing Yu, Chief Strategy Officer	—	—
Yuanqin Chen, Chief Financial Officer	—	—
Wei Qi, Chief Technology Officer	—	—
Hengxiu Song, Chief Operations Officer, General Manager of Shandong Borun and Director	—	—
Yunsheng Wang, General Manager of Daqing Borun	—	—
Binbin Jiang, Independent Director	—	—
Raymond S. Chadwick, Independent Director	—	—
Lucy Guo, Independent Director	—	—
All directors and executive officers as a group (9 persons):	—	—

Principal Shareholders:
King River Holding Limited(1)	14,499,770	56.36%
Star Elite Enterprises Limited(2)	1,740,887	6.77%

(1)	King River Holding Limited is a British Virgin Islands company which is 100% controlled and owned by Mrs. Wang, the mother of our CEO Mr. Jinmiao Wang, however, Mr. Wang expressly disclaims any nominal or beneficial ownership of the shares owned by King River Holding Limited and shares of capital stock of any of our group companies. Mrs. Wang has sole voting power and investment control of the shares held by King River Holding Limited, the business address of which is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(2)	Ms. Ping Chen owns 100% of the issued and outstanding shares of capital stock of Star Elite, is the sole director of Star Elite and has sole voting and investment control over the shares held by Star Elite. The business address of Star Elite is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,141,122.7). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, including (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of our business. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

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

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated our company in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of our company. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of our company was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by our company, and one new share (with a par value of $0.001) was issued by our company to King River.

On March 15, 2010 we signed, and effective as of March 31, 2010 we consummated, a share exchange agreement with Golden Direction and King River, whereby we acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by us to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares, representing 100% of our issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became our wholly owned subsidiary and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 our company and Golden Direction signed, and effective as of March 31, 2010 our company and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, we issued (i) 3,711.952 of our Class A convertible preference shares, which were automatically convertible into 3,711,952 of our ordinary shares upon the closing of the initial public offering, to Star Elite, one of our private equity investors which is wholly owned by Ms. Ping Chen, (ii) 1,065.330 shares of our Class B convertible preference shares, which were automatically convertible into 1,065,330 ordinary shares upon the closing of the initial public offering, to Earnstar, one of our private equity investors which is wholly owned by Ms. Yibin Wei, who became our director effective April 23, 2010 in connection with the exchange and (iii) 374,907 shares of our Class C convertible preference shares, which were automatically convertible into 374,907 ordinary shares upon the closing of the initial public offering to TDR, one of our private equity investors which is wholly owned by Mr. Ruiping Wang, who became our director effective April 23, 2010 in connection with the exchange.

Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in our company upon the completion of the reorganization.

Shareholders Agreement

In connection with and as contemplated by the exchange agreement described in the paragraph above, we entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in our company. The shareholders agreement provided for the automatic conversion of each Class A, B and C preference share into our ordinary shares, and each of the preference shareholders agreed to waive all conditions in the shareholders agreement so that all of their preference shares automatically converted into ordinary shares upon the closing of our initial public offering, which was consummated on June 16, 2010. Therefore, all Class A, B and C preference shares have been fully converted into ordinary shares.

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

Furthermore, Earnstar and TDR (for purposes of this subsection only, a “Holder” or collectively as “Holders”) retain Form F-3 registration rights, which shall terminate five years following the closing of our initial public offering unless terminated sooner upon the earlier of (i) the completion of a Liquidation Event (as defined in the shareholders agreement) and (ii) as to either Holder, when all Registrable Securities (as defined in the shareholders agreement) held by such Holder could be sold without restriction under Rule 144 within a 90 day period.

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

Additional Related Party Transactions

There were no related party transactions in the fiscal year ended December 31, 2011.

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

We did not declare any dividends in 2009, 2010 and 2011. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — We rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs.”

In addition, if our Company is considered a PRC-resident enterprise for tax purposes, any dividends distributed by our Company to our Company’s non-resident corporate shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of a tax treaty between the PRC and the jurisdiction in which the non-resident shareholder resides. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — Dividends payable by us to our non-PRC resident shareholders may become subject to taxes under PRC tax laws.”

Furthermore, pursuant to the Tax Arrangement, Notice 81 and the Administrative Measures, a payment of dividends by WGC to China High Enterprises Limited, which holds 100% of the equity interest in WGC, may be subject to a PRC withholding tax at a rate of 5%, if the provisions of Notice 81 and the Administrative Measures are satisfied and our overseas members are not considered to be PRC-resident enterprises for tax purposes. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — Dividends payable by our company to its non-resident shareholders may become subject to taxes under the PRC tax laws.” and see also Item 10. E, “Additional Information — Taxation — People’s Republic of China Taxation.” We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

A.     Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 2, 2012, the closing sale price of our ADSs as reported on the NYSE was $3.14 per ADS.

	Sale Price
	High	Low
Annual High and Low
2010 (from June 11, 2010)	$18.55	$4.93
2011	$14.29	$2.94
Quarterly High and Low
Second Quarter 2011 (from June 11, 2010)	$7.00	$6.23
Third Quarter 2010	$11.07	$4.93
Fourth Quarter 2010	$18.55	$10.33
First Quarter 2011	$14.29	$10.05
Second Quarter 2011	$11.51	$3.92
Third Quarter 2011	$7.91	$3.05
Fourth Quarter 2011	$4.59	$2.94
Monthly High and Low
October 2011	$4.59	$2.94
November 2011	$4.38	$3.15
December 2011	$3.57	$3.13
January 2012	$4.77	$3.28
February 2012	$4.52	$3.32
March 2012	$3.44	$2.77
April 2012 (through April 2, 2012)	$3.14	$3.14

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

We obtained a short-term bank loan of RMB10,000,000 ($1,587,075) from Agricultural Development Bank of China and a short -term bank loan of RMB20,000,000($3,174,150) from Industrial & Commercial Bank of China which were secured by our equipment and raw material with total carrying value of RMB46,339,787 ($7,354,471) and RMB 35,389,200 ($5,616,531), respectively.

We also obtained a short-term bank loan of RMB70,000,000 ($11,109,524) from Agricultural Development Bank of China and a short-term loan of RMB30,000,000 ($4,761,225) from Longjiang Commercial Bank which were secured by third-party guarantors, pursuant to these loan agreements, we granted security interest in its buildings and land-use rights to the third-party guarantors with total carrying values of RMB8,454,748 ($1,341,832) and RMB14,570,866 ($2,312,506) , respectively.

The mortgage and the counter-guarantee mortgage agreements are effective so long as the loans referenced above are outstanding. If we do not pay the loans on time, then the China People’s Court may seize the property. We have the duty to maintain the property and its value. If the property is damaged or destroyed, we must timely notify the banks and the guarantors, and they may collect the insurance proceeds. After signing these contract, we were required to purchase and did purchase insurance on the collateral and the banks and guarantors were to be named the primary beneficiary of the insurance. They have the right to the collateral if we do not pay on time, become bankrupt or lose our business license. They may proceed with their right through negotiation with us or through the Court. We shall not transfer the collateral to a third party without the prior written notice to and consent from the banks and the guarantors. We must also notify them on all material changes to our business.

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

People’s Republic of China Taxation

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently uncertainty exists regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules and it is uncertain whether we will be deemed a PRC resident enterprise. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you or the Depositary actually or constructively receive such income. However, if you are an individual U.S. Holder and have held your ADSs for a sufficient period of time, distributions on our ADSs made before January 1, 2013 and treated as dividends generally will constitute “qualified dividend income” and as a result will be taxed at a maximum 15% rate, as long as we are treated as a “qualified foreign corporation.” A foreign corporation is treated as a qualified foreign corporation for this purpose with respect to shares (including ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We expect our ADSs to continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States, and as a result we expect to be a qualified foreign corporation for this purpose. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (as discussed above under “People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, generally would constitute qualified dividend income. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Code Section 163(d)(4) will not be eligible for these reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends where the person receiving the dividends is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met. Distributions on our ADSs will not be eligible for the “dividends-received deduction” available to corporate U.S. holders.

Foreign Tax Credit Considerations

Dividends on our ADSs generally will constitute income derived from non-U.S. sources and as “passive income” for U.S. foreign tax credit limitation purposes, although in certain special circumstances you might be required to treat dividends on our ADSs as “general income” for these purposes. If we are deemed by the PRC tax authorities to be a “resident enterprise” (as described above under the heading “People’s Republic of China Taxation”), we might be required to withhold and pay over to the PRC withholding tax on distributions that we make to you, in which case you may be able to claim a U.S. foreign tax credit for such taxes withheld, subject to the general limitations on the availability of the foreign tax credit in your circumstances. If, however, the PRC taxes are either imposed on us directly (and not as a withholding tax on distributions to you), or required to be withheld on distributions to us by our subsidiaries rather than on distributions from us to you, generally you would not be able to claim a foreign tax credit for such PRC taxes, although a U.S. domestic corporation that owns 10% or more of our outstanding voting stock may be eligible for an indirect tax credit for PRC enterprise tax that we are required to pay on our PRC taxable income, at the time we make distributions, provided other conditions are met. Additionally, if you are eligible for the benefits of the Treaty, you generally would be able to claim a foreign tax credit only for PRC tax withheld up to the maximum rate on dividends specified in the Treaty. As discussed above, the application of the relevant PRC tax laws is not clear, and as a result the availability of any U.S. foreign tax credit resulting from holding our ADSs is uncertain. The rules governing the availability of foreign tax credits are extremely complex and may vary based on your individual circumstances. You should consult your own adviser as to the availability of a foreign tax credit in your individual circumstances.

Sales and other dispositions of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” when you sell or otherwise dispose of our ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amounts realized on such sale or other disposition and your adjusted tax basis in our ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for our ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual U.S. Holder, under current law any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. Any gain or loss recognized generally will be treated as derived from U.S. sources for U.S. foreign tax credit limitation purposes; however, as discussed above under “People’s Republic of China Taxation,” if the PRC tax authorities were to assert that any gains recognized were subject to PRC tax and you were eligible for the benefits of the Treaty, such gains or losses might be resourced under the Treaty to the PRC, and as a result treated as derived from non-U.S. sources for U.S. foreign tax credit purposes. Please see above under “People’s Republic of China Taxation,” “Effect of Uncertainties Relating to PRC Taxation” and “Foreign Tax Credit Considerations” for further discussions of the uncertainties relating to PRC taxation and the effect of such uncertainty on U.S. Holders.

Passive Foreign Investment Company

Based on our use of the proceeds of our initial public offering and on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to become a PFIC for our taxable year ending December 31, 2012 or thereafter, although there can be no assurance in this regard.

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

You will be required to file Internal Revenue Service Form 8621 if you recognize gain on the sale of PFIC stock, receive a distribution from a PFIC, or make a QEF or mark-to-market election with respect to a PFIC. If we are classified as a PFIC, a U.S. Holder of our ADSs also may be required to file an annual information report even if such person did not recognize gain on the sale of such PFIC stock, receive a distribution from such PFIC, or make a QEF or mark-to-market election with respect to such PFIC. If we are a PFIC for any taxable year during which you hold our ADSs and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Medicare Contribution Tax on Unearned Income

Legislation enacted in 2010 requires certain U.S. Holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ADSs for taxable years beginning after December 31, 2012. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares or ADSs in your particular circumstances.

Non-U.S. Holders

If you beneficially own our ADSs and are not a United States person for U.S. federal income tax purposes (a “Non-U.S. Holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to ADSs unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your ADSs, such dividends are attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of ADSs, unless:

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

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term borrowings. As of December 31, 2011, we had a bank loan of RMB 70.0 million ($11.1 million) from China Construction Bank, the interest rate of which was fixed. The interest rates for all other short-term bank loans were subject to periodic adjustment in accordance with interest rates published by the People’s Bank of China. The basic interest rate is subject to adjustment by PBOC from time to time. The current basic interest rate published by PBOC is 6.56%. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We do not use any derivative financial instruments to manage interest rate risks.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 5.4% in 2011 compared with 2010.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.1%, 3.0% and 4.9% in 2009, 2010 and 2011, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2011, we received $231,750 (gross amount before tax) from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

We completed our initial public offering of 5,725,000 ordinary shares, in the form of 5,725,000 ADSs on June 16, 2010 at a price of $7.00 per ADS. The aggregate price of the initial public offering amount registered and sold was approximately $40.1 million, of which we received net proceeds, before expenses, of $37.3 million. Piper Jaffray & Co. was the underwriter for the initial public offering. As of December 31, 2011, we had used all the net proceeds to complete the construction of Phase III at our Daqing facility.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lucy Guo, one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Lucy Guo, see Item 6., “Directors, Senior Management and Employees — Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to all of our senior executive and financial officers. Our code of ethics is publicly available on our website (www.chinanewborun.com). We hereby undertake to provide to any person, without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO China Dahua CPA Co., Ltd. (formerly BDO China Li Xin Dahua Co., Ltd.) in 2010 and 2009 and BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firms, for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees	—	2,251,718	2,520,000	399,943
Audit-related fees	—	—	—	—
Tax fees	—	—	—	—
All other fees(1)	2,000,000	1,529,816	—	—

(1) All other fees means the aggregate fees rendered in connection with our initial public offering in 2010.

(2) All audit fees in 2010 were paid to BDO Dahua.

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

On June 30, 2011, we were notified that the personnel of Division Four of BDO China Dahua CPA Co. Ltd. (formerly BDO Li Xin Dahua CPA Co., Ltd.) (“BDO Dahua”) in Shenzhen, Guangdong, our previous independent registered accountant, would be joining BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”), another BDO international member firm headquartered in Shanghai, effective June 30, 2011. Accordingly, in order to retain our existing audit team and minimize disruption, we dismissed BDO Dahua and engaged BDO China Shu Lun Pan as our independent registered public accounting firm. This change does not disrupt or alter the composition of the existing audit team working with our company.

The audit reports of BDO Dahua regarding our financial statements as of and for the fiscal years ended December 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to dismiss BDO Dahua and engage BDO China Shu Lun Pan was approved by our Audit Committee on July 6, 2011.

During our two most recent fiscal years ended December 31, 2010 and 2009, and through the date of appointment of BDO China Shu Lun Pan as the independent registered public accounting firm, we did not consult with BDO China Shu Lun Pan regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by BDO China Shu Lun Pan on our financial statements. Neither a written report nor oral advice was provided by BDO China Shu Lun Pan to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue. We have not consulted with BDO China Shu Lun Pan regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined under this Item 16F.

In connection with the audits of our financial statements for the each of the fiscal years ended December 31, 2010 and 2009, and through the date of termination of BDO Dahua as our independent accountant, there were: (i) no disagreements between our company and BDO Dahua on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO Dahua, would have caused BDO Dahua to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no “reportable events” as defined under this Item 16F.

We have provided BDO Dahua a copy of the disclosures in the Current Report Form 6-K filed with the SEC dated July 6, 2011 and has requested that BDO Dahua furnish us with a letter addressed to the SEC stating whether or not BDO Dahua agrees with the statements disclosed in the Form 6-K. A copy of the letter dated July 6, 2011 furnished by BDO Dahua in response to that request is filed as Exhibit 16.1 to the Form 6-K dated July 6, 2011.

We also provided BDO China Shu Lun Pan a copy of the disclosures in the Current Report Form 6-K and provided BDO China Shu Lun Pan with the opportunity to furnish a letter addressed to the SEC containing any new information, clarification of our expression of our views, or the respects in which BDO China Shu Lun Pan does not agree with the statements made by us therein.

The appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as our independent auditor for the fiscal year ending December 31, 2011 was ratified, confirmed, approved and adopted in our Annual General Meeting held on December 29, 2011.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of the NYSE.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, dated on or about November 4, 2011, by and between Daqing Borun and the Agricultural Development Bank of China

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Counter Security Pledge Agreement, dated July 1, 2011, by and between Daqing Borun Biotechnology Co., Ltd. and the Zhong Lv Credit Guarantee Co., Ltd.

4.7	Counter-Guarantee (Mortgage) Agreement, dated July 1, 2011, by and between Daqing Born Biotechnology Co., Ltd., and the Zhong Lv Credit Guarangee Co., Ltd.

4.8	Commodity Financing Pledge Supervision Agreement, dated April 15, 2011, by and among Industrial & Commercial Bank of China Co., Ltd. Daqing Branch, Daqing Borun Biotechnology Co., Ltd. and China National Foreign Trade Transportation (Group) Heilongjiang Co., Ltd.

8.1	Subsidiaries of Registrant(1)

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.

15.2	Consent of BDO China Dahua CPA Co., Ltd.

(1) Previously filed with the Registrant’s registration statement on Form F-1 and F-1/A (File No. 333- 166312).

(2) Previously filed with the Registrant’s annual report on Form 20-F filed on March 16, 2011 (File No. 001-34754).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 6, 2012

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

Contents

Report of Independent Registered Public Accounting Firm
December 31, 2009, 2010 and 2011	F-2-F-3

Audited Consolidated Financial Statements
Consolidated Balance Sheets	F-4
Consolidated Statements of Income and Comprehensive Income	F-5
Consolidated Statements of Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8-F-26

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheet of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2011 and the related consolidated statement of income and comprehensive income, shareholders’ equity, and cash flows of the year then ended, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 6, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

China New Borun Corporation

Shandong, People’s Republic of China

We have audited the accompanying consolidated balance sheet of China New Borun Corporation as of December 31, 2010 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the two years ended December 31, 2010 and 2009, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China New Borun Corporation at December 31, 2010, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Dahua CPA Co., Ltd. (Formerly known as BDO China Li Xin Da Hua CPA Co., Ltd.)

Shenzhen, People’s Republic of China

March 16, 2011

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Assets
Cash	340,984,614	223,875,750	35,530,758
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	128,480,503	300,023,348	47,615,951
Inventories	96,942,787	86,205,820	13,681,509
Advance to suppliers	46,113,552	143,742,755	22,813,051
Other receivables	33,904,486	12,682,305	2,012,777
Prepaid expenses	1,313,568	3,957,293	628,052
Total current assets	647,739,510	770,487,271	122,282,098
Property, plant and equipment, net	1,035,304,235	1,127,381,307	178,923,853
Land use rights, net	58,733,967	57,583,427	9,138,921
Intangible assets, net	21,127,500	17,301,257	2,745,839
Total assets	1,762,905,212	1,972,753,262	313,090,711

Liabilities and Shareholders' Equity
Trade accounts payable	29,222,634	13,200,118	2,094,958
Accrued expenses and other payables	199,446,777	86,945,695	13,798,933
Income taxes payable	19,707,874	34,475,778	5,471,564
Short-term borrowings	498,000,000	508,700,000	80,734,498
Total current liabilities	746,377,285	643,321,591	102,099,953
Total liabilities	746,377,285	643,321,591	102,099,953

Commitments and Contingencies	—	—	—
Shareholders' equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,296,083
Retained earnings—appropriated	67,794,324	99,586,852	15,805,179
Retained earnings—unappropriated	480,808,808	762,010,754	120,936,811
Accumulated other comprehensive income (loss)	(382,988)	(473,718)	(73,040)
Total shareholders' equity	1,016,527,927	1,329,431,671	210,990,758
Total liabilities and shareholders' equity	1,762,905,212	1,972,753,262	313,090,711

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Revenues	1,060,493,812	1,713,924,878	2,685,223,409	426,165,057
Cost of goods sold	811,865,247	1,308,303,166	2,175,060,342	345,198,359

Gross profit	248,628,565	405,621,712	510,163,067	80,966,698

Operating expenses:
Selling	2,370,530	2,981,049	5,281,112	838,152
General and administrative	20,177,351	42,734,994	53,779,944	8,535,280

Total operating expenses	22,547,881	45,716,043	59,061,056	9,373,432

Operating income	226,080,684	359,905,669	451,102,011	71,593,266

Other (income) expenses:
Interest income	(362,507)	(646,231)	(1,169,183)	(185,558)
Interest expense	9,961,785	12,608,465	34,114,359	5,414,204
Others, net	(6,191,254)	254,366	(32,319)	(5,129)

Total other expense, net	3,408,024	12,216,600	32,912,857	5,223,517

Income before income taxes	222,672,660	347,689,069	418,189,154	66,369,749
Income tax expense	56,262,029	88,264,738	105,194,680	16,695,183

Net income	166,410,631	259,424,331	312,994,474	49,674,566

Other Comprehensive Income:
Foreign currency translation adjustment	(239,818)	(154,780)	(90,730)	(14,400)
Total Comprehensive Income	166,170,813	259,269,551	312,903,744	49,660,166
Participation in undistributed earnings by preference shareholders	(42,868,951)	(27,744,622)	—	—

Net income attributable to ordinary shareholders	123,541,680	231,679,709	312,994,474	49,674,566

Earnings per share:
Basic and Diluted	8.32	11.07	12.17	1.93

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	20,927,117	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in RMB unless otherwise stated)

	Class A Convertible Preference Share		Class B Convertible Preference Share		Class C Convertible Preference Share		Ordinary Share		Additional Paid-in Capital	Subscription Receivables	Appropriated Retained Earnings	Unappropriated Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2009	3,711.952	25	—	—	—	—	14,847,811	101,350	173,200,000	(101,375)	27,991,612	94,776,558	11,610	295,979,780
Capital contribution-ordinary shares shareholder	—	—	—	—	—	—	—	—	(94,313)	101,350	—	—	—	7,037
Capital contribution-preference shares shareholder	—	—	—	—	—	—	—	—	1,734	25	—	—	—	1,759
Issuance of preference shares	—	—	1,065.330	7	374.907	3	—	—	54,049,990	—	—	—	—	54,050,000
Net income	—	—	—	—	—	—	—	—	—	—	—	166,410,631	—	166,410,631
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	13,323,291	(13,323,291)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(239,818)	(239,818)
Balance as of December 31, 2009	3,711.952	25	1,065.330	7	374.907	3	14,847,811	101,350	227,157,411	—	41,314,903	247,863,898	(228,208)	516,209,389

Issuance of ordinary shares shareholder							5,725,000	39,078	241,009,909	—	—	—	—	241,048,987
Transfer of preference shares	(3,711.952)	(25)	(1,065.330)	(7)	(374.907)	(3)	5,152,189	35,168	(35,133)	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	259,424,331	—	259,424,331
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—		26,479,421	(26,479,421)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(154,780)	(154,780)
Balance as of December 31, 2010	—	—	—	—	—	—	25,725,000	175,596	468,132,187	—	67,794,324	480,808,808	(382,988)	1,016,527,927

Net income	—	—	—	—	—	—	—	—	—	—	—	312,994,474	—	312,994,474
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	—	31,792,528	(31,792,528)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(90,730)	(90,730)

Balance as of December 31, 2011	—	—	—	—	—	—	25,725,000	175,596	468,132,187	—	99,586,852	762,010,754	(473,718)	1,329,431,671

Balance as of December 31, 2011 ($) (unaudited)	—	—	—	—	—	—	25,725,000	25,725	74,296,083	—	15,805,179	120,936,811	(73,040)	210,990,758

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	166,410,631	259,424,331	312,994,474	49,674,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,849,605	46,108,118	83,808,331	13,301,010
Amortization expense	4,497,143	4,599,015	4,976,783	789,853
Loss (gain) from disposal of production equipment	(3,991,554)	—	—	—
Deferred income taxes	1,640,997	—	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(32,663,705)	(57,082,888)	(171,542,845)	(27,225,134)
Inventories	(13,815,364)	(47,857,728)	10,736,967	1,704,037
Prepaid expenses and other current assets	(9,123,426)	(71,194,527)	(79,050,747)	(12,545,946)
Trade accounts payable	13,840,970	(12,528,255)	(16,022,516)	(2,542,893)
Accrued expenses and other payables	17,885,628	83,175,504	14,672,516	2,328,638
Income tax payable	23,816,458	(10,308,927)	14,767,904	2,343,777
Amounts due to related party	(1,407,960)	—	—	—

Net cash provided by operating activities	190,939,423	194,334,643	175,340,867	27,827,908

Cash flows from investing activities:
Purchases of property, plant and equipment	(175,502,478)	(537,568,350)	(303,083,944)	(48,101,691)
Asset acquisition	(45,815,984)	—	—	—
Purchases of land use rights	—	(32,386,000)	—	—
Proceeds from sale of equipment and land use right	7,966,257	—	—	—

Net cash used in investing activities	(213,352,205)	(569,954,350)	(303,083,944)	(48,101,691)

Cash flows from financing activities:
Capital contribution	—	256,100,772	—	—
Receipt from subscription receivable	8,796	—	—	—
Proceeds from issuances of convertible preference shares	54,050,000	—	—	—
Short-term borrowings (payments), net	53,500,000	354,800,000	10,700,000	1,698,170

Net cash provided by financing activities	107,558,796	610,900,772	10,700,000	1,698,170

Effect of foreign currency exchange translation	(239,818)	(81,518)	(65,787)	(10,440)

Net increase (decrease) in cash	84,906,196	235,199,547	(117,108,864)	(18,586,053)
Cash—beginning of year	20,878,871	105,785,067	340,984,614	54,116,811

Cash—end of year	105,785,067	340,984,614	223,875,750	35,530,758

Supplemental disclosure of cash flow information:
Income taxes	56,262,029	98,573,665	90,426,776	14,351,406
Interest	9,961,785	12,608,465	34,114,359	5,414,204

Non-cash investing activities:

Accrued fixed asset purchases	7,697,900	81,865,371	37,639,864	5,973,728
Disposal of production equipment	(3,991,554)	—	—-	—

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation ("New Borun"), Golden Direction Limited ("Golden Direction"), China High Enterprises Limited ("China High"), Weifang Great Chemical, Inc. ("WGC"), Shandong Borun Industrial Co., Ltd. ("Shandong Borun") and Daqing Borun Biotechnology Co., Ltd ("Daqing Borun").  New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the "Company."

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

China High was incorporated in Hong Kong's Special Administrative Region on July 15, 2008.

WGC was established as a limited liability company on March 21, 2001 in China's Shandong Province under the laws of the People's Republic of China ("PRC"). For restructuring and reorganization purposes, pursuant to an equity interest acquisition agreement, China High acquired all of the equity interests of WGC on September 30, 2008.

In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the "Restructuring"). Shandong Borun was set up in the city of Shouguang in China's Shandong Province by Mr. Jinmiao Wang ("Mr. Wang") and his family members (collectively the "Wang Family") on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification (“ASC”) 805-50-15-6, "Business Combinations."

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with ASC 805, Business Combinations. Anxin Tongwei began production of edible alcohol in 2005; however, due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees or revenue. Accordingly, under Emerging Issues Task Force ("EITF") 98-3, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business and, as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately RMB110million ($17.5 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner's "dry" method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd..

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

1.    Description of business (Continued)

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-6, "Business Combinations."  Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed ("DDGS Feed"), corn germ, liquid carbon dioxide and crude corn oil in the PRC.

2.    Summary of significant accounting policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company's financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's reporting currency. The functional currency of the Company's subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company's subsidiaries in the PRC is RMB.

In accordance with ASC 830, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from U.S.dollar into RMB are recorded in shareholders' equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts (Unaudited)

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB6.3009 to one Dollar ($), which is published by the People's Bank of China on December 31, 2011. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at the Company's warehouse.

Revenues presented on the consolidated statements of operations and comprehensive income are net of sales taxes.

Cost of Goods Sold

The Company's cost of goods sold includes product costs, shipping and handling costs, and costs related to inventory adjustments from time to time. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2009, 2010 and 2011.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2009, 2010 and 2011.

Shipping and Handling Costs

The Company records all charges for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

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

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected in the consolidated statements of income.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under ASC 350-30, General Intangibles Other Than Goodwill. The current production license for use in the production and distribution of edible alcohol renewed in October 2011with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company's historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 5.7 years to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

Impairment of Long-Lived Assets

The Company, in accordance with ASC 360, Property, Plant and Equipment, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2009, 2010 and 2011.

Retirement and Other Postretirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company accounts for the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation—Retirement Benefits.

The total amounts for such employee benefits which were expensed were RMB2,016,583, RMB6,242,539 and RMB10,533,795 ($1,671,792) for the years ended December 31, 2009, 2010 and 2011, respectively.

Appropriated Retained Earnings

The income of the Company's PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary's Articles of Association. As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity's registered capital. The annual appropriations of reserves of WGC, Shandong Borun and Daqing Borun are 10%, 10% and 10%, respectively, of the net profit after taxation. For the years ended December 31, 2009, 2010 and 2011, the Company made transfers to this reserve fund in the amounts of RMB13,323,291, RMB26,479,421 and RMB31,792,528($5,045,712) , respectively.

Dividends

The Company provides discretionary dividend payments based on the Company's Board of Director's approval. The Board of Director's of the Company had not approved any dividend payment as of December 31,2009, 2010 and 2011 .

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

The Company follows ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Earning per share

Earnings per share is calculated in accordance with ASC 260, "Earnings Per Share." Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Two-Class Method prescribed under EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128," is used to calculate earnings per share data for preference shares that are participating securities. The preference shareholders participate in undistributed earnings with ordinary shareholders. The preference shareholder is entitled to receive dividends, when declared, on a basis equivalent to holders of ordinary shares. The holder is also entitled to undistributed earnings proportionate to its ownership interest. Undistributed earnings for a period are allocated to the preference shareholder based on its contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

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

	Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Net income	166,410,631	259,424,331	312,994,474	49,674,566

Undistributed earnings available to ordinary and preference shareholders	166,410,631	259,424,331	312,994,474	49,674,566
Participation in undistributed earnings by preference shareholder	(42,868,951)	(27,744,622)	—	—

Undistributed earnings available to ordinary shareholder	123,541,680	231,679,709	312,994,474	49,674,566

Numerator:
Numerator for basic and diluted earnings per share	123,541,680	231,679,709	312,994,474	$49,674,566

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	14,847,811	20,927,117	25,725,000	25,725,000

Earnings per share:
Basic and diluted	8.32	11.07	12.17	$1.93

Upon the Company completed its initial public offering (the "IPO") on June 11, 2010, the Company has no preference shares since all of the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares.

Concentrations of Credit Risk and Risk Factors

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Revenues—Substantially all of the Company's revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, corn germ, liquid carbon dioxide and crude corn oil in PRC. Any significant decline in market acceptance of the Company's products or in the financial condition of our existing customers could impair our ability to operate effectively.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which is a new guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning January 1, 2012. Currently, the Company evaluated the effect of ASU 2011-05 on its financial statements and has concluded that it would have no material impact on the Company's consolidated financial statements.

ASU 2011-05 was modified by the issuance of ASU 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 in December 2011, which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company believes that its adoption of ASU 2011-12 will not have any material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)”, which provided clarifications for Topic 820 and also included instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurement has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP, and is effective during interim and annual periods beginning after December 15, 2011 for public entities. Early application by public entities is not permitted, and the adoption of ASU 2011-04 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

In December 2011, the FASB issued ASU 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its consolidated financial statements.

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

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

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

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has not adopted ASC 820 for nonfinancial assets and nonfinancial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities did not have any impact on the Company's consolidated financial statements and the Company does not expect to have any impact on the Company's consolidated financial statements if ASC 820 for nonfinancial assets and liabilities is adopted.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable , accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable ,accrued expenses and other payables approximate their fair value due to the short-term maturities of these instruments.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

4.     Trade accounts receivable, net

Trade accounts receivable at end of years presented consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Trade accounts receivable	128,480,503	300,023,348	$47,615,951
Less: Allowance for doubtful accounts	—	—	—
Trade accounts receivable, net	128,480,503	300,023,348	$47,615,951

As of December 31,2011, trade accounts receivables of RMB29,196,300 ($4,633,671 ) were pledged as collateral for bank loans.

5.     Inventories

Inventories consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Raw materials	77,051,711	64,898,313	$10,299,848
Work-in-process	3,322,509	815,487	129,424
Finished goods	16,568,567	20,492,020	3,252,237
Total inventories	96,942,787	86,205,820	$13,681,509

The Company did not have any inventory reserve as of December 31, 2010 and 2011.As of December 31,2011, certain raw materials with an aggregate carrying value of RMB35,389,200($5,616,531) were pledged as collateral for bank loans.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

6.     Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Buildings and improvements	166,593,566	365,052,501	$57,936,565
Machinery	408,208,210	812,517,546	128,952,617
Office equipment and furnishing	1,420,720	1,406,173	223,170
Motor vehicles	4,151,519	4,650,975	738,144
Construction in progress	551,444,472	124,076,695	19,691,901
Total	1,131,818,487	1,307,703,890	207,542,397
Accumulated depreciation	(96,514,252)	(180,322,583)	(28,618,544)
Property, plant, and equipment, net	1,035,304,235	1,127,381,307	$178,923,853

Certain buildings with an aggregate carrying value of RMB8,454,748 ($1,341,832) and certain equipment with an aggregate carrying value of RMB46,339,787($7,354,471) were pledged as collateral for bank loans as of December 31, 2011.

The depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were RMB23,849,605 , RMB46,108,118 and RMB 83,808,331($13,301,010), respectively.

7.     Land use rights, net

Land use rights consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Land use right	60,630,886	60,630,886	$9,622,576
Accumulated amortization	(1,896,919)	(3,047,459)	(483,655)
Land use rights, net	58,733,967	57,583,427	$9,138,921

As of December 31, 2011, certain land use rights with an aggregate carrying value of RMB14,570,866($2,312,506) were pledged as collateral for short-term bank loans.

The amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB670,900, RMB772,772 and RMB1,150,540 ($182,599), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

7.     Land use rights, net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2012	1,210,695
2013	1,210,695
2014	1,210,695
2015	1,210,695
2016	1,210,695
Thereafter	51,529,952
Total	57,583,427

8.     Intangible assets, net

Intangible assets consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Production license	28,779,986	28,779,986	$4,567,599
Accumulated amortization	(7,652,486)	(11,478,729)	(1,821,760)
Intangible assets, net	21,127,500	17,301,257	$2,745,839

The amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB3,826,243, RMB3,826,243 and RMB3,826,243 ($607,254), respectively.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2012	3,826,243
2013	3,826,243
2014	3,826,243
2015	3,826,243
2016	1,996,285
Total	17,301,257

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

9.  Short-term borrowings

Short-term borrowings consisted of the following:

	2010		2011
	Rate	Bal.	Rate	Bal.	Bal.
		(RMB)		(RMB)	($)
Shandong Borun
From Financial institutions

Industrial & Commercial Bank of China	5.31-6.672%	103,500,000	6.10%	28,000,000	4,443,810
Agricultural Bank of China	5.31-6.90%	139,500,000	5.81-6.90%	163,200,000	25,901,061

Sub-total		243,000,000	-	191,200,000	30,344,871

Daqing Borun:
From Financial institutions

Longjiang Commercial Bank	6.63-7.23%	95,000,000	8.53-9.18%	95,000,000	15,077,211

China Construction Bank	5.56%	30,000,000	6.06%	70,000,000	11,109,524
Agricultural Development Bank of China	5.31-5.56%	130,000,000	6.31-6.56%	132,500,000	21,028,742
Industrial &Commercial Bank of China	-	-	6.94%	20,000,000	3,174,150

Sub-total		255,000,000		317,500,000	50,389,627

Total		498,000,000		508,700,000	80,734,498

As of December 31, 2011, a short-term bank loan of RMB10,000,000 ($1,587,075) from Agricultural Development Bank of China were secured by the Company's equipment with total carrying value of RMB46,339,787 ($7,354,471). A short-term bank loan of RMB70,000,000($11,109,524) from Agricultural Development Bank of China and a short-term loan of RMB30,000,000($4,761,225) from Longjiang Commercial Bank were secured by third-party guarantors, pursuant to these loan agreements, the Company granted security interest in its buildings and land-use rights to the third-party guarantors with total carrying values of RMB8,454,748 ($1,341,832) and RMB14,570,866 ($2,312,506) , respectively. The remaining short term loans from Agricultural Development Bank of China amounting to RMB52,500,000($8,332,143) were credit loan and all the short- term loans of RMB132,500,000($21,028,742) from Agricultural Development Bank of China were secured by the Chief Executive Officer, Mr. Jinmiao Wang simultaneously. A short- term bank loan of RMB28,000,000($4,443,810) from Industrial & Commercial Bank of China were secured by the Company's accounts receivables amount to RMB29,196,300 ($4,633,671 ). A short -term bank loan of RMB20,000,000($3,174,150) from Industrial & Commercial Bank of China were secured by the raw materials amount to RMB35,389,200($5,616,531). A short-term bank loan of RMB65,000,000($10,315,987) from Longjiang Bank and a short-term loan of RMB70,000,000($11,109,524 ) from China Construction Bank were secured by the Company’s subsidiary Shandong Borun Industry Co.,Ltd. The remaining short-term bank borrowings of RMB163,200,000($25,901,062) were secured by third party guarantees.

Except of interest rate for short-term bank loan of RMB70,000,000 ($11,109,524 ) from China Construction Bank is fixed, interest rates for all other short-term bank loans are subject to be adjusted periodically in accordance with interest rate published by the People’s Bank of China

All of the above short-term loans are fixed term loans with a period of 12 months or less. Interest is payable on a monthly or quarterly basis. All short-term loans mature at various dates within one year. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Company has traditionally and successfully negotiated the renewal of certain facilities shortly before they mature.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

10.  Accrued expenses and other payables

Accrued expenses consisted of the following:

	2010	2011	2011
	(RMB)	(RMB)	(Unaudited) ($)
Payroll and welfare payable	8,093,318	13,256,796	$2,103,953
VAT and other tax payables	27,531,976	29,906,387	4,746,368
Other payables and accruals	4,282,981	6,142,648	974,884
Purchase fixed assets payables	159,538,502	37,639,864	5,973,728
Total	199,446,777	86,945,695	$13,798,933

11.  Shareholders' equity

For the purpose of reorganization ("Reorganization"), the Company consummated a series share exchange agreements in the first quarter of 2010. Effective as of March 15, 2010, New Borun consummated a share exchange agreement with Golden Direction Limited whereby New Borun acquired 100% of the voting capital stock of Golden Direction in exchange for the issuance by New Borun to King River Holding Limited ("King River"), a British Virgin Islands company which is 100% controlled and owned by Mrs. Shan Junqin, a member of the Wang Family, of 14,847,810 additional ordinary shares. As of the date of that agreement Golden Direction (1) became a wholly owned subsidiary of New Borun and (2) holds approximately 74.24% of the voting capital stock of China High.

Effective as of February 28, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. All the exiting preference shareholders of China High exchanged all their respective shares of China High for shares of the Company. The rights of the preference shares issued by the Company are the same as those originally issued by China High. Pursuant to the exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of the IPO, to one of China High's private equity investors, Star Elite Enterprises Limited, or Star Elite, a British Virgin Islands company, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of IPO, to one of China High's private equity investors, Earnstar Holding Limited, or Earnstar, a British Virgin Islands company and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of IPO, to one of China High's private equity investors, TDR Advisors Inc., or TDR, a British Virgin Islands company. Upon the consummation of this exchange, Golden Direction continues to be a wholly-owned subsidiary of New Borun and China High became a wholly owned subsidiary of Golden Direction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

11.  Shareholders' equity (Continued)

All share and per share data before December 31, 2009, the effective date of the Company's reorganization, are presented to give retroactive effect to the reorganization described above.

On June 11, 2010, the Company completed its IPO and issued 5,725,000 American Depositary Shares ("ADSs"), representing 5,725,000 ordinary shares. Meanwhile, the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares. As of December 31, 2011, the total ordinary shares of the Company were 25,725,000.

Convertible preference share.  On or about October 10, 2008, China High issued 2,000 Class A convertible preference share ("SEE Preference A Share") to Star Elite with a par value of RMB0.88 in exchange for RMB1,759 preference share subscription receivable and RMB70,000,000 cash. The terms of the SEE Preference A Share are as follows:

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

On or about June 12, 2009, China High authorized and issued 563 Class B convertible preference share ("Earnstar Preference Share") to Earnstar with par value RMB0.88 in exchange for RMB40,000,000 cash. On September 22, 2009, China High authorized and issued an additional 202 Class C convertible preference share ("TDR Preference Share") to TDR in exchange for RMB14,050,000 cash. An additional 11 Earnstar Preference Shares was authorized and issued to Earnstar in no consideration as result of anti-dilution. The Class B convertible preference share and Class C convertible preference share have the same terms as Class A convertible preference share with exception to minimum net income requirement whereas such requirement threshold is different.

The Company recognized a beneficial conversion feature discount on the Class A convertible preference share at its intrinsic value, which was the fair value of the ordinary share at the commitment date for the Class A convertible preference share investment, less the effective conversion price but limited to the RMB70,000,000 of proceeds received from the sale in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company recognized RMB42,000,000 beneficial conversion feature as an increase in additional paid-in capital in the accompanying consolidated balance sheets on the date of issuance of the Class A convertible preference share since these shares were convertible to ordinary share at the issuance date. The fair value of the Company's Class A convertible preference share, Class B convertible preference share and Class C convertible preference share was valued by an independent valuation firm. Based on the fair value valuation performed, the fair value of Class A convertible preference share was approximately RMB56,000 per share and was issued at RMB35,000 per share at the date of issuance. The approximated fair value for Class B convertible preference share and Class C convertible preference share was approximately RMB71,000 and RMB69,000, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

11.  Shareholders' equity (Continued)

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

Upon the Company completed its initial public offering (the "IPO") on June 11, 2010, the Company has no preference shares since all of the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares.

12.  Restricted net assets

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A wholly owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WGC was established as a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shandong Borun and Daqing Borun were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company's PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB145,618,626 and RMB177,411,154($28,156,478) as of December 31, 2010 and 2011 respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

13.  Income taxes

New Borun incorporated in Cayman Islands and Golden Direction incorporated in the British Virgin Islands are at statutory tax rate of nil, China High was incorporated in Hong Kong's Special Administrative Region is at statutory tax rate of 16.5%.Shandong Borun and Daqing Borun are PRC operating companies and are subject to PRC Enterprise Income Tax.  Pursuant to the PRC Enterprise Income Tax Law, Enterprise Income Tax is generally imposed at a statutory rate of 25%.

The following table represents the Company's effective tax rate reconciliation for the periods presented:

	Year Ended December 31,
	2009	2010	2011
Statutory tax rate	25%	25%	25%
Expenses not deductible	0.27%	0.39%	0.15%
Income not subject to tax	—	—	—
Effective tax rate	25.27%	25.39%	25.15%

The provision for income taxes consists of taxes on income from operations plus changes in deferred taxes for the periods presented:

	Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(Unaudited) ($)
Current tax expenses	54,621,032	88,264,738	105,194,680	$16,695,183
Deferred tax benefits	1,640,997	—	—	—

Income tax expense	56,262,029	88,264,738	105,194,680	$16,695,183

Pursuant to PRC Enterprise Income Tax Law (“EIT”), the PRC subsidiaries of China New Borun is obligated to withhold income tax on dividends paid-out to the U.S. entity, a foreign entity, and non-resident, for earnings retained after January 1, 2008. As the PRC subsidiaries are wholly or majority owned by the U.S. holding entity, the Company anticipates no cash dividends in the foreseeable futures, and all earnings will be used to re-invest in the PRC subsidiaries. Accordingly, no withholding income tax was accrued.

The Company has adopted ASC Topic 740-10-05, Income Taxes. To date, the adoption of this interpretation has not impacted the Company’s financial position, results of operations, or cash flows. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2011, management considered that the Company had no uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

14.  Commitments and contingencies

As of December 31, 2010 and 2011, capital commitment for purchase of property, plant and equipment were RMB25,120,000 and RMB10,500,702($1,666,540) respectively.

The Company did not have any significant lease commitment as of December 31, 2010 and 2011.

As of December 31, 2010 and 2011, purchase obligations for corn were RMB 535,310,000 and RMB 841,465,000($133,546,795), respectively.

As of December 31, 2011, the Company was not any party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

As of December 31, 2011, the Company guaranteed the short-term bank loans amount to RMB406,200,000 ($64,466,981) for third parties as a guarantor, thereinto, the Company guaranteed the granaries’ bank loans amounting to RMB304,200,000($48,278,817) , the remaining bank loans was guaranteed for the reciprocal guarantors.

