Form 20-F
period 2012-12-31
CHINA NEW BORUN Corp
filed 2013-04-24
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2012

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

CHINA NEW BORUN CORPORATION

TABLE OF CONTENTS

INTRODUCTION		4
FORWARD-LOOKING STATEMENTS		5

PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	7
	A. Selected Financial Data	7
	B. Capitalization and Indebtedness	9
	C. Reasons for the Offer and Use of Proceeds	10
	D. Risk Factors	10
ITEM 4.	INFORMATION ON THE COMPANY	44
	A. History and Development of the Company	44
	B. Business Overview	51
	C. Organizational Structure	80
	D. Property, Plant and Equipment	80
ITEM 4A.	UNRESOLVED STAFF COMMENTS	80
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	80
	A. Operating Results	80
	B. Liquidity and Capital Resources	98
	C. Research and Development	102
	D. Trend Information	102
	E. Off-Balance Sheet Commitments and Arrangements	102
	F. Tabular Disclosure of Contractual Obligations	103
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	103
	A. Directors and Senior Management	103
	B. Compensation	106
	C. Board Practices	107
	D. Employees	110
	E. Share Ownership	110
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	111
	A. Major Shareholders	111
	B. Related Party Transactions	112
	C. Interests of Experts and Counsel	115
ITEM 8.	FINANCIAL INFORMATION	116
	A. Consolidated Statements and Other Financial Information	116
	B. Significant Changes	117
ITEM 9.	THE OFFER AND LISTING	117
	A. Offering and listing details	117
	B. Plan of Distribution	118
	C. Markets	118

	D. Selling Shareholders	118
	E. Dilution	118
	F. Expenses of the Issue	118
ITEM 10.	ADDITIONAL INFORMATION	119
	A. Share capital	119
	B. Memorandum and Articles of Association	119
	C. Material Contracts	119
	D. Exchange Controls	120
	E. Taxation	120
	F. Dividends and Paying Agents	129
	G. Statement by Experts	129
	H. Documents on Display	129
	I. Subsidiaries Information	129
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	130
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	131

PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	133
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	133
ITEM 15.	CONTROLS AND PROCEDURES	133
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	134
ITEM 16B.	CODE OF ETHICS	134
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	135
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	135
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	135
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	135
ITEM 16G.	CORPORATE GOVERNANCE	137

PART III.
ITEM 17.	FINANCIAL STATEMENTS	137
ITEM 18.	FINANCIAL STATEMENTS	137
ITEM 19.	EXHIBITS	137

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EX-1.1	AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-1.2	CERTIFICATE OF INCORPORATION OF CHINA NEW BORUN CORPORATION
EX-2.1	FORM OF AMERICAN DEPOSITARY RECEIPT
EX-2.2	SPECIMEN CERTIFICATE FOR ORDINARY SHARES

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED DECEMBER 20, 2012, BY AND BETWEEN DAQING BRANCH OF AGRICULTURAL DEVELOPMENT BANK OF CHINA AND DAQING BORUN
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4-6	MORTGAGE (COUNTER SECURITY CONTRACT), DATED SEPTEMBER 11, 2012, BY AND BETWEEN CHINA PROSPEROUS COOPERATED & SOLIDARIZED FINANCING GUARANTEE CO. LTD. AND DAQING BORUN
EX-4-7	GUARANTY CONTRACT (COUNTER SECURITY), DATED SEPTEMBER 13, 2012, BY AND BETWEEN HEILONGJIANG ZEYU FINANCING AND SECURITY CO., LTD AND SHANDONG BORUN
EX-4-8	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED SEPTEMBER 14, 2012, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO. LTD. AND DAQING BORUN
EX-4-9	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED SEPTEMBER 14, 2012, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO., LTD. AND DAQING BORUN
EX-4-10	COMMODITY FINANCING PLEDGE SUPERVISION AGREEMENT, DATED OCTOBER 10, 2012, BY AND AMONG DAQING BRANCH OF INDUSTRIAL AND COMMERCIAL BANK OF CHINA, CHINA NATIONAL FOREIGN TRADE TRANSPORTATION (GROUP) DALIAN AND DAQING BORUN
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-15.1	Consent of BDO CHINA Shu Lun Pan Certified Public Accountants LLP

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“BDO” is to our independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP;

•	“CAGR” is to compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“NYSE” is to the New York Stock Exchange;

•	“ordinary shares” are to our ordinary shares, par value $0.001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“$” and “U.S. dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our Company,” “our” and “New Borun” are to China New Borun Corporation and its consolidated subsidiaries.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We completed our initial public offering of 5,725,000 ADSs on June 16, 2010. Our ADSs are listed on the NYSE, under the symbol “BORN.”

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.2855 to $1.00 as published by the People’s Bank of China on December 31, 2012. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

The following audited consolidated statements of operations data for each of the years ended December 31, 2010, 2011 and 2012, and the audited balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statement of Operations Data:

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	$
Revenues	615,881,195	1,060,493,812	1,713,924,878	2,685,223,409	2,587,441,751	411,652,494
Cost of goods sold	493,847,780	811,865,247	1,308,303,166	2,175,060,342	2,240,600,096	356,471,259
Gross profit	122,033,415	248,628,565	405,621,712	510,163,067	346,841,655	55,181,235
Selling, general and administrative expenses	12,928,345	22,547,881	45,716,043	59,061,056	54,412,264	8,656,792
Operating income	109,105,070	226,080,684	359,905,669	451,102,011	292,429,391	46,524,443
Other expenses	5,333,952	3,408,024	12,216,600	32,912,857	41,560,786	6,612,169
Income before income taxes	103,771,118	222,672,660	347,689,069	418,189,154	250,868,605	39,912,274

Income tax expense	26,640,990	56,262,029	88,264,738	105,194,680	62,717,151	9,978,069

Net income	77,130,128	166,410,631	259,424,331	312,994,474	188,151,454	29,934,205
Amortization of preference share discount	(42,000,000)	—	—	—	—	—
Participation in undistributed earnings by preference shareholders	(7,026,026)	(42,868,951)	(27,744,622)	—	—	—
Net income attributable to ordinary shareholders	28,104,102	123,541,680	231,679,709	312,994,474	188,151,454	29,934,205

Earnings per share(1)
Basic and diluted	1.89	8.32	11.07	12.17	7.31	1.16

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	14,847,811	20,927,117	25,725,000	25,725,000	25,725,000

(1)	All share and per share data have been presented to give retrospective effect to our reorganization as described in Item 4.A., “Information on the Company — History and Development of the Company.” For the purpose of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented and assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares.

Selected Consolidated Balance Sheet Data:

	December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	104,986,070	251,807,507	647,739,510	770,487,271	1,235,502,613	196,563,935
Total assets	476,114,001	765,860,621	1,762,905,212	1,972,753,262	2,442,992,664	388,671,174
Total liabilities	180,134,221	249,651,232	746,377,285	643,321,591	925,409,639	147,229,280
Total shareholders’ equity	295,979,780	516,209,389	1,016,527,927	1,329,431,671	1,517,583,025	241,441,894

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.2855 to USD 1.00 as published by the People’s Bank of China on December 31, 2012. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.2415 to $1.00 as of April 22, 2013.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2008	6.8346	6.9267	7.1853	6.8183
2009	6.8282	6.8317	6.8420	6.8272
2010	6.6227	6.7668	6.8280	6.6227
2011	6.3009	6.4445	6.5891	6.3009
2012	6.2855	6.3108	6.3449	6.2787
Most recent six months
October 2012	6.3002	6.3144	6.3449	6.2992
November 2012	6.2892	6.2953	6.3082	6.2852
December 2012	6.2855	6.2900	6.2949	6.2855
January 2013	6.2795	6.2787	6.2897	6.2691
February 2013	6.2779	6.2845	6.2898	6.2779
March 2013	6.2689	6.2743	6.2822	6.2689
April 2013 (through April 22)	6.2415	6.2516	6.2674	6.2342

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: the People’s Bank of China Statistical Release

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Historically, edible alcohol production capacity has exceeded actual market demand. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the suspension in approvals for new corn deep-processing production projects in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government began to approve new production capacities or there is no, or little, growth in demand for edible alcohol as we have expected, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

Currently, the purchase orders from customers are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, could materially and adversely affect our business, financial condition and results of operations.

Although we were able to operate at full capacity from 2007 to 2011, in the fourth quarter of 2012, the industry faced headwind from a ban on serving high-end baijiu at official banquets and consumers’ concerns caused by media reports that claims to have found traces of plasticizers in bottled baijiu, which caused a sales decline for baijiu and softened the demand for edible alcohol. As a result, we did not fully utilize our capacity and reached approximately 86.2% of the total capacity in 2012. We did not sign pre-sale contracts for edible alcohol for 2013. If the demand for edible alcohol does not increase at a pace as we expected or at all, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial conditions and results of operations.

Our inability to expand or to manage the expansion of our production capacity and growth could materially adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

We plan to continue to expand our production capacity. However, we may be unsuccessful in the timely or cost-efficient expansion of our production capacity. This project and others may not be constructed on the anticipated timetable or within budget. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

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

Rising prices of our raw materials could yield lower margins if we are unable to pass such rising prices on to our customers, which could reduce our profitability and have a material adverse effect on our business.

The key raw materials used in the production of our products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass most of the rising costs on to our customers depends on a variety of factors, including but not limited to corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs, fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. In addition, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected. For more information, see discussion in the following risk factor.

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

If we experience a shortage in the supply of corn in the future, irrespective of quality, our production capacities and results of operations would be materially and adversely affected. We purchased 300,000 tons of corn directly from local farmers during the harvest seasons in 2013. In addition to that, we also plan to source approximately 200,000 tons of corn through framework agreements with local granaries in Heilongjiang Province (where we believe corn prices are the lowest in Northeastern China). According to such framework agreements, we engage the granaries to purchase corn from local farmers in order to satisfy corn requirements of our Shouguang and Daqing facilities during the non-harvest season in 2013. The granaries also store the corn for us and obtain loans from the Agricultural Development Bank (“ADB”), to carry out the purchase of corn on our behalf (see Item 4.B, “Information on the Company — Business Overview — Our Competitive Strengths - Corn Sourcing Arrangements”). If we lose any of these significant sources of corn through crop failure or through the failure by the granaries or the ADB to abide by the material terms of our sourcing arrangements, we would be required to purchase corn at less favorable prices which could adversely affect our profit margins. Also, there is no guarantee that we will realize savings through our sourcing arrangements since the price of corn from the granaries will include but not limit to their interest on the bank loans to ADB and other charges by the granaries like shipping costs and handling fee. If the framework agreements are not executed for whatever reason or we otherwise require additional or alternative sources of corn, we may have difficulty finding such sources on satisfactory terms in a timely manner, or at all, which could cause us not to operate at full capacity. Identifying and accessing additional or alternative sources may increase our costs and extended lack of raw materials will reduce production capacity which would have a materially adverse effect on our financial performance.

We rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with six suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

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

In addition, the Chinese government has suspended in principle approving applications for building new corn deep-processing projects. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

A new permit system established in 2005 requires all existing and new power-generating, dispatching and supplying companies to obtain permits from the State Electricity Regulatory Commission. The State Electricity Regulatory Commission has been in the process of implementing the new permit system. By the end of 2008, the State Electricity Regulatory Commission had issued 6,170 power-generating permits. We believe we are to date in compliance with the relevant permit regulations, which required all of our plants to apply for power generation permits no later than August 31, 2008. We have submitted applications for power generation permits for all our existing coal-fired power projects, but have not yet received the permits. The granting of a power generation permit for an existing power generation project is a time-consuming and complicated process, which may in some instances require retroactive application of existing laws and regulations to existing projects that were constructed many years ago. As a result, we may not be able to successfully obtain power generation permits for our coal-fired power-generating systems. A failure to obtain a power generation permit may have a material adverse effect on our business operations, including the forfeiture of income and the imposition of fines.

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

Our business depends on the availability of rail, road and boat distribution infrastructure for the delivery of raw materials and for the delivery of our products to our customers. Any disruptions in this infrastructure network, whether caused by earthquakes, storms, other natural disasters or human error or malfeasance, could materially impact our business. Therefore, any unexpected delay in transportation of our raw materials or in the delivery of our products to our customers could result in significant disruption to our operations, including the closure of our facilities. Specifically, we have not received permits for the transportation of dangerous substances using rail lines. If we are not able to obtain such permits in time, we may not be able to find sufficient alternative methods of transport for products from our Daqing facility in a timely manner. We will also rely upon others to maintain rail lines and roads from our production facilities to national rail, road and shipping networks, and any failure on their part to maintain such transportation systems could impede the delivery of our raw materials to us and our products to our customers, impose additional costs on us or otherwise cause our business, results of operations and financial condition to suffer.

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

Although during the years ended December 31, 2010, 2011 and 2012, there was no single customer from which we generated more than 10% of total sales for any of our products, we do rely on our relationships with certain customers, mainly baijiu distilleries. Additionally, during the years ended December 31, 2010, 2011 and 2012, aggregate sales to our five largest customers represented 16.6%, 17.4% and 23% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew our agreements to supply our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

We may undertake acquisitions or invest in new products which may distract our management, may not result in the benefits we had anticipated and may have unknown risks and liabilities associated with them .

Our growth strategy may involve acquisition or creation of strategic alliances in the edible alcohol production business and investment in new products. For example, our recent investment in the new foam insulation and chlorinated polyethylene (‘‘CPE’') manufacturing plant will provide an annual production capacity of 80,000 cubic meters of foam insulation products and 25,000 tons of CPE products. The acquisitions or investment in new products could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, acquisitions or investment in new products may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions or investment in new products may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions or investment in new products and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business .

We will continue to incur increased costs as a result of being a public company, which will adversely impact our results of operations.

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, the Jobs Act of 2012, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed additional requirements on corporate governance practices of public companies. As we expected, these rules and regulations have increased our legal and financial compliance costs and to have made some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors to our board and adopted policies regarding internal controls and disclosure controls and procedures. See also the risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis has persisted through 2009, 2010 and 2011, and in 2012, China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. The corn-based edible alcohol industry may be sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of corn-based edible alcohol purchases which could materially and adversely affect our business, financial condition and results of operations.

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

One shareholder, King River Holding Limited, or King River, beneficially owns 55.6%  of our outstanding equity interests as of the date of this annual report. Accordingly, King River has significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership in our ordinary shares by King River will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Covenants in certain PRC loan agreements or indenture entered into by Shandong Borun Industrial Co., Ltd, or Shandong Borun, or Daqing Borun restrict our ability to engage in or enter into a variety of transactions, which may cause disruption in our business operations and have a material adverse effect on our business operations.

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

As of December 31, 2012, a short-term bank loan of RMB10,000,000 ($1,590,963) from Agricultural Development Bank of China and a short-term bank loan of RMB20,000,000 ($3,181,927) from Industrial & Commercial Bank of China which were secured by our equipment and raw material with total carrying value of RMB70,739,729 ($11,254,431) and RMB38,160,000 ($6,071,116), respectively. Two short-term bank loans in aggregation amount of RMB120,000,000 ($19,091,560) from Agricultural Development Bank of China which were guaranteed by third party guarantor and our Chief Executive Officer Mr. Jinmiao Wang simultaneously. Pursuant to the guarantee agreements, we granted equity interests of Daqing Borun, security interests in our buildings and land-use rights and raw materials to the third party guarantor with total carrying values of RMB29,815,366 ($4,743,515), RMB3,674,935 ($584,669), and RMB13,356,000 ($2,124,891), respectively. These short-term bank loans are for our working capital needs.

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

Shandong Borun issued private placement bonds in January 2013 with an interest rate of 9.3%. The proceeds of the bonds will be used for working capital purpose. The indenture of the bonds contains additional covenants that may limit our discretion in operating the business of our operating subsidiaries, including:

Where there is default or expected default in the repayment of principal or interests of the bonds, the Company will

•	Not distribute dividends to shareholders;

•	Temporarily halt material investments, mergers & acquisitions and other capital expenditures;

•	Reduce compensation and bonuses of executive directors and management of the Company

Our operating results for a particular period could fall below our expectations or the expectations of investors or research analysts, resulting in a decrease in the price of our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the recent slowdown in China’s economic growth caused in part by the prolonged global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Further, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to U.S. domestic issuers .

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

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.0% during the nine months ended September 30, 2008 as compared to the year ended December 31, 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product as measured against the same period of the previous year decreased to 7.1% in the first half of 2009, down from 10.4% in the first half of 2008. Beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. In 2010, the PBOC increased the statutory reserve ratio and interest rate in response to rapid domestic growth. However, the PBOC has begun to decrease the statutory reserve ratio since November 2011 and to decrease the interest rate since June 2012, which may have a negative impact on the stability of China’s economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

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

We may become subject to People’s Republic of China taxation on our worldwide income, which could result in a material adverse effect on our financial results and might result in you becoming subject to withholding taxes on any dividends we may declare .

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents,” generally referred to as Circular 75, effective as of November 1, 2005 and its implementation rules. The policy announced in this notice requires PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. In addition, any PRC resident that is a shareholder of an SPV is required to amend its SAFE registration within 30 days after any major change in the share capital of the offshore special purpose company without any roundtrip investment being made, such as any increase or decrease of capital, stock right assignment or exchange, merger or division, investment with long term stock rights or credits or provision of guaranty to a foreign party. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to such SPV .

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 20, 2012, SAFE issued the “Circular on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Share Incentive Plan of Overseas Listed Companies ”, also known as “Circular 7.”

Pursuant to Circular 7, PRC citizens who participate in the share incentive plan of an overseas listed company are required, through the PRC subsidiary of such overseas listed company or other qualified PRC traders designated lawfully by the PRC subsidiary, to register with the SAFE or its local branches and complete certain other procedures related to the share incentive plan. In addition, PRC subsidiary or other qualified PRC agent is required to open foreign currency accounts to handle transactions relating to the share incentive plan. We may adopt an equity compensation plan after this annual report and may make option grants to some of our directors and senior officers, most of whom are PRC citizens. Circular 78 may require PRC citizens who receive option grants to register with SAFE. We believe the registration and approval requirements contemplated in Circular 78 will be burdensome and time-consuming. If it is determined that any of our equity compensation plans fail to comply with such provisions, this may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected .

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2012, we carried up to RMB1,764.9 million ($280.8 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes, among others, dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes, among others, foreign direct investment and loans.

Currently, Shandong Borun may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us. Shandong Borun may also retain foreign exchange in its current account, subject to a ceiling approved by SAFE or its local branches, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

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

Given that our Cayman holding company is incorporated and controlled by no-PRC citizen instead of PRC enterprises or PRC enterprise groups, it is unclear whether Circular 82 applies to us, and we are not aware of any clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by no-PRC citizen under the applicable PRC laws and regulations. Furthermore, we are not aware of any offshore holding company with a corporate structure similar to ours ever having been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, our subsidiaries all operate in the PRC and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entity, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we earn income outside of the PRC, the imposition of a tax on our global income could raise our effective tax rate and have a material adverse effect on our results of operations.

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

The New Income Tax Law and the Implementation Rules provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non-resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non-PRC resident enterprises shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident enterprises shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

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

Our auditor, like other independent registered public accounting firms operating in the PRC, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located and performs audit work in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,170,869). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in us in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, which had made its investment in June 2009 and (c) TDR Advisors, Inc., or TDR, which had made its investment in September 2009. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of our investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule Accounting Standards Codification (“ASC”) 470-20 (EITF 98-5 and 00-27). See footnote 13 to our audited financial statements included in this annual report.

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($22,114,390.3) for Daqing Borun.

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

As of November 15, 2012, WGC has merged with and into Shandong Borun and Shandong Borun reorganized into a wholly owned subsidiary of China High .

We now function exclusively through (1) Golden Direction, (2) China High, (3) China High’s wholly owned and our chief operating company, Shandong Borun and (4) Shandong Borun’s wholly owned subsidiary, Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows

Recent Development of our Business

Between January1, 2012 and December 31, 2012, we:

•	Obtained patent for the Borun wet process from the State Intellectual Property Office in January 2012. Borun wet process is our independently developed manufacturing method for the production of edible alcohol, which has a higher production yield and consumes less energy and water compared to other production process used by other edible alcohol producers in China;

•	Secured corn supply sufficient to cover production requirements for the non-harvest season of 2012 through corn sourcing arrangements with local granaries during harvest season in March 2012. Corn is the primary raw material for the production of edible alcohol and all of our 2012 production plans were sufficiently fulfilled with corn purchased during harvest season;

•	Completed the reorganization of Shandong Borun and the merger of WGC into Shandong Borun in November 2012; and

•	Entered into framework agreements with 8 granaries in Heilongjiang Province in December 2012 to supply approximately 200,000 tons of corn to us in 2013;

Between January 1, 2013 and April 22, 2013, we:

•	Successfully registered the plan to issue private placement bonds with an aggregate principal amount of RMB500 million ($79.5 million) with the Shanghai Stock Exchange (the “Registered Plan”). Under the Registered Plan, Shandong Borun issued three-year fixed-rate private placement bonds with a principle amount of RMB350 million ($55.7 million) (the “BORN Bonds”) and an interest rate of 9.3%. Proceeds of the bonds will be used for working capital.

Capital Expenditures

Our capital expenditures were RMB 570.0 million, RMB 303.1 million and RMB138.4 million ($22.0 million) in 2010, 2011 and 2012, respectively, which related primarily to purchasing property, plant and equipment for expansion of our Shouguang and Daqing edible alcohol facilities, crude corn oil projects at Shouguang and Daqing facilities, the liquid carbon dioxide project at our Shouguang facility and the deposit of land use rights for our new foam insulation and CPE plant. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB 300.0 million ($ 47.7million) to RMB 400.0 million ($ 63.6 million) for 2013, which will be used primarily for the expansion of our production facility for the new foam insulation and CPE projects.

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

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, from 2009, we entered into framework agreements with local granaries in Heilongjiang Province to purchase corn on our behalf from local farmers during the harvest season and to store the corn for delivery. Such supply contracts provide us access to corn at prices which we believe have historically been lower than the market price in the off season and times of high price volatility due to crop failures and other factors. Upon entering into a framework agreement, we pay a deposit that reflects 10% of our total estimated purchase cost from the granaries for the year. In some cases, the granaries fund the balance of their purchases with loans from the ADB. The framework agreements stipulate the amount of corn we intend to purchase in total for the year from the granaries. The granaries purchase the corn during harvest season and store the corn until we make our purchases. We then make our purchase requests to the granaries in stages. We pay the corn price by reference to the price the granaries paid when they purchased the corn, plus holding costs that reflect the interest costs incurred by granaries, shipping and handling fees. We entered into framework agreements with eight granaries in Heilongjiang Province to supply approximately 200,000 tons of corn in 2013. In addition to the corns secured through the corn sourcing arrangements with local granaries, we also purchased up to 300,000 tons of corn directly from local farmers during the harvest season in 2013, which we will have 500,000 tons of corn secured in total. We believe these arrangements will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the non harvest season.

From 2010 to 2012 our revenue grew from RMB 1,713.9 million ($ 272.7 million) to RMB 2,587.4 million ($411.7 million), representing a CAGR of 51.0%.

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

Corn Sourcing Arrangements

We have entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the northeastern region in China, to engage them to purchase corn on our behalf from local farmers during the harvest season and store them for delivery to satisfy our corn requirements for our Shouguang and Daqing facilities during the non-harvest season in 2013. We intend to continue with these arrangements in the future and we believe they will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as selling more valuable by-products. We have completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we’ve installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix based on our currently edible alcohol production facilities, we intend to invest in new foaming insulation and CPE projects to further improve and diversify our product mix.

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

We believe Sichuan province is the largest baijiu production base in China. From December 2009, we started selling edible alcohol to customers in Sichuan Province and we have achieved significant progress with our sales in Sichuan Province in 2012 as we significantly increase the volume of edible alcohol sales to this region. We started selling edible alcohol in Anhui and Jiangsu provinces in 2010 and we aim to expand our business in those regions.

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

Continuous Expansion of Production Capacity

Currently, we have total production capacity of 380,000 tons of corn-based edible alcohol per annum (consisting of 50,000 tons of Grade A edible alcohol, 230,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol under our current production licenses. The 120,000 ton Grade B edible alcohol Phase III at our Daqing facility has commenced commercial production in January 2011, financed by the net proceeds from the initial public offering and our cash generated from our operations and bank loans. Our Grade A edible alcohol project, which is located at our Daqing facility, has a designed capacity of 50,000 tons per year and is currently producing approximately 4,000 tons per month. We intend to construct Phase IV at our Daqing facility in the future to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher selling price than Grade C edible alcohol. However, we have not finalized the plan or enter into any agreements for the construction of such facility.

To diversify the market concentration risk, we plan to further expand our product mix by investing into new sectors- a new foam insulation and CPE manufacturing plant in 2013. The plant will have an annual capacity of 80,000 cubic meters of foam insulation products and 25,000 tons of CPE products. We expect to complete the construction and begin trial production runs in the second half of 2013.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility and began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2012, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2010, 2011 and 2012, sales of edible alcohol accounted for 69.8%, 71.5% and 69.9% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility (20,000 tons) and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2010, 2011 and 2012, the sale of edible alcohol to distilleries of baijiu contributed to 88.4%, 70.5% and 62.4% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2010, 2011 and 2012, revenue generated from the sale of edible alcohol to the chemical industry contributed 8.4%, 28.6% and 36.4% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2010, 2011 and 2012, 2.0%, 0.2% and 1.2% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2010, 2011 and 2012 was approximately, RMB4,730 ($752.5), RMB5,574 ($886.8) and RMB5,548 ($882.7), respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2010, 2011 and 2012, sales of DDGS feed contributed to 17.2%, 17.5% and 20.4% of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2010, 2011 and 2012 was approximately RMB1,734 ($275.9), RMB1,693 ($269.4) and RMB1,885 ($299.9), respectively.

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

The main market for our corn germ is comprised of sales to corn oil-producing enterprises. During the years ended December 31, 2010 and 2011, sales of corn germ contributed to 11.5% and 3.5% of our total revenues, respectively. The average selling price of our corn germ per ton for each of the years ended December 31, 2010 and 2011 was approximately RMB3,352 ($533.3) and RMB3,544 ($563.8), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. For the year ended December 31, 2011 and 2012, the sales of crude coin oil contributed 5.3% and 7.6% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2011 and 2012 was approximately RMB7,999 ($1,272.6) and RMB7,674 ($1,220.9), respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2010, 2011 and 2012, sales of liquid carbon dioxide contributed to 1.5%, 2.2% and 2.1% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2010, 2011 and 2012 was approximately RMB525 ($83.5), RMB 517 ($82.3) and RMB458 ($72.9). Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

We may consider constructing another liquid carbon dioxide production line with the capacity of 200,000 tons at our Daqing facility in the future. We estimate that the total investment for this project is approximately RMB200 million ($31.8 million). However, we have not finalized the plan or entered into any agreements for the construction at such facility.

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

We have a pollution control system in relation to our wastewater discharge installed in all of our production plants. These systems are connected directly to local environmental bureaus so that the local environmental bureaus can monitor whether our wastewater discharge is up to the relevant environmental standard. Except as otherwise disclosed in this annual report, we are currently in full compliance with relevant PRC environmental regulations.

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

Our Research and Development

We spent approximately RMB611,200 ($97,239.7), RMB432,300 ($68,777.3) and RMB668,800 ($106,403.6) during the years ended December 31, 2010, 2011 and 2012, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 1,975,902 square feet (approximately 183,565.81 square meters) and employs 624 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156 square meters) and employs 489 company-trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

The following table summarizes the actual production level for each of our products during the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(tons)
Edible alcohol	252,727	345,179	327,648
DDGS feed	169,506	275,616	281,424
Corn germ	58,771	26,742	—
Liquid carbon dioxide	50,442	114,488	119,977
Crude corn oil	—	17,686	25,728

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 64.8% of our edible alcohol to 31 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2010, 2011 and 2012, there was no single customer from which we generated more than 10% of total sales for any of our products.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do deliver to a part of our edible alcohol customers who will be liable for the shipping costs under agreed special arrangements. For DDGS feed, corn germ, crude corn oil and liquid carbon dioxide, all of our customers come to our facilities to pick up their orders and we have never been responsible for delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payment after they acknowledge their acceptance of such products (usually within 40 days of receipt of the products by such customers).

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

Our Sales and Marketing

We have a sales and marketing team of 38 employees, with a sales manager overseeing our overall sales and marketing initiatives.

We do not sell our products through distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province and Heilongjiang Province, approximately 65% of our products manufactured at our Shouguang and Daqing facilities was sold in the local market. We’ve expand our sales of edible alcohol to customers in Sichuan, Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces as a strategy to diversify our customer base geographically. We expect to sell more edible alcohol to provinces other than Shandong Province and Heilongjiang Province in the future.

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

Beginning in November 2009, we entered into framework agreements with local granaries in Heilongjiang Province, where corn prices are the lowest in the Northeastern region of China, to engage them to purchase corn for us from local farmers during the harvest season and store them for delivery to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season. Such supply contracts provide us access to corn at prices which we believe have historically been lower than the market price in the off season and times of high price volatility due to crop failures and other factors We have entered into framework agreements with eight granaries in Heilongjiang Province to supply approximately 200,000 tons of corns in total for 2013.

The framework agreements stipulate the quantity of corn we intend to purchase in total for the year from the granaries. The granaries purchase the corn during the harvest season and store the corn until we make our purchases. We then make our purchase requests in stages, stating the quantity. We pay the corn price by reference to the price the granaries paid when they purchased the corn plus additional costs that reflect the interest costs incurred by granaries, shipping and handling fees. After we enter into the framework agreements and communicate our total intended purchases for the year, we pay the granaries the deposits based on 10% of total estimated purchase cost as agreed by both parties. We settle the entire purchase price including but not limited to the shipping cost, handling fee and interest expenses which the granaries paid to ADB (the security deposit can be used as part payment) when the granaries deliver the corn to us. So far, all of our purchase requests have been executed by the local granaries in accordance with the terms set out therein.

Although the local granaries purchase corn on our behalf, they hold title to the corn until we take delivery under the framework agreements. We have assigned employees to the local granaries to supervise the purchase, processing and storing of the corn purchased by the local granaries on our behalf. This helps us to secure the execution of the contracts.

In addition to the 10% deposit we pay upon entering into a framework agreement, we are required to pay the local granaries a fixed handling fee of RMB124 ($19.7) per ton of corn for executing the purchase on our behalf, drying and process the corn to our required standard and storing the corn, among other services. 50% of this fee is payable when we request the purchase of corn and the remaining 50% when we complete the purchase. We are also responsible for the shipping cost of delivering the corn from the local granaries to our facilities.

In addition to the corns secured through these corn sourcing arrangements, we have further expanded our sourcing strength by purchasing up to 300,000 tons of corn directly from local farmers. As a result, we have secured a total of approximately 500,000 tons of corn, which we believe can substantially satisfy our corn consumption requirement at our Shouguang and Daqing facilities during the non-harvest seasons in 2013.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2010, 2011 and 2012, corn accounted for approximately 84.7% , 86.3% and 86.1% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2010, 2011 and 2012, coal accounted for approximately 9.0%, 7.5% and 6.9% of our cost of goods sold, respectively.

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

Description of Properties: Land Use Rights

For our Shouguang facility, we have four Land Use Right Certificates covering an area of approximately 1,975,902.3 square feet (183,565.81 square meters) and 28 Property Ownership Certificates covering a construction area of approximately 377,489 square feet (35,070 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156 square meters) and 39 Property Ownership Certificates covering a construction area of approximately 1,011,825.56 feet (94,000.89 square meters).

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2012, were approximately RMB1,664.9 million ($264.9 million) on our property and facilities and machinery, and approximately RMB100.0 million ($15.9 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 624 full-time employees and our Daqing facility had 489 full-time employees for a total of 1,113 full time employees, which is comprised of 826 manufacturing staff, 249 management and administrative personnel, and 38 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payment has been fully settled and the clearance from the relevant authorities was obtained on January 2010. Since 2010, the Company paid the social insurance and housing fund for employees every month according to PRC laws and such payments were recorded as part of the staff cost in the financial statements. Total contributions to such funds were approximately RMB6.2 million ($1 million), RMB10.5 million ($1.7 million) and RMB9.4 million ($1.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the Company has no payment obligation remained unpaid or delinquent related to social insurance. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2012, we have paid RMB91,950 ($14,629) and RMB3,687,000 ($586,588) for group casualty insurance and pension insurance, respectively.

Legal Proceedings

We are not a party to any material legal proceedings.

REGULATION

Introduction

Our primary production and operation entities are Shandong Borun and Daqing Borun, each of which is located in the PRC. These entities, with respect to their business operations, are subject to relevant industry policies, laws, regulations, rules and extensive government regulatory policies.

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

Shandong Borun and Daqing Borun can only conduct business within their registered business scopes, which appear on each of their business licenses. Shandong Borun’s license includes production and sale of edible ethanol, food additives liquid carbon dioxide, corn oil, germ meal ,single feed(maize alcohol jees), chlorinated polymer related product, sale of high-molecular polymer materials (exclusive of dangerous chemicals), glucoamylase, amylase, the purchase of foodstuffs and the import and export of goods within the scope allowed by the PRC. Daqing Borun’s license includes production of edible alcohol , edible vegetable oil and single feed(DDGS), purchasing corn, rice, potato, coarse cereals, sale of grain and the import and export business. Any further amendment to the scope of our business will require additional applications and government approval or registration.

Industry Policy

On March 27, 2011, the National Development and Reform Commission of the PRC, or the NDRC, issued the Guidance Catalogue on the Adjustment of Industrial Structure (2011 Version) in which the production of alcohol line falls under the restricted industry item. According to the Interim Provisions on the Promotion of Adjustment of Industrial Structure promulgated by the State Council and implemented on December 2, 2005, investment into new projects of restricted industries is prohibited. Companies previously doing business in restricted industries may adopt measures to reform and upgrade.

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

Overall, we believe such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by the National Development and Reform Commission in September 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facilities shall be strengthened. Since the production of edible alcohol using corn is a form of “deep-processing” work, this policy may limit our ability to obtain our primary raw material (corn). We believe more than 30.0% of total corn consumption was used for corn deep-processing in 2011, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. The State Administration of Grain issued the 12th Five-Year Plan for Grain and Oil Processing on January 13, 2012 (the “12th Five-Year Plan”) which requires the continuous control of the excessive corn deep-processing growth and the reasonable rate between the amount of total yield and the total corn consumption till the end of the 12th Five-Year. The 26% ratio has not been changed in the 12th Five-Year Plan, however, it is uncertain whether the PRC governmental entities will change the ratio or what ratio the Chinese government is expected to apply in the next few years.

Material Licenses Relating to Our Products

In accordance with the Regulations of the PRC on the Administration of Production License for Industrial Products promulgated by the State Council on July 9, 2005 and implemented on September 1, 2005, the Circular on Issues Concerning the Production License of Edible Alcohol Product issued by the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of PRC on December 2, 2010 and the Circular on the Promulgation of Catalogue of Products subject to Production License issued by AQSIQ of the PRC on December 5, 2007 and amended in 2012, the State Council has put in place a production licensing system for enterprises which produce edible alcohol and liquid carbon dioxide.

Feed Production

According to the Administrative Measures on the Production License of Feed and Feed Additives issued on May 2, 12012 by the Ministry of Agriculture, and implemented on July 1, 2012, an applicant for the establishment of a feed production enterprise shall obtain production certificate prior to registering with the competent branches of SAIC. The feed and feed additives production enterprises also required an annual filing before the end of February each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and last amended on November 3, 2011 further provides that feed products must be granted quality certificates before such products may be commercialized.

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

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and was amended in 2011. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities determine and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under the PRC laws, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on July 1, 2012, the SAWS issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should complete registration for the production and import of dangerous chemicals listed in the Dangerous Chemicals Catalogue. In addition, the SAWS issued the Administration Rules for the Operation License of Dangerous Chemicals on July 17, 2012, according to which, an Operation License is required for the operation of dangerous chemicals. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

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

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment Through Offshore Special Purpose Vehicles by Domestic Residents, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event without round-trip investment being made, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the New M&A Rules to more effectively regulate foreign investment in PRC domestic enterprises. The New M&A Rules took effect on September 8, 2006 and was amended on June 22, 2009. The New M&A Rules also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Not applicable.

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

During the production of edible alcohol, we also produce DDGS feed, liquid carbon dioxide, and crude corn oil as by-products which are sold separately from our edible alcohol.

In China, edible alcohol can be classified into Grades A, B and C. We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol including 90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol. Our Daqing facility currently has an annual production capacity of 220,000 tons of corn-based edible alcohol including 50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol. We believe we are the largest privately-sector corn-based edible alcohol producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total production capacity of 380,000 tons of edible alcohol per annum. Sales to the distilleries of baijiu contributed to most of our revenue generated from edible alcohol of 88.4%, 70.5% and 62.4% in 2010, 2011 and 2012, respectively. In addition to that, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2010, 2011 and 2012, revenue generated from the sales of edible alcohol to the chemical industry contributed 8.4%, 28.6% and 36.4% of our edible alcohol sales revenue, respectively. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we have operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we did not fully utilize our capacity and reached approximately 86.2% of the total capacity in 2012. To date, we have not experienced any difficulty in selling 100% of our production even in the recent economic downturn, although we have decreased our production in 2012.

We believe we have been able to operate efficiently in recent years due to our large production volume and high quality of our product making us a key supplier for baijiu producers, who are willing to maintain long-term relationships with us in order to secure supply of our product.

Fluctuation of Demand for and Price of Edible Alcohol

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. To control the overexpansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry’s capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to our knowledge of our industry, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers.

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to the baijiu producers. During the past few years, baijiu industry experienced a rapid growth and industry demand for edible alcohol increased rapidly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the industry faced headwind from a ban on serving high-end baijiu at official banquets and consumers’ concerns caused by media reports that claims to have found traces of plasticizers in bottled baijiu, which caused a sales decline for baijiu and softened the demand for edible alcohol. As a result, the demand for edible alcohol from baijiu will be under some pressure in the short run, however, being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily life. Moreover, people between the ages of 35 to 44 years old currently account for the largest portion of the population in China, who are the largest consumer of baijiu. Thus, we believe that the factors noted above that have softened the demand for baijiu are temporary and the demand from baijiu will recover gradually.

Due to the weaker market demand, the annualized average price of edible alcohol also will continue to be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will have a significant improvement on our financial performance. In the short run, however, given the fluctuation in the price of edible alcohol in the last year and the continued pricing pressure on edible alcohol, our customers have not renewed the pre-sale agreements that we had in place in 2012 for 2013.

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

Historically, the price of corn is lower during harvest season and higher in non-harvest season. To stabilize and lower our cost of corn, we started to enter into framework agreements with local granaries in Heilongjiang Province from 2009. Such supply contracts provide us access to corn at prices which we believe have historically been lower than the market price in the off season and times of high price volatility due to crop failures and other factors. These arrangements allow the granaries to purchase corn for us at a lower price during the harvest season and to transport the corn to our facility to meet our production needs during the non-harvest season. After we enter into the framework agreements and communicate our total intended purchases for the year, we pay the granaries the deposits based on 10% of total estimated purchase cost as agreed by both parties. We will then make purchase requests during the non-harvest season to satisfy our corn consumption needs in our Shouguang and Daqing facilities. We pay the corn price by reference to the prices paid by the granaries when they purchased the corn during the harvest season, plus additional costs that reflect the interest costs incurred by the granaries, shipping and handling fees. We believe our sourcing arrangements with the Heilongjiang granaries historically have lowered our overall price of corn; however, we cannot be certain that corn prices will not drop significantly in the non-harvest season, which could result in our corn supply arrangements effectively increasing our corn costs.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu and Anhui provinces and intend to enlarge our strategic position in Sichuan Province. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. In addition, we began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to shifting our product mix based on our currently edible alcohol production facilities, we intend to invest in new sectors of foam insulation and CPE projects to further improve and diversify our product mix. The plant will have an annual capacity of 80,000 cubic meters of foam insulation products and 25,000 tons of CPE products. We expect to complete the construction and begin trial production runs in the second half of 2013.

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

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 86.1% and 6.9% of our cost of goods sold in the year ended December 31, 2012, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and will eventually combine to cause positive or negative impact on the corn price. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2012, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,466 ($233.2), RMB1,790 ($284.8) and RMB1,986 ($316.0), respectively in 2010, 2011 and 2012.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We achieved gross profit margin of 23.7%, 19.0% and 13.4% for the years ended December 31, 2010, 2011 and 2012, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2012, mainly due to the inflation in China and the uptrend of Consumer Price Index, the cost of corn, our principal input cost, rose sharply during the year, outpacing edible alcohol prices and put pressure on our gross margins. In addition to that, due to the weaker demand of edible alcohol in the fourth quarter of 2012, we did not fully utilize our capacity, which also caused negative impact on our gross margin. However, during 2012, we improved our production efficiency to approximately use 3.01 tons of corn to produce 1.0 ton of edible alcohol, which contributes to our gross margin. With the help of our continued gains in production efficiencies, together with corn sourcing arrangement and capacity, we believe that we will be well positioned to control costs which will protect our gross margins until the recovery of the edible alcohol market.

Operating Expenses

Our operating expenses primarily consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses consist primarily of sales employee salaries, travelling and other business development expenses and other miscellaneous items. We expect that our selling expenses will increase as we entered into a new sector of foam insulation and CPE projects

General and Administrative Expenses

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

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business which on all profits arising in or derived from Hong Kong. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2010, 2011 and 2012 as it has no business in Hong Kong and all its profits were not Hong Kong sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2010, 2011 and 2012 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun, Daqing Borun and WGC for the year of 2010, 2011 and 2012. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2010, 2011 and 2012.

Critical Accounting Policies, Estimates and Assumptions

Principles of Consolidation and Presentation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Segment Reporting

We operate and manage our business as a single segment since our products have similar nature and production procedures. Our chief operating decision maker, the Chief Executive Officer, receives and reviews the result of operations for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with FASB ASC Topic 280-10, we are not required to report the segment information for the products.

As we primarily generate our revenues from customers in the PRC, and all of our sales and all of our long-lived assets are located in the PRC, no geographical segments are presented.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at our warehouse.

Revenues presented on the consolidated statements of operations and comprehensive income are net of sales taxes.

Cost of Goods Sold

Our cost of goods sold includes product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

Inventories

Our inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity.

Property, Plant, and Equipment, net

Property, plant and equipment are recorded at cost. Significant additions or improvements extending useful lives of assets are capitalized. Depreciation is calculated using the straight-line method (after taking into account their respective estimated residual value) over the estimated useful lives as follows:

Buildings and improvements	20 to 30 Years
Machinery	10 Years
Office equipment and furnishing	3 to 5 Years
Motor vehicles	4 to 5 Years

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected in the consolidated statements of income (loss).

Income Taxes

We follow FASB ASC Topic 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

We adopted FASB ASC Topic 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of FASB ASC Topic 740-10-25.

Value Added Tax

All our PRC subsidiaries are subject to value added tax (“VAT”) imposed by the PRC government on its purchase and sales of goods, its purchase of property, plant and equipments and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the our subsidiaries and debited to trade accounts receivable and credited to VAT payable – output VAT. As of December 31, 2011 and 2012, the trade accounts receivable included the output VAT charged to customers are RMB41,334,639 ($6,576,189) and RMB41,816,583 ($6,652,865), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipments from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable – input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipments and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2011 and 2012, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB nil and RMB14,068,225 ($2,238,203), respectively.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company adopted ASU No. 2011-04 during the year, and its adoption did not have a material effect on its consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which required entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2011-11 is not expected to have material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which made certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2013-01 is not expected to have material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which superseded and replaced the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. Currently, the Company evaluated the effect of ASU 2013-02 on its consolidated financial statements and does not expect its adoption will have a material effect on its consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	$
Revenues	1,713,924,878	2,685,223,409	2,587,441,751	411,652,494
Cost of goods sold	1,308,303,166	2,175,060,342	2,240,600,096	356,471,259
Gross profit	405,621,712	510,163,067	346,841,655	55,181,235
Selling, general and administrative expenses	45,716,043	59,061,056	54,412,264	8,656,792
Operating income	359,905,669	451,102,011	292,429,391	46,524,443
Other expenses	12,216,600	32,912,857	41,560,786	6,612,169
Income before income taxes	347,689,069	418,189,154	250,868,605	39,912,274
Income tax expense	88,264,738	105,194,680	62,717,151	9,978,069
Net income	259,424,331	312,994,474	188,151,454	29,934,205

	Year ended December 31,
	2010	2011	2012
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	76.3%	81.0%	86.6%
Gross profit	23.7%	19.0%	13.4%
Selling, general and administrative expenses	2.7%	2.2%	2.1%
Operating income	21.0%	16.8%	11.3%
Other expenses	0.7%	1.2%	1.6%
Income before income taxes	20.3%	15.6%	9.7%
Income tax expense	5.2%	3.9%	2.4%
Net income	15.1%	11.7%	7.3%

Revenues for the years ended December 31, 2010, 2011 and 2012 were comprised of the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	—	110,819,611	249,448,666	39,686,368
-Grade B	768,652,936	1,271,783,930	1,167,402,023	185,729,381
-Grade C	426,807,608	536,130,321	390,810,269	62,176,481
Total Edible Alcohol	1,195,460,544	1,918,733,862	1,807,660,958	287,592,230
DDGS feed	293,951,823	470,507,927	527,700,379	83,955,195
Corn Germ	196,981,771	95,003,117	—	—
Liquid carbon dioxide	26,477,642	59,536,423	54,802,671	8,718,904
Crude corn oil	—	141,442,080	197,277,743	31,386,165
Others	1,053,098	—	—

Total	1,713,924,878	2,685,223,409	2,587,441,751	411,652,494

Revenue by %
Edible alcohol	69.7%	71.5%	69.9%	69.9%
-Grade A	—	4.1	9.7%	9.7%
-Grade B	44.8%	47.4%	45.1%	45.1%
-Grade C	24.9%	20.0%	15.1%	15.1%
DDGS feed	17.2%	17.5%	20.4%	20.4%
Corn Germ	11.5%	3.5%	—	—
Liquid carbon dioxide	1.5	2.2	2.1%	2.1%
Crude corn oil	—	5.3	7.6%	7.6%
Others	0.1%	—	—	—

Total	100.0%	100.0%	100.0%	100.0%

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012

Revenues

Revenues decreased by RMB97.8 million ($15.5 million), or 3.6%, to RMB2,587.4 million ($411.7 million) in the year ended December 31, 2012 from RMB2,685.2 million ($427.2 million) in the year ended December 31, 2011. The decrease was primarily due to the following:

●	A decrease in edible alcohol sales by approximately RMB111.1 million ($17.7 million), or 5.8%, from RMB1,918.7 million ($305.3 million) in the year ended December 31, 2011 to RMB1,807.7 million ($287.6 million) in the year ended December 31, 2012 primarily due to the weak demand from chemical and baijiu market as well as the slight decrease in the sales price of edible alcohol. We did not operate at full capacity in the year of 2012. Our actual production for the year ended December 31, 2012 was 327,648 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011 for a decrease of 17,552 tons, or 5.1%.

➢	We sold approximately 325,806 tons of edible alcohol in the year ended December 31, 2012 compared to approximately 344,200 tons in the year ended December 31, 2011, representing a decrease of 18,394 tons or 5.3%. The weighted average sales price of edible alcohol was approximately RMB5,548 ($882.7) per ton for the year ended December 31, 2012 compared to RMB5,574 ($886.8) per ton in the year ended December 31, 2011, which resulted in a slight decrease in weighted average sales price of RMB26 ($4.1) per ton, or 0.5%. The decrease was primarily driven by the weak market demand for edible alcohol.

➢	We currently sell Grade A, B and C edible alcohol. The revenue of Grade A edible alcohol increased by approximately RMB138.6 million ($22.1 million) or 125.1% to RMB249.4 million ($39.7 million) in the year ended December 31, 2012, compared to RMB110.8 million ($17.6 million) in the year ended December 31, 2011. We upgraded the production equipment to start to produce Grade A edible alcohol since August 2011. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,799 ($922.6) per ton for the year ended December 31, 2012 compared to RMB5,877 ($935.0) per ton for the year ended December 31, 2011. The revenue of Grade B edible alcohol decreased by approximately RMB104.4 million ($16.6 million), or 8.2%, to RMB 1,167.4 million ($185.7 million) in the year ended December 31, 2012, compared to RMB 1,271.8 million ($202.3 million) in the year ended December 31, 2011 was primarily due to the weak demand for edible alcohol as well as a slight decrease in the sales price of Grade B edible alcohol. The weighted average sales price of Grade B edible alcohol was approximately RMB5,531 ($880.0) per ton for the year ended December 31, 2012 compared to RMB5,586 ($888.6) per ton in the year ended December 31, 2011, a decrease of RMB 55 ($8.6), or 1%. The revenue of Grade C edible alcohol decreased by approximately RMB145.3 million ($23.1 million), or 27.1%, to RMB390.8 million ($62.2 million) in the year ended December 31, 2012, compared to RMB 536.1 million ($85.3 million) in the year ended December 31, 2011 was primarily due to the weak demand as well as a decrease in the sales price of Grade C edible alcohol by RMB41 ($6.5) or 0.7%. The weighted average sales price of Grade C edible alcohol was approximately RMB5,449 ($866.9) per ton for the year ended December 31, 2012 compared to RMB5,490 ($873.4) per ton in the year ended December 31, 2011.

➢	We sold approximately 43,016 tons of Grade A edible alcohol, 211,067 tons of Grade B edible alcohol and 71,723 tons of Grade C edible alcohol in the year ended December 31, 2012 compared to approximately 18,850 tons of Grade A edible alcohol, 227,700 tons of Grade B edible alcohol and 97,650 tons of Grade C edible alcohol in the year ended December 31, 2011. The decrease in sales volume was primarily due to the weak market demand and our lower production volume in the year of 2012.

●	The revenue of DDGS feed increased by approximately RMB57.2 million ($9.1 million), or 12.2%, to RMB527.7 million ($83.9million) for the year ended December 31, 2012, compared to RMB470.5 million ($74.8 million) for the year ended December 31, 2011, primarily due to the increase in sales price per ton. The weighted average sales price of DDGS feed was approximately RMB1,885 ($299.9) per ton for DDGS feed sales for the year ended December 31, 2012, compared to RMB1,693 ($269.3) per ton in the year ended December 31, 2011, representing an increase in weighted average sales price of RMB192 ($30.6) per ton, or 11.3%. We sold approximately 279,930 tons of DDGS feed in the year ended December 31, 2012 compared to approximately 278,000 tons in the year ended December 31, 2011, representing an increase in sales of 1,930 tons, or 0.7%. The weighted average sales price increase was mainly due to the strong market demand as well as the increase in corn price during the year of 2012.

●	The decrease in sales volume of corn germ is primarily due to the installation of our crude corn oil processing equipment in our Daqing and Shouguang facilities during 2011. As a result, we began to deep-process corn germ into crude corn oil, which eliminated corn germ production and sales from September of 2011.

●	The revenue of liquid carbon dioxide decreased by approximately RMB4.7 million ($0.8 million), or 8.0%, to RMB54.8 million ($8.7 million) for the year ended December 31, 2012 to RMB59.5 million ($9.5 million) for the year ended December 31, 2011, mainly due to the combine effect of the decrease in weighted average sales price and the increase in sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB59 ($ 9.4) or 11.5% to approximately RMB458 ($72.9) per ton for the year ended December 31, 2012, compared to RMB517 ($82.3) per ton in the year ended December 31, 2011. The decrease in the sales price was mainly due to the weak market demand, as less infrastructural investment in PRC during 2012. We sold approximately 119,770 tons of liquid carbon dioxide for the year ended December 31, 2012 compared to approximately 115,100 tons in the year ended December 31, 2011, representing an increase in sales volume of 4,670 tons, or 4.1%.

●	The revenue of crude corn oil increased by approximately RMB55.9 million ($8.9 million) or 39.5%, to RMB197.3 million ($31.4 million) in the year ended December 31, 2012, compared to RMB 141.4 million ($22.5 million) in the year ended December 31, 2011, mainly due to the increase in sales volume. We commenced our production and sales of crude corn oil at our Daqing facility in March 2011 and at our Shouguang facility in September 2011. The sales volume was approximately 25,700 tons for the year ended December 31, 2012 compared to 17,700 tons for the year ended December 31, 2011, representing an increase in sales volume of 8,000 tons, or 45.2%. The weighted average sales price was RMB7,674 ($1,220.9) per ton for the year ended December 31, 2012 compared to RMB7,999 ($1,272.6) per ton for the year ended December 31, 2011, representing a slight decrease of RMB325 ($51.7) per ton or 4.1%.

Gross Profit

Gross profit decreased by RMB163.4 million ($26.0 million), or 32.0%, to RMB346.8 million ($55.2 million), or 13.4% of revenues, for the year ended December 31, 2012, from RMB510.2 million ($81.2 million), or 19.0% of revenues, for the year ended December 31, 2011 mainly due to the increase in cost of sales of RMB 65.5 million ($10.4 million). The increase in cost of sales is mainly due to the increased corn price in 2012 and partly offset by the lower production volume of edible alcohol in 2012 compared to 2011. The average corn price was approximately RMB1,986 ($316.0) per ton in the year ended December 31, 2012, which increased by RMB196 ($31.2) per ton, or 11.1% from RMB1,790 ($284.8) per ton for the year ended December 31, 2011. Our actual production for the year ended December 31, 2012 was 327,648 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB4.7 million ($0.8 million), or 7.9%, to RMB54.4 million ($8.6 million), for the year ended December 31, 2012, from RMB59.1 million ($9.4 million), for the year ended December 31, 2011. The decrease was primarily due to the following:

●	Selling expenses decreased 13.5% from RMB5.3 million ($0.8 million) in the year ended December 31, 2011 to RMB4.6 million ($0.7 million) in the year ended December 31, 2011, in line with the decrease in revenue.

●	General and administrative expenses decreased by RMB4.0 million ($0.6 million), or 7.3%, from RMB53.8 million ($8.5 million) in the year ended December 31, 2011 to RMB49.8 million ($7.9 million) in the year ended December 31, 2012, primarily due to our disciplined cost control in the tough operating environment.

Other Expenses

Other expenses were RMB41.6 million ($6.6 million), primarily consisting of interest expense of RMB42.8 million ($6.8 million) and interest income of RMB1.4 million ($0.2 million) for the year ended December 31, 2012 compared to RMB 32.9 million ($ 5.2 million) other expense for the year ended December 31, 2011, which primarily consisted of interest expense of RMB34.1 million ($5.4 million) and interest income of RMB 1.2 million ($0.2 million). Interest expense increased to RMB42.8 million ($6.8 million) for the year ended December 31, 2012 from RMB34.1 million ($5.4 million) for the year ended December 31, 2011 primarily due to an increase in bank borrowings outstanding to RMB842.2 million ($134.0 million) as of December 31, 2012 from RMB508.7 million ($80.9 million) as of December 31, 2011.

Income Tax Expense

We recorded RMB62.7 million ($10.0 million) income tax expenses in the year ended December 31, 2012, compared to income tax expense of RMB105.2 million ($16.7 million) in the year ended December 31, 2011. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Revenues

Revenues increased by RMB971.3 million ($154.5 million), or 56.7%, to RMB2,685.2 million ($427.2 million) in the year ended December 31, 2011 from RMB1,713.9 million ($272.7 million) in the year ended December 31, 2010. The increase was primarily due to the following:

●	An increase in edible alcohol sales by approximately RMB723.3 million ($115.1 million), or 60.5%, from RMB1,195.5 million ($190.2 million) in the year ended December 31, 2010 to RMB1,918.7 million ($305.3 million) in the year ended December 31, 2011 primarily due to the opening of Daqing Phase III facilities in the year of 2011 as well as the increase in the sales price of edible alcohol. Operating at full capacity, our actual production for the year ended December 31, 2010 was 251,700 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011 for an increase of 93,500 tons, or 37.1%.

➢	We sold approximately 252,700 tons of edible alcohol in the year ended December 31, 2010 compared to approximately 344,200 tons in the year ended December 31, 2011, representing an increase of 91,500 tons or 36.2%. The weighted average sales price of edible alcohol was approximately RMB4,730 ($752.5) per ton for the year ended December 31, 2010 compared to RMB5,574 ($886.8) per ton in the year ended December 31, 2011, which resulted in an increase in weighted average sales price of RMB844 ($134.3) per ton, or 17.8%. The increase was driven by the combination of the increase of corn price, strong market demand for edible alcohol and our production and sale of higher-priced Grade A edible alcohol.

➢	We currently sell Grade A, B and C edible alcohol. The revenue of Grade A edible alcohol was approximately RMB110.8 million ($17.6 million) in the year ended December 31, 2011. We upgraded the production equipment to start to produce Grade A edible alcohol since August 2011. The weighted average sales price of Grade A edible alcohol was approximately RMB5,877 ($935.0) per ton for the year ended December 31, 2011. The upgrade of Grade A edible alcohol increased approximately RMB5.5 million ($0.9 million) in the revenue for the year ended December 31, 2011. The increase in Grade B edible alcohol by approximately RMB503.1 million ($80.0 million), or 65.5%, from RMB 768.7 million ($122.3 million) in the year ended December 31, 2010 to RMB 1,271.8 million ($202.3 million) in the year ended December 31, 2011 was primarily due to the expanding capacity of the completeness of Daqing Phase III facility in the year of 2011, which was mentioned above, as well as the increase in the sales price of Grade B edible alcohol by RMB808 ($128.5) or 16.9%. The weighted average sales price of Grade B edible alcohol was approximately RMB4,777 ($760.0) per ton for the year ended December 31, 2010 compared to RMB5,586 ($888.7) per ton in the year ended December 31, 2011. The increase in Grade C edible alcohol by approximately RMB109.3 million ($17.4 million), or 25.6%, from RMB426.8 million ($67.9 million) in the year ended December 31, 2010 to RMB 536.1 million ($85.3 million) in the year ended December 31, 2011 was primarily due to the increase in the sales price of Grade C edible alcohol by RMB842 ($133.9) or 18.1%. The weighted average sales price of Grade C edible alcohol was approximately RMB4,648 ($739.5) per ton for the year ended December 31, 2010 compared to RMB5,490 ($873.4) per ton in the year ended December 31, 2011.

➢	We sold approximately 160,900 tons of Grade B edible alcohol and 91,800 tons of Grade C edible alcohol in the year ended December 31,2010 compared to approximately 18,850 tons of Grade A edible alcohol, 227,700 tons of Grade B edible alcohol and 97,650 tons of Grade C edible alcohol in the year ended December 31, 2011.

●	An increase in DDGS feed sales by approximately RMB176.6 million ($28.1 million), or 60.1%, from RMB294.0 million ($46.8 million) for the year ended December 31, 2010 to RMB470.5 million ($74.9 million) for the year ended December 31, 2011, due to the increase in sales volume and partly offset by a decrease in sales price per ton. We sold approximately 169,500 tons of DDGS feed in the year ended December 31, 2010 compared to approximately 278,000 tons in the year ended December 31, 2011, representing an increase in sales of 108,500 tons, or 64.0%. The sales volume increase was mainly due to (i) increased overall production due to the opening of the Daqing Phase III facilities and (ii) implementation of crude corn oil production at our Daqing and Shouguang facilities. The production of crude corn oil by-product results in increased DDGS feed produced per ton of corn processed. The weighted average sales price of DDGS feed was approximately RMB1,734 ($275.9) per ton for DDGS feed sales for the year ended December 31, 2010, compared to RMB1,693 ($269.4) per ton in the year ended December 31, 2011, representing a decrease in weighted average sales price of RMB41 ($6.5) per ton, or 2.4%.

●	A decrease in corn germ sales by approximately RMB102.0 million ($16.2 million), or 51.8%, from RMB197.0 million ($31.3 million) for the year ended December 31, 2010 to RMB95.0 million ($15.1 million) for the year ended December 31, 2011, due to a decrease in sales volume being partly offset by an increase in sales price. We sold approximately 58,800 tons of corn germ in the year ended December 31, 2010 compared to approximately26,800 tons in the year ended December 31, 2011, representing a decrease in sales of 32,000 tons, or 54.4%. The decrease in sales volume is primarily due to the installation of our crude corn oil processing equipment in our Daqing and Shouguang facilities during 2011. As a result, we began to deep-process corn germ into crude corn oil, which eliminated corn germ production and sales from September of 2011. The weighted average sales price of corn germ was approximately RMB3,352 ($533.3) per ton for corn germ sales for the year ended December 31, 2010, compared to RMB3,544 ($563.8) per ton in the year ended December 31, 2011, representing an increase in weighted average sales price of RMB192 ($30.5) per ton, or 5.7%. The increase in sales price of corn germ was mainly due to the strong demand for the product.

●	An increase in liquid carbon dioxide sales by approximately RMB 33.0 million ($5.2 million), or 124.9%, from RMB 26.5 million ($4.2 million) for the year ended December 31, 2010 to RMB 59.5 million ($9.4 million) for the year ended December 31, 2011, mainly due to an increase in production volume. We commenced sales of liquid carbon dioxide in July 2010 and realized process improvements through the year, resulting in actual production for the year ended December 31, 2010 of 51,100 tons. We produced 114,500 tons for the year ended December 31, 2011, representing an increase of 63,400 tons of liquid carbon dioxide, or 124.1%, over the prior year. We sold approximately 50,400 tons of liquid carbon dioxide for the year ended December 31, 2010 compared to approximately 115,100 tons in the year ended December 31, 2011, representing an increase in sales volume of 64,700 tons, or 128.4%. The weighted average sales price of liquid carbon dioxide was approximately RMB525 ($83.5) per ton for the year ended December 31, 2010, in line with the weighted average sale price of RMB 517 ($82.3) per ton in the year ended December 31, 2011.

●	An increase in crude corn oil sales, a new by-product, from nil in the year ended December 31, 2010 to RMB 141.4 million ($22.5 million) in the year ended December 31, 2011 due to the commencement of production and sales of crude corn oil at our Daqing facility in March 2011 and at our Shouguang facility in September 2011. The sales volume was approximately 17,700 tons and the weighted average sales price was RMB 7,999 ($1,272.6) per ton for the year ended December 31, 2011.

Gross Profit

Gross profit increased by RMB104.5 million ($16.6 million), or 25.8%, to RMB510.2 million ($81.2 million), or 19.0% of revenues, for the year ended December 31, 2011, from RMB405.6 million ($64.5 million), or 23.7% of revenues, for the year ended December 31, 2010 mainly due to the combined effect of the increase in revenue by RMB 971.3 million ($ 154.5 million) being offset by an increase in cost of sales of RMB 866.8 million ($137.9 million). The increase in cost of sales is mainly due to the increase in corn cost of RMB768.1 million ($122.2 million) and coal cost of RMB45.8 million ($7.3 million). During the year ended December 31, 2010 and 2011, corn accounted for approximately 84.7% and 86.3% of our cost of sales; coal accounted for approximately 9.0% and 7.5% of our cost of sales. The increase in corn cost is mainly due to the increased corn price and the increased production capacity in 2011. The average corn price was approximately RMB1,790 ($284.8) per ton in the year ended December 31, 2011, which increased by RMB324 ($51.5) per ton, or 22.1% from RMB1,466 ($233.2) per ton for the year ended December 31, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB13.3 million ($2.1 million), or 29.2%, to RMB59.1 million ($9.4 million), for the year ended December 31, 2011, from RMB45.7 million ($7.3 million), for the year ended December 31, 2010. The increase was primarily due to the following:

●	Selling expenses increased 77.2% from RMB3.0 million ($0.5 million) in the year ended December 31, 2010 to RMB5.3 million ($0.8 million) in the year ended December 31, 2011, primarily for expenses for increased sales force and promotional activities to new customers after completion of the Phase III Daqing facility in 2011.

●	General and administrative expenses increased by RMB11.1 million ($1.7 million), or 25.8%, from RMB42.7 million ($6.8 million) in the year ended December 31, 2010 to RMB53.8 million ($8.5 million) in the year ended December 31, 2011, primarily due to an increase in administrative staff costs, professional fees and other expenses in connection with maintaining our status as a publicly-traded company and expanded operations.

Other Expenses

Other expenses were RMB12.2 million ($1.9 million), primarily consisting of interest expense of RMB12.6 million ($2.0 million) and interest income of RMB0.6 million ($0.1 million) for the year ended December 31, 2010 compared to RMB 32.9 million ($ 5.2 million) other expense for the year ended December 31, 2011, which primarily consisted of interest expense of RMB34.1 million ($5.4 million) and interest income of RMB 1.2 million ($0.2 million). Interest expense increased from RMB12.6 million ($2.0 million) for the year ended December 31, 2010 to RMB34.1 million ($5.4 million) for the year ended December 31, 2011 primarily due to an increase in bank borrowings outstanding from RMB143.2 million ($22.8 million) as of December 31, 2009 to RMB498.0 million ($79.0 million) as of December 31, 2010 and to RMB508.7 million ($80.8 million) as of December 31, 2011, and an increase in the weighted average interest rate of our short-term borrowings in the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Income Tax Expense

We recorded RMB105.2 million ($16.7 million) income tax expenses in the year ended December 31, 2011, compared to income tax expense of RMB88.3 million ($14.0 million) in the year ended December 31, 2010. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

B.    Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2010, December 31, 2011, December 31, 2012, we had approximately RMB341.0 million ($54.3 million), RMB223.9 million ($35.6 million) and RMB610.7 million ($97.2 million), respectively, in cash. In June 2010, we completed our initial public offering of ADSs, which resulted in net proceeds, before expenses, of $37.3 million. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	$
Net cash provided by operating activities	194,334,643	175,340,867	266,773,426	42,442,674
Net cash used in investing activities	(569,954,350)	(303,083,944)	(213,456,431)	(33,960,135)
Net cash provided by financing activities	610,900,772	10,700,000	333,500,000	53,058,626
Effect of foreign currency exchange translation	(81,518)	(65,787)	(100)	(16)
Net increase (decrease) in cash	235,199,547	(117,108,864)	386,816,895	61,541,149

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB194.3 million ($30.9 million), RMB175.3 million ($27.9 million) and RMB 266.8 million ($42.4 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in cash provided by operating activities for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to a decreased balance of prepaid expenses and other current assets and a decreased balance of accrued expenses and other payables, all being offset by a decrease in operating cash flow due to increased accounts receivable balance, increased inventory balance and decreased balance of trade accounts payable and income tax payable. The decrease in cash provided by operating activities for the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to an increase in net income, non-cash expenses and accrued expenses and other payables, a decreased inventory balance and increased balance of income tax payable, all being offset by a decrease in operating cash flow due to increased accounts receivable balance, increased prepaid expenses and other current assets and decreased balance of trade accounts payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB610.9 million ($97.2 million), RMB10.7 million ($1.7 million) and RMB333.5 million ($53.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively. For the year ended December 31, 2010, net cash provided consisted of proceeds from issuances of ADSs of RMB256.1 million ($40.7 million) and net borrowings under short-term borrowings of RMB354.8 million ($56.4 million). For the year ended December 31, 2011, net cash provided consisted of net borrowing under short-term borrowings of RMB10.7 million ($1.7 million). For the year ended December 31, 2012, net cash provided consisted of net borrowing under short-term borrowings of RMB333.5 million ($53.1 million).

Financing Agreement—As of December 31, 2010, 2011 and 2012, we had approximately RMB498.0 million ($79.2 million), RMB508.7 million ($80.9 million) and RMB842.2 million ($134.0 million) outstanding short-term borrowings, bearing weighted average interest rates at 6.69%, 6.88% and 6.53% per annum, respectively, for the years ended December 31, 2010, 2011 and 2012.

During the year ended December 31, 2012, Industrial & Commercial Bank of China granted us six loans including:

•	A short-term loan of RMB20,000,000 ($3,181,927) at a floating rate that is based on 120% of the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB20,000,000 ($3,181,927) was outstanding, which has been fully repaid on April 10, 2013. Borrowings under the loan agreement are secured by raw materials of Daqing Borun worth approximately RMB38,160,000 ($6,071,116).
•	Three short-term loans in the aggregate amount of RMB60,000,000 ($9,545,780), each of which has a fixed rate of interest of 6.00% per annum. As of December 31, 2012, an amount of RMB60,000,000 ($9,545,780) was outstanding, of which RMB15,000,000($2,386,445) will be fully repaid on October 9, 2013, RMB14,000,000($2,227,349) will be fully repaid on October 19, 2013, and RMB31,000,000($4,931,986) will be fully repaid on October 26, 2013. All borrowings under these loan agreements are guaranteed by third party guarantors.
•	Two short-term loans in the aggregate amount of RMB70,000,000 ($11,136,743), which has a fixed rate of interest of 5‰ per mensem. As of December 31, 2012, an amount of RMB70,000,000 ($11,136,743) was outstanding, of which RMB60,000,000($9,545,780) will be fully repaid on May 15, 2013 and RMB10,000,000($1,590,963) will be fully repaid on May 18, 2013. Borrowings under the loan agreements are secured by a RMB35,000,000 ($5,568,372) bank deposits and guaranteed by a third party guarantor.

During the year ended December 31, 2012, Agricultural Bank of China granted us nine loans including:

•	A short-term loan of RMB80,000,000($12,727,707), which has a fixed rate of interest of 5‰ per mensem. As of December 31, 2012, an amount of RMB80,000,000 ($12,727,707) was outstanding, which will be fully repaid on April 28, 2013. Borrowings under the loan agreements were secured by a RMB40,000,000 ($6,363,853) bank deposits and were guaranteed by a third party guarantor.

•	Eight short-term loans in the aggregate amount of RMB193,200,000($30,737,412), which has a floating interest rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB193,200,000 ($30,737,412) was outstanding, these loans will be repaid from March to November 2013. All borrowings under the loan agreements were guaranteed by third party guarantors.

During the year ended December 31, 2012, Longjiang Bank granted us two loans including:
•	A short-term loan of RMB29,000,000 ($4,613,794), which has a fixed rate of interest of 8.83% per annum. As of December 31, 2012, an amount of RMB29,000,000 ($4,613,794) was outstanding, which will be fully repaid on July 16, 2013. Borrowing under the loan agreement was guaranteed by third party guarantor.
•	A short-term loan of RMB65,000,000 ($10,341,261), which has a fixed rate of interest of 8.4% per annum. As of December 31, 2012, an amount of RMB65,000,000 ($10,341,261) was outstanding, which will be fully repaid on November 1, 2013. Borrowing under the loan agreement was guaranteed by Shandong Borun.

During the year ended December 31, 2012, China Construction Bank granted us two loans including:

•	A short-term loan of RMB70,000,000 ($11,136,743), which has a floating interest rate that is based on 108% of the benchmark interest rates on the drawdown date. As of December 31, 2012, an amount of RMB70,000,000 ($11,136,743) was outstanding, which has been fully repaid on March 27, 2013. Borrowing under the loan agreement was guaranteed by Shandong Borun.
•	A short-term loan of RMB80,000,000 ($12,727,707), which has a fixed rate of interest of 6% per annum. As of December 31, 2012, an amount of RMB80,000,000 ($12,727,707) was outstanding, which will be fully repaid on December 24, 2013. Borrowing under the loan agreement was guaranteed by Shandong Borun.

During the year ended December 31, 2012, Agricultural Development Bank of China granted us five loans including:

•	A short-term loan of RMB10,000,000($1,590,963), which has a fixed rate of interest of 5.6% per annum. As of December 31, 2012, an amount of RMB10,000,000($1,590,963) was outstanding, which has been fully repaid on January 17, 2013. Borrowing under the loan agreement was guaranteed by a third party guarantor.
•	Two short-term loans of RMB120,000,000($19,091,560), all borrowings under which has a floating interest rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable quarterly following the publishing of rate adjustments by the People's Bank of China during the term of the loan). As of December 31, 2012, an amount of RMB120,000,000 ($19,091,560) was outstanding, both of the loans will be fully repaid on September 13, 2013. Borrowings under the loan agreements were jointly guaranteed by a third party guarantor and our Chief Executive Officer Mr. Jinmiao Wang. Pursuant to the guarantee agreements, we granted equity interest of Daqing Borun, security interests in our buildings, land-use rights and raw materials to a third party guarantor, the total carrying value of which is RMB29,815,366 ($4,743,515), RMB3,674,935 ($584,669) and RMB13,356,000 ($2,124,891), respectively.

•	A short-term loan of RMB10,000,000($1,590,963), which has a floating interest rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People's Bank of China during the term of the loan and calculated piecewise). As of December 31, 2012, an amount of RMB10,000,000 ($1,590,963) was outstanding, which will be fully repaid on September 19, 2013. Borrowings under the loan agreement were secured by equipments of Daqing Borun, the total carrying value of which is RMB70,739,729 ($11,254,431) and was guaranteed by our Chief Executive Officer Mr. Jinmiao Wang.

In December 2012, Daqing Borun entered into a loan agreement with Agricultural Development Bank of China pursuant to which Daqing Borun may borrow up to RMB 140,000,000 ($22,273,487). Daqing Borun made a draw down of RMB10,000,000 ($1,590,963) in December 11, 2012, RMB20,000,000($3,181,927) in December 17, 2012 and RMB5,000,000($795,482) in December 26, 2012, respectively. As of December 31, 2012, RMB105,000,000 ($16,705,115) was available for borrowing by Daqing Borun under the loan agreement. All amounts borrowed under the loan agreement has a floating interest rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People's Bank of China during the term of the loan and calculated piecewise) .Borrowings under the loan agreement were guaranteed by our Chief Executive Officer Mr. Jinmiao Wang.

These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have traditionally and successfully negotiated the renewal of certain facilities shortly before they mature. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is a common practice in China, particularly in Shandong and Heilongjiang provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term loans. Proceeds from these short-terms loans were used for working capital needs..

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to (1) RMB570.0 million ($90.7 million) in the year ended December 31, 2010 mainly related to payment for construction of Daqing Phase III facility and our liquid carbon dioxide project at our Shouguang facility of RMB537.6 ($85.5 million), and cash used to purchase certain land use rights of RMB32.4 million ($5.2 million), (2) RMB303.1 million ($48.2 million) in the year ended December 31, 2011 mainly related to payment for construction of the liquid carbon dioxide improvement project and crude corn oil project at our Shouguang facility of RMB154.6 million ($24.6 million), and the payment for completing our Daqing Phase III facility of RMB148.5 million ($23.6 million) and (3) RMB213.5 million ($34.0 million) in the year ended December 31, 2012 mainly related to prepayment for certain land use right of RMB89.6 million ($14.3 million) and restricted bank deposits of RMB75.0 million ($11.9 million) at the Industrial & Commercial Bank of China of RMB35.0 million ($5.6 million) and the Agricultural Bank of China of RMB40.0 million ($6.3 million) for purpose of securing the bank borrowings and payment for completing our Daqing Phase III construction of RMB48.8 million ($7.8 million).

Future Capital Requirements—We had cash on hand of RMB341.0 million ($54.3 million) RMB223.9 million ($35.6 million) and RMB610.7 million ($97.2 million) on December 31, 2010, 2011 and 2012, respectively. We expect our capital expenditures over the next several years to increase as we execute our expansion plan to further improve our existing facilities and acquire new facilities. Our primary planned capital expenditures for fiscal year 2013 are for expansion of our production facility for the new foam insulation and CPE projects. We expect our capital expenditures in 2013 to range from approximately RMB 300.0 million (US$ 47.7 million) to RMB 400.0 million (US$ 63.6 million). We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through short-term loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.    Research and Development

We spent approximately RMB611,200 ($97,239.7), RMB432,300 ($68,777.3) and RMB668,800 ($106,404), during the fiscal years ended December 31, 2010, 2011 and 2012, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for its RMB512.4 million ($81.5 million) short-term bank loans that matured within one year. We guaranteed the granaries’ bank loans amount of up to RMB412.4 million ($65.6 million), and the remaining bank loans we guaranteed of RMB100.0 million ($15.9million) was agreed to after the borrowers had provided guarantee to us of short-term bank loans of RMB253.2 million ($40.3 million).  Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	—	—	—	—	—
Purchase obligation for corn	427.2	427.2	—	—	—
Short-term debt	842.2	842.2	—	—	—
Long-term debt	—	—	—	—	—

Total:	1,269.4	1,269.4	—	—	—

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	42	Chief Executive Officer and Chairman of the Board
Bing Yu	36	Chief Strategy Officer
Yuanqin Chen	29	Chief Financial Officer
Hengxiu Song	41	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	53	Chief Technology Officer
Yunsheng Wang	51	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	48	Independent Director
Xisheng Lu	62	Independent Director
Binbin Jiang	38	Independent Director

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

Mr. Wen Jiang, Independent Director

Mr. Wen Jiang has served as Managing Director of an accounting firm, Wen Jiang & Company, PC, aka Wen Y Jiang CPA, PC in Portland, Oregon since August 1993, which has provided services to more than 300 clients in the public and private sectors. From October 1990 to July 1993, Mr. Jiang served as an accountant at Larson, Dowsett & Fogg, CPA’s, PC in Portland, Oregon. Mr. Jiang has also served as an independent director of Andatee China Marine Fuel Services Corporation since May 2009, an independent director of China Industrial Waste Management, Inc. from August 2010 to September 2011, and a trustee of Robert E. & Joanne Gillespie Irrevocable Trust since 1994. He is a licensed CPA in the State of Oregon (1993) and a registered member with PCAOB. Mr. Jiang holds a Bachelor’s degree of Science in Accounting from Eastern Oregon University (1989).

Mr. Xisheng Lu, Independent Director

Mr. Xisheng Lu has served as Chairman & Factory Director of Jin Long Distillery Factory in Qionglai City, Sichuan Province, China since 1991. From 1976 to 1990, he served as Factory Director of the First Liquor Making Branch Factory of Qionglai Sugar & Liquor Factory, the predecessor of Jin Long Distillery Factory. In 2002, Mr. Lu was elected as a standing director of the Alcoholic Drinks (baijiu) Association of Sichuan Province and an editor of the Sichuan Province Alcoholic Drinks (baijiu) Magazine. In 2007, Mr. Lu received the certificate of National Senior Alcoholic Drinks (ba jiu) maker. Mr. Lu is a Senior Engineer for the making of baijiu. He has nearly 40 years’ experience in the baijiu industry.

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

B.    Compensation

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation to our executive officers and directors was RMB 4,140,000 ($658,658.8).

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

C.    Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was elected at our 2012 annual meeting of shareholders, which was held on January 18, 2013, to hold office until our next annual meeting of shareholders, which we currently expect will be held in December 2013. Jinmiao Wang, Hengxiu Song and Binbin Jiang were re-elected as our directors, and Wen Jiang and Xisheng Lu were elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011.

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

Board Committees

Audit Committee

Our audit committee consists of Wen Jiang, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Wen Jiang is the chairman of our audit committee and meets the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Wen Jiang, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Binbin Jiang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Wen Jiang, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Xisheng Lu is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.    Employees

As of the date of this annual report, our Shouguang facility had 624 full-time employees and our Daqing facility had 489 full-time employees for a total of 1,113 full time employees, which is comprised of 826 manufacturing staff, 249 management and administrative personnel, and the rest, 38 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB6.2 million ($1.0 million), RMB10.5 million ($1.7 million) and RMB9.4 million ($1.5 million) for the years ended December 31, 2010, 2011 and 2012, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2012, we have paid RMB91,950 ($14,629) and RMB3,687,000 ($586,588) for group casualty insurance and pension insurance, respectively.

E.     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 24, 2013, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—
Bing Yu, Chief Strategy Officer	—	—
Yuanqin Chen, Chief Financial Officer	—	—
Wei Qi, Chief Technology Officer	—	—
Hengxiu Song, Chief Operations Officer, General Manager of Shandong Borun and Director	—	—
Yunsheng Wang, General Manager of Daqing Borun	—	—
Binbin Jiang, Independent Director	—	—
Wen Jiang, Independent Director	—	—
Xisheng Lu, Independent Director	—	—
All directors and executive officers as a group (9 persons):	—	—

Principal Shareholders:
King River Holding Limited(1)	14,297,377	55.58%

(1)	King River Holding Limited is a British Virgin Islands company which is 100% controlled and owned by Mrs. Wang, the mother of our CEO Mr. Jinmiao Wang, however, Mr. Wang expressly disclaims any nominal or beneficial ownership of the shares owned by King River Holding Limited and shares of capital stock of any of our group companies. Mrs. Wang has sole voting power and investment control of the shares held by King River Holding Limited, the business address of which is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

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

Reorganization of Shandong Borun and merger of WGC into Shandong Borun

As of November 15, 2012, WGC has merged with and into Shandong Borun and Shandong Borun reorganized into a wholly owned subsidiary of China High.

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

Additional Related Party Transactions

There were no related party transactions in the fiscal year ended December 31, 2012.

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

We did not declare any dividends in 2010, 2011 and 2012. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.       THE OFFER AND LISTING.

A.     Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 19, 2013, the closing sale price of our ADSs as reported on the NYSE was $1.23 per ADS.

	Sale Price
	High	Low
Annual High and Low
2011	$14.29	$2.94
2012	$4.77	$1.54
Quarterly High and Low
First Quarter 2011	$14.29	$10.05
Second Quarter 2011	$11.51	$3.92
Third Quarter 2011	$7.91	$3.05
Fourth Quarter 2011	$4.59	$2.94
First Quarter 2012	$4.77	$2.77
Second Quarter 2012	$3.21	$2.00
Third Quarter 2012	$2.48	$1.73
Fourth Quarter 2012	2.34	1.54
Monthly High and Low
October 2012	$2.34	$2.13
November 2012	$2.27	$1.58
December 2012	$1.77	$1.54
January 2013	$1.65	$2.18
February 2013	$1.65	$1.95
March 2013	$1.73	$1.42
April 2013 (through April 19, 2013)	$1.44	$1.19

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

We obtained a short-term bank loan of RMB10,000,000 ($1,590,963) from Agricultural Development Bank of China and a short-term bank loan of RMB20,000,000($3,181,927) from Industrial & Commercial Bank of China which were secured by our equipment and raw material with total carrying value of RMB70,739,729 ($11,254,431) and RMB38,160,000 ($6,071,116), respectively.

We also obtained two short-term bank loans of RMB120,000,000 ($19,091,560) from Agricultural Development Bank of China which were jointly guaranteed by third party guarantor and our Chief Executive Officer Mr. Jinmiao Wang. Pursuant to the guarantee agreements, we granted equity interests of Daqing Borun, security interests in our buildings and land-use rights and raw materials to the third party guarantor with total carrying values of RMB29,815,366 ($4,743,515), RMB3,674,935 ($584,669), and RMB13,356,000 ($2,124,891), respectively.

The mortgage and the counter-guarantee mortgage agreements are effective so long as the loans referenced above are outstanding. If we do not pay the loans on time, then the China People’s Court may seize the property. We have the duty to maintain the property and its value. If the property is damaged or destroyed, we must timely notify the banks and the guarantors, and they may collect the insurance proceeds. After signing these contracts, we were required to purchase and did purchase insurance on the collateral and the banks and guarantors were to be named the primary beneficiary of the insurance. They have the right to the collateral if we do not pay on time, become bankrupt or lose our business license. They may proceed with their right through negotiation with us or through the Court. We shall not transfer the collateral to a third party without the prior written notice to and consent from the banks and the guarantors. We must also notify them on all material changes to our business.

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

United States Taxation

This section describes the material U.S. federal income tax considerations of the ownership and disposition of ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in ADSs. This discussion applies to holders who hold and beneficially own ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	regulated investment companies;

•	real estate investment trust;

•	insurance companies;

•	tax-exempt organizations;

•	persons that hold our ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including our ordinary shares and our ADSs) entitled to vote.

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

Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you or the Depositary actually or constructively receive such income. However, if you are an individual U.S. Holder and have held your ADSs for a sufficient period of time, distributions on our ADSs treated as dividends generally will constitute “qualified dividend income” and as a result will be taxed at preferential rates, as long as we are treated as a “qualified foreign corporation.” A foreign corporation is treated as a qualified foreign corporation for this purpose with respect to shares (including ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We expect our ADSs to continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States, and as a result we expect to be a qualified foreign corporation for this purpose. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (as discussed above under “People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, generally would constitute qualified dividend income. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Code Section 163(d)(4) will not be eligible for these reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends where the person receiving the dividends is obligated to make related payments with respect to positions in substantially similar or related property, even if the minimum holding period has been met. Distributions on our ADSs will not be eligible for the “dividends-received deduction” available to corporate U.S. holders.

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

Sales and other dispositions of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” when you sell or otherwise dispose of our ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amounts realized on such sale or other disposition and your adjusted tax basis in our ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for our ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual U.S. Holder, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. Any gain or loss recognized generally will be treated as derived from U.S. sources for U.S. foreign tax credit limitation purposes; however, as discussed above under “People’s Republic of China Taxation,” if the PRC tax authorities were to assert that any gains recognized were subject to PRC tax and you were eligible for the benefits of the Treaty, such gains or losses might be resourced under the Treaty to the PRC, and as a result treated as derived from non-U.S. sources for U.S. foreign tax credit purposes. Please see above under “People’s Republic of China Taxation,” “Effect of Uncertainties Relating to PRC Taxation” and “Foreign Tax Credit Considerations” for further discussions of the uncertainties relating to PRC taxation and the effect of such uncertainty on U.S. Holders.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Further we do not expect to become a PFIC for our taxable year ending December 31, 2013 or thereafter, although there can be no assurance in this regard.

In general, we would be a PFIC for any taxable year in which at least 75% of our gross income is passive income or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we directly or indirectly own at least 25% (by value) of the stock of another corporation (including, for example, our principal operating subsidiaries), for purposes of the PFIC tests we will be treated as owning our proportionate share of such other corporation’s assets and receiving our proportionate share of such other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

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

In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us as ‘‘qualified dividend income’' (described above under “Dividends on ADSs”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, regardless of whether we are otherwise a qualified foreign corporation.

You will be required to file Internal Revenue Service Form 8621 if you recognize gain on the sale of PFIC stock, receive a distribution from a PFIC, or make a QEF or mark-to-market election with respect to a PFIC. Pursuant to recently enacted legislation, if we are classified as a PFIC, a U.S. Holder of our ADSs also may be required to file an annual information report even if such person did not recognize gain on the sale of such PFIC stock, receive a distribution from such PFIC, or make a QEF or mark-to-market election with respect to such PFIC. However, until regulations are issued in respect of such legislation, no filing will be required unless you were already required to make a filing under the rules applicable prior to the new legislation. If we are a PFIC for any taxable year during which you hold our ADSs and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Medicare Contribution Tax on Unearned Income

For taxable years beginning after December 31, 2012, an additional 3.8% tax is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally would include dividends on, and capital gains from the sale, retirement or other taxable disposition of our ADSs. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding our ADSs in your particular circumstances.

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

Interest Rate Risk

Our significant interest-bearing financial liabilities are borrowings. All borrowings are short-term and will be matured at various dates within the year ending December 31, 2013, which do not expose us to interest rate risk. Other financial assets and liabilities do not have material interest rate risk. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We do not use any derivative financial instruments to manage interest rate risks.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.6% in 2012 compared with 2011.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.0%, 4.9% and 0.2% in 2010, 2011 and 2012, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2012, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

We completed our initial public offering of 5,725,000 ordinary shares, in the form of 5,725,000 ADSs on June 16, 2010 at a price of $7.00 per ADS. The aggregate price of the initial public offering amount registered and sold was approximately $40.1 million, of which we received net proceeds, before expenses, of $37.3 million. Piper Jaffray & Co. was the underwriter for the initial public offering. As of December 31, 2012, we had used all the net proceeds to complete the construction of Phase III at our Daqing facility.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year ended December 31,
	2011	2012
	(RMB)	(RMB)	(US$)
Audit fees	2,520,000	2,744,800	436,688
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

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

The audit reports of BDO Dahua regarding our financial statements as of and for the fiscal years ended December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to dismiss BDO Dahua and engage BDO China Shu Lun Pan was approved by our Audit Committee on July 6, 2011.

During our recent fiscal years ended December 31, 2010, and through the date of appointment of BDO China Shu Lun Pan as the independent registered public accounting firm, we did not consult with BDO China Shu Lun Pan regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by BDO China Shu Lun Pan on our financial statements. Neither a written report nor oral advice was provided by BDO China Shu Lun Pan to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue. We have not consulted with BDO China Shu Lun Pan regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined under this Item 16F.

In connection with the audits of our financial statements for the fiscal years ended December 31, 2010, and through the date of termination of BDO Dahua as our independent accountant, there were: (i) no disagreements between our company and BDO Dahua on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO Dahua, would have caused BDO Dahua to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no “reportable events” as defined under this Item 16F.

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

The appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as our independent auditor for the fiscal year ended December 31, 2012 was ratified, confirmed, approved and adopted in our Annual General Meeting held on January 18, 2013.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of the NYSE.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The consolidated financial statements of the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, dated December 20, 2012, by and between Daqing Branch of Agricultural Development Bank of China and Daqing Borun

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage (Counter Security Contract), Dated September 11, 2012, by and between China Prosperous Cooperated & Solidarized Financing Guarantee Co. Ltd. and Daqing Borun

4.7	Guaranty Contract (Counter Security), Dated September 13, 2012, by and between Heilongjiang Zeyu Financing and Security Co., Ltd and Shandong Borun.

4.8	Counter-Guarantee (Mortgage) Agreement, Dated September 14, 2012, by and between Zhonglv Credit Guarantee Co. Ltd. and Daqing Borun

4.9	Counter-Guarantee (Mortgage) Agreement, Dated September 14, 2012, by and between Zhonglv Credit Guarantee Co., Ltd. and Daqing Borun

4.10	Commodity Financing Pledge Supervision Agreement, Dated October 10, 2012, by and among Daqing Branch of Industrial and Commercial Bank of China, China National Foreign Trade Transportation (Group) Dalian and Daqing borun

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP.

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

Date: April 24, 2013

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 24, 2013

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Assets
Cash	223,875,750	610,692,645	97,158,960
Restricted cash (note 13)	—	75,000,000	11,932,225
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, as of December 31, 2011 and 2012, respectively (note 4)	300,023,348	302,779,899	48,171,172
Inventories (note 5)	86,205,820	138,280,880	21,999,981
Advance to suppliers (note 6)	143,742,755	67,828,505	10,791,266
Other receivables (note 7)	12,682,305	34,880,868	5,549,418
Prepaid expenses	3,957,293	6,039,816	960,913
Total current assets	770,487,271	1,235,502,613	196,563,935
Property, plant and equipment, net (note 8)	1,127,381,307	1,047,934,015	166,722,459
Land use rights, net (note 9)	57,583,427	56,432,887	8,978,265
Intangible assets, net (note 10)	17,301,257	13,475,014	2,143,825
Other non-current assets (note 11)	—	89,648,135	14,262,690
Total assets	1,972,753,262	2,442,992,664	388,671,174

Liabilities and Shareholders' Equity
Trade accounts payable	13,200,118	12,605,132	2,005,430
Accrued expenses and other payables (note 12)	86,945,695	63,942,736	10,173,055
Income taxes payable	34,475,778	6,661,771	1,059,863
Short-term borrowings (note 13)	508,700,000	842,200,000	133,990,932
Total current liabilities and total liabilities	643,321,591	925,409,639	147,229,280

Commitments and Contingencies (note 17)
Shareholders' equity (note 14)
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2011 and 2012, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,478,114
Retained earnings—appropriated	99,586,852	118,401,996	18,837,323
Retained earnings—unappropriated	762,010,754	931,347,064	148,173,902
Accumulated other comprehensive income (loss)	(473,718)	(473,818)	(73,170)
Total shareholders' equity	1,329,431,671	1,517,583,025	241,441,894
Total liabilities and shareholders' equity	1,972,753,262	2,442,992,664	388,671,174

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	($)
Revenues	1,713,924,878	2,685,223,409	2,587,441,751	411,652,494
Cost of goods sold	1,308,303,166	2,175,060,342	2,240,600,096	356,471,259

Gross profit	405,621,712	510,163,067	346,841,655	55,181,235

Operating expenses:
Selling	2,981,049	5,281,112	4,566,943	726,584
General and administrative	42,734,994	53,779,944	49,845,321	7,930,208

Total operating expenses	45,716,043	59,061,056	54,412,264	8,656,792

Operating income	359,905,669	451,102,011	292,429,391	46,524,443

Other (income) expenses:
Interest income	(646,231)	(1,169,183)	(1,364,810)	(217,136)
Interest expense	12,608,465	34,114,359	42,767,789	6,804,198
Others, net	254,366	(32,319)	157,807	25,107

Total other expense, net	12,216,600	32,912,857	41,560,786	6,612,169

Income before income taxes	347,689,069	418,189,154	250,868,605	39,912,274
Income tax expense (note 16)	88,264,738	105,194,680	62,717,151	9,978,069

Net income	259,424,331	312,994,474	188,151,454	29,934,205
Participation in undistributed earnings by preference shareholders	(27,744,622)	—	—	—
Net income attributable to ordinary shareholders	231,679,709	312,994,474	188,151,454	29,934,205

Other Comprehensive Income:
Foreign currency translation adjustment	(154,780)	(90,730)	(100)	(16)
Total Comprehensive Income attributable to ordinary shareholders	259,269,551	312,903,744	188,151,354	29,934,189

Earnings per share (note 2):
Basic and Diluted	11.07	12.17	7.31	1.16

Weighted average ordinary shares outstanding (note 2):
Basic and diluted	20,927,117	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Class A Convertible Preference Share		Class B Convertible Preference Share		Class C Convertible Preference Share		Ordinary Share		Additional Paid-in Capital	Appropriated Retained Earnings	Unappropriated Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2010	3,711.952	25	1,065.330	7	374.907	3	14,847,811	101,350	227,157,411	41,314,903	247,863,898	(228,208)	516,209,389

Issuance of ordinary shares shareholder	—	—	—	—	—	—	5,725,000	39,078	241,009,909	—	—	—	241,048,987
Transfer of preference shares	(3,711.952)	(25)	(1,065.330)	(7)	(374.907)	(3)	5,152,189	35,168	(35,133)	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	259,424,331	—	259,424,331
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	26,479,421	(26,479,421)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(154,780)	(154,780)
Balance as of December 31, 2010	—	—	—	—	—	—	25,725,000	175,596	468,132,187	67,794,324	480,808,808	(382,988)	1,016,527,927

Net income	—	—	—	—	—	—	—	—	—	—	312,994,474	—	312,994,474
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	31,792,528	(31,792,528)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(90,730)	(90,730)

Balance as of December 31, 2011	—	—	—	—	—	—	25,725,000	175,596	468,132,187	99,586,852	762,010,754	(473,718)	1,329,431,671

Net income	—	—	—	—	—	—	—	—	—	—	188,151,454	—	188,151,454
Transfer to statutory reserves	—	—	—	—	—	—	—	—	—	18,815,144	(18,815,144)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(100)	(100)

Balance as of December 31, 2012	—	—	—	—	—	—	25,725,000	175,596	468,132,187	118,401,996	931,347,064	(473,818)	1,517,583,025

Balance as of December 31, 2012 ($)	—	—	—	—	—	—	25,725,000	25,725	74,478,114	18,837,323	148,173,902	(73,170)	241,441,894

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	($)
Net income	259,424,331	312,994,474	188,151,454	29,934,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	46,108,118	83,808,331	97,416,071	15,498,540
Amortization expense	4,599,015	4,976,783	4,976,783	791,788
Changes in operating assets and liabilities:
Trade accounts receivable	(57,082,888)	(171,542,845)	(2,756,551)	(438,557)
Inventories	(47,857,728)	10,736,967	(52,075,060)	(8,284,951)
Prepaid expenses and other current assets	(71,194,527)	(79,050,747)	51,633,164	8,214,648
Trade accounts payable	(12,528,255)	(16,022,516)	(594,986)	(94,660)
Accrued expenses and other payables	83,175,504	14,672,516	7,836,558	1,246,768
Income tax payable	(10,308,927)	14,767,904	(27,814,007)	(4,425,107)

Net cash provided by operating activities	194,334,643	175,340,867	266,773,426	42,442,674

Cash flows from investing activities:
Restricted bank deposits	—	—	(75,000,000)	(11,932,225)
Purchases of property, plant and equipment	(537,568,350)	(303,083,944)	(48,808,296)	(7,765,220)
Payments of land use rights	(32,386,000)	—	(89,648,135)	(14,262,690)

Net cash used in investing activities	(569,954,350)	(303,083,944)	(213,456,431)	(33,960,135)

Cash flows from financing activities:
Capital contribution	256,100,772	—	—	—
Proceeds from short-term borrowings	498,000,000	525,700,000	1,009,700,000	160,639,567
Repayments of short-term borrowings	(143,200,000)	(515,000,000)	(676,200,000)	(107,580,941)

Net cash provided by financing activities	610,900,772	10,700,000	333,500,000	53,058,626

Effect of foreign currency exchange translation	(81,518)	(65,787)	(100)	(16)

Net increase (decrease) in cash	235,199,547	(117,108,864)	386,816,895	61,541,149
Cash—beginning of year	105,785,067	340,984,614	223,875,750	35,617,811

Cash—end of year	340,984,614	223,875,750	610,692,645	97,158,960

Supplemental disclosure of cash flow information:
Income taxes	98,573,665	90,426,776	90,531,158	14,403,175
Interest	12,608,465	34,114,359	42,767,789	6,804,198

Non-cash investing activities:

Accrued fixed asset purchases	81,865,371	37,639,864	6,800,347	1,081,910

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation (“New Borun”), Golden Direction Limited (“Golden Direction”), China High Enterprises Limited (“China High”), Weifang Great Chemical, Inc. (“WGC”), Shandong Borun Industrial Co., Ltd. (“Shandong Borun”) and Daqing Borun Biotechnology Co., Ltd (“Daqing Borun”).  New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the “Company”.

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

In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the "Restructuring"). Shandong Borun was set up in the city of Shouguang in China's Shandong Province by Mr. Jinmiao Wang (“Mr. Wang”) and his family members (collectively the "Wang Family") on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-50-15-6, “Business Combinations”.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

1.    Description of business (Continued)

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with FASB ASC Topic 805, “Business Combinations”. Anxin Tongwei began production of edible alcohol in 2005; however, due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees or revenue. Accordingly, under FASB ABC Topic 805, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business and, as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately RMB110million ($17.5 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner's "dry" method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard "corn deep-processing" as a part of the biotechnology field, we named it accordingly).

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC Topic 805-50-15-6.  Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

On November 15, 2012, WGC merged into Shandong borun, as a result of the merger WGC is deregistered and China High obtained 100% direct control over Shandong Borun. As WGC has no operating activities during the year ended December 31, 2010, 2011 and 2012, the restructure has no impact on the Company’s consolidated financial statements.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed ("DDGS Feed"), liquid carbon dioxide and crude corn oil in the PRC.

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

Segment Reporting

The Company operates and manages its business as a single segment since the Company’s products have similar nature and production procedures. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the result of the operation for all products as a whole when making decisions about allocating resources and assessing performance of the Company. In accordance with FASB ASC Topic 280-10, the Company is not required to report the segment information for the products.

As the Company primarily generates its revenues from customers in the PRC, and all of the Company’s sales and all of the Company’s long-lived assets are located in the PRC, no geographical segments are presented.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Foreign Currency Translation

The Company's financial statements are presented in Chinese Renminbi (“RMB”), which is the Company's reporting currency. The functional currency of the Company's subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company's subsidiaries in the PRC is RMB.

In accordance with FASB ASC Topic 830, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from U.S.dollar into RMB are recorded in shareholders' equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.2855 to one Dollar ($), which is published by the People's Bank of China on December 31, 2012. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 605, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers' warehouse or designated destination, or at the time products are picked up by the customers at the Company's warehouse.

Revenues presented on the consolidated statements of operations and comprehensive income are net of sales taxes and surcharges.

Consumption tax

The Company is subject to consumption tax imposed by the PRC Government on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol. The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2010, 2011 and 2012 are RMB63,587,638, RMB101,796,398 and RMB95,920,874 ($15,260,659), respectively. As of December 31, 2011 and 2012, consumption tax payable are included in “VAT and other taxes payable” under “Accrued expenses and other payables” amounted to RMB21,019,617 and RMB18,206,743 ($2,896,626), respectively.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2010, 2011 and 2012.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2010, 2011 and 2012.

Shipping and Handling Costs

The Company records all charges for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income”. FASB ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.    Summary of significant accounting policies (Continued)

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under FASB ASC Topic 350-30, General Intangibles Other Than Goodwill. The current production license for use in the production and distribution of edible alcohol renewed in October 2011with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company's historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 4.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

Impairment of Long-Lived Assets

The Company, in accordance with FASB ASC Topic 360, “Property, Plant and Equipment”, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2010, 2011 and 2012.

Retirement and Other Postretirement Benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Company accounts for the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of FASB ASC Topic 715, “Compensation—Retirement Benefits”.

The total amounts for such employee benefits which were expensed were RMB6,242,539, RMB10,533,795 and RMB9,448,608 ($1,503,239) for the years ended December 31, 2010, 2011 and 2012, respectively.

Value added tax

All the PRC subsidiaries of the Company are subject to value added tax (“VAT”) imposed by the PRC government on its purchase and sales of goods, its purchase of property, plant and equipments and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable – output VAT. As of December 31, 2011 and 2012, the trade accounts receivable included the output VAT charged to customers are RMB41,334,639 and RMB41,816,583 ($6,652,865), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipments from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable – input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipments and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2011 and 2012, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB nil and RMB14,068,225 ($2,238,203), respectively.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity's registered capital. The annual appropriations of reserves of WGC, Shandong Borun and Daqing Borun are 10%, 10% and 10%, respectively, of the net profit after taxation. For the years ended December 31, 2010, 2011 and 2012, the Company made transfers to this reserve fund in the amounts of RMB26,479,421, RMB31,792,528 and RMB18,815,144 ($2,993,420) , respectively.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not approved any dividend payment for the year ended December 31, 2010, 2011 and 2012.

Income Taxes

The Company follows FASB ASC Topic 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted FASB ASC Topic 740-10-25 on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of FASB ASC Topic 740-10-25.

Earning per share

Earnings per share is calculated in accordance with FASB ASC Topic 260, “Earnings Per Share”. Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Two-Class Method prescribed under FASB ASC 260-10 is used to calculate earnings per share data for preference shares that are participating securities. The preference shareholders participate in undistributed earnings with ordinary shareholders. The preference shareholder is entitled to receive dividends, when declared, on a basis equivalent to holders of ordinary shares. The holder is also entitled to undistributed earnings proportionate to its ownership interest. Undistributed earnings for a period are allocated to the preference shareholder based on its contractual participation rights to share in those current earnings as if all of the earnings for the period had been distributed.

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

	Year Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	($)
Net income	259,424,331	312,994,474	188,151,454	29,934,205

Undistributed earnings available to ordinary and preference shareholders	259,424,331	312,994,474	188,151,454	29,934,205
Participation in undistributed earnings by preference shareholder	(27,744,622)	—	—	—

Undistributed earnings available to ordinary shareholder	231,679,709	312,994,474	188,151,454	29,934,205

Numerator:
Numerator for basic and diluted earnings per share	231,679,709	312,994,474	188,151,454	29,934,205

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	20,927,117	25,725,000	25,725,000	25,725,000

Earnings per share:
Basic and diluted	11.07	12.17	7.31	1.16

Upon the Company completed its initial public offering (the "IPO") on June 11, 2010, the Company has no preference shares since all of the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares.

Operating Risk

Concentrations of Credit Risk and Risk Factors

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2012, there was no trade accounts receivable amounted over 10% of the total balance.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

2.     Summary of significant accounting policies (Continued)

Revenues—Substantially all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, corn germ, liquid carbon dioxide and crude corn oil in PRC. Any significant decline in market acceptance of the Company's products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the customers contributed over 10% of the total revenue for the year ended December 31, 2012.

Interest Risk and Risk Factors

Borrowings—The Company’s significant interest-bearing financial liabilities are borrowings. All borrowings are short-term and will be matured at various dates within the year ending December 31, 2013, which do not expose the Company to interest rate risk.

Other financial assets and liabilities do not have material interest rate risk.

Liquidity risk

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flows from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities.

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, pricing and supply of corns and coals, among other things. There can be no assurance; however, those changes in political and other conditions will not result in any adverse impact.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company adopted ASU No. 2011-04 during the year, and its adoption did not have a material effect on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which required entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2011-11 is not expected to have material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The new guidance allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted for annual and interim impairment tests performed as of a date before July 27, 2012, if the financial statements for the most recent annual or interim period have not yet been issued. The Company believes that its adoption of ASU 2012-02 will not have any material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which made certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of ASU 2013-01 is not expected to have material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which superseded and replaced the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. Currently, the Company evaluated the effect of ASU 2013-02 on its consolidated financial statements and does not expect its adoption will have a material effect on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

3.     Fair value measurements

FASB ASC Topic 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

FASB ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

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

The Company adopted FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has not adopted FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of FASB ASC Topic 820 for all financial assets and liabilities did not have any impact on the Company's consolidated financial statements and the Company does not expect to have any impact on the Company's consolidated financial statements if FASB ASC Topic 820 for nonfinancial assets and liabilities is adopted.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable, accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable, accrued expenses and other payables are reasonable approximates of their fair value due to the short-term maturities of these instruments. All the financial instruments are for trade purposes. No level 2 or 3 fair value assessment has been made.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

4.     Trade accounts receivable, net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Trade accounts receivable	300,023,348	302,779,899	48,171,172
Less: Allowance for doubtful accounts	—	—	—
Trade accounts receivable, net	300,023,348	302,779,899	48,171,172

As of December 31, 2011 and 2012, trade accounts receivables of RMB29,196,300 and RMB nil, respectively, were pledged as collateral for bank loans.

5.     Inventories

Inventories consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Raw materials	64,898,313	100,328,496	15,961,896
Work-in-process	815,487	4,374,403	695,951
Finished goods	20,492,020	33,577,981	5,342,134
Total inventories	86,205,820	138,280,880	21,999,981

The Company did not have any inventory reserve as of December 31, 2011 and 2012. As of December 31, 2011 and 2012, certain raw materials with an aggregate carrying value of RMB35,389,200 and RMB51,516,000 ($8,196,007), respectively, were pledged as collateral for bank loans.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

6.     Advance to suppliers

Advances to suppliers consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Advance to granaries (Note (i))	143,285,000	67,210,000	10,692,865
Others	457,755	618,505	98,401
Total Advance to suppliers	143,742,755	67,828,505	10,791,266

Note (i): Advance to granaries represent deposits paid but related materials and services have not been provided to the Company.

7.    Other receivables

Other receivables consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	—	14,068,225	2,238,203
Deposit for loan guarantee	7,000,000	13,500,000	2,147,800
Due from employees	2,292,234	3,292,234	523,782
Others	3,390,071	4,020,409	639,633
Total Other receivables	12,682,305	34,880,868	5,549,418

Note (i):  As of December 31, 2011 and 2012, VAT recoverable consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB nil and RMB14,068,225 ($2,238,203), respectively.

8.     Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Buildings and improvements	365,052,501	475,282,500	75,615,703
Machinery	812,517,546	836,323,374	133,055,982
Office equipment and furnishing	1,406,173	1,406,173	223,717
Motor vehicles	4,650,975	4,650,976	739,953
Total	1,183,627,195	1,317,663,023	209,635,355
Accumulated depreciation	(180,322,583)	(277,738,654)	(44,187,201)
Construction in progress	124,076,695	8,009,646	1,274,305
Property, plant, and equipment, net	1,127,381,307	1,047,934,015	166,722,459

Certain buildings with an aggregate carrying value of RMB8,454,748 and RMB29,815,366 ($4,743,515), respectively, and certain equipment with an aggregate carrying value of RMB46,339,787 and RMB70,739,729 ($11,254,431), respectively, were pledged as collateral for bank loans as of December 31, 2011 and 2012.

The depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were RMB46,108,118, RMB83,808,331 and RMB 97,416,071 ($15,498,540), respectively.

Construction in progress refers to mainly the new office buildings, production lines and other production facilities under construction.

9.     Land use rights, net

Land use rights consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Land use right	60,630,886	60,630,886	9,646,151
Accumulated amortization	(3,047,459)	(4,197,999)	(667,886)
Land use rights, net	57,583,427	56,432,887	8,978,265

As of December 31, 2011 and 2012, certain land use rights with an aggregate carrying value of RMB 14,570,866 and RMB3,674,935($584,669), respectively, were pledged as collateral for short-term bank loans.

The amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB772,772, RMB1,150,540 and RMB1,150,540($183,047), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

9.     Land use rights, net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2013	1,150,540
2014	1,150,540
2015	1,150,540
2016	1,150,540
2017	1,150,540
Thereafter	50,680,187
Total	56,432,887

10.     Intangible assets, net

Intangible assets consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Production license	28,779,986	28,779,986	4,578,790
Accumulated amortization	(11,478,729)	(15,304,972)	(2,434,965)
Intangible assets, net	17,301,257	13,475,014	2,143,825

The amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB3,826,243, RMB3,826,243 and RMB3,826,243 ($608,741), respectively. No impairment provision has been charged for the years ended December 31, 2010, 2011 and 2012.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2013	3,826,243
2014	3,826,243
2015	3,826,243
2016	1,996,285
Total	13,475,014

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

11.  Other non-current assets

As of December 31, 2012, other non-current assets of RMB89,648,135 ($14,262,690) represent the deposits of total contract amount of land use rights for the Company’s new foam insulation and chlorinated polyethylene (“CPE”) plant.

12.  Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
Payroll and welfare payable	13,256,796	17,079,846	2,717,341
VAT and other tax payables	29,906,387	32,659,507	5,196,008
Other payables and accruals	6,142,648	7,403,036	1,177,796
Purchase fixed assets payables	37,639,864	6,800,347	1,081,910
Total	86,945,695	63,942,736	10,173,055

13.  Short-term borrowings

Short-term borrowings consisted of the following:

	December 31,
	2011	2012	2012
	(RMB)	(RMB)	($)
From Financial institutions:

Industrial & Commercial Bank of China (note (i))	48,000,000	150,000,000	23,864,450
Agricultural Bank of China (note (ii))	163,200,000	273,200,000	43,465,119
Longjiang Bank (note (iii))	95,000,000	94,000,000	14,955,055
China Construction Bank (note (iv))	70,000,000	150,000,000	23,864,450
Agricultural Development Bank of China (note (v))	132,500,000	175,000,000	27,841,858

Total	508,700,000	842,200,000	133,990,932

The subsidiaries of the Company have short-term loans with various banks.

As of December 31, 2011, these loans totaled RMB 508,700,000. These loans are granted with the provision of corporate and personal guarantees jointly by the Company and secured by the Company’s equipments and raw materials. All of the outstanding balances were obtained from five banks mentioned above with terms ranged from 6 to 12 months. These loans bear interest at prevailing lending rates in China ranging from 6.06 % to 9.18% per annum. These loans have been fully repaid during 2012.

Note (i):	During the year ended December 31, 2012, Industrial & Commercial Bank of China granted the Company six loans including:
•

A short-term loan of RMB20,000,000 ($3,181,927) . The interest thereon bear at a floating rate that is based on 120% of the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB20,000,000 ($3,181,927) was outstanding, which has been fully repaid on April 10, 2013. Borrowings under the loan agreement are secured by raw materials of Daqing Borun amount to RMB38,160,000 ($6,071,116).

•	Three short-term loans amounted of RMB60,000,000 ($9,545,780). The interest thereon is calculated based on a fixed rate of 6.00% per annum. As of December 31, 2012, an amount of RMB60,000,000 ($9,545,780) was outstanding, of which RMB15,000,000($2,386,445) will be fully repaid on October 9, 2013, RMB14,000,000($2,227,349) will be fully repaid on October 19, 2013, and RMB31,000,000($4,931,986) will be fully repaid on October 26, 2013. All borrowings under these loan agreements are guaranteed by third party guarantors.
•	Two short-term loans amounted of RMB70,000,000 ($11,136,743). The interest thereon is calculated based on a fixed rate of 5‰ per mensem. As of December 31, 2012, an amount of RMB70,000,000 ($11,136,743) was outstanding, of which RMB60,000,000($9,545,780) will be fully repaid on May 15, 2013 and RMB10,000,000($1,590,963) will be fully repaid on May 18, 2013. Borrowings under the loan agreements are secured by RMB35,000,000 ($5,568,372) deposit at the bank and guaranteed by a third party company.

Note (ii):	During the year ended December 31, 2012, Agricultural Bank of China granted the Company nine loans including:
•	A short-term loan of RMB80,000,000($12,727,707). The interest thereon is calculated based on a fixed rate of 5‰ per mensem. As of December 31, 2012, an amount of RMB80,000,000 ($12,727,707) was outstanding, which will be fully repaid on April 28, 2013. Borrowings under the loan agreements are secured by RMB40,000,000 ($6,363,853) deposit at the bank and jointly guaranteed by a third party guarantor.
•	Eight short-term loans amounted of RMB193,200,000($30,737,412). The interest thereon bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB193,200,000 ($30,737,412) was outstanding, these loans will be repaid from March to November 2013. All borrowings under the loan agreements are guaranteed by third party guarantors.

Note (iii):	During the year ended December 31, 2012, Longjiang Bank granted the Company two loans including:
•	A short-term loan of RMB29,000,000 ($4,613,794). The interest thereon is calculated based on a fixed rate of 8.83% per annum. As of December 31, 2012, an amount of RMB29,000,000 ($4,613,794) was outstanding, which will be fully repaid on July 16, 2013. Borrowing under the loan agreement is guaranteed by third party guarantor.
•

A short-term loan of RMB65,000,000 ($10,341,261). The interest thereon is calculated based on a fixed rate of 8.4% per annum. As of December 31, 2012, an amount of RMB65,000,000 ($10,341,261) was outstanding, which will be fully repaid on November 1, 2013. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun.

Note (iv):	During the year ended December 31, 2012, China Construction Bank granted the Company two loans including:
•

A short-term loan of RMB70,000,000 ($11,136,743). The interest thereon bears at a fixed rate that is based on 108% of the benchmark interest rates on the drawdown date. As of December 31, 2012, an amount of RMB70,000,000 ($11,136,743) was outstanding, which has been fully repaid on March 27, 2013. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun.

•	A short-term loan of RMB80,000,000 ($12,727,707). The interest thereon is calculated based on a fixed rate of 6% per annum. As of December 31, 2012, an amount of RMB80,000,000 ($12,727,707) was outstanding, which will be fully repaid on December 24, 2013. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun.

Note (v):	During the year ended December 31, 2012, Agricultural Development Bank of China granted the Company five loans including:
•	A short-term loan of RMB10,000,000($1,590,963). The interest thereon is calculated based on a fixed rate of 5.6% per annum. As of December 31, 2012, an amount of RMB10,000,000($1,590,963) was outstanding, which has been fully repaid on January 17, 2013. Borrowing under the loan agreement is guaranteed by third party guarantor.
•

Two short-term loans of RMB120,000,000($19,091,560). All amounts borrowed under the loan agreement bear interest at a floating rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable quarterly following the publishing of rate adjustments by the People's Bank of China during the term of the loan). As of December 31, 2012, an amount of RMB120,000,000 ($19,091,560) was outstanding, both of the loans will be fully repaid on September 13, 2013. Borrowings under the loan agreement are guaranteed by third party guarantor and the Chief Executive Officer Mr. Jinmiao Wang simultaneously. Pursuant to the guarantee agreements, the Company granted equity interests of Daqing Borun, security interests in its buildings and land-use rights and raw materials to the third party guarantor with total carrying values of RMB29,815,366 ($4,743,515), RMB3,674,935 ($584,669), and RMB 13,356,000 ($2,124,891), respectively.

•	A short-term loan of RMB10,000,000($1,590,963). The interest thereon bear at a floating rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People's Bank of China during the term of the loan and calculated piecewise). As of December 31, 2012, an amount of RMB10,000,000 ($1,590,963) was outstanding, which will be fully repaid on September 19, 2013. Borrowing under the loan agreement is secured by equipments of Daqing Borun with total carrying value of RMB70,739,729 ($11,254,431) and guaranteed by the Chief Executive Officer Mr. Jinmiao Wang.
•	In December 2012, Daqing Borun entered into a loan agreement with Agricultural Development Bank of China pursuant to which Daqing Borun may borrow up to RMB 140,000,000 ($22,273,487). Daqing Borun drew down RMB10,000,000 ($1,590,963) in December 11, 2012, RMB20,000,000($3,181,927) in December 17, 2012 and RMB5,000,000($795,482) in December 26, 2012. As of December 31, 2012, Daqing Borun had RMB105,000,000 ($16,705,115) available for borrowing under such loan agreement. All amounts borrowed under the loan agreement bear interest at a floating rate that is based on the prime rate published by the People's Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People's Bank of China during the term of the loan and calculated piecewise) .Borrowings under the loan agreement are guaranteed by the Chief Executive Officer Mr. Jinmiao Wang.

The weighted average interest rates on the bank loans for the years ended December 31, 2011 and 2012 were 6.88% and 6.53%.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

14.  Shareholders' equity (Continued)

On June 11, 2010, the Company completed its IPO and issued 5,725,000 American Depositary Shares ("ADSs"), representing 5,725,000 ordinary shares. Meanwhile, the Class A, B and C convertible preference shares were automatically converted into 5,152,189 ordinary shares. As of December 31, 2011 and 2012, the total ordinary shares of the Company were 25,725,000 and 25,725,000, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

15.  Restricted net assets

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A wholly owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shandong Borun is a wholly-owned foreign invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Daqing Borun was established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company's PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB177,411,154 and RMB196,226,298 ($31,218,884) as of December 31, 2011 and 2012 respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

16.  Income taxes

New Borun incorporated in Cayman Islands and Golden Direction incorporated in the British Virgin Islands are at statutory tax rate of nil, China High was incorporated in Hong Kong's Special Administrative Region is at statutory tax rate of 16.5%. Shandong Borun, Daqing Borun and WGC are PRC operating companies and are subject to PRC Enterprise Income Tax.  Pursuant to the PRC Enterprise Income Tax Law, Enterprise Income Tax is generally imposed at a statutory rate of 25%.

The following table represents the Company's effective tax rate reconciliation for the periods presented:

	Year Ended December 31,
	2010	2011	2012
Statutory tax rate	25%	25%	25%
Expenses not deductible	0.39%	0.15%	—%
Income not subject to tax	—	—	—
Effective tax rate	25.39%	25.15%	25%

The provision for income taxes consists of taxes on income from operations plus changes in deferred taxes for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	($)
Current tax expenses	88,264,738	105,194,680	62,717,151	9,978,069

Income tax expense	88,264,738	105,194,680	62,717,151	9,978,069

The Company did not have any significant temporary differences relating to deferred tax assets/ liabilities as of December 31, 2011 and 2012.

Pursuant to PRC Enterprise Income Tax Law (“EIT”), the PRC subsidiaries of China New Borun is obligated to withhold income tax on dividends paid-out to the U.S. entity, a foreign entity, and non-resident, for earnings retained after January 1, 2008. The applicable tax rate is 5% on the dividends paid-out. As the PRC subsidiaries are wholly or majority owned by the U.S. holding entity, the Company anticipates no cash dividends in the foreseeable futures, and all earnings will be used to re-invest in the PRC subsidiaries. Accordingly, no withholding income tax was accrued.

The Company has adopted FASB ASC Topic 740-10-05, Income Taxes. To date, the adoption of this interpretation has not impacted the Company’s financial position, results of operations, or cash flows. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2012, management considered that the Company had no uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in RMB unless otherwise stated)

17.  Commitments and contingencies

As of December 31, 2011 and 2012, capital commitment for purchase of property, plant and equipment were RMB10,500,702 and RMB nil, respectively.

The Company did not have any significant lease commitment as of December 31, 2011 and 2012.

As of December 31, 2011 and 2012, purchase obligations for corn were RMB 841,465,000 and RMB 427,231,000 ($67,970,885), respectively.

As of December 31, 2012, the Company was not any party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

As of December 31, 2012, the Company guaranteed the short-term bank loans amount to RMB 512,400,000($81,520,961) for third parties as a guarantor, thereinto, the Company guaranteed for the granaries for the bank loans amount to RMB 412,400,000($65,611,328) , the remaining bank loans was guaranteed for the reciprocal guarantors.

18.  Subsequent events

In January 2013, Shandong Borun has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500 million ($79.5 million) with the Shanghai Stock Exchange (the “Registered Plan”). Under the Registered Plan, Shandong Borun issued three-year fixed-rate private placement bonds with a principle amount of RMB350 million ($55.7 million) (the “BORN Bonds”).

The BORN Bonds were issued at face value, bear a fixed annual interest rate of 9.3%, and will mature in 2016. At the end of the second year during the life of the BORN Bonds, Shandong Borun can decide whether to raise interest rate, and bondholders have the right to sell back, in whole or in part, at face value. Proceeds from issuance of the BORN Bonds will be used for working capital and capital expenditure purposes. Under the Registered Plan, Shandong Borun has the option to issue a second tranche of private placement bonds within six months of registration, with a principle amount of RMB150 million ($23.8 million) and same terms as the BORN Bonds.

