Form 20-F
period 2013-12-31
CHINA NEW BORUN Corp
filed 2014-04-25
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-34754

China New Borun Corporation
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Bohai Industrial Park, Yangkou Town, Shouguang, Shandong, People’s Republic of China 262715
(Address of principal executive offices)

Mr. Yuanqin (Terence) Chen

Chief Financial Officer

Telephone: +86 536 545 1199

E-mail: terence.chen@chinanewborun.com

Bohai Industrial Park, Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary shares, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

25,725,000 Ordinary Shares, par value $0.001 per share, as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CHINA NEW BORUN CORPORATION

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED OCTOBER 24, 2013, BY AND BETWEEN DAQING BRANCH OF CHINA CONSTRUCTION BANK AND DAQING BORUN
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4-6	MORTGAGE CONTRACT, DATED NOVEMBER 28, 2013, BY AND BETWEEN DAQING BRANCH OF AGRICULTURAL DEVELOPMENT BANK OF CHINA AND DAQING BORUN
EX-4-7	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED NOVEMBER 4, 2013, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO. LTD. AND DAQING BORUN
EX-4-8	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED NOVEMBER 4, 2013, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO. LTD. AND DAQING BORUN
EX-4-9	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED NOVEMBER 4, 2013, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO., LTD. AND DAQING BORUN
EX-4-10	COUNTER-GUARANTEE (MORTGAGE) AGREEMENT, DATED NOVEMBER 4, 2013, BY AND BETWEEN ZHONGLV CREDIT GUARANTEE CO., LTD. AND SHANGDONG BORUN
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

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

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.0969 to $1.00 as published by the People’s Bank of China on December 31, 2013. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

The forward-looking statements contained in this annual report speak only as of the date of this annual report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this annual report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

PART I.

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.   Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2011, 2012 and 2013, and the selected audited balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2009 and 2010 and the selected historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	$
Revenues	1,060,493,812	1,713,924,878	2,685,223,409	2,587,441,751	2,254,970,152	369,855,197
Cost of goods sold	811,865,247	1,308,303,166	2,175,060,342	2,240,600,096	2,009,229,511	329,549,363
Gross profit	248,628,565	405,621,712	510,163,067	346,841,655	245,740,641	40,305,834
Selling, general and administrative expenses	22,547,881	45,716,043	59,061,056	54,412,264	46,805,917	7,677,002
Operating income	226,080,684	359,905,669	451,102,011	292,429,391	198,934,724	32,628,832
Other expenses	3,408,024	12,216,600	32,912,857	41,560,786	92,256,382	15,131,687
Income before income taxes	222,672,660	347,689,069	418,189,154	250,868,605	106,678,342	17,497,145

Income tax expense	56,262,029	88,264,738	105,194,680	62,717,151	27,150,033	4,453,088

Net income	166,410,631	259,424,331	312,994,474	188,151,454	79,528,309	13,044,057
Amortization of preference share discount	—	—	—	—	—	—
Participation in undistributed earnings by preference shareholders	(42,868,951)	(27,744,622)	—	—	—	—
Net income attributable to ordinary Shareholders	123,541,680	231,679,709	312,994,474	188,151,454	79,528,309	13,044,057

Earnings per share(1)
Basic and diluted	8.32	11.07	12.17	7.31	3.09	0.51

Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	20,927,117	25,725,000	25,725,000	25,725,000	25,725,000

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

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	251,807,507	647,739,510	770,487,271	1,235,502,613	1,630,542,814	267,438,012
Total assets	765,860,621	1,762,905,212	1,972,753,262	2,442,992,664	2,933,556,176	481,155,371
Total liabilities	249,651,232	746,377,285	643,321,591	925,409,639	1,337,165,574	219,318,928
Total shareholders’ equity	516,209,389	1,016,527,927	1,329,431,671	1,517,583,025	1,596,390,602	261,836,443

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.0969 to USD 1.00 as published by the People’s Bank of China on December 31, 2013. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.1610 to $1.00 as of April 22, 2014.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2009	6.8282	6.8317	6.8420	6.8272
2010	6.6227	6.7668	6.8280	6.6227
2011	6.3009	6.4445	6.5891	6.3009
2012	6.2855	6.3108	6.3449	6.2787
2013	6.0969	6.1896	6.2795	6.0969
Most recent six months
October 2013	6.1425	6.1393	6.1458	6.1330
November 2013	6.1325	6.1372	6.1482	6.1305
December 2013	6.0969	6.1160	6.1352	6.0969
January 2014	6.1050	6.1043	6.1109	6.0930
February 2014	6.1214	6.1128	6.1224	6.1053
March 2014	6.1521	6.1358	6.1521	6.1190
April 2014 (through April 22)	6.1610	6.1543	6.1610	6.1490

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

RISKS RELATED TO OUR COMPANY

If we fail to accurately project demand for our key products, i.e., edible alcohol and its by-products, we may encounter problems of over capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Historically, edible alcohol production capacity has exceeded actual market demand. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the suspension in approvals for new corn deep-processing production projects in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

Currently, purchase orders from our customers are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, could materially and adversely affect our business, financial condition and results of operations.

Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our capacity for the years ended December 31, 2012 and 2013. Starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. In 2013, we reached approximately 75.6% of our total capacity. If the demand for edible alcohol does not increase as we expect or at a slower pace, we may encounter difficulties in selling our increased production, which would materially and adversely affect our business, financial conditions and results of operations.

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

Rising prices of our raw materials for our key products could yield lower margins if we are unable to pass such rising prices on to our customers, which could reduce our profitability and have a material adverse effect on our business.

The key raw materials used in the production of our key products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass most of the rising costs on to our customers depends on a variety of factors, including but not limited to corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs, fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. In addition, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected.

If we are unable to access corn of the quality required to meet our production standards for our key products, or if we are unable to obtain a sufficient supply of raw materials from our suppliers, or at all, our business, financial condition and results of operations may suffer.

From time to time we may be unable to access corn of the quality and type that meets our production standards, which could adversely affect our financial performance. For example, if the corn is too wet or if the starch content of the corn is too low, we would be required to purchase and then process larger quantities of such lower-quality corn in order to maintain the same quality in the production of our edible alcohol, and such increased raw material cost, as well as increased energy costs of burning more coal in order to process the increased amount of corn, would reduce our profit margins. Our extended inability to obtain and process corn of the required quality would also reduce our annual production.  Furthermore, if we experience a shortage in our supply of corn in the future, irrespective of quality, our production capacities and results of operations would be materially and adversely affected.

In addition, we rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with nine suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

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

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, according to the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry announced by the PRC government. According to the 12th Five- Year Plan, the PRC government will continue to impose strict control on the amount of corn used for deep-processing. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

In addition, the PRC government has suspended in principle approving applications for building new corn deep-processing projects. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

Interruptions to our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.

Our production facilities require a significant amount of electricity in order to operate at full capacity. Both our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power-generating systems. We are also connected to the national power grid at both facilities as a backup measure in the event we experience unanticipated interruptions to our electricity generation and for when we carry out our annual full-scale inspection and maintenance program for our electricity supply systems (see “Business Overview - Our Supply of Electricity”). In addition, we are in the process of undertaking construction project approval procedures, environmental impact assessments and completion acceptance procedures for our Shouguang and Daqing power-generating systems. In the event that we fail to obtain approvals from competent government agencies for the construction of our power-generating systems, we may be required to shut down our power-generating systems and be subject to penalties and fines. If the power-generating systems at our Shouguang facility or our Daqing facility experience unexpected stoppage due to mechanical failure or regulatory action, or when we schedule our annual inspection of our supply systems, we must negotiate with the government for the purchase of electricity to be supplied through the relevant grid until our power- generating systems become operational. During such negotiations, we could be forced to accept pricing terms which are not favorable to us. Furthermore, such negotiations could be time-consuming which could cause a diversion of resources and time of our senior management personnel. Furthermore, we cannot assure you that there will be no interruptions or shortages in the national or local grid electricity supply or that there will be sufficient electricity available to us to meet our needs. There have been shortages in electricity supply in various regions across China, especially during periods of severe winter weather and during the summer peak season. Therefore, if either of our production facilities were to experience any significant downtime, we would be unable to meet our production targets and our business would suffer. Any disruption at our facilities would have a material adverse effect on our business, financial condition and results of operations.

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

We plan to expand our sales and marketing and distribution efforts into provinces and regions beyond Shandong and Heilongjiang provinces in China, and have already commenced sales and marketing operations for edible alcohol in Sichuan Province, Anhui Province, Jiangsu Province, Hebei Province, Jilin Province and Liaoning Province. However, our experience in the sales and marketing and distribution of our products in Shandong and Heilongjiang Provinces may not be applicable in other parts of China. We cannot assure you that we will be able to leverage such experience to expand into other provinces and regions. When we enter new markets, we may face intense competition from other producers with established experience or presence in the geographical areas in which we plan to enter and from other edible alcohol producers with similar target customers. In addition, expansion of sales into new markets in new provinces will require the recruiting and training of a new sales force to market and sell our products in that region, the assimilation with the local business cultures of new regions which may be very different from the business cultures of Shandong and Heilongjiang provinces, and require a diversion of resources and time of our senior management personnel. If we fail to integrate effectively in new markets, our operating efficiency may be affected. Furthermore, because customers in new provinces may be far away from our production facilities, our profit margins may be lower because of increased costs in the transportation of our products. Demand and government regulation may also be different in other provinces. Our failure to manage our planned expansion of sales into new provinces may have a material adverse effect on our business, financial condition and results of operations and we may not have the same degree of success in other provinces that we have had so far to date, or at all.

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

Although during the years ended December 31, 2011, 2012 and 2013, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 39% of our total revenues for the year ended December 31, 2013. Additionally, during the years ended December 31, 2011, 2012 and 2013, aggregate sales to our five largest customers represented 17.4%, 23% and 23.8% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew our agreements to supply our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

We may undertake acquisitions or invest in new products, which may distract our management, may not result in the benefits we had anticipated and may have unknown risks and liabilities associated with them .

Our growth strategy may involve acquisitions, the creation of strategic alliances in the edible alcohol production business and investments in new products. For example, in 2013 we have invested in and completed the construction of our new foam insulation and chlorinated polyethylene (‘‘CPE’’) manufacturing plant with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. Any acquisition or an investment in new products could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, significant attention from our management may be required, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions or investments in new products may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions or investments and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.

We will continue to incur increased costs as a result of being a public company, which will adversely impact our results of operations.

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed additional requirements on corporate governance practices of public companies. As we expected, these rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we have added independent directors to our board and adopted policies regarding internal controls and disclosure controls and procedures. See also the risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis has persisted through to 2013, and consequently, China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. The corn-based edible alcohol industry may be sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of corn-based edible alcohol purchases which could materially and adversely affect our business, financial condition and results of operations.

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

Our future performance depends substantially on the continued services of our executive officers, most notably our Chief Executive Officer (“CEO”), Mr. Jinmiao Wang (“Mr. Wang”). If one or more of our executive officers are unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all.  In addition, we do not have any key person insurance on the lives of such individuals and the loss of any of their services could materially and adversely affect us.

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

Covenants in certain PRC loan agreements or bond indenture entered into by Shandong Borun Industrial Co., Ltd, or Shandong Borun, or Daqing Borun restrict our ability to engage in or enter into a variety of transactions, which may cause disruption in our business operations and have a material adverse effect on our business operations.

Shandong Borun and Daqing Borun have entered into PRC loan agreements with banks in the PRC which contain various covenants that may limit our discretion in operating the business of our operating subsidiaries.

Our lenders have rights that include the following:

•                restricting us from using the loan proceeds for a purpose other than the one stated in the agreement;

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

As of December 31, 2013, we obtained a short-term bank loan of RMB50,000,000 ($8,200,889.0) from China Construction Bank which was secured by buildings and land owned by Daqing Borun and a guarantee by our Chief Executive Officer, Mr. Jinmiao Wang and three of his family members.

We also obtained a short-term bank loan of RMB50,000,000 ($8,200,889.0) from Agricultural Development Bank of China which was jointly guaranteed by a third party and our CEO, Mr. Wang. Pursuant to the guarantee agreement, we pledged our 100% equity interest in Daqing Borun, and certain of its buildings and land-use rights and property, plant and equipment with total carrying values of RMB200,000,000 ($32,803,555.9), RMB27,774,076 ($4,555,442.3), RMB2,553,520 ($418,822.7) and RMB8,069,012 ($1,323,461.4), respectively, to the third party guarantor. These short-term bank loans are for our working capital needs.

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

Shandong Borun issued bonds through private placements in January and April 2013 with an interest rate of 9.3%. The proceeds of the bonds are used for working capital purposes. The indenture of the bonds contains additional covenants that may limit our discretion in operating the business of our operating subsidiaries, including:

Where there is default or expected default in the repayment of principal or interests of the bonds, the Company will

•               Not distribute dividends to shareholders;

•               Temporarily halt material investments, mergers and acquisitions and other capital expenditures; and

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

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.00 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we may adopt certain corporate governance practices that differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE Listed Company Manual and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S.domestic issuers.

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

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

After decades of centralized control, China only recently has permitted provincial and local economic autonomy and private economic activities and, as a result, we are dependent on our relationship with the local government in the provinces in which we operate our business. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect general economic conditions in China and our business and operations.

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

•                control of foreign exchange; and

•                allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. In 2010, the People’s Bank of China (“PBOC”) increased the statutory reserve ratio and interest rate in response to rapid domestic growth. However, the PBOC begun to decrease the statutory reserve ratio since November 2011 and to decrease the interest rate since June 2012, and the continuation of such decreases may have a negative impact on the stability of China’s economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

We may become subject to PRC taxation on our worldwide income, which could result in a material adverse effect on our financial results and might result in you becoming subject to withholding taxes on any dividends we may declare.

The PRC Enterprise Income Tax Law and Regulation on the Implementation of the Enterprise Income Tax Law of the PRC (which we collectively refer to as the “EIT Law”) provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Currently, uncertainty exists regarding the interpretation and implementation of the EIT Law, and as a result it is uncertain whether we will be deemed to be a PRC resident enterprise. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. Under the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares (including ADSs) by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries, including the United States. “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation”

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China and. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in the value of RMB will affect the amount of the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. During February and March of 2014, Renminbi depreciated slightly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents,” generally referred to as Circular 75, effective as of November 1, 2005. The policy announced in this notice and its implementation rules requires PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006. In addition, any PRC resident that is a shareholder of an SPV is required to amend its SAFE registration within 30 days after any major change in the share capital of the offshore special purpose company without any roundtrip investment being made, such as any increase or decrease of capital, stock right assignment or exchange, merger or division, investment with long term stock rights or credits or provision of guaranty to a foreign party. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to such SPV.

We understand that none of our shareholders prior to our initial public offering was a PRC citizen. Our PRC counsel for our initial public offering had advised that none of these shareholders was subject to the requirement of the SAFE registration under Circular 75.

However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes to the SAFE regulations, we cannot provide any assurance that our shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 20, 2012, SAFE issued the “Circular on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Share Incentive Plan of Overseas Listed Companies”, also known as “Circular 7.”

Pursuant to Circular 7, PRC citizens who participate in the share incentive plan of an overseas listed company are required, through a PRC subsidiary of such overseas listed company or other qualified PRC traders designated lawfully by the PRC subsidiary, to register with SAFE or its local branches and complete certain other procedures related to the share incentive plan. In addition, the PRC subsidiary or other qualified PRC agent is required to open foreign currency accounts to handle transactions relating to the share incentive plan. We may adopt an equity compensation plan after this annual report and may make option grants to some of our directors and senior officers, most of whom are PRC citizens. We believe the registration and approval requirements contemplated in Circular 7 will be burdensome and time-consuming. If it is determined that any of our equity compensation plans fail to comply with such provisions, this may subject us and recipients of such options to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2013, we carried up to RMB2,141.5 million ($351.2 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

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

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel, we were and are not required to obtain the approval of CSRC under the M&A Rules in connection with our initial public offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High Enterprises Limited, or China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as “Interim Provisions on Domestic Investments by Foreign Investment Enterprises” and “Provisions for the Alteration of Investors’ Equities in Foreign-funded Enterprises” instead of the New M&A Rules.

However, there are substantial uncertainties regarding the interpretation, application and enforcement of these rules, and CSRC has yet to promulgate any written provisions or formally to declare or state whether the overseas listing of a PRC-related company structured similar to ours is subject to the approval of CSRC. Any violation of these rules could result in fines and other penalties on our operations in China, restrictions or limitations on remitting dividends outside of China, and other forms of sanctions that may cause a material and adverse effect to our business, operations and financial condition

Compliance with certain PRC regulations with respect to acquisitions may be time-consuming, and any failure of which may result in our inability to undertake acquisitions and grow our business.

The M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of- control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. In addition, Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which respectively became effective on March 3, 2011 and September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related industries or certain other industries that are crucial to national security and that the actual control right may be obtained by foreign investors be subject to security review before consummation of any such acquisition. We may grow our business in part by acquiring other businesses. Complying with the requirements of the M&A Rules and security review in completing these acquisitions could be time-consuming, and any required approval processes, including approval from CSRC, MOFCOM, State Administration of Foreign Exchange or SAT, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Under the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “PRC resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 known as Circular 82 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Given that our Cayman holding company is incorporated and controlled by non-PRC citizens instead of PRC enterprises or PRC enterprise groups, it is unclear whether Circular 82 applies to us, and we are not aware of any clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by non-PRC citizens under the applicable PRC laws and regulations. Furthermore, we are not aware of any offshore holding company with a corporate structure similar to ours ever having been deemed a PRC resident enterprise by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, our subsidiaries all operate in the PRC and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entity, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we earn income outside of the PRC, the imposition of a tax on our global income could raise our effective tax rate and have a material adverse effect on our results of operations.

If we are classified as a PRC resident enterprise, dividends we pay to non-PRC resident enterprise shareholders will be subject to PRC withholding tax, and while our holding company is incorporated in the Cayman Islands, we expect that we would deduct the appropriate withholding taxes from any dividend that we paid. Further, foreign ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is regarded as income sourced from within the PRC. Any such tax may reduce the returns on your investment in our ADSs. Although our company is incorporated in the Cayman Islands, it remains unclear whether gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise, and it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs.

We are a holding company organized under the laws of the Cayman Islands, and we conduct all of our operations through our operating subsidiaries in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to serve any debt we may incur and to pay our operating expenses. Current regulations in the PRC such as the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2005),  as amended, permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the laws mentioned above and the articles of association of our PRC subsidiaries, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on the PRC accounting standards and regulations each year to its statutory reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash.

Dividends payable by us to our non-PRC resident shareholders may become subject to taxes under PRC tax laws.

The New Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non-resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non-PRC resident enterprises shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident enterprises shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by SAT on December 10, 2009, or SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (referred to as an Indirect Transfer) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer and, if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re- characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value which results in the decrease of taxable income, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident shareholders were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Since Circular 698 has retroactive effect from January 1, 2008, we cannot assure you our reorganization will not be subject to examination by the PRC Subsidiaries’ tax authorities and any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a withholding tax of 10%.

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

Under Chinese law, land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights may be revoked and the land users may be forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our two facilities rely on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our operations.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008 and was last amended on December 28, 2012. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Our auditor, like other independent registered public accounting firms operating in the PRC, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and relevant professional standards. However, as our auditor is located and performs audit work in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is currently not inspected by the PCAOB.

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

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013, and we do not expect to become a PFIC for our taxable year ending December 31, 2014 or thereafter, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. If we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our articles of association contain certain provisions that could limit the ability of others to acquire control of our Company or cause us to engage in change- of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares. These preference shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

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

ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which had been controlled by our CEO, Mr. Wang and his father, Mr. Peiren Wang (together with Mr. Wang and Mrs. Shan Junqin (“Mrs. Wang”), the “Wang family”), since the incorporation of Shandong Borun, in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non- PRC) private equity investors.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,547,360.1). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

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

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($22,798,471.4) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production,    employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110.0 million ($18.0million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in- house developed Borun wet process (see “ Information on the Company — Business Overview — Our Key Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

As of November 15, 2012, WGC has merged with and into Shandong Borun and Shandong Borun was reorganized into a wholly owned subsidiary of China High.

We now function exclusively through (1) Golden Direction, (2) China High, (3) China High’s wholly owned subsidiary and our chief operating company, Shandong Borun and (4) Shandong Borun’s wholly owned subsidiary, Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows

Recent Development of our Business

Between January1, 2013 and December 31, 2013, we:

•        Successfully registered the plan to issue private placement bonds with an aggregate principal amount of RMB500 million ($82.0 million) with the Shanghai Stock Exchange (the “Registered Plan”). Under the Registered Plan, Shandong Borun issued three-year fixed-rate private placement bonds with a principle amount of RMB350 million ($57.4 million) (the “BORN Bonds”) in January 2013 and the remaining RMB 150 million ($24.6 million) in April 2013. The interest rate of the BORN Bonds is 9.3%. Proceeds of the bonds are used for working capital purposes;

•        Completed the construction of the new CPE manufacturing plant at Shouguang with an annual production capacity of 12,500 tons CPE products in July 2013;

•        Completed the construction of the new foam insulation manufacturing plant at Shouguang with an annual production capacity of 40,000 cubic meters of foam insulation products in September 2013; and

•        Began generating revenue from sales of our new CPE and foam insulation products in December 2013.

Between January 1, 2014 and March 31, 2014, we

•      Successfully purchased 300,000 tons of corn through the granaries.

Capital Expenditures

Our capital expenditures were RMB 303.1 million, RMB138.4 million and RMB194.2 ($31.9 million) in 2011, 2012 and 2013, respectively, which related primarily to purchasing property, plant and equipment for expansion of our Shouguang and Daqing edible alcohol facilities, crude corn oil projects at Shouguang and Daqing facilities, the liquid carbon dioxide project at our Shouguang facility and purchasing land use rights, plant and equipments for our new foam insulation and CPE plant at Shouguang facility. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB100.0 million ($16.4 million) to RMB 150.0 million ($24.6 million) for 2014, which will be used primarily for the expansion of our production facility for the new foam insulation and CPE projects.

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

In addition to the production of edible alcohol and the related by-products including DDGS, crude corn oil and liquid carbon dioxide, we started to produce and sell CPE products and foam insulation products in 2013. We completed the construction of our new CPE products manufacturing plant with annual production capacity of 12,500 tons and our new foam insulation products manufacturing plant with annual production capacity of 40,000 cubic meters, both situated at our Shouguang facility, in July and September 2013, respectively. We began generating revenue from sales of our new CPE and foam insulation products in December 2013.

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,654.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 12,500 tons of CPE products and 40,000 cubic meters of foam insulation products. Our Daqing facility occupies a site area of 219,156 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering,   in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, from 2009, we secured corns in advance during the harvest season. In 2013, we successfully secured approximately 500,000 tons of corn during the harvest season, among which 300,000 tons of corns were purchased directly from local farmers and the remaining 200,000 tons from local granaries. In 2014, we continue to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of March 31, 2014, we successfully purchased 300,000 tons of corn and we expect that we will be able to purchase up to 500,000 tons of corn by the end of the harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Our Competitive Strengths

Leading Position in the Corn-Based Edible Alcohol Market in the PRC

We believe that we are currently the second largest producer of edible alcohol in China in terms of total production capacity and production output of edible alcohol. We believe our leading position plays an important role in negotiating and securing contracts with customers and suppliers and recruiting talent. We enjoy economies of scale over our competitors having a smaller production scale. Accordingly, we believe these enhance our overall competitiveness and are important to our future growth.

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

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. In 2013, we successfully secured approximately 500,000 tons of corn during the harvest season which fully accommodated our production needs in the non-harvest season. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as selling more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested and completed the construction of our new foaming insulation and CPE plants in 2013 to further improve and diversify our product mix.

Customer Diversification

We currently sell a large portion of our corn-based edible alcohol in the Shandong and Heilongjiang Provinces, and of which sales are mainly made to local distilleries of medium to high quality baijiu in Shandong Province and Heilongjiang Province. We intend to continue to expand our sales of edible alcohol in western and southern provinces such as Sichuan, Anhui and Jiangsu provinces where we believe the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production. We also plan to expand our sales to other provinces to diversify our customer base.

We believe Sichuan province is the largest baijiu production base in China. From December 2009, we started selling edible alcohol to customers in Sichuan Province and we have achieved significant progress with our sales in Sichuan Province, particularly since 2012, as we significantly increased the volume of edible alcohol sales to this region. We started selling edible alcohol in Anhui and Jiangsu provinces in 2010 and we aim to further expand our business in those regions.

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

Continuous Expansion of Production Capacity

Currently, we have total production capacity of 380,000 tons of corn-based edible alcohol per annum (consisting of 50,000 tons of Grade A edible alcohol, 230,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol under our current production licenses. The 120,000 ton Grade B edible alcohol Phase III at our Daqing facility has commenced commercial production in January 2011, financed by the net proceeds from the initial public offering and our cash generated from our operations and bank loans. Our Grade A edible alcohol project, which is located at our Daqing facility, has a designed capacity of 50,000 tons per year and is currently producing approximately 4,000 tons per month. We intend to construct Phase IV at our Daqing facility in the future to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher selling prices than Grade C edible alcohol. However, we have not finalized the plan or entered into any agreements for the construction of such facility.

To diversify market concentration risk, we expanded our product mix by investing into new sectors - a new foam insulation and CPE manufacturing plant in 2013, with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. We intend to further install the addition production lines to expand the capacity to 80,000 cubic meters of foam insulation products and 25,000 tons of CPE products in the future.  However, we have not finalized the plan or enter into any agreements for the construction of such facility.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility, we began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2013, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

With the completion of our new CPE and foam insulation facilities in July and September 2013, respectively, we began to produce and sell CPE products and foam insulation products.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2011, 2012 and 2013, sales of edible alcohol accounted for 71.5%, 69.9% and 67.1% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility (20,000 tons) and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2011, 2012 and 2013, the sale of edible alcohol to distilleries of baijiu contributed to 70.5%, 62.4% and 58.3% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2011, 2012 and 2013, revenue generated from the sale of edible alcohol to the chemical industry contributed 28.6%, 36.4% and 38.1% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2011, 2012 and 2013, 0.2%, 1.2% and 2.6% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2011, 2012 and 2013 was approximately, RMB5,574 ($914.2), RMB5,548 ($910.0), and RMB5,235 ($858.6) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2011, 2012 and 2013, sales of DDGS feed contributed to 17.5%, 20.4% and 23.3% of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2011, 2012 and 2013 was approximately RMB1,693 ($277.7), RMB1,885 ($309.2) and RMB2,134 ($350.0), respectively.

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

The main market for our corn germ comprised of sales to corn oil-producing enterprises. For the year ended December 31, 2011, sales of corn germ contributed to 3.5% of our total revenues. The average selling price of our corn germ per ton for the year ended December 31, 2011 was approximately RMB3,544 ($581.3).

We have terminated the production and sale of corn germ since September 2011.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2011, 2012 and 2013, the sales of crude coin oil contributed 5.3%, 7.6% and 7.4% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2011, 2012 and 2013 was approximately RMB7,999 ($1,312.0), RMB7,674 ($1,258.7) and RMB7,587 ($1,244.4), respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2011, 2012 and 2013, sales of liquid carbon dioxide contributed to 2.2%, 2.1% and 1.9% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2011, 2012 and 2013 was approximately RMB 517 ($84.8), RMB458 ($75.1) and RMB414 ($68.0). Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

CPE

CPE products being special synthetic rubber are widely used as raw materials.  We completed the construction of our CPE manufacturing plant in July 2013 at our Shouguang facility. For the year ended December 31, 2013, sales of CPE products contributed to about 0.2% of our total revenues. The average selling price of our CPE products per ton for the year ended December 31, 2013 was approximately RMB9,058 ($1,485.7).

Foam Insulation

Foam insulation offers substantial benefits, such as heat insulation, anti-corrosion and oil resistance, and is widely used in a broad range of industries and products, including construction, textile, pharmaceutical chemicals, metallurgy, refrigeration facilities, electromechanical equipment, and fire retardants. We completed the construction of our foam insulation manufacturing plant at our Shouguang facility in September 2013. For the year ended December 31, 2013, sales of foam insulation products contributed to 0.1% of our total revenues. The average selling price of our foam insulation products per cubic meter for the year ended December 31, 2013 was approximately RMB1,101 ($180.5).

Our Key Production Technology

Our production technology for our key product, edible alcohol, is a nimble departure from the traditional dry milling adopted in China comprising smashing dry grains and then adding water for size mixing prior to pulverization, fermentation and distillation. Our Borun wet process instead involves first steeping (approximately 30 hours) and then de-germing the corn kernel after which we smash the residual material with a colloid mill (a machine that is used to reduce the particle size of a solid which is suspended in a liquid) prior to fermentation (approximately 65 hours) and distillation. Below is a simplified flowchart of our Borun wet process.

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

(1) We terminated corn germ production and sales from September 2011.

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

In addition to our production technology described above, we have modern production lines with state of the art equipment. For example, we now utilize six- tower fermentation and distillation equipment to produce Grade A edible alcohol and utilize five-tower fermentation and distillation equipment which enables us to produce Grade B edible alcohol as opposed to three-tower equipment which generally produces ordinary grade Grade C edible alcohol. Most edible alcohol producers in China have three-tower equipment and thus our Borun wet process produces a purer, higher quality product which we believe will increase our popularity among customers.

Our Supply of Electricity

Our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power- generating systems. To satisfy the electricity demand from our Phase III Daqing facility, we constructed additional coal-fired power-generating systems. The new power-generating system for our Phase III Daqing facility will allow us to continue to be self-sufficient in power supply. Each of our Shouguang and Daqing facilities is connected to the national grids which allow us to access electricity from the local grid (to the extent available) when our turbines are under repair or their operations otherwise interrupted.

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

Our Research and Development

We spent approximately RMB432,300 ($70,904.9), RMB668,800 ($109,695.1) and RMB1,436,800 ($235,660.7) during the years ended December 31,  2011, 2012 and 2013, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process and developing foam insulation products.

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

Our Production Facilities and Current Production Capabilities

We have two production facilities, one in the city of Shouguang, Shandong Province (our Shouguang facility) and one in Daqing City in Heilongjiang Province (our Daqing facility). Our Shouguang facility is licensed to produce 160,000 tons of edible alcohol per year. Our Daqing facility has a government- issued production license to produce 330,000 tons of edible alcohol; however its current production capacity is 220,000 tons.

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,648 square feet (approximately 400,654.81 square meters) and employs 715 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156 square meters) and employs 483 company-trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

In addition to the production facilities of edible alcohol and its by-products including DDGS feed, crude corn oil and liquid carbon dioxide, we completed the construction of our new CPE and foam insulation products manufacturing plants at our Shouguang facility with the annual production capacities of 12,500 tons and 40,000 cubic meters in July and September 2013, respectively.

The following table summarizes the actual production level for each of our products during the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(tons)
Edible alcohol	345,179	327,648	287,414
DDGS feed	275,616	281,424	247,009
Corn germ	26,742	—	—
Liquid carbon dioxide	114,488	119,977	104,548
Crude corn oil	17,686	25,728	22,482
CPE	—	—	606
Foam insulation	—	—	433

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 66.5% of our edible alcohol to 25 customers mainly in Shandong and Heilongjiang provinces.

After our expansion of our Daqing facility in August 2009, we began using two railways and one 1,000 meter-long train station to deliver our products. The station is approximately five kilometers away from our Daqing facility. The railways and station were specifically designed for the transportation of edible alcohol from our Daqing facility. This allows us to transport our products to customers in Jiangsu, Zhejiang, Shanghai, Fujian, Guangdong, Sichuan and other regions in southern China. We started selling in and transporting our edible alcohol to Sichuan Province in December 2009. We have also successfully developed customers in Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces.

During the years ended December 31, 2011, 2012 and 2013, there was no single customer from which we generated more than 10% of total sales.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do deliver to a certain portion of our edible alcohol customers who will be liable for the shipping costs under agreed special arrangements. For DDGS feed, corn germ, crude corn oil, liquid carbon dioxide, CPE and foam insulation products, all of our customers come to our facilities to pick up their orders and we have never been responsible for delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payment after they acknowledge their acceptance of such products (usually within 45 days of receipt of the products by such customers).

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

Our Sales and Marketing

We have a sales and marketing team of 45 employees, with a sales manager overseeing our overall sales and marketing initiatives.

We do not sell our products through distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province and Heilongjiang Province, approximately 66.5% of our products manufactured at our Shouguang and Daqing facilities are sold in the local markets. However, as part of our strategy to diversify the geographical spread of our customer base, we have expanded our sales of edible alcohol to customers in Sichuan, Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces. We expect to continue to sell more edible alcohol to other provinces in the future.

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

Our Suppliers and Raw Materials

We secure corns in advance during the harvest season.

Starting from November 2009, we entered into framework agreements with local granaries in Heilongjiang Province, as corn prices were generally the lowest in the Northeastern region of China, to engage them to purchase corn for us from local farmers during the harvest season and store them for subsequent delivery to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season. Such supply contracts provide us access to corn at prices which we believe have historically been lower than the market price in the off season and times of high price volatility due to crop failures and other factors. Contractual terms under the framework agreements included, among others,  basis of purchase price and additional costs, the total quantity of corn we intend to purchase in the coming harvest season, the standard of corn quality, the delivery schedule, and the payment milestones. These terms are to be re-negotiated, updated and agreed before the harvest season, usually around November, every year.

We successfully secured approximately 500,000 tons of corn during the last harvest season, among which 300,000 tons of corns were purchased directly from local farmers and the remaining 200,000 tons from local granaries pursuant to the framework agreements.

With the help of the proceeds from our RMB500 million ($82.0 million) bonds issuance, in November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($20.3) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2013, 95,070 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB191.1 million ($31.3 million) and recognized as inventory by us. By the end of the first quarter of 2014, we successfully purchased 300,000 tons of corn through the granaries and we expect that we will be able to purchase up to another 200,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2011, 2012 and 2013, corn accounted for approximately 86.3%, 86.1%  and 85.9%of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2011, 2012 and 2013, coal accounted for approximately 7.5%, 6.9% and 6.5% of our cost of goods sold, respectively.

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

The relevant safety law which governs us is the Production Safety Law of the PRC, which sets out the legal standard for safety measures in relation to the establishment, modification and expansion of production facilities. In case of any non-compliance, the relevant governmental body has the right to order the non- complying company to remedy such non-compliance within a given period of time, failing which, it may be subject to an order for cessation of production and penalty charges, and if it amounts to a criminal offense, such company will be prosecuted under the criminal laws.

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

On January 11, 2012, the State Intellectual Property Office of the PRC approved our application for a patent of invention for our Borun wet process and based upon our knowledge of our industry, we believe we are the only corn-based edible alcohol producer in China using the Borun wet process. For a description of our Borun wet process technology, please see the subsection above entitled “ Information on the Company — Business Overview — Our Key Production Technology”.

Furthermore, we registered the domain name of www.chinanewborun.com, which is used to support our business and promote our Group.

Description of Properties: Land Use Rights

For our Shouguang facility, we have five Land Use Right Certificates covering an area of approximately 4,312,648 square feet (400,654.81 square meters) and 28 Property Ownership Certificates covering a construction area of approximately 377,489 square feet (35,070 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156 square meters) and 39 Property Ownership Certificates covering a construction area of approximately 1,011,825.56 feet (94,000.89 square meters).

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2013, were approximately RMB1,741.5 million ($285.6 million) on our property and facilities and machinery, and approximately RMB400.0 million ($65.6 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 715 full-time employees and our Daqing facility had 483 full-time employees for a total of 1,198 full time employees, which is comprised of 900 manufacturing staff, 253 management and administrative personnel, and 45 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, the Company made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB10.5 million ($1.7 million), RMB9.4 million ($1.5 million) and RMB 9.2 million ($1.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2013, we have paid RMB66,200 ($10,858.0) and RMB3,543,000 ($581,115.0) for group casualty insurance and pension insurance, respectively.

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

With respect to its current business operations, we are subject to the following laws, regulations and rules:

Business Licenses

On December 1, 2000, the Shouguang Administration for Industry and Commerce granted Shandong Borun the right to operate for a period of three years from the date of Shandong Borun’s incorporation and, on November 1, 2003, the Shouguang Administration for Industry and Commerce extended the business term of Shandong Borun to November 1, 2033. On July 9, 2008, the Daqing Administration for Industry and Commerce (Datong Branch) granted Daqing Borun the right to operate with no business term limitation.

Shandong Borun and Daqing Borun can only conduct business within their registered business scopes as specified on their business licenses. Shandong Borun’s license includes production and sale of edible ethanol, food additives liquid carbon dioxide, corn oil, germ meal ,single feed(maize alcohol jees), chlorinated polymer related product, sale of high-molecular polymer materials (exclusive of dangerous chemicals), wholesale of glucoamylase, amylase, the purchase of foodstuffs and the import and export of goods (exclusive of distribution business) within the scope allowed by the PRC Government. Daqing Borun’s license includes production of edible alcohol, edible vegetable oil and single feed(DDGS), purchasing corn, rice, potato, coarse cereals, sale of grain and the import and export business. Any further amendment to the scope of our business will require additional applications and government approval or registration.

Industry Policy

On March 27, 2011, the National Development and Reform Commission of the PRC, or the NDRC, issued the Guidance Catalogue on the Adjustment of Industrial Structure (2011 Version) which was amended in 2013, in which the production of alcohol line falls under the restricted industry item and the production of alcohol line with production capacity less than 30,000 per year (except for alcohol extracted from waste sugar) falls under the eliminative industry item. According to the Interim Provisions on the Promotion of Adjustment of Industrial Structure promulgated by the State Council and implemented on December 2, 2005, investment into new projects of restricted industries is prohibited. Companies previously doing business in restricted industries may adopt measures to reform and upgrade.

On June 3, 2007, the State Council issued a “Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission” which stipulated the increasing elimination of “backward” production capacities in paper-making, alcohol, monosodium glutamate and citric acid industries. Alcohol manufacturers with “backward” production technologies and equipment, and those smaller manufacturers having a production capacity less than 30,000 tons per year of edible alcohol would thereafter be eliminated from competing in the alcohol industry during the 11th Five-Year Plan period (2006 -2010), and 1.6 million tons of such “backward” production capacity in the alcohol industry are to be eliminated by the end of the 11th Five-Year Plan period. On August 6, 2012, the State Council issued a “Notification on the Issuing of 12th Five-Year Work Plan on Saving Energy and Reducing Emission” which stipulates the increasing elimination of alcohol line with production capacities less than 30,000 tons per year of edible alcohol (except for alcohol extracted from waste sugar) and the total target of elimination of 1 million tons during the 12th Five-Year Plan period (2011-2015).

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

Overall, we believe such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by the NDRon September 5, 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facilities shall be strengthened. Since the production of edible alcohol using corn is a form of “deep-processing” work, this policy may limit our ability to obtain our primary raw material (corn). We believe more than 30.0% of total corn consumption was used for corn deep-processing in 2011, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. The State Administration of Grain issued the 12th Five-Year Plan for Grain and Oil Processing on January 13, 2012 (the “12th Five-Year Plan”) which requires the continuous control of the excessive corn deep- processing growth and the reasonable rate between the amount of total yield and the total corn consumption till the end of the 12th Five-Year. The 26% ratio has not been changed in the 12th Five-Year Plan, however, it is uncertain whether the PRC governmental entities will change the ratio or what ratio the PRC government is expected to apply in the next few years.

Material Licenses Relating to Our Products

Alcohol and Liquid Carbon Dioxide Production

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

Feed Production

According to the Administrative Measures on the Production License of Feed and Feed Additives issued on May 2, 2012 by the Ministry of Agriculture, as amended on December 31, 2013, an applicant for the establishment of a feed production enterprise shall obtain a production certificate prior to registering with the competent branches of SAIC. The feed and feed additives production enterprises also required an annual filing before the end of February each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and last amended on November 3, 2011 further provides that feed products must be granted quality certificates before such products may be commercialized.

Food Additives Production

According to the Provisions on the Supervision and Administration of Production of Food Additives promulgated on April 4, 2010 by the AQSIQ, an applicant for the establishment of a food additives production enterprise shall obtain a production certificate.

Food Production

According to the Measures for the Administration of Food Production Licenses promulgated on April 7, 2010 by the AQSIQ and effective on June 1, 2010 and the Rules on the Review of Food Production License Regarding 26 Kinds of Food Such as Edible Vegetable Oil promulgated by the AQSIQ on December 27, 2006, an applicant for the establishment of a vegetable oil production enterprise shall obtain a production certificate.

Grain Purchase

According to the Regulation on Administration of Grain Distribution promulgated by the State Council on May 26, 2004 and amended on July 18, 2013, enterprises engaged in business of purchase, sale, storage, transport, processing as well as import and export of grain which includes wheat, rice, corn, coarse cereals shall obtain qualification for grain purchase. According to the Provisional Measures on Administration of Examination and Approval for Qualification of Grain Purchasers jointly promulgated by the State Grain Administration and State Administration of Industry and Commerce on September 7, 2004, enterprises engaged in grain purchase shall obtain a grain purchase certificate from the authority responsible for examination and approval of qualification of grain purchase at the level equal to the registration authority with which the enterprise shall go through the registration of establishment.

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

Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law of the PRC, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re- install contamination prevention and treatment facilities which were removed without permission or left unused, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where a violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law of the PRC resulting in serious loss of public and private property, the persons or enterprises directly responsible for such contamination may be held criminally liable.

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

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and amended on July 18, 2013. According to the RWSL, an enterprise engaging in the production of hazardous chemicals must apply for a work safety license before production.

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

Regulation on Labor Protection

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and amended on December 28, 2012. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

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

We understand that none of our shareholders prior to our initial public offering was a PRC citizen. Our PRC counsel for our initial public offering advised that none of these shareholders was subject to the requirement of the SAFE registration under Circular 75. However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes of the SAFE regulations, we cannot provide any assurance that our shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations.

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended on January 1, 2006 and 28 December 2013, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001 and 2014, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001 and 2014. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprises in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

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

The PRC enterprise income tax shall be levied at the rate of 25%. A non-resident enterprise without a permanent establishment in the PRC or such non-resident enterprise which has set up a permanent establishment in PRC but its earning income is not connected with the abovementioned permanent establishment will be subject to tax on their PRC-sourced income, which shall be taxed at the reduced rate up to 10%.

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

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the Notice No. 81, residents of counter-parties to any tax treaties who own up to a certain proportion (25% or 10% in general) of the capital of a Chinese resident company paying dividends are subject to taxation on such dividends at the tax rates as arranged. Any residents of the counterparties qualifying to enjoy such tax benefits shall meet all of the following requirements: (1) be an enterprise subject to taxation on dividends in accordance to such tax arrangement; (2) directly own the required percentage in all equity interests and voting rights in such Chinese residents company; and (3) directly own such percentage in the Chinese resident company at anytime within the 12 consecutive months prior to the reception of such dividends.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the M&A Rules to more effectively regulate foreign investment in PRC domestic enterprises. The M&A Rules took effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this M&A Rules is currently unclear. However, our PRC counsel for our initial public offering advised us that based on their understanding of the current PRC laws, rules and regulations and the M&A Rules, the M&A Rules does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because the acquisitions among China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars related to foreign investment enterprises instead of the M&A Rules.

Our PRC counsel for our initial public offering had further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the M&A Rules. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — The application of PRC Regulations relating to the overseas listing of PRC domestic companies is uncertain, and we may be subject to penalties for failing to request approval of the PRC authorities prior to listing our ADSs in the United States.”

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

In China, edible alcohol can be classified into Grades A, B and C. We currently own and operate two facilities: one in Shouguang, Shandong Province and the other in Daqing, Heilongjiang Province. Our Shouguang facility has an annual production capacity of 160,000 tons of corn-based edible alcohol including 90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol. Our Daqing facility currently has an annual production capacity of 220,000 tons of corn-based edible alcohol including 50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol. We believe we are the largest corn-based edible alcohol private producer operating in Shandong Province and Heilongjiang Province. Our Daqing facility is licensed to build up to a production capacity of 330,000 tons of edible alcohol.

By September 2013, Shandong Borun had completed the construction of plants and production lines for our new CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We currently have an annual production capacity of 12,500 tons of CPE and 40,000 cubic meters of foam insulation. The trial production and sales of CPE and foam insulation products were conducted during the fourth quarter of 2013.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity in 2012 and 2013 and reached approximately 86.2% and 75.6% for the two years, respectively. However, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 70.5%, 62.4% and 58.3% in 2011, 2012 and 2013, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2011, 2012 and 2013, revenue generated from the sales of edible alcohol to the chemical industry contributed to 28.6%, 36.4% and 38.1% of our edible alcohol sales revenue, respectively.

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

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily life. Moreover, the primary consumer group of baijiu in China consists of the population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand from baijiu will recover gradually.

Due to weaker market demand, the annualized average price of edible alcohol also will continue to be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of the baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will bring about a significant improvement in our financial performance.

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

We secure corns in advance during the harvest season. Starting from November 2009, we entered into framework agreements with local granaries in Heilongjiang Province, as corn prices are generally the lowest in the Northeastern region of China, to engage them to purchase corn for us from local farmers during the harvest season and store them for subsequent delivery to us to substantially satisfy the corn requirements of our Shouguang facility and Daqing facility during the non-harvest season. Such supply contracts provide us access to corn at prices which we believe have historically been lower than the market price in the off season and times of high price volatility due to crop failures and other factors. Contractual terms under the framework agreements included, among others, basis of purchase price and additional costs, the total quantity of corn we intend to purchase in the coming harvest season, the standard of corn quality, the delivery schedule, and the payment milestones. These terms are to be re-negotiated, updated and agreed before the harvest season, usually around November, every year.

We successfully secured approximately 500,000 tons of corn during the last harvest season, among which 300,000 tons of corns were purchased directly from local farmers and the remaining 200,000 tons from local granaries pursuant to the framework agreements.

With the help of the proceeds from our RMB500 million ($82.0 million) bonds issuance in November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e., purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($20.3) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2013, 95,070 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB191.1 million ($31.3 million) and recognized as inventory by us. By the end of the first quarter of 2014, we successfully purchased 300,000 tons of corn through the granaries and we expect that we will be able to purchase up to another 200,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu and Anhui provinces and intend to enlarge our strategic position in Sichuan Province. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. We also began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to modifying our product mix based on our existing edible alcohol production facilities, we have invested in our new foam insulation and CPE projects to further improve and diversify our product mix. Our new plants, completed in July and September 2013, respectively, currently have annual production capacities of 12,500 tons of CPE products and 40,000 cubic meters of foam insulation products.

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS feed, liquid carbon dioxide and crude corn oil, together with our new CPE and foam insulation products.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 85.9% and 6.5% of our cost of goods sold in the year ended December 31, 2013, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2013, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,790 ($293.6), RMB1,986 ($325.7) and RMB2,006 ($329.0) in 2011, 2012 and 2013, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also temporary market conditions. We achieved gross profit margin of 19.0%, 13.4% and 10.9% for the years ended December 31, 2011, 2012 and 2013, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2013, mainly due to the inflation in China and the uptrend of the Consumer Price Index, the cost of corn, our principal input cost, continued to rise and put pressure on our gross margins. In addition, due to weaker demand of edible alcohol in 2013, the average selling price for edible alcohol decreased and we also did not fully utilize our production capacity, all of which had a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

Operating Expenses

Our operating expenses primarily consist of selling expenses and general and administrative expenses.

Selling Expenses

Our selling expenses consist primarily of sales employee salaries, travelling and other business development expenses and other miscellaneous items. We expect that our selling expenses will increase as we ramp up the operations of our new foam insulation and CPE businesses in 2014.

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

Interest Expense

Interest expense consists of interest expense associated with short-term and long-term borrowings from banks and our corporate bond issued in 2013.

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2011, 2012 and 2013 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2011, 2012 and 2013 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2011, 2012 and 2013. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2011, 2012 and 2013.

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

Segment Reporting

We operate and manage our business as three reportable segments: “Corn-base edible alcohol and its by-products”, “CPE” and “Foam insulation”. Our reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. Our chief operating decision maker, the CEO receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions. Most of the businesses were established as a unit, and the management at the time of the establishment was retained.

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

Revenues presented on the consolidated statements of income and comprehensive income are net of sales taxes and surcharges.

Cost of Goods Sold

Our cost of goods sold includes product costs, shipping and handling costs, and costs related to inventory adjustments, including write downs for excess and obsolete inventory. Product costs include raw materials, production overhead costs, amortization of production license, and depreciation of property, plant and equipment used directly or indirectly for production.

Inventories

Our inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. From November 2013, we initiated a “bill and hold” arrangement with the granaries whereby we took the possession of the corn upon purchase and storage of the corn by the granaries. Purchased corn are recognized as our inventories when the significant risks and rewards of ownership are considered to be transferred to us upon full payment of the corn price made to the granaries and the quantity and quality of the purchased corn had been inspected and acknowledged by one of our employees assigned to the granaries’ warehouses.

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

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as a line item before income from operations.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2012 and 2013, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

Value Added Tax

All our subsidiaries in the PRC are subject to value added tax (“VAT”) imposed by the PRC government on the purchase and sales of goods, purchase of property, plant and equipment and freight expenses incurred. The output VAT is charged to customers who purchase goods from us and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2012 and 2013, the trade accounts receivable included the output VAT charged to customers amounted to RMB41,816,583 ($6,858,663.1) and RMB 44,646,052 ($7,322,746.3), respectively. The input VAT is incurred when we purchase goods and property, plant and equipment from vendors and freight expenses incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate ranges from 13% to 17% in general, depending on the type of product purchased and sold. If the amount of validated input VAT arising from purchasing goods and property, plant and equipment and freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be credited against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables.  As of December 31, 2012 and 2013, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB14,068,225 ($2,307,439.0) and RMB40,761,846 ($6,685,667.5), respectively.

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11, “Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists”. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We believe that our adoption of ASU 2013-11 will not have any material impact on our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	$
Revenues	2,685,223,409	2,587,441,751	2,254,970,152	369,855,197
Cost of goods sold	2,175,060,342	2,240,600,096	2,009,229,511	329,549,363
Gross profit	510,163,067	346,841,655	245,740,641	40,305,834
Selling, general and administrative expenses	59,061,056	54,412,264	46,805,917	7,677,002
Operating income	451,102,011	292,429,391	198,934,724	32,628,832
Other expenses	32,912,857	41,560,786	92,256,382	15,131,687
Income before income taxes	418,189,154	250,868,605	106,678,342	17,497,145
Income tax expense	105,194,680	62,717,151	27,150,033	4,453,088
Net income	312,994,474	188,151,454	79,528,309	13,044,057

	Year ended December 31,
	2011	2012	2013
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	81.0%	86.6%	89.1%
Gross profit	19.0%	13.4%	10.9%
Selling, general and administrative expenses	2.2%	2.1%	2.1%
Operating income	16.8%	11.3%	8.8%
Other expenses	1.2%	1.6%	4.1%
Income before income taxes	15.6%	9.7%	4.7%
Income tax expense	3.9%	2.4%	1.2%
Net income	11.7%	7.3%	3.5%

Revenues for the years ended December 31, 2011, 2012 and 2013 were comprised of the following:

	Year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	110,819,611	249,448,666	192,947,806	31,646,871
-Grade B	1,271,783,930	1,167,402,023	1,036,328,718	169,976,335
-Grade C	536,130,321	390,810,269	283,252,127	46,458,385
Total Edible Alcohol	1,918,733,862	1,807,660,958	1,512,528,651	248,081,591
DDGS feed	470,507,927	527,700,379	526,141,262	86,296,522
Corn Germ	95,003,117	—	—	—
Liquid carbon dioxide	59,536,423	54,802,671	43,345,072	7,109,362
Crude corn oil	141,442,080	197,277,743	167,537,821	27,479,181
CPE	—	—	5,004,607	820,845
Foam Insulation	—	—	412,739	67,696

Total	2,685,223,409	2,587,441,751	2,254,970,152	369,855,197

Revenue by %
Edible alcohol	71.5%	69.9%	67.1%	67.1%
-Grade A	4.1	9.7%	8.6%	8.6%
-Grade B	47.4%	45.1%	46.0%	46.0%
-Grade C	20.0%	15.1%	12.5%	12.5%
DDGS feed	17.5%	20.4%	23.3%	23.3%
Corn Germ	3.5%	—	—	—
Liquid carbon dioxide	2.2	2.1%	1.9%	1.9%
Crude corn oil	5.3	7.6%	7.4%	7.4%
CPE	—	—	0.2%	0.2%
Foam Insulation	—	—	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2013

Revenues

Revenues decreased by RMB332.4 million ($54.5 million), or 12.8%, to RMB2,255.0 million ($369.9 million) for the year ended December 31, 2013 from RMB2,587.4 million ($424.4 million) for the year ended December 31, 2012. The decrease was primarily due to the following:

•                   A decrease in our edible alcohol sales by approximately RMB295.1 million ($48.4 million), or 16.3%, from RMB1,807.7 million ($296.5 million) in the year ended December 31, 2012 to RMB1,512.5 million ($248.1 million) in the year ended December 31, 2013, primarily due to weaker demand from the chemicals and baijiu markets as well as a decrease in the sales price of edible alcohol. Furthermore, we did not operate at full capacity in 2013. Our actual production output for the year ended December 31, 2013 was 287,414 tons of edible alcohol, as compared to 327,648 tons for the year ended December 31, 2012, a decrease of 40,234 tons, or 12.3%.

•                  We sold approximately 288,942 tons of edible alcohol in the year ended December 31, 2013, compared to approximately 325,806 tons in the year ended December 31, 2012, a decrease of 36,864 tons or 11.3%. The weighted average sales price of edible alcohol was approximately RMB5,235 ($858.6) per ton in the year ended December 31, 2013 compared to RMB5,548 ($910.0) per ton in the year ended December 31, 2012, a decrease of RMB314 ($51.4) per ton, or 5.7%. The decrease was primarily attributable to the weak market demand for edible alcohol.

•                    We currently sell Grade A, B and C edible alcohol. Due to weaker demand for edible alcohol and decreases in the weighted average sales prices of Grade A, B and C edible alcohol, our revenue for edible alcohol experienced a decrease. Our revenue from Grade A edible alcohol decreased by approximately RMB56.5 million ($9.3 million) or 22.7% to RMB192.9 million ($31.6 million) for the year ended December 31, 2013, compared to RMB249.4 million ($40.9 million) for the year ended December 31, 2012. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,286 ($867.0) per ton in the year ended December 31, 2013, compared to RMB5,799 ($951.1) per ton in the year ended December 31, 2012, a decrease of RMB513 ($84.1), or 8.8%. Our revenue from Grade B edible alcohol decreased by approximately RMB131.1 million ($21.5 million), or 11.2%, to RMB1,036.3 million ($170.0 million) for the year ended December 31, 2013, compared to RMB1,167.4 million ($191.5 million) for the year ended December 31, 2012. The weighted average sales price of Grade B edible alcohol was approximately RMB5,237 ($858.9) per ton in the year ended December 31, 2013 compared to RMB5,531 ($907.2) per ton in the year ended December 31, 2012, a decrease of RMB294 ($48.3), or 5.3%. Our revenue from Grade C edible alcohol decreased by approximately RMB107.5 million ($17.6 million), or 27.5%, to RMB283.3 million ($46.5 million) for the year ended December 31, 2013, compared to RMB390.8 million ($64.1 million) for the year ended December 31, 2012. The weighted average sales price of Grade C edible alcohol was approximately RMB5,193 ($851.7) per ton in the year ended December 31, 2013 compared to RMB5,449 ($893.7) per ton in the year ended December 31, 2012, a decrease of RMB256 ($42.0) or 4.7%.

•                    We sold approximately 36,503 tons of Grade A edible alcohol, 197,894 tons of Grade B edible alcohol and 54,545 tons of Grade C edible alcohol in the year ended December 31, 2013 compared to approximately 43,016 tons of Grade A edible alcohol, 211,067 tons of Grade B edible alcohol and 71,723 tons of Grade C edible alcohol in the year ended December 31, 2012. The decrease in our sales volume was primarily attributable to the weak market demand and our lower production output in 2013.

•                   A decrease in our revenue from DDGS feed by approximately RMB1.6 million ($0.3 million), or 0.3%, to RMB526.1 million ($86.3 million) for the year ended December 31, 2013, compared to RMB527.7 million ($86.6 million) for the year ended December 31, 2012, was primarily due to an increase in the sales price per ton, netting off a decrease in our sales volume. The weighted average sales price of DDGS feed was approximately RMB2,134 ($350.0) per ton for DDGS feed sales in the year ended December 31, 2013, compared to RMB1,885 ($309.2) per ton in the year ended December 31, 2011, representing an increase of RMB249 ($40.8) per ton, or 13.2%. The increase in weighted average sales price was mainly due to strong market demand as well as the increase in corn price during 2013. We sold approximately 246,534 tons of DDGS feed in the year ended December 31, 2013 compared to approximately 279,930 tons in the year ended December 31, 2012, a decrease of 33,396 tons, or 11.9%..

•                   Our revenue from liquid carbon dioxide decreased by approximately RMB11.5 million ($1.9 million), or 20.9%, to RMB43.3 million ($7.1 million) for the year ended December 31, 2013 to RMB54.8 million ($9.0 million) for the year ended December 31, 2012, mainly due to a decrease in the weighted average sales price and a decrease in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB44 ($7.0) or 9.4% to approximately RMB414 ($68.0) per ton in the year ended December 31, 2013, compared to RMB458 ($75.0) per ton in the year ended December 31, 2012. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2013. We sold approximately 104,604 tons of liquid carbon dioxide in the year ended December 31, 2013 compared to approximately 119,770 tons in the year ended December 31, 2012, representing a decrease of 15,166 tons, or 12.7%.

•                   Our revenue from crude corn oil decreased by approximately RMB29.8 million ($4.9 million) or 15.1%, to RMB167.5 million ($27.5 million) for the year ended December 31, 2013, compared to RMB197.3 million ($32.4 million) for the year ended December 31, 2012, mainly due to a decrease in our sales volume and a decrease in the weighted average sales price of crude corn oil. Our sales volume was approximately 22,082 tons for the year ended December 31, 2013, compared to 25,700 tons for the year ended December 31, 2012, representing a decrease of 3,618 tons, or 14.1%. The weighted average sales price was RMB7,587 ($1,244.4) per ton in the year ended December 31, 2013, compared to RMB7,674 ($1,258.7) per ton in the year ended December 31, 2012, a slight decrease of RMB87 ($14.3) per ton or 1.1%.

•                   We began generating revenue from sales of our new CPE and foam insulation products in December 2013. Revenue from CPE products was approximately RMB5.0 million ($0.8 million) for the year ended December 31, 2013, and our sales volume was 553 tons with average sales price per ton of RMB9,058 ($1,485.7). Revenue from foam insulation products was RMB0.4 million ($0.1 million) for the year ended December 31, 2013, and our sales volume was 375 cubic meters with average sales price per cubic meter of RMB1,101 ($180.5).

Gross Profit

Gross profit decreased by RMB101.1 million ($16.6 million), or 29.1%, to RMB245.7 million ($40.3 million), or 10.9% of revenues, for the year ended December 31, 2013, from RMB346.8 million ($56.9 million), or 13.4% of revenues, for the year ended December 31, 2012, mainly due to the combination of an increase in corn price and a decrease in the weighted average selling price for edible alcohol. The average price of our purchased corn was approximately RMB2,006 ($329.0) per ton in the year ended December 31, 2013, an increase of RMB20 ($3.3) per ton, or 1.0%, from RMB1,986 ($325.7) per ton in the year ended December 31, 2012. The weighted average sales price of edible alcohol was approximately RMB5,235 ($858.6) per ton in the year ended December 31, 2013, compared to RMB5,548 ($910.0) per ton in the year ended December 31, 2012, a decrease of RMB313 ($51.4) per ton, or 5.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB7.6 million ($1.2 million), or 14.0%, to RMB46.8 million ($7.7 million), for the year ended December 31, 2013, from RMB54.4 million ($8.9 million), for the year ended December 31, 2012. The decrease was primarily due to the following:

•                   Selling expenses increased 13.0% from RMB4.6 million ($0.7 million) for the year ended December 31, 2012 to RMB5.2 million ($0.8 million) for the year ended December 31, 2013, mainly due to promotion expenses incurred for new customers.

•                   General and administrative expenses decreased by RMB8.2 million ($1.3 million), or 16.5%, from RMB49.8 million ($8.5 million) for the year ended December 31, 2012 to RMB41.6 million ($6.8 million) for the year ended December 31, 2013, primarily due to our effective cost control measures in the tough operating environment.

Other Expenses

Other expenses were RMB92.3 million ($15.1 million), primarily consisting of interest expense of RMB95.6 million ($15.7 million) and interest income of RMB3.9 million ($0.6 million) for the year ended December 31, 2013 compared to RMB41.6 million ($6.8 million) other expense for the year ended December 31, 2012, which primarily consisted of interest expense of RMB42.8 million ($7.0 million) and interest income of RMB 1.4 million ($0.2 million). Interest expense increased to RMB95.6 million ($15.7 million) for the year ended December 31, 2013 from RMB42.8 million ($7.0 million) for the year ended December 31, 2012 primarily due to the corporate bond of RMB500 million ($82.0 million) we issued in 2013.

Income Tax Expense

We recorded RMB27.2 million ($4.5 million) income tax expenses in the year ended December 31, 2013, compared to income tax expense of RMB62.7 million ($10.3 million) in the year ended December 31, 2012. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012

Revenues

Revenues decreased by RMB97.8 million ($16.0 million), or 3.6%, to RMB2,587.4 million ($424.4 million) for the year ended December 31, 2012 from RMB2,685.2 million ($440.4 million) for the year ended December 31, 2011. The decrease was primarily due to the following:

•                   A decrease in our edible alcohol sales by approximately RMB111.1 million ($18.2 million), or 5.8%, from RMB1,918.7 million ($314.7 million) in the year ended December 31, 2011 to RMB1,807.7 million ($296.5 million) in the year ended December 31, 2012, primarily due to weaker demand from the chemicals and baijiu markets as well as a slight decrease in the sales price of edible alcohol. However, we did not operate at full capacity in 2012. Our actual production output for the year ended December 31, 2012 was 327,648 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011, a decrease of 17,552 tons, or 5.1%.

•                    We sold approximately 325,806 tons of edible alcohol in the year ended December 31, 2012, compared to approximately 344,200 tons in the year ended December 31, 2011, representing a decrease of 18,394 tons or 5.3%. The weighted average sales price of edible alcohol was approximately RMB5,548 ($910.0) per ton in the year ended December 31, 2012 compared to RMB5,574 ($914.2) per ton in the year ended December 31, 2011, a slight decrease of RMB26 ($4.2) per ton, or 0.5%. The decrease was primarily attributable to the weak market demand for edible alcohol.

•                    Despite weaker demand for edible alcohol and decreases in the weighted average sales prices of all 3 grades of edible alcohol that we sold, we recorded an increase in our revenue from Grade A edible alcohol, although our revenues from Grade B and Grade C edible alcohol fell. This was because we upgraded our production equipment in August 2011 and only started producing and selling Grade A edible alcohol since then. As such, our sales volume of Grade A edible alcohol was substantially greater in 2012 than in 2011. Our revenue of Grade A edible alcohol increased by approximately RMB138.6 million ($22.7 million) or 125.1% to RMB249.4 million ($40.9 million) for the year ended December 31, 2012, compared to RMB110.8 million ($18.2 million) for the year ended December 31, 2011. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,799 ($951.1) per ton in the year ended December 31, 2012, compared to RMB5,877 ($963.9) per ton in the year ended December 31, 2011. Our revenue of Grade B edible alcohol decreased by approximately RMB104.4 million ($17.1 million), or 8.2%, to RMB 1,167.4 million ($191.5 million) for the year ended December 31, 2012, compared to RMB 1,271.8 million ($208.6 million) for the year ended December 31, 2011. The weighted average sales price of Grade B edible alcohol was approximately RMB5,531 ($907.2) per ton in the year ended December 31, 2012, compared to RMB5,586 ($916.2) per ton in the year ended December 31, 2011, a decrease of RMB 55 ($9.0), or 1%. Our revenue of Grade C edible alcohol decreased by approximately RMB145.3 million ($23.8 million), or 27.1%, to RMB390.8 million ($64.1 million) for the year ended December 31, 2012, compared to RMB 536.1 million ($87.9 million) for the year ended December 31, 2011. The weighted average sales price of Grade C edible alcohol was approximately RMB5,449 ($893.7) per ton in the year ended December 31, 2012, compared to RMB5,490 ($900.5) per ton in the year ended December 31, 2011.

•                    As mentioned in the foregoing, we sold a greater volume of Grade A edible alcohol in 2012 as compared to 2011. However, our sales volume for Grade B and Grade C edible alcohol decreased as a result of the weaker market demand and our lower production output in 2012. We sold approximately 43,016 tons of Grade A edible alcohol, 211,067 tons of Grade B edible alcohol and 71,723 tons of Grade C edible alcohol in the year ended December 31, 2012, compared to approximately 18,850 tons of Grade A edible alcohol, 227,700 tons of Grade B edible alcohol and 97,650 tons of Grade C edible alcohol in the year ended December 31, 2011.

•                   Our revenue from DDGS feed increased by approximately RMB57.2 million ($9.4 million), or 12.2%, to RMB527.7 million ($86.6 million) for the year ended December 31, 2012, compared to RMB470.5 million ($77.2 million) for the year ended December 31, 2011, primarily due to an increase in the sales price per ton. The weighted average sales price of DDGS feed was approximately RMB1,885 ($309.2) per ton in the year ended December 31, 2012, compared to RMB1,693 ($277.7) per ton in the year ended December 31, 2011, an increase of RMB192 ($31.5) per ton, or 11.3%. The increase in the weighted average sales price was mainly attributable to strong market demand as well as an increase in the price of corn during 2012. We sold approximately 279,930 tons of DDGS feed in the year ended December 31, 2012, compared to approximately 278,000 tons in the year ended December 31, 2011, an increase of 1,930 tons, or 0.7%.

•                   We terminated production and sales of corn germ from September 2011 after the installation of crude oil processing equipment in our Daqing and Shouguang facilities during the year enabled us to start deep-processing corn germ into crude oil, which we then started selling.

•                   Our revenue from liquid carbon dioxide decreased by approximately RMB4.7 million ($0.8 million), or 8.0%, to RMB54.8 million ($9.0 million) for the year ended December 31, 2012 to RMB59.5 million ($9.8 million) for the year ended December 31, 2011, mainly due to combination of a decrease in the weighted average sales price and an increase in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB59 ($ 9.8) or 11.5% to approximately RMB458 ($75.0) per ton in the year ended December 31, 2012, compared to RMB517 ($84.8) per ton in the year ended December 31, 2011. The decrease in the sales price was mainly attributable to weaker market demand resulting from lesser infrastructural investments in PRC during 2012. We sold approximately 119,770 tons of liquid carbon dioxide in the year ended December 31, 2012, compared to approximately 115,100 tons in the year ended December 31, 2011, an increase of 4,670 tons, or 4.1%.

•                   Our revenue from crude corn oil increased by approximately RMB55.9 million ($9.2 million) or 39.5%, to RMB197.3 million ($32.4 million) for the year ended December 31, 2012, compared to RMB 141.4 million ($23.2 million) for the year ended December 31, 2011, mainly due to an increase in our sales volume. We only commenced our production and sales of crude corn oil at our Daqing facility in March 2011 and at our Shouguang facility in September 2011, and consequently our production output was greater in 2012. Our sales volume was approximately 25,700 tons for the year ended December 31, 2012, compared to 17,700 tons for the year ended December 31, 2011, representing an increase of 8,000 tons, or 45.2%. The weighted average sales price was RMB7,674 ($1,258.7) per ton in the year ended December 31, 2012, compared to RMB7,999 ($1,312.0) per ton in the year ended December 31, 2011, a slight decrease of RMB325 ($53.3) per ton or 4.1%.

Gross Profit

Gross profit decreased by RMB163.4 million ($26.8 million), or 32.0%, to RMB346.8 million ($56.9 million), or 13.4% of revenues, for the year ended December 31, 2012, from RMB510.2 million ($83.7 million), or 19.0% of revenues, for the year ended December 31, 2011, mainly due to an increase in our cost of sales of RMB 65.5 million ($10.7 million). The increase in cost of sales is mainly due to our increased corn cost in 2012 which was partly offset by our lower production volume of edible alcohol in 2012 as compared to 2011. The average price of our purchased corn was approximately RMB1,986 ($325.7) per ton in the year ended December 31, 2012, an increase of RMB196 ($32.1) per ton, or 11.1%, from RMB1,790 ($293.6) per ton in the year ended December 31, 2011. Our actual production output for the year ended December 31, 2012 was 327,648 tons of edible alcohol, as compared to 345,200 tons for the year ended December 31, 2011.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB4.7 million ($0.8 million), or 7.9%, to RMB54.4 million ($8.9 million), for the year ended December 31, 2012, from RMB59.1 million ($9.7 million), for the year ended December 31, 2011. The decrease was primarily due to the following:

•                   Selling expenses decreased 13.5% from RMB5.3 million ($0.9 million) for the year ended December 31, 2011 to RMB4.6 million ($0.8 million) for the year ended December 31, 2011, in line with the decrease in our revenues.

•                   General and administrative expenses decreased by RMB4.0 million ($0.7 million), or 7.3%, from RMB53.8 million ($8.8 million) for the year ended December 31, 2011 to RMB49.8 million ($8.1 million) for the year ended December 31, 2012, primarily due to our effective cost control measures in the tough operating environment.

Other Expenses

Other expenses were RMB41.6 million ($6.8 million), primarily consisting of interest expense of RMB42.8 million ($7.0 million) and interest income of RMB1.4 million ($0.2 million) for the year ended December 31, 2012, compared to RMB 32.9 million ($ 5.4 million) for the year ended December 31, 2011, which primarily consisted of interest expense of RMB34.1 million ($5.6 million) and interest income of RMB 1.2 million ($0.2 million). Interest expense increased to RMB42.8 million ($7.0 million) for the year ended December 31, 2012 from RMB34.1 million ($5.6 million) for the year ended December 31, 2011, primarily due to an increase in bank borrowings outstanding to RMB842.2 million ($138.1 million) as of December 31, 2012 from RMB508.7 million ($83.4 million) as of December 31, 2011.

Income Tax Expense

We recorded RMB62.7 million ($10.3 million) income tax expenses in the year ended December 31, 2012, compared to income tax expense of RMB105.2 million ($17.3 million) in the year ended December 31, 2011. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease in our income before income tax expenses.

B.             Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2011, 2012 and 2013, we had approximately RMB223.9 million ($36.7 million), RMB610.7 million ($100.2 million) and RMB521.3 million ($85.5 million), respectively, in cash. In June 2010, we completed our initial public offering of ADSs, which resulted in net proceeds, before expenses, of $37.3 million. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	$
Net cash provided (used) by operating activities	175,340,867	266,773,426	(250,884,804)	(41,149,568)
Net cash used in investing activities	(303,083,944)	(213,456,431)	(173,422,447)	(28,444,365)
Net cash provided by financing activities	10,700,000	333,500,000	334,860,000	54,922,994
Effect of foreign currency exchange translation	(65,787)	(100)	25,405	4,166
Net increase (decrease) in cash	(117,108,864)	386,816,895	(89,421,846)	(14,666,773)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB175.3 million ($28.8 million) and RMB266.8 million ($43.8 million) for the years ended December 31, 2011 and 2012, respectively, and net cash used by operating activities was RMB 250.9 million ($41.2 million) for the year ended December 31, 2013. The increase in cash used by operating activities for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a decrease in net income, partially offset by an increase in non-cash items; an increased balance of accounts receivable due to the increase in sales in the last quarter year-over-year, an increased inventory balance for the corn collected by the granaries and recognized at end of the reporting period; an increase in advances to suppliers for the upfront payments made to the granaries and increased balance of prepaid expenses and other current assets, all being offset by an increase in operating cash flow due to increased balance of trade accounts payable, accrued expenses and other payables and income tax payable. The increase in cash provided by operating activities for the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to a decreased balance of prepaid expenses and other current assets and a decreased balance of accrued expenses and other payables, all being offset by a decrease in operating cash flow due to increased accounts receivable balance, increased inventory balance and decreased balance of trade accounts payable and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB10.7 million ($1.8 million), RMB333.5 million ($54.7 million) and RMB334.9 million ($54.9 million) for the years ended December 31, 2011, 2012 and 2013, respectively. For the year ended December 31, 2011, net cash provided consisted of net borrowing under short-term borrowings of RMB10.7 million ($1.8 million). For the year ended December 31, 2012, net cash provided consisted of net borrowing under short-term borrowings of RMB333.5 million ($54.7 million). For the year ended December 31, 2013, net cash provided consisted of proceeds from issuance of bond, net of issuance costs paid, of RMB484.9 million ($79.5 million) and net repayments of borrowings of RMB150.0 million ($24.6 million).

Financing Agreement—As of December 31, 2011, 2012 and 2013, we had approximately RMB508.7 million ($83.4 million), RMB842.2 million ($138.1 million) and RMB692.2 million ($113.5 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 6.88%, 6.53% and 6.63% per annum, respectively, for the years ended December 31, 2011, 2012 and 2013.

During the year ended December 31, 2013, the Industrial & Commercial Bank of China (“ICBC”) granted us two loans amounting to RMB140.0 million ($23.0 million), of which an amount of RMB122.0 million ($20.0 million) was still outstanding as of December 31, 2013:

•                    A short-term loan of RMB50.0 million ($8.2 million)—The loan bears interest at a floating rate set by the PBOC for loans with the same or similar terms on the contract date rise15% (6.90% per annum on December 31, 2013 and adjustable quarterly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2013, an amount of RMB50.0 million ($8.2 million) was outstanding, which will be fully repaid on September 9, 2014. The loan is guaranteed by a third party company.

•                    A long-term loan of RMB72.0 million ($11.8 million)—The total original loan amount was RMB90.0 million ($14.8 million). The loan bears interest at a floating rate based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 10% (7.04% per annum on December 31, 2013, and adjustable yearly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2013, a total amount of RMB18.0 million ($3.0 million) was repaid, and RMB72.0 million ($11.8 million) remained outstanding, and subsequently, we need to repay RMB6.0 million ($1.0 million) per quarter until October 12, 2016. The loan is guaranteed by a third party company.

During the year ended December 31, 2013, the Agricultural Bank of China (“ABC”) granted us four loans amounting to RMB 103.2 million ($16.9 million), including:

•       Two short-term loans of RMB43.2 million ($7.1 million) in total —The loans bear interest at a fixed rate based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 10% (6.60% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB43.2 million ($7.1 million) was outstanding, of which RMB23.2 million ($3.8 million) will be fully repaid on January 15, 2014, and RMB20.0 million ($3.3 million) will be fully repaid on February 5, 2014.  All borrowings under these loan agreements are guaranteed by a third party company.

•       Two short-term loans of RMB60.0 million ($9.8 million) in total —The loan bears interest at a fixed rate based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 15% (6.90% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB60.0 million ($9.8 million) was outstanding, of which RMB40.0 million ($6.6 million) will be fully repaid on March 4, 2014, and RMB20.0 million ($3.3 million) will be fully repaid on September 15, 2014. All borrowings under these loan agreements are guaranteed by a third party company.

During the year ended December 31, 2013, Longjiang Bank granted us one loan of RMB25.0 million ($4.1 million). In December 2013, we entered into a loan agreement with Longjiang Commercial Bank of China pursuant to which we may borrow up to RMB50.0 million ($8.2 million). We drew down RMB15.0 million ($2.5 million) on December 19, 2013 and RMB10.0 million ($1.6 million) on December 23, 2013. As of December 31, 2013, we had RMB25.0 million ($4.1 million) available for borrowing under such loan agreement. All amounts borrowed under the loan agreement bear interest at a fixed rate of 8.4% per annum, and all amounts will be repaid on December 18, 2014. The loan is guaranteed by our subsidiary, Shandong Borun.

During the year ended December 31, 2013, the China Construction Bank (“CCB”) granted us three loans amounting to RMB150.0 million ($24.6 million), including:

•       A short-term loan of RMB70.0 million ($11.5 million)—the interest thereon is calculated based on a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB70.0 million ($11.5 million) was outstanding, which will be repaid on March 6, 2014. The loan agreement is guaranteed by our subsidiary, Shandong Borun.

•                    A short-term loan of RMB30.0 million ($4.9 million)—the loan bears interest at a fixed rate based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB30.0 million ($4.9 million) was outstanding, which will be repaid on September 16, 2014. The loan is guaranteed by our subsidiary, Shandong Borun.

•                    A short-term loan of RMB50.0 million ($8.2 million)—The loan bear interest at a fixed rate based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB50.0 million ($8.2 million) was outstanding, which will be repaid on October 24, 2014. The loan is secured by buildings and land owned by Daqing Borun and a guarantee by our CEO, Mr. Wang and three of his family members.

During the year ended December 31, 2013, the Agricultural Development Bank of China (“ADB”) granted us three loans amouting to RMB100.0 million ($16.4 million), including:

•                    A short-term loan of RMB50.0 million ($8.2 million)—The loan bears interest at a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB50.0 million was outstanding, which will be repaid on November 11, 2014. The loan is jointly guaranteed by a third party and our CEO. Pursuant to the guarantee agreement, we pledged our 100% equity interest in Daqing Borun and certain of its buildings and land-use rights and property, plant and equipment with total carrying values of RMB200.0 million ($32.8 million), RMB27.8 million ($4.6 million), RMB2.6 million ($0.4 million) and RMB8.1 million ($1.3 million), respectively, to the third party guarantor.

•                    A short-term loan of RMB10.0 million ($1.6 million)—The loan bears interest at a floating rate based on the prime rate published by the PBOC for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2013, an amount of RMB10.0 million ($1.6 million) was outstanding, which will be repaid on September 30, 2014. The loan is secured by equipment of Daqing Borun with total carrying value of RMB22.2 million ($3.6 million) and a guarantee by our CEO simultaneously.

•                    A short-term loan of RMB40.0 million ($6.6 million)—In December 2013, the Company entered into a loan agreement with ADB pursuant to which we may borrow up to RMB 190.0 million ($31.1 million). We drew down RMB40.0 million ($6.6 million) on December 2, 2013. As of December 31, 2013, we had RMB150.0 million ($24.6 million) available for borrowing under such agreement. All amounts borrowed under the loan agreement bear interest at a floating rate based on the prime rate published by the PBOC for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). All amounts will be repaid on September 30, 2014. The loan is secured by a guarantee by our CEO.

During the year ended December 31, 2013, China CITIC Bank granted us four loans amounting to RMB170.0 million ($27.9 million), including:

•       A short-term loan of RMB30.0 million ($4.9 million)—The loan bears interest at a fixed rate based on the prime rate published by the PBOC for loans with the same or similar terms on the drawdown date rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB30.0 million ($4.9 million) was outstanding, which will be fully repaid on April 27, 2014. The loan is secured by a guarantee by our subsidiary, Shandong Borun.

•       Two short-term loans of RMB100.0 million ($16.4 million) in total —The loans bear interest at a fixed rate based on the prime rate published by the PBOC for loans with the same or similar terms on the drawdown date rise 25% (7.50%  per annum on December 31, 2013). As of December 31, 2013, an amount of RMB100.0 million ($16.4 million) was outstanding, of which RMB49.0 million ($8.0 million) will be fully repaid on August 18, 2014, and RMB51.0 million ($8.4 million) will be fully repaid on September 4, 2014. The loans are secured by guarantees by our subsidiary, Shandong Borun and our CEO.

•       A short-term loan of RMB40.0 million ($6.6 million)—As of December 31, 2013, an amount of RMB40.0 million ($6.6 million) was outstanding, which will be repaid on June 16, 2014. The loan is secured by our bank deposits of RMB20.0 million ($3.3 million) and a guarantee by our subsidiary, Shandong Borun.

During the year ended December 31, 2013, the Bank of China granted us two loans amounting to RMB22.0 million ($3.6 million):

•                    Two short-term loans of RMB22.0 million ($3.6 million) in total—As of December 31, 2013, an amount of RMB22.0 million ($3.6 million) was outstanding, of which RMB5.0 million ($0.8 million) will be repaid on April 24, 2014, and RMB17.0 million ($2.8 million) will be repaid on May 13, 2014. The loans are secured by our bank deposit of RMB22.0 million ($3.6 million) and pledged by third party fixed deposit receipt of RMB22.0 million ($3.6 million).

These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have historically and successfully negotiated the renewal of certain facilities shortly before they mature. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is a common practice in China, particularly in Shandong and Heilongjiang provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term and long-term loans. Proceeds from these bank loans were used for working capital needs.

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($82.0 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($57.4 million) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($24.6 million).

During the year ended December 31, 2013, Shandong Borun issued the registered private placement bonds of RMB500.0 million ($82 million), which remained outstanding as of December 31, 2013 (the “Bonds”). The proceeds from issuance of the Bonds were used for the purposes of our working capital and capital expenditures.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to (1) RMB303.1 million ($49.7 million) in the year ended December 31, 2011, mainly related to payment for construction of the liquid carbon dioxide improvement project and crude corn oil project at our Shouguang facility of RMB154.6 million ($25.4 million), and the payment for completing our Daqing Phase III facility of RMB148.5 million ($24.4 million); (2) RMB213.5 million ($35.0 million) in the year ended December 31, 2012, mainly related to prepayments for certain land use right of RMB89.6 million ($14.7 million) and restricted bank deposits at ICBC of RMB35.0 million ($5.7 million) and ABC of RMB40.0 million ($6.6 million) for purposes of securing the relevant bank borrowings as well as payment for completing our Daqing Phase III construction of RMB48.8 million ($8.0 million); (3) RMB173.4 million ($28.4 million) in the year ended December 31, 2013, mainly related to restricted bank deposits of RMB33.0 million ($5.4 million), payment for completing the construction of our CPE and foam insulation plants of RMB194.2 million ($31.9 million) and purchase of available-for-sale securities in the amount of RMB17.8 million ($2.9 million).

Future Capital Requirements—We had cash on hand of RMB223.9 million ($36.7 million), RMB610.7 million ($100.2 million) and RMB521.3 million ($85.5 million) on December 31, 2011, 2012 and 2013, respectively. Based on current market conditions, we expect to incur capital expenditures ranging from RMB100.0 million ($16.4 million) to RMB 150.0 million ($24.6 million) for 2014, which will be used primarily for the expansion of our production facility for our new foam insulation and CPE businesses. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.            Research and Development

We spent approximately RMB432,300 ($70,904.9), RMB668,800 ($109,695.1) and RMB1,436,800 ($235,660.7), during the fiscal years ended December 31, 2011, 2012 and 2013, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process and developing our foam insulation products.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB210.0 million ($34.4 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	—	—	—	—	—
Purchase obligations for corn	184.8	184.8	—	—	—
Bonds payable	639.5	46.5	593.0	—	—
Short-term debt	642.1	642.1	—	—	—
Long-term debt	78.9	28.1	50.8	—	—
Total:	1,545.3	901.5	643.8	—	—

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	43	Chief Executive Officer and Chairman of the Board
Bing Yu	37	Chief Strategy Officer
Yuanqin Chen	30	Chief Financial Officer
Hengxiu Song	42	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	54	Chief Technology Officer
Shunliang Hu	47	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	49	Independent Director
Xisheng Lu	63	Independent Director
Binbin Jiang	39	Independent Director

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

Mr. Wen Jiang, Independent Director

Mr. Wen Jiang has served as our independent director since January 2013. He has served as Managing Director of an accounting firm, Wen Jiang & Company, PC, aka Wen Y Jiang CPA, PC in Portland, Oregon since August 1993, which has provided services to more than 300 clients in the public and private sectors. From October 1990 to July 1993, Mr. Jiang served as an accountant at Larson, Dowsett & Fogg, CPA’s, PC in Portland, Oregon. Mr. Jiang has also served as an independent director of Andatee China Marine Fuel Services Corporation since May 2009, an independent director of China Industrial Waste Management, Inc. from August 2010 to September 2011, and a trustee of Robert E. & Joanne Gillespie Irrevocable Trust since 1994. He is a licensed CPA in the State of Oregon (1993) and a registered member with PCAOB. Mr. Jiang holds a Bachelor’s degree of Science in Accounting from Eastern Oregon University (1989).

Mr. Xisheng Lu, Independent Director

Mr. Xisheng Lu has served as our independent director since January 2013. He has served as Chairman and Factory Director of Jin Long Distillery Factory in Qionglai City, Sichuan Province, China since 1991. From 1976 to 1990, he served as Factory Director of the First Liquor Making Branch Factory of Qionglai Sugar & Liquor Factory, the predecessor of Jin Long Distillery Factory. In 2002, Mr. Lu was elected as a standing director of the Alcoholic Drinks (baijiu) Association of Sichuan Province and an editor of the Sichuan Province Alcoholic Drinks (baijiu) Magazine. In 2007, Mr. Lu received the certificate of National Senior Alcoholic Drinks (ba jiu) maker. Mr. Lu is a Senior Engineer in the making of baijiu with nearly 40 years’ experience in the baijiu industry.

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

Mr. Yuanqin Chen, Chief Financial Officer

Mr. Chen has served as our chief financial officer since January 2012. Since August 2010, he has served as our vice-president for finance and financial reporting manager. Prior to that, Mr. Chen worked at KPMG Huazhen in Shanghai, from July 2006 to July 2010, where he performed statutory and Sarbanes- Oxley-Act-related internal control audit, annual audit and reporting, and audit for initial public offerings for various companies listed on the New York Stock Exchange, Hong Kong Stock Exchange, and Shanghai Stock Exchange. Mr. Chen earned a Bachelor’s degree with a major in Business Administration from Shanghai International Studies University and a Bachelor’s degree in Economics from Fudan University in China.

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

Mr. Shunliang Hu, General Manager of Daqing Borun Biotechnology Co., Ltd.

Mr. Hu has served as the general manager of Daqing Borun Biotechnology Co., Ltd. since January 2014. He served as the administrative deputy general manager of Daqing Borun Biotechnology Co., Ltd. from September 2011 to December 2013. Before that, Mr. Hu served as deputy general manager of Chengming Co., Ltd. in Heilongjiang Province. Mr. Hu obtained a bachelor’s degree in Thermal Power Engineering from Shandong Industrial University.

B.           Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation to our executive officers and directors was RMB 3,700,000 ($606,865.8).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was re-elected at our 2013 annual meeting of shareholders, which was held on January 10, 2014, to hold office until our next annual meeting of shareholders, which we currently expect will be held in January 2015. Jinmiao Wang, Hengxiu Song, Wen Jiang, Xisheng Lu and Binbin Jiang were re-elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Wen Jiang and Xisheng Lu have served on our board since January 2013.

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

D.            Employees

As of the date of this annual report, our Shouguang facility had 715 full-time employees and our Daqing facility had 483 full-time employees for a total of 1,198 full time employees, which is comprised of 900 manufacturing staff, 253 management and administrative personnel, and the rest, 45 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB10.5 million ($1.7 million), RMB9.4 million ($1.5 million) and RMB9.2 million ($1.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2012, we have paid RMB66,200 ($10,858.0) and RMB3,543,000 ($581,115.0) for group casualty insurance and pension insurance, respectively.

E.              Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 24, 2014, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

Shares Beneficially
Owned
	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—
Bing Yu, Chief Strategy Officer	—	—
Yuanqin Chen, Chief Financial Officer	—	—
Wei Qi, Chief Technology Officer	—	—
Hengxiu Song, Chief Operations Officer, General Manager of Shandong Borun and Director	—	—
Shunliang Hu, General Manager of Daqing Borun	—	—
Binbin Jiang, Independent Director	—	—
Wen Jiang, Independent Director	—	—
Xisheng Lu, Independent Director	—	—
All directors and executive officers as a group (9 persons):	—	—

Principal Shareholders:
King River Holding Limited(1)	14,297,377	55.58%

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

Reorganization of Shandong Borun and merger of WGC into Shandong Borun

As of November 15, 2012, WGC has merged with and into Shandong Borun and Shandong Borun has been reorganized into a wholly owned subsidiary of China High.

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

Additional Related Party Transactions

There were no related party transactions in the fiscal year ended December 31, 2013.

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

We did not declare any dividends in 2011, 2012 and 2013. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

In addition, if our Company is considered a PRC-resident enterprise for tax purposes, any dividends distributed by our Company to our Company’s non- resident corporate shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of a tax treaty between the PRC and the jurisdiction in which the non-resident shareholder resides. See Item 3.D, “Key Information — Risk Factors — Risks Related To Operating In China — Dividends payable by us to our non-PRC resident shareholders may become subject to taxes under PRC tax laws.”

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

ITEM 9.                 THE OFFER AND LISTING.

A.               Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 21, 2014, the closing sale price of our ADSs as reported on the NYSE was $2.86 per ADS.

	Sale Price
	High	Low
Annual High and Low
2012	$4.77	$1.54
2013	$3.25	$1.11
Quarterly High and Low
First Quarter 2012	$4.77	$2.77
Second Quarter 2012	$3.21	$2.00
Third Quarter 2012	$2.48	$1.73
Fourth Quarter 2012	2.34	1.54
First Quarter 2013	$2.18	$1.42
Second Quarter 2013	$1.66	$1.11
Third Quarter 2013	$1.50	$1.19
Fourth Quarter 2013	$3.25	$1.33
Monthly High and Low
October 2013	$3.25	$1.33
November 2013	$2.32	$1.70
December 2013	$2.80	$1.75
January 2014	$3.12	$2.29
February 2014	$2.72	$2.07
March 2014	$3.65	$2.73
April 2014 (through April 21, 2014)	$3.39	$2.67

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

We obtained a short-term bank loan of RMB50,000,000 ($8,200,889.0) from China Construction Bank which was secured by buildings and land owned by Daqing Borun and a guarantee by our CEO, Mr. Wang and three of his family members.

We also obtained a short-term bank loan of RMB50,000,000 ($8,200,889.0) from ADB which was jointly guaranteed by a third party and our CEO, Mr. Wang. Pursuant to the guarantee agreement, we pledged our 100% equity interest in Daqing Borun and certain of its buildings and land-use rights and property, plant and equipment with total carrying values of RMB200,000,000 ($32,803,555.9), RMB27,774,076 ($4,555,442.3), RMB2,553,520 ($418,822.7) and RMB7,827,006 ($1,283,768.1), respectively, to the third party guarantor.

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. Further we do not expect to become a PFIC for our taxable year ending December 31, 2014 or thereafter, although there can be no assurance in this regard.

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

In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us as ‘‘qualified dividend income’’ (described above under “Dividends on ADSs”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, regardless of whether we are otherwise a qualified foreign corporation.

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

Medicare Contribution Tax on Unearned Income

For taxable years beginning after December 31, 2013, an additional 3.8% tax is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally would include dividends on, and capital gains from the sale, retirement or other taxable disposition of our ADSs. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding our ADSs in your particular circumstances.

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

Interest Rate Risk

Borrowings and Bonds—Our significant interest-bearing financial liabilities are borrowings and bonds.

Short-term and long-term borrowings account for 90% and 10%, respectively, of total borrowings as of December 31, 2013. Short-term borrowings will mature at various dates within the year ending December 31, 2014, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. During the year ended December 31, 2013, all of our long-term borrowings were issued at variable rates and denominated in the RMB, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates. Our bonds were issued at fixed rates and exposed us to fair value interest rate risk.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.6% in 2013 compared with 2012.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 4.9%, 0.2% and 3.1% in 2011, 2012 and 2013, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

• any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against holders of ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2013, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2013. In making its assessment, management used the criteria in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of Independent Registered Public Accounting Firm

We are a non-accelerated filer under the rules of the Securities and Exchange Commission. Accordingly, we are not required to include in this annual report an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wen Jiang, one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Wen Jiang, see Item 6., “Directors, Senior Management and Employees — Directors and Senior Management.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO, our independent registered public accounting firm, for the periods indicated.

	Year ended December 31,
	2012	2013
	(RMB)	(RMB)	(US$)
Audit fees	2,744,800	2,000,000	328,036
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees *	—	160,000	26,242

* The aggregated all other fees billed for the year ended December 31, 2013 are for the professional services rendered by BDO for the performance of services associated with the assistance in responding to SEC comment letters.

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

BDO’s engagement to audit our consolidated financial statements for the year ended December 31, 2013 were not attributed to work performed by persons other than BDO’s full-time permanent employees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of the NYSE.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.   FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS.

The consolidated financial statements of the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19.   EXHIBITS.

Exhibit
Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, Dated October 24, 2013, by and between Daqing Branch of China Construction Bank and Daqing Borun

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, Dated November 28, 2013, by and between Daqing Branch of Agricultural Development Bank of China and Daqing Borun

4.7	Counter-Guarantee (Mortgage) Agreement, Dated November 4, 2013, by and between Zhonglv Credit Guarantee Co. Ltd. and Daqing Borun

4.8	Counter-Guarantee (Mortgage) Agreement, Dated November 4, 2013, by and between Zhonglv Credit Guarantee Co. Ltd. and Daqing Borun

4.9	Counter-Guarantee (Mortgage) Agreement, Dated November 4, 2013, by and between Zhonglv Credit Guarantee Co., Ltd. and Daqing Borun

4.10	Counter-Guarantee (Mortgage) Agreement, Dated November 4, 2013, by and between Zhonglv Credit Guarantee Co., Ltd. and Shangdong Borun

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: April 25, 2014

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China
April 25, 2014

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash (note 2)	610,692,645	521,270,799	85,497,679
Restricted cash (2012: note 14 (i), (ii); 2013: note 14 (vi), (vii))	75,000,000	42,040,667	6,895,417
Available-for-sale securities (note 4)	—	16,783,869	2,752,853
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil, as of December 31, 2012 and 2013, respectively (note 5)	302,779,899	358,463,468	58,794,382
Inventories (note 6)	138,280,880	353,206,120	57,932,084
Advance to suppliers (note 7)	67,828,505	276,245,034	45,309,097
Other receivables (note 8)	34,880,868	58,510,165	9,596,707
Prepaid expenses	6,039,816	3,773,980	619,000
Deferred income tax assets (note 17)	—	248,712	40,793
Total current assets	1,235,502,613	1,630,542,814	267,438,012
Property, plant and equipment, net (note 9)	1,047,934,015	1,143,722,628	187,590,846
Land use rights, net (note 10)	56,432,887	138,944,251	22,789,328
Intangible assets, net (note 11)	13,475,014	9,648,771	1,582,570
Long-term deferred expenses (note 15)	—	10,697,712	1,754,615
Other non-current assets (note 12)	89,648,135	—	—
Total assets	2,442,992,664	2,933,556,176	481,155,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	12,605,132	29,272,232	4,801,166
Accrued expenses and other payables (note 13)	63,942,736	106,574,084	17,480,045
Income taxes payable	6,661,771	9,119,258	1,495,720
Short-term borrowings (note 14)	842,200,000	620,200,000	101,723,827
Current portion of long-term borrowings (note 14)	—	24,000,000	3,936,427
Total current liabilities	925,409,639	789,165,574	129,437,185
Long-term borrowings (note 14)	—	48,000,000	7,872,853
Bonds payable (note 15)	—	500,000,000	82,008,890
Total liabilities	925,409,639	1,337,165,574	219,318,928

Commitments and contingencies (note 18)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,782,002
Retained earnings—appropriated (note 2)	118,401,996	126,356,029	20,724,635
Retained earnings—unappropriated	931,347,064	1,002,921,340	164,496,931
Accumulated other comprehensive loss	(473,818)	(1,194,550)	(192,850)
Total shareholders’ equity	1,517,583,025	1,596,390,602	261,836,443

Total liabilities and shareholders’ equity	2,442,992,664	2,933,556,176	481,155,371

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,685,223,409	2,587,441,751	2,254,970,152	369,855,197
Cost of goods sold	2,175,060,342	2,240,600,096	2,009,229,511	329,549,363
Gross profit	510,163,067	346,841,655	245,740,641	40,305,834
Operating expenses:
Selling	5,281,112	4,566,943	5,160,405	846,398
General and administrative	53,779,944	49,845,321	41,645,512	6,830,604
Total operating expenses	59,061,056	54,412,264	46,805,917	7,677,002

Income from operations	451,102,011	292,429,391	198,934,724	32,628,832
Other (income) expenses:
Interest income	(1,169,183)	(1,364,810)	(3,850,272)	(631,513)
Interest expense	34,114,359	42,767,789	91,158,982	14,951,694
Amortized issuance cost of bonds (note 15)	—	—	4,442,288	728,614
Others, net	(32,319)	157,807	505,384	82,892
Total other expense, net	32,912,857	41,560,786	92,256,382	15,131,687

Income before income tax expenses	418,189,154	250,868,605	106,678,342	17,497,145
Income tax expenses (note 17)
Current	105,194,680	62,717,151	27,150,033	4,453,088
Deferred	—	—	—	—
Income tax expenses	105,194,680	62,717,151	27,150,033	4,453,088

Net income attributable to ordinary shareholders	312,994,474	188,151,454	79,528,309	13,044,057
Other comprehensive loss, net of tax:
Unrealized holding loss for available-for-sale securities, net of tax effects of RMB nil, RMB nil and RMB248,712 ($40,793) for the years ended December 31, 2011, 2012 and 2013, respectively (note 4)	—	—	(746,137)	(122,380)
Foreign currency translation adjustment	(90,730)	(100)	25,405	4,166
Other comprehensive loss	(90,730)	(100)	(720,732)	(118,214)

Total comprehensive income attributable to ordinary shareholders	312,903,744	188,151,354	78,807,577	12,925,843

Earnings per share (note 2):
Basic and Diluted	12.17	7.31	3.09	0.51

Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2011	25,725,000	175,596	468,132,187	67,794,324	480,808,808	(382,988)	1,016,527,927
Net income for the year	—	—	—	—	312,994,474	—	312,994,474
Transfer to statutory reserves	—	—	—	31,792,528	(31,792,528)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(90,730)	(90,730)
Balance as of December 31, 2011	25,725,000	175,596	468,132,187	99,586,852	762,010,754	(473,718)	1,329,431,671
Net income for the year	—	—	—	—	188,151,454	—	188,151,454
Transfer to statutory reserves	—	—	—	18,815,144	(18,815,144)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(100)	(100)
Balance as of December 31, 2012	25,725,000	175,596	468,132,187	118,401,996	931,347,064	(473,818)	1,517,583,025
Net income for the year	—	—	—	—	79,528,309	—	79,528,309
Transfer to statutory reserves	—	—	—	7,954,033	(7,954,033)	—	—
Foreign currency translation adjustment	—	—	—	—	—	25,405	25,405
Unrealized holding loss for available-for-sale securities, net of tax of RMB248,712 ($40,793)	—	—	—	—	—	(746,137)	(746,137)
Balance as of December 31, 2013	25,725,000	175,596	468,132,187	126,356,029	1,002,921,340	(1,194,550)	1,596,390,602

Balance as of December 31, 2013 ($)	25,725,000	25,725	76,782,002	20,724,635	164,496,931	(192,850)	261,836,443

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Net income	312,994,474	188,151,454	79,528,309	13,044,057
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83,808,331	97,416,071	102,873,823	16,873,136
Amortization expense	4,976,783	4,976,783	5,397,193	885,236
Amortized issuance cost of bonds	—	—	4,442,288	728,614
Changes in operating assets and liabilities:
Trade accounts receivable	(171,542,845)	(2,756,551)	(55,683,569)	(9,133,095)
Inventories	10,736,967	(52,075,060)	(214,925,240)	(35,251,561)
Prepaid expenses and other current assets	(79,050,747)	51,633,164	(224,272,782)	(36,784,724)
Trade accounts payable	(16,022,516)	(594,986)	16,667,100	2,733,701
Accrued expenses and other payables	14,672,516	7,836,558	32,630,587	5,351,996
Income tax payable	14,767,904	(27,814,007)	2,457,487	403,072
Net cash provided by/(used in) operating activities	175,340,867	266,773,426	(250,884,804)	(41,149,568)

Cash flows from investing activities:
Restricted bank deposits	—	(75,000,000)	32,959,333	5,405,916
Purchases of property, plant and equipment	(303,083,944)	(48,808,296)	(194,168,883)	(31,847,149)
Payments of land use rights	—	(89,648,135)	—	—
Refund from excess payments of land use rights	—	—	5,565,821	912,894
Purchases of available-for-sale securities	—	—	(17,778,718)	(2,916,026)
Net cash used in investing activities	(303,083,944)	(213,456,431)	(173,422,447)	(28,444,365)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	525,700,000	1,009,700,000	911,200,000	149,453,001
Repayments of borrowings	(515,000,000)	(676,200,000)	(1,061,200,000)	(174,055,668)
Proceeds from the issuance of bonds, net of issuance costs paid	—	—	484,860,000	79,525,661
Net cash provided by financing activities	10,700,000	333,500,000	334,860,000	54,922,994

Effect of foreign currency exchange translation	(65,787)	(100)	25,405	4,166

Net increase (decrease) in cash	(117,108,864)	386,816,895	(89,421,846)	(14,666,773)
Cash—beginning of year	340,984,614	223,875,750	610,692,645	100,164,452

Cash—end of year	223,875,750	610,692,645	521,270,799	85,497,679

Supplemental disclosure of cash flow information:
Income taxes	90,426,776	90,531,158	24,692,546	4,050,017
Interest	34,114,359	42,767,789	51,336,899	8,420,164

Non-cash investing activities:
Accrued fixed asset purchases	37,639,864	6,800,347	11,195,275	1,836,224

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.                            Description of Business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation (“New Borun”), Golden Direction Limited (“Golden Direction”), China High Enterprises Limited (“China High”), Weifang Great Chemical, Inc. (“WGC”), Shandong Borun Industrial Co., Ltd. (“Shandong Borun”) and Daqing Borun Biotechnology Co., Ltd (“Daqing Borun”).  New Borun, Golden Direction, China High, WGC, Shandong Borun and Daqing Borun are collectively referred to as the “Company”.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

1.                            Description of Business (Continued)

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with FASB ASC Topic 805, “Business Combinations”. Anxin Tongwei began production of edible alcohol in 2005; however, due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees or revenue. Accordingly, under FASB ABC Topic 805, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business and, as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately RMB110 million in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard “corn deep-processing” as a part of the biotechnology field, we named it accordingly).

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

On November 15, 2012, WGC merged into Shandong Borun, as a result of the merger WGC is deregistered and China High obtained 100% direct control over Shandong Borun. As WGC has no operating activities for the year ended December 31, 2011 and for the period ended November 15, 2012, the restructuring has no impact on the Company’s consolidated financial statements.

By the end of third quarter of 2013, Shandong Borun has completed the construction of plants and production lines for chlorinated polyethylene (“CPE”) and foam insulation businesses. The CPE can be widely used in the application of cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes, Polyvinyl chloride profiles, etc. The foam insulation can be formed in different shapes for various construction needs, and it offers excellent properties, such as heat insulation, anti-corrosion and oil resistance. The Company has carried out the trial production and sales of CPE and foam insulation products during the fourth quarter of 2013.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

1.                            Description of Business (Continued)

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in the PRC. The Company also produces Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), liquid carbon dioxide and crude corn oil as by-products of edible alcohol production and CPE and foam insulation that are widely used in a broad range of industries.

2.                            Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, WGC, Shandong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

Foreign Currency Translation

The Company’s financial statements are presented in Chinese Renminbi (“RMB”), which is the Company’s reporting currency. The functional currency of the Company’s subsidiary in Hong Kong is the U.S. dollar while the functional currency of the Company’s subsidiaries in the PRC is RMB.

In accordance with FASB ASC Topic 830, “Foreign Currency Matters”, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from U.S.dollar into RMB are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.0969 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2013. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

Use of Estimates

The preparation and presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Cash

Cash includes cash on hand, and cash accounts and interest bearing savings accounts in the financial institutions.

Available-for-sale Securities

Available-for-sale securities are investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of income and comprehensive income upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains or losses for available-for-sale securities are excluded from the net income attributable to ordinary shareholders and reported net of taxes in the “other comprehensive loss” in the statement of income and comprehensive income, and accumulated as shareholders’ equity until realized.

Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. From November 2013, the Company initiated a “bill and hold” arrangement with the granaries whereby the Company took the possession of the corn upon purchase and storage of the corn by the granaries. Purchased corn are recognized as inventories when the significant risks and rewards of ownership are considered to be transferred to the Company upon full payment of the corn price made to the granaries and the quantity and quality of the purchased corn had been inspected and acknowledged by the Company.

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

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as a line item before income from operations.

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

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under FASB ASC Topic 350-30, “General Intangibles Other Than Goodwill”. The current production license for use in the production and distribution of edible alcohol is renewed in October 2011with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company’s historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 3.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

Impairment of Long-Lived Assets

The Company, in accordance with FASB ASC Topic 360, “Property, Plant and Equipment”, reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value.

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2011, 2012 and 2013.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Value added tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2012 and 2013, the trade accounts receivable included the output VAT charged to customers are RMB41,816,583 and RMB44,646,052 ($7,322,746), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables.  As of December 31, 2012 and 2013, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB14,068,225 and RMB40,761,846 ($6,685,667), respectively.

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

Revenues presented on the consolidated statements of income and comprehensive income are net of sales taxes and surcharges.

Consumption Tax

The Company is subject to consumption tax imposed by the Government of the PRC on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol. The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2011, 2012 and 2013 are RMB101,796,398, RMB95,920,874 and RMB 80,054,943 ($13,130,434), respectively. As of December 31, 2012 and 2013, consumption tax payable are included in “VAT and other taxes payable” under “Accrued expenses and other payables” amounted to RMB18,206,743 and RMB 20,351,703 ($3,338,041), respectively.

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

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2011, 2012 and 2013.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2011, 2012 and 2013.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2011, 2012 and 2013.

Allowance for Doubtful Accounts

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company did not have an allowance for doubtful accounts for this risk.

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

The total amounts for such employee benefits which were expensed were RMB10,533,795, RMB9,448,608 and RMB9,194,271 ($1,508,024) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2012 and 2013, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income”. FASB ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported net of taxes in the consolidated statements of income and comprehensive income. The components of comprehensive income were the net income for the years, the foreign currency translation adjustments and the unrealized holding gain (loss) for available-for-sales securities.

Appropriated Retained Earnings

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiaries’ Articles of Association. As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Appropriated Retained Earnings (Continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriations of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2011, 2012 and 2013, the Company made the transfers to this reserve fund in the amounts of RMB31,792,528, RMB18,815,144 and RMB7,954,033 ($1,304,603), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not approved any dividend payment for the year ended December 31, 2011, 2012 and 2013.

Earnings Per Share

Earnings per share is calculated in accordance with FASB ASC Topic 260, “Earnings Per Share”. Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Diluted earnings per share also reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income, representing undistributed earnings available to ordinary shareholder—basic and diluted	312,994,474	188,151,454	79,528,309	13,044,057

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Earnings per share:
Basic and diluted	12.17	7.31	3.09	0.51

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2012 and 2013, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, corn germ, liquid carbon dioxide and crude corn oil in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the year ended December 31, 2011, 2012 and 2013.

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

Short-term and long-term borrowings are contributed to 90% and 10% to the total borrowings, respectively, as of December 31, 2013. Short-term borrowings will be matured at various dates within the year ending December 31, 2014, which do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from long-term borrowings and bonds. During the year ended December 31, 2013, all of the Company’s long-term borrowings issued at variable rates and were denominated in the RMB, which expose the Company to cash flow interest rate risk which is partially offset by cash held at variable rates. The Company’s bonds were issued at fixed rates and expose the Company to fair value and interest rate risk.

The interest rates profile and terms of repayment of the Company’s long-term borrowings and bonds payable at the end of the reporting period are disclosed in note 14 and note 15, respectively, to the consolidated financial statements.

Other than the above, other financial assets and liabilities do not have material interest rate risk.

Liquidity Risk

The Company’s working capital is sufficient to meet our present requirements. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, the Company intends to rely primarily on cash flows from operations and additional borrowings from the financial institutions in order to meet the Company’s anticipated cash needs. If the anticipated cash flow is insufficient to meet the requirements, the Company’s may also seek to issue additional equity, debt or equity-linked securities.

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

Recently Issued Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-11, “Income Tax (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists”. This ASU provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company believes that its adoption of ASU 2013-11 will not have any material impact on its consolidated financial statements.

3.                            Fair Value Measurements

FASB ASC Topic 820, “Fair Value Measurements”, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

3.                            Fair Value Measurements (Continued)

•                                          Level 2—Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.

•                                          Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has adopted FASB ASC Topic 820 since January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has not adopted FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities, as these items are not recognized at fair value on a recurring basis.

Disclosures of fair value information about financial instruments (whether or not recognized in the balance sheets), for which it is practicable to estimate that value, are required each reporting periods in addition to any financial instruments carried at fair value on a recurring basis as prescribed by FASB ASC Topic 825, “Financial Instruments”. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Fair value measured on a recurring basis

The Company does not have assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

The Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 only consisted of available-for-sale securities. The available-for-sale securities represent the Company’s investments in an investment management plan managed by a PRC fund house (the “Investment Management Plan”), which is a structured finance product that securitizes a diversified pool of underlying assets and liabilities for risk management purpose. There are two classes of holders in the Investment Management Plan, Class A and Class B, which are representing preferred class and common class, respectively. Class A holders enjoy the higher of capital gain and guaranteed earnings of 7% on their accumulated contribution to the Investment Management Plan at the settlement date (the “Class A’s Earnings”), and Class B holders will share the gain or loss after the distribution of the Class A’s Earnings at the settlement date (i.e., at the date of contractual maturity). The Company is the sole Class B holder of the Investment Management Plan.

The Investment Management Plan itself does not have a quoted market rate. The fair value of the Investment Management Plan was determined by estimating the fair value of its underlying net assets and liabilities, including cash and cash equivalents, investment in equity securities, investment in debt securities, other receivable and other payable. The carrying amounts of cash and cash equivalents, other receivable and other payable under the Investment Management Plan are reasonable approximates of their fair value due to the short-term maturities of these instruments and market rates of interests. Investment in equity securities under the Investment Management Plan include equity securities that are traded in an active exchange market (Level 1). The investment in debt securities under the Investment Management Plan are debt securities with their prices are not quoted in active markets or other inputs that are observable or can be corroborated by observable market data (Level 2). Their fair value were measured based on discounted cash flow methodologies that required the use of significant other observable inputs, including the coupon rates and interest rates in the market.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured on a recurring basis (Continued)

The following table summarized the fair value hierarchy for the underlying assets and liabilities held by Investment Management Plan as of December 31, 2013:

		Fair value measurements as of December 31, 2013 using			Fair value of
Underlying assets and liabilities held by the Investment Management Plan as of December 31, 2013—	Face value as of December 31, 2013	Quoted price in active markets for identified assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	the Investment Management Plan as of December 31, 2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Cash and cash equivalents	11,426,863	—	—	—	11,426,863
Investment in equity securities	—	11,264,730	—	—	11,264,730
Investment in debt securities	—	—	67,100,000	—	67,100,000
Other receivable	1,525,236	—	—	—	1,525,236
Other payable	(1,164,453)	—	—	—	(1,164,453)
	11,787,646	11,264,730	67,100,000	—	90,152,376

($)	1,933,384	1,847,616	11,005,593	—	14,786,593

As of December 31, 2013, the fair value of the Investment Management Plan attributable to Class A holders (investors other than the Company) and sole Class B holder (the Company’s available-for-sale securities) are RMB73,368,507 ($12,033,740) and RMB16,783,869 ($2,752,853) (note 4), respectively.

Fair value measured on a non-recurring basis

The Company does not have assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2012 and 2013.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

4.                            Available-for-sale Securities

On January 6, 2013, the Company has entered into agreement with a PRC fund house for the Investment Management Plan of RMB17,800,000 ($2,919,516), in which representing 17,800,000 units at the par value of RMB 1.00 each, with contractual maturity after one year.

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)

Balance at the beginning of the year	—	—	—
Acquired at amortized cost during the year	—	17,778,718	2,916,026
Unrealized holding loss recognized in other comprehensive income during the year	—	(994,849)	(163,173)
Other-than-temporary impairment charged during the year	—	—	—
Balance at the end of the year	—	16,783,869	2,752,853

The fair value of available-for-sale securities as measured is discussed in Note 3. Unrealized holding loss net of tax for available-for-sale securities for the year ended December 31, 2011, 2012 and 2013 were RMB nil, RMB nil and RMB746,137 ($122,380), respectively.

The management of the Company reviews the available-for-sale securities at the end of each reporting period to assess whether they are impaired. The Company would record an other-than-temporary impairment charge to the statement of income and comprehensive income when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is significant or prolonged requires judgment. The management of the Company evaluates, among various factors, include the duration and extent to which the fair value of the available-for-sale securities is less than its cost, and the Company’s intent and ability to hold the underlying available-for-sale securities until its estimated recovery of amortized cost.

5.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Trade accounts receivable	302,779,899	358,463,468	58,794,382
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	302,779,899	358,463,468	58,794,382

As of December 31, 2012 and 2013, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

6.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Raw materials	100,328,496	320,486,533	52,565,490
Work-in-process	4,374,403	3,574,268	586,244
Finished goods	33,577,981	29,145,319	4,780,350
Total inventories	138,280,880	353,206,120	57,932,084

The Company did not have any inventory reserve as of December 31, 2012 and 2013. As of December 31, 2012 and 2013, certain raw materials with an aggregate carrying value of RMB51,516,000 and RMB nil, respectively, were pledged as collateral for borrowings from financial institutions.

7.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	67,210,000	276,093,489	45,284,241
Others	618,505	151,545	24,856
Total advance to suppliers	67,828,505	276,245,034	45,309,097

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

8.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	14,068,225	47,504,624	7,791,603
Deposit for loan guarantee	13,500,000	7,500,000	1,230,133
Due from employees	3,292,234	—	—
Others	4,020,409	3,505,541	574,971
Total other receivables	34,880,868	58,510,165	9,596,707

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

8.                            Other Receivables (Continued)

Note (i):             As of December 31, 2012 and 2013, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB14,068,225 and RMB 40,761,846 ($6,685,667), respectively.

9.                            Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Buildings and improvements	475,282,500	626,308,198	102,725,680
Machinery	836,323,374	891,911,639	146,289,367
Office equipment and furnishing	1,406,173	1,464,293	240,170
Motor vehicles	4,650,976	4,650,975	762,842
Total cost	1,317,663,023	1,524,335,105	250,018,059
Total accumulated depreciation	(277,738,654)	(380,612,477)	(62,427,213)
Construction in progress	8,009,646	—	—
Total property, plant, and equipment, net	1,047,934,015	1,143,722,628	187,590,846

Certain buildings with an aggregate carrying value of RMB29,815,366 and RMB126,129,992 ($20,687,561), respectively, and certain equipment with an aggregate carrying value of RMB70,739,729 and RMB30,235,089 ($4,959,092), respectively, were pledged as collateral for borrowings from the financial institutions as of December 31, 2012 and 2013. For the years ended December 31, 2011, 2012 and 2013, the interests amounted to RMB nil, RMB nil and RMB4,752,000 ($779,412), respectively, were capitalized as borrowing cost in property, plant and equipment.

The depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were RMB83,808,331, RMB97,416,071 and RMB102,873,823 ($16,873,136), respectively.

Construction in progress refers to mainly the new office buildings, production lines and other production facilities under construction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

10.                            Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Land use rights	60,630,886	144,713,200	23,735,538
Accumulated amortization	(4,197,999)	(5,768,949)	(946,210)
Total land use rights, net	56,432,887	138,944,251	22,789,328

As of December 31, 2012 and 2013, certain land use rights with an aggregate carrying value of RMB3,674,935 and RMB8,294,630 ($1,360,467), respectively, were pledged as collateral for borrowings from the financial institutions.

The amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB1,150,540, RMB1,150,540 and RMB1,570,950 ($257,664), respectively.

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2014	2,832,302
2015	2,832,302
2016	2,832,302
2017	2,832,302
2019	2,832,302
Thereafter	124,782,741
Total	138,944,251

11.                            Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Production license	28,779,986	28,779,986	4,720,429
Accumulated amortization	(15,304,972)	(19,131,215)	(3,137,859)
Total intangible assets, net	13,475,014	9,648,771	1,582,570

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

11.                            Intangible Assets, Net (Continued)

The amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB3,826,243, RMB3,826,243 and RMB3,826,243 ($627,572), respectively. No provision for impairment loss has been charged for the years ended December 31, 2011, 2012 and 2013.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2014	3,826,243
2015	3,826,243
2016	1,996,285
Total	9,648,771

12.                            Other Non-current Assets

As of December 31, 2012, other non-current assets of RMB89,648,135 represent the deposits of total contract amount of land use rights for the Company’s CPE and foam insulation plant. During the year ended December 31, 2013, the Company has obtained the legal ownership title of land use rights, the related deposit paid of RMB84,082,314 ($13,790,994) have been recognized as land use rights, the remaining RMB5,565,821($912,894) was refunded .

13.                            Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Payroll and welfare payable	17,079,846	16,708,584	2,740,505
VAT and other tax payables	32,659,507	32,284,265	5,295,193
Purchases of fixed assets payables	6,800,347	11,195,275	1,836,224
Other payables and accruals	7,403,036	6,563,877	1,076,593
Accrued bonds’ interest expenses (note 15)	—	39,822,083	6,531,530
Total accrued expenses and other payables	63,942,736	106,574,084	17,480,045

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                            Borrowings

Borrowings consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Short-term borrowings	842,200,000	620,200,000	101,723,827

Long-term borrowings
Current portion	—	24,000,000	3,936,427
Non-current portion	—	48,000,000	7,872,853
	842,200,000	692,200,000	113,533,107

The borrowings represent the Company’s outstanding loans from various financial institutions at end of the reporting period, and consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Industrial & Commercial Bank of China (note (i))	150,000,000	122,000,000	20,010,169
Agricultural Bank of China (note (ii))	273,200,000	103,200,000	16,926,635
Longjiang Bank (note (iii))	94,000,000	25,000,000	4,100,444
China Construction Bank (note (iv))	150,000,000	150,000,000	24,602,667
Agricultural Development Bank of China (note (v))	175,000,000	100,000,000	16,401,778
China CITIC Bank (note (vi))	—	170,000,000	27,883,023
Bank of China (note (vii))	—	22,000,000	3,608,391
Total borrowings	842,200,000	692,200,000	113,533,107

Note (i):            During the year ended December 31, 2013, the Industrial & Commercial Bank of China (the “ICBC”) granted the Company two loans of RMB140,000,000 ($22,962,489), in which RMB122,000,000 ($20,010,169) was still outstanding as of December 31, 2013:

•                      A short-term loan of RMB50,000,000 ($8,200,889)—The interest thereon bear a floating rate that is by the People’s Bank of China for loans with the same or similar terms on the contract date rise 15% (6.90% per annum on December 31, 2013 and adjustable quarterly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2013, an amount of RMB50,000,000 ($8,200,889) was outstanding, which will be fully repaid on September 9, 2014. Borrowing under the loan agreement is guaranteed by a third party company.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                            Borrowings (Continued)

Note (i):            (Continued)

•                      A long-term loan of RMB72,000,000 ($11,809,280)—The total original loan amount was RMB90,000,000 ($14,761,600). The interest thereon bear at a floating rate that was based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (7.04% per annum on the December 31, 2013, and adjustable yearly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2013, a total amount of RMB18,000,000 ($2,952,320) was repaid, and RMB72,000,000 ($11,809,280) was still outstanding, and subsequently, the Company need to repay RMB6,000,000 ($984,107) per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

During the year ended December 31, 2012, the ICBC granted the Company six loans of RMB150,000,000, which are including:

•                      A short-term loan of RMB20,000,000—The interest thereon bear at a floating rate that is based on 120% of the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB20,000,000 was outstanding, which has been fully repaid on April 4, 2013. Borrowings under the loan agreement are secured by raw materials of Daqing Borun amounted to RMB38,160,000.

•                      Three short-term loans of RMB60,000,000—The interest thereon is calculated based on a fixed rate of 6.00% per annum. As of December 31, 2012, an amount of RMB60,000,000 was outstanding, of which RMB15,000,000 has been repaid on October 9, 2013, RMB14,000,000 has been repaid on October 19, 2013, and the remaining RMB31,000,000 has been fully repaid on October 26, 2013. All borrowings under these loan agreements are guaranteed by third party guarantors.

•                      Two short-term loans of RMB70,000,000—The interest thereon is calculated based on a fixed rate of 5‰ per mensem. As of December 31, 2012, an amount of RMB70,000,000 was outstanding, of which RMB60,000,000 has been repaid on May 15, 2013 and the remaining RMB10,000,000 has been fully repaid on May 18, 2013. Borrowings under the loan agreements are secured by RMB35,000,000 deposit at the bank and guaranteed by a third party company.

Note (ii):         During the year ended 2013, the Agricultural Bank of China (the “ABC”) granted the Company four loans of RMB103,200,000 ($16,926,635) which are including:

•                      Two short-term loans of RMB43,200,000 ($7,085,568)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (6.60% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB43,200,000 ($7,085,568) was outstanding, of which RMB23,200,000 ($3,805,212) will be fully repaid on January 15, 2014, and RMB20,000,000 ($3,280,356) will be fully repaid on February 5, 2014.  All borrowings under these loan agreements are guaranteed by a third party company.

•                      Two short-term loans of RMB60,000,000 ($9,841,067)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 15% (6.90% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB60,000,000 ($9,841,067) was outstanding, of which RMB40,000,000 ($6,560,711) will be fully repaid on March 4, 2014, and RMB20,000,000 ($3,280,356) will be fully repaid on September 15, 2014. All borrowings under these loan agreements are guaranteed by a third party company.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                            Borrowings (Continued)

Note (ii):         (Continued)

During the year ended December 31, 2012, the ABC granted the Company nine loans of RMB273,200,000, which are including:

•                      A short-term loan of RMB80,000,000—The interest thereon is calculated based on a fixed rate of 5‰ per mensem. As of December 31, 2012, an amount of RMB80,000,000 was outstanding, which has been fully repaid on April 28, 2013. Borrowings under the loan agreements are secured by RMB40,000,000 deposit at the bank and jointly guaranteed by a third party guarantor.

•                      Eight short-term loans of RMB193,200,000—The interest thereon bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date. As of December 31, 2012, an amount of RMB193,200,000 was outstanding, these loans has been fully repaid from March to November 2013. All borrowings under the loan agreements are guaranteed by third party guarantors.

Note (iii):      During the year ended December 31, 2013, Longjiang Bank granted the Company one loan of RMB25,000,000 ($4,100,444):

•                      A short-term loan of RMB25,000,000 ($4,100,444)—In December 2013, the Company entered into a loan agreement with Longjiang Commercial Bank of China pursuant to which the Company may borrow up to RMB50,000,000 ($8,200,889). The Company drew down RMB15,000,000 ($2,460,266) on December 19, 2013 and RMB10,000,000 ($1,640,178) on December 23, 2013. As of December 31, 2013, the Company had RMB25,000,000 ($4,100,444) available for borrowing under such loan agreement. All amounts borrowed under the loan agreement bear at a fixed rate of 8.4% per annum, and all amounts will be repaid on December 18, 2014. Borrowings under loan agreements are guaranteed by the subsidiary Shandong Borun.

During the year ended December 31, 2012, Longjiang Bank granted the Company two loans of RMB 94,000,000, which are including:

•                      A short-term loan of RMB29,000,000—The interest thereon is calculated based on a fixed rate of 8.83% per annum. As of December 31, 2012, an amount of RMB29,000,000 was outstanding, which has been fully repaid on July 16, 2013. Borrowing under the loan agreement is guaranteed by a third party guarantor.

•                      A short-term loan of RMB65,000,000—The interest thereon is calculated based on a fixed rate of 8.4% per annum. As of December 31, 2012, an amount of RMB65,000,000 was outstanding, which has been fully repaid on November 1, 2013. Borrowing under the loan agreement is guaranteed by Shandong Borun.

Note (iv):     During the year ended December 31, 2013, the China Construction Bank (the “CCB”) granted the Company three loans of RMB150, 000, 000 ($24,602,667), which are including:

•                      A short-term loan of RMB70,000,000 ($11,481,245)—the interest thereon is calculated based on a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB70,000,000 ($11,481,245) was outstanding, which will be repaid on March 6, 2014. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 1.0; contingent liabilities of Daqing Borun shall not exceed RMB368,500,000 ($60,440,552), contingent liabilities of Daqing Borun shall not exceed 70% of its total net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                           Borrowings (Continued)

Note (iv):     (Continued)

•                      A short-term loan of RMB30,000,000 ($4,920,533)—the interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB30,000,000 ($4,920,533) was outstanding, which will be repaid on September 16, 2014. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be over 70%; the current ratio of Daqing Borun shall not less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB279,000,000 ($45,760,961); Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

•                      A short-term loan of RMB50,000,000 ($8,200,889)—The interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB50,000,000 ($8,200,889) was outstanding, which will be repaid on October 24, 2014. Borrowing under the loan agreement are secured by buildings and land of Daqing Borun with total carrying values of RMB98,355,916 ($16,137,532) and RMB5,741,110 ($941,644), respectively, as of December 31, 2013, and guaranteed by the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) and his three family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall not less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB279,000,0000 ($45,760,961); Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

During the year ended December 31, 2012, the CCB granted the Company two loans of RMB150,000,000, which are including:

•                      A short-term loan of RMB70,000,000—The interest thereon bears at a fixed rate that is based on 108% of the benchmark interest rates on the drawdown date. As of December 31, 2012, an amount of RMB70,000,000 was outstanding, which has been fully repaid on March 27, 2013. Borrowing under the loan agreement is guaranteed by Shandong Borun.

•                      A short-term loan of RMB80,000,000—The interest thereon is calculated based on a fixed rate of 6% per annum. As of December 31, 2012, an amount of RMB80,000,000 was outstanding, which has been fully repaid on December 24, 2013. Borrowing under the loan agreement is guaranteed by Shandong Borun.

Note (v):        During the year ended December 31, 2013, the Agricultural Development Bank of China (the “ADB”) granted the Company three loans of RMB100, 000, 000 ($16,401,778), which are including:

•                      A short-term loan of RMB50,000,000 ($8,200,889)—The interest thereon bear at a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB50,000,000 ($8,200,889) was outstanding, which will be repaid on November 11, 2014. Borrowing under the loan agreement is guaranteed by third party guarantor and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company granted 100% equity interests of Daqing Borun, and pledged its buildings and land-use rights and property, plant and equipment to the third party guarantor with total carrying values of RMB200,000,000 ($32,803,556); RMB27,774,076 ($4,555,442); RMB2,553,520 ($418,823) and RMB 8,069,012 ($1,323,461), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                            Borrowings (Continued)

Note (v):        (Continued)

•                      A short-term loans of RMB10,000,000 ($1,640,178)—The interest thereon bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise), an amount of RMB10,000,000 ($1,640,178) was outstanding, which will be repaid on September 30, 2014. Borrowing under the loan agreement is secured by equipment of Daqing Borun with total carrying value of RMB22,166,077 ($3,635,631) and guaranteed by the Company’s CEO simultaneously.

•                      A short-term loan of RMB40,000,000 ($6,560,711)—In December 2013, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB190,000,000 ($31,163,378). The Company drew down RMB40,000,000 ($6,560,711) on December 2, 2013. As of December 31, 2013, the Company had RMB150,000,000 ($24,602,667) available for the borrowing under such agreement. All amounts borrowed under the loan agreement bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise), and all amounts will be repaid on September 30, 2014. Borrowings under the loan agreement are guaranteed by the Company’s CEO.

During the year ended December 31, 2012, the ADB granted the Company five loans of RMB175,000,000, which are including:

•                      A short-term loan of RMB10,000,000—The interest thereon is calculated based on a fixed rate of 5.6% per annum. As of December 31, 2012, an amount of RMB10,000,000 was outstanding, which has been fully repaid on January 17, 2013. Borrowing under the loan agreement is guaranteed by a third party guarantor.

•                      Two short-term loans of RMB120,000,000—All amounts borrowed under the loan agreement bear interest at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable quarterly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan). As of December 31, 2012, an amount of RMB120,000,000 was outstanding, both of the loans have been fully repaid on September 13, 2013. Borrowing under the loan agreement are secured by equity interests of Daqing Borun and jointly guaranteed by third party guarantor and the Company’s CEO, simultaneously. Pursuant to these loan agreements, Daqing Borun granted security interests in its buildings and land-use rights and raw materials to a third party guarantor with total carrying values of RMB29,815,366, RMB3,674,935, and RMB13,356,000, respectively.

•                      A short-term loan of RMB10,000,000—The interest thereon bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2012, an amount of RMB10,000,000  was outstanding, which has been fully repaid on September 19, 2013. Borrowing under the loan agreement is secured by equipment of Daqing Borun with total carrying value of RMB70,739,729 and guaranteed by the Company’s CEO.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Borrowings (Continued)

Note (v):          (Continued)

•                      A short-term loan of RMB35,000,000—In December 2012, Daqing Borun entered into a loan agreement with Agricultural Development Bank of China pursuant to which Daqing Borun could borrow up to RMB 140,000,000. Daqing Borun drew down RMB10,000,000 on December 11, 2012, RMB20,000,000 on December 17, 2012 and RMB5,000,000 on December 26, 2012. All amounts borrowed under the loan agreement bear interest at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum on December 31, 2012 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise) .Borrowing under this loan agreement is guaranteed by the Company’s CEO.

Note (vi):       During the year ended December 31, 2013, China CITIC Bank granted the Company four loans of RMB170,000,000 ($27,883,023), which are including:

•                      A short-term loan was RMB30,000,000 ($4,920,534)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 30% (7.80% per annum on December 31, 2013). As of December 31, 2013, an amount of RMB30,000,000 ($4,920,533) was outstanding, which will be fully repaid on April 27, 2014. Borrowings under loan agreement are guaranteed by Shandong Borun.

•                      Two short-term loans of RMB100,000,000 ($16,401,778)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 25% (7.50%  per annum on December 31, 2013). As of December 31, 2013, an amount of RMB100,000,000 ($16,401,778) was outstanding, of which RMB49,000,000 ($8,036,871) will be fully repaid on August 18, 2014, and RMB51,000,000 ($8,364,907) will be fully repaid on September 4, 2014. Borrowings under these loan agreements are guaranteed by the subsidary Shandong Borun and the Company’s CEO simultaneously.

•                      A short-term loan of RMB40,000,000 ($6,560,711)—As of December 31, 2013, an amount of RMB40,000,000 ($6,560,711) was outstanding, which will be repaid on June 16, 2014. The borrowing is secured by RMB20,040,667 ($3,287,026) deposits at the bank and guaranteed by Shandong Borun.

Note (vii):    During the year ended 2013, the Bank of China granted the Company two loans of RMB22,000,000 ($3,608,391):

•                      Two short-term loans of RMB22,000,000 ($3,608,391)—As of December 31, 2013, an amount of RMB22,000,000 ($3,608,391) was outstanding, of which RMB5,000,000 ($820,089) will be repaid on April 24, 2014, and RMB17,000,000 ($2,788,302) will be repaid on May 13, 2014. The loans are secured by RMB22,000,000 ($3,608,391) deposit at the bank and pledged by third party fixed deposit receipt of RMB22,000,000 ($3,608,391).

The weighted average interest rates on the bank loans for the years ended December 31, 2011, 2012 and 2013 were 6.88%, 6.53% and 6.63%, respectively. The interest expenses on the bank loans incurred for the years ended December 31, 2011, 2012 and 2013 were RMB34,114,359, RMB42,767,789 and RMB51,336,899 ($8,420,164), respectively.

These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Company has traditionally and successfully negotiated the renewal of certain facilities shortly before they mature.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

15.                     Bonds Payable

On January 29, 2013, the Company’s subsidiary, Shandong Borun has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500,000,000 ($82,008,890) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue a three-year fixed-rate private placement bonds with a principle amount of RMB350,000,000 ($57,406,223) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principle amount of RMB150,000,000 ($24,602,667).

During the year ended December 31, 2013, Shandong Borun has issued the registered private placement bonds of RMB500,000,000  ($82,008,890) and was outstanding as of December 31, 2013 (the “Bonds”). The proceeds from the issuance of the Bonds were used in the purpose for the Company’s working capital and capital expenditures.

The Bonds were issued at face value of RMB100 ($16) each, bear a fixed annual interest rate of 9.3% with maturity on April 16, 2016. At the end of the second year of the life of the Bonds, Shandong Borun can decide whether to raise interest rate, and the holders of the Bonds have the right to sell back, in whole or in part, at face value. The bonds payable and its accrued interest expenses as of the end of the reporting period as follows:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Current liabilities
Accrued expenses and other payable—Accrued bonds’ interests element (note 13)	—	39,822,083	6,531,530

Non-current liabilities
Bonds payable—Outstanding principals	—	500,000,000	82,008,890

Interests of the Bonds incurred for the year ended December 31, 2011, 2012 and 2013 was RMB nil, RMB nil and RMB39,822,083 ($6,531,530), respectively, which are payable annually.

Cost associated to the issuance of the Bonds of RMB15,140,000 ($2,483,229) represented cost incurred for professional services from the sponsors and other various parties, which was recorded as “Long-term deferred expenses” in the balance sheets.  The long-term deferred expenses would be amortized over the life of the Bonds. As of December 31, 2013, outstanding long-term deferred expenses were RMB10,697,712 ($1,754,615). The amortized deferred expenses for the year ended December 31, 2013 were RMB 4,442,288 ($728,614).

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

15.                     Bonds Payable (Continued)

Future amortization of long-term deferred expenses is as follows:

Years Ending December 31,	(RMB) Amount
2014	5,134,902
2015	5,134,902
2016	427,908
Total	10,697,712

16.                     Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the statements of income and comprehensive income prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

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

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,069,700,875 and RMB1,121,746,176 ($183,986,317) as of December 31, 2012 and 2013, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Income Tax Expenses

New Borun incorporated in Cayman Islands and Golden Direction incorporated in the British Virgin Islands are at statutory tax rate of nil, China High was incorporated in Hong Kong Special Administrative Region is at statutory tax rate of 16.5%. Shandong Borun and Daqing Borun are PRC operating companies and are subject to PRC Enterprise Income Tax (“EIT”).  Pursuant to the PRC Enterprise Income Tax Law, Enterprise Income Tax is generally imposed at a statutory rate of 25%.

Pursuant to PRC EIT, the PRC subsidiaries of China New Borun is obligated to withhold income tax on dividends paid-out to the U.S. entity, a foreign entity, and non-resident, for earnings retained after January 1, 2008. The applicable tax rate is 5% on the dividends paid-out. As the PRC subsidiaries are wholly or majority owned by the U.S. holding entity, the Company anticipates no cash dividends in the foreseeable futures, and all earnings will be used to re-invest in the PRC subsidiaries. Accordingly, no withholding income tax was accrued.

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Current	105,194,680	62,717,151	27,150,033	4,453,088
Deferred	—	—	—	—
Income tax expenses	105,194,680	62,717,151	27,150,033	4,453,088

The principal components of the deferred income tax assets consisted of the following:

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
Non-current deferred tax assets:
Change in fair value of available-for-sale securities	—	248,712	40,793

Valuation allowances	—	—	—
Net non-current deferred income tax assets	—	248,712	40,793

The Company did not have any significant temporary differences relating to deferred tax assets or liabilities as of December 31, 2012 and 2013.  The Company also did not have net accumulated operating loss and credit carry forwards as of December 31, 2012 and 2013. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Income Tax Expenses (Continued)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

	Year Ended December 31,
	2011	2012	2013
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	0.15%	—	0.45%
Effective tax rate	25.15%	25.00%	25.45%

18.                     Commitments and Contingencies

Commitments

As of December 31, 2012 and 2013, capital commitment for purchase of property, plant and equipment were RMB nil and RMB nil, respectively.

The Company did not have any significant lease commitment as of December 31, 2012 and 2013.

As of December 31, 2012 and 2013, purchase obligations for corn were RMB427,231,000 and RMB184,800,000 ($30,310,486), respectively.

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2012 and 2013, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB512,440,000 and RMB210,000,000 ($34,443,734), respectively, as a guarantor, thereinto, the Company guaranteed for the granaries for the borrowings amount to RMB412,440,000 and nil, respectively, which is under the normal course of business. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

19.                     Segment Information

The Company operates and manages its business as three reportable segments: “Corn-base edible alcohol and its by-products”, “CPE” and “Foam insulation”. The Company’s reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions. Most of the businesses were established as a unit, and the management at the time of the establishment was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year ended December 31,
	2011			2012			2013
		Inter-			Inter-			Inter-
	Net	segment	Profit	Net	segment	Profit	Net	segment	Profit
	sales	sales	(loss)	sales	sales	(loss)	sales	sales	(loss)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,685,223,409	—	418,189,154	2,587,441,751	—	250,868,605	2,249,552,806	—	107,849,762
CPE	—	—		—	—		5,004,607	—	(883,268)
Foam insulation	—	—		—	—		412,739	—	(288,152)
Segment total	2,685,223,409		418,189,154	2,587,441,751		250,868,605	2,254,970,152		106,678,342

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,685,223,409	—		2,587,441,751	—		2,254,970,152	—
Revenues ($)							369,855,197	—

Income before income taxes			418,189,154			250,868,605			106,678,342
Income before income taxes ($)									17,497,145

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

	Year ended December 31,
	2011			2012			2013
	Interest Income	Interest expense	Income tax expense	Interest income	Interest expense	Income tax expense	Interest income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	1,169,183	34,114,359	105,194,680	1,364,810	42,767,789	62,717,151	3,850,272	91,158,982	27,150,033
CPE	—	—	—	—	—	—	—	—	—
Foam insulation	—	—	—	—	—	—	—	—	—
Consolidated total	1,169,183	34,114,359	105,194,680	1,364,810	42,767,789	62,717,151	3,850,272	91,158,982	27,150,033

Consolidated total ($)							631,513	14,951,694	4,453,088

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

	As of and Year ended December 31,
	2011			2012			2013
	Identifiable assets	Capital Expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	1,972,753,262	303,083,944	88,785,114	2,442,992,664	138,456,431	102,392,854	2,627,430,265	12,371,997	111,101,216
CPE	—	—	—	—	—	—	230,307,062	146,075,937	1,208,774
Foam insulation	—	—	—	—	—	—	75,818,849	30,155,128	403,314
Segment totals	1,972,753,262	303,083,944	88,785,114	2,442,992,664	138,456,431	102,392,854	2,933,556,176	188,603,062	112,713,304
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	1,972,753,262	303,083,944	88,785,114	2,442,992,664	138,456,431	102,392,854	2,933,556,176	188,603,062	112,713,304

Consolidated totals ($)							481,155,370	30,934,255	18,486,986

As we primarily generate our revenues from customers in the PRC, and all of our sales and all of our identifiable assets are located in the PRC, no geographical segments are presented.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (Amounts in RMB unless otherwise stated)

20.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,069,700,875 and RMB1,121,746,176 ($183,986,317)  as of December 31, 2012 and 2013, respectively.

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	5,494	128	21
Amounts due from subsidiaries	244,532,160	244,532,160	40,107,622
Total current assets	244,537,654	244,532,288	40,107,643
Investments in subsidiaries	1,273,050,179	1,351,862,978	221,729,564
Total assets	1,517,587,833	1,596,395,266	261,837,207

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	4,808	4,664	764
Total current liabilities and total liabilities	4,808	4,664	764

Total shareholders’ equity	1,517,583,025	1,596,390,602	261,836,443
Total liabilities and shareholders’ equity	1,517,587,833	1,596,395,266	261,837,207

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

20.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	(2,584,881)	—	(5,188)	(851)
Loss from operations	(2,584,881)	—	(5,188)	(851)
Other income:
Interest income	164	—	—	—
Equity in earnings of subsidiaries	315,579,191	188,151,454	79,533,497	13,044,908
Income before income tax expense	312,994,474	188,151,454	79,528,309	13,044,057
Income tax expense	—	—	—	—
Net income	312,994,474	188,151,454	79,528,309	13,044,057

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	($)
Net cash used in operating activities	(2,592,878)	(18)	(5,332)	(875)
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Net increase (decrease) in cash	(2,592,878)	(18)	(5,332)	(875)
Cash—beginning of year	2,730,413	5,494	5,494	901
Effect of exchange rate changes on cash and cash equivalents	(132,041)	18	(34)	(5)
Cash—end of year	5,494	5,494	128	21

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (Amounts in RMB unless otherwise stated)

20.                     Condensed Financial Information of New Borun (Continued)

NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Registrant has used equity method to account for its investments in subsidiaries.

Investments in subsidiaries

The Registrant records its investments in its subsidiaries under the equity method of accounting as prescribed in FASB ASC Topic 323, “Investment—Equity Method and Joint Ventures”. The Registrant’s investments in subsidiaries are stated at cost plus its equity interest in undistributed earnings of subsidiaries less impairment loss, if any, since inception, and are presented on the Registrant’s balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ income or loss as “Equity in earnings (loss) of subsidiaries”, on the Registrant’s statements of income and comprehensive income.

The Company’s subsidiaries did not incur any dividend to the Registrant for the years ended December 31, 2011, 2012 and 2013.