Form 20-F
period 2014-12-31
CHINA NEW BORUN Corp
filed 2015-04-22
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

25,725,000 Ordinary Shares, par value $0.001 per share, as of December 31, 2014

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CHINA NEW BORUN CORPORATION

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED DECEMBER 1, 2014, BY AND BETWEEN DAQING BRANCH OF AGRICULTURAL DEVELOPMENT BANK OF CHINA AND DAQING BORUN
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4.6	MORTGAGE CONTRACT, DATED DECEMBER 11, 2014, BY AND BETWEEN DAQING BRANCH OF CHINA CONSTRUCTION BANK AND DAQING BORUN
EX-4.7	MORTGAGE CONTRACT, DATED OCTOBER 14, 2014, BY AND BETWEEN DAQING BRANCH OF AGRICULTURAL DEVELOPMENT BANK OF CHINA AND DAQING BORUN
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002

EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

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

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.1190 to $1.00 as published by the People’s Bank of China on December 31, 2014. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including in particular Item 3.D, “Key information — Risk Factors,” Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements.

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

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.           Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2012, 2013 and 2014, and the selected audited balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2010 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	$
Revenues	1,713,924,878	2,685,223,409	2,587,441,751	2,254,970,152	2,433,820,369	397,748,058

Cost of goods sold	1,308,303,166	2,175,060,342	2,240,600,096	2,009,229,511	2,173,381,791	355,185,781
Gross profit	405,621,712	510,163,067	346,841,655	245,740,641	260,438,578	42,562,277
Selling, general and administrative expenses	45,716,043	59,061,056	54,412,264	46,805,917	48,301,996	7,893,773
Operating income	359,905,669	451,102,011	292,429,391	198,934,724	212,136,582	34,668,504

Other expenses	12,216,600	32,912,857	41,560,786	92,256,382	106,522,384	17,408,463
Income before income taxes	347,689,069	418,189,154	250,868,605	106,678,342	105,614,198	17,260,041

Income tax expense	88,264,738	105,194,680	62,717,151	27,150,033	26,403,549	4,315,010

Net income	259,424,331	312,994,474	188,151,454	79,528,309	79,210,649	12,945,031
Amortization of preference share discount	—	—	—	—	—	—
Participation in undistributed earnings by preference shareholders	(27,744,622)	—	—	—	—	—
Net income attributable to ordinary Shareholders	231,679,709	312,994,474	188,151,454	79,528,309	79,210,649	12,945,031

Earnings per share(1)
Basic and diluted	11.07	12.17	7.31	3.09	3.08	0.50

Weighted average ordinary shares outstanding:
Basic and diluted	20,927,117	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000

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

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	647,739,510	770,487,271	1,235,502,613	1,630,542,814	2,051,768,837	335,311,135
Total assets	1,762,905,212	1,972,753,262	2,442,992,664	2,933,556,176	3,295,335,194	538,541,459
Total liabilities	746,377,285	643,321,591	925,409,639	1,337,165,574	1,618,990,637	264,584,187
Total shareholders’equity	1,016,527,927	1,329,431,671	1,517,583,025	1,596,390,602	1,676,344,557	273,957,272

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.1190 to USD 1.00 as published by the People’s Bank of China on December 31, 2014. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.1610 to $1.00 as of April 21, 2015.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2010	6.6227	6.7668	6.8280	6.6227
2011	6.3009	6.4445	6.5891	6.3009
2012	6.2855	6.3108	6.3449	6.2787
2013	6.0969	6.1896	6.2795	6.0969
2014	6.1190	6.1429	6.1710	6.0930
Most recent six months
October 2014	6.1461	6.1441	6.1493	6.1395
November 2014	6.1345	6.1432	6.1602	6.1320
December 2014	6.1190	6.1241	6.1411	6.1137
January 2015	6.1370	6.1272	6.1384	6.1188
February 2015	6.1475	6.1339	6.1475	6.1261
March 2015	6.1422	6.1507	6.1617	6.1375
April 2015 (through April 21)	6.1280	6.1342	6.1434	6.1255

(1)       Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: the People’s Bank of China Statistical Release

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

An investment in the ADSs involves significant risks. You should consider carefully the material risks described below and all of the information contained in this annual report before deciding whether to purchase any ADSs. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of the ADSs could decline due to any of these risks, and an investor may lose all or part of his investment. This filing also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this annual report.

RISKS RELATED TO OUR COMPANY

If we fail to accurately project demand for our key products, i.e., edible alcohol and its by-products, we may encounter problems of over capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Historically, edible alcohol production capacity has exceeded actual market demand. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the suspension in approvals for new corn deep-processing production projects, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

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

Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our capacity for the three years ended December 31, 2014. Starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. In 2014, we reached approximately 81.4% of our total capacity. If the demand for edible alcohol does not increase as we expect or at a slower pace, we may encounter difficulties in selling our increased production, which would materially and adversely affect our business, financial conditions and results of operations.

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

The key raw materials used in the production of our key products are corn and coal. Changes in the prices for these raw materials would significantly affect our cost of goods sold. In general, rising prices of corn and coal will produce lower profit margins for us if we are unable to pass such rising costs on to our customers. Whether we can pass most of the rising costs on to our customers depends on a variety of factors, including but not limited to corn and coal pricing and consumer market conditions. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The price of coal is influenced by a variety of factors, including market conditions, mine operating costs, coal quality, transportation costs and fluctuations in demand by other industry sectors, such as power plants, and the cost of alternative fuels. The significance and relative effect of these factors on the price of corn and coal is difficult to predict. In addition, although our supply contracts provide us access to corn at prices which we believe have historically been below the spot market price in the off season and times of high price volatility (due to crop failure and other factors), we have no contracts or derivative instruments in place that effectively hedge against the fluctuations in the price of our raw materials as our corn purchase and edible alcohol sales contracts are priced based on market conditions. Any event that tends to negatively affect the supply of these raw materials could increase prices and potentially harm our business. To the extent that we cannot fully pass on the price increases in raw materials to our customers, or at all, our business and profitability would be materially and adversely affected.

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

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, according to the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep- Processing Industry announced by the PRC government. According to the 12th Five- Year Plan, the PRC government continued to impose strict control on the amount of corn used for deep-processing.  Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

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

A delay or stoppage of production caused by adverse weather, natural disaster or other unanticipated catastrophic event, including, without limitation, power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to produce our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead- time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business. Any stoppage in production, even if temporary, or delay in delivery to our customers could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our production operations or production and distribution processes could impair our financial performance and negatively affect our brand.

Interruptions to our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.

Our production facilities require a significant amount of electricity in order to operate at full capacity. Both our Shouguang and Daqing facilities were designed and built to be self-sufficient in power supply through the construction of their own coal-fired power- generating systems. We are also connected to the national power grid at both facilities as a backup measure in the event we experience unanticipated interruptions to our electricity generation and for when we carry out our annual full-scale inspection and maintenance program for our electricity supply systems (see “Business Overview - Our Supply of Electricity”). If the power-generating systems at our Shouguang facility or our Daqing facility experience unexpected stoppage due to mechanical failure or when we schedule our annual inspection of our supply systems, we must negotiate with the government for the purchase of electricity to be supplied through the relevant grid until our power- generating systems become operational. During such negotiations, we could be forced to accept pricing terms which are not favorable to us. Furthermore, such negotiations could be time-consuming which could cause a diversion of resources and time of our senior management personnel. Furthermore, we cannot assure you that there will be no interruptions or shortages in the national or local grid electricity supply or that there will be sufficient electricity available to us to meet our needs. There have been shortages in electricity supply in various regions across China, especially during periods of severe winter weather and during the summer peak season. Therefore, if either of our production facilities were to experience any significant downtime, we would be unable to meet our production targets and our business would suffer. Any disruption at our facilities would have a material adverse effect on our business, financial condition and results of operations.

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

Our two operating production facilities are located in Shandong and Heilongjiang provinces, making our operations particularly vulnerable to natural and other disasters that may occur in those provinces. Operating hazards, natural disasters or other unanticipated or catastrophic events, including power interruptions, water shortages, storms, typhoons, fires, explosions, earthquakes, terrorist attacks, wars and labor disputes in and around these provinces could cause damage to or destroy our facilities or equipment therein. Any of these or similar events could significantly impair our ability to operate our business, as well as delay our research and development activities and commercial production. Our facilities and equipment are expensive and potentially difficult and time- consuming to repair or replace. Catastrophic events may also result in damage to or the destruction of inventory located in our production facilities. In addition, we do not carry any business interruption or other insurance that would compensate us in the event of a loss of this type. The occurrence of such an event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations may be materially and adversely affected.

We rely on our relationships with customers with whom we have sale contracts, the termination of which could cause us to experience short-term or permanent losses that would have an adverse effect on our financial condition, results of operations and prospects.

Although during the years ended December 31, 2012, 2013 and 2014, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 38.8% of our total revenues for the year ended December 31, 2014. Additionally, during the years ended December 31, 2012, 2013 and 2014, aggregate sales to our five largest customers represented 23.0%, 23.8% and 20.8% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew the agreements for supply of our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

Our growth strategy may involve acquisitions, the creation of strategic alliances in the edible alcohol production business and investments in new products. For example, in 2013 we have invested in and completed the construction of our new foam insulation and chlorinated polyethylene (‘‘CPE’’) manufacturing plant with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. In 2014, we further expanded our investment in our CPE manufacturing plant through doubling our annual production capacity of CPE products to 25,000 tons. Any acquisition or an investment in new products could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, significant attention from our management may be required, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions or investments in new products may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions or investments and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.

We will continue to incur increased costs as a result of being a public company, which will adversely impact our results of operations.

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed additional requirements on corporate governance practices of public companies. As we expected, these rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time- consuming and costly. For example, as a result of becoming a public company, we have added independent directors to our board and adopted policies regarding internal controls and disclosure controls and procedures. See also the risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

We regard our Borun wet process patent of invention and our “Borun” trademark as important to our business. In January 2012, the State Intellectual Property Office awarded a patent to us for the Borun wet process, our proprietary manufacturing method. We believe we are the only corn-based edible alcohol producer in China using the Borun wet process and the market recognizes our brand name products. Infringements of relevant intellectual property rights may reduce our revenues and harm our reputation. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers and others to protect our intellectual property rights. Policing unauthorized use of intellectual property is difficult and expensive, as are the steps necessary to prevent the misappropriation or infringement of our technology or trademark. Despite our precautions, it may be possible for third parties to obtain and use our Borun wet process method without authorization or sell their products under our “Borun” trademark. The validity, enforceability and scope of protection of intellectual property in many industries in China are uncertain and still evolving and may not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States. Moreover, we may not prevail in any litigation that we undertake to enforce our intellectual property rights, and such litigation could result in substantial costs and diversion of our management resources. Our failure to adequately maintain and protect our intellectual property rights could lead to the loss of a competitive advantage or otherwise impair our ability to operate our business.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis has persisted through to 2014, and consequently, China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. The corn-based edible alcohol industry may be sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of corn-based edible alcohol purchases which could materially and adversely affect our business, financial condition and results of operations.

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

If any of our executive officers joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as customers. These executive officers could develop products that could compete with and take market share away from us. Each of our executive officers has entered into an employment agreement with us, each of which contain non- competition provisions. However, if any dispute arises between our executive officers and us, these non-competition provisions may not be enforceable in China. If any of the foregoing were to happen, our competitive position and business prospects may be materially and adversely affected.

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

As of December 31, 2014.we obtained a short-term bank loan of RMB50,000,000 ($8,171,269.8) from China Construction Bank (“CCB”) which was secured by buildings and land owned by Daqing Borun and a guarantee by our CEO, Mr. Wang and three of his family members.

We obtained two short-term bank loans of RMB10,000,000 ($1,634,254.0) and RMB190,000,000 ($31,050,825.3) from Agriculture Development Bank of China (“ADB”) which were secured by the corn of Daqing Borun and guaranteed by the our CEO, Mr. Wang. In addition, one of the short-term loans of RMB10,000,000 ($1,634,254.0) was secured by equipments of Daqing Borun. We also obtained a long-term loan of RMB60,000,000 ($9,805,523.8) from ADB, which was guaranteed by two third party guarantors, a third party company and our CEO, Mr. Wang simultaneously. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipments to one of third party guarantors. In addition, Shandong Borun and our CEO, Mr. Wang provided counter guarantee to the third party guarantors.

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

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in the value of RMB will affect the amount of the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. During February and March of 2015, Renminbi depreciated slightly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our net revenues and most of our expenses are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would reduce the amount of Renminbi we would receive if we need to convert U.S. dollars into Renminbi. Conversely, a significant depreciation of the Renminbi against the U.S.dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment through offshore Special Purpose Vehicles by Domestic Residents,” generally referred to as Circular 75, effective as of November 1, 2005. The policy announced in this notice and its implementation rules requires PRC residents to register with the relevant SAFE branch before establishing or controlling offshore special purpose vehicles, or SPVs, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. On 4 July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Round-Trip Investments Conducted by Domestic Residents Through Overseas Special Purpose Vehicles, or the SAFE Circular No. 37, which became effective and superseded the Circular 75 on the same date. Pursuant to Circular No. 37, (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the SPV, including, among other things, a change of the SPV’s PRC resident shareholder(s), name of the SPV, term of operation, or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Failure to comply with the requirements of the above mentioned SAFE regulations may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s PRC affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to such SPV.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2014, we carried up to RMB2,483.3 million ($405.8 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes, among others, dividends, trade and service- related foreign exchange transactions, but not under the “capital account,” which includes, among others, foreign direct investment and loans.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law, or Draft FIL. If enacted, the Draft FIL would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. Such FIEs will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign invested enterprises can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either a PRC citizen, or the PRC government and/or its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment.

There is substantial uncertainty regarding the Draft FIL, including, the content of its final form and the timing of its adoption and implementation. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with non-PRC shareholders like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

The New Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non- resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non- PRC resident enterprises shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident enterprises shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

It is uncertain as to how the aforementioned laws and regulations will be implemented by the relevant PRC tax authorities. If our dividend payments to our non-PRC resident shareholders are subject to PRC withholding tax, it may materially and adversely affect our shareholders’ return on and value of investment in our ADSs.

We face uncertainty from the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Share Transfer (“Circular 698”) released in December 2009 by SAT with retroactive effect from January 1, 2008  and Announcement on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises released in February 2015 by SAT.

Pursuant to Article 5 and Article 6 of the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by SAT on December 10, 2009, or SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company (referred to as an Indirect Transfer) and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer and, if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and, as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. On February 3, 2015, the SAT promulgated the Announcement on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Announcement 7, which abolished Article 5 and Article 6 of Circular 698 and provides that where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall, in accordance with the provisions of EIT Law, be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise, and, as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of 10% or 25%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value which results in the decrease of taxable income, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

SAT Circular 698 and SAT Announcement 7 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident shareholders were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. Since Circular 698 has retroactive effect from January 1, 2008, we cannot assure you our reorganization will not be subject to examination by the PRC Subsidiaries’ tax authorities and any direct or indirect transfer of our equity interests in our PRC subsidiaries via our overseas holding companies will not be subject to a PRC withholding tax.

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

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014, and we do not expect to become a PFIC for our taxable year ending December 31, 2015 or thereafter, although there can be no assurance in either regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. If we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,502,042.8). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

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

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($22,716,130.1) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production,      employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110.0 million ($18.0million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in- house developed Borun wet process (see “Information on the Company — Business Overview — Our Key Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

Our corporate structure is as follows

Recent Development of our Business

Between January 1, 2014 and December 31, 2014, we:

•      Further invested in our CPE manufacturing plant and expanded the annual production capacity by additional 12,500 tons of CPE products in 2014.

Between January 1, 2015 and April 22, 2015, we

•                Successfully purchased another 210,000 tons of corn through the granaries under the framework agreement and local farmers.

Capital Expenditures

Our capital expenditures were RMB138.4 million, RMB194.2 million and RMB 74.6 million ($12.2million) in 2012, 2013 and 2014, respectively, which related primarily to purchasing equipment for expansion and upgrade of our Shouguang and Daqing edible alcohol facilities, at Shouguang and Daqing facilities, and purchasing land use rights, plant and equipment for our new foam insulation and CPE plant at our Shouguang facility. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB30 million ($4.9 million) to RMB50 million ($8.2 million) for 2015, which related primarily to the payment for equipment of CPE projects and the maintenance our production facilities.

Corporate Information

Our principal executive offices are located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, the People’s Republic of China. Our telephone number is +86 (536) 5451199. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.Our website is www.chinanewborun.com. The information contained on our website does not form part of this prospectus.

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

During the production of edible alcohol, we also produce DDGS feed, corn germ, crude corn oil and liquid carbon dioxide as by- products which are sold separately from our edible alcohol. In July 2010, we completed construction of our liquid carbon dioxide plant at our Shouguang facility, which manufactures liquid carbon dioxide from waste carbon dioxide emitted during our production process, in order to create an additional stream of revenue. Our liquid carbon dioxide plant began contributing revenue in July 2010 and completed the improvement of our liquid carbon dioxide facility at Shouguang with 40,000 tons per annum capacity in August 2011. In March 2011, we completed the installation of our crude corn oil facility in our Daqing facility and started producing and selling crude corn oil by deep-processing corn germ into crude corn oil. Additionally, we completed the crude corn oil facility in our Shouguang facility and began producing and selling crude corn oil in September 2011. We ceased the production and sale of corn germ from September 2011.

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

In addition to the production of edible alcohol and the related by-products including DDGS, crude corn oil and liquid carbon dioxide, we started to produce and sell CPE products and foam insulation products in 2013. We completed the construction of our new CPE product manufacturing plant with an annual production capacity of 12,500 tons and our new foam insulation products manufacturing plant with an annual production capacity of 40,000 cubic meters, both situated at our Shouguang facility, in July and September 2013, respectively. In 2014, we further invested in our CPE production line and expanded the annual production capacity with additional 12,500 tons of CPE products. We began generating revenue from sales of our new CPE and foam insulation products in December 2013.

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,689.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products. Our Daqing facility occupies a site area of 219,156.4 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, we secured corns in advance during the harvest season. In 2014, we continue to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of March 31, 2015, we successfully purchased 310,000  tons of corn and we expect that we will be able to purchase up to 350,000 tons of corn by the end of the harvest season in 2015, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. In 2015, we expect to purchase up to approximately 350,000 tons of corn during the harvest season which fully accommodated our production needs in the non-harvest season. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as sell more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested and completed the construction of our new foaming insulation and CPE plants in 2013 and 2014 to further improve and diversify our product mix.

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

To diversify market concentration risk, we expanded our product mix by investing into new sectors - a new foam insulation and CPE manufacturing plant in 2013, with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. In 2014, we further invested in our CPE manufacturing plant and doubled our annual production capacity of CPE products to 25,000 tons. We intend to further install additional production lines to also expand our production capacity of foam insulation products to 80,000 cubic meters in the future. However, we have not finalized such expansion plan or enter into any agreements for the construction of such facility.

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

Leveraging our current success, we intend to continue to invest in research and development, especially in process technology, to improve our products and sustain our competitive edge.

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility, we began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2014, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

With the completion of our new CPE and foam insulation facilities in July and September 2013, respectively, we began to produce and sell CPE products and foam insulation products.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2012, 2013 and 2014, sales of edible alcohol accounted for 69.9%, 67.1% and 64.8% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2012, 2013 and 2014, the sale of edible alcohol to distilleries of baijiu contributed to 62.4%, 58.3% and 59.7% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2012, 2013 and 2014, revenue generated from the sale of edible alcohol to the chemical industry contributed 36.4%, 38.1% and 38.7% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2012, 2013 and 2014, 1.2%, 2.6% and 0.6% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2012, 2013 and 2014 was approximately, RMB5,548 ($906.7), RMB5,235 ($855.6) and RMB5,174 ($845.5) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2012, 2013 and 2014, sales of DDGS feed contributed to 20.4%, 23.3% and 23.0% of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2012, 2013 and 2014 was approximately RMB1,885 ($308.1), RMB2,134 ($348.7) and RMB2,161 ($353.1), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2012, 2013 and 2014, the sales of crude coin oil contributed 7.6%, 7.4% and 7.1% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2012, 2013 and 2014 was approximately RMB7,674 ($1,254.1), RMB7,587 ($1,239.9) and RMB 7,041($1,150.7), respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2012, 2013 and 2014, sales of liquid carbon dioxide contributed to 2.1%, 1.9% and 1.6% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2012, 2013 and 2014 was approximatelyRMB458 ($74.8), RMB414 ($67.7) and RMB329 ($53.7) . Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

CPE

CPE products being special synthetic rubber are widely used as raw materials. We completed the construction of our CPE manufacturing plant in July 2013 with annual production capacity of 12,500 tons of CPE products at our Shouguang facility. We further expanded our CPE manufacturing plant and increased the annual production capacity of CPE products to 25,000 tons in 2014. For the year ended December 31, 2013 and 2014, sales of CPE products contributed to about 0.2% and 3.2% of our total revenues, respectively. The average selling price of our CPE products per ton for the year ended December 31, 2013 and 2014 was approximately RMB9,058 ($1,480.3) and RMB8,724 (RMB$1,425.7), respectively.

Foam Insulation

Foam insulation offers substantial benefits, such as heat insulation, anti-corrosion and oil resistance, and is widely used in a broad range of industries and products, including construction, textile, pharmaceutical chemicals, metallurgy, refrigeration facilities, electromechanical equipment, and fire retardants. We completed the construction of our foam insulation manufacturing plant at our Shouguang facility in September 2013. For the year ended December 31, 2013 and 2014, sales of foam insulation products contributed to 0.1% and 0.3% of our total revenues, respectively. The average selling price of our foam insulation products per cubic meter for the year ended December 31, 2013 and 2014 was approximately RMB1,101 ($179.9) and RMB1,095 ($178.9), respectively.

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

(1) We ceased corn germ production and sales from September 2011.

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

Our Research and Development

We spent approximately RMB668,800 ($109,298.9), RMB1,436,800 ($234,809.6) and RMB1,580,480 ($258,290.6) during the years ended December 31, 2012, 2013 and 2014, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process and developing foam insulation products.

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

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,985 square feet (approximately 400,689.81 square meters) and employs 718 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156.4 square meters) and employs 483 company-trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

In addition to the production facilities of edible alcohol and its by-products including DDGS feed, crude corn oil and liquid carbon dioxide, we completed the construction of our new CPE and foam insulation products manufacturing plants at our Shouguang facility with the annual production capacities of 12,500 tons and 40,000 cubic meters in July and September 2013, respectively. We further expanded our CPE manufacturing plant and increased the annual production capacity of CPE products by another 12,500 tons in 2014.

The following table summarizes the actual production level for each of our products during the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
	(tons)
Edible alcohol	327,648	287,414	309,145
DDGS feed	281,424	247,009	266,384
Liquid carbon dioxide	119,977	104,548	119,985
Crude corn oil	25,728	22,482	23,993
CPE	—	606	10,322
Foam insulation	—	433	8,218

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 59.7% of our edible alcohol to 21 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2012, 2013 and 2014, there was no single customer from which we generated more than 10% of total sales.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do deliver to a certain portion of our edible alcohol customers who will be liable for the shipping costs under agreed special arrangements. For DDGS feed, crude corn oil, liquid carbon dioxide, CPE and foam insulation products, all of our customers come to our facilities to pick up their orders and we have never been responsible for delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payment after they acknowledge their acceptance of such products (usually within 60 days of receipt of the products by such customers).

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

We do not sell our products through distributors. Our sales teams in Shandong Province and Heilongjiang Province market our products directly to our customers. Due to the strong local demand for edible alcohol in Shandong Province and Heilongjiang Province, approximately 67.5% of our products manufactured at our Shouguang and Daqing facilities are sold in the local markets. However, as part of our strategy to diversify the geographical spread of our customer base, we have expanded our sales of edible alcohol to customers in Sichuan, Anhui, Jiangsu, Hebei, Jilin and Liaoning provinces. We expect to continue to sell more edible alcohol to other provinces in the future.

We price our products based on their respective prevailing market prices taking into account factors such as our manufacturing costs and, to a lesser extent, order size. As corn and coal are the key materials for our production, any fluctuation in the supply or price of either of these have an impact on our pricing determination. We convene meetings regularly to determine the price of our products. The general manager, sales manager, financial controller and sourcing manager participate in these meetings. Our customers generally pay at the time of receipt of our delivery or within 60 days after their receipt of our products, resulting in a short accounts receivable cycle. For new customers, we may also require a prepayment before delivery of our products.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($20.3) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2014, 100,064 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB205.1 million ($33.5 million) and recognized as inventory by us. By the end of the first quarter of 2015, we successfully purchased 310,000 tons of corn through the granaries and local farmers and we expect that we will be able to purchase up to another 40,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2012, 2013 and 2014, corn accounted for approximately 86.1%, 85.9% and 84.7% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2012, 2013 and 2014, coal accounted for approximately 6.9%, 6.5% and 6.8% of our cost of goods sold, respectively.

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

On January 11, 2012, the State Intellectual Property Office of the PRC approved our application for a patent of invention for our Borun wet process and based upon our knowledge of our industry, we believe we are the only corn-based edible alcohol producer in China using the Borun wet process. For a description of our Borun wet process technology, please see the subsection above entitled “Information on the Company — Business Overview — Our Key Production Technology”.

Furthermore, we registered the domain name of www.chinanewborun.com, which is used to support our business and promote our Group.

Description of Properties: Land Use Rights

For our Shouguang facility, we have five Land Use Right Certificates covering an area of approximately 4,312,985 square feet (400,689.81 square meters) and 28 Property Ownership Certificates covering a construction area of approximately 377,489 square feet (35,070.0 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156.4 square meters) and 39 Property Ownership Certificates covering a construction area of approximately 1,011,825.56 feet (94,000.9 square meters).

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2014, were approximately RMB 2,003.3 million ($327.4 million) on our property and facilities and machinery, and approximately RMB480.0 million ($78.4 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 718 full-time employees and our Daqing facility had 483 full- time employees for a total of 1,201 full time employees, which is comprised of 895 manufacturing staff, 263 management and administrative personnel, and 43 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, the Company made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB9.4 million ($1.5 million), RMB 9.2 million ($1.5 million) and RMB9.8 million ($1.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2014, we have paid RMB71,700.0 ($11,717.6) and RMB4,100,000 ($670,044.1) for group casualty insurance and pension insurance, respectively.

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

With respect to its current business operations, we are subject to the following laws, regulations and rules:

Business Licenses

On December 1, 2000, the Shouguang Administration for Industry and Commerce granted Shandong Borun the right to operate for a period of three years from the date of Shandong Borun’s incorporation and, on November 15, 2012, the Shouguang Administration for Industry and Commerce extended the business term of Shandong Borun to March 26, 2062. On July 9, 2008, the Daqing Administration for Industry and Commerce (Datong Branch) granted Daqing Borun the right to operate with no business term limitation.

Shandong Borun and Daqing Borun can only conduct business within their registered business scopes as specified on their business licenses. Shandong Borun’s license includes production and sale of edible ethanol, food additives liquid carbon dioxide, corn oil, germ meal, single feed(maize alcohol jees), chlorinated polymer related product, sale of high-molecular polymer materials (exclusive of dangerous chemicals), wholesale of glucoamylase, amylase, the purchase of foodstuffs and the import and export of goods (exclusive of distribution business) subject to the approval of PRC Government in case of quota license and special regulations of the PRC. Daqing Borun’s license includes ethyl alcohol (Work Safety License expires on November 21, 2017), production and sale of edible alcohol, edible vegetable oil and single feed, purchase of corn, rice, soybean and coarse cereals, sale of grain, complex fertilizer, compound fertilizer and bulk-blended fertilizer, and the import and export business. Any further amendment to the scope of our business will require additional applications and government approval or registration.

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

The export rebate rate of alcohol was cut to zero from 13.0 percent in 2006, then raised to 5.0 percent in June 2009 to boost China’s alcohol export. Seeing the great increase of alcohol export may endanger local supply, the government dropped the export rebate rate to zero in 2010. However, the export rebate rate of undenatured ethyl alcohol of an alcoholic strength by volume of 80% vol. or higher was raised again in 2015 and will be 13.0 percent from January 1st to December 31st of 2015

Starting from September 2010, the alcohol industry applies the Cleaner Production Standard for Alcohol Industry (HJ 581-2010) to regulate the pollution caused by the production process.

Overall, we believe such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by the NDRC on September 5, 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. New applications for corn deep-processing projects will not be approved in principle. The examination of renovation and expansion projects of existing corn deep-processing facilities shall be strengthened. Since the production of edible alcohol using corn is a form of “deep-processing” work, this policy may limit our ability to obtain our primary raw material (corn). We believe more than 30.0% of total corn consumption was used for corn deep-processing in 2011, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. The State Administration of Grain issued the 12th Five-Year Plan for Grain and Oil Processing on January 13, 2012 (the “12th Five-Year Plan”) which requires the continuous control of the excessive corn deep- processing growth and the reasonable rate between the amount of total yield and the total corn consumption till the end of the 12th Five-Year. The 26% ratio has not been changed in the 12th Five-Year Plan, however, it is uncertain whether the PRC governmental entities will change the ratio or what ratio the PRC government is expected to apply in the next few years.

Material Licenses Relating to Our Products

Alcohol and Liquid Carbon Dioxide Production

In accordance with the Regulations of the PRC on the Administration of Production License for Industrial Products promulgated by the State Council on July 9, 2005 and implemented on September 1, 2005, the Circular on Issues Concerning the Production License of Edible Alcohol Product issued by the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of PRC on December 29, 2010 and the Circular on the Promulgation of Catalogue of Products subject to Production License issued by AQSIQ of the PRC on December 5, 2007 and last amended in 2012, the State Council has put in place a production licensing system for enterprises which produce edible alcohol and liquid carbon dioxide.

Feed Production

According to the Administrative Measures on the Production License of Feed and Feed Additives issued on May 2, 2012 by the Ministry of Agriculture, as amended on December 31, 2013, an applicant for the establishment of a feed production enterprise shall obtain a production certificate prior to registering with the competent branches of SAIC. The feed and feed additives production enterprises also required an annual filing before the end of February each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and last amended on December 7, 2013 further provides that feed products must be granted quality certificates before such products may be commercialized.

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

Grain Purchase

According to the Regulation on Administration of Grain Distribution promulgated by the State Council on May 26, 2004 and amended on July 18, 2013, enterprises engaged in business of purchase, sale, storage, transport, processing as well as import and export of grain which includes wheat, rice, corn, coarse cereals shall obtain qualification for grain purchase. According to the Provisional Measures on Administration of Examination and Approval for Qualification of Grain Purchasers jointly promulgated by the State Grain Administration and State Administration of Industry and Commerce on July 9, 2004, enterprises engaged in grain purchase shall obtain a grain purchase certificate from the authority responsible for examination and approval of qualification of grain purchase at the level equal to the registration authority with which the enterprise shall go through the registration of establishment.

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes. The major PRC environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Air Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste,the Law of the PRC on Prevention and Control of Environmental Noise Pollution, Measures for the Imposition of Consecutive Punishments on a Daily Basis by Competent Environmental Protection Departments, Measures for the Imposition of Restriction on Production and Cessation of Production for Rectification by Competent Environmental Protection Departments, Measures for the Imposition of Sealing up and Detaining by Competent Environmental Protection Departments and Measures for the Disclosure of Environmental Information by Enterprises and Public Institutions.

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

Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law of the PRC, depending on the individual circumstances of each case and the extent of contamination. Such penalties include but not limit to orders to make corrections, imposition of fines, consecutive punishment by day based on the original fines, orders to restrict production and suspend production for renovation, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where a violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law of the PRC resulting in serious loss of public and private property, the persons or enterprises directly responsible for such contamination may be held criminally liable.

Regulation on Work Safety

We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law of the PRC and Regulation on Work Safety License.

Work Safety Law of the PRC

The Work Safety Law of the PRC, or the WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, became effective as of November 1, 2002, and last amended on August 31, 2014. The WSL is applicable to the work safety of entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and must strengthen the administration of work safety, establish and perfect a system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

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

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration on Financing and Round-Trip Investment Through Offshore Special Purpose Vehicles by Domestic Residents, or the SAFE Circular No. 75, issued on October 21, 2005, a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise.

On 4 July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Round-Trip Investments Conducted by Domestic Residents Through Overseas Special Purpose Vehicles, or the SAFE Circular No. 37, which became effective and superseded the SAFE Circular No. 75 on the same date. Pursuant to Circular No. 37, (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the SPV, including, among other things, a change of the SPV’s PRC resident shareholder(s), name of the SPV, term of operation, or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division.

We understand that none of our shareholders prior to our initial public offering was a PRC citizen. Our PRC counsel for our initial public offering advised that none of these shareholders was subject to the requirement of the SAFE registration under Circular No. 75. However, due to the vagueness and uncertainty as to how the SAFE regulations are interpreted and implemented and the possible amendments or changes of the SAFE regulations, we cannot provide any assurance that our shareholders who may spend a certain amount of their time in the PRC each year will not be required to make or obtain any applicable registrations pursuant to the SAFE regulations..

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

B.                     Pursuant to the Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended on November 10, 2008 by the State Council and implemented on January 1, 2009, unless stated otherwise, for value-added tax payers who are selling or importing goods, and providing processing, repairs and replacement services in the PRC, the tax rate shall be 17%. The value- added tax rate for taxpayers selling and importing feed shall be 13%.

C.                     Pursuant to the Provisional Regulations of the People’s Republic of China on Consumption Tax and the corresponding implementation regulations as amended on November 5, 2008 by the State Council and implemented on January 1, 2009, the producers of alcohol are subject to a consumption tax at a rate of 5%. According to Cai Shui [2014] No.93, “Announcement on Adjusting Consumption Tax Policies”, jointed released by the Ministry of Finance and State Administration of Taxation of the PRC on November 25, 2014, the consumption tax on alcohol has been removed since December 1, 2014.

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

By September 2013, Shandong Borun had completed the construction of plants and production lines for our new CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We expanded our CPE manufacturing plant, and increased our annual production capacity of CPE products by another 12,500 tons in 2014. We currently have an annual production capacity of 25,000 tons of CPE and 40,000 cubic meters of foam insulation.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity from 2012 to 2014 and reached approximately 86.2%, 75.6% and 81.4% for the three years, respectively. However, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 62.4%, 58.3% and 59.7% in 2012, 2013 and 2014, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2012, 2013 and 2014, revenue generated from the sales of edible alcohol to the chemical industry contributed to 36.4%, 38.1% and 38.7% of our edible alcohol sales revenue, respectively.

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

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013 and this trend continued in 2014. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily life. Moreover, the primary consumer group of baijiu in China consists of the population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand from baijiu will recover gradually.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($20.3) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2014, 100,064 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB205.1 million ($33.5 million) and recognized as inventory by us. By the end of the first quarter of 2015, we successfully purchased 310,000 tons of corn through the granaries and local farmers and we expect that we will be able to purchase up to another 40,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu,Anhui provinces. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. We also began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to modifying our product mix based on our existing edible alcohol production facilities, we have invested in our new foam insulation and CPE projects to further improve and diversify our product mix. Our new plants, completed in July and September 2013, respectively, currently have annual production capacities of 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products.

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

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 84.7% and 6.8% of our cost of goods sold in the year ended December 31, 2014, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2014, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,986 ($324.6), RMB2,006 ($327.8) and RMB1,953 ($319.2) in 2012, 2013 and 2014, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also market conditions. We achieved gross profit margin of 13.4%, 10.9% and 10.7% for the years ended December 31, 2012, 2013 and 2014, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2014, due to weaker demand of edible alcohol in 2013, the average selling price for edible alcohol decreased and we also did not fully utilize our production capacity, both of which had a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

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

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2012, 2013 and 2014 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2012, 2013 and 2014 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2012, 2013 and 2014. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2012, 2013 and 2014.

Critical Accounting Policies, Estimates and Assumptions

Principles of Consolidation and Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Our consolidated financial statements include the financial statements of New Borun, Golden Direction, China High, WGC, Shandong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2013 and 2014, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

Value Added Tax

All our subsidiaries in the PRC are subject to value added tax (“VAT”) imposed by the PRC government on the purchase and sales of goods, purchase of property, plant and equipment and freight expenses incurred. The output VAT is charged to customers who purchase goods from us and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2013 and 2014, the trade accounts receivable included the output VAT charged to customers amounted to RMB44,646,052  ($7,296,298.7) and RMB49,839,169 ($8,144,985.9), respectively. The input VAT is incurred when we purchase goods and property, plant and equipment from vendors and freight expenses incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate ranges from 13% to 17% in general, depending on the type of product purchased and sold. If the amount of validated input VAT arising from purchasing goods and property, plant and equipment and freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be credited against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2013 and 2014, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB40,761,846 ($6,661,520.8) and RMB57,950,944 ($9,470,656.0), respectively.

Recently Issued Accounting Pronouncements

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in ASU No. 2014-06 relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this ASU represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Master Glossary easier to understand, as well as reduce the number of terms appearing in the Master Glossary. The amendments in this ASU do not have transition guidance and is effective upon issuance. We believe that our adoption of ASU No. 2014-06 will not have any material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this ASU raise the threshold for a disposal to qualify as a discontinued operation and require that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. This ASU also provides guidance on the financial statement presentations and disclosures of discontinued operations and requires certain other disposals that do not meet the definition of a discontinued operation.  The amendments in this ASU is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted only for disposals that have not been previously reported.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective. For public entities, this ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. We believe that our adoption of ASU No. 2014-09 will not have any material impact on our consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. We believe that our adoption of this ASU will not have any material impact on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are evaluating the effects, if any, that our adoption of the amendments in this ASU will have on the disclosure of the consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. It eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.  The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We do not expect that the adoption of the ASU No. 2015-01 will have a material impact on our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	$
Revenues	2,587,441,751	2,254,970,152	2,433,820,369	397,748,058
Cost of goods sold	2,240,600,096	2,009,229,511	2,173,381,791	355,185,781
Gross profit	346,841,655	245,740,641	260,438,578	42,562,277
Selling, general and administrative expenses	54,412,264	46,805,917	48,301,996	7,893,773
Operating income	292,429,391	198,934,724	212,136,582	34,668,504
Other expenses	41,560,786	92,256,382	106,522,384	17,408,463
Income before income taxes	250,868,605	106,678,342	105,614,198	17,260,041
Income tax expense	62,717,151	27,150,033	26,403,549	4,315,010
Net income	188,151,454	79,528,309	79,210,649	12,945,031

	Year ended December 31,
	2012	2013	2014
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	86.6%	89.1%	89.3%
Gross profit	13.4%	10.9%	10.7%
Selling, general and administrative expenses	2.1%	2.1%	2.0%
Operating income	11.3%	8.8%	8.7%
Other expenses	1.6%	4.1%	4.4%
Income before income taxes	9.7%	4.7%	4.3%
Income tax expense	2.4%	1.2%	1.1%
Net income	7.3%	3.5%	3.3%

Revenues for the years ended December 31, 2012, 2013 and 2014 were comprised of the following:

	Year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	249,448,666	192,947,806	224,219,954	36,643,235
-Grade B	1,167,402,023	1,036,328,718	980,985,281	160,317,908
-Grade C	390,810,269	283,252,127	372,789,523	60,923,276
Total Edible Alcohol	1,807,660,958	1,512,528,651	1,577,994,758	257,884,419
DDGS feed	527,700,379	526,141,262	560,661,738	91,626,367
Liquid carbon dioxide	54,802,671	43,345,072	39,331,527	6,427,770
Crude corn oil	197,277,743	167,537,821	171,491,230	28,026,022
CPE	—	5,004,607	76,990,402	12,582,187
Foam Insulation	—	412,739	7,350,714	1,201,293
Total	2,587,441,751	2,254,970,152	2,433,820,369	397,748,058

Revenue by %
Edible alcohol	69.9%	67.1%	64.8%	64.8%
-Grade A	9.7%	8.6%	9.2%	9.2%
-Grade B	45.1%	46.0%	40.3%	40.3%
-Grade C	15.1%	12.5%	15.3%	15.3%
DDGS feed	20.4%	23.3%	23.0%	23.0%
Liquid carbon dioxide	2.1%	1.9%	1.6%	1.6%
Crude corn oil	7.6%	7.4%	7.1%	7.1%
CPE	—	0.2%	3.2%	3.2%
Foam Insulation	—	0.1%	0.3%	0.3%
Total	100.0%	100.0%	100.0%	100.0%

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2014

Revenues

Revenues increased by RMB178.8 million ($29.2 million), or 7.9%, to RMB2,433.8 million ($397.7 million) for the year ended December 31, 2014 from RMB2,255.0 million ($368.5 million) for the year ended December 31, 2013. The increase was primarily due to the following:

•                   An increase in our edible alcohol sales by approximately RMB65.5 million ($10.7 million), or 4.3%, from RMB1,512.5 million ($247.2 million) in the year ended December 31, 2013 to RMB1,578.0 million ($257.9 million) in the year ended December 31, 2014, primarily due to the moderate recovery of demand from low to middle price baijiu markets in 2014. Although the market recovered slightly, we still did not operate at full capacity in 2014. Our actual production output for the year ended December 31, 2014 was 309,145 tons of edible alcohol, as compared to 287,414 tons for the year ended December 31, 2013, an increase of 21,731 tons, or 7.6%. We expect the market demand will improve further in 2015 if the current condition remained unchanged.

•                  We sold approximately 304,994 tons of edible alcohol in the year ended December 31, 2014, compared to approximately 288,942 tons in the year ended December 31, 2013, an increase of 16,052 tons or 5.6%. The increase was primarily due to our increased production volume of edible alcohol in 2014. The weighted average sales price of edible alcohol was approximately RMB5,174 ($845.5) per ton in the year ended December 31, 2014 compared to RMB5,235 ($855.5) per ton in the year ended December 31, 2013, a slight decrease of RMB61 ($10.0) per ton, or 1.2%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the slight recovery of demand for edible alcohol, offset by a slight decrease in the weighted average sales prices of Grade B edible alcohol, our revenue for edible alcohol experienced an increase in 2014. Our revenue from Grade A edible alcohol increased by approximately RMB31.3 million ($5.1 million) or 16.2% to RMB224.2 million ($36.6 million) for the year ended December 31, 2014, as compared to RMB192.9 million ($31.5 million) for the year ended December 31, 2013. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,393 ($881.4) per ton in the year ended December 31, 2014, compared to RMB5,286 ($863.9) per ton in the year ended December 31, 2013, an increase of RMB107 ($17.5), or 2.0%. Our revenue from Grade B edible alcohol decreased by approximately RMB55.3 million ($9.0 million), or 5.3%, to RMB981.0 million ($160.3 million) for the year ended December 31, 2014, as compared to RMB1,036.3 million ($169.4 million) for the year ended December 31, 2013. The weighted average sales price of Grade B edible alcohol was approximately RMB5,151 ($841.8) per ton in the year ended December 31, 2014, as compared to RMB5,237 ($855.9) per ton in the year ended December 31, 2013, a decrease of RMB86 ($14.1), or 1.6%. Our revenue from Grade C edible alcohol increased by approximately RMB89.5 million ($14.6 million), or 31.6%, to RMB372.8 million ($60.9 million) for the year ended December 31, 2014, as compared to RMB283.3 million ($46.3 million) for the year ended December 31, 2013. The weighted average sales price of Grade C edible alcohol was approximately RMB5,109 ($834.9) per ton in the year ended December 31, 2014, as compared to RMB5,193 ($848.7) per ton in the year ended December 31, 2013, a decrease of RMB84 ($13.7) or 1.6%.

•                  We sold approximately 41,572 tons of Grade A edible alcohol, 190,453 tons of Grade B edible alcohol and 72,969 tons of Grade C edible alcohol in the year ended December 31, 2014, as compared to approximately 36,503 tons of Grade A edible alcohol, 197,894 tons of Grade B edible alcohol and 54,545 tons of Grade C edible alcohol in the year ended December 31, 2013. The increase in our sales volume was primarily attributable to the moderate recovery of market demand and our higher production output in 2014.

•                   An increase in our revenue from DDGS feed by approximately RMB34.5 million ($5.6 million), or 6.6%, to RMB560.7 million ($91.6 million) for the year ended December 31, 2014, as compared to RMB526.1 million ($86.0 million) for the year ended December 31, 2013, was primarily due to an increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB2,161 ($353.1) per ton for DDGS feed sales in the year ended December 31, 2014, as compared to RMB2,134 ($348.7) per ton in the year ended December 31, 2013, representing an increase of RMB27 ($4.3) per ton, or 1.2%. We sold approximately 259,500 tons of DDGS feed in the year ended December 31, 2014 compared to approximately 246,534 tons in the year ended December 31, 2013, an increase of 12,966 tons, or 5.3%. The increase in sales volume was mainly due to strong market demand in 2014.

•                   Our revenue from liquid carbon dioxide decreased by approximately RMB4.0 million ($0.7 million), or 9.3%, to RMB39.3 million ($6.4 million) for the year ended December 31, 2014 to RMB43.3 million ($7.1 million) for the year ended December 31, 2013, mainly due to a decrease in the weighted average sales price, netting off an increase in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB85 ($13.9) or 20.5% to approximately RMB329 ($53.7) per ton in the year ended December 31, 2014, as compared to RMB414 ($67.7) per ton in the year ended December 31, 2013. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2014. We sold approximately 119,641 tons of liquid carbon dioxide in the year ended December 31, 2014 compared to approximately 104,604 tons in the year ended December 31, 2013, representing an increase of 15,037 tons, or 14.4%.

•                   Our revenue from crude corn oil increased by approximately RMB4.0 million ($0.6 million) or 2.4%, to RMB171.5 million ($28.0 million) for the year ended December 31, 2014, compared to RMB167.5 million ($27.4 million) for the year ended December 31, 2013, mainly due to a decrease in the weighted average sales price of crude corn oil, netting off an increase in our sales volume. Our sales volume was approximately 24,356 tons for the year ended December 31, 2014, as compared to 22,082 tons for the year ended December 31, 2013, representing an increase of 2,274 tons, or 10.3%. The weighted average sales price was RMB7,041 ($1,150.7) per ton in the year ended December 31, 2014 compared to RMB7,587 ($1,239.9) per ton in the year ended December 31, 2013, a decrease of RMB546 ($89.2) per ton or 7.2%.

•                   We began generating revenue from sales of our new CPE and foam insulation products in December 2013. Revenue from CPE increased by approximately RMB72.0 million ($11.8 million) or 1,438.4%, to RMB77.0 million ($12.6 million) for the year ended December 31, 2014, as compared to RMB5.0 million ($0.8 million) for the year ended December 31, 2013. Our sales volume was approximately 8,825 tons for the year ended December 31, 2014, as compared to 553 tons for the year ended December 31, 2013, representing an increase of 8,273 tons, or 1,493.7%. The weighted average sales price was RMB8,724 ($1,425.7) per ton in the year ended December 31, 2014 compared to RMB9,058 ($1,480.3) per ton in the year ended December 31, 2013, a decrease of RMB334 ($54.6) per ton or 3.7%.

•                   Revenue from foam insulation products increased by approximately RMB6.9 million ($1.1 million) or 1,681.0%, to RMB7.4 million ($1.2 million) for the year ended December 31, 2014, as compared to RMB0.4 million ($0.1 million) for the year ended December 31, 2013. Our sales volume was approximately 6,715 cubic meters for the year ended December 31, 2014, compared to 375 cubic meters for the year ended December 31, 2013, representing an increase of 6,340 cubic meters, or 1,690.9%. The weighted average sales price was RMB1,095 ($178.9) per cubic meter in the year ended December 31, 2014 compared to RMB1,101 ($179.9) per cubic meter in the year ended December 31, 2013, a decrease of RMB6 ($1.0) per cubic meter or 0.6%.

Gross Profit

Gross profit increased by RMB14.7 million ($2.4 million), or 6.0%, to RMB260.4 million ($42.6 million), or 10.7% of revenues, for the year ended December 31, 2014, from RMB245.7 million ($40.2 million), or 10.9% of revenues, for the year ended December 31, 2013, mainly due to the combined effect of the decrease in the weighted average selling price for edible alcohol and the decrease in corn price. The average price of our purchased corn was approximately RMB1,953 ($319.2) per ton in the year ended December 31, 2014, a decrease of RMB53 ($8.7) per ton, or 2.6%, from RMB2,006 ($327.8) per ton in the year ended December 31, 2013. The weighted average sales price of edible alcohol was approximately RMB5,174 ($845.5) per ton in the year ended December 31, 2014, compared to RMB5,235 ($855.5) per ton in the year ended December 31, 2013, a slight decrease of RMB61 ($10.0) per ton, or 1.2%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB1.5 million ($0.2 million), or 3%, to RMB48.3 million ($7.9 million), for the year ended December 31, 2014, from RMB46.8 million ($7.6 million), for the year ended December 31, 2013. The decrease was primarily due to the following:

•                   Selling expenses decreased 5.4% from RMB5.2 million ($0.8 million) for the year ended December 31, 2013 to RMB4.9 million ($0.8 million) for the year ended December 31, 2014, primarily due to our effective cost control measures in the tough operating environment.

•                   General and administrative expenses increased by RMB1.8 million ($0.3 million), or 4.3%, from RMB41.6 million ($6.8 million) for the year ended December 31, 2013 to RMB43.4 million ($7.1 million) for the year ended December 31, 2014, primarily due to our increased internal control management costs.

Other Expenses

Other expenses were RMB106.5 million ($17.4 million), primarily consisting of interest expense of RMB102.9 million ($16.8 million), interest income of RMB2.7 million ($0.4 million), amortized issuance cost of bonds of RMB 5.1 million ($0.8 million), loss on sale of available-for-sale securities of RMB 2.0 million ($0.3 million)and other income of RMB 0.8 ($0.1 million) for the year ended December 31, 2014, as compared to other expenses of RMB92.3 million ($15.1 million) for the year ended December 31, 2013, which primarily consisted of interest expense of RMB95.6 million ($15.6 million) and interest income of RMB3.9 million ($0.6 million). Interest expense increased to RMB102.9 million ($16.8 million) for the year ended December 31, 2014 from RMB95.6 million ($15.6 million) for the year ended December 31, 2013, primarily due to our issuance of the second tranche of our corporate bond of RMB150 million ($24.5 million) in April 2013.

Income Tax Expense

We recorded RMB26.4 million ($4.3 million) in income tax expense for the year ended December 31, 2014, compared to income tax expense of RMB27.2 million ($4.4 million) for the year ended December 31, 2013. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2013

Revenues

Revenues decreased by RMB332.4 million ($54.3 million), or 12.8%, to RMB2,255.0 million ($368.5 million) for the year ended December 31, 2013 from RMB2,587.4 million ($422.8 million) for the year ended December 31, 2012. The decrease was primarily due to the following:

•                   A decrease in our edible alcohol sales by approximately RMB295.1 million ($48.2 million), or 16.3%, from RMB1,807.7 million ($295.4 million) in the year ended December 31, 2012 to RMB1,512.5 million ($247.2 million) in the year ended December 31, 2013, primarily due to weaker demand from the chemicals and baijiu markets as well as a decrease in the sales price of edible alcohol. Furthermore, we did not operate at full capacity in 2013. Our actual production output for the year ended December 31, 2013 was 287,414 tons of edible alcohol, as compared to 327,648 tons for the year ended December 31, 2012, a decrease of 40,234 tons, or 12.3%.

•                  We sold approximately 288,942 tons of edible alcohol in the year ended December 31, 2013, compared to approximately 325,806 tons in the year ended December 31, 2012, a decrease of 36,864 tons or 11.3%. The weighted average sales price of edible alcohol was approximately RMB5,235 ($855.5) per ton in the year ended December 31, 2013 compared to RMB5,548 ($906.7) per ton in the year ended December 31, 2012, a decrease of RMB314 ($51.3) per ton, or 5.7%. The decrease was primarily attributable to the weak market demand for edible alcohol.

•                  We currently sell Grade A, B and C edible alcohol. Due to weaker demand for edible alcohol and decreases in the weighted average sales prices of Grade A, B and C edible alcohol, our revenue for edible alcohol experienced a decrease. Our revenue from Grade A edible alcohol decreased by approximately RMB56.5 million ($9.2 million) or 22.7% to RMB192.9 million ($31.5 million) for the year ended December 31, 2013, compared to RMB249.4 million ($40.8 million) for the year ended December 31, 2012. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,286 ($863.9) per ton in the year ended December 31, 2013, compared to RMB5,799 ($947.7) per ton in the year ended December 31, 2012, a decrease of RMB513 ($83.8), or 8.8%. Our revenue from Grade B edible alcohol decreased by approximately RMB131.1 million ($21.4 million), or 11.2%, to RMB1,036.3 million ($169.4 million) for the year ended December 31, 2013, compared to RMB1,167.4 million ($190.8 million) for the year ended December 31, 2012. The weighted average sales price of Grade B edible alcohol was approximately RMB5,237 ($855.9) per ton in the year ended December 31, 2013 compared to RMB5,531 ($903.9) per ton in the year ended December 31, 2012, a decrease of RMB294 ($48.0), or 5.3%. Our revenue from Grade C edible alcohol decreased by approximately RMB107.5 million ($17.6 million), or 27.5%, to RMB283.3 million ($46.3 million) for the year ended December 31, 2013, compared to RMB390.8 million ($63.9 million) for the year ended December 31, 2012. The weighted average sales price of Grade C edible alcohol was approximately RMB5,193 ($848.7) per ton in the year ended December 31, 2013 compared to RMB5,449 ($890.5) per ton in the year ended December 31, 2012, a decrease of RMB256 ($41.8) or 4.7%.

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

•                   A decrease in our revenue from DDGS feed by approximately RMB1.6 million ($0.3 million), or 0.3%, to RMB526.1 million ($86.0 million) for the year ended December 31, 2013, compared to RMB527.7 million ($86.2 million) for the year ended December 31, 2012, was primarily due to an increase in the sales price per ton, netting off a decrease in our sales volume. The weighted average sales price of DDGS feed was approximately RMB2,134 ($348.7) per ton for DDGS feed sales in the year ended December 31, 2013, compared to RMB1,885 ($308.1) per ton in the year ended December 31, 2012, representing an increase of RMB249 ($40.7) per ton, or 13.2%. The increase in weighted average sales price was mainly due to strong market demand as well as the increase in corn price during 2013. We sold approximately 246,534 tons of DDGS feed in the year ended December 31, 2013 compared to approximately 279,930 tons in the year ended December 31, 2012, a decrease of 33,396 tons, or 11.9%.

•                   Our revenue from liquid carbon dioxide decreased by approximately RMB11.5 million ($1.9 million), or 20.9%, to RMB43.3 million ($7.1 million) for the year ended December 31, 2013 to RMB54.8 million ($9.0 million) for the year ended December 31, 2012, mainly due to a decrease in the weighted average sales price and a decrease in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB44 ($7.2) or 9.4% to approximately RMB414 ($67.7) per ton in the year ended December 31, 2013, compared to RMB458 ($74.8) per ton in the year ended December 31, 2012. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2013. We sold approximately 104,604 tons of liquid carbon dioxide in the year ended December 31, 2013 compared to approximately 119,770 tons in the year ended December 31, 2012, representing a decrease of 15,166 tons, or 12.7%.

•                   Our revenue from crude corn oil decreased by approximately RMB29.8 million ($4.9 million) or 15.1%, to RMB167.5 million ($27.4 million) for the year ended December 31, 2013, compared to RMB197.3 million ($32.2 million) for the year ended December 31, 2012, mainly due to a decrease in our sales volume and a decrease in the weighted average sales price of crude corn oil. Our sales volume was approximately 22,082 tons for the year ended December 31, 2013, compared to 25,700 tons for the year ended December 31, 2012, representing a decrease of 3,618 tons, or 14.1%. The weighted average sales price was RMB7,587 ($1,239.9) per ton in the year ended December 31, 2013, compared to RMB7,674 ($1,254.1) per ton in the year ended December 31, 2012, a slight decrease of RMB87 ($14.2) per ton or 1.1%.

•                   We began generating revenue from sales of our new CPE and foam insulation products in December 2013. Revenue from CPE products was approximately RMB5.0 million ($0.8 million) for the year ended December 31, 2013, and our sales volume was 553 tons with average sales price per ton of RMB9,058 ($1,480.3). Revenue from foam insulation products was RMB0.4 million ($0.1 million) for the year ended December 31, 2013, and our sales volume was 375 cubic meters with average sales price per cubic meter of RMB1,101 ($179.9).

Gross Profit

Gross profit decreased by RMB101.1 million ($16.5 million), or 29.1%, to RMB245.7 million ($40.2 million), or 10.9% of revenues, for the year ended December 31, 2013, from RMB346.8 million ($56.7 million), or 13.4% of revenues, for the year ended December 31, 2012, mainly due to the combination of an increase in corn price and a decrease in the weighted average selling price for edible alcohol. The average price of our purchased corn was approximately RMB2,006 ($327.8) per ton in the year ended December 31, 2013, an increase of RMB20 ($3.3) per ton, or 1.0%, from RMB1,986 ($324.6) per ton in the year ended December 31, 2012. The weighted average sales price of edible alcohol was approximately RMB5,235 ($855.5) per ton in the year ended December 31, 2013, compared to RMB5,548 ($906.7) per ton in the year ended December 31, 2012, a decrease of RMB313 ($51.2) per ton, or 5.7%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB7.6 million ($1.2 million), or 14.0%, to RMB46.8 million ($7.6 million), for the year ended December 31, 2013, from RMB54.4 million ($8.9 million), for the year ended December 31, 2012. The decrease was primarily due to the following:

•                   Selling expenses increased 13.0% from RMB4.6 million ($0.7 million) for the year ended December 31, 2012 to RMB5.2 million ($0.8 million) for the year ended December 31, 2013, mainly due to promotion expenses incurred for new customers.

•                   General and administrative expenses decreased by RMB8.2 million ($1.3 million), or 16.5%, from RMB49.8 million ($8.1 million) for the year ended December 31, 2012 to RMB41.6 million ($6.8 million) for the year ended December 31, 2013, primarily due to our effective cost control measures in the tough operating environment.

Other Expenses

Other expenses were RMB92.3 million ($15.1 million), primarily consisting of interest expense of RMB95.6 million ($15.6 million) and interest income of RMB3.9 million ($0.6 million) for the year ended December 31, 2013 compared to RMB41.6 million ($6.8 million) other expense for the year ended December 31, 2012, which primarily consisted of interest expense of RMB42.8 million ($7.0 million) and interest income of RMB 1.4 million ($0.2 million). Interest expense increased to RMB95.6 million ($15.6 million) for the year ended December 31, 2013 from RMB42.8 million ($7.0 million) for the year ended December 31, 2012 primarily due to the corporate bond of RMB500 million ($81.7 million) we issued in 2013.

Income Tax Expense

We recorded RMB27.2 million ($4.4 million) income tax expenses in the year ended December 31, 2013, compared to income tax expense of RMB62.7 million ($10.2 million) in the year ended December 31, 2012. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

B.                 Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2012, 2013 and 2014, we had approximately RMB610.7 million ($99.8 million), RMB521.3 million ($85.2 million) and RMB830.4 million ($135.7 million), respectively, in cash. In June 2010, we completed our initial public offering of ADSs, which resulted in net proceeds, before expenses, of $37.3 million. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	$
Net cash provided (used) by operating activities	266,773,426	(250,884,804)	70,814,481	11,572,884
Net cash used in investing activities	(213,456,431)	(173,422,447)	(78,452,281)	(12,821,095)
Net cash provided by financing activities	333,500,000	334,860,000	316,800,000	51,773,166
Effect of foreign currency exchange translation	(100)	25,405	(2,831)	(463)
Net increase (decrease) in cash	386,816,895	(89,421,846)	309,159,369	50,524,492

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB266.8 million ($43.6 million) for the year ended December 31, 2012. Net cash used by operating activities was RMB250.9 million ($41.0 million) for the year ended December 31, 2013. Net cash provided by operating activities was RMB70.8 million ($11.6 million) for the year ended December 31, 2014. The increase in cash provided by operating activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to the decrease in advances to suppliers for the upfront payments made to the granaries, being offset by an increased balance of accounts receivable due to the longer credit terms we granted to our customers in the last quarter year-over-year, an increased inventory balance for the corn collected by the granaries and recognized at end of the reporting period, a decreased balance of trade accounts payable, accrued expenses and other payables and income tax payable. The increase in cash used by operating activities for the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a decrease in net income, partially offset by an increase in non-cash items; an increased balance of accounts receivable due to longer credit terms were granted to several important customers temporarily in the last quarter of 2014 for maintaining goodwill, an increased inventory balance for the corn collected by the granaries and recognized at end of the reporting period; an increase in advances to suppliers for the upfront payments made to the granaries and increased balance of prepaid expenses and other current assets, all being offset by an increase in operating cash flow due to increased balance of trade accounts payable, accrued expenses and other payables and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB333.5 million ($54.5 million), RMB334.9 million ($54.7 million) and RMB316.8 million ($51.8 million) for the years ended December 31, 2012, 2013 and 2014, respectively. For the year ended December 31, 2012, net cash provided consisted of net borrowing under short-term borrowings of RMB333.5 million ($54.7 million). For the year ended December 31, 2013, net cash provided consisted of proceeds from issuance of bond, net of issuance costs paid, of RMB484.9 million ($79.2 million) and net repayments of borrowings of RMB150.0 million ($24.5 million). For the year ended December 31, 2014, net cash provided consisted of net borrowing of RMB316.8 million ($51.8 million).

Financing Agreement—As of December 31, 2012, 2013 and 2014, we had approximately RMB842.2 million ($137.6 million), RMB692.2 million ($113.1 million) and RMB1,009.0 million ($164.9 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 6.53%, 6.63% and 6.43% per annum, respectively, for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, one long-term loan of RMB 48,000,000 ($7,844,420) granted by the Industrial & Commercial Bank of China (the “ICBC”) was still outstanding:

•                A long-term loan of RMB48,000,000 ($7,844,420)—The total original loan amount was RMB90,000,000 ($14,708,286). The interest bearing at a floating rate was thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2014, and adjustable yearly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2014, a total amount of RMB42,000,000 had been repaid, and RMB48,000,000 ($7,844,420) was still outstanding, and subsequently, the Company need to repay RMB6,000,000 ($980,552) per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

During the year ended December 31, 2014, the Agricultural Bank of China (the “ABC”) granted the Company seven loans of RMB190,000,000 ($31,050,825) which are including:

•                Six short-term loans of RMB150,000,000 ($24,513,809)—The interest bearing at a fixed rate was thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB150,000,000 ($24,513,809) was outstanding, of which RMB20,000,000 ($3,268,508) will be repayable on August 5, 2015, RMB30,000,000 ($4,902,762) will be repayable on October 15, 2015, RMB20,000,000 ($3,268,508) will be repayable on October 16, 2015, RMB30,000,000 ($4,902,762) will be repayable on November 5, 2015, and two loans of RMB50,000,000 ($8,171,269) will be repayable on November 16, 2015.  All borrowings under these loan agreements are guaranteed by third party companies.

•                One short-term loan of RMB40,000,000 ($6,537,016)—The interest bearing at a fixed rate is thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB40,000,000 ($6,537,016) was outstanding, which will be repayable on October 7, 2015. Borrowing under the loan agreement is guaranteed by third party companies and the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) simultaneously.

During the year ended December 31, 2014, the China Construction Bank (the “CCB”) granted the Company five loans of RMB300,000,000 ($49,027,619), which are including:

•                Three short-term loans of RMB220,000,000 ($35,953,588)—the interest bearing at a fixed rate is thereon based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB220,000,000 ($35,953,588) was outstanding, of which RMB80,000,000 ($13,074,032) will be repayable on January 6, 2015, RMB70,000,000 ($11,439,778) will be repayable on January 19, 2015, and RMB70,000,000 ($11,439,778) will be repayable on March 19, 2015. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB278,950,000 ($45,587,514), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                A short-term loan of RMB30,000,000 ($4,902,762)—the interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 10% (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB30,000,000 ($4,902,762) was outstanding, which will be repayable on September 28, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his two family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($25,494,362); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                A short-term loan of RMB50,000,000 ($8,171,269)—The interest thereon bear at a fixed rate that is based on the loan prime rates plus 110 basic point (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB50,000,000 ($8,171,269) was outstanding, which will be repayable on December 11, 2015. Borrowing under the loan agreement is secured by buildings and land of Daqing Borun with total carrying values of RMB94,100,997 ($15,378,493) and RMB5,712,909 ($933,634), respectively, as of December 31, 2014, and guaranteed by the Company’s CEO and his three family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall not less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($25,494,362); Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

During the year ended December 31, 2014, the Agricultural Development Bank of China (the “ADB”) granted the Company four loans of RMB410,000,000 ($67,004,412), which are including:

•                A short-term loan of RMB150,000,000 ($24,513,809) —In December 2013, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB190,000,000. The Company drew down RMB50,000,000 ($8,171,270), RMB50,000,000 ($8,171,270), and RMB50,000,000 ($8,171,270) on January 7, February 28, and March 21, 2014 respectively. Borrowing under the loan agreement is guaranteed by the Company’s CEO. All borrowings under this loan have been fully repaid as of December 31, 2014.

•                A short-term loan of RMB190,000,000 ($31,050,825)—The interest thereon bear at a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB190,000,000 ($31,050,825) was outstanding, of which RMB100,000,000 ($16,342,540), RMB60,000,000 ($9,805,524), and RMB30,000,000 ($4,902,762) will be repayable on June 30, August 30, and September 30, 2015, respectively. Borrowing under the loan agreement is secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 ($30,031,961) and guaranteed by the Company’s CEO simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                A short-term loan of RMB10,000,000 ($1,634,254)—The interest thereon bear a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB10,000,000 ($1,634,254) was outstanding, which will be repayable on September 30, 2015. Borrowing under the loan agreement is secured by equipment of Daqing Borun with total carrying value of RMB30,617,298 ($5,003,644), secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 ($30,031,961) and guaranteed by the Company’s CEO simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                A long-term loan of RMB60,000,000($9,805,524) —In November 2014, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB70,000,000. The Company drew down RMB60,000,000 on November 11, 2014 and was outstanding at December 31, 2014. The interest thereon bear a fixed rate of 6.33% per annum. As of December 31, 2014, an amount of RMB60,000,000 ($9,805,524) was outstanding, of which RMB 30,000,000 ($4,902,762) and RMB 30,000,000 ($4,902,762) will be repayable on October 20 and November 10, 2016, respectively. Borrowing under the loan agreement is guaranteed by two third party guarantors, a third party company and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company pledged its property, plant and equipment to a third party guarantor with total carrying values of RMB20,668,761 ($3,377,801). Besides, Datong District People’s Government, the subsidiary Shandong Borun, and the Company’s CEO provided counter guarantee to these two third party guarantors simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

During the year ended December 31, 2014, China CITIC Bank granted the Company five loans of RMB170,000,000 ($27,782,317), which are including:

•             Three short-term loans of RMB99,000,000 ($16,179,114)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 25% (7.50% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB99,000,000 ($16,179,114) was outstanding, of which RMB30,000,000 ($4,902,762), RMB49,000,000 ($8,007,844), and RMB20,000,000 ($3,268,508) will be repayable on June 24, August 4, and September 28, 2015 respectively. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•             A short-term loan of RMB31,000,000 ($5,066,187)—The interest thereon bear at a fixed rate of 6.60% per annum. As of December 31, 2014, an amount of RMB31,000,000 ($5,066,187) was outstanding, which will be repayable on October 29, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•             A short-term loan of RMB40,000,000 ($6,537,016)—As of December 31, 2014, an amount of RMB40,000,000 ($6,537,016) was outstanding, which will be repayable on February 11, 2015. The borrowing is secured by RMB20,000,000 ($3,268,508) deposits at the bank and guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

During the year ended December 31, 2014, the Bank of China granted the Company five loans of RMB47,000,000  ($7,680,994):

•             Two short-term loans of RMB15,000,000 ($2,451,381)—As of December 31, 2014, an amount of RMB15,000,000 ($2,451,381) was outstanding, of which RMB10,000,000 ($1,634,254) will be repayable on May 7, 2015, and RMB5,000,000 ($817,127) will be repayable on June 15, 2015. The loans are secured by RMB15,000,000 ($2,451,381) deposit at the bank and pledged by third party fixed deposit receipt of RMB15,000,000 ($2,451,381).

•             Three short-term loans of RMB32,000,000 ($5,229,613) — These loans were secured by RMB32,000,000 ($5,229,613) deposit at the bank and pledged by third parties fixed deposit receipt of RMB 32,000,000 ($5,229,613). As of December 31, 2014, all borrowings under these loans have been fully repaid during the year.

During the year ended December 31, 2014, the Xingye International Trust Co., Ltd granted the Company a short-term loan of RMB26,000,000 ($4,249,060):

•             A short-term loan of RMB26,000,000 ($4,249,060)—The interest thereon bear at a fixed rate of 5.23% per annum. As of December 31, 2014, an amount of RMB26,000,000 ($4,249,060) was outstanding, which will be repayable on May 21, 2015. The loan is pledged by RMB27,370,000 ($4,472,953) term deposit at China CITIC Bank.

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

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($81.7 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($57.2 million) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($24.5 million).

The bonds of RMB500.0 million ($81.7 million) remained outstanding as of December 31, 2014 (the “Bonds”). The proceeds from issuance of the Bonds were used for the purposes of our working capital and capital expenditures.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to (1) RMB213.5 million ($34.9 million) in the year ended December 31, 2012, mainly related to prepayments for certain land use right of RMB89.6 million ($14.6 million) and restricted bank deposits at ICBC of RMB35.0 million ($5.7 million) and ABC of RMB40.0 million ($6.5 million) for purposes of securing the relevant bank borrowings as well as payment for completing our Daqing Phase III construction of RMB48.8 million ($8.0 million); (2) RMB173.4 million ($28.3 million) in the year ended December 31, 2013, mainly related to restricted bank deposits of RMB33.0 million ($5.4 million), payment for completing the construction of our CPE and foam insulation plants of RMB194.2 million ($31.7 million) and purchase of available-for-sale securities in the amount of RMB17.8 million ($2.9 million); (3) RMB78.5 million ($12.8 million) in the year ended December 31, 2014, mainly related to restricted bank deposits of RMB20.3 million ($3.3 million), payment for completing the expansion of our CPE plants and the construction of our two bams in Daqing of totaling RMB74.6 million ($12.2 million) and proceeds from sale of our available-for-sale securities in the amount of RMB15.8 million ($2.6 million) and proceeds from disposal of equipment of RMB0.6 million ($0.1 million).

Future Capital Requirements—We had cash on hand of RMB610.7 million ($99.8 million), RMB521.3 million ($85.2 million) and RMB830.4 million ($135.7 million) on December 31, 2012, 2013 and 2014, respectively. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB30 million ($4.9 million) to RMB50 million ($8.2 million) for 2015, which related primarily to the payment for equipment of CPE projects and the maintenance our production facilities. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.             Research and Development

We spent approximately RMB668,800 ($109,298.9), RMB1,436,800 ($234,809.6) and RMB1,580,480 ($258,290.6), during the fiscal years ended December 31, 2012, 2013 and 2014, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process and developing our foam insulation products.

D.             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB320.0 million ($52.3 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off-balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	26.9	26.9	—	—	—
Purchase obligations for corn	179.4	179.4	—	—	—
Bonds payable	593.0	46.5	546.5	—	—
Short-term debt	901.0	901.0	—	—	—
Long-term debt	108.0	24.0	84.0	—	—
Total:	1,808.3	1,177.8	630.5	—	—

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	44	Chief Executive Officer and Chairman of the Board
Bing Yu	38	Chief Strategy Officer
Yuanqin Chen	31	Chief Financial Officer
Hengxiu Song	43	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	55	Chief Technology Officer
Shunliang Hu	48	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	50	Independent Director
Xisheng Lu	64	Independent Director
Binbin Jiang	40	Independent Director

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation to our executive officers and directors was RMB 3,700,000 ($604,674.0).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was re-elected at our 2014 annual meeting of shareholders, which was held on January 16, 2015, to hold office until our next annual meeting of shareholders, which we currently expect will be held in January 2016. Jinmiao Wang, Hengxiu Song, Wen Jiang, Xisheng Lu and Binbin Jiang were re-elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Wen Jiang and Xisheng Lu have served on our board since January 2013.

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

D.            Employees

As of the date of this annual report, our Shouguang facility had 718 full-time employees and our Daqing facility had 483 full- time employees for a total of 1,201 full time employees, which is comprised of 895 manufacturing staff, 263 management and administrative personnel, and the rest, 43 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB9.4 million ($1.5 million), RMB9.2 million ($1.5 million) and RMB9.8 million ($1.6 million) for the years ended December 31, 2012, 2013 and 2014, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2014, we have paid RMB71,700 ($11,717.6) and RMB4,100,000 ($670,044.1) for group casualty insurance and pension insurance, respectively.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 22, 2015, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($12,502,042.8). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

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

Additional Related Party Transactions

There was no related party transactions in the fiscal year ended December 31, 2014.

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

We did not declare any dividends in 2012, 2013 and 2014. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.                        THE OFFER AND LISTING.

A.            Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 17, 2015, the closing sale price of our ADSs as reported on the NYSE was $1.18 per ADS.

	Sale Price
	High	Low
Annual High and Low
2013	$3.25	$1.11
2014	$3.57	$1.28
Quarterly High and Low
First Quarter 2013	$2.18	$1.42
Second Quarter 2013	$1.66	$1.11
Third Quarter 2013	$1.50	$1.19
Fourth Quarter 2013	$3.25	$1.33
First Quarter 2014	$3.57	$2.07
Second Quarter 2014	$3.39	$2.46
Third Quarter 2014	$3.10	$1.78
Fourth Quarter 2014	$1.86	$1.28
Monthly High and Low
October 2014	$1.76	$1.43
November 2014	$1.82	$1.40
December 2014	$1.63	$1.28
January 2015	$1.27	$1.10
February 2015	$1.26	$1.15
March 2015	$1.55	$1.00
April 2015 (through April 17, 2015)	$1.27	$1.10

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

We obtained a short-term bank loan of RMB50,000,000 ($8,171,269.8) from CCB which was secured by buildings and land owned by Daqing Borun and a guarantee by our CEO, Mr. Wang and three of his family members.

We obtained two short-term bank loans of RMB10,000,000 ($1,634,254.0) and RMB190,000,000 ($31,050,825.3) from Agriculture Development Bank of China (“ADB”) which were secured by the corn of Daqing Borun and guaranteed by the our CEO, Mr. Wang. In addition, one of the short-term loans of RMB10,000,000 ($1,634,254.0) was secured by equipments of Daqing Borun. We also obtained a long-term loan of RMB60,000,000 ($9,805,523.8) from ADB, which was guaranteed by two third party guarantors, a third party company and our CEO, Mr. Wang simultaneously. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipments to one of third party guarantors. In addition, Shandong Borun and our CEO, Mr. Wang provided counter guarantee to the third party guarantors.

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

•             real estate investment trusts;

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014, and we do not expect to become a PFIC for our taxable year ending December 31, 2015 or thereafter, although there can be no assurance in either regard.

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

You will be required to file Internal Revenue Service Form 8621 if you recognize gain on the sale of PFIC stock, receive a distribution from a PFIC, or make a QEF or mark-to-market election with respect to a PFIC. If we are classified as a PFIC, a U.S. Holder of our ADSs also may be required to file an annual information report even if such person did not recognize gain on the sale of such PFIC stock, receive a distribution from such PFIC, or make a QEF or mark-to- market election with respect to such PFIC. If we are a PFIC for any taxable year during which you hold our ADSs and any of our non-U.S. subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

Medicare Contribution Tax on Unearned Income

An additional United States tax of 3.8% is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally would include dividends on, and capital gains from the sale, retirement or other taxable disposition of our ADSs. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding our ADSs in your particular circumstances.

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

HOLDERS OF OUR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PRC AND UNITED STATES FEDERAL INCOME TAX LAWS IN THEIR INDIVIDUAL CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR OTHER FOREIGN JURISDICTION, AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

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

Short-term and long-term borrowings account for 89% and 11%, respectively, of total borrowings as of December 31, 2014. Short- term borrowings will mature at various dates within the year ending December 31, 2015, which does not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. During the year ended December 31, 2014, all of our long-term borrowings were issued at variable rates and denominated in the RMB, hence exposing us to cash flow interest rate risk which is partially offset by cash held at variable rates. Our bonds were issued at fixed rates and exposed us to fair value interest rate risk.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.0% in 2014 compared with 2013.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.2% and 3.1% in 2012 and 2013, a depreciation of approximately 0.4% in 2014, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2014, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 (e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management used the criteria in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

	Year ended December 31,
	2013	2014
	(RMB)	(RMB)	(US$)
Audit fees	2,000,000	1,500,000	245,138
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees *	160,000	—	—

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

BDO’s engagement to audit our consolidated financial statements for the year ended December 31, 2014 were not attributed to work performed by persons other than BDO’s full-time permanent employees.

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

ITEM 18.  FINANCIAL STATEMENTS.

The consolidated financial statements of the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19.  EXHIBITS.

Exhibit
Number	Description
1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, Dated December 1, 2014, by and between Daqing Branch of Agriculture Development Bank of China and Daqing Borun

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, Dated December 11, 2014, by and between Daqing Branch of China Construction Bank and Daqing Borun

4.7	Mortgage Contract, Dated October 14, 2014, by and between Daqing Branch of Agriculture Development Bank of China and Daqing Borun

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 22, 2015

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title :	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 22, 2015

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	521,270,799	830,430,168	135,713,379
Restricted cash (2013: note 13 (vi), (vii); 2014: note 13 (vi), (vii), (viii))	42,040,667	62,370,000	10,192,842
Available-for-sale securities (note 4)	16,783,869	—	—
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil, as of December 31, 2013and 2014, respectively (note 5)	358,463,468	531,480,981	86,857,490
Inventories (note 6)	353,206,120	496,754,625	81,182,321
Advance to suppliers (note 7)	276,245,034	52,577,513	8,592,501
Other receivables (note 8)	58,510,165	73,593,217	12,027,001
Prepaid expenses	3,773,980	4,562,333	745,601
Deferred income tax assets (note 16)	248,712	—	—
Total current assets	1,630,542,814	2,051,768,837	335,311,135
Property, plant and equipment, net (note 9)	1,143,722,628	1,096,055,659	179,123,330
Land use rights, net (note 10)	138,944,251	136,125,360	22,246,341
Intangible assets, net (note 11)	9,648,771	5,822,528	951,549
Long-term deferred expenses (note 14)	10,697,712	5,562,810	909,104
Total assets	2,933,556,176	3,295,335,194	538,541,459

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	29,272,232	17,055,679	2,787,331
Accrued expenses and other payables (note 12)	106,574,084	86,729,443	14,173,794
Income taxes payable	9,119,258	6,205,515	1,014,139
Short-term borrowings (note 13)	620,200,000	901,000,000	147,246,282
Current portion of long-term borrowings (note 13)	24,000,000	24,000,000	3,922,210
Bonds payable (note 14)	—	500,000,000	81,712,698
Total current liabilities	789,165,574	1,534,990,637	250,856,454
Long-term borrowings (note 13)	48,000,000	84,000,000	13,727,733
Bonds payable (note 14)	500,000,000	—	—
Total liabilities	1,337,165,574	1,618,990,637	264,584,187

Commitments and contingencies (note 17)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,504,688
Retained earnings—appropriated (note 2)	126,356,029	134,277,095	21,944,287
Retained earnings—unappropriated	1,002,921,340	1,074,210,923	175,553,346
Accumulated other comprehensive loss	(1,194,550)	(451,244)	(70,774)
Total shareholders’ equity	1,596,390,602	1,676,344,557	273,957,272

Total liabilities and shareholders’ equity	2,933,556,176	3,295,335,194	538,541,459

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

 (Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,587,441,751	2,254,970,152	2,433,820,369	397,748,058
Cost of goods sold	2,240,600,096	2,009,229,511	2,173,381,791	355,185,781
Gross profit	346,841,655	245,740,641	260,438,578	42,562,277
Operating expenses:
Selling	4,566,943	5,160,405	4,880,386	797,579
General and administrative	49,845,321	41,645,512	43,421,610	7,096,194
Total operating expenses	54,412,264	46,805,917	48,301,996	7,893,773

Income from operations	292,429,391	198,934,724	212,136,582	34,668,504
Other (income) expenses:
Interest income	(1,364,810)	(3,850,272)	(2,707,003)	(442,393)
Interest expense	42,767,789	91,158,982	102,884,972	16,814,017
Amortized issuance cost of bonds (note 14)	—	4,442,288	5,134,902	839,173
Loss on sale of Available-for-sale securities (note 4)	—	—	1,965,765	321,256
Others, net	157,807	505,384	(756,252)	(123,590)
Total other expense, net	41,560,786	92,256,382	106,522,384	17,408,463

Income before income tax expenses	250,868,605	106,678,342	105,614,198	17,260,041
Income tax expenses (note 16)
Current	62,717,151	27,150,033	26,403,549	4,315,010
Deferred	—	—	—	—
Income tax expenses	62,717,151	27,150,033	26,403,549	4,315,010

Net income attributable to ordinary shareholders	188,151,454	79,528,309	79,210,649	12,945,031
Other comprehensive loss, net of tax:
Unrealized holding loss for available-for-sale securities, net of tax effects of RMB nil, RMB248,712 and RMB nil for the years ended December 31, 2012, 2013 and 2014, respectively (note 4)	—	(746,137)	—	—
Reclassification adjustment of available-for-sale securities net of tax effect (note 4)	—	—	746,137	121,938
Foreign currency translation adjustment	(100)	25,405	(2,831)	(463)
Other comprehensive loss	(100)	(720,732)	743,306	121,475

Total comprehensive income attributable to ordinary shareholders	188,151,354	78,807,577	79,953,955	13,066,506

Earnings per share (note 2):
Basic and Diluted	7.31	3.09	3.08	0.50
Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2012	25,725,000	175,596	468,132,187	99,586,852	762,010,754	(473,718)	1,329,431,671
Net income for the year	—	—	—	—	188,151,454	—	188,151,454
Transfer to statutory reserves	—	—	—	18,815,144	(18,815,144)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(100)	(100)
Balance as of December 31, 2012	25,725,000	175,596	468,132,187	118,401,996	931,347,064	(473,818)	1,517,583,025
Net income for the year	—	—	—	—	79,528,309	—	79,528,309
Transfer to statutory reserves	—	—	—	7,954,033	(7,954,033)	—	—
Foreign currency translation adjustment	—	—	—	—	—	25,405	25,405
Unrealized holding loss for available-for-sale securities, net of tax of RMB248,712 ($40,646)	—	—	—	—	—	(746,137)	(746,137)
Balance as of December 31, 2013	25,725,000	175,596	468,132,187	126,356,029	1,002,921,340	(1,194,550)	1,596,390,602
Net income for the year	—	—	—	—	79,210,649	—	79,210,649
Transfer to statutory reserves	—	—	—	7,921,066	(7,921,066)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(2,831)	(2,831)
Reclassification adjustment of available-for-sale securities net of tax effect	—	—	—	—	—	746,137	746,137
Balance as of December 31, 2014	25,725,000	175,596	468,132,187	134,277,095	1,074,210,923	(451,244)	1,676,344,557

Balance as of December 31, 2014($)	25,725,000	25,725	76,504,688	21,944,287	175,553,346	(70,774)	273,957,272

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Net income	188,151,454	79,528,309	79,210,649	12,945,031
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of available-for-sale securities	—	—	1,965,765	321,256
Gain on disposal of property, plant and equipment	—	—	(552,865)	(90,352)
Depreciation	97,416,071	102,873,823	118,209,623	19,318,454
Amortization expense	4,976,783	5,397,193	6,658,690	1,088,199
Amortized issuance cost of bonds	—	4,442,288	5,134,902	839,173
Changes in operating assets and liabilities:
Trade accounts receivable	(2,756,551)	(55,683,569)	(173,017,513)	(28,275,456)
Inventories	(52,075,060)	(214,925,240)	(143,548,505)	(23,459,471)
Prepaid expenses and other current assets	51,633,164	(224,272,782)	208,044,828	33,999,809
Trade accounts payable	(594,986)	16,667,100	(12,216,553)	(1,996,495)
Accrued expenses and other payables	7,836,558	32,630,587	(16,160,797)	(2,641,084)
Income tax payable	(27,814,007)	2,457,487	(2,913,743)	(476,180)
Net cash provided by/(used in) operating activities	266,773,426	(250,884,804)	70,814,481	11,572,884

Cash flows from investing activities:
Restricted bank deposits	(75,000,000)	32,959,333	(20,329,333)	(3,322,329)
Purchases of property, plant and equipment	(48,808,296)	(194,168,883)	(74,569,901)	(12,186,616)
Purchases of available-for-sale securities	—	(17,778,718)	—	—
Proceeds from disposal of property, plant and equipment	—	—	634,000	103,612
Proceeds from sale of available-for-sale securities			15,812,953	2,584,238
Payments of land use rights	(89,648,135)	—	—	—
Refund from excess payments of land use rights	—	5,565,821	—	—
Net cash used in investing activities	(213,456,431)	(173,422,447)	(78,452,281)	(12,821,095)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	1,009,700,000	911,200,000	1,168,000,000	190,880,863
Repayments of borrowings	(676,200,000)	(1,061,200,000)	(851,200,000)	(139,107,697)
Proceeds from the issuance of bonds, net of issuance costs paid	—	484,860,000	—	—
Net cash provided by financing activities	333,500,000	334,860,000	316,800,000	51,773,166

Effect of foreign currency exchange translation	(100)	25,405	(2,831)	(463)

Net increase (decrease) in cash	386,816,895	(89,421,846)	309,159,369	50,524,492
Cash—beginning of year	223,875,750	610,692,645	521,270,799	85,188,887

Cash—end of year	610,692,645	521,270,799	830,430,168	135,713,379

Supplemental disclosure of cash flow information:
Cash paid for income taxes	90,531,158	24,692,546	29,317,293	4,791,190
Cash paid for interest net of capitalized interest cost	42,767,789	51,336,899	102,886,599	16,814,283

Non-cash investing activities:
Accrued fixed asset purchases	6,800,347	11,195,275	4,746,821	775,751

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

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in the PRC. The Company also produces Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), liquid carbon dioxide and crude corn oil as by-products of edible alcohol production and chlorinated polyethylene (“CPE”) and foam insulation that are widely used in a broad range of industries.

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

In accordance with FASB ASC Topic 830, “Foreign Currency Matters”, the Company translates the assets and liabilities into RMB using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from U.S. dollar into RMB are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.1190 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2014. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under FASB ASC Topic 350-30, “General Intangibles Other Than Goodwill”. The current production license for use in the production and distribution of edible alcohol is renewed in October 2011 with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company’s historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 1.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

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

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and no impairment losses were deemed required and as a result, the Company did not record any impairment losses for the years ended December 31, 2012, 2013 and 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Value added tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2013 and 2014, the trade accounts receivable included the output VAT charged to customers are RMB44,646,052 and RMB49,839,169 ($8,144,986), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables.  As of December 31, 2013 and 2014, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB40,761,846 and RMB57,950,944 ($9,470,656), respectively.

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

Consumption Tax

The Company is subject to consumption tax imposed by the Government of the PRC on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol. The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2012, 2013 and 2014 are RMB 95,920,874, RMB 80,054,943 and RMB76,564,421 ($12,512,571), respectively. As of December 31, 2013 and 2014, consumption tax payable are included in “VAT and other taxes payable” under “Accrued expenses and other payables” amounted to RMB 20,351,703 and RMB11,650,764 ($1,904,031), respectively. According to Cai Shui [2014] No.93, “Announcement on Adjusting Consumption Tax Policies”, jointed released by the Ministry of Finance and State Administration of Taxation of the PRC on November 25, 2014, the consumption tax on alcohol has been removed since December 1, 2014.

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

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2012, 2013 and 2014.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2012, 2013 and 2014.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2012, 2013 and 2014.

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

The total amounts for such employee benefits which were expensed were RMB9,448,608, RMB9,194,271 and RMB9,808,692 ($1,602,989) for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the statement of income and comprehensive income in the period in which they are incurred.

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

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2013 and 2014, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income”. FASB ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported net of taxes in the consolidated statements of income and comprehensive income. The components of comprehensive income were the net income for the years, the foreign currency translation adjustments and the unrealized holding gain (loss) and reclassification adjustment of available-for-sales securities.

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

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriation of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2012, 2013 and 2014, the Company made the transfers to this reserve fund in the amounts of RMB18,815,144, RMB7,954,033 and RMB7,921,066($1,294,503), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not approved any dividend payment for the years ended December 31, 2012, 2013 and 2014.

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

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income, representing undistributed earnings available to ordinary shareholder—basic and diluted	188,151,454	79,528,309	79,210,649	12,945,031

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000
Earnings per share:
Basic and diluted	7.31	3.09	3.08	0.50

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                           Summary of Significant Accounting Policies (Continued)

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2013 and 2014, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, liquid carbon dioxide and crude corn oil and the Company’s new chemical products CPE and foam insulation in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the years ended December 31, 2012, 2013 and 2014.

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

Short-term and long-term borrowings are contributed to 89% and 11% to the total borrowings, respectively, as of December 31, 2014. Short-term borrowings will be matured at various dates within the year ending December 31, 2015, which do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from long-term borrowings and bonds. During the year ended December 31, 2014, all of the Company’s long-term borrowings issued at variable rates and were denominated in the RMB, which expose the Company to cash flow interest rate risk which is partially offset by cash held at variable rates. The Company’s bonds were issued at fixed rates and expose the Company to fair value and interest rate risk.

The interest rates profile and terms of repayment of the Company’s long-term borrowings and bonds payable at the end of the reporting period are disclosed in note 13 and note 14, respectively, to the consolidated financial statements.

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

Recently Issued Accounting Pronouncements

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in ASU No. 2014-06 relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this ASU represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Master Glossary easier to understand, as well as reduce the number of terms appearing in the Master Glossary. The amendments in this ASU do not have transition guidance and is effective upon issuance. The adoption of ASU No. 2014-06 did not have any material impact on the Company’s consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this ASU raise the threshold for a disposal to qualify as a discontinued operation and require that only a disposal of a component of an entity, or a group of components of an entity, that represents a strategic shift that has, or will have, a major effect on the reporting entity’s operations and financial results should be reported in the financial statements as discontinued operations. This ASU also provides guidance on the financial statement presentations and disclosures of discontinued operations and requires certain other disposals that do not meet the definition of a discontinued operation.  The amendments in this ASU is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted only for disposals that have not been previously reported.  The Company believes that the adoption of ASU 2014-08 will not have any material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU will replace most existing revenue recognition guidance in the U.S. GAAP when it becomes effective. For public entities, this ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early application is not permitted. The Company believes that its adoption of ASU No. 2014-09 will not have any material impact on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements —Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. Currently, there is no guidance in the U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this ASU provide such guidance and should reduce diversity in the timing and content of footnote disclosures. The amendments in this ASU require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued).The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is evaluating the effects, if any, that the adoption of the amendments in this ASU will have on the disclosure of the consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. It eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.  The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect that the adoption of the ASU No. 2015-01 will have a material impact on its consolidated financial statements.

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

Fair value measured on a recurring basis

The Company does not have any assets measured at fair value on a recurring basis as of December 31, 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured on a recurring basis (Continued)

The Company’s assets measured at fair value on a recurring basis as of December 31, 2013 only consisted of available-for-sale securities. The available-for-sale securities represent the Company’s investments in an investment management plan managed by a PRC fund house (the “Investment Management Plan”), which is a structured finance product that securitizes a diversified pool of underlying assets and liabilities for risk management purpose. There are two classes of holders in the Investment Management Plan, Class A and Class B, which are representing preferred class and common class, respectively. Class A holders enjoy the higher of capital gain and guaranteed earnings of 7% on their accumulated contribution to the Investment Management Plan at the settlement date (the “Class A’s Earnings”), and Class B holders will share the gain or loss after the distribution of the Class A’s Earnings at the settlement date (i.e., at the date of contractual maturity). The Company is the sole Class B holder of the Investment Management Plan.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured on a recurring basis (Continued)

As of December 31, 2013, the fair value of the Investment Management Plan attributable to Class A holders (investors other than the Company) and sole Class B holder (the Company’s available-for-sale securities) were RMB73,368,507 and RMB16,783,869 (note 4), respectively.

Long-term borrowings from financial institutions and bonds payable are the financial instruments whose value is determined using discounted cash flow methodologies (Level 3). Their carrying amounts are reasonable approximates of their fair value at the end of the reporting period.

Liabilities measured or disclosed at fair value as of December 31, 2013, and 2014 are stated below:

	As of December 31, 2014
Liabilities:	Quoted price in active markets for identified assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(RMB)	(RMB)	(RMB)	(RMB)

Long-term borrowings	—	—	84,000,000	84,000,000
	—	—	84,000,000	84,000,000

	As of December 31, 2013
Liabilities:	Quoted price in active markets for identified assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	(RMB)	(RMB)	(RMB)	(RMB)

Long-term borrowings	—	—	48,000,000	48,000,000
Bonds payable	—	—	500,000,000	500,000,000
	—	—	548,000,000	548,000,000

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured on a non-recurring basis

The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. For the continuing operations, long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. For discontinued operations, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The fair value of these assets were determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

4.                            Available-for-sale Securities

On January 6, 2013, the Company has entered into agreement with a PRC fund house for the Investment Management Plan of RMB17,800,000 ($2,908,972), in which representing 17,800,000 units at the par value of RMB 1.00 each, with contractual maturity after one year. On January 6, 2014, the Investment Management Plan has been matured and was settled at RMB15,812,953 ($ 2,584,238).

Net proceeds from settlement of available-for-sales securities for the years ended December 31, 2012, 2013 and 2014 were RMB nil, RMB nil and RMB15,812,953 ($2,584,238), respectively. Net realized losses from settlement of available-for-sales securities for the years ended December 31, 2012, 2013 and 2014 were RMB nil, RMB nil and RMB 1,965,765 ($321,256), respectively

The fair value of available-for-sale securities as of December 31, 2013 as measured is discussed in Note 3 and it is reversed into earnings, upon settlement of available-for-sales securities on January 6, 2014. Unrealized holding loss net of tax for available-for-sale securities that recognized in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 were RMB nil, RMB 746,137 and RMB nil, respectively.

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

5.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Trade accounts receivable	358,463,468	531,480,981	86,857,490
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	358,463,468	531,480,981	86,857,490

As of December 31, 2013 and 2014, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

6.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Raw materials	320,486,533	421,800,272	68,932,877
Work-in-process	3,574,268	3,202,142	523,311
Finished goods	29,145,319	71,752,211	11,726,133
Total inventories	353,206,120	496,754,625	81,182,321

The Company did not set up any inventory reserve as of December 31, 2013 and 2014. As of December 31, 2013 and 2014, certain raw materials with an aggregate carrying value of RMB nil and RMB183,765,570 ($30,031,961), respectively, were pledged as collateral for borrowings from financial institutions.

7.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	276,093,489	52,268,983	8,542,079
Others	151,545	308,530	50,422
Total advance to suppliers	276,245,034	52,577,513	8,592,501

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

8.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	47,504,624	64,888,300	10,604,396
Deposit for loan guarantee	7,500,000	5,400,000	882,497
Others	3,505,541	3,304,917	540,108
Total other receivables	58,510,165	73,593,217	12,027,001

Note (i):             As of December 31, 2013 and 2014, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB 40,761,846 and RMB57,950,944 ($9,470,656), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

9.                            Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Buildings and improvements	626,308,198	641,622,780	104,857,457
Machinery	891,911,639	923,433,082	150,912,417
Office equipment and furnishing	1,464,293	1,468,593	240,006
Motor vehicles	4,650,975	3,632,489	593,641
Total cost	1,524,335,105	1,570,156,944	256,603,521
Total accumulated depreciation	(380,612,477)	(497,512,176)	(81,306,125)
Construction in progress	—	23,410,891	3,825,934
Total property, plant, and equipment, net	1,143,722,628	1,096,055,659	179,123,330

Certain buildings with an aggregate carrying value of RMB126,129,992 and RMB94,100,997 ($15,378,493), respectively, and certain equipment with an aggregate carrying value of RMB30,235,089 and RMB51,286,059 ($8,381,445), respectively, were pledged as collateral for borrowings from the financial institutions as of December 31, 2013 and 2014. For the years ended December 31, 2012, 2013 and 2014, the interests amounted to RMB nil, RMB 4,752,000 and RMB nil, respectively, were capitalized as borrowing cost in property, plant and equipment.

The depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were RMB97,416,071, RMB102,873,823 and RMB 118,209,623 ($19,318,454), respectively.

Construction in progress refers to mainly the new office buildings and production facilities under construction.

10.                     Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Land use rights at cost	144,713,200	144,726,756	23,652,027
Accumulated amortization	(5,768,949)	(8,601,396)	(1,405,686)
Total land use rights, net	138,944,251	136,125,360	22,246,341

As of December 31, 2013 and 2014, certain land use rights with an aggregate carrying value of RMB8,294,630 and RMB 5,712,909($933,634), respectively, were pledged as collateral for borrowings from the financial institutions.

The amortization expenses for the years ended December 31, 2012, 2013 and 2014 were RMB1,150,540, RMB1,570,950 and RMB2,832,447 ($462,894), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

10.                               Land Use Rights, Net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2015	2,832,573
2016	2,832,573
2017	2,832,573
2019	2,832,573
2020	2,832,573
Thereafter	121,962,495
Total	136,125,360

11.                     Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Production license at cost	28,779,986	28,779,986	4,703,381
Accumulated amortization	(19,131,215)	(22,957,458)	(3,751,832)
Total intangible assets, net	9,648,771	5,822,528	951,549

The amortization expenses for the years ended December 31, 2012, 2013 and 2014 were RMB3,826,243, RMB3,826,243 and RMB 3,826,243 ($625,305), respectively. No provision for impairment loss has been charged for the years ended December 31, 2012, 2013 and 2014.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2015	3,826,243
2016	1,996,285
Total	5,822,528

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

12.                     Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Payroll and welfare payables	16,708,584	17,422,454	2,847,272
VAT and other tax payables	32,284,265	22,288,677	3,642,536
Accrued fixed assets purchases	11,195,275	4,746,821	775,751
Other payables and accruals	6,563,877	2,451,035	400,561
Accrued bonds’ interest expenses (note 14)	39,822,083	39,820,456	6,507,674
Total accrued expenses and other payables	106,574,084	86,729,443	14,173,794

13.                     Borrowings

Borrowings consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Short-term borrowings	620,200,000	901,000,000	147,246,282

Long-term borrowings
Current portion	24,000,000	24,000,000	3,922,210
Non-current portion	48,000,000	84,000,000	13,727,733
	692,200,000	1,009,000,000	164,896,225

The borrowings represent the Company’s outstanding loans from various financial institutions at end of the reporting period, and consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Industrial & Commercial Bank of China (note (i))	122,000,000	48,000,000	7,844,420
Agricultural Bank of China (note (ii))	103,200,000	190,000,000	31,050,825
Longjiang Bank (note (iii))	25,000,000	—	—
China Construction Bank (note (iv))	150,000,000	300,000,000	49,027,619
Agricultural Development Bank of China (note (v))	100,000,000	260,000,000	42,490,603
China CITIC Bank (note (vi))	170,000,000	170,000,000	27,782,317
Bank of China (note (vii))	22,000,000	15,000,000	2,451,381
Xingye International Trust Co., Ltd (note (viii))	—	26,000,000	4,249,060
Total borrowings	692,200,000	1,009,000,000	164,896,225

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

Note (i):             As of December 31, 2014, one long-term loan of RMB 48,000,000 ($7,844,420) obtained from the Industrial & Commercial Bank of China (the “ICBC”) was still outstanding:

•                      A long-term loan of RMB48,000,000 ($7,844,420)—The total original loan amount was RMB90,000,000 ($14,708,286). The interest bearing at a floating rate was thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2014, and adjustable yearly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2014, a total amount of RMB42,000,000 ($6,863,867) had been repaid, and RMB48,000,000 ($7,844,420) was still outstanding, and subsequently, the Company need to repay RMB6,000,000 ($980,552) per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

During the year ended December 31, 2013, the ICBC granted the Company two loans of RMB140,000,000, in which RMB122,000,000 was still outstanding as of December 31, 2013:

•                      A short-term loan of RMB50,000,000—The interest thereon bear a floating rate that is by the People’s Bank of China for loans with the same or similar terms on the contract date rise 15% (6.90% per annum as of December 31, 2013 and adjustable quarterly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2013, an amount of RMB50,000,000 was outstanding, which has been fully repaid on September 9, 2014. Borrowing under the loan agreement is guaranteed by a third party company.

•                      A long-term loan of RMB72,000,000—The total original loan amount was RMB90,000,000. The interest thereon bear at a floating rate that was based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (7.04% per annum as of the December 31, 2013, and adjustable yearly following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise). As of December 31, 2013, a total amount of RMB18,000,000 was repaid, and RMB72,000,000 was still outstanding, and subsequently, the Company need to repay RMB6,000,000 per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

Note (ii):          During the year ended December 31, 2014, the Agricultural Bank of China (the “ABC”) granted the Company seven loans of RMB190,000,000 ($31,050,825) which are including:

•                      Six short-term loans of RMB150,000,000 ($24,513,809)—The interest bearing at a fixed rate was thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB150,000,000 ($24,513,809) was outstanding, of which RMB20,000,000 ($3,268,508) will be repayable on August 5, 2015, RMB30,000,000 ($4,902,762) will be repayable on October 15, 2015, RMB20,000,000 ($3,268,508) will be repayable on October 16, 2015, RMB30,000,000 ($4,902,762) will be repayable on November 5, 2015, and two loans of RMB50,000,000 ($8,171,269) will be repayable on November 16, 2015.  All borrowings under these loan agreements are guaranteed by third party companies.

•                      A short-term loan of RMB40,000,000 ($6,537,016)—The interest bearing at a fixed rate is thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB40,000,000 ($6,537,016) was outstanding, which will be repayable on October 7, 2015. Borrowing under the loan agreement is guaranteed by third party companies and the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) simultaneously.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

During the year ended December 31, 2013, the ABC granted the Company four loans of RMB103,200,000 which are including:

•                      Two short-term loans of RMB43,200,000—The interest bearing at a fixed rate  is thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB43,200,000 was outstanding, of which RMB23,200,000 has been fully repaid on January 15, 2014, and RMB20,000,000 has been fully repaid on February 5, 2014. All borrowings under these loan agreements are guaranteed by a third party company.

•                      Two short-term loans of RMB60,000,000—The interest bearing at a fixed rate  is thereon based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the contract date rise 15% (6.90% per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB60,000,000 was outstanding, of which RMB40,000,000 has been fully repaid on March 4, 2014, and RMB20,000,000 has been fully repaid on September 15, 2014. All borrowings under these loan agreements are guaranteed by a third party company.

Note (iii): During the year ended December 31, 2013, Longjiang Bank granted the Company one loan of RMB25,000,000:

•                      A short-term loan of RMB25,000,000—In December 2013, the Company entered into a loan agreement with Longjiang Commercial Bank of China pursuant to which the Company may borrow up to RMB50,000,000. The Company drew down RMB15,000,000 on December 19, 2013 and RMB10,000,000 on December 23, 2013. As of December 31, 2013, the Company had RMB25,000,000 available for borrowing under such loan agreement. All amounts borrowed under the loan agreement bear at a fixed rate of 8.4% per annum, and all amounts have been fully repaid on December 18, 2014. Borrowings under loan agreements are guaranteed by the subsidiary Shandong Borun.

Note (iv):      During the year ended December 31, 2014, the China Construction Bank (the “CCB”) granted the Company five loans of RMB300,000,000 ($49,027,619), which are including:

•                      Three short-term loans of RMB220,000,000 ($35,953,588)—the interest bearing at a fixed rate is thereon based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB220,000,000 ($35,953,588) was outstanding, of which RMB80,000,000 ($13,074,032) will be repayable on January 6, 2015, RMB70,000,000 ($11,439,778) will be repayable on January 19, 2015, and RMB70,000,000 ($11,439,778) will be repayable on March 19, 2015. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB278,950,000 ($45,587,514), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

•                      A short-term loan of RMB30,000,000 ($4,902,762)—the interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 10% (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB30,000,000 ($4,902,762) was outstanding, which will be repayable on September 28, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his two family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($25,494,362); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                      A short-term loan of RMB50,000,000 ($8,171,269)—The interest thereon bear at a fixed rate that is based on the loan prime rates plus 110 basic point (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB50,000,000 ($8,171,269) was outstanding, which will be repayable on December 11, 2015. Borrowing under the loan agreement is secured by buildings and land of Daqing Borun with total carrying values of RMB94,100,997 ($15,378,493) and RMB5,712,909 ($933,634), respectively, as of December 31, 2014, and guaranteed by the Company’s CEO and his three family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall not less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($25,494,362); Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

During the year ended December 31, 2013, the CCB granted the Company three loans of RMB150,000,000, which are including:

•                      A short-term loan of RMB70,000,000—the interest thereon is calculated based on a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB70,000,000 was outstanding, which has been fully repaid on March 6, 2014. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 1.0; contingent liabilities of Daqing Borun shall not exceed RMB368,500,000, contingent liabilities of Daqing Borun shall not exceed 70% of its total net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

•                      A short-term loan of RMB30,000,000—the interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB30,000,000 was outstanding, which has been fully repaid on September 16, 2014. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be over 70%; the current ratio of Daqing Borun shall not less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB279,000,000; Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

•                      A short-term loan of RMB50,000,000—The interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB50,000,000 was outstanding, which has been fully repaid on October 24, 2014. Borrowing under the loan agreement are secured by buildings and land of Daqing Borun with total carrying values of RMB98,355,916 and RMB5,741,110, respectively, as of December 31, 2013, and guaranteed by the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) and his three family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall not less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB279,000,0000; Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2013.

Note (v):         During the year ended December 31, 2014, the Agricultural Development Bank of China (the “ADB”) granted the Company four loans of RMB410,000,000 ($67,004,412), which are including:

•                      A short-term loan of RMB150,000,000 ($24,513,809) —In December 2013, the Company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB190,000,000. The Company drew down RMB50,000,000 ($8,171,270), RMB50,000,000 ($8,171,270), and RMB50,000,000 ($8,171,270) on January 7, February 28, and March 21, 2014 respectively. Borrowing under the loan agreement is guaranteed by the Company’s CEO. All borrowings under this loan have been fully repaid as of December 31, 2014..

•                      A short-term loan of RMB190,000,000 ($31,050,825)—The interest thereon bear at a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB190,000,000 ($31,050,825) was outstanding, of which RMB100,000,000 ($16,342,539), RMB60,000,000 ($9,805,524), and RMB30,000,000 ($4,902,762) will be repayable on June 30, August 30, and September 30, 2015, respectively. Borrowing under the loan agreement is secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 ($30,031,961) and guaranteed by the Company’s CEO simultaneously.. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                      A short-term loan of RMB10,000,000 ($1,634,254)—The interest thereon bear a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB10,000,000 ($1,634,254) was outstanding, which will be repayable on September 30, 2015. Borrowing under the loan agreement is secured by equipments of Daqing Borun with total carrying value of RMB30,617,298 ($5,003,644), secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 ($30,031,961) and guaranteed by the Company’s CEO simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

•                      A long-term loan of RMB60,000,000($9,805,524) —In November 2014, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB70,000,000. The Company drew down RMB60,000,000 on November 11, 2014 and was outstanding at December 31, 2014. The interest thereon bear a fixed rate of 6.33% per annum. As of December 31, 2014, an amount of RMB60,000,000 ($9,805,524) was outstanding, of which RMB 30,000,000 ($4,902,762) and RMB 30,000,000 ($4,902,762) will be repayable on October 20 and November 10, 2016, respectively. Borrowing under the loan agreement is guaranteed by two third party guarantors, a third party company and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company pledged its property, plant and equipment to a third party guarantor with total carrying values of RMB20,668,761 ($3,377,801). Besides, Datong District People’s Government, the subsidiary Shandong Borun, and the Company’s CEO provided counter guarantee to these two third party guarantors simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

During the year ended December 31, 2013, the ADB granted the Company three loans of RMB100,000,000, which are including:

•                      A short-term loan of RMB50,000,000—The interest thereon bear at a fixed rate of 6.0% per annum. As of December 31, 2013, an amount of RMB50,000,000 was outstanding, which has been fully repaid on November 11, 2014. Borrowing under the loan agreement is guaranteed by third party guarantor and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company granted 100% equity interests of Daqing Borun, and pledged its buildings and land-use rights and property, plant and equipment to the third party guarantor with total carrying values of RMB200,000,000; RMB27,774,076; RMB2,553,520 and RMB8,069,012, respectively.

•                      A short-term loan of RMB10,000,000—The interest thereon bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum as of December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise), an amount of RMB10,000,000 was outstanding, which has been fully repaid on September 30, 2014. Borrowing under the loan agreement is secured by equipment of Daqing Borun with total carrying value of RMB22,166,077 and guaranteed by the Company’s CEO simultaneously.

•                      A short-term loan of RMB40,000,000—In December 2013, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB190,000,000. The Company drew down RMB40,000,000 on December 2, 2013. As of December 31, 2013, the Company had RMB150,000,000 available for the borrowing under such agreement. All amounts borrowed under the loan agreement bear at a floating rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date (6% per annum as of December 31, 2013 and adjustable immediately following the publishing of rate adjustments by the People’s Bank of China during the term of the loan and calculated piecewise), and all amounts have been fully repaid on September 30, 2014. Borrowings under the loan agreement are guaranteed by the Company’s CEO.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

Note (vi):              During the year ended December 31, 2014, China CITIC Bank granted the Company five loans of RMB170,000,000 ($27,782,317), which are including:

•                  Three short-term loans of RMB99,000,000 ($16,179,114)—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 25% (7.50% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB99,000,000 ($16,179,114) was outstanding, of which RMB30,000,000 ($4,902,762), RMB49,000,000 ($8,007,844), and RMB20,000,000 ($3,268,508) will be repayable on June 24, August 4, and September 28, 2015 respectively. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                  A short-term loan of RMB31,000,000 ($5,066,187)—The interest thereon bear at a fixed rate of 6.6% per annum. As of December 31, 2014, an amount of RMB31,000,000 ($5,066,187) was outstanding, which will be repayable on October 29, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                  A short-term loan of RMB40,000,000 ($6,537,016)—As of December 31, 2014, an amount of RMB40,000,000 ($6,537,016) was outstanding, which will be repayable on February 11, 2015. The borrowing is secured by RMB20,000,000 ($3,268,508) deposits at the bank and guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

During the year ended December 31, 2013, China CITIC Bank granted the Company four loans of RMB170,000,000, which are including:

•                  A short-term loan was RMB30,000,000—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 30% (7.80% per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB30,000,000 was outstanding, which has been fully repaid on April 27, 2014. Borrowings under loan agreement are guaranteed by Shandong Borun.

•                  Two short-term loans of RMB100,000,000—The interest thereon bear at a fixed rate that is based on the prime rate published by the People’s Bank of China for loans with the same or similar terms on the drawdown date rise 25% (7.50%  per annum as of December 31, 2013). As of December 31, 2013, an amount of RMB100,000,000 was outstanding, of which RMB49,000,000 which has been fully repaid on August 18, 2014, and RMB51,000,000 has been fully repaid on September 4, 2014. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                  A short-term loan of RMB40,000,000—As of December 31, 2013, an amount of RMB40,000,000 was outstanding, which has been fully repaid on June 16, 2014. The borrowing is secured by RMB20,040,667 deposits at the bank and guaranteed by Shandong Borun.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

Note (vii):           During the year ended December 31, 2014, the Bank of China granted the Company five loans of RMB47,000,000  ($7,680,994):

•                  Two short-term loans of RMB15,000,000 ($2,451,381)—As of December 31, 2014, an amount of RMB15,000,000 ($2,451,381) was outstanding, of which RMB10,000,000 ($1,634,254) will be repayable on May 7, 2015, and RMB5,000,000 ($817,127) will be repayable on June 15, 2015. The loans are secured by RMB15,000,000 ($2,451,381) deposit at the bank and pledged by third party fixed deposit receipt of RMB15,000,000 ($2,451,381).

•                  Three short-term loans of RMB32,000,000 ($5,229,613) — These loans were secured by RMB32,000,000 ($5,229,613) deposit at the bank and pledged by third parties fixed deposit receipt of RMB 32,000,000 ($5,229,613). As of December 31, 2014, all borrowings under these loans have been fully repaid during the year.

During the year ended 2013, the Bank of China granted the Company two loans of RMB22,000,000:

•                  Two short-term loans of RMB22,000,000—As of December 31, 2013, an amount of RMB22,000,000 was outstanding, of which RMB5,000,000 has been fully repaid on April 24, 2014, and RMB17,000,000 has been fully repaid on May 13, 2014. These loans are secured by RMB22,000,000 deposit at the bank and pledged by third party fixed deposit receipt of RMB22,000,000.

Note (viii):        During the year ended December 31, 2014, the Xingye International Trust Co., Ltd granted the Company a short-term loan of    RMB26,000,000 ($4,249,060):

•                  A short-term loan of RMB26,000,000 ($4,249,060)—The interest thereon bear at a fixed rate of 5.23% per annum. As of December 31, 2014, an amount of RMB26,000,000 ($4,249,060) was outstanding, which will be repayable on May 21, 2015. The loan is pledged by RMB27,370,000 ($4,472,953) term deposit at China CITIC Bank.

The weighted average interest rates on the bank loans for the years ended December 31, 2012, 2013 and 2014 were 6.53%, 6.63%, and 6.43% respectively. The interest expenses on the bank loans incurred for the years ended December 31, 2012, 2013 and 2014 were RMB42,767,789, RMB51,336,899 and RMB56,384,972 ($9,214,736), respectively.

These facilities contain no specific renewal terms. The Company has historically and successfully negotiated the renewal of certain facilities shortly before they mature.

14.                     Bonds Payable

On January 29, 2013, the Company’s subsidiary, Shandong Borun has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500,000,000 ($81,712,698) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue a three-year fixed-rate private placement bonds with a principle amount of RMB350,000,000 ($57,198,889) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principle amount of RMB150,000,000 ($24,513,809).

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Bonds Payable (Continued)

During the year ended December 31, 2013, Shandong Borun has issued the registered private placement bonds of RMB500,000,000  ($81,712,698) and was outstanding as of December 31, 2013 and 2014 (the “Bonds”). The proceeds from the issuance of the Bonds were used in the purpose for the Company’s working capital and capital expenditures.

The Bonds were issued at face value of RMB100 ($16) each, bear a fixed annual interest rate of 9.3% with maturity on April 16, 2016. At the end of the second year of the life of the Bonds, Shandong Borun can decide whether to raise interest rate, and the holders of the Bonds have the right to sell back, in whole or in part, at face value. As of December 31, 2014, the Bonds payable was classified as current liability in this stance. The bonds payable and its accrued interest expenses as of the end of the reporting period as follows:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Current liabilities
Accrued expenses and other payable—Accrued bonds’ interests element (note 12)	39,822,083	39,820,456	6,507,674
Bonds payable—Outstanding principals	—	500,000,000	81,712,698

Non-current liabilities
Bonds payable—Outstanding principals	500,000,000	—	—

Interests of the Bonds incurred for the year ended December 31, 2012, 2013 and 2014 was RMB nil, RMB 39,822,083 and RMB46,500,000 ($7,599,281), respectively, which are payable annually.

Cost associated to the issuance of the Bonds of RMB15,140,000 ($2,474,261) represented cost incurred for professional services from the sponsors and other various parties, which was recorded as “Long-term deferred expenses” in the balance sheets. The long-term deferred expenses would be amortized over the life of the Bonds. As of December 31, 2014, outstanding long-term deferred expenses were RMB5,562,810 ($909,104). The amortized deferred expenses for the year ended December 31, 2014 were RMB5,134,902 ($839,173).

Future amortization of long-term deferred expenses is as follows:

Years Ending December 31,	(RMB) Amount
2015	5,134,902
2016	427,908
Total	5,562,810

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

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,121,746,176 and RMB1,135,800,419 ($185,618,634) as of December 31, 2013 and 2014, respectively.

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

Pursuant to PRC EIT, the PRC subsidiaries of China New Borun is obligated to withhold income tax on dividends paid-out to non-resident, for earnings retained after January 1, 2008. The applicable tax rate is 5% or 10% on the dividends paid-out. As the PRC subsidiaries are wholly or majority owned by the U.S. holding entity, the Company anticipates no cash dividends in the foreseeable futures, and all earnings will be used to re-invest in the PRC subsidiaries. Accordingly, no withholding income tax was accrued.

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Current	62,717,151	27,150,033	26,403,549	4,315,010
Deferred	—	—	—	—
Income tax expenses	62,717,151	27,150,033	26,403,549	4,315,010

The principal components of the deferred income tax assets consisted of the following:

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
Non-current deferred tax assets:
Change in fair value of available-for-sale securities	248,712	—	—

Valuation allowances	—	—	—
Net non-current deferred income tax assets	248,712	—	—

The Company did not have any significant temporary differences relating to deferred tax assets or liabilities as of December 31 2014. The Company also did not have net accumulated operating loss and credit carry forwards as of December 31, 2013 and 2014. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Income Tax Expenses (Continued)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

	Year Ended December 31,
	2012	2013	2014
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	—	0.45%	—%
Effective tax rate	25.00%	25.45%	25.00%

17.                     Commitments and Contingencies

Commitments

As of December 31, 2013 and 2014, capital commitment for purchase of property, plant and equipment were RMB nil and RMB26,939,788 ($4,402,644), respectively.

The Company did not have any significant lease commitment as of December 31, 2013and 2014.

As of December 31, 2013 and 2014, purchase obligations for corn were RMB184,800,000 and RMB179,400,000 ($29,318,516), respectively.

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2013 and 2014, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB210,000,000 and RMB 320,000,000 ($52,296,127), respectively, as a guarantor. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

18.                     Segment Information

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year ended December 31,
	2012			2013			2014
	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,587,441,751	—	250,868,605	2,249,552,806	—	107,849,762	2,349,479,253	—	106,563,659
CPE	—	—		5,004,607	—	(883,268)	76,990,402	—	(2,332,900)
Foam insulation	—	—		412,739	—	(288,152)	7,350,714	—	1,383,439
Segment total	2,587,441,751		250,868,605	2,254,970,152		106,678,342	2,433,820,369		105,614,198

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,587,441,751	—		2,254,970,152	—		2,433,820,369	—
Revenues ($)							397,748,058	—

Income before income taxes			250,868,605			106,678,342			105,614,198
Income before income taxes ($)									17,260,041

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

	Year ended December 31,
	2012			2013			2014
	Interest Income	Interest expense	Income tax expense	Interest income	Interest expense	Income tax expense	Interest income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	1,364,810	42,767,789	62,717,151	3,850,272	91,158,982	27,150,033	2,707,003	102,884,972	26,057,689
CPE	—	—	—	—	—	—	—	—	—
Foam insulation	—	—	—	—	—	—	—	—	345,860
Consolidated total	1,364,810	42,767,789	62,717,151	3,850,272	91,158,982	27,150,033	2,707,003	102,884,972	26,403,549

Consolidated total ($)							442,393	16,814,017	4,315,010

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

	As of and Year ended December 31,
	2012			2013			2014
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,442,992,664	138,456,431	102,392,854	2,627,430,265	12,371,997	111,101,216	2,939,857,073	30,906,718	117,798,451
CPE	—	—	—	230,307,062	146,075,937	1,208,774	273,931,236	36,760,523	9,620,259
Foam insulation	—	—	—	75,818,849	30,155,128	403,314	81,546,885	2,957,910	2,584,505
Segment totals	2,442,992,664	138,456,431	102,392,854	2,933,556,176	188,603,062	112,713,304	3,295,335,194	70,625,151	130,003,215
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	2,442,992,664	138,456,431	102,392,854	2,933,556,176	188,603,062	112,713,304	3,295,335,194	70,625,151	130,003,215

Consolidated totals ($)							538,541,459	11,541,943	21,245,826

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,121,746,176 and RMB 1,135,800,419 ($185,618,634)  as of December 31, 2013 and 2014, respectively.

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2013	2014	2014
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	128	128	21
Amounts due from subsidiaries	244,532,160	244,532,160	39,962,765
Total current assets	244,532,288	244,532,288	39,962,786
Investments in subsidiaries	1,351,862,978	1,431,816,950	233,995,251
Total assets	1,596,395,266	1,676,349,238	273,958,037

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	4,664	4,681	765
Total current liabilities and total liabilities	4,664	4,681	765

Total shareholders’ equity	1,596,390,602	1,676,344,557	273,957,272
Total liabilities and shareholders’ equity	1,596,395,266	1,676,349,238	273,958,037

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	—	(5,188)	—	—
Loss from operations	—	(5,188)	—	—
Other income:
Interest income	—	—	—	—
Equity in earnings of subsidiaries	188,151,454	79,533,497	79,210,649	12,945,031
Income before income tax expense	188,151,454	79,528,309	79,210,649	12,945,031
Income tax expense	—	—	—	—
Net income	188,151,454	79,528,309	79,210,649	12,945,031

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	($)
Net cash used in operating activities	(18)	(5,332)	—	—
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	18	(34)	—	—
Net increase (decrease) in cash	—	(5,366)	—	—
Cash—beginning of year	5,494	5,494	128	21
Cash—end of year	5,494	128	128	21

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

The Company’s subsidiaries did not incur any dividend to the Registrant for the years ended December 31, 2012, 2013 and 2014.