Form 20-F
period 2015-12-31
CHINA NEW BORUN Corp
filed 2016-04-28
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Yuanqin (Terence) Chen

Chief Financial Officer

Telephone: +86 536 545 1199

E-mail:  terence.chen@chinanewborun.com

Bohai Industrial Park, Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	New York Stock Exchange
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

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2015

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicated by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

CHINA NEW BORUN CORPORATION

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	MORTGAGE CONTRACT, DATED NOVEMBER 11, 2014, BY AND BETWEEN DAQING BRANCH OF AGRICULTURAL DEVELOPMENT BANK OF CHINA AND DAQING BORUN
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4.6	MORTGAGE CONTRACT, DATED DECEMBER 23, 2015, BY AND BETWEEN DAQING BRANCH OF CHINA CONSTRUCTION BANK AND DAQING BORUN
EX-4.7	MORTGAGE CONTRACT, NO. 034 (2015), BY AND BETWEEN DAQING BRANCH OF CHINA CONSTRUCTION BANK AND DAQING BORUN
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002

EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

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

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.4936 to $1.00 as published by the People’s Bank of China on December 31, 2015. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

ITEM 2.                                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                   KEY INFORMATION

A.    Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2013, 2014 and 2015, and the selected audited balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2011 and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	$
Revenues	2,685,223,409	2,587,441,751	2,254,970,152	2,433,820,369	2,652,043,999	408,408,895
Cost of goods sold	2,175,060,342	2,240,600,096	2,009,229,511	2,173,381,791	2,372,269,654	365,324,266
Gross profit	510,163,067	346,841,655	245,740,641	260,438,578	279,774,345	43,084,629
Selling, general and administrative expenses	59,061,056	54,412,264	46,805,917	48,301,996	55,464,807	8,541,457
Impairment loss of property, plant and equipment	—	—	—	—	7,020,788	1,081,186
Operating income	451,102,011	292,429,391	198,934,724	212,136,582	217,288,750	33,461,986
Other expenses	32,912,857	41,560,786	92,256,382	106,522,384	45,482,552	7,004,212
Income before income taxes	418,189,154	250,868,605	106,678,342	105,614,198	171,806,198	26,457,774
Income tax expense	105,194,680	62,717,151	27,150,033	26,403,549	42,951,549	6,614,443
Net income	312,994,474	188,151,454	79,528,309	79,210,649	128,854,649	19,843,331
Net income attributable to ordinary Shareholders	312,994,474	188,151,454	79,528,309	79,210,649	128,854,649	19,843,331
Earnings per share
Basic and diluted	12.17	7.31	3.09	3.08	5.01	0.77
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	770,487,271	1,235,502,613	1,630,542,814	2,051,768,837	1,965,580,096	302,694,975
Total assets	1,972,753,262	2,442,992,664	2,933,556,176	3,295,335,194	3,091,017,348	476,009,815
Total liabilities	643,321,591	925,409,639	1,337,165,574	1,618,990,637	1,285,869,387	198,021,034
Total shareholders’equity	1,329,431,671	1,517,583,025	1,596,390,602	1,676,344,557	1,805,147,961	277,988,781

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.4936 to USD 1.00 as published by the People’s Bank of China on December 31, 2015. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.5120 to $1.00 as of April 25, 2016.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2011	6.3009	6.4445	6.5891	6.3009
2012	6.2855	6.3108	6.3449	6.2787
2013	6.0969	6.1896	6.2795	6.0969
2014	6.1190	6.1429	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
Most recent six months
October 2015	6.3495	6.3486	6.3614	6.3231
November 2015	6.3962	6.3666	6.3962	6.3154
December 2015	6.4936	6.4476	6.4936	6.3851
January 2016	6.5516	6.5527	6.5646	6.5032
February 2016	6.5452	6.5311	6.5539	6.5118
March 2016	6.4612	6.5064	6.4612	6.5490
April 2016 (through April 25)	6.5120	6.4749	6.4579	6.5120

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

Historically, edible alcohol production capacity has exceeded actual market demand. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the suspension in approvals for new corn deep-processing production projects in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new edible alcohol production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

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

Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our capacity for four years ended December 31, 2015. Starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. In 2015, we reached approximately 90.4% of our total capacity. If the demand for edible alcohol does not increase as we expect or at a slower pace, we may encounter difficulties in selling our increased production, which would materially and adversely affect our business, financial conditions and results of operations.

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

In addition, the PRC government has suspended in principle approving applications for building new ethyl alcohol production projects.  Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

Although during the years ended December 31, 2013, 2014 and 2015, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 33.0% of our total revenues for the year ended December 31, 2015. Additionally, during the years ended December 31, 2013, 2014 and 2015, aggregate sales to our five largest customers represented 23.8%, 20.8% and 20.6% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew the agreements for supply of our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

Covenants and other restrictions in certain PRC loan agreements or bond indenture entered into by Shandong Borun Industrial Co., Ltd, or Shandong Borun, or Daqing Borun restrict our ability to engage in or enter into a variety of transactions, which may cause disruption in our business operations and have a material adverse effect on our business operations.

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

•                restricting us from undertaking major investment, asset transfer, leasing, pledging or mortgaging its assets without obtaining prior approval of the lender; and

The loans contain the following financial covenants: at any time during the loan period, debt to asset ratio of Daqing Borun shall not be higher than 70%, the current ratio shall be less than 0.8 and contingent liabilities shall not exceed 50% of its total net assets and accumulated long-term investment shall not exceed 30% of its net assets.

As of December 31, 2015, we obtained two short-term bank loans of RMB10,000,000 ($1,539,978) and RMB20,000,000 ($3,097,956), respectively, from China Construction Bank (“CCB”) which were secured by equipment, buildings and land owned by Daqing Borun and guarantees by our subsidiary Shandong Borun, our CEO, Mr. Wang and three of his family members.

We also obtained a long-term loan of RMB60,000,000 ($9,239,867) from Agricultural Development Bank of China (“ADB”), which was guaranteed by two third party guarantors, another third party company and our CEO, Mr. Wang. Pursuant to the guarantee agreement, we pledged certain of Daqing Borun’s property, plant and equipments to one of the third party guarantors. In addition, each of Shandong Borun and our CEO, Mr. Wang also provided a counter guarantee to the third party guarantors.

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

Shandong Borun issued bonds through private placements in January and April 2013 with an interest rate of 9.3% and at the end of the second year of the life of the bonds, we raised interest rate from 9.3% to 9.5% per annum. The proceeds of the bonds are used for working capital purposes. The indenture of the bonds contains additional covenants that may limit our discretion in operating the business of our operating subsidiaries, including:

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

•                control of foreign exchange; and

•                allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. In 2010, the People’s Bank of China (“PBOC”) increased the statutory reserve ratio and interest rate in response to rapid domestic growth. However, the PBOC begun to decrease the statutory reserve ratio since November 2011 and the interest rate since June 2012, and the continuation of such decreases may have a negative impact on the stability of China’s economy. It is uncertain whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

We may become subject to PRC taxation on our worldwide income, which could result in a material adverse effect on our financial results and might result in you becoming subject to withholding taxes on any dividends we may declare.

The PRC Enterprise Income Tax Law and Regulation on the Implementation of the Enterprise Income Tax Law of the PRC (which we collectively refer to as the “EIT Law”) provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Currently, uncertainty exists regarding the interpretation and implementation of the EIT Law, and as a result it is uncertain whether we will be deemed to be a PRC resident enterprise. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. Under the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non- resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares (including ADSs) by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries, including the United States. “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation”

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

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

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the PBOC in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, the PBOC revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. The China central bank allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In July 2008, the China central bank established a narrow band within which the RMB could fluctuate against these currencies, the practical effect of which has been to re-peg the RMB to the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. Between August 2015 and January 2016, Renminbi depreciated over 7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency- denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may face regulatory uncertainties that could restrict our ability to issue equity compensation to our directors and employees and other parties who are PRC citizens or residents under PRC law.

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 20, 2012, SAFE issued the “Circular on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Share Incentive Plan of Overseas Listed Companies”, also known as “Circular 7.”

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2015, we carried up to RMB2,394.3 million ($368.7 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

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

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel for our initial public offering, we were and are not required to obtain the approval of CSRC under the M&A Rules in connection with our initial public offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High Enterprises Limited, or China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as “Interim Provisions on Domestic Investments by Foreign Investment Enterprises” and “Provisions for the Alteration of Investors’ Equities in Foreign-funded Enterprises” instead of the New M&A Rules.

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

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law, or Draft FIL. If enacted, the Draft FIL would replace the major existing laws regulating foreign investment in China, such as the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Sino-Foreign Contractual Joint Ventures, and the Law of the PRC on Wholly Foreign-Owned Enterprises, and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. Such FIEs will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign investors when invest in the “restrictions” list can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either a PRC citizen, or the PRC government and/or its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment.

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

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

The New Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non- resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non- PRC resident enterprises shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China- sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident enterprises shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

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

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015, and we do not expect to become a PFIC for our taxable year ending December 31, 2016 or thereafter, although there can be no assurance in either regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Although we expect to continue to conduct our operations in a manner that will not cause us to become a PFIC, because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. If we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. investors will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, if we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,780,830). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in us in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, which had made its investment in June 2009 and (c) TDR Advisors, Inc., or TDR, which had made its investment in September 2009. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $16.9 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of our investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule Accounting Standards Codification (“ASC”) 470-20 (EITF 98-5 and 00-27).

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($21,405,692) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110.0 million ($16.9million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in- house developed Borun wet process (see “Information on the Company — Business Overview — Our Key Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

Our corporate structure is as follows

Recent Development of our Business

Between January 1, 2015 and December 31, 2015, we:

•                  Successfully ramped up our newly invested CPE manufacturing plant.

Between January 1, 2016 and April 28, 2016, we

•                   Successfully purchased another 150,000 tons of corn from the granaries pursuant to our framework agreements with them and local farmers.

•                   Fully repaid off the remaining RMB320 million ($49.3 million) in relation to our corporate bonds.

Capital Expenditures

Our capital expenditures were RMB194.2 million ($29.9 million), RMB74.6 million ($11.5 million) and RMB22.5 million ($3.5 million) in 2013, 2014 and 2015, respectively, which related primarily to purchasing equipment for expansion and upgrade of our edible alcohol facilities, plant and equipment for CPE plant at our Shouguang facility. We expect to incur capital expenditures ranging from RMB30 million ($4.9 million) to RMB50 million ($8.2 million) for 2016, which related primarily to the payment for equipment of CPE projects and the maintenance our production facilities.

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

In addition to the production of edible alcohol and the related by-products including DDGS, crude corn oil and liquid carbon dioxide, we started to produce and sell CPE products and foam insulation products in 2013. We completed the construction of our new CPE product manufacturing plant with an annual production capacity of 12,500 tons and our new foam insulation products manufacturing plant with an annual production capacity of 40,000 cubic meters, both situated at our Shouguang facility, in July and September 2013, respectively. In 2014, we further invested in our CPE production line and expanded the annual production capacity with additional 12,500 tons of CPE products. We began generating revenue from sales of our new CPE and foam insulation products in December 2013. However, due to the weak demand of our foam insulation products, in 2015, after a comprehensive review of the current market, we concluded that the foam insulation market will likely face intense price competition, while at the same, we would need to spend a significant amount of additional R&D in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to temporary exit the potentially challenging foam business

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,689.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products. Our Daqing facility occupies a site area of 219,156.4 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, we secured corns in advance during the harvest season. In 2015, we continued to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of March 31, 2016, we successfully purchased 340,000 tons of corn and we expect that we will be able to purchase up to 350,000 tons of corn by the end of the harvest season in 2016, which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. In 2016, we expect to purchase up to approximately 350,000 tons of corn during the harvest season which fully accommodated our production needs in the non-harvest season. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as sell more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested and completed the construction of our new foaming insulation and CPE plants in 2013 and 2014 to further improve and diversify our product mix. Due to the weak market demand, we elected to temporarily exit the foam insulation business in 2015.

Customer Diversification

We currently sell a large portion of our corn-based edible alcohol in the Shandong and Heilongjiang Provinces, and of which sales are mainly made to local distilleries of medium to high quality baijiu. We intend to continue to expand our sales of edible alcohol in western and southern provinces such as Sichuan, Anhui and Jiangsu Provinces where we believe the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production. We also plan to expand our sales to other provinces to diversify our customer base.

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

To diversify market concentration risk, we expanded our product mix by investing into new sectors - a new foam insulation and CPE manufacturing plant in 2013, with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. In 2014, we further invested in our CPE manufacturing plant and doubled our annual production capacity of CPE products to 25,000 tons. We successfully ramped up this newly invested CPE production line in 2015 and will consider further installing additional production lines in the future. However, we have not finalized such expansion plan or enter into any agreements for the construction of such facility.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility, we began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2015, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

With the completion of our new CPE and foam insulation facilities in July and September 2013, respectively, we began to produce and sell CPE products and foam insulation products. Due to the weak demand of our foam insulation products, in 2015, after a comprehensive review of the current market, we decided to temporary exit the potentially challenging foam business.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2013, 2014 and 2015, sales of edible alcohol accounted for 67.1%, 64.8% and 66.0% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2013, 2014 and 2015, the sale of edible alcohol to distilleries of baijiu contributed to 58.3%, 59.7% and 49.9% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2013, 2014 and 2015, revenue generated from the sale of edible alcohol to the chemical industry contributed 38.1%, 38.7% and 46.9% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2013, 2014 and 2015, 2.6%, 0.6% and 2.4% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2013, 2014 and 2015 was approximately, RMB5,235 ($806), RMB5,174 ($797) and RMB5,105 ($786) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2013, 2014 and 2015, sales of DDGS feed contributed to 23.3%, 23.0% and 21.6% of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2013, 2014 and 2015 was approximately RMB2,134 ($329), RMB2,161 ($333) and RMB1,885 ($290), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2013, 2014 and 2015, the sales of crude coin oil contributed 7.4%, 7.1% and 6.5% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2013, 2014 and 2015 was approximately RMB7,587 ($1,168), RMB 7,041 ($1,084) and RMB6,442 ($992) , respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2013, 2014 and 2015, sales of liquid carbon dioxide contributed to 1.9%, 1.6% and 0.9% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2013, 2014 and 2015 was approximately RMB414 ($64), RMB329 ($51) and RMB181 ($28) . Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

CPE

CPE products being special synthetic rubber are widely used as raw materials. We completed the construction of our CPE manufacturing plant in July 2013 with annual production capacity of 12,500 tons of CPE products at our Shouguang facility. We further expanded our CPE manufacturing plant and increased the annual production capacity of CPE products to 25,000 tons in 2014. For the year ended December 31, 2013, 2014 and 2015, sales of CPE products contributed to about 0.2%, 3.2% and 4.9% of our total revenues, respectively. The average selling price of our CPE products per ton for the year ended December 31, 2013, 2014 and 2015 was approximately RMB9,058 ($1,395), RMB8,724 ($1,344) and RMB8,547 ($1,316), respectively.

Foam Insulation

Foam insulation offers substantial benefits, such as heat insulation, anti-corrosion and oil resistance, and is widely used in a broad range of industries and products, including construction, textile, pharmaceutical chemicals, metallurgy, refrigeration facilities, electromechanical equipment, and fire retardants. We completed the construction of our foam insulation manufacturing plant at our Shouguang facility in September 2013. For the year ended December 31, 2013, 2014 and 2015, sales of foam insulation products contributed to 0.1%, 0.3% and 0.1% of our total revenues, respectively. The average selling price of our foam insulation products per cubic meter for the year ended December 31, 2013, 2014 and 2015, was approximately RMB1,101 ($170), RMB1,095 ($169) and RMB1,094 ($168), respectively. After a comprehensive review of market for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while at the same, we would need to spend a significant amount of additional research and development expenses in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to temporary exit the potentially challenging foam business. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.1 million).

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

Environmental Protection

We strive to meet all applicable environmental standards and seek to increase recycling and waste energy recovery. We believe our Borun wet process is an environmentally clean production technology with little pollution or discharge. We produce excess heat, solid waste (carbon soot, sulfur dioxide, nitrogenoxide) from coal burning, wastewater and generate carbon dioxide and methane in our production process. The solid waste and wastewater produced is subject to applicable national and local discharge limits.

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

Our Research and Development

We spent approximately RMB1,436,800 ($221,264), RMB1,580,480 ($243,390) and RMB968,000 ($149,070), during the fiscal years ended December 31, 2013, 2014 and 2015, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,985 square feet (approximately 400,689.81 square meters) and employs 717 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

At our Shouguang facility, we have two production lines in which the first production line was completed in 2006 to produce Grade C edible alcohol with a designed capacity of 70,000 tons per annum while the second production line was completed in August 2009 to produce Grade B edible alcohol with a designed capacity of 90,000 tons per annum. Currently, annual production capacity of our Shouguang facility is 160,000 tons of edible alcohol. We believe our Shouguang facility is the largest edible alcohol manufacturer in Shandong Province.

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156.4 square meters) and employs 473 company- trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

The following table summarizes the actual production level for each of our products during the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
	(tons)
Edible alcohol	287,414	309,145	343,840
DDGS feed	247,009	266,384	294,312
Liquid carbon dioxide	104,548	119,985	127,261
Crude corn oil	22,482	23,933	26,906
CPE	606	10,322	14,064
Foam insulation	433	8,218	457

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 76.5% of our edible alcohol to 34 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2013, 2014 and 2015, there was no single customer from which we generated more than 10% of total sales.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($19) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2015, 189,350 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB327.2 million ($50.4 million) and recognized as inventory by us. By the end of the first quarter of 2016, we successfully purchased 340,000 tons of corn through the granaries and local farmers and we expect that we will be able to purchase up to another 10,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2013, 2014 and 2015, corn accounted for approximately 85.9% , 84.7% and 82.5% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2013, 2014 and 2015, coal accounted for approximately 6.5%, 6.8% and 6.1% of our cost of goods sold, respectively..

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2015, were approximately RMB 2,034.3 million ($313.3 million) on our property and facilities and machinery, and approximately RMB360.0 million ($55.4 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 717 full-time employees and our Daqing facility had 473 full- time employees for a total of 1,190 full time employees, which is comprised of 892 manufacturing staff, 255 management and administrative personnel, and 43 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, the Company made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB9.2 million ($1.4 million), RMB9.8 million ($1.5 million) and RMB10.4 million ($1.6 million) for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, the Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2015, we have paid RMB71,700 ($11,042) and RMB4,790,685 ($737,755) for group casualty insurance and pension insurance, respectively.

Legal Proceedings

We are not a party to any material legal proceedings.

REGULATION

Introduction

Our primary production and operation entities are Shandong Borun and Daqing Borun, each of which is located in the PRC. These entities, with respect to their business operations, are subject to relevant industry policies, laws, regulations, rules and extensive government regulatory policies.

With respect to its current business operations, we are mainly subject to the following laws, regulations and rules:

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

The export rebate rate of alcohol was cut to zero from 13.0 percent in 2006, then raised to 5.0 percent in June 2009 to boost China’s alcohol export. Seeing the great increase of alcohol export may endanger local supply, the government dropped the export rebate rate to zero in 2010. However, the export rebate rate of undenatured ethyl alcohol of an alcoholic strength by volume of 80% vol. or higher was raised again in 2015 and was 13.0 percent from January 1 to December 31 of 2015

Starting from September 2010, the alcohol industry applies the Cleaner Production Standard for Alcohol Industry (HJ 581-2010) to regulate the pollution caused by the production process.

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

Food Production

According to the Measures for the Administration of Food Production Licenses promulgated on April 7, 2010 by the AQSIQ and effective on June 1, 2010 and last amended in August 2015 and the Rules on the Review of Food Production License Regarding 26 Kinds of Food Such as Edible Vegetable Oil promulgated by the AQSIQ on December 27, 2006, an applicant for the establishment of a vegetable oil production enterprise shall obtain a production certificate.

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

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes. The major PRC environmental regulations applicable to us include, among others, the Environmental Protection Law of the PRC, the Environmental Impact Appraisal Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on Prevention and Control of Air Pollution, the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Waste and the Law of the PRC on Prevention and Control of Environmental Noise Pollution.

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

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and last amended in July, 2014. According to the RWSL, an enterprise engaging in the production of hazardous chemicals must apply for a work safety license before production.

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

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and was amended in 2011. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities determine and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under the PRC laws, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on July 1, 2012, the SAWS issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should complete registration for the production and import of dangerous chemicals listed in the Dangerous Chemicals Catalogue. In addition, the SAWS issued the Administration Rules for the Operation License of Dangerous Chemicals on July 17, 2012 and amended in 2015, according to which, an Operation License is required for the operation of dangerous chemicals. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

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

Tax

The key taxes applicable to us in the PRC are enterprise income tax and value-added tax.

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

By September 2013, Shandong Borun had completed the construction of plants and production lines for our new CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We expanded our CPE manufacturing plant, and increased our annual production capacity of CPE products by another 12,500 tons in 2014 and we currently have an annual production capacity of 25,000 tons of CPE. Due to the weak market demand, we fully wrote down of the production lines for foam insulation in 2015.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity from 2013 to 2014 and reached approximately 75.6% and 81.4%, respectively. Due to the recovering demand for edible alcohol in 2015, we greatly improved our production utilization to approximately 90.4%. In addition to that, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 58.3%, 59.7% and 49.9% in 2013, 2014 and 2015, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2013, 2014 and 2015, revenue generated from the sales of edible alcohol to the chemical industry contributed to 38.1%, 38.7% and 46.9% of our edible alcohol sales revenue, respectively.

We believe we have been able to operate efficiently in recent years due to our large production volume and high quality of our product making us a key supplier for baijiu producers, who are willing to maintain long-term relationships with us in order to secure supply of our product.

Fluctuation of Demand for and Price of Edible Alcohol

The overall supply of edible alcohol outpaced the demand for edible alcohol, and there is excess production capacity in China currently. To control the over expansion of capacity in the edible alcohol industry, the PRC government has implemented a series of restrictive policies to control the industry’s capacity expansion since 2006. This was done primarily through the prohibition on accepting applications for the construction of new edible alcohol facilities and closing existing edible alcohol facilities with production capacity of less than 30,000 tons per annum. According to our knowledge of our industry, the PRC market is one in which large edible alcohol producers are able to maintain a high capacity utilization rate due to their large exposure to and close relationship with baijiu producers.

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and  as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013 and 2014, moreover this trend continued in 2015. In 2015, we shifted a part of our customers from baijiu industry to chemical industry in order to improve our sales. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily life. Moreover, the primary consumer group of baijiu in China consists of the population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand from baijiu will recover gradually.

Due to weaker domestic macro environment, the annualized average price of edible alcohol also will continue to be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of the baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will bring about a significant improvement in our financial performance.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($19.1) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2015, 189,350 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB327.2 million ($50.4 million) and recognized as inventory by us. By the end of the first quarter of 2016, we successfully purchased 340,000 tons of corn through the granaries and local farmers and we expect that we will be able to purchase up to another 10,000 tons of corn by the end of this harvest season, which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu,Anhui provinces. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. We also began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to modifying our product mix based on our existing edible alcohol production facilities, we have invested in our new foam insulation and CPE projects to further improve and diversify our product mix. Our new plants, completed    in July and September 2013, respectively, currently have annual production capacities of 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products. Due to the weak demand of our foam insulation products, in 2015, after a comprehensive review of the current market, we decided to temporary exit the potentially challenging foam business.

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

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 82.5% and 6.1% of our cost of goods sold in the year ended December 31, 2015, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2015, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB2,006 ($309), RMB1,953 ($301) and RMB1,891 ($291) in 2013, 2014 and 2015, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also market conditions. We achieved gross profit margin of 10.9%, 10.7% and 10.5% for the years ended December 31, 2013, 2014 and 2015, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2015, the average selling price for edible alcohol decreased and we also did not fully utilize our production capacity, both of which had a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

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

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2013, 2014 and 2015 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2013, 2014 and 2015 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2013, 2014 and 2015. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2013, 2014 and 2015.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by  taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2014 and 2015, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs  and penalties provided in our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

Value Added Tax

All our subsidiaries in the PRC are subject to value added tax (“VAT”) imposed by the PRC government on the purchase and sales of goods, purchase of property, plant and equipment and freight expenses incurred. The output VAT is charged to customers who purchase goods from us and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2014 and 2015, the trade accounts receivable included the output VAT charged to customers amounted to RMB49,836,169 ($7,675,122) and RMB66,205,852 ($10,195,554), respectively. The input VAT is incurred when we purchase goods and property, plant and equipment from vendors and freight expenses incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate ranges from 0% to 17% in general, depending on the type of product purchased and sold. If the amount of validated input VAT arising from purchasing goods and property, plant and equipment and freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be   credited against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2014 and 2015, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB57,950,944 ($8,924,317) and RMB50,059,386 ($7,709,034), respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share- Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. This ASU does not contain any new disclosure requirements. This ASU is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. We believe that our adoption of this ASU will not have any material impact on our consolidated financial statements.

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

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We do not expect the adoption of ASU No. 2015-02 to have a material impact on our consolidated financial statements.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements” (“ASU 2015-10”). The amendments in ASU 2015-10 cover a wide range of Topics in the Accounting Standards Codification (the “ASC”). The amendments in ASU 2015-10 represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. Transition guidance varies based on the amendments in ASU 2015-10. The amendments in ASU 2015-10 that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of ASU 2015-10. We do not expect the adoption of ASU No. 2015-10 to have a material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of ASU No. 2015-11 to have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”). The amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in ASU 2015-16 should be applied prospectively to adjustments to provisional amounts that occur after the effective date of ASU 2015-16 with earlier application permitted for financial statements that have not been issued. We do not expect the adoption of ASU 2015-16 to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”).  Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position.  Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting.  Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference.  To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position.  For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods.  We do not expect the adoption of ASU 2015-17 to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”).  The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).  The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.  In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities.  For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted.  We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”).  The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases.  Topic 842 specifies the accounting for leases.  The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease.  The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840.  Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP.  The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities.  Early application of the amendments in ASU 2016-02 is permitted.  We are currently in the process of evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	$
Revenues	2,254,970,152	2,433,820,369	2,652,043,999	408,408,895
Cost of goods sold	2,009,229,511	2,173,381,791	2,372,269,654	365,324,266
Gross profit	245,740,641	260,438,578	279,774,345	43,084,629
Selling, general and administrative expenses	46,805,917	48,301,996	55,464,807	8,541,457
Impairment loss of PPE	—	—	7,020,788	1,081,186
Operating income	198,934,724	212,136,582	217,288,750	33,461,986
Other expenses	92,256,382	106,522,384	45,482,552	7,004,212
Income before income taxes	106,678,342	105,614,198	171,806,198	26,457,774
Income tax expense	27,150,033	26,403,549	42,951,549	6,614,443
Net income	79,528,309	79,210,649	128,854,649	19,843,331

	Year ended December 31,
	2013	2014	2015
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	89.1%	89.3%	89.5%
Gross profit	10.9%	10.7%	10.5%
Selling, general and administrative expenses	2.1%	2.0%	2.1%
Impairment loss of PPE	—	—	0.3%
Operating income	8.8%	8.7%	8.2%
Other expenses	4.1%	4.4%	1.7%
Income before income taxes	4.7%	4.3%	6.5%
Income tax expense	1.2%	1.1%	1.6%
Net income	3.5%	3.3%	4.9%

Revenues for the years ended December 31, 2013, 2014 and 2015 were comprised of the following:

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	192,947,806	224,219,954	264,631,238	40,752,624
-Grade B	1,036,328,718	980,985,281	1,139,813,527	175,528,756
-Grade C	283,252,127	372,789,523	345,218,829	53,162,933
Total Edible Alcohol	1,512,528,651	1,577,994,758	1,749,663,594	269,444,313
DDGS feed	526,141,262	560,661,738	573,171,907	88,267,203
Liquid carbon dioxide	43,345,072	39,331,527	23,064,540	3,551,888
Crude corn oil	167,537,821	171,491,230	173,535,407	26,724,068
CPE	5,004,607	76,990,402	129,753,632	19,981,772
Foam Insulation	412,739	7,350,714	2,854,919	439,651
Total	2,254,970,152	2,433,820,369	2,652,043,999	408,408,895

Revenue by %
Edible alcohol	67.1%	64.8%	66.0%	66.0%
-Grade A	8.6%	9.2%	10.0%	10.0%
-Grade B	46.0%	40.3%	43.0%	43.0%
-Grade C	12.5%	15.3%	13.0%	13.0%
DDGS feed	23.3%	23.0%	21.6%	21.6%
Liquid carbon dioxide	1.9%	1.6%	0.9%	0.9%
Crude corn oil	7.4%	7.1%	6.5%	6.5%
CPE	0.2%	3.2%	4.9%	4.9%
Foam Insulation	0.1%	0.3%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%

	Year ended December 31,
	2013	2014	2015
	Metric Ton	Metric Ton	Metric Ton
Volume sold
Edible alcohol
-Grade A	36,503	41,572	49,348
-Grade B	197,894	190,453	225,193
-Grade C	54,545	72,969	68,225
Total Edible Alcohol	288,942	304,994	342,766
DDGS feed	246,534	259,500	304,060
Liquid carbon dioxide	104,604	119,641	127,754
Crude corn oil	22,082	24,356	26,939
CPE	553	8,825	15,181
Foam Insulation-main products	375	6,715	533

	Year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	$
Average sales price
Edible alcohol
-Grade A	5,286	5,393	5,363	826
-Grade B	5,237	5,151	5,061	779
-Grade C	5,193	5,109	5,060	779
Total Edible Alcohol	5,235	5,174	5,105	786
DDGS feed	2,134	2,161	1,885	290
Liquid carbon dioxide	414	329	181	28
Crude corn oil	7,587	7,041	6,442	992
CPE	9,058	8,724	8,547	1,316
Foam Insulation-main products	1,101	1,095	1,094	168

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2015

Revenues

Revenues increased by RMB218.2 million ($33.6 million), or 9.0%, to RMB2,652.0 million ($408.4 million) for the year ended December 31, 2015 from RMB2,433.8 million ($374.8 million) for the year ended December 31, 2014. The increase was primarily due to the following:

•                                  An increase in our edible alcohol sales by approximately RMB171.6 million ($26.4 million), or 10.8%, from RMB1,578.0 million ($243.0 million) in the year ended December 31, 2014 to RMB1,749.6 million ($269.8 million) in the year ended December 31, 2015, primarily due to the moderate recovery of demand  from chemical  industry and  our strategy of developing diversify customers to offset the adverse effect of keen competition in baiju market in 2015. Although the market recovered slightly, we still did not operate at full capacity in 2015. Our actual production output for the year ended December 31, 2015 was 343,840 tons of edible alcohol, as compared to 309,145 tons for the year ended December 31, 2014, an increase of 34,695 tons, or 11.2%. We expect the market demand will improve further in 2016 if the current condition remained unchanged.

•                  We sold approximately 342,766 tons of edible alcohol in the year ended December 31, 2015, compared to approximately 304,994 tons in the year ended December 31, 2014, an increase of 37,772 tons or 12.4%. The increase was primarily due to our increased production volume of edible alcohol in 2015. The weighted average sales price of edible alcohol was  approximately RMB5,105 ($786) per ton in the year ended December 31, 2015 compared to RMB5,174 ($797) per ton in the year ended December 31, 2014, a slight decrease of RMB69 ($11) per ton, or 1.3%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the slight recovery of demand for edible alcohol, offset by a slight decrease in the weighted average sales prices of edible alcohol, our revenue for edible alcohol experienced an increase in 2015. Our revenue from Grade A edible alcohol increased by approximately RMB40.4 million ($6.2 million) or 18.0% to RMB264.6 million ($40.8 million) for the year ended December 31, 2015, as compared to RMB224.2 million ($34.5 million) for the year ended December 31, 2014. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,363 ($826) per ton in the year ended December 31, 2015, compared to RMB5,393 ($831) per ton in the year ended December 31, 2014, a decrease of RMB30 ($5), or 0.6%. Our revenue from Grade B edible alcohol increased by approximately RMB158.8 million ($24.5million), or 16.2%, to RMB1,139.8 million ($175.5million) for the year ended December 31, 2015, as compared to RMB981.0 million ($151.1 million) for the year ended December 31, 2014. The weighted average sales price of Grade B edible alcohol was approximately RMB5,061($779) per ton in the year ended December 31, 2015, as compared to RMB5,151 ($793) per ton in the year ended December 31, 2014, a decrease of RMB90 ($14), or 1.7%. Our revenue from Grade C edible alcohol decreased by approximately RMB27.6 million ($4.2 million), or 7.4%, to RMB345.2 million ($53.2 million) for the year ended December 31, 2015, as compared to RMB372.8 million ($57.4 million) for the year ended December 31, 2014. The weighted average sales price of Grade C edible alcohol was approximately RMB5,060 ($779) per ton in the year ended December 31, 2015, as compared to RMB5,109 ($787) per ton in the year ended December 31, 2014, a decrease of RMB49 ($8) or 1.0%.

•                  We sold approximately 49,348 tons of Grade A edible alcohol, 225,193 tons of Grade B edible alcohol and 68,225 tons of Grade C edible alcohol in the year ended December 31, 2015, as compared to approximately 41,572 tons of Grade A edible alcohol, 190,453 tons of Grade B edible alcohol and 72,969 tons of Grade C edible alcohol in the year ended December 31, 2014. The increase in our sales volume was primarily attributable to the moderate recovery of market demand and our higher production output in 2015.

•                                  An increase in our revenue from DDGS feed by approximately RMB12.5 million ($1.9 million), or 2.2%, to RMB573.2 million ($88.3 million) for the year ended December 31, 2015, as compared to RMB560.7 million ($86.3 million) for the year ended December 31, 2014, was primarily due to an increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,885 ($290) per ton for DDGS feed sales in the year ended December 31, 2015, as compared to RMB2,161 ($333) per ton in the year ended December 31, 2014, representing a decrease of RMB276 ($43) per ton, or 12.8%. The decrease in average sales price was mainly due to the decrease in corn price. We sold approximately 304,060 tons of DDGS feed in the year ended December 31, 2015 compared to approximately 259,500 tons in the year ended December 31, 2014, an increase of 44,560 tons, or 17.2%. The increase in sales volume was mainly due to strong market demand in 2015.

•                                  Our revenue from liquid carbon dioxide decreased by approximately RMB16.3 million ($2.5 million), or 41.4%, to RMB23.1 million ($3.6 million) for the year ended December 31, 2015 to RMB39.3 million ($6.1 million) for the year ended December 31, 2014, mainly due to a decrease in the weighted average sales price, netting off an increase in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB148 ($23) or 45.1% to approximately RMB181 ($28) per ton in the year ended December 31, 2015, as compared to RMB329 ($51) per ton in the year ended December 31, 2014. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2015. We sold approximately 127,754 tons of liquid carbon dioxide in the year ended December 31, 2015 compared to approximately 119,641 tons in the year ended December 31, 2014, representing an increase of 8,113 tons, or 6.8%.

•                                  Our revenue from crude corn oil increased by approximately RMB2.0 million ($0.3 million) or 1.2%, to RMB173.5 million ($26.7 million) for the year ended December 31, 2015, compared to RMB171.5 million ($26.4 million) for the year ended December 31, 2014, mainly due to a decrease in the weighted average sales price of crude corn oil, netting off an increase in our sales volume. Our sales volume was approximately 26,939 tons for the year ended December 31, 2015, as compared to 24,356 tons for the year ended December 31, 2014, representing an increase of 2,583 tons, or 10.6%. The weighted average sales price was RMB6,442 ($992) per ton in the year ended December 31, 2015 compared to RMB7,041 ($1,084) per ton in the year ended December 31, 2014, a decrease of RMB599 ($92) per ton or 8.5%.

•                                  We began generating revenue from sales of our new CPE and foam insulation products in December 2013 and we expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE increased by approximately RMB52.8 million ($8.1 million) or 68.5%, to RMB129.8 million ($20.0 million) for the year ended December 31, 2015, as compared to RMB77.0 million ($11.9 million) for the year ended December 31, 2014. Our sales volume was approximately 15,181 tons for the year ended December 31, 2015, as compared to 8,825 tons for the year ended December 31, 2014, representing an increase of 6,356 tons, or 72.0%. The weighted average sales price was RMB8,547 ($1,316) per ton in the year ended December 31, 2015 compared to RMB8,724 ($1,343) per ton in the year ended December 31, 2014, a decrease of RMB177 ($27) per ton or 2.0%.

•                                  Revenue from foam insulation products and materials decreased by approximately RMB4.5million ($0.7 million) or 61.2%, to RMB2.9 million ($0.4 million) for the year ended December 31, 2015, as compared to RMB7.4 million ($1.1 million) for the year ended December 31, 2014. Revenue generated from sales of our foam insulation products and its raw materials are amounting of RMB0.6 million ($0.1 million) and RMB2.3million ($0.3 million), respectively.  Our sales volume of foam insulation products were approximately 533 cubic meters for the year ended December 31, 2015, compared to 6,715 cubic meters for the year ended December 31, 2014, representing a decrease of 6,182 cubic meters, or 92.1%. The weighted average sales price was RMB1,094 ($168) per cubic meter in the year ended December 31, 2015 remained stable with that in the year ended December 31, 2014. We elected to temporarily exit the foam insulation business in 2015. After a comprehensive review of market for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while at the same, we would need to spend a significant amount of additional R&D in order to effectively compete in terms of product variety.  Consequently, we felt it was more prudent to exit the potentially challenging foam business. Accordingly, we took steps to fully write-down of the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.1 million).

Gross Profit

Gross profit increased by RMB19.3 million ($3.0 million), or 7.4%, to RMB279.8 million ($43.1 million), or 10.5% of revenues, for the year ended December 31, 2015, from RMB260.4 million ($40.1 million), or 10.7% of revenues, for the year ended December 31, 2014, mainly due to the combined effect of the decrease in the weighted average selling price for edible alcohol and the decrease in corn price. The average price of our purchased corn was approximately RMB1,891 ($291) per ton in the year ended December 31, 2015, a decrease of RMB62 ($10) per ton, or 3.2%, from RMB1,953 ($301) per ton in the year ended December 31, 2014. The weighted average sales price of edible alcohol was approximately RMB5,105 ($786) per ton in the year ended December 31, 2015, compared to RMB5,174 ($797) per ton in the year ended December 31, 2014, a slight decrease of RMB69 ($11) per ton, or 1.3%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB7.2 million ($1.1 million), or 14.8%, to RMB55.5 million ($8.5 million), for the year ended December 31, 2015, from RMB48.3 million ($7.4 million), for the year ended December 31, 2014. The increase was primarily due to the following:

•                   Selling expenses increased 6.8% from RMB4.9 million ($0.7 million) for the year ended December 31, 2014 to RMB5.2 million ($0.8 million) for the year ended December 31, 2015, in line with the increase in revenue.

•                   General and administrative expenses increased by RMB6.9 million ($1.0 million), or 15.7%, from RMB43.4 million ($6.7 million) for the year ended December 31, 2014 to RMB50.3 million ($7.7 million) for the year ended December 31, 2015, primarily due to the increase in professional expenses and salaries for senior management.

Impairment loss on Property, Plant and Equipment

We elected to temporarily exit the foam insulation business in 2015. After a comprehensive review of market for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while at the same, we would need to spend a significant amount of additional R&D in order to effectively compete in terms of product variety.  Consequently, we felt it was more prudent to temporarily exit the potentially challenging foam business. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.1 million) for the year ended December 31, 2015.

Other Expenses

Other expenses were RMB45.5 million ($7.0 million), primarily consisting of government subsidy received in November 2015 and recognized  in income for corn processing of RMB42.6 million ($6.6 million), interest expense of RMB95.5 million ($14.7 million), interest income of RMB12.7 million ($2.0 million), amortized issuance cost of bonds of RMB 5.1 million ($0.8 million), and other expense of RMB 0.2 ($0.1 million) for the year ended December 31, 2015, as compared to other expenses of RMB106.5 million ($16.4 million) for the year ended December 31, 2014, which primarily consisted of interest expense of RMB102.9 million ($15.8 million), interest income of RMB2.7 million ($0.4 million), amortized issuance cost of bonds of RMB 5.1 million ($0.8 million), loss on sale of available for sale securities of RMB2.0 million ($0.3 million) and other income of RMB0.8 million ($0.1 million). Interest expense decreased to RMB95.5 million ($14.7 million) for the year ended December 31, 2015 from RMB102.9 million ($15.8 million) for the year ended December 31, 2014, primarily due to the settlement for our corporate bond of RMB180.0 million ($27.7 million) in 2015.

Income Tax Expense

We recorded RMB43.0 million ($6.6 million) in income tax expense for the year ended December 31, 2015, compared to income tax expense of RMB26.4 million ($4.1 million) for the year ended December 31, 2014. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2014

Revenues

Revenues increased by RMB178.8 million ($27.5 million), or 7.9%, to RMB2,433.8 million ($374.8 million) for the year ended December 31, 2014 from RMB2,255.0 million ($347.3 million) for the year ended December 31, 2013. The increase was primarily due to the following:

•                   An increase in our edible alcohol sales by approximately RMB65.5 million ($10.1 million), or 4.3%, from RMB1,512.5 million ($232.9 million) in the year ended December 31, 2013 to RMB1,578.0 million ($243.0 million) in the year ended December 31, 2014, primarily due to the moderate recovery of demand from low to middle price baijiu markets in 2014. Although the market recovered slightly, we still did not operate at full capacity in 2014. Our actual production output for the year ended December 31, 2014 was 309,145 tons of edible alcohol, as compared to 287,414 tons for the year ended December 31, 2013, an increase of 21,731 tons, or 7.6%. We expect the market demand will improve further in 2015 if the current condition remained unchanged.

•                   We sold approximately 304,994 tons of edible alcohol in the year ended December 31, 2014, compared to approximately 288,942 tons in the year ended December 31, 2013, an increase of 16,052 tons or 5.6%. The increase was primarily due to our increased production volume of edible alcohol in 2014. The weighted average sales price of edible alcohol was  approximately RMB5,174 ($797) per ton in the year ended December 31, 2014 compared to RMB5,235 ($806) per ton in the year ended December 31, 2013, a slight decrease of RMB61 ($9) per ton, or 1.2%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the slight recovery of demand for edible alcohol, offset by a slight decrease in the weighted average sales prices of Grade B edible alcohol, our revenue for edible alcohol experienced an increase in 2014. Our revenue from Grade A edible alcohol increased by approximately RMB31.3 million ($4.8 million) or 16.2% to RMB224.2 million ($34.5 million) for the year ended December 31, 2014, as compared to RMB192.9 million ($29.7 million) for the year ended December 31, 2013. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,393 ($831) per ton in the year ended December 31, 2014, compared to RMB5,286 ($814) per ton in the year ended December 31, 2013, an increase of RMB107 ($17), or 2.0%. Our revenue from Grade B edible alcohol decreased by approximately RMB55.3 million ($8.5 million), or 5.3%, to RMB981.0 million ($151.1 million) for the year ended December 31, 2014, as compared to RMB1,036.3 million ($159.6 million) for the year ended December 31, 2013. The weighted average sales price of Grade B edible alcohol was approximately RMB5,151 ($793) per ton in the year ended December 31, 2014, as compared to RMB5,237 ($806) per ton in the year ended December 31, 2013, a decrease of RMB86 ($13), or 1.6%. Our revenue from Grade C edible alcohol increased by approximately RMB89.5 million ($13.8 million), or 31.6%, to RMB372.8 million ($57.4 million) for the year ended December 31, 2014, as compared to RMB283.3 million ($43.6 million) for the year ended December 31, 2013. The weighted average sales price of Grade C edible alcohol was approximately RMB5,109 ($787) per ton in the year ended December 31, 2014, as compared to RMB5,193 ($800) per ton in the year ended December 31, 2013, a decrease of RMB84 ($13) or 1.6%.

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

•                                An increase in our revenue from DDGS feed by approximately RMB34.5 million ($5.3 million), or 6.6%, to RMB560.7 million ($86.3 million) for the year ended December 31, 2014, as compared to RMB526.1 million ($81.0 million) for the year ended December 31, 2013, was primarily due to an increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB2,161 ($333) per ton for DDGS feed sales in the year ended December 31, 2014, as compared to RMB2,134 ($329) per ton in the year ended December 31, 2013, representing an increase of RMB27 ($4) per ton, or 1.2%. We sold approximately 259,500 tons of DDGS feed in the year ended December 31, 2014 compared to approximately 246,534 tons in the year ended December 31, 2013, an increase of 12,966 tons, or 5.3%. The increase in sales volume was mainly due to strong market demand in 2014.

•                   Our revenue from liquid carbon dioxide decreased by approximately RMB4.0 million ($0.6 million), or 9.3%, to RMB39.3 million ($6.1 million) for the year ended December 31, 2014 to RMB43.3 million ($6.7 million) for the year ended December 31, 2013, mainly due to a decrease in the weighted average sales price, netting off an increase in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB85 ($13) or 20.5% to approximately RMB329 ($51) per ton in the year ended December 31, 2014, as compared to RMB414 ($64) per ton in the year ended December 31, 2013. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2014. We sold approximately 119,641 tons of liquid carbon dioxide in the year ended December 31, 2014 compared to approximately 104,604 tons in the year ended December 31, 2013, representing an increase of 15,037 tons, or 14.4%.

•                   Our revenue from crude corn oil increased by approximately RMB4.0 million ($0.6 million) or 2.4%, to RMB171.5 million ($26.4 million) for the year ended December 31, 2014, compared to RMB167.5 million ($25.8 million) for the year ended December 31, 2013, mainly due to a decrease in the weighted average sales price of crude corn oil, netting off an increase in our sales volume. Our sales volume was approximately 24,356 tons for the year ended December 31, 2014, as compared to 22,082 tons for the year ended December 31, 2013, representing an increase of 2,274 tons, or 10.3%. The weighted average sales price was RMB7,041 ($1,084) per ton in the year ended December 31, 2014 compared to RMB7,587 ($1,168) per ton in the year ended December 31, 2013, a decrease of RMB546 ($84) per ton or 7.2%.

•                   We began generating revenue from sales of our new CPE and foam insulation products in December 2013. Revenue from CPE increased by approximately RMB72.0 million ($11.1 million) or 1,438.4%, to RMB77.0 million ($11.9 million) for the year ended December 31, 2014, as compared to RMB5.0 million ($0.8 million) for the year ended December 31, 2013. Our sales volume was approximately 8,825 tons for the year ended December 31, 2014, as compared to 553 tons for the year ended December 31, 2013, representing an increase of 8,273 tons, or 1,493.7%. The weighted average sales price was RMB8,724 ($1,344) per ton in the year ended December 31, 2014 compared to RMB9,058 ($1,395) per ton in the year ended December 31, 2013, a decrease of RMB334 ($51) per ton or 3.7%.

•                   Revenue from foam insulation products increased by approximately RMB6.9 million ($1.1 million) or 1,681.0%, to RMB7.4 million ($1.1 million) for the year ended December 31, 2014, as compared to RMB0.4 million ($0.1 million) for the year ended December 31, 2013. Our sales volume was approximately 6,715 cubic meters for the year ended December 31, 2014, compared to 375 cubic meters for the year ended December 31, 2013, representing an increase of 6,340 cubic meters, or 1,690.9%. The weighted average sales price was RMB1,095 ($169) per cubic meter in the year ended December 31, 2014 compared to RMB1,101 ($170) per cubic meter in the year ended December 31, 2013, a decrease of RMB6 ($1) per cubic meter or 0.6%.

Gross Profit

Gross profit increased by RMB14.7 million ($2.3 million), or 6.0%, to RMB260.4 million ($40.1 million), or 10.7% of revenues, for the year ended December 31, 2014, from RMB245.7 million ($37.8 million), or 10.9% of revenues, for the year ended December 31, 2013, mainly due to the combined effect of the decrease in the weighted average selling price for edible alcohol and the decrease in corn price. The averagoe price of our purchased corn was approximately RMB1,953 ($301) per ton in the year ended December 31, 2014, a decrease of RMB53 ($8) per ton, or 2.6%, from RMB2,006 ($309) per ton in the year ended December 31, 2013. The weighted average sales price of edible alcohol was approximately RMB5,174 ($797) per ton in the year ended December 31, 2014, compared to RMB5,235 ($807) per ton in the year ended December 31, 2013, a slight decrease of RMB61 ($10) per ton, or 1.2%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB1.5 million ($0.2 million), or 3%, to RMB48.3 million ($7.4 million), for the year ended December 31, 2014, from RMB46.8 million ($7.2 million), for the year ended December 31, 2013. The decrease was primarily due to the following:

•                   Selling expenses decreased 5.4% from RMB5.2 million ($0.8 million) for the year ended December 31, 2013 to RMB4.9 million ($0.8 million) for the year ended December 31, 2014, primarily due to our effective cost control measures in the tough operating environment.

•                   General and administrative expenses increased by RMB1.8 million ($0.3 million), or 4.3%, from RMB41.6 million ($6.4 million) for the year ended December 31, 2013 to RMB43.4 million ($6.7 million) for the year ended December 31, 2014, primarily due to increased salary and benefit related to additional management staff for the CPE and foam insulation manufacturing plants.

Other Expenses

Other expenses were RMB106.5 million ($16.4 million), primarily consisting of interest expense of RMB102.9 million ($15.8 million), interest income of RMB2.7 million ($0.4 million), amortized issuance cost of bonds of RMB 5.1 million ($0.8 million), loss on sale of available-for-sale securities of RMB 2.0 million ($0.3 million)and other income of RMB 0.8 ($0.1 million) for the year ended December 31, 2014, as compared to other expenses of RMB92.3 million ($14.2 million) for the year ended December 31, 2013, which primarily consisted of interest expense of RMB95.6 million ($14.7 million) and interest income of RMB3.9 million ($0.6 million). Interest expense increased to RMB102.9 million ($15.8 million) for the year ended December 31, 2014 from RMB95.6 million ($14.7 million) for the year ended December 31, 2013, primarily due to our issuance of the second tranche of our corporate bond of RMB150 million ($23.1 million) in April 2013.

Income Tax Expense

We recorded RMB26.4 million ($4.1 million) in income tax expense for the year ended December 31, 2014, compared to income tax expense of RMB27.2 million ($4.2 million) for the year ended December 31, 2013. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

B.           Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2013, 2014 and 2015, we had approximately RMB521.3 million ($80.3 million), RMB830.4 million ($127.9 million) and RMB495.6 million ($76.3 million), respectively, in cash. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	$
Net cash provided (used) by operating activities	(250,884,804)	70,814,481	70,843,702	10,909,773
Net cash used in investing activities	(173,422,447)	(78,452,281)	(53,792,018)	(8,283,851)
Net cash provided (used) by financing activities	334,860,000	316,800,000	(351,800,000)	(54,176,420)
Effect of foreign currency exchange translation	25,405	(2,831)	(51,245)	(7,892)
Net increase (decrease) in cash	(89,421,846)	309,159,369	(334,799,561)	(51,558,390)

Net Cash Provided by Operating Activities

Net cash used by operating activities was RMB250.9 million ($38.6 million) for the year ended December 31, 2013. Net cash provided by operating activities was RMB70.8 million ($10.9 million) for the year ended December 31, 2014. Net cash provided by operating activities was RMB70.8 million ($10.9 million) for the year ended December 31, 2015. Cash provided by operating activities for the year ended December 31, 2015 remained stable with that of the year ended December 31, 2014. Net cash provided by operating activities for the year ended December 31, 2015 was primarily due to the increase in advances to suppliers for the upfront payments made to the granaries, being offset by a decreased balance of accounts receivable and inventory balance and an increased balance of income tax payable. The increase in cash used by operating activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to the decrease in advances to suppliers for the upfront payments made to the granaries, being offset by an increased balance of accounts receivable due to the longer credit terms we granted to our customers in the last quarter year-over-year, an increased inventory balance for the corn collected by the granaries and recognized at end of the reporting period, a decreased balance of trade accounts payable, accrued expenses and other payables and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB334.9 million ($51.6 million) and RMB316.8 million ($48.8 million) for the years ended December 31, 2013 and 2014, respectively. Net cash used by financing activities was RMB351.8 million ($54.2 million) for the year ended December 31, 2015. For the year ended December 31, 2013, net cash provided consisted of proceeds from issuance of bond, net of issuance costs paid, of RMB484.9 million ($74.7 million) and net repayments of borrowings of RMB150.0 million ($23.1 million). For the year ended December 31, 2014, net cash provided consisted of net borrowing of RMB316.8 million ($48.8 million). For the year ended December 31, 2015, net cash used consisted of net repayment of borrowings of RMB171.8 million ($26.5 million) and settlement of corporate bonds of RMB180 million ($27.7 million).

Financing Agreement—As of December 31, 2013, 2014 and 2015, we had approximately RMB692.2 million ($106.6 million), RMB1,009.0 million ($155.4 million) and RMB837.2 million ($128.9 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 6.63%, 6.43% and 5.77% per annum, respectively, for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2015, one short-term portion of long-term loan of RMB 24,000,000 ($3,695,947) obtained from the Industrial & Commercial Bank of China was still outstanding:

•             A long-term loan of RMB24,000,000 ($3,695,947)—The total original loan amount was RMB90,000,000 ($13,859,800). The interest bearing at a floating rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2015, and adjustable yearly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2015, a total amount of RMB66,000,000 ($10,163,853) had been repaid, and RMB24,000,000 ($3,695,947) was still outstanding, and subsequently, we need to repay RMB6,000,000 ($923,987) per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

During the year ended December 31, 2015, the Agricultural Bank of China granted us thirteen loans amounting to a total of RMB383,200,000 ($59,011,950), including:

•             Two short-term loans of RMB70,000,000 ($10,779,844)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.62% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB70,000,000 ($10,779,844) was outstanding, of which RMB40,000,000 ($6,159,911) will be repayable on March 4, 2016 and RMB30,000,000 ($4,619,933) will be repayable on April 12, 2016. All borrowings under these loan agreements are guaranteed by third party companies and our CEO, Mr. Jinmiao Wang. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             Two short-term loans of RMB43,200,000 ($6,652,706)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.88% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB43,200,000 ($6,652,706) was outstanding, of which RMB23,200,000 ($3,572,750) will be repayable on January 8, 2016 and RMB20,000,000 ($3,079,956) will be repayable on January 15, 2016. All borrowings under these loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             Two short-term loans of RMB50,000,000 ($7,699,889)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.09% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB50,000,000 ($7,699,889) was outstanding, of which RMB30,000,000 ($4,619,933) will be repayable on July 1, 2016 and RMB20,000,000 ($3,079,956) will be repayable on August 1, 2016. All borrowings under these loan agreements are guaranteed by third party companies and our CEO. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             Five short-term loans of RMB140,000,000 ($21,559,689)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.83% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB140,000,000 ($21,559,689) was outstanding, of which RMB20,000,000 ($3,079,956) will be repayable on September 12, 2016, RMB40,000,000 ($6,159,911) will be repayable on September 21, 2016, and RMB30,000,000 ($4,619,933), RMB20,000,000 ($3,079,956) and RMB30,000,000 ($4,619,933) will be repayable on October 11, October 13 and October 12, 2016 respectively. All borrowings under these loan agreements are guaranteed by third party companies and our CEO. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             Two short-term loan of RMB80,000,000 ($12,319,822)—The interest bearing at a fixed rate is thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.57% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB80,000,000 ($12,319,822) was outstanding of which RMB30,000,000 ($4,619,933) will be repayable on November 3, 2016, and RMB50,000,000 ($7,699,889) will be repayable on November 14, 2016, respectively. Borrowing under the loan agreement is guaranteed by third party companies and our CEO. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. We were in compliance with the foregoing financial covenants as of December 31, 2015.

During the year ended December 31, 2015, the CCB granted us six loans amounting to a total of RMB230,000,000 ($35,419,490), which are including:

•             Two short-term loans of RMB100,000,000 ($15,399,778)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 122 basis point (6.72% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 ($15,399,778) was outstanding, of which RMB50,000,000 ($7,699,889) will be repayable on January 16, 2016, and RMB50,000,000 ($7,699,889) will be repayable on February 9, 2016. Borrowings under these loan agreements are guaranteed by Shandong Borun, our CEO, and his three family members. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.8; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             Two short-term loans of RMB100,000,000 ($15,399,778)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 133.4 basis point (6.63% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 ($15,399,778) was outstanding, of which RMB50,000,000 ($7,699,889) will be repayable on March 17, 2016, and RMB50,000,000 ($7,699,889) will be repayable on April 21, 2016. Borrowings under these loan agreements are guaranteed by Shandong Borun, our CEO, and his three family members. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             A short-term loan of RMB20,000,000 ($3,097,956)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 158 basis point (6.63% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB20,000,000 ($3,097,956) was outstanding, which will be repayable on June 16, 2016. This loan is secured by equipment of Daqing Borun with total carrying values of RMB116,370,518 ($17,920,802) as of December 31, 2015, and guaranteed by Shandong Borun, our CEO, and his three family members. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.8; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; and the ownership structure of the Daqing Borun shall not be changed. We were in compliance with the foregoing financial covenants as of December 31, 2015.

•             A short-term loan of RMB10,000,000 ($1,539,978)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 92 basis point (5.22% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB10,000,000 ($1,539,978) was outstanding, which will be repayable on December 30, 2016. This loan is secured by buildings and land of Daqing Borun with total carrying values of RMB89,567,625 ($13,793,216) and RMB5,581,879 ($859,597), respectively, as of December 31, 2015, and guaranteed by Shandong Borun, our CEO, and his three family members. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.8; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; and the ownership structure of the Daqing Borun shall not be changed. We were in compliance with the foregoing financial covenants as of December 31, 2015.

During the year ended December 31, 2015, the ADB granted us a loan of RMB60,000,000 ($9,239,867):

•             A long-term loan of RMB60,000,000($9,239,867) —In November 2014, we entered into a loan agreement with ADB pursuant to which we may borrow up to RMB70,000,000 ($10,779,845). The Company drew down RMB60,000,000 ($9,239,867) on November 11, 2014. The interest thereon bear at a fixed rate of 6.33% per annum. As of December 31, 2015, an amount of RMB60,000,000 ($9,239,867) was outstanding and will be repayable on November 10, 2016. This loan is guaranteed by two third party guarantors, another third party company and our CEO. Pursuant to the guarantee agreements, we pledged our property, plant and equipment to one of the third party guarantors with total carrying values of RMB16,689,236 ($2,570,105). In addition, Datong District People’s Government, Shandong Borun, and our CEO also provided counter guarantees to the two third party guarantors. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. We were in compliance with the foregoing financial covenants as of December 31, 2015.

During the year ended December 31, 2015, China CITIC Bank granted us six loans amounting to total of RMB140,000,000 ($21,559,690), including:

•             A short-term loan of RMB20,000,000 ($3,079,956)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 150.5 basis point (6.31% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB20,000,000 ($3,079,956) was outstanding, which will be repayable on July 30, 2016. This loan is guaranteed by Shandong Borun and our CEO.

•             Two short-term loans of RMB69,000,000 ($10,625,847)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 102 basis point (5.82% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB69,000,000 ($10,625,847) was outstanding, of which RMB49,000,000 ($7,545,891) and RMB20,000,000 ($3,079,956) will be repayable on August 4 and August 13, 2016 respectively. Borrowings under these loan agreements are guaranteed by Shandong Borun and our CEO.

•             Two short-term loans of RMB35,000,000 ($5,389,922)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 143 basis point (5.98% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB35,000,000 ($5,389,923) was outstanding, of which RMB20,000,000 ($3,079,956) and RMB15,000,000 ($2,309,966) will be repayable on September 24 and October 21, 2016 respectively. Borrowings under these loan agreements are guaranteed by Shandong Borun and our CEO.

•             A short-term loan of RMB16,000,000 ($2,463,965)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 135.5 basis point (5.66% per annum as of December 31, 2015). As of December 31, 2015 an amount of RMB16,000,000 ($2,463,965) was outstanding, which will be repayable on October 26, 2016. This loan is guaranteed by Shandong Borun and our CEO.

These facilities contain no specific renewal terms or, unless expressly provided for therein, any requirement for the maintenance of financial covenants. We have historically and successfully negotiated the renewal of certain facilities shortly before they mature. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is a common practice in China, particularly in Shandong and Heilongjiang Provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term and long-term loans. Proceeds from these bank loans were used for working capital needs.

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($77.0 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($53.9 million) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($23.1 million).

The bonds of RMB320.0 million ($49.3 million) remained outstanding as of December 31, 2015 (the “Bonds”) and were subsequently settled by April 16, 2016. The proceeds from issuance of the Bonds were used for the purposes of our working capital and capital expenditures.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to (1) RMB173.4 million ($26.7 million) in the year ended December 31, 2013, mainly related to restricted bank deposits of RMB33.0 million ($5.1 million), payment for completing the construction of our CPE and foam insulation plants of RMB194.2 million ($29.9 million) and purchase of available-for-sale securities in the amount of RMB17.8 million ($2.7 million); (2) RMB78.5 million ($12.1 million) in the year ended December 31, 2014, mainly related to restricted bank deposits of RMB20.3 million ($3.1 million), payment for completing the expansion of our CPE plants and the construction of our two bams in Daqing of totaling RMB74.6 million ($11.5 million) and proceeds from sale of our available-for-sale securities in the amount of RMB15.8 million ($2.4 million) and proceeds from disposal of equipment of RMB0.6 million ($0.1 million); (3) RMB53.8 million ($8.3 million) in the year ended December 31, 2015, mainly related to proceeds from restricted bank deposits of RMB62.3 million ($9.6 million), payment for completing the expansion and maintenance of our CPE plants of RMB22.5 million($3.5 million), payment for purchase the held-to-maturity debt securities of RMB98.7 million ($15.2 million) and proceeds from disposal of equipment of RMB5.0 million ($0.8 million).

Future Capital Requirements—We had cash on hand of RMB521.3 million ($80.3 million),RMB830.4 million ($127.9 million) and RMB495.6 million ($76.3 million) on December 31, 2013, 2014 and 2015, respectively. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB30 million ($4.9 million) to RMB50 million ($8.2 million) for 2016, which related primarily to the payment for equipment of CPE projects and the maintenance our production facilities. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.             Research and Development

We spent approximately RMB1,436,800 ($221,264), RMB1,580,480 ($243,390) and RMB968,000 ($149,070), during the fiscal years ended December 31, 2013, 2014 and 2015, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

D.             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB425.0 million ($65.4 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off- balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	5.2	5.2	—	—	—
Purchase obligations for corn	—	—	—	—	—
Bonds payable	347.2	347.2	—	—	—
Short-term debt	772.6	772.6	—	—	—
Long-term debt	88.5	88.5	—	—	—
Total:	1,213.5	1,213.5	—	—	—

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	45	Chief Executive Officer and Chairman of the Board
Bing Yu	39	Chief Strategy Officer
Yuanqin Chen	32	Chief Financial Officer
Hengxiu Song	44	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	56	Chief Technology Officer
Shunliang Hu	49	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	51	Independent Director
Xisheng Lu	65	Independent Director
Binbin Jiang	41	Independent Director

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation to our executive officers and directors was RMB 3,500,000 ($538,992).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was re-elected at our 2015 annual meeting of shareholders, which was held on December 15, 2015, to hold office until our next annual meeting of shareholders, which we currently expect will be held in December 2016. Jinmiao Wang, Hengxiu Song, Wen Jiang, Xisheng Lu and Binbin Jiang were re-elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Wen Jiang and Xisheng Lu have served on our board since January 2013.

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

D.             Employees

As of the date of this annual report, our Shouguang facility had 717 full-time employees and our Daqing facility had 473 full- time employees for a total of 1,190 full time employees, which is comprised of 892 manufacturing staff, 255 management and administrative personnel, and the rest, 43 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB9.2 million ($1.4 million), RMB9.8 million ($1.5 million) and RMB10.4 million ($1.6 million) for the years ended December 31, 2013, 2014 and 2015, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2015, we have paid RMB71,700 ($11,042) and RMB4,790,685 ($737,755) for group casualty insurance and pension insurance, respectively.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 28, 2016, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,780,830). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

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

On February 28, 2010 our company and Golden Direction signed, and effective as of March 31, 2010 our company and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, we issued (i) 3,711,952 of our Class A convertible preference shares, which were automatically convertible into 3,711,952 of our ordinary shares upon the closing of the initial public offering, to Star Elite, one of our private equity investors which is wholly owned by Ms. Ping Chen, (ii) 1,065,330 shares of our Class B convertible preference shares, which were automatically convertible into 1,065,330 ordinary shares upon the closing of the initial public offering, to Earnstar, one of our private equity investors which is wholly owned by Ms. Yibin Wei, who became our director effective April 23, 2010 in connection with the exchange and (iii) 374,907 shares of our Class C convertible preference shares, which were automatically convertible into 374,907 ordinary shares upon the closing of the initial public offering to TDR, one of our private equity investors which is wholly owned by Mr. Ruiping Wang, who became our director effective April 23, 2010 in connection with the exchange.

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

Additional Related Party Transactions

There was no related party transactions in the fiscal year ended December 31, 2015.

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

We did not declare any dividends in 2013, 2014 and 2015. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.                        THE OFFER AND LISTING.

A.            Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 25, 2016, the closing sale price of our ADSs as reported on the NYSE was $1.18 per ADS.

	Sale Price
	High	Low
Annual High and Low
2014	$3.57	$1.28
2015	$1.48	$0.98
Quarterly High and Low
First Quarter 2014	$3.57	$2.07
Second Quarter 2014	$3.39	$2.46
Third Quarter 2014	$3.10	$1.78
Fourth Quarter 2014	$1.86	$1.28
First Quarter 2015	$1.46	$1.00
Second Quarter 2015	$1.48	$1.10
Third Quarter 2015	$1.22	$0.98
Fourth Quarter 2015	$1.46	$1.04
Monthly High and Low
October 2015	$1.18	$1.04
November 2015	$1.36	$1.11
December 2015	$1.46	$1.23
January 2016	$1.78	$1.37
February 2016	$1.82	$1.52
March 2016	$1.76	$1.39
April 2016 (through April 25, 2016)	$1.67	$1.42

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

We obtained two short-term bank loans of RMB10,000,000 ($1,539,978) and RMB20,000,000 ($3,097,956), respectively, from CCB which were secured by equipment, buildings and land owned by Daqing Borun and guarantees by the subsidiary Shandong Borun, our CEO, Mr. Wang and three of his family members.

We also obtained a long-term loan of RMB60,000,000 ($9,239,867) from ADB, which was guaranteed by two third party guarantors, another third party company and our CEO. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipments to one of the third party guarantors. In addition, Shandong Borun and our CEO also provided counter guarantee to the third party guarantors.

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

United States Taxation

This section describes the material U.S. federal income tax considerations of the ownership and disposition of ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in ADSs. This discussion applies to holders who hold and beneficially own ADSs as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

Dividends on ADSs

Subject to the “Passive Foreign Investment Company Considerations” discussion below, if we make distributions on our ADSs, the U.S. dollar gross amount of any distributions (including amounts withheld to reflect withholding taxes by the PRC or any other foreign jurisdiction) you receive on our ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles and, as a result, you generally will be required to treat all distributions on our ADSs as dividends for U.S. federal income tax purposes.

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

Foreign Tax Credit Considerations

Dividends on our ADSs generally will constitute income derived from non-U.S. sources and as “passive income” for U.S. foreign tax credit limitation purposes, although in certain special circumstances you might be required to treat dividends on our ADSs as “general income” for these purposes. If we are deemed by the PRC tax authorities to be a “resident enterprise” (as described above under the heading “People’s Republic of China Taxation”), we might be required to withhold and pay over to the PRC withholding tax on distributions that we make to you, in which case you may be able to claim a U.S. foreign tax credit for such taxes withheld, subject to the limitations on the availability of the foreign tax credit in your circumstances. If, however, the PRC taxes are either imposed on us directly (and not as a withholding tax on distributions to you), or required to be withheld on distributions to us by our subsidiaries rather than on distributions from us to you, generally you would not be able to claim a foreign tax credit for such PRC taxes, although a U.S. domestic corporation that owns 10% or more of our outstanding voting stock, at the time we make distributions, may be eligible for an indirect tax credit for PRC enterprise tax that we are required to pay on our PRC taxable income, provided other conditions are met. Additionally, if you are eligible for the benefits of the Treaty, you generally would be able to claim a foreign tax credit only for PRC tax withheld up to the maximum rate on dividends specified in the Treaty. As discussed above, the application of the relevant PRC tax laws is not clear, and as a result the availability of any U.S. foreign tax credit resulting from holding our ADSs is uncertain. The rules governing the availability of foreign tax credits are extremely complex and may vary based on your individual circumstances. You should consult your own adviser as to the availability of a foreign tax credit in your individual circumstances.

Sales and other dispositions of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” when you sell or otherwise dispose of our ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and your adjusted tax basis in our ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for our ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual U.S. Holder, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. Any gain or loss recognized generally will be treated as derived from U.S. sources for U.S. foreign tax credit limitation purposes; however, as discussed above under “People’s Republic of China Taxation,” if the PRC tax authorities were to assert that any gains recognized were subject to PRC tax and you were eligible for the benefits of the Treaty, such gains or losses might be resourced under the Treaty to   the PRC, and as a result treated as derived from non-U.S. sources for U.S. foreign tax credit purposes. Please see above under “People’s Republic of China Taxation,” “Effect of Uncertainties Relating to PRC Taxation” and “Foreign Tax Credit Considerations” for further discussions of the uncertainties relating to PRC taxation and the effect of such uncertainty on U.S. Holders.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe we were considered to be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015, and we do not expect to become a PFIC for our taxable year ending December 31, 2016 or thereafter, although there can be no assurance in either regard.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because our ADSs are listed on the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, instead of applying the PFIC rules above, you would include in each year as ordinary income the excess of the fair market value of our ADSs that you hold at the end of the year over your adjusted tax basis in such ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to- market election, any gain you recognize upon the sale or other disposition of our ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark- to-market election. Your adjusted tax basis in our ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs cease to be regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Medicare Contribution Tax on Unearned Income

An additional United States tax of 3.8% is imposed on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally would include dividends on, and capital gains from the sale, retirement or other taxable disposition of our ADSs. You should consult your own tax advisor concerning the effect, if any, of this tax on holding our ADSs in your particular circumstances.

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

The rules described in the preceding paragraph also extend the applicable statute of limitations for assessment of U.S. federal income taxes to six years if there is an omission of gross income in excess of $5,000 and the omission of gross income is attributable to a foreign financial asset as to which reporting is required under the rules described in this section (or would be so required if the requirement for reporting specified foreign financial assets were applied without regard to the dollar threshold specified therein and without regard to certain exceptions that may be specified by the Internal Revenue Service). In addition, the statute of limitations will be suspended if a taxpayer fails to timely provide information with respect to specified foreign financial assets required to be reported or fails to timely provide the annual information reports required for holders of PFIC stock, including PFIC stock for which a QEF election is made. The amendments to the applicable statute of limitations described in this paragraph apply to U.S. federal income tax returns filed after March 18, 2010, as well as to such returns filed on or before such date if the applicable statute of limitations (determined without regard to these amendments) for assessment of taxes has not expired as of such date. You should consult your own tax advisor concerning any obligation you may have to furnish information to the Internal Revenue Service as a result of holding our ADSs.

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

As of December 31, 2015 all balance of borrowing consists of short-term borrowings and short-term portion of long-term borrowings which will be matured at various dates within the year ending December 31, 2016 and do not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. Our bonds were issued at fixed rates and expose us to fair value and interest rate risk which will be matured at fiscal year 2016.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 1.4% in 2015 compared with 2014.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.1% and 0.4% in 2013 and 2014, a depreciation of approximately 6.1% in 2015, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar.  Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations.  Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2015, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2015. In making its assessment, management used the criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

	Year ended December 31,
	2014	2015
	(RMB)	(RMB)	($)
Audit fees	1,500,000	1,450,000	223,297
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

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

BDO’s engagement to audit our consolidated financial statements for the year ended December 31, 2015 were not attributed to work performed by persons other than BDO’s full-time permanent employees.

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

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Mortgage Contract, Dated November 11, 2014, by and between Daqing Branch of Agriculture Development Bank of China and Daqing Borun

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, Dated December 23, 2015, by and between Daqing Branch of China Construction Bank and Daqing Borun

4.7	Mortgage Contract, No. 034 (2015), by and between Daqing Branch of China Construction Bank and Daqing Borun

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 28, 2016

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title:	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

April 28, 2016

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	830,430,168	495,630,607	76,326,014
Restricted cash (note 14 (vi), (vii))	62,370,000	—	—
Held-to-maturity debt securities (note 5)	—	107,912,111	16,618,226
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil, as of December 31, 2014 and 2015, respectively (note 6)	531,480,981	515,520,269	79,388,978
Inventories (note 7)	496,754,625	438,841,092	67,580,555
Advance to suppliers (note 8)	52,577,513	344,998,183	53,128,955
Other receivables (note 9)	73,593,217	59,032,438	9,090,864
Prepaid expenses	4,562,333	3,645,396	561,383
Total current assets	2,051,768,837	1,965,580,096	302,694,975
Property, plant and equipment, net (note 10)	1,096,055,659	988,392,988	152,210,328
Land use rights, net (note 11)	136,125,360	133,292,782	20,526,793
Intangible assets, net (note 12)	5,822,528	1,996,285	307,423
Long-term deferred expenses (note 15)	5,562,810	—	—
Deferred income tax assets (note 17)	—	1,755,197	270,296
Total assets	3,295,335,194	3,091,017,348	476,009,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	17,055,679	22,292,132	3,432,938
Accrued expenses and other payables (note 13)	86,729,443	80,201,926	12,350,919
Income taxes payable	6,205,515	26,175,329	4,030,943
Short-term borrowings (note 14)	901,000,000	753,200,000	115,991,130
Current portion of long-term borrowings (note 14)	24,000,000	84,000,000	12,935,814
Bonds payable (note 15)	500,000,000	320,000,000	49,279,290
Total current liabilities	1,534,990,637	1,285,869,387	198,021,034
Long-term borrowings (note 14)	84,000,000	—	—
Total liabilities	1,618,990,637	1,285,869,387	198,021,034

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)

Commitments and contingencies (note 18)

Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2014 and 2015, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	72,091,319
Retained earnings—appropriated (note 2)	134,277,095	147,162,560	22,662,708
Retained earnings—unappropriated	1,074,210,923	1,190,180,107	183,285,097
Accumulated other comprehensive loss	(451,244)	(502,489)	(76,068)
Total shareholders’ equity	1,676,344,557	1,805,147,961	277,988,781

Total liabilities and shareholders’ equity	3,295,335,194	3,091,017,348	476,009,815

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,254,970,152	2,433,820,369	2,652,043,999	408,408,895
Cost of goods sold	2,009,229,511	2,173,381,791	2,372,269,654	365,324,266
Gross profit	245,740,641	260,438,578	279,774,345	43,084,629
Operating expenses:
Selling	5,160,405	4,880,386	5,210,530	802,410
General and administrative	41,645,512	43,421,610	50,254,277	7,739,047
Impairment loss of property, plant and equipment	—	—	7,020,788	1,081,186
Total operating expenses	46,805,917	48,301,996	62,485,595	9,622,643

Income from operations	198,934,724	212,136,582	217,288,750	33,461,986
Other income (expenses):
Government subsidy	—	—	42,630,000	6,564,925
Interest income	3,850,272	2,707,003	12,694,278	1,954,891
Interest expense	(91,158,982)	(102,884,972)	(95,460,460)	(14,700,699)
Amortized issuance cost of bonds (note 15)	(4,442,288)	(5,134,902)	(5,134,902)	(790,764)
Loss on sale of available-for-sale securities (note 4)	—	(1,965,765)	—	—
Others, net	(505,384)	756,252	(211,468)	(32,565)
Total other expense, net	(92,256,382)	(106,522,384)	(45,482,552)	(7,004,212)

Income before income tax expenses	106,678,342	105,614,198	171,806,198	26,457,774
Income tax expenses (note 17)
Current	27,150,033	26,403,549	44,706,746	6,884,739
Deferred	—	—	(1,755,197)	(270,296)
Income tax expenses	27,150,033	26,403,549	42,951,549	6,614,443

Net income attributable to ordinary shareholders	79,528,309	79,210,649	128,854,649	19,843,331
Other comprehensive loss, net of tax:
Unrealized holding loss for available-for-sale securities, net of tax effects of RMB248,712 for the years ended December 31, 2013	(746,137)	—	—	—
Reclassification adjustment of available-for-sale securities net of tax effect	—	746,137	—	—
Foreign currency translation adjustment	25,405	(2,831)	(51,245)	(7,892)
Other comprehensive loss	(720,732)	743,306	(51,245)	(7,892)

Total comprehensive income attributable to ordinary shareholders	78,807,577	79,953,955	128,803,404	19,835,439

Earnings per share (note 2):
Basic and Diluted	3.09	3.08	5.01	0.77
Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2013	25,725,000	175,596	468,132,187	118,401,996	931,347,064	(473,818)	1,517,583,025
Net income for the year	—	—	—	—	79,528,309	—	79,528,309
Transfer to statutory reserves	—	—	—	7,954,033	(7,954,033)	—	—
Foreign currency translation adjustment	—	—	—	—	—	25,405	25,405
Unrealized holding loss for available-for-sale securities, net of tax of RMB248,712 ($40,646)	—	—	—	—	—	(746,137)	(746,137)
Balance as of December 31, 2013	25,725,000	175,596	468,132,187	126,356,029	1,002,921,340	(1,194,550)	1,596,390,602
Net income for the year	—	—	—	—	79,210,649	—	79,210,649
Transfer to statutory reserves	—	—	—	7,921,066	(7,921,066)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(2,831)	(2,831)
Reclassification adjustment of available-for-sale securities net of tax effect	—	—	—	—	—	746,137	746,137
Balance as of December 31, 2014	25,725,000	175,596	468,132,187	134,277,095	1,074,210,923	(451,244)	1,676,344,557
Net income for the year	—	—	—	—	128,854,649	—	128,854,649
Transfer to statutory reserves	—	—	—	12,885,465	(12,885,465)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(51,245)	(51,245)
Balance as of December 31, 2015	25,725,000	175,596	468,132,187	147,162,560	1,190,180,107	(502,489)	1,805,147,961

Balance as of December 31, 2015($)	25,725,000	25,725	72,091,319	22,662,708	183,285,097	(76,068)	277,988,781

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Net income	79,528,309	79,210,649	128,854,649	19,843,331
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of available-for-sale securities	—	1,965,765	—	—
Interest income on held-to-maturity debt securities	—	—	(9,191,349)	(1,415,448)
Impairment loss of property, plant and equipment	—	—	7,020,788	1,081,186
Loss/(gain) on disposal of property, plant and equipment	—	(552,865)	242,575	37,356
Deferred income taxes	—	—	(1,755,197)	(270,296)
Depreciation	102,873,823	118,209,623	119,717,245	18,436,190
Amortization expense	5,397,193	6,658,690	6,658,821	1,025,444
Amortized issuance cost of bonds	4,442,288	5,134,902	5,134,902	790,764
Changes in operating assets and liabilities:
Trade accounts receivable	(55,683,569)	(173,017,513)	15,960,712	2,457,914
Inventories	(214,925,240)	(143,548,505)	57,913,533	8,918,556
Prepaid expenses and other current assets	(224,272,782)	208,044,828	(276,206,763)	(42,535,230)
Trade accounts payable	16,667,100	(12,216,553)	5,236,453	806,402
Accrued expenses and other payables	32,630,587	(16,160,797)	(8,712,481)	(1,341,703)
Income tax payable	2,457,487	(2,913,743)	19,969,814	3,075,307
Net cash provided by/(used in) operating activities	(250,884,804)	70,814,481	70,843,702	10,909,773

Cash flows from investing activities:
Restricted bank deposits	32,959,333	(20,329,333)	62,370,000	9,604,842
Purchases of property, plant and equipment	(194,168,883)	(74,569,901)	(22,453,760)	(3,457,830)
Purchases of available-for-sale securities	(17,778,718)	—	—	—
Purchases of held-to-maturity debt securities	—	—	(98,720,762)	(15,202,778)
Proceeds from disposal of property, plant and equipment	—	634,000	5,012,504	771,915
Proceeds from sale of available-for-sale securities	—	15,812,953	—	—
Refund from excess payments of land use rights	5,565,821	—	—	—
Net cash used in investing activities	(173,422,447)	(78,452,281)	(53,792,018)	(8,283,851)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	911,200,000	1,168,000,000	793,200,000	122,151,041
Repayments of borrowings	(1,061,200,000)	(851,200,000)	(965,000,000)	(148,607,860)
Settlement of bonds	—	—	(180,000,000)	(27,719,601)
Proceeds from the issuance of bonds, net of issuance costs paid	484,860,000	—	—	—
Net cash provided by/(used in) financing activities	334,860,000	316,800,000	(351,800,000)	(54,176,420)

Effect of foreign currency exchange translation	25,405	(2,831)	(51,245)	(7,892)

Net increase/(decrease) in cash	(89,421,846)	309,159,369	(334,799,561)	(51,558,390)
Cash—beginning of year	610,692,645	521,270,799	830,430,168	127,884,404

Cash—end of year	521,270,799	830,430,168	495,630,607	76,326,014

Supplemental disclosure of cash flow information:
Cash paid for income taxes	24,692,546	29,317,293	24,736,935	3,809,433
Cash paid for interest net of capitalized interest cost	51,336,899	102,886,599	65,676,931	10,114,102

Non-cash investing activities:
Accrued fixed asset purchases	11,195,275	4,746,821	2,121,712	326,739

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

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.4936 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2015. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

Held-to-maturity Debt Securities

A held-to-maturity debt security is a debt security that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. If it is not a hedged item, a held-to-maturity debt security should be carried at amortized cost subject to other-than-temporary impairment.

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

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under FASB ASC Topic 350-30, “General Intangibles Other Than Goodwill”. The current production license for use in the production and distribution of edible alcohol is renewed in October 2011 with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company’s historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. The remaining useful life of the production license is estimated as 0.7 years, starting from the date it is expected to contribute to the future cash flows of the Company to the expiration date of next renewed license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period.

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

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company performed impairment of long-lived assets test and determined that the production line of foam insulation was impaired as of December 31,2015. The Company record impairment losses of RMB nil, RMB nil and RMB 7,020,788 ($1,081,186) for the years ended December 31, 2013, 2014 and 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Value added tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2014 and 2015, the trade accounts receivable included the output VAT charged to customers are RMB49,839,169 and RMB66,205,852 ($10,195,554), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 0%  to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables.  As of December 31, 2014 and 2015, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB57,950,944 and RMB 50,059,386 ($7,709,034 ), respectively.

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

Consumption Tax

The Company is subject to consumption tax imposed by the Government of the PRC on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol. The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2013, 2014 and 2015 are RMB 80,054,943, RMB 76,564,421 and nil, respectively. As of December 31, 2014 and 2015, consumption tax payable are included in “VAT and other taxes payable” under “Accrued expenses and other payables” amounted to RMB 11,650,764 and nil, respectively. According to Cai Shui [2014] No.93, “Announcement on Adjusting Consumption Tax Policies”, jointed released by the Ministry of Finance and State Administration of Taxation of the PRC on November 25, 2014, the consumption tax on alcohol has been removed since December 1, 2014.

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

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2013, 2014 and 2015.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2013, 2014 and 2015.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2013, 2014 and 2015.

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

The total amounts for such employee benefits which were expensed were RMB9,194,271, RMB9,808,692 and RMB 10,369,297 ($1,596,849) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Government Subsidies

The Company’s subsidiaries in China receive government subsidies from local Chinese government agencies in accordance with relevant Chinese government policies. In general, the Company presents the government subsidies received as part of other income unless the subsidies received are earmarked to compensate a specific expense, which have been accounted for by offsetting the specific expense, such as research and development expense or interest expenses. Unearned government subsidies received are deferred for recognition until the criteria for such recognition could be met.

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

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2014 and 2015, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income”. FASB ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported net of taxes in the consolidated statements of income and comprehensive income. The components of comprehensive income were the net income for the years, the foreign currency translation adjustments and the unrealized holding gain (loss).

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

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriation of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2013, 2014 and 2015, the Company made the transfers to this reserve fund in the amounts of RMB7,954,033, RMB7,921,066 and RMB12,885,465 ($1,984,333), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not proposed any dividend payment for the years ended December 31, 2013, 2014 and 2015.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Earnings Per Share (Continued)

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income, representing undistributed earnings available to ordinary shareholder—basic and diluted	79,528,309	79,210,649	128,854,649	19,843,331

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000
Earnings per share:
Basic and diluted	3.09	3.08	5.01	0.77

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2014 and 2015, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially, all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, liquid carbon dioxide and crude corn oil and the Company’s new chemical products CPE and foam insulation in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the years ended December 31, 2013, 2014 and 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

As of December 31, 2015 all balance of borrowing consists of short-term borrowings and short-term portion of long-term borrowings which will be matured at various dates within the year ending December 31, 2016 and do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from long-term borrowings and bonds. The Company’s bonds were issued at fixed rates and expose the Company to fair value and interest rate risk which will be matured at fiscal year 2016.

The interest rates profile and terms of repayment of the Company’s short-term portion of long-term borrowings and bonds payable at the end of the reporting period are disclosed in note 13 and note 14, respectively, to the consolidated financial statements.

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

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). The amendments in this update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We do not expect the adoption of ASU No. 2015-02 to have a material impact on our consolidated financial statements.

In June 2015, the FASB issued ASU No. 2015-10, “Technical Corrections and Improvements” (“ASU 2015-10”). The amendments in ASU 2015-10 cover a wide range of Topics in the Accounting Standards Codification (the “ASC”). The amendments in ASU 2015-10 represent changes to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, some of the amendments will make the ASC easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the ASC. Transition guidance varies based on the amendments in ASU 2015-10. The amendments in ASU 2015-10 that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of ASU 2015-10. We do not expect the adoption of ASU No. 2015-10 to have a material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of ASU No. 2015-11 to have a material impact on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In September 2015, the FASB issued ASU No. 2015-16, “Business Combination (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”). The amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in ASU 2015-16 should be applied prospectively to adjustments to provisional amounts that occur after the effective date of ASU 2015-16 with earlier application permitted for financial statements that have not been issued. We do not expect the adoption of ASU 2015-16 to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”).  Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position.  Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting.  Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference.  To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position.  For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods.  We do not expect the adoption of ASU 2015-17 to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”).  The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).  The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.  In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities.  For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted.  We do not expect the adoption of ASU 2016-01 to have a material impact on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”).  The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases.  Topic 842 specifies the accounting for leases.  The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease.  The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840.  Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP.  The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities.  Early application of the amendments in ASU 2016-02 is permitted.  We are currently in the process of evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

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

Fair value measured or disclosed on a recurring basis

The fair value of financial items of the Company for disclosure purpose including cash and cash equivalents, restricted cash, other receivables, advance to suppliers, accrued expenses and other payables and short-term borrowings, approximate their carrying value due to their short-term nature. The Company’s investment (held-to-maturity debt securities) is disclosed using significant other observable inputs (Level 2), because it does not have regular market pricing. Liabilities of the Company for fair value disclosure purpose within Level 2 include long-term borrowings from financial institutions and bonds payable. Their carrying amounts are reasonable approximates of their fair value at the end of the reporting period due to all the long-term debts carry interest rates which approximate rates currently offered by the financial institutions for similar debt instruments of comparable maturities . The Company did not have any financial instruments measured or disclosed at fair value using Level 3 as of December 31, 2015 and 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured on a non-recurring basis

The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. For the continuing operations, long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. For discontinued operations, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The fair value of these assets were determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow. As a result of the impairment test, it was determined that production line of foam insulation was impaired and written down to the fair value less cost to sell as of December 31, 2015. In determining the fair value, The Company used projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. This approach required significant judgments including the Company’s projected net cash flows, which were derived using the most recent available estimate for the reporting unit containing the assets tested. Several key assumptions included periods of operation, projections of product pricing, production levels, product costs, market supply and demand, and inflation.

4.                            Available-for-sale Securities

On January 6, 2013, the Company has entered into agreement with a PRC fund house for the Investment Management Plan of RMB17,800,000, in which representing 17,800,000 units at the par value of RMB1.00 each, with contractual maturity after one year. On January 6, 2014, the Investment Management Plan has been matured and was settled at RMB15,812,953.

Net proceeds from settlement of available-for-sales securities for the years ended December 31, 2013, 2014 and 2015 were RMB nil RMB15,812,953 and RMB nil, respectively. Net realized losses from settlement of available-for-sales securities for the years ended December 31, 2013, 2014 and 2015 were RMB nil, RMB1,965,765 and RMB nil, respectively

The fair value of available-for-sale securities reversed into earnings, upon settlement of available-for-sales securities on January 6, 2014. Unrealized holding loss net of tax for available-for-sale securities that recognized in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 were RMB746,137, RMB nil, and RMB nil, respectively.

The management of the Company reviews the available-for-sale securities at the end of each reporting period to assess whether they are impaired. The Company would record another-than-temporary impairment charge to the statement of income and comprehensive income when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is significant or prolonged requires judgment. The management of the Company evaluates, among various factors, include the duration and extent to which the fair value of the available-for-sale securities is less than its cost, and the Company’s intent and ability to hold the underlying available-for-sale securities until its estimated recovery of amortized cost.

5.                            Held-to-maturity Debt Securities

On January 29, 2015, the Company’s subsidiary, Daqing Borun purchased 1,000,000 units of private placement bonds (each unit with par value of RMB100.00 with nominal annul interest of 9.5%, and hereafter referred as the “Borun bonds”) which was traded in the Shanghai Stock Exchange and issued by Shandong Borun (another subsidiary of the Company) on January 29, 2013, at a cash consideration of RMB98,720,762 ($15,202,778).

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

The amortized cost, gross unrealized gains, and losses and estimated fair values of securities classified as held to maturity are as follows:

As of December 31, 2015	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(RMB)	(RMB)	(RMB)	(RMB)
Debt Securities:
Borun bonds, due January 29, 2016	107,912,111	1,587,889	—	109,500,000
($)	16,618,226	244,531	—	16,862,757

The interest income from the Borun bonds for the years ended December 31, 2013, 2014 and 2015 were RMB nil, RMB nil and RMB9,191,349 ($1,415,448), respectively.

6.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Trade accounts receivable	531,480,981	515,520,269	79,388,978
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	531,480,981	515,520,269	79,388,978

As of December 31, 2014 and 2015, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

7.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Raw materials	421,800,272	387,319,932	59,646,411
Work-in-process	3,202,142	5,152,109	793,413
Finished goods	71,752,211	46,369,051	7,140,731
Total inventories	496,754,625	438,841,092	67,580,555

The Company did not set up any inventory reserve as of December 31, 2014 and 2015. As of December 31, 2014 and 2015, certain raw materials with an aggregate carrying value of RMB183,765,570 and RMB nil, respectively, were pledged as collateral for borrowings from financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

8.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	52,268,983	343,839,565	52,950,530
Others	308,530	1,158,618	178,425
Total advance to suppliers	52,577,513	344,998,183	53,128,955

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

9.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	64,888,300	52,829,584	8,135,639
Deposit for loan guarantee	5,400,000	2,900,000	446,594
Others	3,304,917	3,302,854	508,631
Total other receivables	73,593,217	59,032,438	9,090,864

Note (i):             As of December 31, 2014 and 2015, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB57,950,944 and RMB50,059,386 ($7,709,034), respectively.

10.     Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Buildings and improvements	641,622,780	642,901,735	99,005,442
Machinery	923,433,082	926,621,646	142,697,678
Office equipment and furnishing	1,468,593	1,468,593	226,160
Motor vehicles	3,632,489	1,715,958	264,254
Total cost	1,570,156,944	1,572,707,932	242,193,534
Total accumulated depreciation	(497,512,176)	(611,246,250)	(94,130,567)
Construction in progress	23,410,891	26,931,306	4,147,361
Total property, plant, and equipment, net	1,096,055,659	988,392,988	152,210,328

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

Certain buildings with an aggregate carrying value of RMB94,100,997 and RMB89,567,625 ($13,793,216), respectively, and certain equipment with an aggregate carrying value of RMB51,286,059 and RMB133,059,754 ($20,490,907), respectively, were pledged as collateral for borrowings from the financial institutions as of December 31, 2014 and 2015. For the years ended December 31, 2013, 2014 and 2015, the interests amounted to RMB 4,752,000, RMB nil and RMB nil, respectively, were capitalized as borrowing cost in property, plant and equipment.

The depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were RMB102,873,823, RMB118,209,623 and RMB119,717,245 ($18,436,190), respectively.

Construction in progress refers to mainly the new office buildings and production facilities under construction.

11.                     Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Land use rights at cost	144,726,756	144,726,756	22,287,600
Accumulated amortization	(8,601,396)	(11,433,974)	(1,760,807)
Total land use rights, net	136,125,360	133,292,782	20,526,793

As of December 31, 2014 and 2015, certain land use rights with an aggregate carrying value of RMB5,712,909 and RMB5,581,879 ($859,597), respectively, were pledged as collateral for borrowings from the financial institutions.

The amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB1,570,950, RMB2,832,447 and RMB2,832,578 ($436,211), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

11.    Land Use Rights, Net (Continued)

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2016	2,832,573
2017	2,832,573
2018	2,832,573
2019	2,832,573
2020	2,832,573
Thereafter	119,129,917
Total	133,292,782

12.                     Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Production license at cost	28,779,986	28,779,986	4,432,054
Accumulated amortization	(22,957,458)	(26,783,701)	(4,124,631)
Total intangible assets, net	5,822,528	1,996,285	307,423

The amortization expenses for the years ended December 31, 2013, 2014 and 2015 were RMB3,826,243, RMB3,826,243 and RMB 3,826,243 ($589,233), respectively. No provision for impairment loss has been charged for the years ended December 31, 2013, 2014 and 2015.

Future amortization of intangible assets is as follows:

Years Ending December 31,	(RMB) Amount
2016	1,996,285

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Payroll and welfare payables	17,422,454	19,257,320	2,965,585
VAT and other tax payables	22,288,677	27,340,316	4,210,348
Accrued fixed assets purchases	4,746,821	2,121,712	326,739
Other payables and accruals	2,451,035	4,277,122	658,667
Accrued bonds’ interest expenses (note 15)	39,820,456	27,205,456	4,189,580
Total accrued expenses and other payables	86,729,443	80,201,926	12,350,919

14.                     Borrowings

Borrowings consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Short-term borrowings	901,000,000	753,200,000	115,991,130

Long-term borrowings
Current portion	24,000,000	84,000,000	12,935,814
Non-current portion	84,000,000	—	—
	1,009,000,000	837,200,000	128,926,944

The borrowings represent the Company’s outstanding loans from various financial institutions at end of the reporting period, and consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Industrial & Commercial Bank of China (note (i))	48,000,000	24,000,000	3,695,947
Agricultural Bank of China (note (ii))	190,000,000	383,200,000	59,011,950
China Construction Bank (note (iii))	300,000,000	230,000,000	35,419,490
Agricultural Development Bank of China (note (iv))	260,000,000	60,000,000	9,239,867
China CITIC Bank (note (v)	170,000,000	140,000,000	21,559,690
Bank of China (note (vi))	15,000,000	—	—
Xingye International Trust Co., Ltd (note (vii))	26,000,000	—	—
Total borrowings	1,009,000,000	837,200,000	128,926,944

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Borrowings (Continued)

Note (i):             During the year December 31, 2015, one short-term portion of long-term loan of RMB 24,000,000 ($3,695,947) obtained from the Industrial & Commercial Bank of China (the “ICBC”) was still outstanding:

•                      A long-term loan of RMB24,000,000 ($3,695,947)—The total original loan amount was RMB90,000,000 ($13,859,800). The interest bearing at a floating rate was thereon based on the prime rate published by the People’s Bank of China (the “PBOC”) for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2015, and adjustable yearly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2015, a total amount of RMB66,000,000 ($10,163,853) had been repaid, and RMB24,000,000 ($3,695,947) was still outstanding, and subsequently, the Company need to repay RMB6,000,000 ($923,987) per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

During the year ended December 31, 2014, one long-term loan of RMB 48,000,000 obtained from the ICBC was still outstanding:

•                      A long-term loan of RMB48,000,000—The total original loan amount was RMB90,000,000. The interest bearing at a floating rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2014, and adjustable yearly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2014, a total amount of RMB42,000,000 had been repaid, and RMB48,000,000 was still outstanding, and subsequently, the Company need to repay RMB6,000,000 per quarter until October 12, 2016. Borrowings under the loan agreement are guaranteed by a third party company.

Note (ii):        During the year ended December 31, 2015, the Agricultural Bank of China (the “ABC”) granted the Company thirteen loans of RMB383,200,000 ($59,011,950) which are including:

•                      Two short-term loans of RMB70,000,000 ($10,779,844)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.62% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB70,000,000 ($10,779,844) was outstanding, of which RMB40,000,000 ($6,159,911) will be repayable on March 4, 2016 and RMB30,000,000 ($4,619,933) will be repayable on April 12, 2016. All borrowings under these loan agreements are guaranteed by third party companies and the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.       Borrowings (Continued)

•                      Two short-term loans of RMB43,200,000 ($6,652,706)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.88% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB43,200,000 ($6,652,706) was outstanding, of which RMB23,200,000 ($3,572,750) will be repayable on January 8, 2016 and RMB20,000,000 ($3,079,956)  will be repayable on January 15, 2016. All borrowings under these loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loans of RMB50,000,000 ($7,699,889)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.09% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB50,000,000 ($7,699,889) was outstanding, of which RMB30,000,000 ($4,619,933) will be repayable on July 1, 2016 and a loan of RMB20,000,000 ($3,079,956) will be repayable on August 1, 2016. All borrowings under these loan agreements are guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Five short-term loans of RMB140,000,000 ($21,559,689)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.83% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB140,000,000 ($21,559,689) was outstanding, of which RMB20,000,000 ($3,079,956) will be repayable on September 12, 2016, RMB40,000,000 ($6,159,911) will be repayable on September 21, 2016, and three loans of RMB30,000,000 ($4,619,933), RMB 20,000,000 ($3,079,956) and RMB30,000,000 ($4,619,933) will be repayable on October 11, October 13 and October 12, 2016 respectively. All borrowings under these loan agreements are guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loan of RMB80,000,000 ($12,319,822)—The interest bearing at a fixed rate is thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.57% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB80,000,000 ($12,319,822) was outstanding of which RMB30,000,000 ($4,619,933) will be repayable on November 3, 2016, RMB50,000,000 ($7,699,889) will be repayable on November 14, 2016 respectively. Borrowing under the loan agreement is guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.       Borrowings (Continued)

During the year ended December 31, 2014, the ABC granted the Company seven loans of RMB190,000,000 which are including:

•                      Six short-term loans of RMB150,000,000 —The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB150,000,000 was outstanding, of which RMB20,000,000 has been fully repaid on August 5, 2015, RMB30,000,000 has been fully repaid on October 15, 2015, RMB20,000,000 has been fully repaid on October 16, 2015, RMB30,000,000 has been fully repaid on November 5, 2015, and two loans of RMB50,000,000 has been fully repaid on November 16, 2015. All borrowings under these loan agreements are guaranteed by third party companies.

•                      A short-term loan of RMB40,000,000 —The interest bearing at a fixed rate is thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (6.30% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB40,000,000 was outstanding, which has been fully repaid on October 7, 2015. Borrowing under the loan agreement is guaranteed by third party companies and the CEO simultaneously.

Note (iii):     During the year ended December 31, 2015, the China Construction Bank (the “CCB”) granted the Company six loans of RMB230, 000, 000 ($35,419,490), which are including:

•                      Two short-term loans of RMB100,000,000 ($15,399,778)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 122 basis point (6.72% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 ($15,399,778) was outstanding and RMB50,000,000 ($7,699,889) will be repayable on January 16, 2016, RMB50,000,000 ($7,699,889) will be repayable on February 9, 2016. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loans of RMB100,000,000 ($15,399,778)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 133.4 basis point (6.63% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 ($15,399,778) was outstanding and RMB50,000,000 ($7,699,889) will be repayable on March 17, 2016, RMB50,000,000 ($7,699,889) will be repayable on April 21, 2016. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.       Borrowings (Continued)

•                      A short-term loan of RMB20,000,000 ($3,097,956)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 158 basis point (6.63% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB20,000,000 ($3,097,956) was outstanding, which will be repayable on June 16, 2016. Borrowing under the loan agreement is secured by equipments of Daqing Borun with total carrying values of RMB116,370,518 ($17,920,802) as of December 31, 2015, and guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; he ownership structure of the Daqing Borun shall not be changed. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      A short-term loan of RMB10,000,000 ($1,539,978)—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 92 basis point (5.22% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB10,000,000 ($1,539,978) was outstanding, which will be repayable on December 30, 2016. Borrowing under the loan agreement is secured by buildings and land of Daqing Borun with total carrying values of RMB89,567,625 ($13,793,216) and RMB5,581,879 ($859,597), respectively, as of December 31, 2015, and guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000 ($24,023,654), contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; the ownership structure of the Daqing Borun shall not be changed. The Company was in compliance with the above financial covenants as of December 31, 2015.

During the year ended December 31, 2014, the CCB granted the Company five loans of RMB300, 000, 000, which are including:

•                      Three short-term loans of RMB220,000,000—the interest bearing at a fixed rate is thereon based on the benchmark interest rates on the drawdown date to rise 30% (7.80% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB220,000,000 was outstanding, of which RMB80,000,000 has been fully repaid on January 6, 2015, RMB70,000,000 has been fully repaid on January 19, 2015, and RMB70,000,000 has been fully repaid on March 19, 2015. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.85; contingent liabilities of Daqing Borun shall not exceed RMB278,950,000, contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.       Borrowings (Continued)

•                      A short-term loan of RMB30,000,000—the interest thereon bear at a fixed rate that is based on the benchmark interest rates on the drawdown date to rise 10% (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB30,000,000 was outstanding, which has been fully repaid on September 29, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his two family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000; contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                      A short-term loan of RMB50,000,000 —The interest thereon bear at a fixed rate that is based on the loan prime rates plus 110 basis point (6.60% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB50,000,000 was outstanding, which has been fully repaid on December 31, 2015. Borrowing under the loan agreement is secured by buildings and land of Daqing Borun with total carrying values of RMB94,100,997 and RMB5,712,909, respectively, as of December 31, 2014, and guaranteed by the Company’s CEO and his three family members simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall not less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000; Daqing Borun’s contingent liabilities shall not exceed 50% of its net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2014.

Note (iv):      During the year ended December 31, 2015, the Agricultural Development Bank of China (the “ADB”) granted the Company a loan of RMB60,000,000 ($9,239,867), including:

•                      A long-term loan of RMB60,000,000($9,239,867) —In November 2014, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB70,000,000($10,779,845). The Company drew down RMB60,000,000($9,239,867) on November 11, 2014. The interest thereon bear at a fixed rate of 6.33% per annum. As of December 31, 2015, an amount of RMB60,000,000 ($9,239,867) was outstanding and will be repayable on November 10, 2016, respectively. Borrowing under the loan agreement is guaranteed by two third party guarantors, another third party company and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company pledged its property, plant and equipment to a third party guarantor with total carrying values of RMB16,689,236 ($2,570,105). Besides, Datong District People’s Government, the subsidiary Shandong Borun, and the Company’s CEO provided counter guarantee to these two third party guarantors simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Borrowings (Continued)

During the year ended December 31, 2014, the ADB granted the Company four loans of RMB410,000,000, which are including:

•                      A short-term loan of RMB150,000,000 —In December 2013, the Company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB190,000,000. The Company drew down RMB50,000,000, RMB50,000,000, and RMB50,000,000 on January 7, February 28, and March 21, 2014 respectively. Borrowing under the loan agreement is guaranteed by the Company’s CEO. All borrowings under this loan have been fully repaid as of December 31, 2014.

•                      A short-term loan of RMB190,000,000 —The interest thereon bear at a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB190,000,000 was outstanding, of which RMB100,000,000, RMB60,000,000, and RMB30,000,000 has been fully repaid on June 30, August 30, and September 30, 2015, respectively. Borrowing under the loan agreement is secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 and guaranteed by the Company’s CEO simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                      A short-term loan of RMB10,000,000 —The interest thereon bear at a fixed rate of 6.00% per annum. As of December 31, 2014, an amount of RMB10,000,000 was outstanding, which has been fully repaid on September 30, 2015. Borrowing under the loan agreement is secured by equipments of Daqing Borun with total carrying value of RMB30,617,298, secured by the corn of 100,328 ton of Daqing Borun with total carrying value of RMB183,765,570 and guaranteed by the Company’s CEO simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

•                      A long-term loan of RMB60,000,000 —In November 2014, the Company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB70,000,000. The Company drew down RMB60,000,000 on November 11, 2014 and was outstanding at December 31, 2014. The interest thereon bear at a fixed rate of 6.33% per annum. As of December 31, 2014, an amount of RMB60,000,000 was outstanding and will be repayable on November 10, 2016. Borrowing under the loan agreement is guaranteed by two third party guarantors, a third party company and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company pledged its property, plant and equipment to a third party guarantor with total carrying values of RMB20,668,761. Besides, Datong District People’s Government, the subsidiary Shandong Borun, and the Company’s CEO provided counter guarantee to these two third party guarantors simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2014.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                                                                   Borrowings (Continued)

Note (v):         During the year ended December 31, 2015, China CITIC Bank granted the Company six loans of RMB140,000,000 ($21,559,690), which are including:

•                      A short-term loans of RMB20,000,000 ($3,079,956)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 150.5 basis point (6.31% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB20,000,000 ($3,079,956) was outstanding, which will be repayable on July 30, 2016. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      Two short-term loan of RMB69,000,000 ($10,625,847)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 102 basis point (5.82% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB69,000,000 ($10,625,847) was outstanding, of which RMB49,000,000 ($7,545,891) and RMB20,000,000 ($3,079,956) will be repayable on August 4 and August 13, 2016 respectively. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      Two short-term loan of RMB35,000,000 ($5,389,922)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 143 basis point (5.98% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB35,000,000 ($5,389,923) was outstanding, of which RMB20,000,000 ($3,079,956) and RMB15,000,000 ($2,309,966) will be repayable on September 24 and October 21, 2016 respectively. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      A short-term loan of RMB16,000,000 ($2,463,965)—the interest bearing at a fixed rate is thereon based on the prime interest rates on the drawdown date plus 135.5 basis point (5.66% per annum as of December 31, 2015). As of December 31, 2015 an amount of RMB16,000,000 ($2,463,965) was outstanding, which will be repayable on October 26, 2016. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

During the year ended December 31, 2014, China CITIC Bank granted the Company five loans of RMB170,000,000, which are including:

•                      Three short-term loans of RMB99,000,000 —The interest thereon bear at a fixed rate that is based on the prime rate published by the PBOC for loans with the same or similar terms on the drawdown date rise 25% (7.50% per annum as of December 31, 2014). As of December 31, 2014, an amount of RMB99,000,000 was outstanding, of which RMB30,000,000, RMB49,000,000, and RMB20,000,000 has been fully repaid on June 24, August 4, and September 28, 2015 respectively. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      A short-term loan of RMB31,000,000—The interest thereon bear at a fixed rate of 6.6% per annum. As of December 31, 2014, an amount of RMB31,000,000 was outstanding, which has been fully repaid on October 29, 2015. Borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      A short-term loan of RMB40,000,000—As of December 31, 2014, an amount of RMB40,000,000 was outstanding, which has been fully repaid on February 11, 2015. The borrowing is secured by RMB20,000,000 deposits at the bank and guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Borrowings (Continued)

Note (vi):During the year ended December 31, 2014, the Bank of China granted the Company five loans of RMB47,000,000:

•                      Two short-term loans of RMB15,000,000—As of December 31, 2014, an amount of RMB15,000,000 was outstanding, of which RMB10,000,000 has been fully repaid on May 7, 2015, and RMB5,000,000 has been fully repaid on June 15, 2015. The loans are secured by RMB15,000,000 deposit at the bank and pledged by third party fixed deposit receipt of RMB15,000,000.

•                      Three short-term loans of RMB32,000,000— These loans were secured by RMB32,000,000 deposit at the bank and pledged by third parties fixed deposit receipt of RMB 32,000,000. As of December 31, 2014, all borrowings under these loans have been fully repaid during the year.

Note (vii):    During the year ended December 31, 2014, the Xingye International Trust Co., Ltd granted the Company a short-term loan of RMB26,000,000:

•                      A short-term loans of RMB26,000,000—The interest thereon bear at a fixed rate of 5.23% per annum. As of December 31, 2014, an amount of RMB26,000,000 was outstanding, which has been fully repaid on May 21, 2015. The loan is pledged by RMB27,370,000 term deposit at China CITIC Bank.

The weighted average interest rates on the bank loans for the years ended December 31, 2013, 2014 and 2015 were 6.63%, 6.43% and 5.77% respectively. The interest expenses on the bank loans incurred for the years ended December 31, 2013, 2014 and 2015 were RMB51,336,899, RMB56,384,972 and RMB58,997,387 ($9,085,467), respectively.

These facilities contain no specific renewal terms. The Company has historically and successfully negotiated the renewal of certain facilities shortly before they mature.

15.                     Bonds Payable

On January 29, 2013, the Company’s subsidiary, Shandong Borun has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500,000,000 ($76,998,891) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue a three-year fixed-rate private placement bonds. with a principle amount of RMB350,000,000 ($53,899,224) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principle amount of RMB150,000,000 ($23,099,667).

During the year ended December 31, 2013, Shandong Borun has issued the registered private placement bonds (the “Bonds”) of RMB500,000,000 ($76,998,891). The proceeds from the issuance of the Bonds were used in the purpose for the Company’s working capital and capital expenditures. RMB500,000,000 and RMB320,000,000 ($49,279,290) was outstanding as of December 31, 2014 and 2015, respectively

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

15.    Bonds Payable (Continued)

The Bonds were issued at face value of RMB100 ($15) each, bear a fixed annual interest rate of 9.3%, with maturity on April 16, 2016. At the end of the second year of the life of the Bonds, Shandong Borun raised interest rate from 9.3% to 9.5% per annum, and the holders of the Bonds have sold back total of RMB180,000,000 ($27,719,601) of the Bonds at face value during the year ended December 31, 2015. The bonds payable and its accrued interest expenses as of the end of the reporting period as follows:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Current liabilities
Accrued expenses and other payables—Accrued bonds’ interests element (note 13)	39,820,456	27,205,456	4,189,580
Bonds payable—Outstanding principals	500,000,000	320,000,000	49,279,290

Interests of the Bonds incurred for the year ended December 31, 2013, 2014 and 2015 was RMB 39,822,083, RMB46,500,000 and RMB33,885,000 ($5,218,215), respectively, which are payable annually.

Cost associated to the issuance of the Bonds of RMB15,140,000 ($2,331,526) represented cost incurred for professional services from the sponsors and other various parties, which was recorded as “Long-term deferred expenses” in the balance sheets. The long-term deferred expenses would be amortized over the life of the Bonds. As of December 31, 2015, outstanding deferred expenses of RMB427,908 ($65,897) were classified as “Prepaid expenses”. The amortized deferred expenses for the year ended December 31, 2013, 2014 and 2015 were RMB4,442,288, RMB5,134,902 and RMB5,134,902 ($790,764), respectively.

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

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,135,800,419 and RMB1,148,685,884 ($176,895,079) as of December 31, 2014 and 2015, respectively.

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

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Current	27,150,033	26,403,549	44,706,746	6,884,739
Deferred	—	—	(1,755,197)	(270,296)
Income tax expenses	27,150,033	26,403,549	42,951,549	6,614,443

The principal components of the deferred income tax assets consisted of the following:

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
Non-current deferred tax assets:
Impairment of property, plant and equipment	—	1,755,197	270,296

Valuation allowances	—	—	—
Net non-current deferred income tax assets	—	1,755,197	270,296

The significant temporary differences relating to deferred tax assets relate to the impairment of property, plant and equipment of foam insulation production line as of December 31 2015.The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Income Tax Expenses (Continued)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

	Year Ended December 31,
	2013	2014	2015
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	0.45%	—%	—%
Effective tax rate	25.45%	25.00%	25.00%

18.                     Commitments and Contingencies

Commitments

As of December 31, 2014 and 2015, capital commitment for purchase of property, plant and equipment were RMB 26,939,788 and RMB 5,213,968 ($802,940), respectively.

The Company did not have any significant lease commitment as of December 31, 2014 and 2015.

As of December 31, 2014 and 2015, purchase obligations for corn were RMB179,400,000 and nil, respectively.

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2014 and 2015, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB320,000,000 and RMB 425,000,000 ($65,449,058), respectively, as a guarantor. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year ended December 31,
	2013			2014			2015
	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,249,552,806	—	107,849,762	2,349,479,253	—	106,563,659	2,519,435,448	—	178,935,982
CPE	5,004,607	—	(883,268)	76,990,402	—	(2,332,900)	129,753,632	—	(238,451)
Foam insulation	412,739	—	(288,152)	7,350,714	—	1,383,439	2,854,919	—	(6,891,333)
Segment total	2,254,970,152		106,678,342	2,433,820,369		105,614,198	2,652,043,999		171,806,198

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,254,970,152	—		2,433,820,369	—		2,652,043,999	—
Revenues ($)							408,408,895	—

Income before income taxes			106,678,342			105,614,198			171,806,198
Income before income taxes ($)									26,457,774

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

	Year ended December 31,
	2013			2014			2015
	Interest income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	3,850,272	91,158,982	27,150,033	2,707,003	102,884,972	26,057,689	12,694,278	95,460,460	43,474,307
CPE	—	—	—	—	—	—	—	—	1,232,439
Foam insulation	—	—	—	—	—	345,860	—	—	(1,755,197)
Consolidated total	3,850,272	91,158,982	27,150,033	2,707,003	102,884,972	26,403,549	12,694,278	95,460,460	42,951,549

Consolidated total ($)							1,954,891	14,700,699	6,614,443

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Segment Information (Continued)

	As of and Year ended December 31,
	2013			2014			2015
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,627,430,265	12,371,997	111,101,216	2,939,857,073	30,906,718	117,798,451	2,761,828,032	15,225,406	116,444,296
CPE	230,307,062	146,075,937	1,208,774	273,931,236	36,760,523	9,620,259	325,950,439	5,521,367	14,245,229
Foam insulation	75,818,849	30,155,128	403,314	81,546,885	2,957,910	2,584,505	3,238,877	—	821,443
Segment totals	2,933,556,176	188,603,062	112,713,304	3,295,335,194	70,625,151	130,003,215	3,091,017,348	20,746,773	131,510,968
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	2,933,556,176	188,603,062	112,713,304	3,295,335,194	70,625,151	130,003,215	3,091,017,348	20,746,773	131,510,968

Consolidated totals ($)							476,009,815	3,194,957	20,252,398

As we primarily generate our revenues from customers in the PRC, and all of our sales and all of our identifiable assets are located in the PRC, no geographical segments are presented.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

20.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,135,800,419 and RMB  1,148,685,884 ($176,895,079)  as of December 31, 2014 and 2015, respectively.

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2014	2015	2015
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	128	136	21
Amounts due from subsidiaries	244,532,160	244,532,160	37,657,410
Total current assets	244,532,288	244,532,296	37,657,431
Investments in subsidiaries	1,431,816,950	1,560,620,633	240,332,117
Total assets	1,676,349,238	1,805,152,929	277,989,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	4,681	4,968	767
Total current liabilities and total liabilities	4,681	4,968	767

Total shareholders’ equity	1,676,344,557	1,805,147,961	277,988,781
Total liabilities and shareholders’ equity	1,676,349,238	1,805,152,929	277,989,548

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

20.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	(5,188)	—	—	—
Loss from operations	(5,188)	—	—	—
Other income:
Interest income	—	—	—	—
Equity in earnings of subsidiaries	79,533,497	79,210,649	128,854,649	19,843,330
Income before income tax expense	79,528,309	79,210,649	128,854,649	19,843,330
Income tax expense	—	—	—	—
Net income	79,528,309	79,210,649	128,854,649	19,843,330

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2014	2015	2015
	(RMB)	(RMB)	(RMB)	($)
Net cash provided by/(used in) operating activities	(5,332)	—	8	1
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(34)	—	—	—
Net increase/(decrease) in cash	(5,366)	—	8	1
Cash—beginning of year	5,494	128	128	20
Cash—end of year	128	128	136	21

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

The Company’s subsidiaries did not distribute any dividend to the Registrant for the years ended December 31, 2013, 2014 and 2015.