Form 20-F
period 2016-12-31
CHINA NEW BORUN Corp
filed 2017-04-25
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2016

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

CHINA NEW BORUN CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EX-1.1	AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-1.2	CERTIFICATE OF INCORPORATION OF CHINA NEW BORUN CORPORATION
EX-2.1	FORM OF AMERICAN DEPOSITARY RECEIPT
EX-2.2	SPECIMEN CERTIFICATE FOR ORDINARY SHARES

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	COUNTER GUARANTEE MORTGAGE CONTRACT, DATED SEPTEMBER 22, 2016, BY AND BETWEEN HEILONGJIANG PROVINCE AGRICULTURE CREDIT-GUARANTEE CO., LTD. AND DAQING BORUN
EX-4.4	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.5	FORM OF INDEMNIFICATION AGREEMENT
EX-4.6	MORTGAGE CONTRACT, DATED DECEMBER 23, 2015, BY AND BETWEEN DAQING BRANCH OF CHINA CONSTRUCTION BANK AND DAQING BORUN
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

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

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.937 to $1.00 as published by the People’s Bank of China on December 31, 2016. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.              Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2014, 2015 and 2016, and the selected audited balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2012 and 2013 and the selected historical consolidated balance sheet data as of December 31,    2012, 2013 and 2014 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), and have been audited by BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	$
Revenues	2,587,441,751	2,254,970,152	2,433,820,369	2,652,043,999	2,132,680,185	307,435,518
Cost of goods sold	2,240,600,096	2,009,229,511	2,173,381,791	2,372,269,654	1,950,614,338	281,189,900
Gross profit	346,841,655	245,740,641	260,438,578	279,774,345	182,065,847	26,245,618
Selling, general and administrative expenses	54,412,264	46,805,917	48,301,996	55,464,807	52,578,452	7,579,422
Impairment loss of property, plant and equipment	—	—	—	7,020,788	—	—
Operating income	292,429,391	198,934,724	212,136,582	217,288,750	129,487,395	18,666,196
Other expenses	41,560,786	92,256,382	106,522,384	45,482,552	44,539,451	6,420,564
Income before income taxes	250,868,605	106,678,342	105,614,198	171,806,198	84,947,944	12,245,632
Income tax expense	62,717,151	27,150,033	26,403,549	42,951,549	21,236,986	3,061,408
Net income	188,151,454	79,528,309	79,210,649	128,854,649	63,710,958	9,184,224
Net income attributable to ordinary Shareholders	188,151,454	79,528,309	79,210,649	128,854,649	63,710,958	9,184,224

Earnings per share
Basic and diluted	7.31	3.09	3.08	5.01	2.48	0.36

Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	1,235,502,613	1,630,542,814	2,051,768,837	1,965,152,188	2,143,937,990	309,058,380
Total assets	2,442,992,664	2,933,556,176	3,295,335,194	3,090,589,440	3,150,638,724	454,178,855
Total liabilities	925,409,639	1,337,165,574	1,618,990,637	1,285,441,479	1,281,839,231	184,782,936
Total shareholders’equity	1,517,583,025	1,596,390,602	1,676,344,557	1,805,147,961	1,868,799,493	269,395,919

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.937 to USD 1.00 as published by the People’s Bank of China on December 31, 2016. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.8792 to $1.00 as of April 20, 2017.

	Exchange Rate
Period	Period End	Average(1)	Low	High
		(RMB per $1.00)
Year ended December 31,
2012	6.2855	6.3108	6.3449	6.2787
2013	6.0969	6.1896	6.2795	6.0969
2014	6.1190	6.1429	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
2016	6.9370	6.6585	6.9508	6.4579
Most recent six months
October 2016	6.7641	6.7442	6.7858	6.7008
November 2016	6.8865	6.8375	6.9168	6,7491
December 2016	6.9370	6.9182	6.9508	6.8575
January 2017	6.8588	6.8918	6.9526	6.8331
February 2017	6.8750	6.8723	6.8970	6.8456
March 2017	6.8993	6.8932	6.9125	6.8701
April 2017 (through April 20)	6.8792	6.8850	6.9042	6.8651

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

Historically, edible alcohol production capacity has exceeded actual market demand. We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the in-principle suspension in approvals for new corn deep-processing production projects, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new edible alcohol production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

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

Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our production capacity for the four years ended December 31, 2016. Starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. In 2016, we reached approximately 88.9% of our total production capacity. If the demand for edible alcohol does not increase or at a slower pace, we may encounter difficulties in selling our increased production, which would materially and adversely affect our business, financial conditions and results of operations.

Our inability to expand or to manage the expansion of our production capacity and growth could materially adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

We might continue to expand our production capacity. However, we may be unsuccessful in the timely or cost-efficient expansion of our production capacity. This project and others may not be constructed on the anticipated timetable or within budget. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

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

In addition, we rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with eight suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

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

The PRC government has the power to intervene in the price of important types of grain (including corn) under certain circumstances, such as when a material change occurs to the market supply and demand and/or the grain price increases significantly, or may increase significantly, in order to protect the interests of farmers. In practice, the PRC government will periodically purchase a large amount of corn from farmers and set the price for the corn purchased by the government, resulting in effective guidance of the market price by the PRC government. This has a significant impact on the market price of corn for the following year, but does not constitute a legally mandated price for corn. A significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, according to the 12th Five- Year Plan of Processing Industry of Grain and Oil, the PRC government continued to impose strict control on the amount of corn used for deep-processing. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

In addition, the PRC government has in principle suspended the approval of applications for building new ethyl alcohol production projects. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

Although during the years ended December 31, 2014, 2015 and 2016, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 32.8% of our total revenues for the year ended December 31, 2016. Additionally, during the years ended December 31, 2014, 2015 and 2016, aggregate sales to our five largest customers represented 20.8%, 20.6% and 20.7% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew the agreements for supply of our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

Our business is capital intensive and our growth strategy may require additional capital, which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our strategy to expand our production capacity or potential investments or acquisitions we may pursue. We may need to sell debt securities or additional equity securities, or obtain additional credit facilities from banks in the PRC in order to implement our growth strategy or to otherwise meet our capital needs. The sale of additional equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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

•                  restricting us from undertaking major investment, asset transfer, leasing, pledging or mortgaging its assets without obtaining prior approval of the lender; and

The loan agreements contain the following financial covenants (as the case may be):

•                  at any time during the loan period, debt to asset ratio of Daqing Borun shall not be higher than 70%, the current ratio shall be less than 0.8 and contingent liabilities shall not exceed 50% of its total net assets and accumulated long-term investment shall not exceed 30% of its net assets; or

•                  debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years.

We obtained short-term bank loans totaling RMB250,000,000 ($36,038,633) from China Construction Bank which were secured by pledges of equipment, buildings and land owned by Daqing Borun and guarantees by Shandong Borun, our CEO, Mr. Wang and three of his family members.

We obtained a short-term loan of RMB49,000,000 ($7,063,572) from Daqing Rural Commercial Bank, which was guaranteed by a third party guarantor. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

We also obtained a short-term loan of RMB51,000,000 ($7,351,881) from Longjiang Bank, which was guaranteed by a third party guarantor, our CEO and one of his family member. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

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

Shandong Borun issued bonds through private placements on November 2, 2016 with a principal amount of RMB300.0 million ($43.2 million), which were registered with the Shanghai Stock Exchange (the “2016 Bonds”). The proceeds from the issuance of the 2016 Bonds were used for the Company’s working capital and capital expenditures. The Bonds were issued at face value of RMB100 ($14) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, RMB 100.0 million ($14.4 million) should be repaid at the end of each of the third, fourth and fifth year life of the 2016 Bonds.

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

The PRC Enterprise Income Tax Law and Regulation on the Implementation of the Enterprise Income Tax Law of the PRC (which we collectively refer to as the “EIT Law”) provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Currently, there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management bodies” for companies like ours, uncertainty exists regarding the interpretation and implementation of the EIT Law, and as a result it is uncertain whether we will be deemed to be a PRC resident enterprise. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. Under the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non- resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares (including ADSs) by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries, including the United States. “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation”

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through companies established in the PRC. Our principal operating subsidiaries located in China are generally subject to laws and regulations applicable to foreign investment in China. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in the value of RMB will affect the amount of the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the PBOC in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, the PBOC revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar, the floating range of the trading prices of the US Dollar against the RMB in the inter-bank spot foreign exchange market expanded from 0.3% to 0.5%. As a result, the value of RMB appreciated by 2% on that day. The PBOC allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. In April 2012, the PBOC issued an Announcement that the floating range of the trading price of the RMB against the U.S. dollar on the inter-bank spot foreign exchange market expanded from 0.5% to 1%. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi appreciate slowly against the U.S. dollar again. Between August 2015 and January 2016, Renminbi depreciated over 7% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the “Circular on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Share Incentive Plan of Overseas Listed Companies”, also known as “Circular 7.”

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2016, we carried up to RMB2,065.0 million ($297.7 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

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

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our Chinese subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches and, if we finance our Chinese subsidiaries by means of capital contributions, those capital contributions must be submitted for record-filing to the Ministry of Commerce or its local branches. Our ability to use the U.S. dollar proceeds of future financings to finance our business activities conducted through our Chinese subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our Chinese subsidiaries’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

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

The M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of- control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. In addition, Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which respectively became effective on March 4, 2011 and September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related industries or certain other industries that are crucial to national security and that the actual control right may be obtained by foreign investors be subject to security review before consummation of any such acquisition. We may grow our business in part by acquiring other businesses. Complying with the requirements of the M&A Rules and security review in completing these acquisitions could be time-consuming, and any required approval processes, including approval from CSRC, MOFCOM, State Administration of Foreign Exchange or SAT, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Under the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “PRC resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 known as Circular 82 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located within the PRC;(iii) the enterprise’s primary assets, accounting books and records, company seals, and the files of the minutes of the board of directors and shareholders’ meetings, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law, or Draft FIL. If enacted, the Draft FIL would replace the major existing laws regulating foreign investment in China, such as the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Sino-Foreign Contractual Joint Ventures, and the Law of the PRC on Wholly Foreign-Owned Enterprises, and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. Such FIEs will be subject to entry clearance and other approvals that are not required for PRC domestic entities, unless, such foreign investors can demonstrate that the ultimate controlling person(s) is/are of PRC nationality (either a PRC citizen, or the PRC government and/or its branches or agencies). Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment.

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

We are a holding company organized under the laws of the Cayman Islands, and we conduct all of our operations through our operating subsidiaries in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to serve any debt we may incur and to pay our operating expenses. Current regulations in the PRC such as the Wholly-Foreign Owned Enterprise Law (1986), as amended, and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (1993), as amended, permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the laws mentioned above and the articles of association of our PRC subsidiaries, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on the PRC accounting standards and regulations each year to its statutory reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash.

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

We believe we were a passive foreign investment company, or PFIC, for 2016 and we may be a PFIC for 2017, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the projected composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and we may be a PFIC for our taxable year ending December 31, 2017 or thereafter, although there can be no assurance in either regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. The composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. Assuming we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. investors will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, assuming we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences arising from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,027,822). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

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

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($20,037,480) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110.0 million ($15.9 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in- house developed Borun wet process (see “Information on the Company — Business Overview — Our Key Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

Our corporate structure is as follows

Recent Development of our Business

Between January 1, 2016 and December 31, 2016, we:

•	Fully repaid the remaining RMB320.0 million ($46.1 million) in relation to our corporate bonds that were issued in 2013;
•

Successfully issued on November 2, 2016 private placement bonds with a principal amount of RMB300.0 million ($43.2 million), which we then registered with the Shanghai Stock Exchange on November 2, 2016.

•	Successfully purchased 397,639 tons of corn from granaries pursuant to our framework agreements with them and local farmers in the harvest season of 2016.

Between January 1, 2017 and April 25, 2017, we

•                   Successfully complete our corn sourcing plan by purchasing another 202,968 tons of corn from granaries pursuant to our framework agreements with them and local farmers.

Capital Expenditures

Our capital expenditures were RMB74.6 million ($10.8 million), RMB22.5 million ($3.2 million) and RMB3.6 million ($0.5 million) in 2014, 2015 and 2016, respectively, which related primarily to purchasing equipment for expansion and upgrade of our edible alcohol facilities, plant and equipment for CPE plant at our Shouguang facility. We expect to incur capital expenditures ranging from RMB5.0 million ($0.7 million) to RMB10.0 million ($1.4 million) for 2017, which related primarily to the upgrade and the maintenance of our production facilities.

Corporate Information

Our principal executive offices are located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, the People’s Republic of China. Our telephone number is +86 (536) 5451199. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.Our website is www.chinanewborun.com. The information contained on our website does not form part of this annual report.

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

In addition to the production of edible alcohol and the related by-products including DDGS, crude corn oil and liquid carbon dioxide, we started to produce and sell CPE products and foam insulation products in 2013. We completed the construction of our new CPE product manufacturing plant with an annual production capacity of 12,500 tons and our new foam insulation products manufacturing plant with an annual production capacity of 40,000 cubic meters, both situated at our Shouguang facility, in July and September 2013, respectively. In 2014, we further invested in our CPE production line and expanded the annual production capacity with additional 12,500 tons of CPE products. We began generating revenue from sales of our new CPE and foam insulation products in December 2013. However, due to the weak demand of our foam insulation products, in 2015, after a comprehensive review of the current market, we concluded that the foam insulation market will likely face intense price competition, while at the same, we would need to spend a significant amount of additional R&D in order to effectively compete in terms of product variety. Consequently, we disposed all long-lived assets related to foam business in 2016 and exited from the foam insulation business.

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,689.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 25,000 tons of CPE products. Our Daqing facility occupies a site area of 219,156.4 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of Phase III. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, we secured corns in advance during the harvest season. In 2016, we continued to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of March 31, 2017, we have successfully purchased 600,607 tons of corn , which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. As of March 31, 2017, we have successfully purchased 600,607 tons of corn during the harvest season which should fully accommodate our production needs for in the rest of the year. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as sell more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested and completed the construction of our new foaming insulation and CPE plants in 2013 and 2014 to further improve and diversify our product mix. Due to the weak market demand, we exited the foam insulation business in 2016.

Customer Diversification

We currently sell a large portion of our corn-based edible alcohol in Shandong and Heilongjiang Provinces, and of which sales are mainly made to local distilleries of medium to high quality baijiu. We intend to continue to expand our sales of edible alcohol in western and southern provinces such as Sichuan, Anhui and Jiangsu Provinces where we believe the domestic edible alcohol production fails to meet local demand and prices for edible alcohol are significantly higher than the northern China region due to shortage of production. We also plan to expand our sales to other provinces to diversify our customer base.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility, we began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2016, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

With the completion of our new CPE and foam insulation facilities in July and September 2013, respectively, we began to produce and sell CPE products and foam insulation products. Due to the weak demand of our foam insulation products, in 2016, after a comprehensive review of the current market, we exited the foam insulation business.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2014, 2015 and 2016, sales of edible alcohol accounted for 64.8%, 66.0% and 68.6% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2014, 2015 and 2016, the sale of edible alcohol to distilleries of baijiu contributed to 59.7%, 49.9%and 47.8% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2014, 2015 and 2016, revenue generated from the sale of edible alcohol to the chemical industry contributed 38.7%, 46.9% and 46.6% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2014, 2015 and 2016, 0.6%, 2.4% and 5.6% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2014, 2015 and 2016 was approximately, RMB5,174 ($746), RMB5,105 ($736) and RMB4,307 ($621) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2014, 2015 and 2016, sales of DDGS feed contributed to 23.0%, 21.6% and 21.9 % of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2014, 2015 and 2016 was approximately RMB2,161 ($312), RMB1,885 ($272) and RMB1,595 ($230), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2014, 2015 and 2016, the sales of crude coin oil contributed 7.1%, 6.5% and 3.9% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2014, 2015 and 2016 was approximately RMB7,041 ($1,015), RMB6,442 ($929) and RMB6,370 ($918) , respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2014, 2015 and 2016, sales of liquid carbon dioxide contributed to 1.6%, 0.9% and 1.0% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2014, 2015 and 2016 was approximately RMB329 ($47), RMB181($26) and RMB 173($25) . Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

CPE

CPE products being special synthetic rubber are widely used as raw materials. We completed the construction of our CPE manufacturing plant in July 2013 with annual production capacity of 12,500 tons of CPE products at our Shouguang facility. We further expanded our CPE manufacturing plant and increased the annual production capacity of CPE products to 25,000 tons in 2014. For the year ended December 31, 2014, 2015 and 2016, sales of CPE products contributed to about 3.2%, 4.9% and 4.6% of our total revenues, respectively. The average selling price of our CPE products per ton for the year ended December 31, 2014, 2015 and 2016 was approximately RMB8,724 ($1,258), and RMB8,547 ($1,232), and RMB8,251($1,189), respectively.

Foam Insulation

Foam insulation offers substantial benefits, such as heat insulation, anti-corrosion and oil resistance, and is widely used in a broad range of industries and products, including construction, textile, pharmaceutical chemicals, metallurgy, refrigeration facilities, electromechanical equipment, and fire retardants. We completed the construction of our foam insulation manufacturing plant at our Shouguang facility in September 2013. For the year ended December 31, 2014, 2015 and 2016, sales of foam insulation products contributed to 0.3%, 0.1% and 0.04% of our total revenues, respectively. After a comprehensive market review of foam insulation products, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.0 million) in 2015 and, we disposed the production lines and exited the foam insulation business in 2016.

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

Our quality control policies and procedures include: (1) a set of management policies for production, including the technical standards, detailed operational guidelines, procedures for updating technical data and on-going analyses of technical indicators; (2) detailed descriptions of the duties of each person involved in the production of our products, (3) the implementation of detailed reporting and transitional systems; (4) periodic assessments of the effectiveness of technical data and the quality of management;(5) the establishment of detailed operational procedures over key production cycles such as fermentation and distillation; and(6) incentive plans encouraging staff in the improvement of production quality and efficiency.

In addition, each of our quality control departments performs on-site inspection of corn at granaries or when raw materials are delivered to ensure that they meet the required standards.

Our Research and Development

We spent approximately RMB1,580,480 ($227,833), RMB968,000 ($139,542) and RMB1,066,400 ($153,726), during the fiscal years ended December 31, 2014, 2015 and 2016, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,985 square feet (approximately 400,689.81 square meters) and employs 714 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156.4 square meters) and employs 445 company- trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

The following table summarizes the actual production level for each of our products during the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
		(tons)
Edible alcohol	309,145	343,840	337,959
DDGS feed	266,384	294,312	295,962
Liquid carbon dioxide	119,985	127,261	120,852
Crude corn oil	23,933	26,906	13,021
CPE	10,322	14,064	11,394
Foam insulation	8,218	457	—

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 67.3% of our edible alcohol to 26 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2014, 2015 and 2016, there was no single customer from which we generated more than 10% of total sales.

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

Our Sales and Marketing

We have a sales and marketing team of 39 employees, with a sales manager overseeing our overall sales and marketing initiatives.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($17.9) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2016, 397,639 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB550.0 million ($79.3 million) and recognized as inventory by us. By the end of the first quarter of 2017, we successfully purchased 600,607 tons of corn through the granaries and local farmers, which should substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2014, 2015 and 2016, corn accounted for approximately 84.7% , 82.5% and 79.9% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2014, 2015 and 2016, coal accounted for approximately 6.8%, 6.1% and 6.5% of our cost of goods sold, respectively.

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

Intellectual Property

We have obtained two Trademark Registration Certificates from the Trademark Office of the State Administration for Industry and Commerce in respect of our two trademark applications, respectively and our applications for other trademarks are still pending approval.

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

Description of Properties: Land Use Rights

For our Shouguang facility, we have five Land Use Right Certificates covering an area of approximately 4,312,985 square feet (400,689.8 square meters) and 28 Property Ownership Certificates covering a construction area of approximately 377,489 square feet (35,070.0 square meters). For our Daqing facility, we have three Land Use Right Certificates covering an area of approximately 2,358,978 square feet (219,156.4 square meters) and 39 Property Ownership Certificates covering a construction area of approximately 1,011,825.56 feet (94,000.9 square meters).

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2016, were approximately RMB 1,865.0 million ($268.8 million) on our property and facilities and machinery, and approximately RMB200.0 million ($28.8 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 714 full-time employees and our Daqing facility had 445 full- time employees for a total of 1,159 full time employees, which is comprised of 880 manufacturing staff, 240 management and administrative personnel, and 39 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, the Company made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB9.8 million ($1.4 million), RMB10.4 million ($1.5 million) and RMB10.5 million ($1.5 million) for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2016, we have paid RMB64,260 ($9,263) and RMB4,870,975 ($702,173) for group casualty insurance and pension insurance, respectively.

Legal Proceedings

We are not a party to any material legal proceedings.

REGULATION

Introduction

Our primary production and operation entities are Shandong Borun and Daqing Borun, each of which is located in the PRC. These entities, with respect to their business operations, are subject to relevant laws, regulations, rules, industry policies and extensive government regulatory policies.

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

Industry Policy

On March 27, 2011, the National Development and Reform Commission of the PRC, or the NDRC, issued the Guidance Catalogue on the Adjustment of Industrial Structure (2011 Version) which was amended in 2013, in which the production of alcohol line falls under the restricted industry item and the production of alcohol line with production capacity less than 30,000 tons per year (except for alcohol extracted from waste sugar) falls under the eliminative industry item. According to the Interim Provisions on the Promotion of Adjustment of Industrial Structure promulgated by the State Council and implemented on December 2, 2005, investment into new projects of restricted industries is prohibited. Companies previously doing business in restricted industries may adopt measures to reform and upgrade.

On June 3, 2007, the State Council issued a “Notification on the Issuing of the Comprehensive Work Plan on Saving Energy and Reducing Emission” which stipulated the increasing elimination of “backward” production capacities in paper-making, alcohol, monosodium glutamate and citric acid industries. Alcohol manufacturers with “backward” production technologies and equipment, and those smaller manufacturers having a production capacity less than 30,000 tons per year of edible alcohol would thereafter be eliminated from competing in the alcohol industry during the 11th Five-Year Plan period (2006 -2010), and 1.6 million tons of such “backward” production capacity in the alcohol industry are to be eliminated by the end of the 11th Five-Year Plan period. On August 6, 2012, the State Council issued a “Notification on the Issuing of 12th Five-Year Work Plan on Saving Energy and Reducing Emission” which stipulates the increasing elimination of alcohol line with production capacities less than 30,000 tons per year of edible alcohol (except for alcohol extracted from waste sugar) and the total target of elimination of 1 million tons during the 12th Five- Year Plan period (2011-2015).

The export rebate rate of alcohol was cut to zero from 13.0 percent in 2006, then raised to 5.0 percent in June 2009 to boost China’s alcohol export. Seeing the great increase of alcohol export may endanger local supply, the government dropped the export rebate rate to zero in 2010. However, the export rebate rate of undenatured ethyl alcohol of an alcoholic strength by volume of 80% vol. or higher was raised again in 2015 and was 13.0 percent from January 1 to December 31 of 2015.

Starting from September 2010, the alcohol industry applies the Cleaner Production Standard for Alcohol Industry (HJ 581-2010) to regulate the pollution caused by the production process.

Overall, we believe such national industry policy will have a positive impact on our business and will continue to be a contributing factor to our growth and developmental potential. Since the implementation of this national industry policy, the production capacity of the whole alcohol industry has substantially decreased while recent market trends show that alcohol consumption continues to rise. Therefore, we have reason to believe the alcohol industry as a whole will continue to be a growth industry as demand continues to rise. However, such national industry policy may also have a negative impact on our business. According to the “Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry” issued by the NDRC on September 5, 2007, the amount of corn used for “deep-processing” cannot exceed 26% of the total corn consumption in the 11th Five-Year Period. During the 11th Five-Year Period, construction projects for corn deep-processing which have received approval but have not begun shall discontinue plans for construction. Since the production of edible alcohol using corn is a form of “deep- processing” work, this policy may limit our ability to obtain our primary raw material (corn). We believe more than 30.0% of total corn consumption was used for corn deep-processing in 2011, which goes beyond the government plan to restrain the deep processing ratio below 26 percent. The State Administration of Grain issued the 12th Five-Year Plan for Grain and Oil Processing on January 13, 2012 (the “12th Five-Year Plan”) which requires the continuous control of the excessive corn deep- processing growth and the reasonable rate between the amount of total yield and the total corn consumption till the end of the 12th Five-Year. The 26% ratio has not been changed in the 12th Five-Year Plan, however, it is uncertain whether the PRC governmental entities will change the ratio or what ratio the PRC government is expected to apply in the next few years.

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

Feed Production

According to the Administrative Measures on the Production License of Feed and Feed Additives issued on May 2, 2012 by the Ministry of Agriculture, as amended on December 31, 2013,and on May 1, 2016, an applicant for the establishment of a feed production enterprise shall obtain a production certificate. The feed and feed additives production enterprises also required an annual filing before the end of February each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and last amended on March 1, 2017, further provides that feed products must be granted quality certificates before such products may be commercializedAccording to the Administrative Measures on the Production License of Feed and Feed Additives issued on May 2, 2012 by the Ministry of Agriculture, as amended on December 31, 2013,and on May 1, 2016, an applicant for the establishment of a feed production enterprise shall obtain a production certificate. The feed and feed additives production enterprises also required an annual filing before the end of February each year. The Regulation on the Administration of Feeds and Feed Additives, issued on May 29, 1999 and last amended on March 1, 2017, further provides that feed products must be granted quality certificates before such products may be commercialized.

Food Additives Production

According to the Provisions on the Supervision and Administration of Production of Food Additives promulgated on April 4, 2010 by the AQSIQ, an applicant for the establishment of a food additives production enterprise shall obtain a production certificate.

Food Production

According to the Measures for the Administration of Food Production Licenses promulgated on April 7, 2010 by the AQSIQ and effective on June 1, 2010 and last amended in August 2015 and the Rules on the Review of Food Production License Regarding 26 Kinds of Food Such as Edible Vegetable Oil promulgated by the AQSIQ on December 27, 2006, and Administrative Measures for Food Production Licensing promulgated by the SFDA on August 31 2015 and became effective on October 1 2015, an applicant for the establishment of a vegetable oil production enterprise shall obtain a production certificate.

Grain Purchase

According to the Regulation on Administration of Grain Distribution promulgated by the State Council on May 26, 2004 and amended on July 18, 2013 and February 6, 2016 , enterprises engaged in business of purchase, sale, storage, transport, processing as well as import and export of grain which includes wheat, rice, corn, coarse cereals shall obtain qualification for grain purchase. According to the Provisional Measures on Administration of Examination and Approval for Qualification of Grain Purchasers jointly promulgated by the State Grain Administration and State Administration of Industry and Commerce on July 9, 2004, enterprises engaged in grain purchase shall obtain a grain purchase certificate from the authority responsible for examination and approval of qualification of grain purchase at the level equal to the registration authority with which the enterprise shall go through the registration of establishment.

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

Companies that discharge contaminants must report and register with the MEP or the relevant local environmental protection authorities. Companies discharging contaminants in excess of the discharge limits must obtain Pollution Discharging Permit from the competent authority and pay discharge fees for the excess in accordance with applicable regulations and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law of the PRC, depending on the individual circumstances of each case and the extent of contamination. Such penalties include but not limit to orders to make corrections, imposition of fines, consecutive punishment by day based on the original fines, orders to restrict production and suspend production for renovation, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where a violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law of the PRC resulting in serious loss of public and private property, the persons or enterprises directly responsible for such contamination may be held criminally liable.

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

A work safety license is valid for three years. If a work safety license needs to be extended upon its expiration, an entity shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued. If an enterprise strictly abides by the relevant laws and regulations on work safety and is free of any fatal accident during its work safety license validity period, it will be granted a review-free three-year license extension, with the consent of the administrative department from which the license is issued.

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

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file a complaint with the relevant authorities in charge of the patent administration. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before the legal proceeding. Damages for infringement are calculated as either (1) the loss suffered by the patent holder or the interested party due to the infringement or (2) the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party which produces the same kind of products has the burden of proving that there has been no infringement.

Compulsory Licensing

Under the PRC Patent Law, in some circumstances, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the State Intellectual Property Office for a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

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

Pursuant to Notice of the SAFE on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated on February 13, 2015 and implemented on June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau.

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

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended on January 1, 2006 and 28 December 2013, Wholly Foreign Owned Enterprise Law (1986), as latest amended in 2016, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001 and 2014, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001, 2014 and 2016. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprises in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

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

B.              Pursuant to the Interim Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended on November 10, 2008 by the State Council and implemented on January 1, 2009, and latest amended in February 2016, unless stated otherwise, for value-added tax payers who are selling or importing goods, and providing processing, repairs and replacement services in the PRC, the tax rate shall be 17%. The value- added tax rate for taxpayers selling and importing feed shall be 13%.

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

By September 2013, Shandong Borun had completed the construction of plants and production lines for our new CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We expanded our CPE manufacturing plant, and increased our annual production capacity of CPE products by another 12,500 tons in 2014 and we currently have an annual production capacity of 25,000 tons of CPE. Due to the weak market demand, we fully wrote down of the production lines for foam insulation in 2015. We have disposed the production lines and exited the foam insulation business in 2016.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity in 2014 and reached approximately 81.4%. Due to the recovering demand for edible alcohol in 2015 and 2016, we greatly improved our production utilization to approximately 90.4% and 88.9%, respectively. In addition to that, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 59.7%, 49.9% and 47.8% in 2014, 2015 and 2016, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2014, 2015 and 2016, revenue generated from the sales of edible alcohol to the chemical industry contributed to 38.7%, 46.9% and 46.6% of our edible alcohol sales revenue, respectively.

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

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for      edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013 and 2014, moreover this trend continued in 2015. In 2015, we shifted our customers demographics partially from the baijiu industry to the chemical industry in order to improve our sales volume. In 2016, revenue generated from the sales of edible alcohol to the chemical industry contributed to 46.6% of our total edible alcohol sales revenue. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily lives. Moreover, the primary consumer group of baijiu in China consists of the general population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand from baijiu will recover gradually.

Due to the weaker domestic macro-environment, the annualized average price of edible alcohol also will continue to be under some pressure in the short run, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of the baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will bring about a significant improvement in our financial performance.

Fluctuations in the Price of Corn

The primary component of our cost of goods sold is corn. As such, any significant fluctuations in corn prices may have a significant impact on our financial performance.

The PRC government used to coordinates the price of corn by annually setting the price for government-owned granaries to buy and sell corn. The market price of corn will normally fluctuate in a narrow band around the government price in response to market conditions. However, since April of 2016, the PRC government cancelled the national corn reserve purchase program, and the market price of corn decreased substantially in comparison with the same period in previous years. While any significant fluctuations in corn price due to severe weather conditions, massive crop failure or any other unforeseen circumstance may result in corn price increases too large to be passed on to our customers, we in general expect in the future we will continue to be able to upwardly adjust the price of our edible alcohol in response to increases in corn price. However, any inability to do so would directly impact our gross profit margins.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($17.9) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2016, 397,639 tons of corn were collected by the granaries on behalf of us, amounting to total purchase costs of RMB550.0 million ($79.3 million). By the end of the first quarter of 2017, we successfully purchased 600,607 tons of corn through the granaries, which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu, Anhui and Heibei provinces. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. We also began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to modifying our product mix based on our existing edible alcohol production facilities, we have invested in our new foam insulation and CPE projects to further improve and diversify our product mix. Our new plants, completed in July and September 2013, respectively, currently have annual production capacities of 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products. Due to the weak demand of our foam insulation products, in 2015, after a comprehensive review of the current market, we decided to exit from the foam business and disposed all long-lived assets related to foam business in 2016.

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

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 79.9% and 6.5% of our cost of goods sold in the year ended December 31, 2016, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. Based on our production record during the year ended December 31, 2016, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,953 ($301), RMB1,891 ($291) and RMB1,639 ($256) in 2014, 2015 and 2016, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also market conditions. We achieved gross profit margin of 10.7%,10.5% and 8.5% for the years ended December 31, 2014, 2015 and 2016, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2016, the average selling price for edible alcohol and its by-products decreased and we also did not fully utilize our production capacity, both of which had a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

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

Interest Expense

Interest expense consists of interest expense associated with short-term and long-term borrowings from banks and the private-placement bond, and the amortization of debt insurance costs of the private-placement bond.

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2014, 2015 and 2016 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2014, 2015 and 2016 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2014, 2015 and 2016. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2014, 2015 and 2016.

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

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized in the consolidated statements of income and comprehensive income.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for    income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an     adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2015 and 2016, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

Value Added Tax

All our subsidiaries in the PRC are subject to value added tax (“VAT”) imposed by the PRC government on the purchase and sales of goods, purchase of property, plant and equipment and freight expenses incurred. The output VAT is charged to customers who purchase goods from us and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2015 and 2016, the trade accounts receivable included the output VAT charged to customers amounted to RMB66,205,852 ($9,543,874) and RMB53,388,567 ($7,696,204), respectively. The input VAT is incurred when we purchase goods and property, plant and equipment from vendors and freight expenses incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate ranges from 0% to 17% in general, depending on the type of product purchased and sold. If the amount of validated input VAT arising from purchasing goods and property, plant and equipment and freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be credited against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2015 and 2016, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB50,059,386 ($7,216,287) and RMB74,986,737 ($10,809,678), respectively.

According to Cai Kuai [2013] No. 36, sales taxes and surcharges has been replaced with value-added taxes effective from May 1, 2016.

Disposal of Long-lived Assets of Foam Insulation Business Segment during the Year Ended December 31, 2016

During the year ended December 31, 2016, the Company has disposed all long-lived assets of foam insulation business segment and exited the business accordingly. The income (loss) before income tax expenses of foam insulation business segment for the years ended December 31, 2014, 2015 and 2016 were RMB1,383,439, RMB(6,891,333) and RMB810,840 ($116,886), respectively, which represented 1%, (4%) and 1% to the Company’s consolidated income before income tax expenses for the years ended December 31, 2014, 2015 and 2016, respectively. The disposal of foam insulation business does not represent a strategic shift that had a major effect on our operations and financial results. As such, the disposal of long-lived assets of foam insulation business segment have not been reported in discontinued operations as required by FASB ASC Topic 205-20, “Presentation of Financial Statements—Discontinued Operations”in the consolidated financial statements for the periods presented.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company does not expect the adoption of ASU 2016-09 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  Further to ASU 2014-09 and ASU 2015-14, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”) in March 2016, ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) in April 2016, ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), respectively. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition.  Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU 2016-20 represents changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 are the same as ASU 2014-09. We are currently evaluating the impact of the adoption of ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 on our consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	$
Revenues	2,433,820,369	2,652,043,999	2,132,680,185	307,435,518
Cost of goods sold	2,173,381,791	2,372,269,654	1,950,614,338	281,189,900
Gross profit	260,438,578	279,774,345	182,065,847	26,245,618
Selling, general and administrative expenses	48,301,996	55,464,807	52,578,452	7,579,422
Impairment loss of PPE	—	7,020,788	—	—
Operating income	212,136,582	217,288,750	129,487,395	18,666,196
Other expenses	106,522,384	45,482,552	44,539,451	6,420,564
Income before income taxes	105,614,198	171,806,198	84,947,944	12,245,632
Income tax expense	26,403,549	42,951,549	21,236,986	3,061,408
Net income	79,210,649	128,854,649	63,710,958	9,184,224

	Year ended December 31,
	2014	2015	2016
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	89.3%	89.5%	91.5%
Gross profit	10.7%	10.5%	8.5%
Selling, general and administrative expenses	2.0%	2.1%	2.5%
Impairment loss of PPE	—	0.3%	—
Operating income	8.7%	8.2%	6.1%
Other expenses	4.4%	1.7%	2.1%
Income before income taxes	4.3%	6.5%	4.0%
Income tax expense	1.1%	1.6%	1.0%
Net income	3.3%	4.9%	3.0%

Revenues for the years ended December 31, 2014, 2015 and 2016 were comprised of the following:

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	224,219,954	264,631,238	15,948,928	2,299,110
-Grade B	980,985,281	1,139,813,527	1,176,981,106	169,667,163
-Grade C	372,789,523	345,218,829	269,744,323	38,884,867
Total Edible Alcohol	1,577,994,758	1,749,663,594	1,462,674,357	210,851,140
DDGS feed	560,661,738	573,171,907	467,557,728	67,400,567
Liquid carbon dioxide	39,331,527	23,064,540	20,944,404	3,019,231
Crude corn oil	171,491,230	173,535,407	83,126,154	11,983,012
CPE	76,990,402	129,753,632	97,439,316	14,046,319
Foam Insulation	7,350,714	2,854,919	938,226	135,249
Total	2,433,820,369	2,652,043,999	2,132,680,185	307,435,518

Revenue by %
Edible alcohol	64.8%	66.0%	68.6%	68.6%
-Grade A	9.2%	10.0%	0.8%	0.8%
-Grade B	40.3%	43.0%	55.2%	55.2%
-Grade C	15.3%	13.0%	12.6%	12.6%
DDGS feed	23.0%	21.6%	21.9%	21.9%
Liquid carbon dioxide	1.6%	0.9%	1.0%	1.0%
Crude corn oil	7.1%	6.5%	3.9%	3.9%
CPE	3.2%	4.9%	4.5%	4.5%
Foam Insulation	0.3%	0.1%	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%

	Year ended December 31,
	2014	2015	2016
	Metric	Metric	Metric
	Ton	Ton	Ton
Volume sold
Edible alcohol
-Grade A	41,572	49,348	3,186
-Grade B	190,453	225,193	273,546
-Grade C	72,969	68,225	62,888
Total Edible Alcohol	304,994	342,766	339,620
DDGS feed	259,500	304,060	293,058
Liquid carbon dioxide	119,641	127,754	120,852
Crude corn oil	24,356	26,939	13,049
CPE	8,825	15,181	11,810
Foam Insulation-main products	6,715	533	1,464

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	$
Average sales price
Edible alcohol
-Grade A	5,393	5,363	5,006	722
-Grade B	5,151	5,061	4,303	620
-Grade C	5,109	5,060	4,289	618

Total Edible Alcohol	5,174	5,105	4,307	621
DDGS feed	2,161	1,885	1,595	230
Liquid carbon dioxide	329	181	173	25
Crude corn oil	7,041	6,442	6,370	918
CPE	8,724	8,547	8,251	1,189
Foam Insulation-main products	1,095	1,094	641	92

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2016

Revenues

Revenues decreased by RMB519.4 million ($74.9 million), or 19.6%, to RMB2,132.7 million ($307.4 million) for the year ended December 31, 2016 from RMB2,652.0 million ($382.3 million) for the year ended December 31, 2015. The decrease was primarily due to the following:

•                                  The decrease in our edible alcohol sales by approximately RMB287.0 million ($41.4 million), or 16.4%, from RMB1,749.6 million ($252.2 million) in the year ended December 31, 2015 to RMB1,462.6 million ($210.8 million) in the year ended December 31, 2016, primarily due to the lower weighted average sales price of edible alcohol in 2016. The weighted average sales price of edible alcohol decreased substantially due to lower corn costs in 2016. We still did not operate at full capacity in 2016, and our actual production output for the year ended December 31, 2016 was 337,959 tons of edible alcohol, as compared to 343,840 tons for the year ended December 31, 2015, a decrease of 5,881 tons, or 1.7%.

•                  We sold approximately 339,620 tons of edible alcohol in the year ended December 31, 2016, compared to approximately 342,766 tons in the year ended December 31, 2015, a decrease of 3,146 tons or 0.9%. The decrease was primarily due to our decreased production volume of edible alcohol in 2016. The weighted average sales price of edible alcohol was approximately RMB4,307 ($621) per ton in the year ended December 31, 2016 compared to RMB5,105 ($736) per ton in the year ended December 31, 2015, a decrease of RMB798 ($115) per ton, or 15.6%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the lower weighted average sales price of edible alcohol in 2016, our revenue for edible alcohol experienced a decrease in 2016. Our revenue from Grade A edible alcohol decreased by approximately RMB248.7 million ($35.8 million) or 94.0% to RMB15.9 million ($2.3 million) for the year ended December 31, 2016, as compared to RMB264.6 million ($38.1 million) for the year ended December 31, 2015. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,006 ($722) per ton in the year ended December 31, 2016, compared to RMB5,363 ($773) per ton in the year ended December 31, 2015, a decrease of RMB357 ($51), or 6.7%. Our revenue from Grade B edible alcohol increased by approximately RMB37.2 million ($5.4 million), or 3.3%, to RMB1,177.0 million ($169.7 million) for the year ended December 31, 2016, as compared to RMB1,139.8 million ($164.3 million) for the year ended December 31, 2015. The weighted average sales price of Grade B edible alcohol was approximately RMB4,303 ($620) per ton in the year ended December 31, 2016, as compared to RMB5,061 ($730) per ton in the year ended December 31, 2015, a decrease of RMB758 ($109), or 15.0%. Our revenue from Grade C edible alcohol decreased by approximately RMB75.5 million ($10.9 million), or 21.9%, to RMB269.7 million ($38.9 million) for the year ended December 31, 2016, as compared to RMB345.2 million ($49.8 million) for the year ended December 31, 2015. The weighted average sales price of Grade C edible alcohol was approximately RMB4,289 ($618) per ton in the year ended December 31, 2016, as compared to RMB5,060 ($729) per ton in the year ended December 31, 2015, a decrease of RMB771 ($111) or 15.2%.

•                  We sold approximately 3,186 tons of Grade A edible alcohol, 273,546 tons of Grade B edible alcohol and 62,888 tons of Grade C edible alcohol in the year ended December 31, 2016, as compared to approximately 49,348 tons of Grade A edible alcohol, 225,193 tons of Grade B edible alcohol and 68,225 tons of Grade C edible alcohol in the year ended December 31, 2015. The sharp decrease in our sales volume of Grade A edible alcohol and the increase in Grade B edible alcohol were primarily attributable to our shift in production from Grade A edible alcohol to Grade B edible alcohol since February 2016, because the demand for Grade A edible alcohol was facing challenges.

•                                  The decrease in our revenue from DDGS feed by approximately RMB105.6 million ($15.2 million), or 18.4%, to RMB467.6 million ($67.4 million) for the year ended December 31, 2016, as compared to RMB573.2 million ($82.6 million) for the year ended December 31, 2015, was primarily due to the decrease in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,595 ($230) per ton for DDGS feed sales in the year ended December 31, 2016, as compared to RMB1,885 ($272) per ton in the year ended December 31, 2015, representing a decrease of RMB290 ($42) per ton, or 15.4%. The decrease in average sales price was mainly due to the decrease in corn price. We sold approximately 293,058 tons of DDGS feed in the year ended December 31, 2016 compared to approximately 304,060 tons in the year ended December 31, 2015, a decrease of 11,002 tons, or 3.6%. The decrease in sales volume was mainly due to our lower production volume in 2016.

•                                  Our revenue from liquid carbon dioxide decreased by approximately RMB2.1 million ($0.3 million), or 9.2%, to RMB20.9 million ($3.0 million) for the year ended December 31, 2016 to RMB23.1 million ($3.3 million) for the year ended December 31, 2015, mainly due to the combined effect of a slight decrease in the weighted average sales price and a decrease in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB8 ($1) or 4.4% to approximately RMB173 ($25) per ton in the year ended December 31, 2016, as compared to RMB181 ($26) per ton in the year ended December 31, 2015. We sold approximately 120,852 tons of liquid carbon dioxide in the year ended December 31, 2016 compared to approximately 127,754 tons in the year ended December 31, 2015, representing a decrease of 6,902 tons, or 5.4%.

•                                  Our revenue from crude corn oil decreased by approximately RMB90.4 million ($13.0 million) or 52.1%, to RMB83.1 million ($12.0 million) for the year ended December 31, 2016, compared to RMB173.5 million ($25.0 million) for the year ended December 31, 2015, mainly due to suspension of crude corn oil production at the Daqing facility since March 2016 and we are currently in the progress of renewing the facility’s production authorization. Our sales volume was approximately 13,049 tons for the year ended December 31, 2016, as compared to 26,939 tons for the year ended December 31, 2015, representing a decrease of 13,890 tons, or 51.6%. The weighted average sales price was RMB6,370 ($918) per ton in the year ended December 31, 2016 compared to RMB6,442 ($929) per ton in the year ended December 31, 2015, a decrease of RMB72 ($10) per ton or 1.1%.

•                                  We began generating revenue from sales of our new CPE and foam insulation products in December 2013 and we expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE decreased by approximately RMB32.3 million ($4.7 million) or 24.9%, to RMB97.4 million ($14.0 million) for the year ended December 31, 2016, as compared to RMB129.8 million ($18.7 million) for the year ended December 31, 2015. The sharp decrease in sales volume of CPE was mainly due to our temporary shutdown for maintenance and upgrades during the fourth quarter of 2016. Our sales volume was approximately 11,810 tons for the year ended December 31, 2016, as compared to 15,181 tons for the year ended December 31, 2015, representing a decrease of 3,371 tons, or 22.2%. The weighted average sales price was RMB8,251 ($1,189) per ton in the year ended December 31, 2016 compared to RMB8,547 ($1,232) per ton in the year ended December 31, 2015, a decrease of RMB296 ($43) per ton or 3.5%.

•                                  We elected to temporarily exit the foam insulation business in 2015. After a comprehensive market review for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while simultaneously, we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to exit the potentially challenging foam business. Accordingly, we took steps to fully write-down of the production lines for foam insulation products as a one-time, non-cash impairment and we disposed the production line in 2016. Revenue from foam insulation products and materials decreased by approximately RMB1.9 million ($0.3 million) or 67.1%, to RMB0.9 million ($0.1 million) for the year ended December 31, 2016, as compared to RMB2.9 million ($0.4 million) for the year ended December 31, 2015. Revenue generated from sales of our foam insulation products is amounting to RMB0.9 million ($0.1 million) in 2016, which represents the remaining inventory for foam insulation products after we fully wrote-down the production lines. Revenue generated from sales of our foam insulation products and its raw materials are amounting of RMB0.6 million ($0.1 million) and RMB2.3million ($0.3 million) in 2015, respectively. Our sales volume of foam insulation products were approximately 1,464 cubic meters for the year ended December 31, 2016, compared to 533 cubic meters for the year ended December 31, 2015, representing an increase of 931 cubic meters, or 174.7%. The weighted average sales price was RMB641 ($92) per cubic meter in the year ended December 31, 2016, compared to RMB1,094 ($158) in the year ended December 31, 2015, representing a decrease of RMB453 ($66), or 41.4%.

Gross Profit

Gross profit decreased by RMB97.7 million ($14.1 million), or 34.9%, to RMB182.1 million ($26.2 million), or 8.5% of revenues, for the year ended December 31, 2016, from RMB279.8 million ($40.3 million), or 10.5% of revenues, for the year ended December 31, 2015, mainly due to the steeper decrease in average selling price of edible alcohol and its by-products, compare with the decrease in average corn cost. The average price of our purchased corn was approximately RMB1,639 ($256) per ton in the year ended December 31, 2016, a decrease of RMB252 ($40) per ton, or 13.3%, from RMB1,891 ($296) per ton in the year ended December 31, 2015. The weighted average sales price of edible alcohol was approximately RMB4,307 ($621) per ton in the year ended December 31, 2016, compared to RMB5,105 ($784) per ton in the year ended December 31, 2015, a decrease of RMB798 ($115) per ton, or 15.6%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB2.9 million ($0.4 million), or 5.2%, to RMB52.6 million ($7.6 million), for the year ended December 31, 2016, from RMB55.5 million ($8.0 million), for the year ended December 31, 2015. The decrease was primarily due to the following:

•                  Selling expenses decreased 20.1% from RMB5.2 million ($0.8 million) for the year ended December 31, 2015 to RMB4.2 million ($0.6 million) for the year ended December 31, 2016, in line with the decrease in revenue.

•                  General and administrative expenses decreased by RMB1.9 million ($0.3 million), or 3.7%, from RMB50.3 million ($7.2 million) for the year ended December 31, 2015 to RMB48.4 million ($6.9 million) for the year ended December 31, 2016, primarily due to the decrease in professional expenses and salaries for senior management.

Impairment loss on Property, Plant and Equipment

We elected to temporarily exit the foam insulation business in 2015. After a comprehensive market review for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while simultaneously, we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we exited the foam insulation business in 2016. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.0 million) for the year ended December 31, 2015.

Other Expenses

Other expenses were RMB44.5 million ($6.4 million), primarily consisting of interest expense of RMB52.7 million ($7.6 million), interest income of RMB4.0 million ($0.6 million), non-operating income from the proceeds of equipment sales of RMB3.7 million ($0.5 million), and other income of RMB0.2 ($0.1 million) for the year ended December 31, 2016, as compared to other income of RMB45.5 million ($6.7 million) for the year ended December 31, 2015, which primarily consisted of government subsidies received in November 2015 and recognized in income for corn processing of RMB42.6 million ($6.1 million), interest expense of RMB100.6 million ($14.8 million), interest income of RMB12.7 million ($1.8 million), and other expense of RMB0.2 million ($0.1 million). Interest expense decreased to RMB52.7 million ($7.6 million) for the year ended December 31, 2016 from RMB100.6 million ($14.8 million) for the year ended December 31, 2015, primarily due to the retirement for our corporate bond of RMB320.0 million ($46.1 million) in 2016.

Income Tax Expense

We recorded RMB21.2 million ($3.1 million) in income tax expense for the year ended December 31, 2016, compared to income tax expense of RMB43.0 million ($6.2 million) for the year ended December 31, 2015. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2015

Revenues

Revenues increased by RMB218.2 million ($31.5 million), or 9.0%, to RMB2,652.0 million ($382.3 million) for the year ended December 31, 2015 from RMB2,433.8 million ($350.8 million) for the year ended December 31, 2014. The increase was primarily due to the following:

•                   An increase in our edible alcohol sales by approximately RMB171.6 million ($24.7 million), or 10.8%, from RMB1,578.0  million ($227.5 million) in the year ended December 31, 2014 to RMB1,749.6 million ($252.2 million) in the year ended December 31, 2015, primarily due to the moderate recovery of demand from the chemical industry and our strategy of developing diversify a more diversified customer base to offset the adverse effect from intense competition in the baiju market in 2015. Although the market recovered slightly, we still did not operate at full capacity in 2015. Our actual production output for the year ended December 31, 2015 was 343,840 tons of edible alcohol, as compared to 309,145 tons for the year ended December 31, 2014, an increase of 34,695 tons, or 11.2%. We expect the market demand will improve further in 2016 if the current condition remained unchanged.

•                  We sold approximately 342,766 tons of edible alcohol in the year ended December 31, 2015, compared to approximately 304,994 tons in the year ended December 31, 2014, an increase of 37,772 tons or 12.4%. The increase was primarily due to our increased production volume of edible alcohol in 2015. The weighted average sales price of edible alcohol was approximately RMB5,105 ($736) per ton in the year ended December 31, 2015 compared to RMB5,174 ($746) per ton in the year ended December 31, 2014, a slight decrease of RMB69 ($10) per ton, or 1.3%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the slight recovery of demand for edible alcohol, offset by a slight decrease in the weighted average sales prices of edible alcohol, our revenue for edible alcohol experienced an increase in 2015. Our revenue from Grade A edible alcohol increased by approximately RMB40.4 million ($5.8 million)   or 18.0% to RMB264.6 million ($38.1 million) for the year ended December 31, 2015, as compared to RMB224.2 million ($32.3 million) for the year ended December 31, 2014. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,363 ($773) per ton in the year ended December 31, 2015, compared to RMB5,393 ($777) per ton in the year ended December 31, 2014, a decrease of RMB30 ($4), or 0.6%. Our revenue from Grade B edible alcohol increased by approximately RMB158.8 million ($22.9 million), or 16.2%, to RMB1,139.8 million ($164.3 million) for the year ended December 31, 2015, as compared to RMB981.0 million ($141.4 million) for the year ended December 31, 2014. The weighted average sales price of Grade B edible alcohol was approximately RMB5,061($730) per ton in the year ended December 31, 2015, as compared to RMB5,151 ($743) per ton in the year ended December 31, 2014, a decrease of RMB90 ($13), or 1.7%. Our revenue from Grade C edible alcohol decreased by approximately RMB27.6 million ($4.0 million), or 7.4%, to RMB345.2 million ($49.8 million) for the year ended December 31, 2015, as compared to RMB372.8 million ($53.7 million) for the year ended December 31, 2014. The weighted average sales price of Grade C edible alcohol was approximately RMB5,060 ($729) per ton in the year ended December 31, 2015, as compared to RMB5,109 ($736) per ton in the year ended December 31, 2014, a decrease of RMB49 ($7) or 1.0%.

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

•                                An increase in our revenue from DDGS feed by approximately RMB12.5 million ($1.8 million), or 2.2%, to RMB573.2 million ($82.6 million) for the year ended December 31, 2015, as compared to RMB560.7 million ($80.8 million) for the year ended December 31, 2014, was primarily due to an increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,885 ($272) per ton for DDGS feed sales in the year ended December 31, 2015, as compared to RMB2,161 ($312) per ton in the year ended December 31, 2014, representing a decrease of RMB276 ($40) per ton, or 12.8%. The decrease in average sales price was mainly due to the decrease in corn price. We sold approximately 304,060 tons of DDGS feed in the year ended December 31, 2015 compared to approximately 259,500 tons in the year ended December 31, 2014, an increase of 44,560 tons, or 17.2%. The increase in sales volume was mainly due to strong market demand in 2015.

•                  Our revenue from liquid carbon dioxide decreased by approximately RMB16.3 million ($2.3 million), or 41.4%, to RMB23.1 million ($3.3 million) for the year ended December 31, 2015 to RMB39.3 million ($5.7 million) for the year ended December 31, 2014, mainly due to a decrease in the weighted average sales price, netting off an increase in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB148 ($21) or 45.1% to approximately RMB181 ($26) per ton in the year ended December 31, 2015, as compared to RMB329 ($47) per ton in the year ended December 31, 2014. This was mainly due to weak market demand resulting from lesser infrastructural investments in the PRC during 2015. We sold approximately 127,754 tons of liquid carbon dioxide in the year ended December 31, 2015 compared to approximately 119,641 tons in the year ended December 31, 2014, representing an increase of 8,113 tons, or 6.8%.

•                  Our revenue from crude corn oil increased by approximately RMB2.0 million ($0.3 million) or 1.2%, to RMB173.5 million ($25.0 million) for the year ended December 31, 2015, compared to RMB171.5 million ($24.7 million) for the year ended December 31, 2014, mainly due to a decrease in the weighted average sales price of crude corn oil, netting off an increase in our sales volume. Our sales volume was approximately 26,939 tons for the year ended December 31, 2015, as compared to 24,356 tons for the year ended December 31, 2014, representing an increase of 2,583 tons, or 10.6%. The weighted average sales price was RMB6,442 ($929) per ton in the year ended December 31, 2015 compared to RMB7,041 ($1,015) per ton in the year ended December 31, 2014, a decrease of RMB599 ($86) per ton or 8.5%.

•                  We began generating revenue from sales of our new CPE and foam insulation products in December 2013 and we expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE increased by approximately RMB52.8 million ($7.6 million) or 68.5%, to RMB129.8 million ($18.7 million) for the year ended December 31, 2015, as compared to RMB77.0 million ($11.1 million) for the year ended December 31, 2014. Our sales volume was approximately 15,181 tons for the year ended December 31, 2015, as compared to 8,825 tons for the year ended December 31, 2014, representing an increase of 6,356 tons, or 72.0%. The weighted average sales price was RMB8,547 ($1,232) per ton in the year ended December 31, 2015 compared to RMB8,724 ($1,258) per ton in the year ended December 31, 2014, a decrease of RMB177 ($26) per ton or 2.0%.

•                  Revenue from foam insulation products and materials decreased by approximately RMB4.5million ($0.6 million) or 61.2%, to RMB2.9 million ($0.4 million) for the year ended December 31, 2015, as compared to RMB7.4 million ($1.1 million) for the year ended December 31, 2014. Revenue generated from sales of our foam insulation products and its raw materials amounted to RMB0.6 million ($0.1 million) and RMB2.3million ($0.3 million), respectively. Our sales volume of foam insulation products was approximately 533 cubic meters for the year ended December 31, 2015, compared to 6,715 cubic meters for the year ended December 31, 2014, representing a decrease of 6,182 cubic meters, or 92.1%. The weighted average sales price was RMB1,094 ($158) per cubic meter in the year ended December 31, 2015, which was stable as compare to the year ended December 31, 2014. We elected to temporarily exit the foam insulation business in 2015. After a comprehensive market review for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while simultaneously, we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to exit the potentially challenging foam business. Accordingly, we took steps to fully write-down of the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.0 million).

Gross Profit

Gross profit increased by RMB19.3 million ($2.8 million), or 7.4%, to RMB279.8 million ($40.3 million), or 10.5% of revenues, for the year ended December 31, 2015, from RMB260.4 million ($37.5 million), or 10.7% of revenues, for the year ended December 31, 2014, mainly due to the combined effect of the decrease in the weighted average selling price for edible alcohol and the decrease in corn price. The average price of our purchased corn was approximately RMB1,891 ($273) per ton in the year ended December 31, 2015, a decrease of RMB62 ($9) per ton, or 3.2%, from RMB1,953 ($282) per ton in the year ended December 31, 2014. The weighted average sales price of edible alcohol was approximately RMB5,105 ($736) per ton in the year ended December 31, 2015, compared to RMB5,174 ($746) per ton in the year ended December 31, 2014, a slight decrease of RMB69 ($10) per ton, or 1.3%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB7.2 million ($1.0 million), or 14.8%, to RMB55.5 million ($8.0 million), for the year ended December 31, 2015, from RMB48.3 million ($7.0 million), for the year ended December 31, 2014. The increase was primarily due to the following:

•                  Selling expenses increased 6.8% from RMB4.9 million ($0.7 million) for the year ended December 31, 2014 to RMB5.2 million ($0.7 million) for the year ended December 31, 2015, in line with the increase in revenue.

•                  General and administrative expenses increased by RMB6.9 million ($1.0 million), or 15.7%, from RMB43.4 million ($6.3 million) for the year ended December 31, 2014 to RMB50.3 million ($7.3 million) for the year ended December 31, 2015, primarily due to the increase in professional expenses and salaries for senior management.

Impairment loss on Property, Plant and Equipment

We elected to temporarily exit the foam insulation business in 2015. After a comprehensive market review for foam insulation products, we concluded that the foam insulation market will likely face intense price competition, while simultaneously, we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to temporarily exit the potentially challenging foam business. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.0 million) for the year ended December 31, 2015.

Other Expenses

Other expenses were RMB45.5 million ($6.6 million), primarily consisting of government subsidies received in November 2015 and recognized in income for corn processing of RMB42.6 million ($6.1 million), interest expense of RMB100.6 million ($14.8 million), interest income of RMB12.7 million ($1.8 million), and other expense of RMB0.2 million ($0.1 million) for the year ended December 31, 2015, as compared to other expenses of RMB106.5 million ($15.4 million) for the year ended December 31, 2014, which primarily consisted of interest expense of RMB108.0 million ($15.5 million), interest income of RMB2.7 million ($0.4 million), loss on sale of available for sale securities of RMB2.0 million ($0.3 million) and other income of RMB0.8 million ($0.1 million). Interest expense decreased to RMB100.6 million ($14.8 million) for the year ended December 31, 2015 from RMB108.0 million ($15.5 million) for the year ended December 31, 2014, primarily due to the settlement of our corporate bond of RMB180.0 million ($25.9 million) in 2015.

Income Tax Expense

We recorded RMB43.0 million ($6.2 million) in income tax expense for the year ended December 31, 2015, compared to income tax expense of RMB26.4 million ($3.8 million) for the year ended December 31, 2014. Since the effective tax rate remained relatively stable, the increase is consistent with the increase of our income before income tax expenses.

B.            Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2014, 2015 and 2016, we had approximately RMB830.4 million ($119.7 million), RMB495.6 million ($71.4 million) and RMB795.3 million ($114.7 million), respectively, in cash. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	$
Net cash provided by operating activities	70,814,481	70,843,702	159,931,964	23,054,919
Net cash used in investing activities	(78,452,281)	(53,792,018)	151,193	21,794
Net cash provided (used) by financing activities	316,800,000	(351,800,000)	139,615,291	20,126,177
Effect of foreign currency exchange translation	(2,831)	(51,245)	10	1
Net increase (decrease) in cash	309,159,369	(334,799,561)	299,698,458	43,202,891

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB70.8 million ($10.2 million) for the year ended December 31, 2014. Net cash provided by operating activities was RMB70.8 million ($10.2 million) for the year ended December 31, 2015. Net cash provided by operating activities was RMB159.9 million ($23.1 million) for the year ended December 31, 2016. The increase in cash provided by operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to the decrease in accounts receivables and upfront payments made to granaries, offset by an increased balance of inventory and a decreased balance of accrued expenses and other payables and income tax payable. Cash provided by operating activities for the year ended December 31, 2015 remained stable with that of the year ended December 31, 2014. Net cash provided by operating activities for the year ended December 31, 2016 was primarily due to the decrease in advances to suppliers for the upfront payments made to the granaries and account receivable, being offset by increased inventory balance.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB316.8 million ($45.7 million) for the year ended December 31, 2014. Net cash used by financing activities was RMB351.8 million ($50.7 million) for the year ended December 31, 2015. Net cash provided by financing activities was RMB139.6 million ($20.1 million) for the year ended December 31, 2016. For the year ended December 31, 2014, net cash provided consisted of net borrowing of RMB316.8 million ($45.7 million). For the year ended December 31, 2015, net cash used consisted of net repayment of borrowings of RMB171.8 million ($24.8 million) and settlement of corporate bonds of RMB180 million ($25.9 million). For the year ended December 31, 2016, net cash provided consisted of net borrowings of RMB68.0 million ($9.8 million), settlement of corporate bonds of RMB221.3 million ($31.9 million) and issuance of new bond of RMB292.9 million ($42.2 million).

Financing Agreement—As of December 31, 2014, 2015 and 2016, excluding bond payable of RMB300.0 million ($42.3) we had approximately RMB1,009.0 million ($145.5 million), RMB837.2 million ($120.7 million) and RMB905.2 million ($130.5 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 6.43%, 5.77% and 4.83% per annum, respectively.

During the year ended December 31, 2016, one short-term loan of RMB 12,000,000 ($1,729,854) obtained from the Industrial & Commercial Bank of China was still outstanding:

•                  A short-term loan of RMB12,000,000 ($1,729,854)—The interest bearing at a fixed rate was thereon based on the loan prime rate published by the People’s Bank of China (the “PBOC”) for loans with the same or similar terms on the withdrawing date (5.39% per annum as of the December 31, 2016). As of December 31, 2016, no prepayment was made and RMB12,000,000 ($1,729,854) was still outstanding which will be repayable on October 11, 2017. The borrowing under the loan agreement is guaranteed by a third party company.

During the year ended December 31, 2016, thirteen short-term loans of RMB353,200,000 ($50,915,381) were obtained from the Agricultural Bank of China was outstanding:

•                  Three short-term loans of RMB83,200,000 ($11,993,657)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.57% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB83,200,000 ($11,993,657) was still outstanding, of which RMB43,200,000 ($6,227,476) will be repayable on January 12, 2017 and RMB40,000,000 ($5,766,181) will be repayable on March 10, 2017. All borrowings under the loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                  Two short-term loans of RMB30,000,000 ($4,324,636)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date (4.35% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB30,000,000 ($4,324,636) was still outstanding, of which RMB20,000,000 ($2,883,091) will be repayable on June 30, 2017 and RMB10,000,000 ($1,441,545) will be repayable on July 7, 2017. Borrowings under the loan agreements are guaranteed by a third party company. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                  Seven short-term loans of RMB190,000,000 ($27,389,361)—The interest bearing at a fixed rate was thereon based on the one year Loan Prime Rate(“LPR”) on the previous working day before withdrawing date rise 0.05% (4.35% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB190,000,000 ($27,389,361) was still outstanding, of which RMB20,000,000 ($2,883,091) will be repayable on July 31, 2017, RMB20,000,000 ($2,883,091) will be repayable on September 11, 2017, RMB40,000,000 ($5,766,181) will be repayable on September 20, 2017, RMB30,000,000 ($4,324,636) will be repayable on October 10, 2017, RMB30,000,000 ($4,324,636) will be repayable on October 11, 2017, RMB20,000,000 ($2,883,091) will be repayable on October 13, 2017 and RMB30,000,000 ($4,324,636) will be repayable on November 3, 2017. All borrowings under the loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 80% of its total net assets; and net operating cash flow shall not be negative for two consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                  Five short-term loan of RMB50,000,000 ($7,207,727)—The interest bearing at a fixed rate was thereon based on the one year LPR on the previous working day before withdrawing date rise 0.05% (4.35% per annum as of December 31, 2016). As of December 31, 2016, RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on November 14, 2017. The borrowing under the loan agreement is guaranteed by a third party company. The loan contains the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for two consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

During the year ended December 31, 2016, the China Construction Bank granted us ten loans of RMB320,000,000 ($46,129,451), of which RMB70,000,000 ($10,090,818) has been repaid during 2016 and the outstanding balance as of December 31, 2016 was RMB250,000,000 ($36,038,633). Details are as follow:

•                  Nine short-term loans of RMB270,000,000 ($38,921,724)—The interest bearing at a fixed rate was thereon based on the LPR plus 92 basis point (5.22% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB70,000,000 ($10,090,817) has been repaid during 2016 and RMB200,000,000 ($28,830,906) was still outstanding, of which RMB20,000,000 ($2,883,091) will be repayable on January 22, 2017, RMB40,000,000 ($5,766,181) will be repayable on January 29, 2017, RMB20,000,000 ($2,883,091) will be repayable on March 5, 2017, RMB25,000,000 ($3,603,863) will be repayable on March 14, 2017, RMB25,000,000 ($3,603,863) will be repayable on March 21, 2017, RMB25,000,000  ($3,603,863) will be repayable on April 15, 2017, RMB25,000,000  ($3,603,863) will be repayable on April 22, 2017 and RMB20,000,000 ($2,883,091) will be repayable on May 12, 2017. All borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, our CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, the credit rating shall not be lower than 10; debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB367,930,734 ($53,038,883); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                  One short-term loan of RMB50,000,000 ($7,207,727)—the interest bearing at a fixed rate was thereon based on the LPR plus 92 basis point (4.785% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on November 2, 2017. The borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun, our CEO, and his three family members simultaneously. The loan contains the following financial covenants: at any time during the loan period, the credit rating shall not be lower than 10; debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB367,930,734 ($53,038,883); contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2016.

All the short-term loans of China Construction Bank stated above was pledged by property, plant and equipment and land use rights of the Company with total carrying value of RMB183,987,360 ($26,522,612).

During the year ended December 31, 2016, the Agricultural Development Bank of China granted us three loans of RMB86,700,000 ($12,498,198), of which RMB36,700,000 ($5,290,471) has been repaid during 2016 and the outstanding balance as of December 31, 2016 was RMB50,000,000 ($7,207,727). Details are as follow:

•                  A short-term loan of RMB6,700,000 ($965,835)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, the amount of RMB6,700,000 ($965,835) has been repaid during 2016 and no balance was outstanding. Borrowing under the loan agreement is guaranteed by our CEO and his family member and pledged by property, plant and equipment of the Company. The pledge has been released along with the settlement of the loan.

•                  A short-term loan of RMB30,000,000 ($4,324,636)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, the amount of RMB30,000,000 ($4,324,636) has been repaid during 2016 and no balance was outstanding. Borrowing under the loan agreement is guaranteed by our CEO and his family member and pledged by property, plant and equipment of the Company. The pledge has been released along with the settlement of the loan. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                  A short-term loan of RMB50,000,000 ($7,207,727)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on September 29, 2017. The loan is granted under the scope of the Corn Acquisition Loan Guarantee Fund set up by the government of Heilongjiang Province. RMB15,000,000 ($2,162,318) as a deposit of the loan has been paid subsequently on January 1, 2017.

During the year ended December 31, 2016, China CITIC Bank granted us five loans of RMB139,970,000 ($20,177,311), which are including:

•                  Five short-term loans of RMB139,970,000 ($20,177,311)—The interest bearing at a fixed rate was thereon based on the prime interest rates on the withdrawing date plus 135.5 basis point (5.655% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB139,970,000 ($20,177,311) was still outstanding, of which RMB39,980,000 ($5,763,298) will be repayable on September 25, 2017, RMB49,000,000 ($7,063,572) will be repayable on September 26, 2017, RMB19,990,000 ($2,881,649) will be repayable on September 28, 2017, RMB15,000,000 ($2,162,318) will be repayable on October 23, 2017 and RMB16,000,000 ($2,306,473) will be repayable on October 25, 2017. All borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, our CEO, and a third party company simultaneously.

During the year ended December 31, 2016, the Daqing Rural Commercial Bank granted us a short-term loan of RMB49,000,000 ($7,063,572):

•                  A short-term loan of RMB49,000,000 ($7,063,572)—The interest bore at a fixed rate of 3.50% per annum. As of December 31, 2016, an amount of RMB49,000,000 ($7,063,572) was still outstanding, of which RMB14,700,000 ($2,119,072) will be repayable on July 19, 2017, RMB14,700,000 ($2,119,072) will be repayable on August 19, 2017 and RMB19,600,000 (2,825,429) will be repayable on September 19, 2017. The loan is guaranteed by a third party guarantor, to which we pledged our property, plant and equipment and land use rights with total carrying values of RMB92,953,353 ($13,399,647).

During the year ended December 31, 2016, the Longjiang Bank granted us a short-term loan of RMB51,000,000 ($7,351,881):

•                  A short-term loan of RMB51,000,000 ($7,351,881)—The interest bore at a fixed rate of 5.655% per annum. As of December 31, 2016, an amount of RMB51,000,000 ($7,351,881) was still outstanding, of which RMB15,000,000 ($2,162,318) will be repayable on September 30, 2017, RMB15,000,000 ($2,162,318) will be repayable on October 30, 2017, and RMB21,000,000 (3,027,245) will be repayable on November 30, 2017. The borrowing under the loan agreement is guaranteed by our CEO and his family member, and a third party guarantor, to which we pledged our property, plant and equipment and land use rights with total carrying values of RMB92,953,353 ($13,399,647).

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

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($72.1 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($50.5 million) on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($21.6 million). The bonds were fully settled during the year ended December 31, 2016. The proceeds from issuance of the Bonds were used for the purposes of our working capital and capital expenditures.

On November 2, 2016, our subsidiary, Shandong Borun has issued a private placement bonds with an principal amount of RMB300.0 million ($43.2 million) that registered with the Shanghai Stock Exchange. The proceeds from the issuance of the bonds were used in the purpose for our working capital and capital expenditures. The bonds were issued at face value of RMB100 ($14) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100.0 million ($14.4 million) should be repaid at the end of each of the third, fourth and fifth year life of the bonds. RMB300.0 million ($43.2 million) was outstanding as of December 31, 2016.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to (1) RMB78.5 million ($11.3 million) in the year ended December 31, 2014, mainly related to restricted bank deposits of RMB20.3 million ($2.9 million), payment for completing the expansion of our CPE plants and the construction of our two bams in Daqing of totaling RMB74.6 million ($10.8 million) and proceeds from sale of our available-for-sale securities in the amount of RMB15.8 million ($2.3 million) and proceeds from disposal of equipment of RMB0.6 million ($0.1 million); (2) RMB53.8 million ($7.8 million) in the year ended December 31, 2015, mainly related to proceeds from restricted bank deposits of RMB62.3 million ($9.0 million), payment for completing the expansion and maintenance of our CPE plants of RMB22.5 million($3.2 million), payment for purchase the held-to-maturity debt securities of RMB98.7 million ($14.2 million) and proceeds from disposal of equipment of RMB5.0 million ($0.7 million). (3) RMB0.1 million ($0.02 million) in the year ended December 31, 2016, mainly related to payment for maintenance our production facilities of RMB3.6 million ($0.5 million) and the proceeds from disposal of the foaming insulation equipment of RMB3.7 million ($0.6 million).

Future Capital Requirements—We had cash on hand of RMB830.4 million ($127.9 million), RMB495.6 million ($76.3 million) and RMB795.3 million ($114.7 million) on December 31, 2014, 2015 and 2016, respectively. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB5 million ($0.7 million) to RMB10 million ($1.4 million) for 2017, which related primarily to the payment for equipment of CPE projects and the maintenance our production facilities. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.            Research and Development

We spent approximately RMB1,580,480 ($227,833), RMB968,000 ($139,542) and RMB1,066,400 ($153,726), during the fiscal years ended December 31, 2014, 2015 and 2016, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB298.0 million ($43.0 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off- balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

		Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(RMB in millions)
Capital commitment	—	—	—	—	—
Purchase obligations for corn	—	—	—	—	—
Bonds payable	378.0	19.5	139.0	219.5	—
Short-term debt	905.2	905.2	—	—	—
Total:	1,283.2	924.7	139.0	219.5	—

ITEM 6.                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	46	Chief Executive Officer and Chairman of the Board
Bing Yu	40	Chief Strategy Officer
Yuanqin Chen	33	Chief Financial Officer
Hengxiu Song	45	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	57	Chief Technology Officer
Shunliang Hu	50	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	52	Independent Director
Xisheng Lu	66	Independent Director
Binbin Jiang	42	Independent Director

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation to our executive officers and directors was RMB 3,400,000 ($490,125).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was re-elected at our 2016 annual meeting of shareholders, which was held on January 6, 2017, to hold office until our next annual meeting of shareholders, which we currently expect will be held in December 2017. Jinmiao Wang, Hengxiu Song, Wen Jiang, Xisheng Lu and Binbin Jiang were re-elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Wen Jiang and Xisheng Lu have served on our board since January 2013.

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

D.            Employees

As of the date of this annual report, our Shouguang facility had 714 full-time employees and our Daqing facility had 445 full- time employees for a total of 1,159 full time employees, which is comprised of 880 manufacturing staff, 240 management and administrative personnel, and the rest, 39 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB9.8 million ($1.4 million), RMB10.4 million ($1.5 million) and RMB10.4 million ($1.5 million) for the years ended December 31, 2014, 2015 and 2016, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2016, we have paid RMB64,260 ($9,263) and RMB4,870,975 ($702,173) for group casualty insurance and pension insurance, respectively.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 25, 2017, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,027,822). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

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

Additional Related Party Transactions

There was no related party transactions in the fiscal year ended December 31, 2016.

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

We did not declare any dividends in 2014, 2015 and 2016. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.                                        THE OFFER AND LISTING.

A.    Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On April 20, 2017, the closing sale price of our ADSs as reported on the NYSE was $1.16 per ADS.

	Sale Price
	High	Low
Annual High and Low
2015	$1.48	$0.98
2016 Quarterly High and Low	$1.48	$0.98
First Quarter 2015	$1.46	$1.00
Second Quarter 2015	$1.48	$1.10
Third Quarter 2015	$1.22	$0.98
Fourth Quarter 2015	$1.46	$1.04
First Quarter 2016	$1.82	$1.37
Second Quarter 2016	$1.70	$1.42
Third Quarter 2016	$1.68	$1.44
Fourth Quarter 2016	$1.55	$1.24
Monthly High and Low
October 2016	$1.55	$1.24
November 2016	$1.44	$1.24
December 2016	$1.47	$1.30
January 2017	$1.38	$1.25
February 2017	$1.36	$1.24
March 2017	$1.24	$1.05
April 2017 (through April 20, 2017)	$1.18	$1.12

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

We obtained short-term bank loans of totaling RMB250,000,000 ($36,038,633) from China Construction Bank which were secured by pledges of equipment, buildings and land owned by Daqing Borun and guarantees by Shandong Borun, our CEO and three of his family members.

We obtained a short-term loan of RMB49,000,000 ($7,063,572) from Daqing Rural Commercial Bank, which was guaranteed by a third party guarantor. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

We also obtained a short-term loan of RMB51,000,000 ($7,351,881) from Longjiang Bank, which was guaranteed by a third party guarantor, our CEO and one of his family member. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

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

If a partnership or other pass-through entity holds our ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity. If you hold our ADSs through a partnership or other pass-through entity, you should consult your tax advisor as to the consequences of owning or disposing of such ADSs.

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

Dividends on ADSs

If you are a U.S. Holder of our ADSs in a taxable year in which are a PFIC (and any subsequent taxable years), this section generally may not apply to you — instead, see “Passive Foreign Investment Company” below. Otherwise, generally, if we make distributions on our ADSs, the U.S. dollar gross amount of any distributions (including amounts withheld to reflect withholding taxes by the PRC or any other foreign jurisdiction) you receive on our ADSs will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles and, as a result, you generally will be required to treat all distributions on our ADSs as dividends for U.S. federal income tax purposes.

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

Sales and other dispositions of ADSs

If you are a U.S. Holder of our ADSs in a taxable year in which are a PFIC (and any subsequent taxable years), this section generally may not apply to you — instead, see “Passive Foreign Investment Company” below. Otherwise, generally, when you sell or otherwise dispose of our ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and your adjusted tax basis in our ADSs, both as determined in U.S. dollars. Your adjusted tax basis will generally equal the amount you paid for our ADSs. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs is more than one year at the time of disposition. If you are an individual U.S. Holder, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. Any gain or loss recognized generally will be treated as derived from U.S. sources for U.S. foreign tax credit limitation purposes; however, as discussed above under “People’s Republic of China Taxation,” if the PRC tax authorities were to assert that any gains recognized were subject to PRC tax and you were eligible for the benefits of the Treaty, such gains or losses might be resourced under the Treaty to the PRC, and as a result treated as derived from non-U.S. sources for U.S. foreign tax credit purposes. Please see above under “People’s Republic of China Taxation,” “Effect of Uncertainties Relating to PRC Taxation” and “Foreign Tax Credit Considerations” for further discussions of the uncertainties relating to PRC taxation and the effect of such uncertainty on U.S. Holders.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and we may be a PFIC for our taxable year ending December 31, 2017 or thereafter, although there can be no assurance in either regard.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because our ADSs are listed on the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, instead of applying the PFIC rules above, you would include in each year as ordinary income the excess of the fair market value of our ADSs that you hold at the end of the year over your adjusted tax basis in such ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to- market election, any gain you recognize upon the sale or other disposition of our ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark- to- market election. Your adjusted tax basis in our ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs cease to be regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Assuming we are or were a PFIC, the rules described above could be avoided if you elected to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

As of December 31, 2016 all balance of borrowings consists of short-term borrowings and short-term portion of long-term borrowings which will mature at various dates within the year ending December 31, 2017 and do not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. Our bonds were issued at fixed rates and expose us to fair value and interest rate risk which will mature at fiscal year 2021.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.0% in 2016 compared with 2015.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.4% in 2014, a depreciation of approximately 6.1% and 6.4% in 2015 and 2016, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

•    transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2016, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2016. In making its assessment, management used the criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

	Year ended December 31,
	2015	2016
	(RMB)	(RMB)	($)
Audit fees	1,450,000	1,450,000	209,024
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

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

BDO’s engagement to audit our consolidated financial statements for the year ended December 31, 2016 were not attributed to work performed by persons other than BDO’s full-time permanent employees.

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

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of the Company and its subsidiaries are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Counter Guarantee Mortgage Contract, Dated September 22, 2016, by and between Heilongjiang Province Agriculture Credit-guarantee Co., Ltd. and Daqing Borun

4.4	Form of Independent Director Agreement(1)

4.5	Form of Indemnification Agreement(1)

4.6	Mortgage Contract, Dated December 23, 2015, by and between Daqing Branch of China Construction Bank and Daqing Borun

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 25, 2017

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name :	Jinmiao Wang
Title:	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheets of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

April 25, 2017

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	495,630,607	795,329,065	114,650,290
Held-to-maturity debt securities (note 4)	107,912,111	—	—
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil ($ nil), as of December 31, 2015 and 2016, respectively (note 5)	515,520,269	415,621,572	59,913,734
Inventories (note 6)	438,841,092	602,628,839	86,871,679
Advance to suppliers (note 7)	344,998,183	245,977,475	35,458,768
Other receivables (note 8)	59,032,438	81,055,814	11,684,563
Prepaid expenses	3,217,488	3,325,225	479,346
Total current assets	1,965,152,188	2,143,937,990	309,058,380
Property, plant and equipment, net (note 9)	988,392,988	876,240,529	126,314,045
Land use rights, net (note 10)	133,292,782	130,460,205	18,806,430
Intangible assets, net (note 11)	1,996,285	—	—
Deferred income tax assets (note 16)	1,755,197	—	—
Total assets	3,090,589,440	3,150,638,724	454,178,855

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	22,292,132	23,643,261	3,408,283
Accrued expenses and other payables (note 12)	80,201,926	47,614,155	6,863,796
Income taxes payable	26,175,329	12,242,364	1,764,792
Short-term borrowings (note 13)	753,200,000	905,170,000	130,484,359
Current portion of long-term borrowings (note 13)	84,000,000	—	—
Bonds payable in connection with 2013 Bonds:
Outstanding principal amount of RMB320,000,000, bearing fixed annual interest rate of 9.3%, with maturity on April 16, 2016 (less unamortized debt issuance costs based on imputed interest rate of 10.53% of RMB427,908 and RMB nil as of December 31, 2015 and 2016, respectively) (note 14)	319,572,092	—	—
Total current liabilities	1,285,441,479	988,669,780	142,521,230
Bonds payable in connection with 2016 Bonds:
Outstanding principal amount of RMB300,000,000 ($43,246,360), bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB nil and RMB6,830,549 ($984,654) as of December 31, 2015 and 2016, respectively) (note 14)	—	293,169,451	42,261,706
Total liabilities	1,285,441,479	1,281,839,231	184,782,936

Commitments and contingencies (note 17)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2015 and 2016, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	67,483,377
Retained earnings—appropriated (note 2)	147,162,560	153,533,656	22,132,572
Retained earnings—unappropriated	1,190,180,107	1,247,519,969	179,835,659
Accumulated other comprehensive loss	(502,489)	(561,915)	(81,414)
Total shareholders’ equity	1,805,147,961	1,868,799,493	269,395,919

Total liabilities and shareholders’ equity	3,090,589,440	3,150,638,724	454,178,855

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,433,820,369	2,652,043,999	2,132,680,185	307,435,518
Cost of goods sold	2,173,381,791	2,372,269,654	1,950,614,338	281,189,900
Gross profit	260,438,578	279,774,345	182,065,847	26,245,618
Operating expenses:
Selling	4,880,386	5,210,530	4,164,703	600,361
General and administrative	43,421,610	50,254,277	48,413,749	6,979,061
Impairment losses of property, plant and equipment	—	7,020,788	—	—
Total operating expenses	48,301,996	62,485,595	52,578,452	7,579,422

Income from operations	212,136,582	217,288,750	129,487,395	18,666,196
Other income (expenses):
Government subsidy	—	42,630,000	—	—
Interest income	2,707,003	12,694,278	4,043,903	582,947
Interest expense	(108,019,874)	(100,595,362)	(52,669,508)	(7,592,549)
Loss on sale of available-for-sale securities	(1,965,765)	—	—	—
Others, net	756,252	(211,468)	4,086,154	589,038
Total other expense, net	(106,522,384)	(45,482,552)	(44,539,451)	(6,420,564)

Income before income tax expenses	105,614,198	171,806,198	84,947,944	12,245,632
Income tax (credit) expenses (note 16)
Current	26,403,549	44,706,746	19,481,789	2,808,388
Deferred	—	(1,755,197)	1,755,197	253,020
Income tax expenses	26,403,549	42,951,549	21,236,986	3,061,408

Net income attributable to ordinary shareholders	79,210,649	128,854,649	63,710,958	9,184,224
Other comprehensive income (loss), net of tax:
Reclassification adjustment of available-for-sale securities, net of tax	746,137	—	—	—
Foreign currency translation adjustment	(2,831)	(51,245)	(59,426)	(8,567)
Other comprehensive income (loss)	743,306	(51,245)	(59,426)	(8,567)

Total comprehensive income attributable to ordinary shareholders	79,953,955	128,803,404	63,651,532	9,175,657

Earnings per share (note 2):
Basic and Diluted	3.08	5.01	2.48	0.36
Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2014	25,725,000	175,596	468,132,187	126,356,029	1,002,921,340	(1,194,550)	1,596,390,602
Net income for the year	—	—	—	—	79,210,649	—	79,210,649
Transfer to statutory reserves	—	—	—	7,921,066	(7,921,066)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(2,831)	(2,831)
Reclassification adjustment of available-for-sale securities, net of tax of RMB248,712 ($40,646)	—	—	—	—	—	746,137	746,137
Balance as of December 31, 2014	25,725,000	175,596	468,132,187	134,277,095	1,074,210,923	(451,244)	1,676,344,557
Net income for the year	—	—	—	—	128,854,649	—	128,854,649
Transfer to statutory reserves	—	—	—	12,885,465	(12,885,465)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(51,245)	(51,245)
Balance as of December 31, 2015	25,725,000	175,596	468,132,187	147,162,560	1,190,180,107	(502,489)	1,805,147,961
Net income for the year	—	—	—	—	63,710,958	—	63,710,958
Transfer to statutory reserves	—	—	—	6,371,096	(6,371,096)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(59,426)	(59,426)
Balance as of December 31, 2016	25,725,000	175,596	468,132,187	153,533,656	1,247,519,969	(561,915)	1,868,799,493

Balance as of December 31, 2016 ($)	25,725,000	25,725	67,483,377	22,132,572	179,835,659	(81,414)	269,395,919

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Net income	79,210,649	128,854,649	63,710,958	9,184,224
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of available-for-sale securities	1,965,765	—	—	—
Interest income on held-to-maturity debt securities	—	(9,191,349)	(1,587,889)	(228,902)
Impairment loss of property, plant and equipment	—	7,020,788	—	—
(Gain)/loss on disposal of property, plant and equipment	(552,865)	242,575	(3,743,590)	(539,655)
Deferred income taxes	—	(1,755,197)	1,755,197	253,020
Depreciation	118,209,623	119,717,245	115,744,856	16,685,146
Amortization expense	6,658,690	6,658,821	4,828,862	696,102
Amortized debt issuance costs associated to the bonds	5,134,902	5,134,902	672,831	96,992
Changes in operating assets and liabilities:
Trade accounts receivable	(173,017,513)	15,960,712	99,898,697	14,400,850
Inventories	(143,548,505)	57,913,533	(163,787,747)	(23,610,746)
Prepaid expenses and other current assets	208,044,828	(276,206,763)	87,668,833	12,637,860
Trade accounts payable	(12,216,553)	5,236,453	1,351,129	194,771
Accrued expenses and other payables	(16,160,797)	(8,712,481)	(32,647,208)	(4,706,243)
Income tax payable	(2,913,743)	19,969,814	(13,932,965)	(2,008,500)
Net cash provided by operating activities	70,814,481	70,843,702	159,931,964	23,054,919

Cash flows from investing activities:
Restricted bank deposits	(20,329,333)	62,370,000	—	—
Purchases of property, plant and equipment and construction in progress	(74,569,901)	(22,453,760)	(3,592,397)	(517,861)
Purchases of held-to-maturity debt securities	—	(98,720,762)	—	—
Proceeds from disposal of property, plant and equipment	634,000	5,012,504	3,743,590	539,655
Proceeds from sale of available-for-sale securities	15,812,953	—	—	—
Net cash provided by/ (used in) investing activities	(78,452,281)	(53,792,018)	151,193	21,794

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	1,168,000,000	793,200,000	961,870,000	138,657,921
Repayments of borrowings	(851,200,000)	(965,000,000)	(893,900,000)	(128,859,738)
Settlement of bonds	—	(180,000,000)	(221,279,238)	(31,898,405)
Proceeds from the issuance of bonds, net of debt issuance costs paid	—	—	292,924,529	42,226,399
Net cash provided by/(used in) financing activities	316,800,000	(351,800,000)	139,615,291	20,126,177

Effect of foreign currency exchange translation	(2,831)	(51,245)	10	1

Net increase/(decrease) in cash	309,159,369	(334,799,561)	299,698,458	43,202,891
Cash—beginning of year	521,270,799	830,430,168	495,630,607	71,447,399

Cash—end of year	830,430,168	495,630,607	795,329,065	114,650,290

Supplemental disclosure of cash flow information:
Cash paid for income taxes	29,317,293	24,736,935	33,414,753	4,816,888
Cash paid for interest	102,886,599	65,676,931	76,584,346	11,039,981

Non-cash investing activities:
Accrued fixed asset purchases	4,746,821	2,121,712	—	—
Offsetting other payables to the debt securities issuer for the principal amounts of held-to-maturity debt securities to be received upon matured	—	—	98,720,762	14,231,045

Non-cash financing activities:
Offsetting other receivables from the bonds holder upon the settlement of bonds	—	—	98,720,762	14,231,045

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.                            Description of Business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation (“New Borun”), Golden Direction Limited (“Golden Direction”), China High Enterprises Limited (“China High”), Shandong Borun Industrial Co., Ltd. (“Shandong Borun”) and Daqing Borun Biotechnology Co., Ltd (“Daqing Borun”).  New Borun, Golden Direction, China High, Shandong Borun and Daqing Borun are collectively referred to as the “Company”.

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

China High was incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

Weifang Great Chemical, Inc. (“WGC”) was established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the People’s Republic of China (“PRC”). For restructuring and reorganization purposes, pursuant to an equity interest acquisition agreement, China High acquired all of the equity interests of WGC on September 30, 2008.  In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the “Restructuring”). Shandong Borun was set up in the city of Shouguang in China’s Shandong Province by Mr. Jinmiao Wang (“Mr. Wang”) and his family members (collectively the “Wang Family”) on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-50-15-6, “Business Combinations”.

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

During the year ended December 31, 2016, the Company has disposed all long-lived assets of foam insulation business segment and exited the business accordingly. The income (loss) before income tax expenses of foam insulation business segment for the years ended December 31, 2014, 2015 and 2016 were RMB1,383,439, RMB(6,891,333) and RMB810,840 ($116,886), respectively, which represented 1%, (4%) and 1% to the Company’s consolidated income before income tax expenses for the years ended December 31, 2014, 2015 and 2016, respectively. The disposal of foam insulation business does not represent a strategic shift that had a major effect on our operations and financial results. As such, the disposal of long-lived assets of foam insulation business segment have not been reported in discontinued operations as required by FASB ASC Topic 205-20, “Presentation of Financial Statements—Discontinued Operations” in the consolidated financial statements for the periods presented.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in the PRC. The Company also produces Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), liquid carbon dioxide and crude corn oil as by-products of edible alcohol production and chlorinated polyethylene (“CPE”) that are widely used in a broad range of industries.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the New Borun, Golden Direction, China High, Shandong Borun and Daqing Borun. All significant inter-company transactions and balances have been eliminated upon consolidation.

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

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.9370 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2016. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Available-for-sale Securities

Available-for-sale securities are investments in debt securities and equity securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of income and comprehensive income upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains or losses for available-for-sale securities are excluded from the net income attributable to ordinary shareholders and reported net of taxes in the “other comprehensive loss” in the statement of income and comprehensive income, and accumulated as shareholders’ equity until realized. All available-for-sale securities were sold during the year ended December 31, 2014 and recorded a loss of RMB1,965,765.

Held-to-maturity Debt Securities

A held-to-maturity debt security is a debt security that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. If it is not a hedged item, a held-to-maturity debt security should be carried at amortized cost subject to other-than-temporary impairment. All held-to-maturity debt securities matured and settled during the year ended December 31, 2016.

Inventories

Inventories are stated at the lower of cost or market determined using the weighted average method which approximates cost and estimated net realizable value.  Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. From November 2013, the Company initiated a “bill and hold” arrangement with the granaries whereby the Company took the possession of the corn upon purchase and storage of the corn by the granaries. Purchased corn are recognized as inventories when the significant risks and rewards of ownership are considered to be transferred to the Company upon full payment of the corn price made to the granaries and the quantity and quality of the purchased corn had been inspected and acknowledged by the Company.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Property, Plant, and Equipment (Continued)

Maintenance and repairs are charged directly to expense as incurred, whereas improvements and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized in the consolidated statements of income and comprehensive income.

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

Intangible Assets

Intangible assets include production license for use in the production and distribution of edible alcohol and is accounted for under FASB ASC Topic 350-30, “General Intangibles Other Than Goodwill”. The current production license for use in the production and distribution of edible alcohol is renewed in October 2016 with an additional five years. The production license renewal is normally subject to inspection and renewed every five years with a small renewal application fee cost. Based on the Company’s historical experience in producing and distributing edible alcohol, the Company does not expect to incur significant cost to renew its production license nor does it expect any material modifications to the existing terms of the production license, or any difficulties in renewing the license. Amortization expense is calculated on a straight-line basis over the useful life of the production license which include additional five-year expected renewal period. The intangible assets have been fully amortized during the year ended December 31, 2016.

Valuation of Long-Lived Assets

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

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company records impairment losses of RMB nil, RMB7,020,788 and RMB nil ($ nil) for the years ended December 31, 2014, 2015 and 2016, respectively. The relevant impaired property, plant and equipment, net of RMB7,020,788 ($1,012,078) was disposed during the year ended December 31, 2016, the net proceeds from the disposal was RMB3,743,590 ($539,655).

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Value added tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2015 and 2016, the trade accounts receivable included the output VAT charged to customers are RMB66,205,852 and RMB53,388,567 ($7,696,204), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable — input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 0% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2015 and 2016, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB50,059,386 and RMB74,986,737 ($10,809,678), respectively.

According to Cai Kuai [2013] No. 36, sales taxes and surcharges has been replaced with value-added taxes effective from May 1, 2016.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2014, 2015 and 2016.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2014, 2015 and 2016.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2014, 2015 and 2016.

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

The total amounts for such employee benefits, which were expensed, were RMB9,808,692, RMB10,369,297 and RMB10,016,774 ($1,443,963) for the years ended December 31, 2014, 2015 and 2016, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the statement of income and comprehensive income in the period in which they are incurred. For the years ended December 31, 2014, 2015 and 2016, no interests were capitalized as borrowing cost in property, plant and equipment.

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

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2015 and 2016, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income”. FASB ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported net of taxes in the consolidated statements of income and comprehensive income. The components of comprehensive income were the net income for the years, the foreign currency translation adjustments and the unrealized holding gain (loss) or any reclassification adjustment of available-for-sale securities.

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

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriation of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2014, 2015 and 2016, the Company made the transfers to this reserve fund in the amounts of RMB7,921,066, RMB12,885,465 and RMB6,371,096 ($918,422), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not proposed any dividend payment for the years ended December 31, 2014, 2015 and 2016.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.      Summary of Significant Accounting Policies (Continued)

Earnings Per Share (Continued)

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income, representing undistributed earnings available to ordinary shareholder—basic and diluted	79,210,649	128,854,649	63,710,958	9,184,224

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000
Earnings per share:
Basic and diluted	3.08	5.01	2.48	0.36

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2015 and 2016, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially, all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, liquid carbon dioxide and crude corn oil and the Company’s chemical products CPE in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the years ended December 31, 2014, 2015 and 2016.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.      Summary of Significant Accounting Policies (Continued)

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

As of December 31, 2016, all balance of borrowing are short-term borrowings which will be matured at various dates within the year ending December 31, 2017 and do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from bonds. The Company’s bonds were issued at fixed rates on November 2, 2016 (the “2016 Bonds”) and expose the Company to fair value and interest rate risk which will be matured at fiscal year 2021.

The interest rates profile and terms of repayment of the Company’s bonds payable at the end of the reporting periods are disclosed in note 14 to the consolidated financial statements.

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

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. Public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  We are currently evaluating the impact of the adoption of ASU 2017-04 on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period.  We are currently evaluating the impact of the adoption of ASU 2016-18 on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. We are currently evaluating the impact of the adoption of ASU 2016-15 on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In April 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted.  The Company does not expect the adoption of ASU 2016-09 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”).  The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted.  We are currently evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

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

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in U.S. GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of ASU 2015-11 to have a material impact on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  Further to ASU 2014-09 and ASU 2015-14, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”) in March 2016, ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) in April 2016, ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), respectively. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition.  Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU 2016-20 represents changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 are the same as ASU 2014-09. We are currently evaluating the impact of the adoption of ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 on our consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Reclassification of Accounts

The amendments in ASU No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), simplifies presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a directly deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and should be applied on a retrospective basis.

Certain prior years’ amounts and disclosures relating to the debt issuance costs associated to the Bonds have been reclassified to conform to current year presentations after ASU 2015-03 was effective in fiscal year 2016. There was no change to previously reported shareholders’ equity or net income attributable to ordinary shareholders. The following is the summary of major prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line items:

Major reclassification of accounts	Effect of the changes on the balance sheet as of December 31, 2015 and the statements of income for the years ended December 31, 2014 and 2015:
Debt issuance costs related to the Bonds reported in the balance sheet as a direct deduction from the face amount of the Bonds (FASB ASC Topic 835-30-45-1A)

Unamortized debt issuance costs of RMB427,908 associated to 2013 Bonds which were previously recorded as prepaid expenses in current assets, are net off with the Bonds payable in connection with 2013 Bonds as of December 31, 2015. Bonds payable in connection with 2013 Bonds as of December 31, 2015 was changed to RMB319,572,092 accordingly.

Relevant disclosures about unamortized debt issuance costs associated to 2013 Bonds were amended in Note 14 and Note 18 to conform to the current presentation accordingly.

Amortization of debt issuance costs shall be reported as interest expense (FASB ASC Topic 835-30-45-3)

The amortization of debt issuance costs of the Bonds were previously presented as a separated line item in the statements of income. The amortized debt issuance costs of the Bonds of RMB5,134,902 and RMB5,134,902 for the years ended December 31, 2014 and 2015, respectively, were currently included in the interest expense in the statements of income for the periods presented.

Relevant disclosures and presentation about the amortization of debt issuance costs associated to 2013 Bonds were amended in Note 14 and Note 18 to conform to the current presentation accordingly.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured or disclosed on a recurring basis

The fair value of financial items of the Company for disclosure purpose including cash, other receivables, advance to suppliers, accrued expenses and other payables and short-term borrowings, approximate their carrying value due to their short-term nature. The Company’s investment (held-to-maturity debt securities) is disclosed using significant other observable inputs (Level 2), because it does not have regular market pricing. Liabilities of the Company for fair value disclosure purpose within Level 2 include long-term borrowings from financial institutions and bonds payable. Their carrying amounts are reasonable approximates of their fair value at the end of the reporting period due to all the long-term debts carry interest rates which approximate rates currently offered by the financial institutions for similar debt instruments of comparable maturities . The Company did not have any financial instruments measured or disclosed at fair value using Level 3 as of December 31, 2015 and 2016.

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

4.         Held-to-maturity Debt Securities

On January 29, 2015, the Company’s subsidiary, Daqing Borun purchased 1,000,000 units of private placement bonds (each unit with par value of RMB100 with nominal annul interest of 9.5%, and hereafter referred as the “Borun Bonds”) which was traded in the Shanghai Stock Exchange and issued by Shandong Borun (another subsidiary of the Company) on January 29, 2013, at a cash consideration of RMB98,720,762 ($15,202,778). Upon the maturity of held-to-maturity debt securities on January 29, 2016, the principal amounts of held-to-maturity debt securities of RMB98,720,762 ($14,231,045) to be received have been offset with other payables of Shandong Borun. The interest income from the Borun Bonds for the years ended December 31, 2014, 2015 and 2016 were RMB nil, RMB9,191,349 and RMB1,587,889 ($228,902), respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

5.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Trade accounts receivable	515,520,269	415,621,572	59,913,734
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	515,520,269	415,621,572	59,913,734

As of December 31, 2015 and 2016, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

6.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Raw materials	387,319,932	567,751,699	81,843,981
Work-in-process	5,152,109	2,717,584	391,752
Finished goods	46,369,051	32,159,556	4,635,946
Total inventories	438,841,092	602,628,839	86,871,679

The Company did not set up any inventory reserve as of December 31, 2015 and 2016. As of December 31, 2015 and 2016, no raw materials were pledged as collateral for borrowings from financial institutions.

7.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	343,839,565	245,394,904	35,374,788
Others	1,158,618	582,571	83,980
Total advance to suppliers	344,998,183	245,977,475	35,458,768

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

8.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	52,829,584	74,986,737	10,809,678
Deposit for loan guarantee	2,900,000	2,900,000	418,048
Others	3,302,854	3,169,077	456,837
Total other receivables	59,032,438	81,055,814	11,684,563

Note (i):             As of December 31, 2015 and 2016, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB50,059,386 and RMB74,986,737 ($10,809,678), respectively.

9.     Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Buildings and improvements	642,901,735	642,901,735	92,677,200
Machinery	926,621,646	924,995,666	133,342,319
Office equipment and furnishing	1,468,593	1,468,593	211,704
Motor vehicles	1,715,958	1,715,958	247,363
Total cost	1,572,707,932	1,571,081,952	226,478,586
Total accumulated depreciation	(611,246,250)	(725,365,126)	(104,564,671)
Construction in progress	26,931,306	30,523,703	4,400,130
Total property, plant, and equipment, net	988,392,988	876,240,529	126,314,045

Certain buildings with an aggregate carrying value of RMB89,567,625 and RMB115,614,217 ($16,666,314), respectively, and certain equipment with an aggregate carrying value of RMB133,059,754 and RMB152,421,561 ($21,972,259), respectively, were pledged as collateral for borrowings from the financial institutions as of December 31, 2015 and 2016. For the years ended December 31, 2014, 2015 and 2016, no interests were capitalized as borrowing cost in property, plant and equipment.

The depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were RMB118,209,623, RMB119,717,245 and RMB 115,744,856 ($16, 685,146), respectively.

Construction in progress refers to mainly the new office buildings and production facilities under construction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

10.                     Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Land use rights at cost	144,726,756	144,726,756	20,863,018
Accumulated amortization	(11,433,974)	(14,266,551)	(2,056,588)
Total land use rights, net	133,292,782	130,460,205	18,806,430

As of December 31, 2015 and 2016, certain land use rights with an aggregate carrying value of RMB5,581,879 and RMB8,904,935 ($1,283,686), respectively, were pledged as collateral for borrowings from the financial institutions.

The amortization expenses for the years ended December 31, 2014, 2015 and 2016 were RMB2,832,447, RMB2,832,578 and RMB2,832,577 ($408,329), respectively. No provision for impairment loss has been charged for the years ended December 31, 2014, 2015 and 2016.

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2017	2,832,573
2018	2,832,573
2019	2,832,573
2020	2,832,573
2021	2,832,573
Thereafter	116,297,340
Total	130,460,205

11.                     Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Production license at cost	28,779,986	28,779,986	4,148,765
Accumulated amortization	(26,783,701)	(28,779,986)	(4,148,765)
Total intangible assets, net	1,996,285	—	—

The amortization expenses for the years ended December 31, 2014, 2015 and 2016 were RMB3,826,243, RMB3,826,243 and RMB  1,996,285 ($287,773), respectively. No provision for impairment loss has been charged for the years ended December 31, 2014, 2015 and 2016.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

12.                     Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Payroll and welfare payables	19,257,320	19,056,799	2,747,124
VAT and other tax payables	27,340,316	25,633,805	3,695,229
Accrued fixed assets purchases	2,121,712	—	—
Other payables and accruals	4,277,122	2,923,551	421,443
Accrued bonds’ interest expenses (note 14)	27,205,456	—	—
Total accrued expenses and other payables	80,201,926	47,614,155	6,863,796

13.                     Borrowings

Borrowings consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Short-term borrowings	753,200,000	905,170,000	130,484,359

Long-term borrowings
Current portion	84,000,000	—	—
Non-current portion	—	—	—
	837,200,000	905,170,000	130,484,359

The borrowings represent the Company’s outstanding loans from various financial institutions at end of the reporting period, and consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Industrial & Commercial Bank of China (note (i))	24,000,000	12,000,000	1,729,854
Agricultural Bank of China (note (ii))	383,200,000	353,200,000	50,915,381
China Construction Bank (note (iii))	230,000,000	250,000,000	36,038,633
Agricultural Development Bank of China (note (iv))	60,000,000	50,000,000	7,207,727
China CITIC Bank (note (v))	140,000,000	139,970,000	20,177,311
Daqing Rural Commercial Bank (note (vi))	—	49,000,000	7,063,572
Longjiang Bank (note (vii))	—	51,000,000	7,351,881
Total borrowings	837,200,000	905,170,000	130,484,359

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

Note (i):    During the year ended December 31, 2016, one short-term loan of RMB 12,000,000 ($1,729,854) obtained from the Industrial & Commercial Bank of China (the “ICBC”) was still outstanding:

•                      A short-term loan of RMB12,000,000 ($1,729,854)—The interest bearing at a fixed rate was thereon based on the prime rate published by the People’s Bank of China (the “PBOC”) for loans with the same or similar terms on the withdrawing date (5.39% per annum as of the December 31, 2016). As of December 31, 2016, no prepayment was made and RMB12,000,000 ($1,729,854) was still outstanding which will be repayable on October 11, 2017. The borrowing under the loan agreement is guaranteed by a third party company.

During the year ended December 31, 2015, one long-term loan of RMB24,000,000 obtained from the ICBC was still outstanding:

•                      A long-term loan of RMB24,000,000—The total original loan amount was RMB90,000,000. The interest bearing at a floating rate was thereon based on the prime rate published by the People’s Bank of China (the “PBOC”) for loans with the same or similar terms on the contract date rise 10% (6.60% per annum as of the December 31, 2015, and adjustable yearly following the publishing of rate adjustments by the PBOC during the term of the loan and calculated piecewise). As of December 31, 2015, a total amount of RMB66,000,000 had been repaid, and RMB24,000,000 was outstanding. This loan has been fully settled during 2016.

Note (ii):   During the year ended December 31, 2016, thirteen short-term loans of RMB353,200,000 ($50,915,381) were obtained from the Agricultural Bank of China (the “ABC”) was outstanding:

•                      Three short-term loans of RMB83,200,000 ($11,993,657)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.57% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB83,200,000 ($11,993,657) was still outstanding, of which RMB43,200,000 will be repayable on January 12, 2017 and RMB40,000,000 will be repayable on March 10, 2017. All borrowings under the loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                      Two short-term loans of RMB30,000,000 ($4,324,636)—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date (4.35% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB30,000,000 ($4,324,636) was still outstanding, of which RMB20,000,000 will be repayable on June 30, 2017 and RMB10,000,000 will be repayable on July 7, 2017. Borrowings under the loan agreements are guaranteed by a third party company. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.                     Borrowings (Continued)

•                      Seven short-term loans of RMB190,000,000 ($27,389,361)—The interest bearing at a fixed rate was thereon based on the one year Loan Prime Rate(“LPR”) on the previous working day before withdrawing date rise 0.05% (4.35% per annum as of December 31, 2016). As of December 31, 2016, no prepayment was made, and RMB190,000,000 ($27,389,361) was still outstanding, of which RMB20,000,000 will be repayable on July 31, 2017, RMB20,000,000 will be repayable on September 11, 2017, RMB40,000,000 will be repayable on September 20, 2017, RMB30,000,000 will be repayable on October 10, 2017, RMB30,000,000 will be repayable on October 11, 2017, RMB20,000,000 will be repayable on October 13, 2017 and RMB30,000,000 will be repayable on November 3, 2017. All borrowings under the loan agreements are guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 80% of its total net assets; and net operating cash flow shall not be negative for two consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                      One short-term loan of RMB50,000,000 ($7,207,727)—The interest bearing at a fixed rate was thereon based on the one year LPR on the previous working day before withdrawing date rise 0.05% (4.35% per annum as of December 31, 2016). As of December 31, 2016, RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on November 14, 2017. The borrowing under the loan agreement is guaranteed by a third party company. The loan contains the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for two consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2016.

During the year ended December 31, 2015, the Agricultural Bank of China (the “ABC”) granted the Company thirteen loans of RMB383,200,000 which are including:

•                      Two short-term loans of RMB70,000,000—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.62% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB70,000,000 was outstanding, of which RMB40,000,000 was repaid on March 4, 2016 and RMB30,000,000 was repaid on April 12, 2016. All borrowings under these loan agreements were guaranteed by third party companies and the Chief Executive Officer Mr. Jinmiao Wang (the “CEO”) simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loans of RMB43,200,000—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.88% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB43,200,000 was outstanding, of which RMB23,200,000 was repaid on January 8, 2016 and RMB20,000,000 was repaid on January 15, 2016. All borrowings under these loan agreements were guaranteed by third party companies. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.       Borrowings (Continued)

•                      Two short-term loans of RMB50,000,000—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (5.09% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB50,000,000 was outstanding, of which RMB30,000,000 was repaid on July 1, 2016 and a loan of RMB20,000,000 was repaid on August 1, 2016. All borrowings under these loan agreements were guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Five short-term loans of RMB140,000,000—The interest bearing at a fixed rate was thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.83% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB140,000,000 was outstanding, of which RMB20,000,000 was repaid on September 12, 2016, RMB40,000,000 was repaid on September 21, 2016, and three loans of RMB30,000,000, RMB 20,000,000 and RMB30,000,000 were repaid on October 11, October 13 and October 12, 2016 respectively. All borrowings under these loan agreements were guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loans of RMB80,000,000—The interest bearing at a fixed rate is thereon based on the prime rate published by the PBOC for loans with the same or similar terms on the contract date rise 5% (4.57% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB80,000,000 was outstanding of which RMB30,000,000 was repaid on November 3, 2016, RMB50,000,000 was repaid on November 14, 2016 respectively. All borrowings under the loan agreement were guaranteed by third party companies and the CEO simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Shandong Borun shall not be higher than 70%; contingent liabilities of Shandong Borun shall not exceed 50% of its total net assets; and net operating cash flow shall not be negative for three consecutive years. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.   Borrowings (Continued)

Note (iii):  During the year ended December 31, 2016, the China Construction Bank (the “CCB”) granted the Company ten loans of RMB320,000,000 ($46,129,451), of which RMB70,000,000 ($10,090,818) has been repaid during 2016 and the outstanding balance as of December 31, 2016 was RMB250,000,000 ($36,038,633). Details are as follow:

•                      Nine short-term loans of RMB270,000,000 ($38,921,724)—The interest bearing at a fixed rate was thereon based on LPR plus 92 basis point (5.22% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB70,000,000 has been repaid during 2016 and RMB200,000,000 ($28,830,906) was still outstanding, of which RMB20,000,000 will be repayable on January 22, 2017, RMB40,000,000 will be repayable on January 29, 2017, RMB20,000,000 will be repayable on March 5, 2017, RMB25,000,000 will be repayable on March 14, 2017, RMB25,000,000 will be repayable on March 21, 2017, RMB25,000,000 will be repayable on April 15, 2017, RMB25,000,000 will be repayable on April 22, 2017 and RMB20,000,000 will be repayable on May 12, 2017. All borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, the credit rating shall not be lower than 10; debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB367,930,734; contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                      One short-term loan of RMB50,000,000 ($7,207,727)—the interest bearing at a fixed rate was thereon based on LPR plus 92 basis point (4.785% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on November 2, 2017. The borrowing under the loan agreement is guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loan contains the following financial covenants: at any time during the loan period, the credit rating shall not be lower than 10; debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB367,930,734; contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2016.

All the short-term loans of CCB stated above were pledged by property, plant and equipment and land use rights of the Company with total carrying value of RMB183,987,360 ($26,522,612).

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.       Borrowings (Continued)

During the year ended December 31, 2015, the China Construction Bank (the “CCB”) granted the Company six loans of RMB230, 000, 000, which are including:

•                      Two short-term loans of RMB100,000,000—the interest thereon bear at a fixed rate that is based on LPR plus 122 basis point (6.72% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 was outstanding and RMB50,000,000 was repaid on January 16, 2016, RMB50,000,000 was repaid on February 9, 2016. Borrowings under these loan agreements were guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000, contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      Two short-term loans of RMB100,000,000—the interest thereon bear at a fixed rate that is based on LPR plus 133.4 basis point (6.63% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB100,000,000 was outstanding and RMB50,000,000 was repaid on March 17, 2016, RMB50,000,000 was repaid on April 21, 2016. Borrowings under these loan agreements were guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000, contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; and accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets. The Company was in compliance with the above financial covenants as of December 31, 2015.

•                      A short-term loan of RMB20,000,000 ($3,097,956)—the interest thereon bear at a fixed rate that is based on LPR plus 158 basis point (6.63% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB20,000,000 ($3,097,956) was outstanding, which was repaid during 2016. Borrowing under the loan agreement was secured by equipments of Daqing Borun with total carrying values of RMB116,370,518 as of December 31, 2015, and guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000; contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; he ownership structure of the Daqing Borun shall not be changed. The Company was in compliance with the above financial covenants as of December 31, 2015.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.       Borrowings (Continued)

•                      A short-term loan of RMB10,000,000—the interest thereon bear at a fixed rate that is based on the loan prime rates plus 92 basis point (5.22% per annum as of December 31 2015). As of December 31, 2015, an amount of RMB10,000,000 was outstanding, which was repaid on December 30, 2016. Borrowing under the loan agreement was secured by buildings and land of Daqing Borun with total carrying values of RMB89,567,625 and RMB5,581,879, respectively, as of December 31, 2015, and guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and his three family members simultaneously. The loans contain the following financial covenants: at any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; the current ratio of Daqing Borun shall be less than 0.80; contingent liabilities of Daqing Borun shall not exceed RMB156,000,000, contingent liabilities of Daqing Borun shall not exceed 50% of its total net assets; accumulated long-term investment of Daqing Borun shall not exceed 30% of its net assets; the ownership structure of the Daqing Borun shall not be changed. The Company was in compliance with the above financial covenants as of December 31, 2015.

Note (iv):      During the year ended December 31, 2016, the Agricultural Development Bank of China (the “ADB”) granted the Company three loans of RMB86,700,000 ($12,498,198), of which RMB36,700,000 ($5,290,471) has been repaid during 2016 and the outstanding balance as of December 31, 2016 was RMB50,000,000 ($7,207,727). Details are as follow:

•                      A short-term loan of RMB6,700,000 ($965,835)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, the amount of RMB6,700,000 ($965,835) has been repaid during 2016 and no balance was outstanding. Borrowing under the loan agreement is guaranteed by the Company’s CEO and his family member and pledged by property, plant and equipment of the Company. The pledge has been released along with the settlement of the loan.

•                      A short-term loan of RMB30,000,000 ($4,324,636)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, the amount of RMB30,000,000 ($4,324,636) has been repaid during 2016 and no balance was outstanding. Borrowing under the loan agreement is guaranteed by the Company’s CEO and his family member and pledged by property, plant and equipment of the Company. The pledge has been released along with the settlement of the loan. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2016.

•                      A short-term loan of RMB50,000,000 ($7,207,727)—The interest bore at a fixed rate of 4.35% per annum. As of December 31, 2016, RMB50,000,000 ($7,207,727) was still outstanding and will be repayable on September 29, 2017. The loan is granted under the scope of the Corn Acquisition Loan Guarantee Fund set up by the government of Heilongjiang Province. RMB15,000,000 was paid as a deposit of the loan has been paid subsequently on January 1, 2017.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.       Borrowings (Continued)

During the year ended December 31, 2015, the Agricultural Development Bank of China (the “ADB”) granted the Company a loan of RMB60,000,000, including:

•                      A long-term loan of RMB60,000,000—In November 2014, the company entered into a loan agreement with the ADB pursuant to which the Company may borrow up to RMB70,000,000. The Company drew down RMB60,000,000 on November 11, 2014. The interest thereon bear at a fixed rate of 6.33% per annum. As of December 31, 2015, an amount of RMB60,000,000 was outstanding and was repaid on November 10, 2016. Borrowing under the loan agreement was guaranteed by two third party guarantors, another third party company and the Company’s CEO simultaneously. Pursuant to the guarantee agreements, the Company pledged its property, plant and equipment to a third party guarantor with total carrying values of RMB16,689,236. Besides, Datong District People’s Government, the subsidiary Shandong Borun, and the Company’s CEO provided counter guarantee to these two third party guarantors simultaneously. The loan contains the following financial covenants: At any time during the loan period, debt-to-asset ratio of Daqing Borun shall not be higher than 70%; and operating cash flow of Daqing Borun shall not be negative. The Company was in compliance with the above financial covenants as of December 31, 2015.

Note (v):         During the year ended December 31, 2016, China CITIC Bank granted the Company five loans of RMB139,970,000 ($20,177,311), which are including:

•                      Five short-term loans of RMB139,970,000 ($20,177,311)—The interest bearing at a fixed rate was thereon based on the prime rates on the withdrawing date plus 135.5 basis point (5.655% per annum as of December 31, 2016). As of December 31, 2016, an amount of RMB139,970,000 ($20,177,311) was still outstanding, of which RMB39,980,000 will be repayable on September 25, 2017, RMB49,000,000 will be repayable on September 26, 2017, RMB19,990,000 will be repayable on September 28, 2017, RMB15,000,000 will be repayable on October 23, 2017 and RMB16,000,000 will be repayable on October 25, 2017. All borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun, the Company’s CEO, and a third party company simultaneously.

During the year ended December 31, 2015, China CITIC Bank granted the Company six loans of RMB140,000,000, which are including:

•                      A short-term loans of RMB20,000,000—the interest bearing at a fixed rate is thereon based on the prime rates on the drawdown date plus 150.5 basis point (6.31% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB20,000,000 was outstanding, which was repaid on July 30, 2016. Borrowings under these loan agreements are guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      Two short-term loan of RMB69,000,000—the interest bearing at a fixed rate is thereon based on the prime rates on the drawdown date plus 102 basis point (5.82% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB69,000,000 was outstanding, of which RMB49,000,000 and RMB20,000,000 were repaid on August 4 and August 13, 2016 respectively. Borrowings under these loan agreements were guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

•                      Two short-term loan of RMB35,000,000—the interest bearing at a fixed rate is thereon based on the prime rates on the drawdown date plus 143 basis point (5.98% per annum as of December 31, 2015). As of December 31, 2015, an amount of RMB35,000,000 was outstanding, of which RMB20,000,000 and RMB15,000,000 were repaid September 24 and October 21, 2016 respectively. Borrowings under these loan agreements were guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

13.       Borrowings (Continued)

•                      A short-term loan of RMB16,000,000—the interest bearing at a fixed rate is thereon based on the prime rates on the drawdown date plus 135.5 basis point (5.66% per annum as of December 31, 2015). As of December 31, 2015 an amount of RMB16,000,000 was outstanding, which was repaid on October 26, 2016. Borrowing under these loan agreements was guaranteed by the subsidiary Shandong Borun and the Company’s CEO simultaneously.

Note (vi):   During the year ended December 31, 2016, the Daqing Rural Commercial Bank (the “DRCB”) granted the Company a short-term loan of RMB49,000,000($7,063,572):

•                      A short-term loan of RMB49,000,000 ($7,063,572)—The interest bore at a fixed rate of 3.50% per annum. As of December 31, 2016, an amount of RMB49,000,000 ($7,063,572) was still outstanding, of which RMB14,700,000 will be repayable on July 19, 2017, RMB14,700,000 will be repayable on August 19, 2017 and RMB19,600,000 will be repayable on September 19, 2017. The loan is guaranteed by a third party guarantor, to which the Company pledged its property, plant and equipment and land use rights with total carrying values of RMB92,953,353 ($13,399,647).

Note(vii):     During the year ended December 31, 2016, the Longjiang Bank granted the Company a short-term loan of RMB51,000,000($7,351,881) :

•                      A short-term loan of RMB51,000,000 ($7,351,881)—The interest bore at a fixed rate of 5.655% per annum. As of December 31, 2016, an amount of RMB51,000,000 ($7,351,881) was still outstanding, of which RMB15,000,000 will be repayable on September 30, 2017, RMB15,000,000 will be repayable on October 30, 2017, and RMB21,000,000 will be repayable on November 30, 2017. The borrowing under the loan agreement is guaranteed by our CEO and his family member, and a third party guarantor, to which the Company pledged its property, plant and equipment and land use rights with total carrying values of RMB92,953,353 ($13,399,647).

The weighted average interest rates on the bank loans for the years ended December 31, 2014, 2015 and 2016 were 6.43%, 5.77% and 4.83% respectively. The interest expenses on the bank loans incurred for the years ended December 31, 2014, 2015 and 2016 were RMB56,384,972, RMB58,997,387 and RMB46,203,786($6,660,485), respectively.

These facilities contain no specific renewal terms. The Company has historically and successfully negotiated the renewal of certain facilities shortly before they mature.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.                     Bonds Payable

Bonds issued in 2013 (“2013 Bonds”)

On January 29, 2013, the Company’s subsidiary, Shandong Borun has successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500,000,000 with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue a three-year fixed-rate private placement bonds with a principle amount of RMB350,000,000 on the date of registration, and thereafter, has the option to issue a second tranche of private placement bonds within six months from the date of registration with a principle amount of RMB150,000,000.

During the year ended December 31, 2013, Shandong Borun has issued the registered private placement bonds (the “2013 Bonds”) of RMB500,000,000. The proceeds from the issuance of the 2013 Bonds were used in the purpose for the Company’s working capital and capital expenditures. The 2013 Bonds were issued at face value of RMB100 each, bear a fixed annual interest rate of 9.3%, with maturity on April 16, 2016. At the end of the second year of the life of the 2013 Bonds, Shandong Borun raised interest rate from 9.3% to 9.5% per annum, and the holders of the 2013 Bonds have sold back total of RMB180,000,000 ($25,947,816) of the 2013 Bonds at face value during the year ended December 31, 2015. RMB320,000,000 was outstanding as of December 31, 2015 and the 2013 Bonds were fully settled during the year ended December 31, 2016.

The imputed interest rate in connection with the 2013 Bonds was 10.53%. Interests of the 2013 Bonds charged to the consolidated statement of income for the year ended December 31, 2014, 2015 and 2016 was RMB46,500,000, RMB33,885,000 and RMB3,175,144 ($457,711), respectively.

Debt issuance costs associated to the 2013 Bonds represented cost incurred for professional services from the sponsors and other various parties. The amortized debt issuance costs of the 2013 Bonds for the year ended December 31, 2014, 2015 and 2016 were RMB5,134,902, RMB5,134,902 and RMB427,908 ($61,685), respectively. The associated cost was fully amortized during the year ended December 31, 2016.

Bonds issued in 2016 (“2016 Bonds”)

On November 2, 2016, the Company’s subsidiary, Shandong Borun has issued a private placement bonds (the “2016 Bonds”) with an principal amount of RMB300,000,000 ($43,246,360) that registered with the Shanghai Stock Exchange. The proceeds from the issuance of the 2016 Bonds were used in the purpose for the Company’s working capital and capital expenditures. The 2016 Bonds were issued at face value of RMB100 ($14) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100,000,000 ($14,415,453) would be repaid at the end of each of the third, fourth and fifth year life of the 2016 Bonds.

The imputed interest rate in connection with the 2016 Bonds was 6.75%. Interests of the 2016 Bonds charged to the consolidated statement of income for the year ended December 31, 2014, 2015 and 2016 was RMB nil, RMB nil and RMB2,865,835 ($413,123), respectively. The Company has prepaid interests of RMB3,000,000 ($432,464) at the time of the issuance of the 2016 Bonds on November 2, 2016. As of December 31, 2015 and 2016, the prepaid interests of RMB nil and RMB134,165 ($19,341), respectively, was outstanding and recorded as prepaid expense under current assets.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.    Bonds Payable (Continued)

Bonds issued in 2016 (“2016 Bonds”) (Continued)

Debt issuance costs associated to the 2016 Bonds of RMB7,075,472 ($1,019,961) represented cost incurred for professional services from the sponsors and other various parties, which was net of “Bonds payable in connection with 2016 Bonds” in the balance sheets. The amortized debt issuance costs of the 2016 Bonds based on imputed interest rate of 6.75% for the years ended December 31, 2014, 2015 and 2016 were RMB nil, RMB nil and RMB244,923 ($35,307), respectively, which was recorded as “Interest expense” in the statements of income and comprehensive income. As of December 31, 2015 and 2016, unamortized debt issuance costs associated to the 2016 Bonds was RMB nil and RMB6,830,549 ($984,654), respectively.

As of December 31, 2015 and 2016, non-current bonds payable less unamortized debt issuance costs was RMB nil and RMB293,169,451 ($42,261,706), respectively.

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

15.    Restricted Net Assets (Continued)

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

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,148,685,884 and RMB1,155,056,979  ($166,506,700) as of December 31, 2015 and 2016, respectively.

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

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Current	26,403,549	44,706,746	19,481,789	2,808,388
Deferred	—	(1,755,197)	1,755,197	253,020
Income tax expenses	26,403,549	42,951,549	21,236,986	3,061,408

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.    Income Tax Expenses (Continued)

The principal components of the deferred income tax assets consisted of the following:

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
Non-current deferred tax assets:
Impairment of property, plant and equipment	1,755,197	—	—

Valuation allowances	—	—	—
Net non-current deferred income tax assets	1,755,197	—	—

Deferred tax asset arising from the impairment of property, plant and equipment of RMB1,755,197 was released during the year ended December 31, 2016, the related impaired assets were disposed during the year. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

	Year Ended December 31,
	2014	2015	2016
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	—%	—%	—%
Effective tax rate	25.00%	25.00%	25.00%

17.                     Commitments and Contingencies

Commitments

As of December 31, 2015 and 2016, capital commitment for purchase of property, plant and equipment were RMB5,213,968 and RMB  nil, respectively.

The Company did not have any significant lease commitment as of December 31, 2015 and 2016.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Commitments and Contingencies (Continued)

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2015 and 2016, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB425,000,000 and RMB 298,000,000 ($42,958,051), respectively, as a guarantor. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year ended December 31,
	2014			2015			2016
	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,349,479,253	—	106,563,659	2,519,435,448	—	178,935,982	2,034,302,643	—	79,446,037
CPE	76,990,402	—	(2,332,900)	129,753,632	—	(238,451)	97,439,316	—	4,691,067
Foam insulation	7,350,714	—	1,383,439	2,854,919	—	(6,891,333)	938,226	—	810,840
Segment total	2,433,820,369		105,614,198	2,652,043,999		171,806,198	2,132,680,185		84,947,944

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,433,820,369	—		2,652,043,999	—		2,132,680,185	—
Revenues ($)							307,435,518	—

Income before income taxes			105,614,198			171,806,198			84,947,944
Income before income taxes ($)									12,245,632

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

	Year ended December 31,
	2014			2015			2016
	Interest income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,707,003	108,019,874	26,057,689	12,694,278	100,595,362	43,474,307	4,043,903	52,669,508	17,524,049
CPE	—	—	—	—	—	1,232,439	—	—	3,520,543
Foam insulation	—	—	345,860	—	—	(1,755,197)	—	—	192,394
Consolidated total	2,707,003	108,019,874	26,403,549	12,694,278	100,595,362	42,951,549	4,043,903	52,669,508	21,236,986

Consolidated total ($)							582,947	7,592,549	3,061, 408

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

18.                     Segment Information (Continued)

	As of and Year ended December 31,
	2014			2015			2016
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,939,857,073	30,906,718	112,663,549	2,761,400,124	15,225,406	111,309,394	2,871,332,164	—	105,774,948
CPE	273,931,236	36,760,523	9,620,259	325,950,439	5,521,367	14,245,229	279,306,560	3,592,397	14,798,770
Foam insulation	81,546,885	2,957,910	2,584,505	3,238,877	—	821,443	—	—	—
Segment totals	3,295,335,194	70,625,151	124,868,313	3,090,589,440	20,746,773	126,376,066	3,150,638,724	3,592,397	120,573,718
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	3,295,335,194	70,625,151	124,868,313	3,090,589,440	20,746,773	126,376,066	3,150,638,724	3,592,397	120,573,718

Consolidated totals ($)							454,178,855	517,861	17,381,248

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,148,685,884 and RMB1,155,056,979 ($166,506,700) as of December 31, 2015 and 2016, respectively.

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2015	2016	2016
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	136	146	21
Amounts due from subsidiaries	244,532,160	244,532,160	35,250,419
Total current assets	244,532,296	244,532,306	35,250,440
Investments in subsidiaries	1,560,620,633	1,624,272,493	234,146,244
Total assets	1,805,152,929	1,868,804,799	269,396,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	4,968	5,306	765
Total current liabilities and total liabilities	4,968	5,306	765

Total shareholders’ equity	1,805,147,961	1,868,799,493	269,395,919
Total liabilities and shareholders’ equity	1,805,152,929	1,868,804,799	269,396,684

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

19.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	—	—	—	—
Loss from operations	—	—	—	—
Other income:
Interest income	—	—	—	—
Equity in earnings of subsidiaries	79,210,649	128,854,649	63,710,958	9,184,224
Income before income tax expense	79,210,649	128,854,649	63,710,958	9,184,224
Income tax expense	—	—	—	—
Net income	79,210,649	128,854,649	63,710,958	9,184,224

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2015	2016	2016
	(RMB)	(RMB)	(RMB)	($)
Net cash provided by operating activities	—	8	—	—
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	10	1
Net increase/(decrease) in cash	—	8	10	1
Cash—beginning of year	128	128	136	20
Cash—end of year	128	136	146	21

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

The Company’s subsidiaries did not distribute any dividend to the Registrant for the years ended December 31, 2014, 2015 and 2016.