Form 20-F
period 2017-12-31
CHINA NEW BORUN Corp
filed 2018-05-15
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Jinmiao Wang Chief Executive Officer Telephone: +86 536 545 1199 Email: jinmiao.wang@chinanewborun.com Bohai Industrial Park, Yangkou Town Shouguang, Shandong People’s Republic of China 262715
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

25,725,000 Ordinary Shares, par value $0.001 per share, as of
December 31, 2017

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

☐ Yes   ☒ No

CHINA NEW BORUN CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EX-1.1	AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT
EX-1.2	CERTIFICATE OF INCORPORATION OF CHINA NEW BORUN CORPORATION
EX-2.1	FORM OF AMERICAN DEPOSITARY RECEIPT
EX-2.2	SPECIMEN CERTIFICATE FOR ORDINARY SHARES

EX-2.3	DEPOSIT AGREEMENT AMONG CHINA NEW BORUN CORPORATION, THE DEPOSITARY AND OWNERS AND HOLDERS OF AMERICAN DEPOSITARY SHARES ISSUED THEREUNDER, DATED JUNE 10, 2010
EX-2.4	SHAREHOLDERS AGREEMENT, DATED MARCH 31, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, STAR ELITE, EARNSTAR AND TDR ADVISORS
EX-2.5	AMENDMENT TO SHAREHOLDERS AGREEMENT, DATED JUNE 8, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, KING RIVER HOLDING LIMITED, EARNSTAR HOLDING LIMITED AND TDR ADVISORS, INC.
EX-4.1	SHARE EXCHANGE AGREEMENT, DATED FEBRUARY 28, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, GOLDEN DIRECTION LIMITED, STAR ELITE, EARNSTAR, TDR ADVISORS AND CHINA HIGH ENTERPRISES LIMITED
EX-4.2	SHARE EXCHANGE AGREEMENT, DATED MARCH 15, 2010, BY AND AMONG CHINA NEW BORUN CORPORATION, MRS. SHAN JUNQIN, GOLDEN DIRECTION LIMITED AND CHINA HIGH ENTERPRISES LIMITED
EX-4.3	FORM OF INDEPENDENT DIRECTOR AGREEMENT
EX-4.4	FORM OF INDEMNIFICATION AGREEMENT
EX-8.1	SUBSIDIARIES OF REGISTRANT
EX-12.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-12.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.1	CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002
EX-13.2	CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents one ordinary share;

•                  “BDO” is to our predecessor independent auditor BDO China Shu Lun Pan Certified Public Accountants LLP;

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

•                  “we,” “us,” “our Company,” “our” and “New Borun” are to China New Borun Corporation and its consolidated subsidiaries; and

•      “WWC” is to our current independent auditor WWC P.C. Certified Public Accountants.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We completed our initial public offering of 5,725,000 ADSs on June 16, 2010. Our ADSs are listed on the NYSE, under the symbol “BORN.”

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.5342 to $1.00 as published by the People’s Bank of China on December 31, 2017. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

ITEM 2.                                                                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                                        KEY INFORMATION

A.            Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2015, 2016 and 2017, and the selected audited balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2013 and 2014 and the selected historical consolidated balance sheet data as of December 31,   2013, 2014 and 2015 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).  The independent registered public accounting firms, BDO and WWC have audited our financial statements for the years ended December 31, 2015 and 2016, and our financial statements for the year ended December 31, 2017, respectively. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	$
Revenues	2,254,970,152	2,433,820,369	2,652,043,999	2,132,680,185	2,140,871,979	327,641,024
Cost of goods sold	2,009,229,511	2,173,381,791	2,372,269,654	1,950,614,338	1,907,898,919	291,986,612
Gross profit	245,740,641	260,438,578	279,774,345	182,065,847	232,973,060	35,654,412
Selling, general and administrative expenses	46,805,917	48,301,996	55,464,807	52,578,452	52,673,366	8,061,180
Impairment loss of property, plant and equipment	—	—	7,020,788	—	—	—
Operating income	198,934,724	212,136,582	217,288,750	129,487,395	180,299,694	27,593,232
Other expenses/(income)	92,256,382	106,522,384	45,482,552	44,539,451	(55,350,231)	(8,470,851)
Income before income taxes	106,678,342	105,614,198	171,806,198	84,947,944	235,649,925	36,064,083
Income tax expense	27,150,033	26,403,549	42,951,549	21,236,986	58,912,481	9,016,020
Net income	79,528,309	79,210,649	128,854,649	63,710,958	176,737,444	27,048,063
Net income attributable to ordinary Shareholders	79,528,309	79,210,649	128,854,649	63,710,958	176,737,444	27,048,063

Earnings per share
Basic and diluted	3.09	3.08	5.01	2.48	6.87	1.05
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	1,630,542,814	2,051,768,837	1,965,152,188	2,143,937,990	2,303,541,262	352,536,082
Total assets	2,933,556,176	3,295,335,194	3,090,589,440	3,150,638,724	3,197,224,839	489,306,241
Total liabilities	1,337,165,574	1,618,990,637	1,285,441,479	1,281,839,231	1,151,626,526	176,245,986
Total shareholders’ equity	1,596,390,602	1,676,344,557	1,805,147,961	1,868,799,493	2,045,598,313	313,060,255

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.5342 to USD 1.00 as published by the People’s Bank of China on December 31, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as published by the People’s Bank of China was RMB6.3393 to $1.00 as of April 30, 2018.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2013	6.0969	6.1896	6.2795	6.0969
2014	6.1190	6.1429	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
2016	6.9370	6.6585	6.9508	6.4579
2017	6.7423	6.8993	6.5342	6.5342
Most recent six months
October 2017	6.6208	6.6493	6.5808	6.6393
November 2017	6.6166	6.6399	6.5810	6.6034
December 2017	6.5933	6.6251	6.5342	6.5342
January 2018	6.3339	6.4395	6.3267	6.5342
February 2018	6.3294	6.3234	6.2822	6.3530
March 2018	6.2881	6.3243	6.2785	6.3451
April 2018	6.3393	6.2997	6.2764	6.3393

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

RISKS RELATED TO OUR COMPANY

If we fail to accurately project demand for our key products, i.e., edible alcohol and its by-products, we may encounter problems of over-capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Historically, edible alcohol production capacity has exceeded actual market demand. We initially planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the in- principle suspension in approvals for new corn deep-processing production projects, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. However, starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our production capacity for the six years ended December 31, 2017. In 2017, we utilized approximately 93.1% of our total production capacity. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new edible alcohol production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our production output, which would materially and adversely affect our business, financial condition and results of operations.

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

We may continue to expand our production capacity. However, we may be unsuccessful in the timely or cost-efficient expansion of our production capacity. This project and others may not be constructed on the anticipated timetable or within budget. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities.

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

In addition, we rely on a steady supply of coal to power our production facilities. If we experience a shortage of coal, our business could be adversely affected. We currently have relationships with five suppliers of coal, however we do not have any long-term supply agreements in place with these suppliers and we cannot guarantee that such suppliers will continue to do business with us. In the event that our coal suppliers stop doing business with us, we would be forced to find replacement coal suppliers, or increase our coal uptake from existing suppliers, which could take time to locate and secure. If we experience any extended period of time without coal, we would need to obtain power from the local electricity grid, if available, which would have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors - Risks Related To Our Company -Interruptions with our coal-fired power-generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations.”

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

The expansion of our sales and marketing and distribution efforts into new provinces and regions may not be successful.

We have continued with our plans to expand our sales and marketing and distribution efforts into provinces and regions beyond Shandong and Heilongjiang provinces in China, and have already commenced sales and marketing operations for edible alcohol in Sichuan Province, Anhui Province, Jiangsu Province, Hebei Province, Jilin Province and Liaoning Province. However, our experience in the sales and marketing and distribution of our products in Shandong and Heilongjiang Provinces may not be applicable in other parts of China. We cannot assure you that we will be able to leverage such experience to expand into other provinces and regions. When we enter new markets, we may face intense competition from other producers with established experience or presence in the geographical areas in which we plan to enter and from other edible alcohol producers with similar target customers. In addition, expansion of sales into new markets in new provinces will require the recruiting and training of a new sales force to market and sell our products in that region, the assimilation with the local business cultures of new regions which may be very different from the business cultures of Shandong and Heilongjiang provinces, and require a diversion of resources and time of our senior management personnel. If we fail to integrate effectively in new markets, our operating efficiency may be affected. Furthermore, because customers in new provinces may be far away from our production facilities, our profit margins may be lower because of increased costs in the transportation of our products. Demand and government regulation may also be different in other provinces. Our failure to manage our planned expansion of sales into new provinces may have a material adverse effect on our business, financial condition and results of operations and we may not have the same degree of success in other provinces that we have had so far to date, or at all.

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

Although during the years ended December 31, 2015, 2016 and 2017, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 34.1% of our total revenues for the year ended December 31, 2017. Additionally, during the years ended December 31, 2015, 2016 and 2017, aggregate sales to our five largest customers represented 20.6%, 20.7% and 21.3% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew the agreements for supply of our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

Our growth strategy may involve acquisitions, the creation of strategic alliances in the edible alcohol production business and investments in new products, such as chemical products. For example, in 2013 we invested in and completed the construction of our foam insulation and chlorinated polyethylene (‘‘CPE’’) manufacturing plant with an annual production capacity of 40,000 cubic meters of foam insulation products and 12,500 tons of CPE products. In 2014, we further expanded our investment in our CPE manufacturing plant through doubling our annual production capacity of CPE products to 25,000 tons. In 2017, we invested in and completed the construction of our 2-Acrylamido-2- Methyl Propane Sulfonic Acid (‘‘AMPS’’) manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. Any acquisition or investment could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, significant attention from our management may be required, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. Future acquisitions or investments may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses, (4) our inability to generate sufficient revenue to offset the costs of acquisitions or investments and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.

We will continue to incur increased costs as a result of being a public company, which will adversely impact our results of operations.

We became a public company following the completion of our initial public offering in June 2010 and have incurred, and expect to continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. Moreover, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010, as well as rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or the NYSE, have imposed additional requirements on corporate governance practices of public companies. As we expected, these rules and regulations have increased our legal and financial compliance costs and have made some corporate activities more time- consuming and costly. For example, as a result of becoming a public company, we added independent directors to our board and adopted policies regarding internal controls and disclosure controls and procedures. See also the risk factor entitled, “As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

We are subject to the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal controls over financial reporting in their annual reports. In addition, if we become an accelerated filer or a large accelerated filer for purposes of a future annual report, we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management’s assessment of the effectiveness of our internal controls over financial reporting as well as the operating effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. For the year ended December 31, 2017, our management identified a material weakness in our internal control over financial statement closing process, and as a result, concluded that our internal control over financial reporting was not effective (see Item 15, “Controls and Procedures — Management’s Annual Report on Internal Control Over Financial Reporting.” Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may, if we are required to include an attestation report from them, still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

In recent years, the PRC economy has seen a slowdown related to the international financial crisis in 2008, and a slower growth since then. For 2018, China’s economic conditions remain uncertain and unpredictable. With the government lowering economic growth targets, there are forecasts predicting a further significant slowdown. The corn-based edible alcohol industry may be sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in China’s economy may lead to a reduced level of corn-based edible alcohol purchases which could materially and adversely affect our business, financial condition and results of operations.

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

We obtained short-term bank loans totaling RMB199,800,000 ($30,577,576) from China Construction Bank which were secured by pledges of equipment, buildings and land owned by Daqing Borun and guarantees by Shandong Borun, our CEO, Mr. Wang and three of his family members.

We obtained a short-term loan of RMB49,000,000 ($7,499,005) from Daqing Rural Commercial Bank, which was guaranteed by a third party guarantor. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

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

Shandong Borun issued bonds through private placements on November 2, 2016 with a principal amount of RMB300.0 million ($45.9 million), which were registered with the Shanghai Stock Exchange (the “2016 Bonds”). The proceeds from the issuance of the 2016 Bonds were used for our Company’s working capital and capital expenditures. The Bonds were issued at face value of RMB100 ($15.3) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, RMB 100.0 million ($15.3 million) should be repaid at the end of each of the third, fourth and fifth year life of the 2016 Bonds.

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

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

In January 2018, we received a non-binding preliminary proposal with respect to a going-private transaction.  For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.”  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going-private transaction will be approved or consummated.  The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our Company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition.  Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed.  This uncertainty could adversely affect our ability to retain and hire employees and members of management.  In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline.  Additionally, the ongoing business of our Company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our Company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

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

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the PBOC in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, the PBOC revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar, the floating range of the trading prices of the US Dollar against the RMB in the inter-bank spot foreign exchange market expanded from 0.3% to 0.5%. As a result, the value of RMB appreciated by 2% on that day. The PBOC allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated significantly against the U.S. dollar. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB had depreciated significantly against the U.S. dollar.   From October 1, 2016, the RMB joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2017, we carried up to RMB2,022.0 million ($309.5 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

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

Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

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

On August 8, 2006, six PRC government agencies, namely, the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPVs, that are (i) formed for the purpose of overseas listing of the equity interests of PRC companies via acquisition and (ii) are controlled directly or indirectly by PRC companies and/or PRC individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance with respect to the listing and trading of PRC domestic enterprises’ securities on overseas stock exchanges (the “Related Clarifications”), including a list of application materials regarding the listing on overseas stock exchange by SPVs. Based on our understanding of current PRC laws and as advised by our PRC counsel for our initial public offering, we were and are not required to obtain the approval of CSRC under the M&A Rules in connection with our initial public offering due to the fact that (1) we were and are not an SPV and (2) the acquisitions among China High Enterprises Limited, or China High, WGC and Shandong Borun were subject to the PRC laws, regulations, rules and circulars related to foreign investment enterprises such as “Interim Provisions on Domestic Investments by Foreign Investment Enterprises” and “Provisions for the Alteration of Investors’ Equities in Foreign-funded Enterprises” instead of the M&A Rules.

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

The EIT Law and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC provide that (1) if the enterprise that distributes the dividends is domiciled in the PRC, or (2) if capital gains are realized from the transfer of equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income, and PRC income tax at the rate of up to 10% is applicable to such dividends or capital gains payable to overseas investors that are “non- resident enterprises.” If we are considered a PRC-resident enterprise for tax purposes, any dividends distributed by us to our non- PRC resident enterprises shareholders as well as gains realized by such shareholders from the transfer of our shares may be regarded as China- sourced income and, as a result, may be subject to PRC withholding tax at the rate of up to 10%, depending on the provisions of any tax treaty between the PRC and the jurisdiction in which the non-PRC resident enterprises shareholder resides. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required).

It is uncertain as to how the aforementioned laws and regulations will be implemented by the relevant PRC tax authorities. If our dividend payments to our non-PRC resident shareholders are subject to PRC withholding tax, it may materially and adversely affect our shareholders’ return on and value of investment in our ADSs.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, excluding trading of a public overseas company’s shares through stock exchanges without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. SAT Public Notice 37 provides for certain key changes to the current withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises are not obligated to report to the taxes authorities if their withholding agents fail to perform the withholding obligation.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax.  If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. On December 28, 2012, the Standing Committee of the National People’s Congress of China promulgated the Decision on Revising the Labor Contract Law, which became effective on July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

We believe we were a passive foreign investment company, or PFIC, for 2017 and we may be a PFIC for 2018, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the projected composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and we may be a PFIC for our taxable year ending December 31, 2018 or thereafter, although there can be no assurance in either regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. The composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. Assuming we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. investors will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, assuming we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences arising from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

You will receive these distributions in proportion to the number of our shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration and the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the costs of mailing them. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approva l or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

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

Our corporate structure is as follows

Proposed Going-private Transaction

On January 10, 2018, our board of directors received a preliminary non-binding proposal letter from Mr. Jinmiao Wang, our chief executive officer and chairman of our board of directors, and King River Holding Limited, a British Virgin Island company and a majority shareholder of our Company, proposing to acquire all of our outstanding ordinary shares in a going-private transaction for US$1.67 per ADS, or US$1.67 per ordinary share, in cash.

On February 2, 2018, a special committee of our board of directors (the “Special Committee”), consisting solely of independent directors, was formed and proceeded to consider the proposed going-private transaction, while considering other strategic options available to us. The Special Committee intends to retain independent legal and financial advisors to assist it in evaluating the proposal. As of the date of this annual report, the Special Committee is still in the process of carefully considering and evaluating the proposal as well as our strategic alternatives.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NYSE. See “Item 3.D. Risk Factors — Risks Related to Our Business — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

Recent Development of our Business

Between January 1, 2017 and December 31, 2017, we:

•                  successfully purchased 235,020 tons of corn from granaries pursuant to our framework agreements with them and local farmers in the harvest season of 2017.

Between January 1, 2018 and April 30, 2018, we

•                  successfully complete our corn sourcing plan by purchasing another 314,258 tons of corn from granaries pursuant to our framework agreements with them and local farmers.

Capital Expenditures

Our capital expenditures were RMB22.5 million ($3.4 million), RMB3.6 million ($0.6 million) and RMB1.0 million ($0.2 million) in 2015, 2016 and 2017, respectively, which related primarily to purchasing equipment for expansion and upgrade of our edible alcohol facilities, plant and equipment for chemical plant at our Shouguang facility. We expect to incur capital expenditures ranging from RMB5.0 million ($0.8 million) to RMB10.0 million ($1.5 million) for 2018, which related primarily to the upgrade and the maintenance of our production facilities.

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

In addition to the production of edible alcohol and the related by-products including DDGS, crude corn oil and liquid carbon dioxide, we started to produce and sell CPE products and foam insulation products in 2013. We completed the construction of our CPE product manufacturing plant with an annual production capacity of 12,500 tons and our new foam insulation products manufacturing plant with an annual production capacity of 40,000 cubic meters, both situated at our Shouguang facility, in July and September 2013, respectively. In 2014, we further invested in our CPE production line and expanded the annual production capacity with additional 12,500 tons of CPE products. We began generating revenue from sales of our CPE and foam insulation products in December 2013. However, due to the weak market demand of foam insulation products, in 2015, after a comprehensive review, we concluded that the foam insulation market will likely face intense price competition, while we would need to spend a significant amount of additional R&D in order to effectively compete in terms of product variety. Consequently, we disposed of all long-lived assets related to our foam business in 2016 and exited the foam insulation market. In 2017, we invested in and completed the construction of our AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers.

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,689.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 25,000 tons of CPE products and 4,000 tons of AMPS products. Our Daqing facility occupies a site area of 219,156.4 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of PhaseIII. We believe our Shouguang and Daqing facilities are the largest privately owned corn-based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, we secured corns in advance during the harvest season. In 2017, we continued to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of March 31, 2018, we successfully purchased 549,278 tons of corn , which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Licensed to Increase Production Capacity

Our Daqing facility has a government-issued production license to produce 330,000 tons of edible alcohol, including an additional 110,000 tons over the current production capacity of 220,000 tons. We believe the approved production license for our Daqing facility ensures that we can expand our capacity in order to capitalize on future market opportunities in the near future. We believe we are in an advantageous position to respond to any growth in market demand for edible alcohol.

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. As of March 31, 2018, we successfully purchased 549,278 tons of corn during the harvest season which should fully accommodate our production needs for the rest of the year. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as sell more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested in our new chemical product segment, including the construction of our CPE and AMPS plants to further diversify our product mix. Due to weak market demand, we exited the foam insulation market in 2016.

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

Leveraging our past success, we intend to continue to invest in research and development, especially in process technology, to improve our products and sustain our competitive edge.

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed, corn germ and liquid carbon dioxide as by-products. In March 2011, we completed our crude corn oil facility in our Daqing facility and began to deep-process corn germ into crude corn oil. This eliminated corn germ production in our Daqing facility. In July 2011, with the completion of our crude corn oil facility in our Shouguang facility, we began producing and selling crude corn oil instead of corn germ. Based on our production record during the year ended December 31, 2017, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed, 0.86 ton of liquid carbon dioxide and 0.08 ton of crude corn oil.

With the commencement of our new chemical product segment in 2013, we began to produce and sell CPE products, foam insulation products and most recently, AMPS products. However, due to weak market demand of foam insulation products, in 2016, after a comprehensive review, we exited the foam insulation market.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2015, 2016 and 2017, sales of edible alcohol accounted for 66.0%, 68.6% and 67.3% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2015, 2016 and 2017, the sale of edible alcohol to distilleries of baijiu contributed to 49.9%, 47.8%and 50.7% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2015, 2016 and 2017, revenue generated from the sale of edible alcohol to the chemical industry contributed 46.9%, 46.6% and 46.8% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2015, 2016 and 2017, 2.4%, 5.6% and 2.6% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2015, 2016 and 2017 was approximately, RMB5,105 ($781), RMB4,307 ($659) and RMB4,008 ($613) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2015, 2016 and 2017, sales of DDGS feed contributed to 21.6%, 21.9% and 23.3 % of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2015, 2016 and 2017 was approximately RMB1,885 ($288), RMB1,595 ($244) and RMB1,617 ($248), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2015, 2016 and 2017, the sales of crude coin oil contributed 6.5%, 3.9% and 3.1% of our revenue, respectively. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2015, 2016 and 2017 was approximately RMB6,442 ($986), RMB6,370 ($975) and RMB6,239 ($955), respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2015, 2016 and 2017, sales of liquid carbon dioxide contributed to 0.9%, 1.0% and 1.1% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2015, 2016 and 2017 was approximately RMB181 ($28), RMB173($27) and RMB195 ($30) . Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

Chemical Products

Our chemical product segment includes: CPE products, foam insulation products and most recently, AMPS products. CPE products being special synthetic rubber are widely used as raw materials. We completed the construction of our CPE manufacturing plant in July 2013 with an annual production capacity of 12,500 tons at our Shouguang facility. We further expanded our CPE manufacturing plant and increased the annual production capacity to 25,000 tons in 2014. For the years ended December 31, 2015, 2016 and 2017, sales of our CPE products contributed to about 4.9%, 4.6% and 3.3% of our total revenues, respectively. The average selling price of our CPE products per ton for the years ended December 31, 2015, 2016 and 2017 was approximately RMB8,547 ($1,308), and RMB8,251 ($1,263), and RMB7,708 ($1,189), respectively. With respect to our foam insulation business, we decided to exit the market in 2016, in view of weak market demand, after a comprehensive review. We took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.1 million) in 2015 and disposed of the relevant production lines. However, we expanded into manufacturing and sales of AMPS products in 2017 and generated revenue of RMB37.8 million ($5.8 million) for the year ended December 31, 2017. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers.

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

Our Research and Development

We spent approximately RMB968,000 ($148,144), RMB1,066,400 ($163,203) and RMB1,608,400 ($246,151), during the fiscal years ended December 31, 2015, 2016 and 2017, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is located ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,985 square feet (approximately 400,689.81 square meters) and employs 665 Company-trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

Our Daqing facility is located in the Corn Industrial Park of the Datong District of Daqing City in Heilongjiang Province in northeastern China. The facility occupies an area of 2,358,978 square feet (219,156.4 square meters) and employs 467 company- trained employees. Based on our understanding of this industry, we believe the Daqing facility is one of the largest private enterprises and edible alcohol manufacturers in Heilongjiang Province.

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

In addition to the production facilities of edible alcohol and its by-products including DDGS feed, crude corn oil and liquid carbon dioxide, we completed the construction of our CPE and foam insulation products manufacturing plants at our Shouguang facility in July and September 2013, respectively. In 2017, we invested in and completed the construction of our AMPS manufacturing plant.

The following table summarizes the actual production level for each of our products during the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
	(tons)
Edible alcohol	343,840	337,959	353,702
DDGS feed	294,312	295,962	305,178
Liquid carbon dioxide	127,261	120,852	118,200
Crude corn oil	26,906	13,021	10,440
CPE	14,064	11,394	7,860
Foam insulation(1)	457	—	—
AMPS	—	—	2,346

(1)         We disposed of our production lines for foam insulation products in 2016. As such, the production level for foam insulation products was nil in 2017.

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 53.1% of our edible alcohol to 20 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2015, 2016 and 2017, there was no single customer from which we generated more than 10% of total sales.

Most of our orders for edible alcohol are made by customers who arrange to come to our facilities to pick up their orders at our facilities. However, we do deliver to a certain portion of our edible alcohol customers who will be liable for the shipping costs under agreed special arrangements. For DDGS feed, crude corn oil, liquid carbon dioxide, and chemical products, all of our customers come to our facilities to pick up their orders and we have never been responsible for delivery and transportation for such by-products. This is common and consistent with the terms of our contracts with such customers and such customers usually make payment after they acknowledge their acceptance of such products (usually within 60 days of receipt of the products by such customers).

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

Our Sales and Marketing

Jilin Province
Heilongjiang Province
Daqing (220,000 tons)
Liaoning Province
Shandong Province
Shouguang (160,000 tons)
Jiangsu Province
Anhui Province
Sichuan Province
Guizhou Province
Current sales rigeons
Target sales rigeons

We have a sales and marketing team of 29 employees, with a sales manager overseeing our overall sales and marketing initiatives.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($19.0) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2017, 235,020 tons of corn were collected by the granaries on behalf of us. By the end of the first quarter of 2018, we successfully purchased 549,278 tons of corn through the granaries and local farmers, which should substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2015, 2016 and 2017, corn accounted for approximately 82.5%, 79.9% and 82.3% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2015, 2016 and 2017, coal accounted for approximately 6.1%, 6.5% and 6.7% of our cost of goods sold, respectively.

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2017, were approximately RMB 1,822.3 million ($278.9 million) on our property and facilities and machinery, and approximately RMB200.0 million ($30.6 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 665 full-time employees and our Daqing facility had 467 full- time employees for a total of 1,132 full time employees, which is comprised of 870 manufacturing staff, 233 management and administrative personnel, and 29 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, we made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB10.4 million ($1.6 million), RMB10.5 million ($1.6 million) and RMB11.3 million ($1.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, our Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2017, we have paid RMB82,460 ($12,620) and RMB5,365,220 ($821,098) for group casualty insurance and pension insurance, respectively.

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

By September 2013, Shandong Borun had completed the construction of plants and production lines for our CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We expanded our CPE manufacturing plant, and increased our annual production capacity of CPE products by another 12,500 tons in 2014 and we currently have an annual production capacity of 25,000 tons of CPE. Due to the weak market demand, we fully wrote down of the production lines for foam insulation in 2015. We have disposed the production lines and exited the foam insulation business in 2016. In 2017, we invested in and completed the construction of AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is widely used in many areas, including oilfield chemistry, water treatment and synthetic fibers.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity, and utilization rates in 2015 and 2016 were approximately 90.4% and 88.9%, respectively. Due to the recovering demand for edible alcohol in 2017, we improved our production utilization to approximately 93.1%. In addition to that, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 49.9%, 47.8% and 50.7% in 2015, 2016 and 2017, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2015, 2016 and 2017, revenue generated from the sales of edible alcohol to the chemical industry contributed to 46.9%, 46.6% and 46.8% of our edible alcohol sales revenue, respectively.

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

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013 and 2014, moreover this trend continued in 2015. In 2015, we shifted our customers demographics partially from the baijiu industry to the chemical industry in order to improve our sales volume. In 2017, revenue generated from the sales of edible alcohol to the chemical industry contributed to 46.8% of our total edible alcohol sales revenue. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily lives. Moreover, the primary consumer group of baijiu in China consists of the general population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand for baijiu will recover gradually.

Due to the weaker domestic macro-environment, the annualized average price of edible alcohol also will continue to be under some pressure, however, we believe that edible alcohol is an industry with a government imposed total maximum supply and with the gradual recovery of the baijiu industry, the average price of edible alcohol will recover eventually in the long run. We anticipate the future recovery in demand for and price of edible alcohol will bring about a significant improvement in our financial performance.

Fluctuations in the Price of Corn

The primary component of our cost of goods sold is corn. As such, any significant fluctuations in corn prices may have a significant impact on our financial performance.

The PRC government used to coordinate the price of corn by annually setting the price for government-owned granaries to buy and sell corn. The market price of corn will normally fluctuate in a narrow band around the government price in response to market conditions. However, since April of 2016, the PRC government cancelled the national corn reserve purchase program, and the market price of corn decreased substantially in comparison with the same period in previous years. While any significant fluctuations in corn price due to severe weather conditions, massive crop failure or any other unforeseen circumstance may result in corn price increases too large to be passed on to our customers, we in general expect in the future we will continue to be able to upwardly adjust the price of our edible alcohol in response to increases in corn price. However, any inability to do so would directly impact our gross profit margins.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($19.0) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2017, 235,020 tons of corn were collected by the granaries on behalf of us. By the end of the first quarter of 2018, we successfully purchased 549,278 tons of corn through the granaries, which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

As a part of our development strategy, we built Phase II of our Shouguang Facility and Phase II and Phase III of our Daqing Facility to produce Grade A and Grade B edible alcohol, which has an alcohol concentration of 99.5% and 95.5%, respectively, and began selling Grade A and Grade B edible alcohol in August 2011 and August 2009, respectively. The majority of our production capacity is used to produce Grade B edible alcohol. In connection with our business growth plan, we also intend to expand into key strategic markets for Grade B edible alcohol. We have already commenced sales operations in Sichuan, Jilin, Liaoning, Jiangsu, Anhui and Heibei provinces. We anticipate our results of operations will be positively affected as we improve our product mix and our sales network. As part of the expansion plan, our 100,000 ton liquid carbon dioxide production line in the Shouguang facility was completed and started to generate revenue in July 2010. In August 2011, we improved the liquid carbon dioxide production line in the Shouguang facility, which increased its annual production capacity to 140,000 tons. We also began deep-processing corn germ into crude corn oil in our Daqing facility from March 2011 and began producing crude corn oil in our Shouguang facility in September 2011, which further improved our product mix. In addition to modifying our product mix based on our existing edible alcohol production facilities, we invested in foam insulation and CPE manufacturing plants to further improve and diversify our product mix. These plants, completed in July and September 2013, respectively, currently have annual production capacities of 25,000 tons of CPE products and 40,000 cubic meters of foam insulation products. However, due to weak market demand of foam insulation products, we eventually exited the foam insulation market after disposing of all long-lived assets related to our foam insulation business in 2016. In 2017, we invested in and completed the construction of an AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers.

Component of Revenues and Expenses

Revenues

We derive revenues from sales of edible alcohol, which comprises the majority of our sales, and its by-products, including DDGS feed, liquid carbon dioxide and crude corn oil, together with our new chemical products.

Our revenues are significantly influenced by our pricing power and sales volumes of our products. We price our products based on several factors, including manufacturing costs, market conditions and, to a lesser extent, size of purchase orders.

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 82.3% and 6.7% of our cost of goods sold in the year ended December 31, 2017, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. Based on our production record during the year ended December 31, 2017, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,891 ($289), RMB1,639 ($251) and RMB1,496 ($229) in 2015, 2016 and 2017, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also market conditions. We achieved gross profit margin of 10.5%,8.5% and 10.9% for the years ended December 31, 2015, 2016 and 2017, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2017, the average selling price for edible alcohol and its by-products decreased and we also did not fully utilize our production capacity, both of which had a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

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

Interest Expense

Interest expense consists of interest expense associated with short-term and long-term borrowings from banks and the private- placement bond, and the amortization of debt insurance costs of the private-placement bond.

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2015, 2016 and 2017 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2015, 2016 and 2017 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2015, 2016 and 2017. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2015, 2016 and 2017.

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

Segment Reporting

We currently operate and manage our business as two reportable segments: “Corn-base edible alcohol and its by-products” and “Chemical products”. Our reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. Our chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions. Most of the businesses were established as a unit, and the management at the time of the establishment was retained.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2016 and 2017, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in our consolidated financial statements for the years ended December 31, 2015, 2016, and 2017, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

Value Added Tax

All our subsidiaries in the PRC are subject to value added tax (“VAT”) imposed by the PRC government on the purchase and sales of goods, purchase of property, plant and equipment and freight expenses incurred. The output VAT is charged to customers who purchase goods from us and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2016 and 2017, the trade accounts receivable included the output VAT charged to customers amounted to RMB53,388,567 ($8,170,636) and RMB66,777,031 ($10,219,618), respectively. The input VAT is incurred when we purchase goods and property, plant and equipment from vendors and freight expenses incurred. The input VAT incurred is debited to VAT recoverable or VAT payable— input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate ranges from 0% to 17% in general, depending on the type of product purchased and sold. If the amount of validated input VAT arising from purchasing goods and property, plant and equipment and freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be credited against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2016 and 2017, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB74,986,737 ($11,476,040) and RMB45,434,459 ($6,953,332), respectively.

According to Cai Kuai [2013] No. 36, sales taxes and surcharges has been replaced with value-added taxes effective from May 1, 2016.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted in the Consolidated Financial Statements for the Year ended December 31, 2017

In April 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee stock-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU were effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company did not incur or have any outstanding stock-based compensation to our employee as of and during the year ended December 31, 2017, the adoption of ASU 2016-09 did not have an impact on the Company’s current consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 did not have a material impact on the Company’s consolidated financial statements.  The relevant descriptions have been included in the Company’s accounting policy of “Inventories”.

Recent Accounting Pronouncements Not Yet Adopted

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for so-called “partial sales” of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other noncontrolled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company does not expect the adoption of ASU 2017-05 to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. A business entity that is a U.S. Securities and Exchange Commission filer must adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following cash flow issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years and are effective for all other entities for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	$
Revenues	2,652,043,999	2,132,680,185	2,140,871,979	327,641,024
Cost of goods sold	2,372,269,654	1,950,614,338	1,907,898,919	291,986,612
Gross profit	279,774,345	182,065,847	232,973,060	35,654,412
Selling, general and administrative expenses	55,464,807	52,578,452	52,673,366	8,061,180
Impairment loss of PPE	7,020,788	—	—	—
Operating income	217,288,750	129,487,395	180,299,694	27,593,232
Other expenses/(income)	45,482,552	44,539,451	(55,350,231)	(8,470,851)
Income before income taxes	171,806,198	84,947,944	235,649,925	36,064,083
Income tax expense	42,951,549	21,236,986	58,912,481	9,016,020
Net income	128,854,649	63,710,958	176,737,444	27,048,063

	Year ended December 31,
	2015	2016	2017
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	89.5%	91.5%	89.1%
Gross profit	10.5%	8.5%	10.9%
Selling, general and administrative expenses	2.1%	2.5%	2.5%
Impairment loss of PPE	0.3%	—	—
Operating income/(income)	8.2%	6.1%	8.4%
Other expenses	1.7%	2.1%	(2.6)%
Income before income taxes	6.5%	4.0%	11.0%
Income tax expense	1.6%	1.0%	2.8%
Net income	4.9%	3.0%	8.2%

Revenues for the years ended December 31, 2015, 2016 and 2017 were comprised of the following:

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	264,631,238	15,948,928	—	—
-Grade B	1,139,813,527	1,176,981,106	1,188,108,449	181,829,213
-Grade C	345,218,829	269,744,323	253,246,144	38,757,024
Total Edible Alcohol	1,749,663,594	1,462,674,357	1,441,354,593	220,586,237
DDGS feed	573,171,907	467,557,728	499,731,893	76,479,430
Liquid carbon dioxide	23,064,540	20,944,404	23,760,369	3,636,309
Crude corn oil	173,535,407	83,126,154	67,018,504	10,256,574
CPE	129,753,632	97,439,316	71,177,649	10,893,093
Foam Insulation	2,854,919	938,226	—	—
AMPS	—	—	37,828,971	5,789,381
Total	2,652,043,999	2,132,680,185	2,140,871,979	327,641,024

Revenue by %
Edible alcohol	66.0%	68.6%	67.3%	67.3%
-Grade A	10.0%	0.8%	—	—
-Grade B	43.0%	55.2%	55.5%	55.5%
-Grade C	13.0%	12.6%	11.8%	11.8%
DDGS feed	21.6%	21.9%	23.3%	23.3%
Liquid carbon dioxide	0.9%	1.0%	1.1%	1.1%
Crude corn oil	6.5%	3.9%	3.1%	3.1%
CPE	4.9%	4.5%	3.4%	3.4%
Foam Insulation	0.1%	0.1%	—	—
AMPS	—	—	1.8%	1.8%
Total	100.0%	100.0%	100.0%	100.0%

	Year ended December 31,
	2015	2016	2017
	Metric	Metric	Metric
	Ton	Ton	Ton
Volume sold
Edible alcohol
-Grade A	49,348	3,186	—
-Grade B	225,193	273,546	295,984
-Grade C	68,225	62,888	63,622
Total Edible Alcohol	342,766	339,620	359,606
DDGS feed	304,060	293,058	308,973
Liquid carbon dioxide	127,754	120,852	121,727
Crude corn oil	26,939	13,049	10,742
CPE	15,181	11,810	9,234
Foam Insulation-main products	533	1,464	1,464
AMPS	—	—	2,265

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	$
Average sales price
Edible alcohol
-Grade A	5,363	5,006	—	—
-Grade B	5,061	4,303	4,014	614
-Grade C	5,060	4,289	3,981	609
Total Edible Alcohol	5,105	4,307	4,008	613
DDGS feed	1,885	1,595	1,617	248
Liquid carbon dioxide	181	173	195	30
Crude corn oil	6,442	6,370	6,239	955
CPE	8,547	8,251	7,708	1,180
Foam Insulation-main products	1,094	641	—	—
AMPS	—	—	16,705	2,557

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2017

Revenues

Revenues increased by RMB8.2 million ($1.3 million), or 0.4%, to RMB2,140.9 million ($327.6 million) for the year ended December 31, 2017 from RMB2,132.7 million ($326.4 million) for the year ended December 31, 2016.

•                  The decrease in our edible alcohol sales by approximately RMB21.3 million ($3.3 million), or 1.5%, from RMB1,462.6 million ($223.8 million) in the year ended December 31, 2016 to RMB1,441.4 million ($220.6 million) in the year ended December 31, 2017, primarily due to the lower weighted average sales price of edible alcohol in 2017. The weighted average sales price of edible alcohol decreased due to lower corn costs in 2017. We still did not operate at full capacity in 2017, but our actual production output for the year ended December 31, 2017 was 353,702 tons of edible alcohol, as compared to 337,959 tons for the year ended December 31, 2016, an increase of 15,743 tons, or 4.7%.

•                  We sold approximately 359,606 tons of edible alcohol in the year ended December 31, 2017, compared to approximately 339,620 tons in the year ended December 31, 2016, an increase of 19,986 tons or 5.9%. The increase was primarily due to our increased production volume of edible alcohol in 2017. The weighted average sales price of edible alcohol was approximately RMB4,008 ($613) per ton in the year ended December 31, 2017 compared to RMB4,307 ($659) per ton in the year ended December 31, 2016, a decrease of RMB299 ($46) per ton, or 6.9%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the lower weighted average sales price of edible alcohol in 2016, our revenue for edible alcohol experienced a slight decrease in 2017. We did not sell Grade A edible alcohol in 2017 due to our shift in production from Grade A to Grade B. Our revenue from Grade B edible alcohol increased by approximately RMB11.1 million ($1.7 million), or 0.9%, to RMB1,188.1 million ($181.8 million) for the year ended December 31, 2017, as compared to RMB1,177.0 million ($180.1 million) for the year ended December 31, 2016. The weighted average sales price of Grade B edible alcohol was approximately RMB4,014 ($614) per ton in the year ended December 31, 2017, as compared to RMB4,303 ($659) per ton in the year ended December 31, 2016, a decrease of RMB289 ($44), or 6.7%. Our revenue from Grade C edible alcohol decreased by approximately RMB16.5 million ($2.5 million), or 6.1%, to RMB253.2 million ($38.8 million) for the year ended December 31, 2017, as compared to RMB269.7 million ($41.3 million) for the year ended December 31, 2016. The weighted average sales price of Grade C edible alcohol was approximately RMB3,981 ($609) per ton in the year ended December 31, 2017, as compared to RMB4,289 ($656) per ton in the year ended December 31, 2016, a decrease of RMB308 ($47) or 7.2%.

•                  We sold approximately 295,984 tons of Grade B edible alcohol and 63,622 tons of Grade C edible alcohol in the year ended December 31, 2017, as compared to approximately 3,186 tons of Grade A edible alcohol, 273,546 tons of Grade B edible alcohol and 62,888 tons of Grade C edible alcohol in the year ended December 31, 2016. The sharp decrease in our sales volume of Grade A edible alcohol and the increase in Grade B edible alcohol were primarily attributable to our shift in production from Grade A edible alcohol to Grade B edible alcohol since February 2016, because the demand for Grade A edible alcohol was facing challenges.

•                  The increase in our revenue from DDGS feed by approximately RMB32.2 million ($4.9 million), or 6.9%, to RMB499.7 million ($76.5 million) for the year ended December 31, 2017, as compared to RMB467.6 million ($71.6 million) for the year ended December 31, 2016, was primarily due to the increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,617 ($248) per ton for DDGS feed sales in the year ended December 31, 2017, as compared to RMB1,595 ($244) per ton in the year ended December 31, 2016, representing an increase of RMB22 ($3) per ton, or 1.4%. We sold approximately 308,973 tons of DDGS feed in the year ended December 31, 2017 compared to approximately 293,058 tons in the year ended December 31, 2016, an increase of 15,916 tons, or 5.4%. The increase in sales volume was mainly due to our higher production volume in 2017.

Our revenue from liquid carbon dioxide decreased by approximately RMB2.8 million ($0.4 million), or 13.4%, to RMB23.8 million ($3.6 million) for the year ended December 31, 2017 to RMB20.9 million ($3.2 million) for the year ended December 31, 2016, mainly due to the increase in the weighted average sales price. The weighted average sales price of liquid carbon dioxide increased by RMB22 ($3) or 12.7% to approximately RMB195 ($30) per ton in the year ended December 31, 2017, as compared to RMB173 ($26) per ton in the year ended December 31, 2016. We sold approximately 121,727 tons of liquid carbon dioxide in the year ended December 31, 2017 compared to approximately 120,852 tons in the year ended December 31, 2016, representing an increase of 875 tons, or 0.7%.

•                  Our revenue from crude corn oil decreased by approximately RMB16.1 million ($2.5 million) or 19.4%, to RMB67.0 million ($10.3 million) for the year ended December 31, 2017, compared to RMB83.1 million ($12.7 million) for the year ended December 31, 2016, mainly due to the lower sales volume in 2017. Our sales volume was approximately 10,742 tons for the year ended December 31, 2017, as compared to 13,049 tons for the year ended December 31, 2016, representing a decrease of 2,307 tons, or 17.7%. The weighted average sales price was RMB6,239 ($955) per ton in the year ended December 31, 2017 compared to RMB6,370 ($975) per ton in the year ended December 31, 2016, a decrease of RMB131 ($20) per ton or 2.1%.

We expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE decreased by approximately RMB26.3 million ($4.0 million) or 27.0%, to RMB71.2 million ($10.9 million) for the year ended December 31, 2017, as compared to RMB97.4 million ($14.9 million) for the year ended December 31, 2016. The decrease was mainly due to the decrease in sales volume in 2017. Our sales volume was approximately 9,234 tons for the year ended December 31, 2017, as compared to 11,810 tons for the year ended December 31, 2016, representing a decrease of 2,576 tons, or 21.8%. The weighted average sales price was RMB7,708 ($1,180) per ton in the year ended December 31, 2017 compared to RMB8,251 ($1,236) per ton in the year ended December 31, 2016, a decrease of RMB543 ($83) per ton or 6.6%. In 2016, we exited the foam insulation market and disposed of all long-lived assets related to our foam insulation business.

In 2017, we invested in and completed the construction of our AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. For the year ended December 31, 2017, revenue from AMPS products was RMB37.8 million ($5.8 million) and we sold approximately 2,265 tons with the average sales price being RMB16,705 ($2,557).

Gross Profit

Gross profit increased by RMB50.9 million ($7.8 million), or 28.0%, to RMB233.0 million ($35.7 million), or 10.9% of revenues, for the year ended December 31, 2017, from RMB182.1 million ($27.9 million), or 8.5% of revenues, for the year ended December 31, 2016, mainly due to the steeper decrease in average selling prices of edible alcohol and its by-products, compared with the decrease in average corn cost. The average price of our purchased corn was approximately RMB1,496 ($229) per ton in the year ended December 31, 2017, a decrease of RMB143 ($22) per ton, or 8.7%, from RMB1,639 ($251) per ton in the year ended December 31, 2016. The weighted average sales price of edible alcohol was approximately RMB4,008 ($613) per ton in the year ended December 31, 2017, compared to RMB4,307 ($659) per ton in the year ended December 31, 2016, a decrease of RMB299 ($46) per ton, or 6.9%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB0.1 million ($0.1 million), to RMB52.7 million ($8.1 million), for the year ended December 31, 2017, from RMB52.6 million ($8.0 million), for the year ended December 31, 2016. The increase was primarily due to the following:

•                  Selling expenses decreased 12.2% from RMB4.2 million ($0.7 million) for the year ended December 31, 2016 to RMB3.7 million ($0.6 million) for the year ended December 31, 2017.

•                  General and administrative expenses increased by RMB0.6 million ($0.1 million), or 1.2%, from RMB48.4 million ($7.4 million) for the year ended December 31, 2016 to RMB49.0 million ($7.5 million) for the year ended December 31, 2017, primarily due to the increase in professional expenses.

Other Expenses/(income)

Other income was RMB55.4 million ($8.5 million), primarily consisting of interest expense of RMB66.1 million ($10.1 million), interest income of RMB4.2 million ($0.6 million), government subsidies received in December 2017 and recognized in income for corn processing of RMB117.2 million ($17.9 million), and other income of RMB0.1million ($0.1 million) for the year ended December 31, 2017, as compared to other expenses were RMB44.5 million ($6.8 million) for the year ended December 31, 2016, primarily consisting of interest expense of RMB52.7 million ($8.1 million), interest income of RMB4.0 million ($0.6 million), non-operating income from the proceeds of equipment sales of RMB3.7 million ($0.6 million), and other income of RMB0.2 ($0.1 million). Interest expense increased to RMB66.1 million ($10.1 million) for the year ended December 31, 2017 from RMB52.7 million ($8.1 million) for the year ended December 31, 2016, primarily due to the issuance of our corporate bonds of RMB300.0 million ($45.9 million) in November 2016.

Income Tax Expense

We recorded RMB58.9 million ($9.0 million) in income tax expense for the year ended December 31, 2017, compared to income tax expense of RMB21.2 million ($3.2 million) for the year ended December 31, 2016. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2016

Revenues

Revenues decreased by RMB519.4 million ($79.5 million), or 19.6%, to RMB2,132.7 million ($326.4 million) for the year ended December 31, 2016 from RMB2,652.0 million ($405.9 million) for the year ended December 31, 2015. The decrease was primarily due to the following:

•                  The decrease in our edible alcohol sales by approximately RMB287.0 million ($43.9 million), or 16.4%, from RMB1,749.6 million ($267.8 million) in the year ended December 31, 2015 to RMB1,462.6 million ($223.8 million) in the year ended December 31, 2016, primarily due to the lower weighted average sales price of edible alcohol in 2016. The weighted average sales price of edible alcohol decreased substantially due to lower corn costs in 2016. We still did not operate at full capacity in 2016, and our actual production output for the year ended December 31, 2016 was 337,959 tons of edible alcohol, as compared to 343,840 tons for the year ended December 31, 2015, a decrease of 5,881 tons, or 1.7%.

•                  We sold approximately 339,620 tons of edible alcohol in the year ended December 31, 2016, compared to approximately 342,766 tons in the year ended December 31, 2015, a decrease of 3,146 tons or 0.9%. The decrease was primarily due to our decreased production volume of edible alcohol in 2016. The weighted average sales price of edible alcohol was approximately RMB4,307 ($659) per ton in the year ended December 31, 2016 compared to RMB5,105 ($781) per ton in the year ended December 31, 2015, a decrease of RMB798 ($122) per ton, or 15.6%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the lower weighted average sales price of edible alcohol in 2016, our revenue for edible alcohol experienced a decrease in 2016. Our revenue from Grade A edible alcohol decreased by approximately RMB248.7 million ($38.1 million) or 94.0% to RMB15.9 million ($2.4 million) for the year ended December 31, 2016, as compared to RMB264.6 million ($40.5 million) for the year ended December 31, 2015. The weighted average sales price of Grade A edible alcohol was approximately RMB 5,006 ($766) per ton in the year ended December 31, 2016, compared to RMB5,363 ($821) per ton in the year ended December 31, 2015, a decrease of RMB357 ($55), or 6.7%. Our revenue from Grade B edible alcohol increased by approximately RMB37.2 million ($5.7 million), or 3.3%, to RMB1,177.0 million ($180.1 million) for the year ended December 31, 2016, as compared to RMB1,139.8 million ($174.4 million) for the year ended December 31, 2015. The weighted average sales price of Grade B edible alcohol was approximately RMB4,303 ($659) per ton in the year ended December 31, 2016, as compared to RMB5,061 ($775) per ton in the year ended December 31, 2015, a decrease of RMB758 ($116), or 15.0%. Our revenue from Grade C edible alcohol decreased by approximately RMB75.5 million ($11.6 million), or 21.9%, to RMB269.7 million ($41.3 million) for the year ended December 31, 2016, as compared to RMB345.2 million ($52.8 million) for the year ended December 31, 2015. The weighted average sales price of Grade C edible alcohol was approximately RMB4,289 ($656) per ton in the year ended December 31, 2016, as compared to RMB5,060 ($774) per ton in the year ended December 31, 2015, a decrease of RMB771 ($118) or 15.2%.

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

•                  The decrease in our revenue from DDGS feed by approximately RMB105.6 million ($16.2 million), or 18.4%, to RMB467.6 million ($71.6 million) for the year ended December 31, 2016, as compared to RMB573.2 million ($87.7 million) for the year ended December 31, 2015, was primarily due to the decrease in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,595 ($244) per ton for DDGS feed sales in the year ended December 31, 2016, as compared to RMB1,885 ($288) per ton in the year ended December 31, 2015, representing a decrease of RMB290 ($44) per ton, or 15.4%. The decrease in average sales price was mainly due to the decrease in corn price. We sold approximately 293,058 tons of DDGS feed in the year ended December 31, 2016 compared to approximately 304,060 tons in the year ended December 31, 2015, a decrease of 11,002 tons, or 3.6%. The decrease in sales volume was mainly due to our lower production volume in 2016.

Our revenue from liquid carbon dioxide decreased by approximately RMB2.1 million ($0.3 million), or 9.2%, to RMB20.9 million ($3.2 million) for the year ended December 31, 2016 to RMB23.1 million ($3.5 million) for the year ended December 31, 2015, mainly due to the combined effect of a slight decrease in the weighted average sales price and a decrease in our sales volume. The weighted average sales price of liquid carbon dioxide decreased by RMB8 ($1) or 4.4% to approximately RMB173 ($26) per ton in the year ended December 31, 2016, as compared to RMB181 ($28) per ton in the year ended December 31, 2015. We sold approximately 120,852 tons of liquid carbon dioxide in the year ended December 31, 2016 compared to approximately 127,754 tons in the year ended December 31, 2015, representing a decrease of 6,902 tons, or 5.4%.

•                  Our revenue from crude corn oil decreased by approximately RMB90.4 million ($13.8 million) or 52.1%, to RMB83.1 million ($12.7 million) for the year ended December 31, 2016, compared to RMB173.5 million ($26.6 million) for the year ended December 31, 2015, mainly due to suspension of crude corn oil production at the Daqing facility since March 2016 and we are currently in the progress of renewing the facility’s production authorization. Our sales volume was approximately 13,049 tons for the year ended December 31, 2016, as compared to 26,939 tons for the year ended December 31, 2015, representing a decrease of 13,890 tons, or 51.6%. The weighted average sales price was RMB6,370 ($975) per ton in the year ended December 31, 2016 compared to RMB6,442 ($986) per ton in the year ended December 31, 2015, a decrease of RMB72 ($11) per ton or 1.1%.

•                  We began generating revenue from sales of our CPE and foam insulation products in December 2013 and we expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE decreased by approximately RMB32.3 million ($4.9 million) or 24.9%, to RMB97.4 million ($14.9 million) for the year ended December 31, 2016, as compared to RMB129.8 million ($19.9 million) for the year ended December 31, 2015. The sharp decrease in sales volume of CPE was mainly due to our temporary shutdown for maintenance and upgrades during the fourth quarter of 2016. Our sales volume was approximately 11,810 tons for the year ended December 31, 2016, as compared to 15,181 tons for the year ended December 31, 2015, representing a decrease of 3,371 tons, or 22.2%. The weighted average sales price was RMB8,251 ($1,263) per ton in the year ended December 31, 2016 compared to RMB8,547 ($1,308) per ton in the year ended December 31, 2015, a decrease of RMB296 ($45) per ton or 3.5%.

•                  In 2015, we had elected to temporarily suspend our foam insulation operations. However, after a further comprehensive market review, we concluded that the foam insulation market will likely continue to face intense price competition, while we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we felt it was more prudent to exit the potentially challenging foam business in a more conclusive manner in 2016. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment and we disposed of the relevant production lines. As a result, revenue from foam insulation products and materials decreased by approximately RMB1.9 million ($0.3 million) or 67.1%, to RMB0.9 million ($0.1 million) for the year ended December 31, 2016, as compared to RMB2.9 million ($0.4 million) for the year ended December 31, 2015. Such sales in 2016 represented our remaining inventory after our full write-down of the production lines. Our sales volume of foam insulation products was approximately 1,464 cubic meters for the year ended December 31, 2016, compared to 533 cubic meters for the year ended December 31, 2015, representing an increase of 931 cubic meters, or 174.7%. The weighted average sales price was RMB641 ($98) per cubic meter in the year ended December 31, 2016, compared to RMB1,094 ($167) in the year ended December 31, 2015, representing a decrease of RMB453 ($69), or 41.4%.

Gross Profit

Gross profit decreased by RMB97.7 million ($15.0 million), or 34.9%, to RMB182.1 million ($27.9 million), or 8.5% of revenues, for the year ended December 31, 2016, from RMB279.8 million ($42.8 million), or 10.5% of revenues, for the year ended December 31, 2015, mainly due to the steeper decrease in average selling price of edible alcohol and its by-products, compare with the decrease in average corn cost. The average price of our purchased corn was approximately RMB1,639 ($251) per ton in the year ended December 31, 2016, a decrease of RMB252 ($39) per ton, or 13.3%, from RMB1,891 ($289) per ton in the year ended December 31, 2015. The weighted average sales price of edible alcohol was approximately RMB4,307 ($659) per ton in the year ended December 31, 2016, compared to RMB5,105 ($781) per ton in the year ended December 31, 2015, a decrease of RMB798 ($122) per ton, or 15.6%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by RMB2.9 million ($0.4 million), or 5.2%, to RMB52.6 million ($8.1 million), for the year ended December 31, 2016, from RMB55.5 million ($8.5 million), for the year ended December 31, 2015. The decrease was primarily due to the following:

•                  Selling expenses decreased 20.1% from RMB5.2 million ($0.8 million) for the year ended December 31, 2015 to RMB4.2 million ($0.6 million) for the year ended December 31, 2016, in line with the decrease in revenue.

•                  General and administrative expenses decreased by RMB1.9 million ($0.3 million), or 3.7%, from RMB50.3 million ($7.7 million) for the year ended December 31, 2015 to RMB48.4 million ($7.4 million) for the year ended December 31, 2016, primarily due to the decrease in professional expenses and salaries for senior management.

Impairment loss on Property, Plant and Equipment

Following our voluntary temporary suspension of our foam insulation operations in 2015, we undertook a further comprehensive market review, we concluded that the foam insulation market will likely continue to face intense price competition, while we would need to invest a significant amount of additional R&D expenditure in order to effectively compete in terms of product variety. Consequently, we decided to conclusively exit the foam insulation market in 2016. Accordingly, we took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.1 million) for the year ended December 31, 2015.

Other Expenses

Other expenses were RMB44.5 million ($6.8 million), primarily consisting of interest expense of RMB52.7 million ($8.1 million), interest income of RMB4.0 million ($0.6 million), non-operating income from the proceeds of equipment sales of RMB3.7 million ($0.6 million), and other income of RMB0.2 ($0.1 million) for the year ended December 31, 2016, as compared to other income of RMB45.5 million ($7.0 million) for the year ended December 31, 2015, which primarily consisted of government subsidies received in November 2015 and recognized in income for corn processing of RMB42.6 million ($6.5 million), interest expense of RMB100.6 million ($15.4 million), interest income of RMB12.7 million ($1.9 million), and other expense of RMB0.2 million ($0.1 million). Interest expense decreased to RMB52.7 million ($8.1 million) for the year ended December 31, 2016 from RMB100.6 million ($15.4 million) for the year ended December 31, 2015, primarily due to the retirement of our corporate bonds of RMB320.0 million ($49.0 million) in 2016.

Income Tax Expense

We recorded RMB21.2 million ($3.2 million) in income tax expense for the year ended December 31, 2016, compared to income tax expense of RMB43.0 million ($6.6 million) for the year ended December 31, 2015. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease in our income before income tax expenses.

B.            Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2015, 2016 and 2017, we had approximately RMB495.6 million ($75.9 million), RMB795.3 million ($121.7 million) and RMB728.3 million ($111.5 million), respectively, in cash. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs primarily include the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	$
Net cash provided by operating activities	70,843,702	159,931,964	140,311,845	21,473,458
Net cash used in investing activities	(53,792,018)	151,193	(950,000)	(145,389)
Net cash provided (used) by financing activities	(351,800,000)	139,615,291	(206,502,989)	(31,603,408)
Effect of foreign currency exchange translation	(51,245)	10	61,376	9,390
Net increase (decrease) in cash	(334,799,561)	299,698,458	(67,079,768)	(10,265,949)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB70.8 million ($10.8 million) for the year ended December 31, 2015. Net cash provided by operating activities was RMB159.9 million ($24.5 million) for the year ended December 31, 2016. Net cash provided by operating activities was RMB140.3 million ($21.5 million) for the year ended December 31, 2017. The decrease in net cash provided by operating activities for the year ended December 31, 2017 compared to December 31, 2016 was primarily due to the increase in trade accounts receivable, upfront payments made to granaries and income tax payable, offset by the increase in net income and a decrease in inventory balance. The increase in cash provided by operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to the decrease in accounts receivables and upfront payments made to granaries, offset by an increased balance of inventory and a decreased balance of accrued expenses and other payables and income tax payable.

Net Cash Provided by Financing Activities

Financing Activities—Net cash used by financing activities was RMB351.8 million ($53.8 million) for the year ended December 31, 2015. Net cash provided by financing activities was RMB139.6 million ($21.4 million) for the year ended December 31, 2016. Net cash used by financing activities was RMB206.5 million ($31.6 million) for the year ended December 31, 2017. For the year ended December 31, 2015, net cash used consisted of net repayment of borrowings of RMB171.8 million ($26.3 million) and settlement of corporate bonds of RMB180 million ($27.6 million). For the year ended December 31, 2016, net cash provided consisted of net borrowings of RMB68.0 million ($10.4 million), settlement of corporate bonds of RMB221.3 million ($33.9 million) and issuance of new bonds of RMB292.9 million ($44.8 million). For the year ended December 31, 2017, net cash used mainly represented the net repayment of borrowings of RMB206.5 million ($31.6 million).

Financing Agreement—As of December 31, 2015, 2016 and 2017, excluding bond payable of RMB300.0 million ($45.9 million) we had approximately RMB837.2 million ($128.1 million), RMB905.2 million ($138.5 million) and RMB698.7 million ($106.9 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 5.77%, 4.83% and 4.63% per annum, respectively.

During the year ended December 31, 2017, 12 short-term loans were obtained from the Agricultural Bank of China with interest rate of 4.35%: (i) RMB40,000,000 will be repayable on January 11, 2018 and RMB40,000,000 will be repayable on February 10, 2018;  (ii) RMB20,000,000 and RMB10,000,000 will be repayable on June 15, 2018 and June 28, 2018 respectively; (iii) RMB20,000,000 will be repayable on July 19, 2018; (iv) two loans of the total amount of RMB60,000,000 will be repayable on September 28, 2018; (v) RMB30,000,000 RMB20,000,000 and RMB30,000,000 will be repayable on October 10, 2018, October 11, 2018 and October 26, 2018 respectively; and (vi) RMB50,000,000 will be repayable on November 5, 2018. All borrowings under the relevant loan agreements are guaranteed by third party companies.

During the year ended December 31, 2017, ten loans obtained from Construction Bank of China with annual interest rate of 5.22% were guaranteed by Shandong Borun, Wang Jinmiao, our CEO, and his family members as well as secured by a pledge of PPE. A total amount of RMB30,000,000 was repaid on November 13, 2017. Various other amounts are due as follows: (i) RMB30,000,000 is due on January 4, 2018; (ii) RMB25,000,000 is due on February 21, 2018; (iii) RMB20,000,000 is due on May 6, 2018; (iv) RMB20,000,000 is due on March 16, 2018; (v) RMB 20,000,000 is due on April 12, 2018; (vi) RMB25,000,000 is due on April 21, 2018; (vii) RMB20,000,000 is due on May 9, 2018; (viii) RMB20,000,000 is due on June 23, 2018; and (ix) RMB19,800,000 is due on November 8, 2018.

During the year ended December 31, 2017, an additional loan of RMB129,867,011 was obtained from China CITIC Bank with annual interest rate of 5.655%, and was guaranteed by Shandong Borun, Wang Jinmiao, our CEO, and two third-party companies as well as secured by a pledge over shares in Daqing Borun. This loan is due on September 28, 2018.

During the year ended December 31, 2017, Daqing Borun obtained a loan from the Daqing Rural Commercial Bank with annual interest rate of 3.50%. It is guaranteed by a third party guarantee company. Daiqing Borun provided the counter guarantee for this company which is pledged by property, plant and equipment and land use rights of Shandong Borun, Wang Jinmao, our CEO, two natural persons and three third-party companies. This loan is due on September 7, 2018

These facilities contain no specific renewal terms or, unless expressly provided for therein, any requirement for the maintenance of financial covenants. We have historically and successfully negotiated the renewal of certain facilities shortly before they mature. We have been making this type of loan arrangement since 2006. As we expanded our business, our borrowing capacity also increased over the years. This type of financing is very similar to a revolving line of credit and is a common practice in China, particularly in Shandong and Heilongjiang Provinces where our production facilities are located. Amounts outstanding under these bank loans are presented in our financial statements as short-term and long-term loans. Proceeds from these bank loans were used for working capital needs.

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($76.5 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($53.6 million) on the date of registration, and thereafter, had the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($23.0 million). The bonds were fully settled during the year ended December 31, 2016. The proceeds from issuance of the Bonds were used for purposes of our working capital and capital expenditures.

On November 2, 2016, our subsidiary, Shandong Borun has issued private placement bonds with a principal amount of RMB300.0 million ($45.9 million) that were registered with the Shanghai Stock Exchange. The proceeds from the issuance of the bonds were used purposes for our working capital and capital expenditures. The bonds were issued at face value of RMB100 ($15) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100.0 million ($15.3 million) should be repaid at the end of each of the third, fourth and fifth year life of the bonds. RMB300.0 million ($45.9 million) was outstanding as of December 31, 2017.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to: (1) RMB53.8 million ($8.2 million) in the year ended December 31, 2015, mainly related to proceeds from restricted bank deposits of RMB62.3 million ($9.5 million), payment for completing the expansion and maintenance of our CPE plants of RMB22.5 million ($3.4 million), payment for purchase the held-to-maturity debt securities of RMB98.7 million ($15.1 million) and proceeds from disposal of equipment of RMB5.0 million ($0.8 million). (2) RMB0.1 million ($0.02 million) in the year ended December 31, 2016, mainly related to payment for maintenance our production facilities of RMB3.6 million ($0.6 million) and the proceeds from disposal of the foam insulation equipment of RMB3.7 million ($0.6 million). (3) RMB1 million ($0.2 million) in the year ended December 31, 2017, mainly related to the payment for our maintenance on the production facilities of RMB1.0 million ($0.2 million).

Future Capital Requirements—We had cash on hand of RMB495.6 million ($75.9 million), RMB795.3 million ($121.7 million) and RMB728.3 million ($111.5 million) on December 31, 2015, 2016 and 2017, respectively. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB5.0 million ($0.8 million) to RMB10.0 million ($1.5 million) for 2018, which related primarily to the maintenance our production facilities. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.             Research and Development

We spent approximately RMB968,000 ($148,144), RMB1,066,400 ($163,203) and RMB1,608,400 ($246,151), during the fiscal years ended December 31, 2015, 2016 and 2017, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

E.             Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB844.2 million ($129.2 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off- balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.              Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

		Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(RMB in millions)
Bonds payable	358.5	19.5	232.5	106.5	—
Short-term debt	698.7	698.7	—	—	—
Total:	1,057.2	718.2	232.5	106.5	—

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	47	Chief Executive Officer and Chairman of the Board
Yuanqin Chen	34	Chief Financial Officer
Hengxiu Song	46	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	57	Chief Technology Officer
Shunliang Hu	51	General Manager of Daqing Borun Biotechnology Co., Ltd.
Wen Jiang	53	Independent Director
Xisheng Lu	67	Independent Director
Binbin Jiang	43	Independent Director

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation to our executive officers and directors was RMB3,200,000 ($489,731).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Each of our directors was re-elected at our 2016 annual meeting of shareholders, which was held on January 6, 2017, to hold office until our next annual meeting of shareholders. Jinmiao Wang, Hengxiu Song, Wen Jiang, Xisheng Lu and Binbin Jiang were re-elected as our directors. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Wen Jiang and Xisheng Lu have served on our board since January 2013.

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

D.            Employees

As of the date of this annual report, our Shouguang facility had 665 full-time employees and our Daqing facility had 467 full- time employees for a total of 1,132 full time employees, which is comprised of 870 manufacturing staff, 233 management and administrative personnel, and the rest, 29 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB10.4 million ($1.6 million), RMB10.4 million ($1.6 million) and RMB11.3 million ($1.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2017, we paid RMB82,460 ($12,620) and RMB5,365,220 ($821,098) for group casualty insurance and pension insurance, respectively.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 15, 2018, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jinmiao Wang, President, CEO and Chairman of the Board	—	—
Yuanqin Chen, Chief Financial Officer	—	—
Wei Qi, Chief Technology Officer	—	—
Hengxiu Song, Chief Operations Officer, General Manager of Shandong Borun and Director	—	—
Shunliang Hu, General Manager of Daqing Borun	—	—
Binbin Jiang, Independent Director	—	—
Wen Jiang, Independent Director	—	—
Xisheng Lu, Independent Director	—	—
All directors and executive officers as a group (8 persons):	—	—

Principal Shareholders:

King River Holding Limited(1)	14,297,377	55.58%

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,707,631). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

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

Upon receipt of a written request to effect a registration on Form F-3 in accordance with the terms of the shareholders agreement, our Company shall be obligated to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested, together with all or such portion of the Registrable Securities of any other Holder entitled to join in such request in accordance with the terms of the shareholders agreement. However, we are not obligated to effect any registration:

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

Without the prior written consent of the Holder(s) of a majority in interest of the Registrable Securities then outstanding, we have covenanted and agreed that we shall not grant for the benefit of any person or entity any registration rights of any kind (whether similar to the “demand,” “piggyback” or Form F-3 registration rights or otherwise) relating to any securities of our Company which are senior to, or on a parity with, those granted to the Holders of Registrable Securities. A complete description of such registration rights are set forth on Exhibit C to the shareholders agreement.

Additional Related Party Transactions

There was no related party transactions in the fiscal year ended December 31, 2017.

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

We did not declare any dividends in 2015, 2016 and 2017. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.                THE OFFER AND LISTING.

A.    Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On May 7, 2018, the closing sale price of our ADSs as reported on the NYSE was $1.25 per ADS.

	Sale Price
	High	Low
Annual High and Low
2016	$1.37	$1.82
2017 Quarterly High and Low	$1.48	$0.98
First Quarter 2016	$1.82	$1.37
Second Quarter 2016	$1.70	$1.42
Third Quarter 2016	$1.68	$1.44
Fourth Quarter 2016	$1.55	$1.24
First Quarter 2017	$1.42	$0.97
Second Quarter 2017	$1.74	$1.12
Third Quarter 2017	$1.45	$1.18
Fourth Quarter 2017	$1.53	$1.19
Monthly High and Low
October 2017	$1.53	$1.22
November 2017	$1.45	$1.21
December 2017	$1.31	$1.19
January 2018	$1.57	$1.23
February 2018	$1.50	$1.28
March 2018	$1.45	$1.31
April 2018	$1.37	$1.10

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and we may be a PFIC for our taxable year ending December 31, 2018 or thereafter, although there can be no assurance in either regard.

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

As of December 31, 2017 all balance of borrowings consists of short-term borrowings and short-term portion of long-term borrowings which will mature at various dates within the year ending December 31, 2018 and do not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. Our bonds were issued at fixed rates and expose us to fair value and interest rate risk which will mature at fiscal year 2021.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 1.6% in 2017 compared with 2016.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.4% in 2014, a depreciation of approximately 6.4% in 2016 and appreciation of 5.4% in 2017, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2017, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 (e) promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2017. In making its assessment, management used the criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management identified a material weakness in our internal control over financial statement closing process, and as a result, concluded that our internal control over financial reporting was not effective as of December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified primarily related to the lack of sufficient qualified financial reporting and accounting personnel to properly address complex accounting issues under U.S. GAAP and timely to report and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and the Securities and Exchange Commission’s financial reporting requirements, as resulted from our high staff turnover rate in the fiscal year 2017. This control deficiency resulted in material audit adjustments in our annual consolidated financial statements for the year ended December 31, 2017 corrected by our independent registered public accounting firms.

We plan to fully remediate the above issue in 2018 by recruiting personnel who possess expertise in this aspect. However, we cannot be certain that this measure will resolve our control deficiency, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC for the fiscal year ended December 31, 2017 and BDO for fiscal years ended December 31, 2016 and 2017.

	Year ended December 31,
	2016	2017
	(RMB)	(RMB)	($)
Audit fees	1,450,000	2,595,000	397,141
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

Audit fees are fees for professional services rendered by our independent registered public accounting firms for the audits of our consolidated financial statements and for the agreed-upon procedures of interim consolidated financial information included in quarterly earnings releases, for the fiscal years ended December 31, 2016 and 2017.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective April 24, 2018, we have engaged WWC as our new independent auditor and dismissed BDO as our independent auditor. The decision to engage WWC and dismiss BDO as our independent auditor was approved by the Audit Committee of the Company after a thorough evaluation and with the concurrence of the Company’s Board of Directors on April 24, 2018.

The audit reports of BDO regarding the Company’s financial statements as of and for two most recent fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for the each of the two most recent fiscal years ended December 31, 2015 and 2016, and through the date of this current report, there were: (i) no disagreements between our company and BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no “reportable events” as defined under Item 16F of Form 20-F, except that prior to its dismissal, BDO and the Company were still in the process of performing procedures to conclude the audit of the Company’s financial statements as of and for the fiscal year ended December 31, 2017. The Company dismissed BDO prior to concluding the audit and prior to BDO issuing any audit report on the Company’s financial statements. The Company has authorized BDO to respond fully to the inquiries of WWC concerning the outstanding audit matters.

During the Company’s two most recent fiscal years ended December 31, 2015 and 2016, and through the date of this current report, the Company did not consult with WWC regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by WWC on the Company’s financial statements. Neither a written report nor oral advice was provided by WWC to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. The Company has not consulted with WWC regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined under Item 16F of Form 20-F.

We have provided BDO a copy of the disclosures and has requested that BDO furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not BDO agrees with the statements. A copy of the letter dated April 24, 2018 furnished by BDO in response to that request is filed as Exhibit 99.1 to a Form 6-K filed to the SEC on April 24, 2018.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards of the NYSE.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements of our Company and subsidiaries are included at the end of this Annual Report.

ITEM 19. EXHIBITS.

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association of the Registrant(1)

1.2	Certificate of Incorporation of China New Borun Corporation(1)

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among China New Borun Corporation, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated June 10, 2010(2)

2.4	Shareholders Agreement, dated March 31, 2010, by and among China New Borun Corporation, King River Holding Limited, Star Elite, Earnstar and TDR Advisors(1)

2.5	Amendment to Shareholders Agreement, dated June 8, 2010, by and among China New Borun Corporation, King River Holding Limited, Earnstar Holding Limited and TDR Advisors, Inc.(1)

4.1	Share Exchange Agreement, dated February 28, 2010, by and among China New Borun Corporation, Golden Direction Limited, Star Elite, Earnstar, TDR Advisors and China High Enterprises Limited(1)

4.2	Share Exchange Agreement, dated March 15, 2010, by and among China New Borun Corporation, Mrs. Shan Junqin, Golden Direction Limited and China High Enterprises Limited(1)

4.3	Form of Independent Director Agreement(1)

4.4	Form of Indemnification Agreement(1)

8.1	Subsidiaries of Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: May 15, 2018

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name : Jinmiao Wang
Title: Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:                             The Board of Directors and Stockholders of

China New Borun Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China New Borun Corporation (the Company) as of December 31, 2017, and the related consolidated statement of income, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

San Mateo, California

May 15, 2018

We have served as the Company’s auditor since April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China New Borun Corporation

We have audited the accompanying consolidated balance sheet of China New Borun Corporation and its subsidiaries (the “Company”) as of December 31, 2016 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, The People’s Republic of China

April 25, 2017

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	795,329,065	728,249,297	111,451,945
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil ($ nil), as of December 31, 2016 and 2017, respectively (note 4)	415,621,572	509,737,390	78,010,681
Inventories (note 5)	602,628,839	434,185,431	66,448,139
Advance to suppliers (note 6)	245,977,475	562,196,185	86,039,023
Other receivables (note 7)	81,055,814	66,391,456	10,160,610
Prepaid expenses	3,325,225	2,781,503	425,684
Total current assets	2,143,937,990	2,303,541,262	352,536,082
Property, plant and equipment, net (note 8)	876,240,529	766,055,948	117,237,909
Land use rights, net (note 9)	130,460,205	127,627,629	19,532,250
Total assets	3,150,638,724	3,197,224,839	489,306,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	23,643,261	36,890,637	5,645,777
Accrued expenses and other payables (note 10)	47,614,155	54,770,180	8,382,079
Income taxes payable	12,242,364	66,717,710	10,210,540
Short-term borrowings (note 11)	905,170,000	698,667,011	106,924,644
Total current liabilities	988,669,780	857,045,538	131,163,040
Bonds payable, outstanding principal amount of RMB300,000,000 ($43,246,360), bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB 6,830,549 and RMB5,419,012 ($829,331) as of December 31, 2016 and 2017, respectively) (note 12)	293,169,451	294,580,988	45,082,946
Total liabilities	1,281,839,231	1,151,626,526	176,245,986

Commitments and contingencies (note 15)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	71,643,382
Retained earnings—appropriated (note 2)	153,533,656	171,207,400	26,201,739
Retained earnings—unappropriated	1,247,519,969	1,406,583,669	215,264,863
Accumulated other comprehensive loss	(561,915)	(500,539)	(75,454)
Total shareholders’ equity	1,868,799,493	2,045,598,313	313,060,255

Total liabilities and shareholders’ equity	3,150,638,724	3,197,224,839	489,306,241

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,652,043,999	2,132,680,185	2,140,871,979	327,641,024
Cost of goods sold	2,372,269,654	1,950,614,338	1,907,898,919	291,986,612
Gross profit	279,774,345	182,065,847	232,973,060	35,654,412
Operating expenses (income), net:
Selling	5,210,530	4,164,703	3,657,645	559,769
General and administrative	50,254,277	48,413,749	49,015,721	7,501,411
Government subsidy	(42,630,000)	—	(117,216,600)	(17,938,937)
Others, net	211,468	(4,086,154)	(104,649)	(16,016)
Impairment losses of property, plant and equipment	7,020,788	—	—	—
Total operating expenses(income), net	20,067,063	48,492,298	(64,647,883)	(9,893,773)

Income from operations	259,707,282	133,573,549	297,620,943	45,548,185
Interest income	12,694,278	4,043,903	4,154,446	635,800
Interest expense	(100,595,362)	(52,669,508)	(66,125,464)	(10,119,902)

Income before income tax expenses	171,806,198	84,947,944	235,649,925	36,064,083
Income tax (credit) expenses (note 14)
Current	44,706,746	19,481,789	58,912,481	9,016,020
Deferred	(1,755,197)	1,755,197	—	—
Income tax expenses	42,951,549	21,236,986	58,912,481	9,016,020

Net income attributable to ordinary shareholders	128,854,649	63,710,958	176,737,444	27,048,063
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(51,245)	(59,426)	61,376	9,391
Other comprehensive income (loss)	(51,245)	(59,426)	61,376	9,391

Total comprehensive income attributable to ordinary shareholders	128,803,404	63,651,532	176,798,820	27,057,454

Earnings per share (note 2):
Basic and Diluted	5.01	2.48	6.87	1.05
Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2015	25,725,000	175,596	468,132,187	134,277,095	1,074,210,923	(451,244)	1,676,344,557
Net income for the year	—	—	—	—	128,854,649	—	128,854,649
Transfer to statutory reserves	—	—	—	12,885,465	(12,885,465)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(51,245)	(51,245)
Balance as of December 31, 2015	25,725,000	175,596	468,132,187	147,162,560	1,190,180,107	(502,489)	1,805,147,961
Net income for the year	—	—	—	—	63,710,958	—	63,710,958
Transfer to statutory reserves	—	—	—	6,371,096	(6,371,096)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(59,426)	(59,426)
Balance as of December 31, 2016	25,725,000	175,596	468,132,187	153,533,656	1,247,519,969	(561,915)	1,868,799,493
Net income for the year	—	—	—	—	176,737,444	—	176,737,444
Transfer to statutory reserves	—	—	—	17,673,744	(17,673,744)	—	—
Foreign currency translation adjustment	—	—	—	—	—	61,376	61,376
Balance as of December 31, 2017	25,725,000	175,596	468,132,187	171,207,400	1,406,583,669	(500,539)	2,045,598,313

Balance as of December 31, 2017 ($)	25,725,000	25,725	71,643,382	26,201,739	215,264,863	(75,454)	313,060,255

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Net income	128,854,649	63,710,958	176,737,444	27,048,063
Adjustments to reconcile net income to net cash provided by operating activities:
Interest income on held-to-maturity debt securities	(9,191,349)	(1,587,889)	—	—
Impairment loss of property, plant and equipment	7,020,788	—	—	—
(Gain)/loss on disposal of property, plant and equipment	242,575	(3,743,590)	—	—
Deferred income taxes	(1,755,197)	1,755,197	—	—
Depreciation	119,717,245	115,744,856	112,816,310	17,265,513
Amortization expense	6,658,821	4,828,862	2,832,576	433,500
Amortized debt issuance costs associated to the bonds	5,134,902	672,831	1,411,537	216,023
Changes in operating assets and liabilities:
Trade accounts receivable	15,960,712	99,898,697	(94,115,818)	(14,403,572)
Inventories	57,913,533	(163,787,747)	168,443,408	25,778,735
Prepaid expenses and other current assets	(276,206,763)	87,668,833	(300,755,630)	(46,027,918)
Trade accounts payable	5,236,453	1,351,129	13,247,376	2,027,391
Accrued expenses and other payables	(8,712,481)	(32,647,208)	5,219,296	798,766
Income tax payable	19,969,814	(13,932,965)	54,475,346	8,336,957
Net cash provided by operating activities	70,843,702	159,931,964	140,311,845	21,473,458

Cash flows from investing activities:
Restricted bank deposits	62,370,000	—	—	—
Purchases of property, plant and equipment and construction in progress	(22,453,760)	(3,592,397)	(950,000)	(145,389)
Purchases of held-to-maturity debt securities	(98,720,762)	—	—	—
Proceeds from disposal of property, plant and equipment	5,012,504	3,743,590	—	—
Net cash provided by/ (used in) investing activities	(53,792,018)	151,193	(950,000)	(145,389)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	793,200,000	961,870,000	880,867,011	134,808,701
Repayments of borrowings	(965,000,000)	(893,900,000)	(1,087,370,000)	(166,412,109)
Settlement of bonds	(180,000,000)	(221,279,238)	—	—
Proceeds from the issuance of bonds, net of debt issuance costs paid	—	292,924,529	—	—
Net cash provided by/(used in) financing activities	(351,800,000)	139,615,291	(206,502,989)	(31,603,408)

Effect of foreign currency exchange translation	(51,245)	10	61,376	9,390

Net increase/(decrease) in cash	(334,799,561)	299,698,458	(67,079,768)	(10,265,949)
Cash—beginning of year	830,430,168	495,630,607	795,329,065	121,717,894

Cash—end of year	495,630,607	795,329,065	728,249,297	111,451,945

Supplemental disclosure of cash flow information:
Cash paid for income taxes	24,736,935	33,414,753	4,437,138	679,064
Cash paid for interest	65,676,931	76,584,346	64,796,999	9,916,593

Non-cash investing activities:
Accrued fixed asset purchases	2,121,712	—	1,936,729	296,399
Offsetting other payables to the debt securities issuer for the principal amounts of held-to-maturity debt securities to be received upon matured	—	98,720,762	—	—

Non-cash financing activities:
Offsetting other receivables from the bonds holder upon the settlement of bonds	—	98,720,762	—	—

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

During the year ended December 31, 2016, the Company has disposed all long-lived assets of foam insulation business segment and exited the business accordingly. The income (loss) before income tax expenses of foam insulation business segment for the years ended December 31, 2015 and 2016 were RMB(6,891,333) and RMB810,840, respectively, which represented (4%) and 1% to the Company’s consolidated income before income tax expenses for the years ended December 31, 2015 and 2016, respectively. The disposal of foam insulation business does not represent a strategic shift that had a major effect on our operations and financial results. As such, the disposal of long-lived assets of foam insulation business segment have not been reported in discontinued operations as required by FASB ASC Topic 205-20, “Presentation of Financial Statements—Discontinued Operations” in the consolidated financial statements for the periods presented.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and chemical products. The Company also produces Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. The Company’s chemical products are chlorinated polyethylene (“CPE”) and 2-Acrylamido-2-methylpropane sulfonic acid (“AMPS”) that are widely used in a broad range of industries. The Company operates and manages its business as two reportable segments: “Corn-base edible alcohol and its by-products” and “Chemical products”. The “Chemical products” segment comprises of AMPS, CPE and foam insulation (disposed during the year ended December 31, 2016).

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

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.5342 to one Dollar ($), which is published by the People’s Bank of China on December 31, 2017. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at the amounts invoiced to customers less allowance for doubtful accounts, if any. When applicable, the Company estimates an allowance based on a review of the payment history of individual customers and future expectations of economic conditions of those customers. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of a general inventory item is determined using the weighted average method. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Cost of work in progress and finished goods comprise direct material, direct production costs and an allocated portion of production overhead costs based on normal operating capacity. From November 2013, the Company initiated a “bill and hold” arrangement with the granaries whereby the Company took the possession of the corn upon purchase and storage of the corn by the granaries. Purchased corn are recognized as inventories when the significant risks and rewards of ownership are considered to be transferred to the Company upon full payment of the corn price made to the granaries and the quantity and quality of the purchased corn had been inspected and acknowledged by the Company.

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

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company records impairment losses of RMB 7,020,788, RMB nil and RMB nil for the years ended December 31, 2015, 2016 and 2017, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Value added tax

All the subsidiaries of the Company in the PRC are subject to value added tax (“VAT”) imposed by the Government of the PRC on its purchase and sales of goods, its purchase of property, plant and equipment and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable — output VAT. As of December 31, 2016 and 2017, the trade accounts receivable included the output VAT charged to customers are RMB53,388,567 and RMB 66,777,031 ($10,219,618), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipment from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end. The applicable VAT rate is ranged from 0% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipment and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2016 and 2017, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB74,986,737 and RMB45,434,459 ($6,953,332), respectively.

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

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2015, 2016 and 2017.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2015, 2016 and 2017.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2015, 2016 and 2017.

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

The total amounts for such employee benefits, which were expensed, were RMB10,369,297, RMB10,016,774 and RMB11,558,233 ($1,768,883) for the years ended December 31, 2015, 2016 and 2017, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the statement of income and comprehensive income in the period in which they are incurred. For the years ended December 31, 2015, 2016 and 2017, no interests were capitalized as borrowing cost in property, plant and equipment.

Government Subsidies

The Company’s subsidiaries in China receive government subsidies from local Chinese government agencies in accordance with relevant Chinese government policies. The government subsidies received are recorded as part of other income or accounted for by reductions of expenses, if the subsidies received are earmarked to compensate a specific expense, such as research and development expense or interest expenses. Unearned government subsidies received are deferred for recognition until the criteria for such recognition could be met. For the years ended December 31, 2015, 2016 and 2017, the government subsidies received and recorded as other income were RMB42,630,000, RMB nil and RMB117,216,600 ($17,938,937), respectively. All of the subsidies received was for the purpose of compensating the Company’s corn procurement. No government subsidy was accounted for by reduction of expense during the years December 31, 2015, 2016 and 2017.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2016 and 2017, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.      Summary of Significant Accounting Policies (Continued)

Appropriated Retained Earnings (continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriation of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2015, 2016 and 2017, the Company made the transfers to this reserve fund in the amounts of RMB12,885,465, RMB6,371,096 and RMB17,673,744 ($2,704,806), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not proposed any dividend payment for the years ended December 31, 2015, 2016 and 2017.

Earnings Per Share

Earnings per share is calculated in accordance with FASB ASC Topic 260, “Earnings Per Share” Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Diluted earnings per share also reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income, representing undistributed earnings available to ordinary shareholder—basic and diluted	128,854,649	63,710,958	176,737,444	27,048,063

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000
Earnings per share:
Basic and diluted	5.01	2.48	6.87	1.05

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.      Summary of Significant Accounting Policies (Continued)

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2016 and 2017, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially, all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, liquid carbon dioxide and crude corn oil and the Company’s chemical products CPE and AMPS in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the years ended December 31, 2015, 2016 and 2017. Additionally, the Company derives substantially all of its revenue from sales in Northeast China.

Purchases—The Company had a concentration of risk for its supply of its primary raw material, corn, which used in the production of edible alcohol.  The granary located in Daqing, Heilongjiang Province as described in the accounting policy for “Inventories” above, supplied 54.8% of the Company’s purchases of corn in 2017.

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

As of December 31, 2017, all balance of borrowing are short-term borrowings which will be matured at various dates within the year ending December 31, 2018 and do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from bonds. The Company’s bonds were issued at fixed rates on November 2, 2016 and expose the Company to fair value and interest rate risk which will be matured at fiscal year 2021.

The interest rates profile and terms of repayment of the Company’s bonds payable at the end of the reporting periods are disclosed in note 12, to the consolidated financial statements.

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

Reclassification of Accounts

Certain prior years’ amounts have been reclassified to conform to current year presentations. There was no change to previously reported shareholders’ equity or net income.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted in the Consolidated Financial Statements for the Year ended December 31, 2017

In April 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which simplifies several aspects of the accounting for employee stock-based payment transactions. The areas for simplification in ASU 2016-09 include the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU were effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company did not incur or have any outstanding stock-based compensation to our employee as of and during the year ended December 31, 2017, the adoption of ASU 2016-09 did not have an impact on the Company’s current consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). Topic 740, Income Taxes, requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities and assets that are not related to an asset or liability for financial reporting are classified according to the expected reversal date of the temporary difference. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Accounting Pronouncements Recently Adopted in the Consolidated Financial Statements for the Year ended December 31, 2017 (Continued)

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The amendments in this update require an entity to measure inventory within the scope of ASU 2015-11 (the amendments in ASU 2015-11 do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost) at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is uncharged for inventory measured using last-in, first-out or the retail inventory method. The amendments in ASU 2015-11 more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (“IFRS”). ASU 2015-11 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 did not have a material impact on the Company’s consolidated financial statements.  The relevant descriptions have been included in the Company’s accounting policy of “Inventories”.

Recent Accounting Pronouncements Not Yet Adopted

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                  Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In February 2017, the FASB issued ASU No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” (“ASU 2017-05”), which clarifies the scope of nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that derecognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the derecognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for so-called “partial sales” of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other noncontrolled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company does not expect the adoption of ASU 2017-05 to have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. A business entity that is a U.S. Securities and Exchange Commission filer must adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                  Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following cash flow issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; (6) distributions received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years and are effective for all other entities for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  The Company does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                  Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this update eliminate the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public entities. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Except for the early application guidance discussed in ASU 2016-01, early adoption of the amendments in this update is not permitted. The Company does not expect the adoption of ASU 2016-01 to have a material impact on its consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (“ASU 2015-14”) in August 2015. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  Further to ASU 2014-09 and ASU 2015-14, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”) in March 2016, ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”) in April 2016, ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), respectively. The amendments in ASU 2016-08 clarify the implementation guidance on principal versus agent considerations, including indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. ASU 2016-10 clarifies guideline related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The updates in ASU 2016-10 include targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis. ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition.  Additionally, the amendments in this ASU provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The amendments in ASU 2016-20 represents changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date and transition requirements for ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 are the same as ASU 2014-09. The Company has substantially completed the implementation of these ASUs and has identified the necessary changes to its policies, business processes, systems and controls. Whilst the Company has finalized the analysis of its revenue contracts applying the above guidance, and will adopt FASB ASC Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, using the modified retrospective transition approach. Under this approach, FASB ASC Topic 606 would apply to all new contracts initiated on or after January 1, 2018. For existing contracts that have remaining obligations as of January 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of accumulated deficit. The Company has concluded that its revenue recognition will remain the same as previously reported and will not have material impacts to its consolidated financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured or disclosed on a recurring basis

The fair value of financial items of the Company for disclosure purpose including cash, other receivables, advance to suppliers, accrued expenses and other payables and short-term borrowings, approximate their carrying value due to their short-term nature. The Company’s investment (held-to-maturity debt securities) is disclosed using significant other observable inputs (Level 2), because it does not have regular market pricing. Liabilities of the Company for fair value disclosure purpose within Level 2 include long-term borrowings from financial institutions and bonds payable. Their carrying amounts are reasonable approximates of their fair value at the end of the reporting period due to all the long-term debts carry interest rates which approximate rates currently offered by the financial institutions for similar debt instruments of comparable maturities. The Company did not have any financial instruments measured or disclosed at fair value using Level 3 as of December 31, 2016 and 2017.

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

4.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Trade accounts receivable	415,621,572	509,737,390	78,010,681
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	415,621,572	509,737,390	78,010,681

As of December 31, 2016 and 2017, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

5.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Raw materials	567,751,699	414,172,830	63,385,392
Work-in-process	2,717,584	2,681,530	410,384
Finished goods	32,159,556	17,331,071	2,652,363
Total inventories	602,628,839	434,185,431	66,448,139

The Company did not set up any inventory reserve as of December 31, 2016 and 2017. As of December 31, 2016 and 2017, no raw materials were pledged as collateral for borrowings from financial institutions.

6.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	245,394,904	559,300,277	85,595,831
Others	582,571	2,895,908	443,192
Total advance to suppliers	245,977,475	562,196,185	86,039,023

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

7.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	74,986,737	45,434,459	6,953,332
Deposit for loan guarantee	2,900,000	17,900,000	2,739,433
Others	3,169,077	3,056,997	467,845
Total other receivables	81,055,814	66,391,456	10,160,610

Note (i):             As of December 31, 2016 and 2017, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB74,986,737 and RMB45,434,459 ($6,953,332), respectively.

Note (ii):          The deposit for loan guarantee is a financial instrument. Based on its maturity being within one operating period, the Company believes its carrying value approximates fair value.

8.     Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Buildings and improvements	642,901,735	655,923,713	100,383,171
Machinery	924,995,666	943,742,391	144,431,207
Office equipment and furnishing	1,468,593	1,468,593	224,755
Motor vehicles	1,715,958	1,715,958	262,612
Total cost	1,571,081,952	1,602,850,655	245,301,745
Total accumulated depreciation	(725,365,126)	(838,181,436)	(128,276,061)
Impairment Provision	—	—	—
Construction in progress	30,523,703	1,386,729	212,225
Total property, plant, and equipment, net	876,240,529	766,055,948	117,237,909

Certain buildings with an aggregate carrying value of RMB115,614,217 and RMB71,968,966 ($11,014,197), respectively, certain equipment with an aggregate carrying value of RMB152,421,561 and RMB145,517,811 ($22,270,180), and vehicle with carrying value of RMB nil and RMB14,593 ($2,233), respectively, were pledged as collateral for borrowings from the financial institutions as of December 31, 2016 and 2017. For the years ended December 31, 2015, 2016 and 2017, no interests were capitalized as borrowing cost in property, plant and equipment.

The depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB119,717,245, RMB115,744,856 and RMB 112,816,310 ($17,265,513), respectively.

Construction in progress refers to mainly the new production facilities under construction.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

9.                            Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Land use rights at cost	144,726,756	144,726,756	22,149,116
Accumulated amortization	(14,266,551)	(17,099,127)	(2,616,866)
Total land use rights, net	130,460,205	127,627,629	19,532,250

As of December 31, 2016 and 2017, certain land use rights with an aggregate carrying value of RMB8,904,935 and RMB10,076,146  ($1,542,063), respectively, were pledged as collateral for borrowings from the financial institutions.

The amortization expenses for the years ended December 31, 2015, 2016 and 2017 were RMB2,832,578, RMB2,832,577 and RMB2,832,576 ($433,500), respectively. No provision for impairment loss has been charged for the years ended December 31, 2015, 2016 and 2017.

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2018	2,832,576
2019	2,832,576
2020	2,832,576
2021	2,832,576
2022	2,832,576
Thereafter	113,464,749
Total	127,627,629

10.           Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
Payroll and welfare payables	19,056,799	22,288,807	3,411,100
VAT and other tax payables	25,633,805	28,569,804	4,372,349
Accrued fixed assets purchases	—	—	—
Other payables and accruals	2,923,551	3,911,569	598,630
Accrued bonds’ interest expenses (note 12)	—	—	—
Total accrued expenses and other payables	47,614,155	54,770,180	8,382,079

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

11.                     Borrowings

Borrowings consisted of the following:

	December 31,
	2016	2017	2017
	RMB	RMB	$

A short-term loan obtained from the Industrial & Commercial Bank of China , due on October 11, 2017, with annual interest rate of 5.39% , guaranteed by a third party company, fully repaid during 2017.	12,000,000	—	—

Short-term loans from Agricultural Bank of China (the “ABC”) with annual interest rates ranging from 4.35% to 4.57%, guaranteed by third-party companies, fully repaid during 2017.	353,200,000	—	—

During the year ended December 31, 2017, twelve short-term loans were obtained from ABC with interest rate of 4.35% that RMB40,000,000 will be repayable on January 11, 2018 and RMB40,000,000 will be repayable on February 10, 2018. The loan of which RMB20,000,000 and RMB10,000,000 will be payable on June 15, 2018 and June 28, 2018 respectively. The loan of which RMB20,000,000 will be payable on July 19, 2018. The two loans of which total amount of RMB60,000,000 will be payable on September 28, 2018. The loans of which RMB30,000,000 RMB20,000,000 and RMB30,000,000 will be payable on October 10, 2018, October 11, 2018 and October 26, 2018 respectively. The loan of which RMB50,000,000 will be repaid on November 5, 2018. All borrowings under the loan agreements are guaranteed by third party companies.

	—	320,000,000	48,973,095

Short-term loans from Construction Bank of China (the “CCB”), with annual interest rates ranging from 4.785% to 5.22%, guaranteed by the subsidiary Shandong Borun, the Company’s CEO and his three family members simultaneously, pledged by property, plant and equipment and land use rights of the Company with total carrying value of RMB183,987,360, fully repaid during 2017.	250,000,000	—	—

Ten loans obtained from CCB with annual interest rate of 5.22% were guaranteed by Shandong Borun, CEO Wang Jinmiao and his family members and pledged by fix-assets. Total amount of RMB30,000,000 was repaid on November 13, 2017. RMB30,000,000 is due on January 4, 2018. RMB25,000,000 is due on February 21, 2018. RMB20,000,000 is due on May 6, 2018. RMB20,000,000 is due on March 16, 2018. RMB 20,000,000 is due on April 12, 2018. RMB25,000,000 is due on April 21, 2018. RMB20,000,000 is due on May 9, 2018. RMB20,000,000 is due on June 23, 2018. RMB19,800,000 is due on November 8, 2018.	—	199,800,000	30,577,576

A Short-term loan from the Agricultural Development Bank of China, due on September 29, 2017 with annual interest rate of 4.35% , granted under the scope of the Corn Acquisition Loan Guarantee Fund set up by the government of Heilongjiang Province with deposit of RMB15,000,000, fully repaid during 2017.	50,000,000	—	—

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

11.                     Borrowings (Continued)

	December 31
	2016	2017	2017
	RMB	RMB	$

Five short-term loans from China CITIC Bank, due on September 25, 2017, September 26, 2017, September 28, 2017, October 23, 2017, October 25, 2017 respectively, with annual interest rate of 5.655%, guaranteed by the subsidiary Shandong Borun, the Company’s CEO and a third-party company simultaneously, fully repaid during 2017.	139,970,000

An additional loan amounted to RMB129,867,011was obtained from China CITIC Bank with annual interest rate of 5.655%, guaranteed by Shandong Borun, CEO Wang Jinmiao and two third-party companies, pledged by shares, is due on September 28, 2018.		129,867,011	19,874,967

Short-term loans from Longjiang Bank, due on November 30, 2017 with annual interest rate of 5.655%, guaranteed by the Company’s CEO, his family member and a third party guarantor, to which the Company pledged its property, plant and equipment and land use rights with total carrying values of RMB92,953,353, fully repaid during 2017.	51,000,000	—	—

The borrowing from the Daqing Rural Commercial Bank under Daqing Borun, due on September 7, 2018 with annual interest rate of 3.50%. It is guaranteed by a third party guarantee company. Daiqing Borun provided the counter guarantee for this company which is pledged by property, plant and equipment and land use rights and by Shandong Borun, the Company’s CEO, two natural persons and three third-party companies simultaneously. The loan obtained during 2016 with the same interest rate and terms was fully repaid as of 31 December, 2017.	49,000,000	49,000,000	7,499,006
Total	905,170,000	698,667,011	106,924,644

Interest expense related to borrowings amounted to RMB44,696,999 ($6,840,470) and RMB46,203,786 for the years ended December 31, 2017 and 2016, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

12.                     Bonds Payable

On November 2, 2016, the Company’s subsidiary, Shandong Borun has issued a private placement bonds (the “Bonds”) with a principal amount of RMB300,000,000 ($45,912,277) that registered with the Shanghai Stock Exchange. The proceeds from the issuance of the Bonds were used in the purpose for the Company’s working capital and capital expenditures. The Bonds were issued at face value of RMB100 ($14) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100,000,000 ($15,304,092) would be repaid at the end of each of the third, fourth and fifth year life of the Bonds.

The imputed interest rate in connection with the Bonds was 6.75%. Interests of the Bonds charged to the consolidated statement of income for the year ended December 31, 2015, 2016 and 2017 was RMB nil, RMB2,865,835 and RMB 20,263,965 ($3,101,216), respectively. The Company has prepaid interests of RMB3,000,000 ($459,123) at the time of the issuance of the Bonds on November 2, 2016. As of December 31, 2015, 2016 and 2017, the prepaid interest of RMB nil, RMB134,165 and RMB781,737 ($119,638), respectively, was outstanding and recorded as prepaid expense under current assets.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

12.           Bonds Payable (Continued)

Debt issuance costs associated to the Bonds of RMB7,075,472 ($1,082,837) represented cost incurred for professional services from the sponsors and other various parties, which was net of “Bonds payable in connection with Bonds” in the balance sheets. The amortized debt issuance costs of the Bonds based on imputed interest rate of 6.75% for the years ended December 31, 2015, 2016 and 2017 were RMB nil, RMB244,923 and RMB1,411,537 ($216,023), respectively, which was recorded as “Interest expense” in the statements of income and comprehensive income. As of December 31, 2016 and 2017, unamortized debt issuance costs associated to the Bonds was RMB 6,830,549 and RMB5,419,012 ($829,331), respectively.

As of December 31, 2016 and 2017, non-current bonds payable less unamortized debt issuance costs was RMB 293,169,451 and RMB 294,580,988 ($45,082,946), respectively.

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

13.           Restricted Net Assets (Continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,155,056,979 and RMB1,371,710,109 ($209,927,781) as of December 31, 2016 and 2017, respectively.

14.           Income Tax Expenses

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

Pursuant to PRC EIT, the PRC subsidiaries of China New Borun are obligated to withhold income tax on dividends paid-out to non-resident, for earnings retained after January 1, 2008. The applicable tax rate is 5% or 10% on the dividends paid-out. As the PRC subsidiaries are wholly or majority owned by the overseas holding entity, the Company anticipates no cash dividends in the foreseeable futures, and all earnings will be used to re-invest in the PRC subsidiaries. Accordingly, no withholding income tax was accrued.

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Current	44,706,746	19,481,789	58,912,481	9,016,020
Deferred	(1,755,197)	1,755,197	—	—
Income tax expenses	42,951,549	21,236,986	58,912,481	9,016,020

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

14.           Income Tax Expenses (Continued)

	Year Ended December 31,
	2015	2016	2017
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	—%	—%	—%
Effective tax rate	25.00%	25.00%	25.00%

15.                     Commitments and Contingencies

Commitments

As of December 31, 2016 and 2017, capital commitment for purchase of property, plant and equipment were RMB nil and RMB 11,200,000 ($1,714,058), respectively.

The Company did not have any significant lease commitment as of December 31, 2016 and 2017.

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2016 and 2017, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB298,000,000 and RMB844,200,000 ($129,197,147), respectively, as a guarantor. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information

The Company currently operates and manages its business as two reportable segments: “Corn-base edible alcohol and its by-products” and “Chemical products”. The Company’s reportable segments are strategic business units that require different technology and marketing strategies and offer different products and services. The Company’s chief operating decision maker, the Chief Executive Officer, receives and reviews the results of the operations of each separate segment, assesses and manages their performance and makes decisions. Most of the businesses were established as a unit, and the management at the time of the establishment was retained. Following the disposal of “Foam insulation” production line during the year ended December 31, 2016 and introduction of AMPS product line during the year ended December 31, 2017, certain prior year’s amounts have been reclassified to conform to current year presentations of “Chemical products” segment. There was no change to previously reported segment totals and consolidated totals information.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year ended December 31,
	2015			2016			2017
	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,519,435,448	—	178,935,982	2,034,302,643	—	79,446,037	2,031,865,359	—	224,483,600
Chemical products	132,608,551	—	(7,129,784)	98,377,542	—	5,501,907	109,006,620	—	11,166,325
Segment total	2,652,043,999		171,806,198	2,132,680,185		84,947,944	2,140,871,979		235,649,925

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,652,043,999	—		2,132,680,185	—		2,140,871,979	—
Revenues ($)							327,641,024	—

Income before income taxes			171,806,198			84,947,944			235,649,925
Income before income taxes ($)									36,064,083

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information (Continued)

	Year ended December 31,
	2015			2016			2017
	Interest income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	12,694,278	100,595,362	43,474,307	4,043,903	52,669,508	17,524,049	4,154,446	66,125,464	56,120,900
Chemical products	—	—	(522,758)	—	—	3,712,937	—	—	2,791,581
Consolidated total	12,694,278	100,595,362	42,951,549	4,043,903	52,669,508	21,236,986	4,154,446	66,125,464	58,912,481

Consolidated total ($)							635,800	10,119,902	9,016,020

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information (Continued)

	As of and Year ended December 31,
	2015			2016			2017
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,761,400,124	15,225,406	111,309,394	2,871,332,164	—	105,774,948	2,919,052,502	2,631,729	98,816,218
Chemical products	329,189,316	5,521,367	15,066,672	279,306,560	3,592,397	14,798,770	278,172,337	—	16,832,668
Segment totals	3,090,589,440	20,746,773	126,376,066	3,150,638,724	3,592,397	120,573,718	3,197,224,839	2,631,729	115,648,886
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	3,090,589,440	20,746,773	126,376,066	3,150,638,724	3,592,397	120,573,718	3,197,224,839	2,631,729	115,648,886

Consolidated totals ($)							489,306,241	402,762	17,699,013

As we primarily generate our revenues from customers in the PRC, and all of our sales and all of our identifiable assets are located in the PRC, no geographical segments are presented.

17.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,155,056,979 and RMB1,371,710,109 ($209,927,781) as of December 31, 2016 and 2017, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Condensed Financial Information of New Borun (Continued)

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2016	2017	2017
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	146	137	21
Amounts due from subsidiaries	244,532,160	244,532,160	37,423,428
Total current assets	244,532,306	244,532,297	37,423,449
Investments in subsidiaries	1,624,272,493	1,801,071,015	275,637,571
Total assets	1,868,804,799	2,045,603,312	313,061,020

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	5,306	4,999	765
Total current liabilities and total liabilities	5,306	4,999	765

Total shareholders’ equity	1,868,799,493	2,045,598,313	313,060,255
Total liabilities and shareholders’ equity	1,868,804,799	2,045,603,312	313,061,020

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	—	—	—	—
Loss from operations	—	—	—	—
Other income:
Interest income	—	—	—	—
Equity in earnings of subsidiaries	128,854,649	63,710,958	176,737,444	27,048,063
Income before income tax expense	128,854,649	63,710,958	176,737,444	27,048,063
Income tax expense	—	—	—	—
Net income	128,854,649	63,710,958	176,737,444	27,048,063

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2016	2017	2017
	(RMB)	(RMB)	(RMB)	($)
Net cash provided by operating activities	8	—	(9)	(1)
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	10	—	—
Net increase/(decrease) in cash	8	10	(9)	(1)
Cash—beginning of year	128	136	146	22
Cash—end of year	136	146	137	21

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

The Company’s subsidiaries did not distribute any dividend to the Registrant for the years ended December 31, 2015, 2016 and 2017.