Form 20-F
period 2018-12-31
CHINA NEW BORUN Corp
filed 2019-05-15
CIK 1490366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares, each representing one ordinary shares, par value $0.001 per share	BORN	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

25,725,000 Ordinary Shares, par value $0.001 per share, as of December 31, 2018

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB 6.87832 to $1.00 as published by OANDA on December 31, 2018. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See also Item 3.A, “Key Information - Selected Financial Data - Exchange Rate Information.”

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

ITEM 2.                                                                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                                                    KEY INFORMATION

A.            Selected Financial Data

The following selected audited consolidated statements of income data for each of the years ended December 31, 2016, 2017 and 2018, and the selected audited balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated statements of income data for the years ended December 31, 2014 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The independent registered public accounting firms BDO audited our financial statements for the year ended December 31, 2016.  WWC audited our financial statements for the years ended December 31, 2017 and 2018. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Selected Audited Consolidated Statement of Income Data:

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	$
Revenues	2,433,820,369	2,652,043,999	2,132,680,185	2,140,871,979	1,803,881,198	262,256,112
Cost of goods sold	2,173,381,791	2,372,269,654	1,950,614,338	1,907,898,919	1,662,560,180	241,710,246
Gross profit	260,438,578	279,774,345	182,065,847	232,973,060	141,321,018	20,545,866
Selling, general and administrative expenses	48,301,996	55,464,807	52,578,452	52,673,366	56,459,649	8,208,350
Impairment loss of property, plant and equipment	—	7,020,788	—	—	49,995,656	7,268,586
Operating income	212,136,582	217,288,750	129,487,395	180,299,694	34,865,713	5,068,930
Other expenses/ (income)	106,522,384	45,482,552	44,539,451	(55,350,231)	57,558,326	8,368,079
Income/(loss) before income taxes	105,614,198	171,806,198	84,947,944	235,649,925	(22,692,613)	(3,299,149)
Income tax expense	26,403,549	42,951,549	21,236,986	58,912,481	16,522,472	2,402,109
Net income/(loss)	79,210,649	128,854,649	63,710,958	176,737,444	(39,215,085)	(5,701,258)
Net income/(loss) attributable to ordinary Shareholders	79,210,649	128,854,649	63,710,958	176,737,444	(39,215,085)	(5,701,258)

Earnings/(loss) per share
Basic and diluted	3.08	5.01	2.48	6.87	(1.52)	(0.22)
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000	25,725,000

Selected Audited Consolidated Balance Sheet Data:

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	$
Total current assets	2,051,768,837	1,965,152,188	2,143,937,990	2,303,541,262	2,390,149,076	347,490,292
Total assets	3,295,335,194	3,090,589,440	3,150,638,724	3,197,224,839	3,116,020,852	453,020,695
Total liabilities	1,618,990,637	1,285,441,479	1,281,839,231	1,151,626,526	1,109,679,872	161,330,095
Total shareholders’ equity	1,676,344,557	1,805,147,961	1,868,799,493	2,045,598,313	2,006,340,980	291,690,600

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at a rate of RMB 6.87832 to USD 1.00 as published by OANDA on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31, 2014	6.1190	6.1429	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
2016	6.9370	6.6585	6.9508	6.4579
2017	6.7423	6.8993	6.5342	6.5342
2018	6.8632	6.6119	6.2997	6.9350
Most recent six months
October 2018	6.9646	6.9172	6.8792	6.9646
November 2018	6.9357	6.9350	6.8976	6.9670
December 2018	6.8632	6.8844	6.8476	6.9431
January 2019	6.7025	6.7953	6.7025	6.8632
February 2019	6.6901	6.7276	6.6857	6.7765
March 2019	6.7335	6.7104	6.6850	6.7335
April 2019	6.7286	6.7149	6.6911	6.7310

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

Historically, edible alcohol production capacity has exceeded actual market demand. We initially planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see Item 4.B, “Information on the Company — Business Overview — Regulation”), the in- principle suspension in approvals for new corn deep-processing production projects, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. However, starting from the fourth quarter of 2012, the industry faced headwind from a PRC government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which resulted in a decline in sales of baijiu and also the demand for edible alcohol. Although we were able to operate at full capacity from 2007 to 2011, we did not fully utilize our production capacity for the seven years ended December 31, 2018. In 2018, we utilized approximately 75.9% of our total production capacity since our Shouguang facility was damaged by the heavy rain and flood in 2018. If supply of edible alcohol in the PRC is not in fact reduced or if the PRC government begins to approve new edible alcohol production capacities or there is no, or little, growth in demand for edible alcohol, we may encounter difficulties in selling our production output, which would materially and adversely affect our business, financial condition and results of operations.

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

Although during the years ended December 31, 2016, 2017 and 2018, there was no single customer from which we generated more than 10% of total sales, we do rely on our relationships with certain customers, mainly baijiu distilleries, which account for approximately 36.0% of our total revenues for the year ended December 31, 2018. Additionally, during the years ended December 31, 2016, 2017 and 2018, aggregate sales to our five largest customers represented 20.7%, 21.3% and 24.4% of our sales, respectively. If our relationships with our top customers terminate, or if our relationships with those customers with which we entered into sales contracts terminate, or if such customers decide not to abide by the sales agreements and fail to purchase our products thereunder, or if we are unable to renew the agreements for supply of our products with such customers in the future in a satisfactory manner, if at all, then we would be forced to identify and negotiate with new customers in order to replace the lost volume of sales. If we find ourselves having to replace these customers, this may require a diversion of resources and time of our senior management personnel as well as a short-term reduction in our revenues, or we may not be successful in identifying and negotiating with new customers at all, all of which would have a material adverse effect on our financial condition, our results of operations and prospects.

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

Our growth strategy may involve acquisitions, the creation of strategic alliances in the edible alcohol production business and investments in new products, such as chemical products. For example, in 2017, we invested in and completed the construction of our 2-Acrylamido-2- Methyl Propane Sulfonic Acid (“AMPS”) manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. Any acquisition or investment could require that our management manage new business relationships, manage new facilities and attract new customers. Furthermore, significant attention from our management may be required, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business.

Future acquisitions or investments may also expose us to potential risks, including risks associated with (1) the integration of new operations, services and personnel, (2) unforeseen or hidden liabilities, (3) the diversion of resources from our existing businesses,(4) our inability to generate sufficient revenue to offset the costs of acquisitions or investments and (5) potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.

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

We are subject to the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal controls over financial reporting in their annual reports. In addition, if we become an accelerated filer or a large accelerated filer for purposes of a future annual report, we will be required to include in such annual report a report of our independent registered public accounting firm that attests to and reports on management’s assessment of the effectiveness of our internal controls over financial reporting as well as the operating effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. For the year ended December 31, 2018, our management identified a material weakness in our internal control over financial statement closing process, and as a result, concluded that our internal control over financial reporting was not effective (see Item 15, “Controls and Procedures — Management’s Annual Report on Internal Control Over Financial Reporting.” Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may, if we are required to include an attestation report from them, still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

We obtained a short-term loan of RMB49,000,000 ($7,123,833) from Daqing Rural Commercial Bank, which was guaranteed by a third party guarantor. Pursuant to the guarantee agreement we pledged certain of Daqing Borun’s property, plant and equipment to the third party guarantor.

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

Shandong Borun issued bonds through private placements on November 2, 2016 with a principal amount of RMB300.0 million ($43.6 million), which were registered with the Shanghai Stock Exchange (the “2016 Bonds”). The proceeds from the issuance of the 2016 Bonds were used for our Company’s working capital and capital expenditures. The Bonds were issued at face value of RMB100 ($14.5) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, RMB 100.0 million ($14.5 million) should be repaid at the end of each of the third, fourth and fifth year life of the 2016 Bonds.

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

In January 2018, we received a non-binding preliminary proposal with respect to a going-private transaction. For more details, see “Item 4.A. History and Development of the Company — Proposed Going-private Transaction.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going-private transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our Company could cause disruptions in our business and divert our management’s attention and other resources from day- to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2018, we carried up to RMB1,798.9 million ($261.5 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

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

The State Administration of Taxation has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non- PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, excluding trading of a public overseas company’s shares through stock exchanges without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

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

We believe we were a passive foreign investment company, or PFIC, for 2018 and we may be a PFIC for 2019, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the projected composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and we may be a PFIC for our taxable year ending December 31, 2019 or thereafter, although there can be no assurance in either regard. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is “passive income,” as defined for this purpose, or at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of “passive income.” The determination of whether we are a PFIC must be made annually. The composition of our income and assets will be affected by how, and how quickly, we spend the proceeds of any debt issuance or other capital we may raise in the future. Assuming we are treated as a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including for this purpose any pledge) of our ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period in our ADSs will be treated as excess distributions. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period in our ADSs; the amount allocated to the current taxable year will be treated as ordinary income; and the amount allocated to each other year will be subject to tax at the highest tax rate on ordinary income in effect for that year and that tax will be subject to an interest charge. In addition, non-corporate U.S. investors will not be eligible for the reduced rates of taxation applicable to “qualified dividends” received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In certain circumstances, in lieu of being subject to the excess distribution rules, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange, including the New York Stock Exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, such election is generally irrevocable unless our ADSs cease to be regularly traded or the Internal Revenue Service consents to the revocation of the election. Additionally, assuming we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special information reporting requirements. For more information on the U.S. tax consequences arising from our classification as a PFIC, please see “Item 10.E. Additional Information — Taxation — United States Taxation — Passive Foreign Investment Company Considerations.”

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,121,902). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and, on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

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

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008. On July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB139,000,000 ($20,208,423) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005; however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees and no revenue. Subsequent to the acquisition, we spent more than a year and approximately RMB 110.0 million ($16.0 million) in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in- house developed Borun wet process (see “Information on the Company — Business Overview — Our Key Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd., since we regard “corn deep-processing” as a part of the biotechnology field.

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

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NYSE. See “Item 3.D. Risk Factors — Risks Related to Our Business — The consummation of the proposed going- private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

Recent Development of our Business

Between January 1, 2018 and December 31, 2018, we:

•                  successfully purchased 238,724 tons of corn from granaries pursuant to our framework agreements with them and local farmers in the harvest season of 2018.

Between January 1, 2019 and April 30, 2019, we

•                  successfully complete our corn sourcing plan by purchasing another 231,506 tons of corn from granaries pursuant to our framework agreements with them and local farmers.

Capital Expenditures

Our capital expenditures were RMB3.6 million ($0.5 million), RMB1.0 million ($0.2 million) and RMB nil in 2016, 2017 and 2018, respectively, which related primarily to purchasing equipment for expansion and upgrade of our edible alcohol facilities, plant and equipment for chemical plant at our Shouguang facility. We expect to incur capital expenditures ranging from RMB50.0 million ($7.3 million) to RMB100.0 million ($14.5 million) for 2019, which related primarily to the replace of our damaged Shouguang production facilities.

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

We currently own and operate two facilities: one in Shouguang, Shandong Province, and the other in Daqing, Heilongjiang Province. Our Shouguang facility occupies a site area of 400,689.81 square meters and has an annual production capacity of 160,000 tons of corn-based edible alcohol (90,000 tons of Grade B edible alcohol and 70,000 tons of Grade C edible alcohol), 25,000 tons of CPE products and 4,000 tons of AMPS products. Our Daqing facility occupies a site area of 219,156.4 square meters and currently has an annual production capacity of 220,000 tons of corn-based edible alcohol (50,000 tons of Grade A edible alcohol, 140,000 tons of Grade B edible alcohol and 30,000 tons of Grade C edible alcohol). We expanded the production capacity of the Daqing facility with the use of the net proceeds from our June 2010 initial public offering, in addition to cash generated from our operations and bank loans, through the construction of PhaseIII. We believe our Shouguang and Daqing facilities are the largest privately owned corn- based edible alcohol producers in Shandong Province and Heilongjiang Province, respectively. Our Daqing facility is licensed to build up to 330,000 tons of production capacity of edible alcohol.

We believe we are the second largest edible alcohol producer in China, based on current total production capacity.

Corn, which we purchase from local farmers and distributors, is the most important raw material used in our production process. Prices of corn are generally higher during non-harvest season than the harvest season and are the lowest in the northeastern region of China. In order to minimize our corn cost and secure supply during the non-harvest season, we secured corns in advance during the harvest season. In 2018, we continued to execute our sourcing strategy to pre-purchase corns in advance to meet our production needs during the non-harvest season. As of April 30, 2019, we successfully purchased 470,230 tons of corn , which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Corn Sourcing Expertise

We secure corns in advance during the harvest season when the price of corn is historically the lowest during the year to meet our production needs. As of April 30, 2019, we successfully purchased 470,230 tons of corn during the harvest season which should fully accommodate our production needs for the rest of the year. We intend to continue this sourcing strategy in the future and we believe this will enable us to minimize our corn consumption costs and secure a sufficient corn supply through purchasing earlier in the year for the non-harvest season. Accordingly, we believe this arrangement enhances our price competitiveness.

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

Our Strategies

Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as sell more valuable by-products. We completed construction of our Daqing Phase III facility to produce Grade B edible alcohol with additional annual capacity of 120,000 tons in January 2011. We upgraded our edible alcohol production at Daqing facility to Grade A edible alcohol with annual capacity of 50,000 tons and started producing and selling Grade A edible alcohol in August 2011. We also constructed in our Shouguang facility a system to produce liquid carbon dioxide using the carbon dioxide collected during the production of edible alcohol. The Phase I carbon dioxide facility was completed in July 2010 and the Phase II facility was completed in August 2011. In addition, we installed facilities in our Daqing facility and Shouguang facility to further process corn germ to crude corn oil. Crude corn oil has historically sold at higher prices than corn germ. In addition to shifting our product mix in line with our existing edible alcohol production facilities, we invested in our new chemical product segment, including the construction of our CPE and AMPS plants to further diversify our product mix. Due to weak market demand, we exited the foam insulation market in 2016 and CPE market in 2018.

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

Our Products and Primary Markets

Our principal product is corn-based edible alcohol. In our production of corn-based edible alcohol, we also produce DDGS feed and liquid carbon dioxide as by-products. Based on our production record during the year ended December 31, 2018, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol, 0.86 ton of DDGS feed and 0.86 ton of liquid carbon dioxide.

With the commencement of our new chemical product segment in 2013, we began to produce and sell CPE products, foam insulation products and most recently, AMPS products. However, due to weak market demand of foam insulation products, in 2016, after a comprehensive review, we exited the foam insulation market.

Edible Alcohol

Edible alcohol is a colorless, transparent solution of ethanol or a mixed solution of water and ethanol that is produced through the filtration and refined distillation of fermented grain and yeast. We produce our edible alcohol through the distillation of fermented corn. Edible alcohol is an organic product used in various industries to produce a wide range of other products including alcoholic drinks, cleaning solvents, perfumes, cosmetics, dyes, medicines and fuel. The overwhelming majority of our customers are in the beverage and food industry, followed by the chemical industry and pharmaceutical industry. During the fiscal years ended December 31, 2016, 2017 and 2018, sales of edible alcohol accounted for 68.6%, 67.3% and 71.0% of our revenues, respectively.

In the food and beverage industry, edible alcohol is used for the production of baijiu, sparkling and other fruit wines and as a food additive. We produce Grade A edible alcohol, which has alcohol concentration of 99.5%, at Phase II of our Daqing facility with the capacity of 50,000 tons. We produce Grade B edible alcohol, which has alcohol concentration of 95.5%, at Phase II of our Shouguang facility, Phase II of our Daqing facility and Phase III of our Daqing facility, with the capacities of 90,000 tons, 20,000 tons and 120,000 tons, respectively. In addition, we produce Grade C edible alcohol, which has alcohol concentration of 95%, at Phase I of our Shouguang facility with the capacity of 70,000 tons and at Phase I of our Daqing facility with the capacity of 30,000 tons. In general, higher grade edible alcohol commands a higher market price than lower grade edible alcohol. The principal market for our edible alcohol is comprised of sales to producers of intermediate and high grade baijiu. During the years ended December 31, 2016, 2017 and 2018, the sale of edible alcohol to distilleries of baijiu contributed to 47.8%, 50.7%and 51.3% of our edible alcohol sales revenue, respectively.

A portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. During the years ended December 31, 2016, 2017 and 2018, revenue generated from the sale of edible alcohol to the chemical industry contributed 46.6%, 46.8% and 45.7% of our edible alcohol sales revenue, respectively.

A small number of our customers are in the pharmaceutical industry, where edible alcohol is used as disinfectant, preservative or a feedstock to produce different organic agents. During the years ended December 31, 2016, 2017 and 2018, 5.6%, 2.6% and 3.0% of our edible alcohol sales revenues, respectively, were attributable to the sale of edible alcohol to the pharmaceutical industry.

The average selling price of our edible alcohol per ton for each of the years ended December 31, 2016, 2017 and 2018 was approximately, RMB4,307 ($626), RMB4,008 ($583) and RMB4,489 ($653) respectively.

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

The main market for our DDGS feed is comprised of sales to feed processing factories which provide DDGS feed to poultry, livestock and fish. During the years ended December 31, 2016, 2017 and 2018, sales of DDGS feed contributed to 21.9%, 23.3% and 23.5 % of our revenues, respectively. The average selling price of our DDGS feed per ton for each of the years ended December 31, 2016, 2017 and 2018 was approximately RMB1,595 ($232), RMB1,617 ($235) and RMB1,718 ($250), respectively.

Crude Corn Oil

Crude corn oil is used to produce edible corn oil, which is sold to corn oil producers. In 2011, we installed the crude corn oil facilities in both our Daqing and Shouguang facilities, and began producing crude corn oil by deep-processing corn germ into crude corn oil. During the years ended December 31, 2016 and 2017, the sales of crude coin oil contributed 3.9% and 3.1% of our revenue, respectively. We temporarily ceased our production of crude oil in 2017. The average selling price of our crude corn oil per ton for each of the years ended December 31, 2016 and 2017 was approximately RMB6,370 ($926) and RMB6,239 ($907), respectively.

Liquid Carbon Dioxide

Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. Our Shouguang facility has commenced production of liquid carbon dioxide from July 2010. In 2011, we installed the Phase II liquid carbon dioxide facility in our Shouguang facility, which began to generate revenue in August 2011. During the process of fermenting corn, waste carbon dioxide is generated and discharged into the atmosphere. During the years ended December 31, 2016, 2017 and 2018, sales of liquid carbon dioxide contributed to 1.0%, 1.1% and 1.3% of our revenues, respectively. The average selling price of our liquid carbon dioxide per ton for each of the years ended December 31, 2016, 2017 and 2018 was approximately RMB173 ($25), RMB195 ($28) and RMB327 ($48) . Our liquid carbon dioxide production lines not only generate revenue but also serve to reduce air pollution by recycling carbon dioxide.

Chemical Products

Our chemical product segment includes: CPE products, foam insulation products and most recently, AMPS products. CPE products being special synthetic rubber are widely used as raw materials. We completed the construction of our CPE manufacturing plant in July 2013 with an annual production capacity of 12,500 tons at our Shouguang facility. We further expanded our CPE manufacturing plant and increased the annual production capacity to 25,000 tons in 2014. For the years ended December 31, 2016 and 2017, sales of our CPE products contributed to about 4.6% and 3.3% of our total revenues, respectively. We temporarily ceased our production of CPE in 2018. The average selling price of our CPE products per ton for the years ended December 31, 2016 and 2017 was approximately RMB8,251 ($1,200) and RMB7,708 ($1,121), respectively. With respect to our foam insulation business, we decided to exit the market in 2016, in view of weak market demand, after a comprehensive review. We took steps to fully write-down the production lines for foam insulation products as a one-time, non-cash impairment of approximately RMB7.0 million ($1.0 million) in 2015 and disposed of the relevant production lines. However, we expanded into manufacturing and sales of AMPS products in 2017. For the years ended December 31, 2017 and 2018, sales of our AMPS products contributed to about 1.8% and 4.3% of our total revenues, respectively.. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. The average selling price of our AMPS products per ton for the years ended December 31, 2017 and 2018 was approximately RMB16,702 ($2,428) and RMB20,103 ($2,923), respectively.

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

Our Research and Development

We spent approximately RMB1,066,400 ($155,038), RMB1,608,400 ($233,836) and RMB1,761,200 ($256,051), during the fiscal years ended December 31, 2016, 2017 and 2018, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

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

Our Shouguang facility is located ten kilometers from the Yangkou Port, which is located in the northern part of the city of Shouguang, Shandong Province, at the mouth of Xiaoqinghe River on the southwest coast of Laizhou Bay of the Bohai Sea in eastern China. The facility occupies an area of 4,312,985 square feet (approximately 400,689.81 square meters) and employs 665 Company- trained employees. There are direct routes from the Yangkou Port to Japan, Korea, Singapore, Hong Kong, Macau and other countries and regions. The Bohai Sea Rim Economic Circle, where the port is situated, is one of the most active regions in China’s economy.

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

The following table summarizes the actual production level for each of our products during the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
		(tons)
Edible alcohol	337,959	353,702	288,416
DDGS feed	295,962	305,178	255,563
Liquid carbon dioxide	120,852	118,200	71,422
Crude corn oil	13,021	10,440	—
CPE	11,394	7,860	—
AMPS	—	2,346	3,946

(1) We temporarily ceased our crude corn oil and CPE production in 2018. As such, the production level for crude corn oil and CPE products was nil in 2018.

Our Customers and Methods of Distribution of our Products

Our customers are primarily local baijiu distilleries and chemical industries in Shandong and Heilongjiang provinces. Currently, we sell over 51.7% of our edible alcohol to 23 customers mainly in Shandong and Heilongjiang provinces.

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

During the years ended December 31, 2016, 2017 and 2018, there was no single customer from which we generated more than 10% of total sales.

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

Our Sales and Marketing

We have a sales and marketing team of 24 employees, with a sales manager overseeing our overall sales and marketing initiatives.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($18.0) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2018, 238,724 tons of corn were collected by the granaries on behalf of us. By the end of April 2019, we successfully purchased 470,230 tons of corn through the granaries and local farmers, which should substantially satisfy our corn consumption at our Shouguang and Daqing facilities during the coming non-harvest season.

Formerly, we maintained an inventory of about half a month’s corn requirement at our Shouguang facility and Daqing facility. During the years ended December 31, 2016, 2017 and 2018, corn accounted for approximately 79.9%, 82.3% and 84.7% of our cost of goods sold, respectively.

In addition to corn, we rely on the supply of coal to power our production facilities. At our Shouguang facility, we purchase coal primarily from distributors who source their coal from Shanxi Province. At our Daqing facility, we purchase all of our coal from distributors who source their coal from Heilongjiang Province and the Inner Mongolia Autonomous Region. In general, from June through September, coal prices are lower as compared to coal prices from October through July. Therefore, we purchase larger quantities from June through September and stock our reserves. During the years ended December 31, 2016, 2017 and 2018, coal accounted for approximately 6.5%, 6.7% and 6.1% of our cost of goods sold, respectively.

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

Insurance

The insurance industry in China is still at an early stage of its development. Insurance companies in China offer limited business insurance products or offer them at a high price. Business interruption or similar types of insurance are not customary in China. We currently maintain insurance coverage on our property and facilities and machinery, which, as of December 31, 2018, were approximately RMB 1,718.9 million ($249.9 million) on our property and facilities and machinery, and approximately RMB79.9 million ($11.6 million) on our inventory. We do not carry any third-party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third-party liability claim filed against us during the last five years.

Employees

As of the date of this annual report, our Shouguang facility had 652 full-time employees and our Daqing facility had 457 full- time employees for a total of 1,109 full time employees, which is comprised of 855 manufacturing staff, 230 management and administrative personnel, and 24 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land and intend to construct dormitories for our employees in the city of Shouguang. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, and occupational injury insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Such late payments were fully settled and clearance from the relevant authorities was obtained on January 2010. Since 2010, we made the monthly social insurance and housing fund payments in accordance with PRC laws and such payments were recorded as part of staff costs in our financial statements. Total contributions to such funds were approximately RMB10.5 million ($1.5 million), RMB11.3 million ($1.6 million) and RMB13.4 million ($2.0 million) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, our Company has no payment obligation related to such social insurance which remains unpaid or is delinquent. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2018, we have paid RMB229,578 ($33,377) and RMB6,640,166 ($965,376) for group casualty insurance and pension insurance, respectively.

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

By September 2013, Shandong Borun had completed the construction of plants and production lines for our CPE and foam insulation businesses. CPE can be used in a wide variety of applications, including cables & wires, flame-resistant acrylonitrile butadiene styrene thermoplastic elastomers, rubber products, magnetic rubber stripes and polyvinyl chloride profiles. Foam insulation can be formed in different shapes for various construction needs, and it offers excellent benefits, such as heat insulation, anti-corrosion and oil resistance. We expanded our CPE manufacturing plant, and increased our annual production capacity of CPE products by another 12,500 tons in 2014 and we currently have an annual production capacity of 25,000 tons of CPE. Due to the weak market demand, we fully wrote down of the production lines for foam insulation in 2015. We have disposed the production lines and exited the foam insulation business in 2016. In 2017, we invested in and completed the construction of AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is widely used in many areas, including oilfield chemistry, water treatment and synthetic fibers. In 2018, certain fixed assets at our Shouguang facility were damaged by heavy rains and flooding. We assessed the damage and determined that the best course of action was to record full impairment for the damaged production lines and procure newer more efficient lines to replace those were damaged.

Principal Factors Affecting our Financial Performance

We believe the following factors will continue to affect our financial performance:

Utilization of Production Capacity

Currently, we have a total annual production capacity of 380,000 tons of edible alcohol. While the PRC edible alcohol market is characterized by total production capacity exceeding market demand, we operated our facilities at full capacity from 2007 to 2011. However, due to the challenging macro-economic conditions in the PRC and the weakening demand for edible alcohol, we were not able to fully utilize our optimal production capacity, and utilization rates in 2016 and 2017 were approximately 88.9% and 93.1%, respectively. Due to the damage by heavy rains and flooding in our Shouguang facility in 2018, our production utilization dropped to approximately 75.9%. In addition to that, to date, we have not experienced any difficulty in selling 100% of our production output, even in the economic downturn. Sales to distilleries of baijiu contributed to most of our revenue generated from edible alcohol, representing 47.8%, 50.7% and 51.3% in 2016, 2017 and 2018, respectively. In addition, a portion of our customers are in the chemical industry and use edible alcohol for chemical products such as acetic acid and glycol. In 2016, 2017 and 2018, revenue generated from the sales of edible alcohol to the chemical industry contributed to 46.6%, 46.8% and 45.7% of our edible alcohol sales revenue, respectively.

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

Our revenues are primarily derived from sales of edible alcohol and most of our sales of edible alcohol are to baijiu producers. During the past few years, the baijiu industry experienced rapid growth and industry demand for edible alcohol increased greatly and as a result, we were able to operate at full capacity from 2007 to 2011. However, in the fourth quarter of 2012, the PRC baijiu industry faced headwind from a government ban on serving high-end baijiu at official banquets as well as consumers’ concerns caused by media reports of traces of plasticizers found in bottled baijiu, which caused a sales decline for baijiu and reduced the demand for edible alcohol. As a result, there was downward pressure on the demand for edible alcohol in 2013 and 2014, moreover this trend continued in 2015. In 2015, we shifted our customers demographics partially from the baijiu industry to the chemical industry in order to improve our sales volume. In 2018, revenue generated from the sales of edible alcohol to the chemical industry contributed to 45.7% of our total edible alcohol sales revenue. However, baijiu being the most popular and traditional alcoholic beverage in China, consumption of baijiu is already associated with most of the people’s daily lives. Moreover, the primary consumer group of baijiu in China consists of the general population in the age group of 35 to 44 years, also the PRC’s largest population age group. Thus, we believe that the foregoing factors that have softened demand for baijiu are temporary and demand for baijiu will recover gradually.

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

Starting from November 2013, we entered into new purchase arrangements with local granaries. We fully settled the corn price (i.e. purchase cost) before the granaries executed the procurements per our agreed schedule. In prior years, we did not pay for the corn (with the exception of a 10% deposit) until the corn was delivered to our manufacturing facilities, and the granaries retained the risks and rewards of ownership of the corns purchased under the framework agreement until our receipt of such delivery. Due to this change, we initiated a “bill and hold” arrangement with the granaries whereby we take possession of the corn upon purchase and storage of the corn by the granary. Under this new policy, after the corn is collected from the local farmers as planned, both the quantity and quality of corn is inspected and acknowledged by one of our employees assigned to the granaries’ warehouses. The corn is then separately stored and distinguished from other inventory of the granaries, and subject to supervision by our designated employee. Therefore, once the stock-in processes are completed, the granaries neither retain any specific performance obligations nor have the right to sell the collected corn on behalf of us to any third party. As the granaries’ sole obligation is to manage the storage of corn for us, the significant risks and rewards of ownership of the purchased corn are considered to be transferred to us upon our payment to the granaries. In addition, we also bear the risk of loss in the event of a decline in the market value of the collected corn. The custodial risks of the collected corn are properly insured by the granaries and us. Upon the delivery of corn, we pay to the granaries a fixed handling fee of RMB124 ($18.0) per ton as stipulated in the framework agreement, mainly for the storage of our corn at the granaries’ warehouses.

As of December 31, 2018, 238,724 tons of corn were collected by the granaries on behalf of us. By the end of April 2019, we successfully purchased 470,230 tons of corn through the granaries, which will substantially satisfy our corn consumption requirements at our Shouguang and Daqing facilities during the coming non-harvest season.

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

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 84.7% and 6.1% of our cost of goods sold in the year ended December 31, 2018, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and individually or collectively, are able to result in a positive or negative impact on the price of corn. Based on our production record during the year ended December 31, 2018, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,639 ($238), RMB1,469 ($214) and RMB1,558 ($227) in 2016, 2017 and 2018, respectively.

Gross Profit

Our gross profit consists of revenues less cost of goods sold. Our gross profit margin is mainly affected by production efficiency, pricing conditions, volume of sales, raw material cost and also market conditions. We achieved gross profit margin of 8.5%,10.9% and 7.8% for the years ended December 31, 2016, 2017 and 2018, respectively. The primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol. In 2018, due to the damage of heavy rain and flooding to our Shouguang facility, we ceased our production in September in our Shouguang facility, which has a negative impact on our gross margin. However, in the same year, we maintained our production efficiency of using approximately 3.01 tons of corn to produce 1.0 ton of edible alcohol. Considering the combination of our production efficiencies, and our corn sourcing arrangements and production capacity, we believe that we are well able to effectively control our costs and protect our gross margins until the recovery of the edible alcohol market.

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

Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company, irrespective of its place of incorporation, is subject to Hong Kong profits tax if it carries on a trade, profession or business in Hong Kong and accrues profits from such trade, profession or business. No profits tax is levied on profits arising offshore, even if they are remitted from offshore to or through Hong Kong. Therefore, our subsidiary, China High, was not subject to profits tax for the years ended December 31, 2016, 2017 and 2018 as it has no business in Hong Kong and all its profits were not Hong Kong-sourced, being derived from its direct and indirect subsidiaries in the PRC. The profits tax rate on corporations for the years 2016, 2017 and 2018 was a flat rate of 16.5% in Hong Kong.

China

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to enterprise income tax (“EIT”) at the applicable tax rate on its taxable income. The EIT was assessed at a rate of 25% of taxable income of Shandong Borun and Daqing Borun for the year of 2016, 2017 and 2018. There was no income tax incentive to our PRC entities from the local government in the years ended December 31, 2016, 2017 and 2018.

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

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 606, “Revenue from Contracts with Customers”. We recognize revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination, or at the time products are picked up by the customers at our warehouse.

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

We have adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We performed self-assessment and our liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually five years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2017 and 2018, the management considered that we had no additional liabilities for uncertain tax positions affecting our consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in our consolidated financial statements for the years ended December 31, 2016, 2017, and 2018, respectively. Our tax positions related to open tax years are subject to examination by the relevant tax authorities the main authority being the China Tax Authority.

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

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when certain conditions are fulfilled and validated by the PRC Taxing Authority. Otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2017 and 2018, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority amounted to RMB45,179,459 ($6,568,386) and RMB176,873,571 ($25,714,647), respectively.

According to Cai Kuai [2013] No. 36, sales taxes and surcharges has been replaced with value-added taxes effective from May 1, 2016.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted in the Consolidated Financial Statements for the Year ended December 31, 2018

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

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016- 18”), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end- of-period total amounts shown on the statement of cash flows. The amendments in this ASU do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU 2016-18 to have a material impact on its consolidated financial statements.

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

Results of Operations

The following tables set forth selected income statement data and each item as a percentage of our revenues for the periods indicated.

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	$
Revenues	2,132,680,185	2,140,871,979	1,803,881,198	262,256,112
Cost of goods sold	1,950,614,338	1,907,898,919	1,662,560,180	241,710,246
Gross profit	182,065,847	232,973,060	141,321,018	20,545,866
Selling, general and administrative expenses	52,578,452	52,673,366	56,459,649	8,208,350
Impairment loss of PPE	—	—	49,995,656	7,268,586
Operating income	129,487,395	180,299,694	34,865,713	5,068,930
Other expenses/(income)	44,539,451	(55,350,231)	57,558,326	8,368,079
Income/(loss) before income taxes	84,947,944	235,649,925	(22,692,613)	(3,299,149)
Income tax expense	21,236,986	58,912,481	16,522,472	2,402,109
Net income/(loss)	63,710,958	176,737,444	(39,215,085)	(5,701,258)

	Year ended December 31,
	2016	2017	2018
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	91.5%	89.1%	92.2%
Gross profit	8.5%	10.9%	7.8%
Selling, general and administrative expenses	2.5%	2.5%	3.1%
Impairment loss of PPE	—	—	2.8%
Operating income	6.1%	8.4%	1.9%
Other expenses/(income)	2.1%	(2.6)%	3.2%
Income/(loss) before income taxes	4.0%	11.0%	(1.3)%
Income tax expense	1.0%	2.8%	0.9%
Net income/(loss)	3.0%	8.2%	(2.2)%

Revenues for the years ended December 31, 2016, 2017 and 2018 were comprised of the following:

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	$
Revenue by amount
Edible alcohol
-Grade A	15,948,928	—	—	—
-Grade B	1,176,981,106	1,188,108,449	1,126,927,738	163,837,643
-Grade C	269,744,323	253,246,144	153,426,649	22,305,832
Total Edible Alcohol	1,462,674,357	1,441,354,593	1,280,354,387	186,143,475
DDGS feed	467,557,728	499,731,893	423,076,675	61,508,760
Liquid carbon dioxide	20,944,404	23,760,369	23,355,228	3,395,484
Crude corn oil	83,126,154	67,018,504	—	—
CPE	97,439,316	71,177,649	—	—
Foam Insulation	938,226	—	—	—
AMPS	—	37,828,971	77,094,908	11,208,392
Total	2,132,680,185	2,140,871,979	1,803,881,198	262,256,112

Revenue by %
Edible alcohol	68.6%	67.3%	71.0%	71.0%
-Grade A	0.8%	—	—	—
-Grade B	55.2%	55.5%	62.5%	62.5%
-Grade C	12.6%	11.8%	8.5%	8.5%
DDGS feed	21.9%	23.3%	23.5%	23.5%
Liquid carbon dioxide	1.0%	1.1%	1.3%	1.3%
Crude corn oil	3.9%	3.1%	—	—
CPE	4.5%	3.4%	—	—
Foam Insulation	0.1%	—	—	—
AMPS	—	1.8%	4.3%	4.2%
Total	100.0%	100.0%	100.0%	100.0%

	Year ended December 31,
	2016 Metric	2017 Metric	2018 Metric
	Ton	Ton	Ton
Volume sold
Edible alcohol
-Grade A	3,186	—	—
-Grade B	273,546	295,984	250,685
-Grade C	62,888	63,622	34,522
Total Edible Alcohol	339,620	359,606	285,208
DDGS feed	293,058	308,973	246,246
Liquid carbon dioxide	120,852	121,727	71,442
Crude corn oil	13,049	10,742	—
CPE	11,810	9,234	—
Foam Insulation-main products	1,464	—	—
AMPS	—	2,265	3,835

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	$
Average sales price
Edible alcohol
-Grade A	5,006	—	—	—
-Grade B	4,303	4,014	4,495	654
-Grade C	4,289	3,981	4,444	646
Total Edible Alcohol	4,307	4,008	4,489	653
DDGS feed	1,595	1,617	1,718	250
Liquid carbon dioxide	173	195	327	48
Crude corn oil	6,370	6,239	—	—
CPE	8,251	7,708	—	—
Foam Insulation-main products	641	—	—	—
AMPS	—	16,705	20,103	2,923

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2018

Revenues

Revenues decreased by RMB337.0 million ($49.0 million), or 15.7%, to RMB1,803.9 million ($262.3 million) for the year ended December 31, 2018 from RMB2,140.9 million ($311.3 million) for the year ended December 31, 2017.

•                       The decrease in our edible alcohol sales by approximately RMB161.0 million ($23.4 million), or 11.2%, from RMB1,441.4 million ($209.6 million) in the year ended December 31, 2017 to RMB1,280.4 million ($186.1 million) in the year ended December 31, 2018, primarily due to the lower sales volume of edible alcohol in 2018. In 2018, our Shouguang facility was damaged by the heavy rains and flooding, which has a negative impact on our production volume. Our production volume dropped in 2018, the actual production output for the year ended December 31, 2018 was 288,416 tons of edible alcohol, as compared to 353,702 tons for the year ended December 31, 2017, a decrease of 65,286 tons, or 18.5%. The weighted average sales price of edible alcohol increased due to higher corn costs in 2018.

•                  We sold approximately 285,208 tons of edible alcohol in the year ended December 31, 2018, compared to approximately 359,606 tons in the year ended December 31, 2017, a decrease of 74,398 tons or 20.7%. The decrease was primarily due to our decreased production volume of edible alcohol in 2018. The weighted average sales price of edible alcohol was approximately RMB4,489 ($653) per ton in the year ended December 31, 2018 compared to RMB4,008 ($583) per ton in the year ended December 31, 2017, an increase of RMB481 ($70) per ton, or 12.0%.

•                  We currently sell Grade B and C edible alcohol. We shift in our production from Grade A to Grade B and did not sell Grage A edible alcohol in 2018 and 2017. Due to the lower sales volume of edible alcohol in 2018, our revenue for edible alcohol experienced a decrease in 2018. Our revenue from Grade B edible alcohol decreased by approximately RMB61.2 million ($8.9 million), or 5.1%, to RMB1,126.9 million ($163.8 million) for the year ended December 31, 2018, as compared to RMB1,188.1 million ($180.1 million) for the year ended December 31, 2017. The weighted average sales price of Grade B edible alcohol was approximately RMB4,495 ($654) per ton in the year ended December 31, 2018, as compared to RMB4,014 ($584) per ton in the year ended December 31, 2017, an increase of RMB481 ($70), or 12.0%. Our revenue from Grade C edible alcohol decreased by approximately RMB99.8 million ($14.5 million), or 39.4%, to RMB153.4 million ($22.3 million) for the year ended December 31, 2018, as compared to RMB253.2 million ($36.8 million) for the year ended December 31, 2017. The weighted average sales price of Grade C edible alcohol was approximately RMB4,444 ($646) per ton in the year ended December 31, 2018, as compared to RMB3,980 ($579) per ton in the year ended December 31, 2017, a decrease of RMB464 ($67) or 11.7%.

•                  We sold approximately 250,685 tons of Grade B edible alcohol and 34,522 tons of Grade C edible alcohol in the year ended December 31, 2018, as compared to approximately 295,984 tons of Grade B edible alcohol and 63,622 tons of Grade C edible alcohol in the year ended December 31, 2017. The sharp decrease in our sales volume of edible alcohol was mainly due to the lower production volume in Shouguang. Our Shouguang facility was damaged by heavy rain and flooding in 2018.

•                       The decrease in our revenue from DDGS feed by approximately RMB76.7 million ($11.1 million), or 15.3%, to RMB423.1 million ($61.5 million) for the year ended December 31, 2018, as compared to RMB499.7 million ($72.7 million) for the year ended December 31, 2017, was primarily due to the decrease in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,718 ($250) per ton for DDGS feed sales in the year ended December 31, 2018, as compared to RMB1,617 ($235) per ton in the year ended December 31, 2017, representing an increase of RMB101 ($15) per ton, or 6.2%. We sold approximately 246,246 tons of DDGS feed in the year ended December 31, 2018 compared to approximately 308,973 tons in the year ended December 31, 2017, a decrease of 62,727 tons, or 20.3%. The decrease in sales volume was mainly due to our lower production volume in 2018 in line with the decrease in edible alcohol.

•                       Our revenue from liquid carbon dioxide decreased by approximately RMB0.4 million ($0.1 million), or 1.7%, to RMB23.4 million ($3.4 million) for the year ended December 31, 2018 from RMB23.8 million ($3.5 million) for the year ended December 31, 2017, mainly due to the combine effect of increase in the weighted average sales price and decrease in sales volume. The weighted average sales price of liquid carbon dioxide increased by RMB132 ($19) or 67.7% to approximately RMB327 ($48) per ton in the year ended December 31, 2018, as compared to RMB195 ($28) per ton in the year ended December 31, 2017. We sold approximately 71,442 tons of liquid carbon dioxide in the year ended December 31, 2018 compared to approximately 121,727 tons in the year ended December 31, 2017, representing an decrease of 50,285 tons, or 41.3%.

•                       In 2017, we invested in and completed the construction of our AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. Our revenue from AMPS increased by approximately RMB39.3 million ($5.7 million), or 103.8%, to RMB77.1 million ($11.2 million) for the year ended December 31, 2018 from RMB37.8 million ($5.5 million) for the year ended December 31, 2017, mainly due to the increase in the weighted average sales price and sales volume. The weighted average sales price of AMPS increased by RMB3,401 ($495) or 20.4% to approximately RMB20,103 ($2,923) per ton in the year ended December 31, 2018, as compared to RMB16,702 ($2,428) per ton in the year ended December 31, 2017. We sold approximately 3,835 tons of AMPS in the year ended December 31, 2018 compared to approximately 2,265 tons in the year ended December 31, 2017, representing an increase of 1,570 tons, or 69.3%.

Gross Profit

Gross profit decreased by RMB91.7 million ($13.3 million), or 39.3%, to RMB141.3 million ($20.5 million), or 7.8% of revenues, for the year ended December 31, 2018, from RMB233.0 million ($33.9 million), or 10.9% of revenues, for the year ended December 31, 2017, mainly due to the steeper decrease in utilization rate of edible alcohol and its by-products in 2018. The average price of our purchased corn was approximately RMB1,558 ($227) per ton in the year ended December 31, 2018, an increase of RMB89 ($13) per ton, or 6.1%, from RMB1,469 ($214) per ton in the year ended December 31, 2017. The weighted average sales price of edible alcohol was approximately RMB4,489 ($653) per ton in the year ended December 31, 2018, compared to RMB4,008 ($583) per ton in the year ended December 31, 2017, a decrease of RMB481 ($70) per ton, or 12.0%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB3.8 million ($0.6 million), to RMB56.5 million ($8.2 million), for the year ended December 31, 2018, from RMB52.7 million ($7.7 million), for the year ended December 31, 2017. The increase was primarily due to the following:

•                  Selling expenses decreased 3.7% from RMB3.7 million ($0.5 million) for the year ended December 31, 2017 to RMB3.5 million ($0.5 million) for the year ended December 31, 2018.

•                  General and administrative expenses increased by RMB3.9 million ($0.6 million), or 8.0%, from RMB49.0 million ($7.1 million) for the year ended December 31, 2017 to RMB52.9 million ($7.7 million) for the year ended December 31, 2018, primarily due to the increase in professional expenses.

Other Expenses/(income)

Other expense was RMB57.6 million ($8.4 million), primarily consisting of interest expense of RMB62.4 million ($9.1 million), interest income of RMB3.8 million ($0.6 million) and other income of RMB1.0 million ($0.1 million) for the year ended December 31, 2018, as compared to other income of RMB55.4 million ($8.1 million) for the year ended December 31, 2017, primarily consisting of interest expense of RMB66.1 million ($9.6 million), interest income of RMB4.2 million ($0.6 million), government subsidies received in December 2017 and recognized in income for corn processing of RMB117.2 million ($17.0 million), and other income of RMB0.1million ($0.1 million). We did not receive any government subsidies for processing corn in 2018.

Income Tax Expense

We recorded RMB16.5 million ($2.4 million) in income tax expense for the year ended December 31, 2018, compared to income tax expense of RMB58.9 million ($8.6 million) for the year ended December 31, 2017. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2017

Revenues

Revenues increased by RMB8.2 million ($1.2 million), or 0.4%, to RMB2,140.9 million ($311.3 million) for the year ended December 31, 2017 from RMB2,132.7 million ($310.1 million) for the year ended December 31, 2016.

•                  The decrease in our edible alcohol sales by approximately RMB21.3 million ($3.1 million), or 1.5%, from RMB1,462.6 million ($212.6 million) in the year ended December 31, 2016 to RMB1,441.4 million ($209.6 million) in the year ended December 31, 2017, primarily due to the lower weighted average sales price of edible alcohol in 2017. The weighted average sales price of edible alcohol decreased due to lower corn costs in 2017. We still did not operate at full capacity in 2017, but our actual production output for the year ended December 31, 2017 was 353,702 tons of edible alcohol, as compared to 337,959 tons for the year ended December 31, 2016, an increase of 15,743 tons, or 4.7%.

•                  We sold approximately 359,606 tons of edible alcohol in the year ended December 31, 2017, compared to approximately 339,620 tons in the year ended December 31, 2016, an increase of 19,986 tons or 5.9%. The increase was primarily due to our increased production volume of edible alcohol in 2017. The weighted average sales price of edible alcohol was approximately RMB4,008 ($583) per ton in the year ended December 31, 2017 compared to RMB4,307 ($626) per ton in the year ended December 31, 2016, a decrease of RMB299 ($44) per ton, or 6.9%.

•                  We currently sell Grade A, B and C edible alcohol. Due to the lower weighted average sales price of edible alcohol in 2016, our revenue for edible alcohol experienced a slight decrease in 2017. We did not sell Grade A edible alcohol in 2017 due to our shift in production from Grade A to Grade B. Our revenue from Grade B edible alcohol increased by approximately RMB11.1 million ($1.6 million), or 0.9%, to RMB1,188.1 million ($172.7 million) for the year ended December 31, 2017, as compared to RMB1,177.0 million ($171.1 million) for the year ended December 31, 2016. The weighted average sales price of Grade B edible alcohol was approximately RMB4,014 ($584) per ton in the year ended December 31, 2017, as compared to RMB4,303 ($626) per ton in the year ended December 31, 2016, a decrease of RMB289 ($42), or 6.7%. Our revenue from Grade C edible alcohol decreased by approximately RMB16.5 million ($2.4 million), or 6.1%, to RMB253.2 million ($36.8 million) for the year ended December 31, 2017, as compared to RMB269.7 million ($39.2 million) for the year ended December 31, 2016. The weighted average sales price of Grade C edible alcohol was approximately RMB3,981 ($579) per ton in the year ended December 31, 2017, as compared to RMB4,289 ($624) per ton in the year ended December 31, 2016, a decrease of RMB308 ($45) or 7.2%.

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

•                  The increase in our revenue from DDGS feed by approximately RMB32.2 million ($4.7 million), or 6.9%, to RMB499.7 million ($72.6 million) for the year ended December 31, 2017, as compared to RMB467.6 million ($68.0 million) for the year ended December 31, 2016, was primarily due to the increase in our sales volume. The weighted average sales price of DDGS feed was approximately RMB1,617 ($235) per ton for DDGS feed sales in the year ended December 31, 2017, as compared to RMB1,595 ($232) per ton in the year ended December 31, 2016, representing an increase of RMB22 ($3) per ton, or 1.4%. We sold approximately 308,973 tons of DDGS feed in the year ended December 31, 2017 compared to approximately 293,058 tons in the year ended December 31, 2016, an increase of 15,916 tons, or 5.4%. The increase in sales volume was mainly due to our higher production volume in 2017.

Our revenue from liquid carbon dioxide decreased by approximately RMB2.8 million ($0.4 million), or 13.4%, to RMB23.8 million ($3.5 million) for the year ended December 31, 2017 to RMB20.9 million ($3.0 million) for the year ended December 31, 2016, mainly due to the increase in the weighted average sales price. The weighted average sales price of liquid carbon dioxide increased by RMB22 ($3) or 12.7% to approximately RMB195 ($28) per ton in the year ended December 31, 2017, as compared to RMB173 ($25) per ton in the year ended December 31, 2016. We sold approximately 121,727 tons of liquid carbon dioxide in the year ended December 31, 2017 compared to approximately 120,852 tons in the year ended December 31, 2016, representing an increase of 875 tons, or 0.7%.

•                  Our revenue from crude corn oil decreased by approximately RMB16.1 million ($2.3 million) or 19.4%, to RMB67.0 million ($9.7 million) for the year ended December 31, 2017, compared to RMB83.1 million ($12.1 million) for the year ended December 31, 2016, mainly due to the lower sales volume in 2017. Our sales volume was approximately 10,742 tons for the year ended December 31, 2017, as compared to 13,049 tons for the year ended December 31, 2016, representing a decrease of 2,307 tons, or 17.7%. The weighted average sales price was RMB6,239 ($907) per ton in the year ended December 31, 2017 compared to RMB6,370 ($926) per ton in the year ended December 31, 2016, a decrease of RMB131 ($19) per ton or 2.1%.

We expanded our CPE annual production volume to 25,000 tons in 2015. Revenue from CPE decreased by approximately RMB26.3 million ($3.8 million) or 27.0%, to RMB71.2 million ($10.4 million) for the year ended December 31, 2017, as compared to RMB97.4 million ($14.2 million) for the year ended December 31, 2016. The decrease was mainly due to the decrease in sales volume in 2017. Our sales volume was approximately 9,234 tons for the year ended December 31, 2017, as compared to 11,810 tons for the year ended December 31, 2016, representing a decrease of 2,576 tons, or 21.8%. The weighted average sales price was RMB7,708 ($1,121) per ton in the year ended December 31, 2017 compared to RMB8,251 ($1,200) per ton in the year ended December 31, 2016, a decrease of RMB543 ($79) per ton or 6.6%. In 2016, we exited the foam insulation market and disposed of all long-lived assets related to our foam insulation business.

In 2017, we invested in and completed the construction of our AMPS manufacturing plant with an annual production capacity of 4,000 tons. AMPS is a chemical that is widely used in many fields, including oilfield chemistry, water treatment and synthetic fibers. For the year ended December 31, 2017, revenue from AMPS products was RMB37.8 million ($5.5 million) and we sold approximately 2,265 tons with the average sales price being RMB16,705 ($2,429).

Gross Profit

Gross profit increased by RMB50.9 million ($7.4 million), or 28.0%, to RMB233.0 million ($33.9 million), or 10.9% of revenues, for the year ended December 31, 2017, from RMB182.1 million ($26.5 million), or 8.5% of revenues, for the year ended December 31, 2016, mainly due to the steeper decrease in average selling prices of edible alcohol and its by-products, compared with the decrease in average corn cost. The average price of our purchased corn was approximately RMB1,496 ($218) per ton in the year ended December 31, 2017, a decrease of RMB143 ($21) per ton, or 8.7%, from RMB1,639 ($238) per ton in the year ended December 31, 2016. The weighted average sales price of edible alcohol was approximately RMB4,008 ($583) per ton in the year ended December 31, 2017, compared to RMB4,307 ($626) per ton in the year ended December 31, 2016, a decrease of RMB299 ($44) per ton, or 6.9%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by RMB0.1 million ($0.1 million), to RMB52.7 million ($7.7 million), for the year ended December 31, 2017, from RMB52.6 million ($7.6 million), for the year ended December 31, 2016. The increase was primarily due to the following:

•                  Selling expenses decreased 12.2% from RMB4.2 million ($0.6 million) for the year ended December 31, 2016 to RMB3.7 million ($0.5 million) for the year ended December 31, 2017.

•                  General and administrative expenses increased by RMB0.6 million ($0.1 million), or 1.2%, from RMB48.4 million ($7.0 million) for the year ended December 31, 2016 to RMB49.0 million ($7.1 million) for the year ended December 31, 2017, primarily due to the increase in professional expenses.

Other Expenses/(income)

Other income was RMB55.4 million ($8.1 million), primarily consisting of interest expense of RMB66.1 million ($9.6 million), interest income of RMB4.2 million ($0.6 million), government subsidies received in December 2017 and recognized in income for corn processing of RMB117.2 million ($17.0 million), and other income of RMB0.1million ($0.1 million) for the year ended December 31, 2017, as compared to other expenses were RMB44.5 million ($6.5 million) for the year ended December 31, 2016, primarily consisting of interest expense of RMB52.7 million ($7.7 million), interest income of RMB4.0 million ($0.6 million), non- operating income from the proceeds of equipment sales of RMB3.7 million ($0.5 million), and other income of RMB0.2 ($0.1 million). Interest expense increased to RMB66.1 million ($9.6 million) for the year ended December 31, 2017 from RMB52.7 million ($7.7 million) for the year ended December 31, 2016, primarily due to the issuance of our corporate bonds of RMB300.0 million ($43.6 million) in November 2016.

Income Tax Expense

We recorded RMB58.9 million ($8.6 million) in income tax expense for the year ended December 31, 2017, compared to income tax expense of RMB21.2 million ($3.1 million) for the year ended December 31, 2016. Since the effective tax rate remained relatively stable, the decrease is consistent with the decrease of our income before income tax expenses.

B.            Liquidity and Capital Resources

Cash generated from our business is our primary source of liquidity. As of December 31, 2016, 2017 and 2018, we had approximately RMB795.3 million ($115.6 million), RMB728.3 million ($105.9 million) and RMB624.2 million ($90.8 million), respectively, in cash. Our cash represents cash on hand and in banks. We require cash to fund our ongoing business needs, particularly salary and benefits and costs and expenses of raw materials. Other cash needs primarily include the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year-ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	$
Net cash provided (used) by operating activities	159,931,964	140,311,845	(145,846,004)	(21,203,729)
Net cash used in investing activities	151,193	(950,000)	7,615,000	1,107,102
Net cash provided (used) by financing activities	139,615,291	(206,502,989)	34,193,359	4,971,180
Effect of foreign currency exchange translation	10	61,376	(36,333)	(5,282)
Net increase (decrease) in cash	299,698,458	(67,079,768)	(104,037,645)	(15,125,447)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was RMB159.9 million ($23.2 million) for the year ended December 31, 2016. Net cash provided by operating activities was RMB140.3 million ($20.4 million) for the year ended December 31, 2017. Net cash used by operating activities was RMB145.8 million ($21.2 million) for the year ended December 31, 2018. The decrease in net cash used by operating activities for the year ended December 31, 2018 compared to December 31, 2017 was primarily due to the decrease in net income and increase in inventory balance, offset by the decrease in upfront payment and trade accounts receivables. The decrease in net cash provided by operating activities for the year ended December 31, 2017 compared to December 31, 2016 was primarily due to the increase in trade accounts receivable, upfront payments made to granaries and income tax payable, offset by the increase in net income and a decrease in inventory balance.

Net Cash Provided by Financing Activities

Financing Activities—Net cash provided by financing activities was RMB139.6 million ($20.3 million) for the year ended December 31, 2016. Net cash used by financing activities was RMB206.5 million ($30.0 million) for the year ended December 31, 2017. Net cash provided by financing activities was RMB34.2 million ($5.0 million) for the year ended December 31, 2018. For the year ended December 31, 2016, net cash provided consisted of net borrowings of RMB68.0 million ($9.9 million), settlement of corporate bonds of RMB221.3 million ($32.2 million) and issuance of new bonds of RMB292.9 million ($42.6 million). For the year ended December 31, 2017, net cash used mainly represented the net repayment of borrowings of RMB206.5 million ($30.0 million). For the year ended December 31, 2018, net cash provided by financing activities mainly represented the proceeds from the borrowings.

Financing Agreement—As of December 31, 2016, 2017 and 2018, excluding bond payable of RMB300.0 million ($43.6 million) we had approximately RMB905.2 million ($131.6 million), RMB698.7 million ($101.6 million) and RMB731.4 million ($106.3 million) outstanding short-term and long-term borrowings, bearing weighted average interest rates at 4.83%, 4.63% and 4.91% per annum, respectively.

During the year ended December 31, 2018, we obtained the followings loans from Agricultural bank of China. The amount of RMB43,200,000 will be due on January 4, 2019. The amount of RMB40,000,000 will be due on January 28, 2019. The amount of RMB10,000,000 will be due on June 7, 2019. The amount of RMB20,000,000 will be due on June 13, 2019. The amount of RMB20,000,000 will be due on July 15, 2019. The amount of RMB40,000,000 will be due on August 15, 2019. The amount of RMB20,000,000 will be due on September 12, 2019. The amount of RMB30,000,000 will be due on October 10, 2019. The amount of RMB20,000,000 will be due on October 11, 2019. The amount of RMB30,000,000 will be due on October 26, 2019. The amount of RMB10,000,000 will be due on November 5, 2019. The amount of RMB40,000,000 will be due on November 9, 2019. All borrowings under the loan agreements are guaranteed by third party companies. The interest rate is 4.35%. The amount of RMB33,319,295 will be due on September 28, 2019. The borrowings under this loan agreement is guaranteed by Mr. Jingmiao Wang, the CEO of the Company, and Shandong Borun. The interest rate is 5.0025%

During the year ended December 31, 2018, we obtained the following loans from Construction Bank of China. The amount of RMB30,000,000 will be due on February 11, 2019. The amount of RMB25,000,000 will be due on March 6, 2019. The amount of RMB20,000,000 will be due on March 15, 2019. The amount of RMB19,827,421 will be due on March 16, 2019. The amount of RMB20,000,000 will be due on April 12, 2019. The amount of RMB25,000,000 will be due on April 21, 2019. The amount of RMB20,000,000 will be due on May 9, 2019. The amount of RMB37,100,000 will be due on December 29, 2019. All borrowings under the loan agreements were guaranteed by Shandong Borun, Wang Jinmiao, the CEO of the Company, and his family members. We also pledged our fixed assets as collateral. The annual interest rate ranges from 4.785% to 5.655%.

During the year ended December 31, 2018, the amount of RMB129,000,000 from CITIC Bank will be due on October 15, 2019. The borrowing under the loan agreement was guaranteed by Shandong Borun, Mr. Jinmiao Wang, the CEO of the Company, and two third-party companies. The interest rate is 5.8725%.

During the year ended December 31, 2018, the amount of RMB49,000,000 from Daqing Rural Commercial Bank was originally due on September 7, 2018 with annual interest rate of 3.50%. In 2018, we renewed the loan and the new due date is August 17, 2019. The new interest rate is 2.917%. The loan is guaranteed by a third party guarantee company. Daiqing Borun provided the counter guarantee for this company which is pledged by property, plant and equipment and land use rights and by Shandong Borun, our CEO, two natural persons and three third-party companies simultaneously.

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

On January 29, 2013, our subsidiary, Shandong Borun successfully registered its plan to issue private placement bonds with an aggregate principal amount of RMB500.0 million ($72.7 million) with the Shanghai Stock Exchange, the PRC (the “Registered Plan”). Under the Registered Plan, Shandong Borun would initially issue three-year fixed-rate private placement bonds with a principal amount of RMB350.0 million ($50.9 million) on the date of registration, and thereafter, had the option to issue a second tranche of private placement bonds within six months from the date of registration with a principal amount of RMB150.0 million ($21.8 million). The bonds were fully settled during the year ended December 31, 2016. The proceeds from issuance of the Bonds were used for purposes of our working capital and capital expenditures.

On November 2, 2016, our subsidiary, Shandong Borun has issued private placement bonds with a principal amount of RMB300.0 million ($43.6 million) that were registered with the Shanghai Stock Exchange. The proceeds from the issuance of the bonds were used purposes for our working capital and capital expenditures. The bonds were issued at face value of RMB100 ($15) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100.0 million ($14.5 million) should be repaid at the end of each of the third, fourth and fifth year life of the bonds. RMB300.0 million ($43.6 million) was outstanding as of December 31, 2018.

Net Cash Used In Investing Activities

Investing Activities—Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our manufacturing facilities, and purchase of land use rights and restricted bank deposits. Net cash used in investing activities amounted to: (1) RMB0.1 million ($0.02 million) in the year ended December 31, 2016, mainly related to payment for maintenance our production facilities of RMB3.6 million ($0.5 million) and the proceeds from disposal of the foam insulation equipment of RMB3.7 million ($0.5 million). (2) RMB1 million ($0.2 million) in the year ended December 31, 2017, mainly related to the payment for our maintenance on the production facilities of RMB1.0 million ($0.2 million). (3) RMB7.6 million ($1.1 million) in the year ended December 31, 2018, mainly represented the proceeds from disposal of property, plant and equipment.

Future Capital Requirements—We had cash on hand of RMB795.3 million ($115.6 million), RMB728.3 million ($105.9 million) and RMB624.2 million ($90.8 million) on December 31, 2016, 2017 and 2018, respectively. Based on the current market conditions, we expect to incur capital expenditures ranging from RMB50.0 million ($7.3 million) to RMB100.0 million ($14.5 million) for 2019, which related primarily to the replacement of our damaged production lines due to the heavy rains and flooding in Shouguang facility. We expect to fund the planned expenditures, including our working capital requirements, through cash generated from operations, borrowings through bank loans, and the proceeds from issuances of equity or debt instruments and we believe such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

C.              Research and Development

We spent approximately RMB1,066,400 ($155,038), RMB1,608,400 ($233,836) and RMB1,761,200 ($256,051), during the fiscal years ended December 31, 2016, 2017 and 2018, respectively, on Company-sponsored research and development activities, including, without limitation, all activities in respect of our in-house developed Borun wet process.

D.              Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.              Off-Balance Sheet Commitments and Arrangements

We were the guarantor for certain third parties for their short-term bank loans amounting to RMB562.6 million ($81.8 million) that matured within one year. Except for such guarantees, we have no material off-balance sheet transactions. We do not have any off- balance sheet outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

		Payment Due By Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(RMB in millions)
Bonds payable	339.0	100.0	132.5	106.5	—
Short-term debt	731.4	731.4	—	—	—
Total:	1,070.4	831.4	132.5	106.5	—

ITEM 6.                                                            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Jinmiao Wang	48	Chief Executive Officer and Chairman of the Board
Jijuan Wang	31	Chief Financial Officer
Hengxiu Song	47	Chief Operations Officer, General Manager of Shandong Borun Industrial Co., Ltd. and Director
Wei Qi	58	Chief Technology Officer
Shunliang Hu	52	General Manager of Daqing Borun Biotechnology Co., Ltd.
Shufeng Jia	39	Independent Director
Xisheng Lu	68	Independent Director
Binbin Jiang	44	Independent Director

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

Mrs. Shufeng Jia, Independent Director

Mrs. Shufeng Jia has served as our independent director since January 2019. She has served as finance manager of Shandong Molong Petroleum Machinery Co., Ltd. since from November 2001 to December 2012. Since January 2013, she has served as the finance director of Shandong Land Biological Technology Co., Ltd. Mrs Jia has earned a bachelor degree in Finance from Qingdao University of Science and Technology.

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

Mrs. Jijuan Wang, Chief Financial Officer

Mrs. Wang has served as our chief financial officer since July 2018. Since June 2007, she has joined Shandong Borun and served as our chief accountant. Since 2014, she has served as the finance controller for China New Borun. Mrs. Wang earned a Bachelor’s degree with a major in Accounting from Weifang University in Shandong.

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation to our executive officers and directors was RMB2,200,000 ($319,846).

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

C.            Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Jinmiao Wang, Hengxiu Song, Xishenglu and Binbin Jiang was re-elected and Shufeng Jia was elected at our 2018 annual meeting of shareholders, which was held on December 28, 2018, to hold office until our next annual meeting of shareholders. Jinmiao Wang, Hengxiu Song and Binbin Jiang have served on our board since 2010, although Mr. Song stepped down from the Board during the period November 2010 to June 2011. Xisheng Lu has served on our board since January 2013. Shufeng Jia has served on our board since January 2019.

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

Board Committees

Audit Committee

Our audit committee consists of Shufeng Jia, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Shufeng Jia is the chairman of our audit committee and meets the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Shufeng Jia, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Binbin Jiang is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Shufeng Jia, Xisheng Lu and Binbin Jiang, each of whom satisfy the “independence” tests of Section 303A.02 of the NYSE Listed Company Manual. Xisheng Lu is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.             Employees

As of the date of this annual report, our Shouguang facility had 652 full-time employees and our Daqing facility had 457 full- time employees for a total of 1,109 full time employees, which is comprised of 855 manufacturing staff, 230 management and administrative personnel, and the rest, 24 full-time employees in our sales department. We believe we have a good relationship with our employees, and we have never experienced a work stoppage or a labor dispute that has interfered with our operations. At our Daqing facility, we house our employees in Company-owned apartment buildings. With respect to our Shouguang facility, we have chosen a piece of land for the construction of dormitories for our employees in the city of Shouguang and we plan to construct such housing in the future. When complete, we will allocate housing for our employees and provide shuttle bus services to and from the Shouguang facility.

In the PRC, in accordance with the relevant labor and social welfare laws and regulations, we are required to pay, in respect of our employees in the PRC, various social insurance including pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In accordance with applicable PRC regulations on housing funds, we are also required to contribute to a housing fund for our employees. In the past, we had been delinquent with respect to the payment of social insurance and housing fund payments. We may be liable for the payments and fines arising from such delinquent payments. Total contributions to such funds were approximately RMB10.4 million ($1.5 million), RMB11.3 million ($1.6 million) and RMB13.4 million ($2.0 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

For the year ended December 31, 2018, we paid RMB229,578 ($33,377) and RMB6,640,166 ($965,376) for group casualty insurance and pension insurance, respectively.

E.     Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 15, 2019, by each of our directors and executive officers, and each person known to us to own beneficially more than 5% of our ordinary shares.

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

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,121,902). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law.

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

Additional Related Party Transactions

There was no related party transactions in the fiscal year ended December 31, 2018.

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

We did not declare any dividends in 2016, 2017 and 2018. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.                                                THE OFFER AND LISTING.

A. Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 11, 2010. The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated. On May 10, 2019, the closing sale price of our ADSs as reported on the NYSE was $0.82 per ADS.

	Sale Price
	High	Low
Annual High and Low
2017	$1.74	$0.97
2018 Quarterly High and Low
First Quarter 2017	$1.42	$0.97
Second Quarter 2017	$1.74	$1.12
Third Quarter 2017	$1.45	$1.18
Fourth Quarter 2017	$1.53	$1.19
First Quarter 2018	$1.57	$1.23
Second Quarter 2018	$1.42	$1.11
Third Quarter 2018	$1.26	$1.03
Fourth Quarter 2018	$1.36	$0.63
Monthly High and Low
October 2018	$1.36	$1.05
November 2018	$1.13	$0.91
December 2018	$0.98	$0.63
January 2019	$0.90	$0.63
February 2019	$0.92	$0.80
March 2019	$0.98	$0.69
April 2019	$0.93	$0.82

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

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we believe we were a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and we may be a PFIC for our taxable year ending December 31, 2019 or thereafter, although there can be no assurance in either regard.

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

In addition, non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us as “qualified dividend income” (described above under “Dividends on ADSs”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, regardless of whether we are otherwise a qualified foreign corporation.

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

As of December 31, 2018 all balance of borrowings consists of short-term borrowings and short-term portion of long-term borrowings which will mature at various dates within the year ending December 31, 2019 and do not expose us to interest rate risk. Our interest rate risk arises primarily from long-term borrowings and bonds. Our bonds were issued at fixed rates and expose us to fair value and interest rate risk which will mature at fiscal year 2021.

Other than the above, other financial assets and liabilities do not carry material interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China increased by 2.1% in 2018 compared with 2017.

Credit Risk

Since commencing our operations in 2000, we have not had to write off bad debts. In addition, we have relatively short accounts receivable cycles and short collection periods, normally, all accounts receivables are collected within one month. As a result, we believe we have no significant exposure to credit risk.

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 0.4% in 2014, an appreciation of approximately 5.4% in 2017 and appreciation of 2.4% in 2018, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk.

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

Fees and Payments by Depositary

Our depositary, The Bank of New York Mellon, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2018, we did not receive any amount from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 (e) promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses.”

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2018. In making its assessment, management used the criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this assessment, management identified a material weakness in our internal control over financial statement closing process, and as a result, concluded that our internal control over financial reporting was not effective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified primarily related to the lack of sufficient qualified financial reporting and accounting personnel to properly address complex accounting issues under U.S. GAAP and timely to report and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and the Securities and Exchange Commission’s financial reporting requirements, as resulted from our high staff turnover rate in the fiscal year 2018.

We plan to fully remediate the above issue in 2019 by recruiting personnel who possess expertise in this aspect. However, we cannot be certain that this measure will resolve our control deficiency, and, if we fail to timely achieve and maintain the adequacy of our internal controls, we may continue to be unable to conclude that we have effective internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC for the fiscal year ended December 31, 2017 and 2018 and BDO for fiscal years ended December 31, 2017.

	Year ended December 31,
	2017	2018
	(RMB)	(RMB)	($)
Audit fees	2,595,000	982,637	142,860
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—

Audit fees are fees for professional services rendered by our independent registered public accounting firms for the audits of our consolidated financial statements and for the agreed-upon procedures of interim consolidated financial information included in quarterly earnings releases, for the fiscal years ended December 31, 2017 and 2018.

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

Date: May 15, 2019

CHINA NEW BORUN CORPORATION

/s/ Jinmiao Wang
Name:	Jinmiao Wang
Title:	Chairman and Chief Executive Officer

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:                             The Board of Directors and Stockholders of

China New Borun Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China New Borun Corporation (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

San Mateo, California

May 15, 2019

We have served as the Company’s auditor since April 24, 2018

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	728,249,297	624,211,652	90,750,611
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil ($ nil), as of December 31, 2017 and 2018, respectively (note 4)	509,737,390	126,998,338	18,463,572
Inventories (note 5)	434,185,431	1,441,293,500	209,541,532
Advance to suppliers (note 6)	562,196,185	224,554	32,647
Other receivables (note 7)	66,391,456	191,944,065	27,905,665
Prepaid expenses	2,781,503	5,476,967	796,265
Total current assets	2,303,541,262	2,390,149,076	347,490,292
Property, plant and equipment, net (note 8)	766,055,948	601,930,062	87,511,216
Land use rights, net (note 9)	127,627,629	123,941,714	18,019,187
Total assets	3,197,224,839	3,116,020,852	453,020,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	36,890,637	10,167,408	1,478,181
Accrued expenses and other payables (note 10)	54,770,180	41,693,201	6,061,539
Income taxes payable	66,717,710	30,377,905	4,416,472
Short-term borrowings (note 11)	698,667,011	731,446,715	106,340,912
Bonds payable — current portion	—	100,000,000	14,538,436
Total current liabilities	857,045,538	913,685,229	132,835,540
Bonds payable, outstanding principal amount of RMB300,000,000 ($43,615,301), bearing fixed annual interest rate of 6.5%, with maturity on November 2, 2021 (less unamortized debt issuance costs based on imputed interest rate of 6.75% of RMB5,419,012 and RMB4,005,357 ($582,316) as of December 31, 2017 and 2018, respectively) (note 12)	294,580,988	195,994,643	28,494,555
Total liabilities	1,151,626,526	1,109,679,872	161,330,095

Commitments and contingencies (note 15)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity
Ordinary share—par value of RMB0.0068259; 25,725,000 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	68,059,098
Retained earnings—appropriated (note 2)	171,207,400	175,864,784	25,567,986
Retained earnings—unappropriated	1,406,583,669	1,362,711,200	198,116,895
Accumulated other comprehensive loss	(500,539)	(542,787)	(79,104)
Total shareholders’ equity	2,045,598,313	2,006,340,980	291,690,600

Total liabilities and shareholders’ equity	3,197,224,839	3,116,020,852	453,020,695

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Revenues	2,132,680,185	2,140,871,979	1,803,881,198	262,256,112
Cost of goods sold	1,950,614,338	1,907,898,919	1,662,560,180	241,710,246
Gross profit	182,065,847	232,973,060	141,321,018	20,545,866
Operating expenses (income), net:
Selling	4,164,703	3,657,645	3,523,809	512,307
General and administrative	48,413,749	49,015,721	52,935,840	7,696,043
Government subsidy	—	(117,216,600)	—	—
Others, net	(4,086,154)	(104,649)	(993,917)	(144,500)
Impairment losses of property, plant and equipment	—	—	49,995,656	7,268,586
Total operating expenses(income), net	48,492,298	(64,647,883)	105,461,388	15,332,436

Income from operations	133,573,549	297,620,943	35,859,630	5,213,429
Interest income	4,043,903	4,154,446	3,830,674	556,920
Interest expense	(52,669,508)	(66,125,464)	(62,382,917)	(9,069,499)

Income (loss) before income tax expenses	84,947,944	235,649,925	(22,692,613)	(3,299,150)
Income tax (credit) expenses (note 14)
Current	19,481,789	58,912,481	16,522,472	2,402,109
Deferred	1,755,197	—	—	—
Income tax expenses	21,236,986	58,912,481	16,522,472	2,402,109

Net income (loss) attributable to ordinary shareholders	63,710,958	176,737,444	(39,215,085)	(5,701,259)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(59,426)	61,376	(42,248)	(6,142)
Other comprehensive income (loss)	(59,426)	61,376	(42,248)	(6,142)

Total comprehensive income attributable to ordinary shareholders	63,651,532	176,798,820	(39,257,333)	(5,707,401)

Earnings (loss) per share (note 2):
Basic and Diluted	2.48	6.87	(1.52)	(0.22)
Weighted average ordinary shares outstanding (note 2):
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in RMB unless otherwise stated)

	Ordinary Share		Additional Paid-in Capital	Retained Earnings— Appropriated	Retained Earnings— Unappropriated	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount	Amount	Amount	Amount	Amount	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2016	25,725,000	175,596	468,132,187	147,162,560	1,190,180,107	(502,489)	1,805,147,961
Net income for the year	—	—	—	—	63,710,958	—	63,710,958
Transfer to statutory reserves	—	—	—	6,371,096	(6,371,096)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(59,426)	(59,426)
Balance as of December 31, 2016	25,725,000	175,596	468,132,187	153,533,656	1,247,519,969	(561,915)	1,868,799,493
Net income for the year	—	—	—	—	176,737,444	—	176,737,444
Transfer to statutory reserves	—	—	—	17,673,744	(17,673,744)	—	—
Foreign currency translation adjustment	—	—	—	—	—	61,376	61,376
Balance as of December 31, 2017	25,725,000	175,596	468,132,187	171,207,400	1,406,583,669	(500,539)	2,045,598,313
Net loss for the year	—	—	—	—	(39,215,085)	—	(39,215,085)
Transfer to statutory reserves	—	—	—	4,657,384	(4,657,384)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(42,248)	(42,248)
Balance as of December 31, 2018	25,725,000	175,596	468,132,187	175,864,784	1,362,711,200	(542,787)	2,006,340,980

Balance as of December 31, 2018 ($)	25,725,000	25,725	68,059,098	25,567,986	198,116,895	(79,104)	291,690,600

See accompanying notes to consolidated financial statements.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Net income/(loss)	63,710,958	176,737,444	(39,215,085)	(5,701,259)
Adjustments to reconcile net income to net cash provided by operating activities:
Interest income on held-to-maturity debt securities	(1,587,889)	—	—	—
Impairment loss of property, plant and equipment	—	—	49,995,656	7,268,586
Gain on disposal of property, plant and equipment	(3,743,590)	—	—	—
Deferred income taxes	1,755,197	—	—	—
Depreciation	115,744,856	112,816,310	106,515,229	15,485,648
Amortization expense	4,828,862	2,832,576	3,685,914	535,874
Amortized debt issuance costs associated to the bonds	672,831	1,411,537	1,413,655	205,523
Changes in operating assets and liabilities:
Trade accounts receivable	99,898,697	(94,115,818)	323,448,304	47,024,324
Inventories	(163,787,747)	168,443,408	(1,007,108,069)	(146,417,761)
Prepaid expenses and other current assets	87,668,833	(300,755,630)	559,239,834	81,304,725
Trade accounts payable	1,351,129	13,247,376	(26,723,230)	(3,885,140)
Accrued expenses and other payables	(32,647,208)	5,219,296	(74,165,333)	(10,782,480)
Income tax payable	(13,932,965)	54,475,346	(42,932,879)	(6,241,769)
Net cash provided by/ (used in) operating activities	159,931,964	140,311,845	(145,846,004)	(21,203,729)

Cash flows from investing activities:
Restricted bank deposits	—	—	—	—
Purchases of property, plant and equipment and construction in progress	(3,592,397)	(950,000)	—	—
Purchases of held-to-maturity debt securities	—	—	—	—
Proceeds from disposal of property, plant and equipment	3,743,590	—	7,615,000	1,107,102
Net cash provided by/ (used in) investing activities	151,193	(950,000)	7,615,000	1,107,102

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in RMB unless otherwise stated)

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Cash flows from financing activities:
Proceeds from borrowings	961,870,000	880,867,011	34,193,359	4,971,180
Repayments of borrowings	(893,900,000)	(1,087,370,000)	—	—
Settlement of bonds	(221,279,238)	—	—	—
Proceeds from the issuance of bonds, net of debt issuance costs paid	292,924,529	—	—	—
Net cash provided by/(used in) financing activities	139,615,291	(206,502,989)	34,193,359	4,971,180

Effect of foreign currency exchange translation	10	61,376	(36,333)	(5,282)

Net increase/(decrease) in cash	299,698,458	(67,079,768)	(104,037,645)	(15,125,447)
Cash—beginning of year	495,630,607	795,329,065	728,249,297	105,876,058

Cash—end of year	795,329,065	728,249,297	624,211,652	90,750,611

Supplemental disclosure of cash flow information:
Cash paid for income taxes	33,414,753	4,437,138	16,522,472	2,402,109
Cash paid for interest	76,584,346	64,796,999	62,382,917	9,069,499

Non-cash investing activities:
Accrued fixed asset purchases	—	1,936,729	—	—
Offsetting other payables to the debt securities issuer for the principal amounts of held-to-maturity debt securities to be received upon matured	98,720,762	—	—	—

Non-cash financing activities:
Offsetting other receivables from the bonds holder upon the settlement of bonds	98,720,762	—	—	—

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

Convenience Translation into United States Dollar Amounts

The Company reports its financial statements using the RMB. The Dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of RMB 6.87832 to one Dollar ($), which is published by OANDA. Such translations should not be construed as representations that the RMB amounts represent, have been, or could be, converted into, $ at that or any other rate.

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

Cash

Cash includes cash on hand, and cash accounts and interest-bearing savings accounts in the financial institutions.

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

An impairment loss would be recognized when estimated discounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company records impairment losses of RMB nil, RMB nil and RMB 49,995,656 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2017 and 2018, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB45,179,459 and RMB 176,873,571 ($25,714,651), respectively.

According to Cai Kuai [2013] No. 36, sales taxes and surcharges has been replaced with value-added taxes effective from May 1, 2016.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 606, “Revenue from Contracts with Customers”. We recognize revenues when persuasive evidence of an arrangement exists, the price is fixed or determinable, no other significant obligations of the Company exist, collection is reasonably assured and delivery of products has occurred or services have been rendered. Delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination, or at the time products are picked up by the customers at our warehouse.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred. The Company did not incur any material research and development costs for the years ended December 31, 2016, 2017 and 2018.

Advertising Expenses

Costs associated with advertising are expensed as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2016, 2017 and 2018.

Shipping and Handling Costs

The Company records all charges to customers for outbound shipping and handling as revenue. All corresponding shipping and handling costs are classified as cost of goods sold for the years ended December 31, 2016, 2017 and 2018.

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

The total amounts for such employee benefits, which were expensed, were RMB10,016,774, RMB 11,558,233, and RMB13,394,085 ($1,947,290) for the years ended December 31, 2016, 2017 and 2018, respectively.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the statement of income and comprehensive income in the period in which they are incurred. For the years ended December 31, 2016, 2017 and 2018, no interests were capitalized as borrowing cost in property, plant and equipment.

Government Subsidies

The Company’s subsidiaries in China receive government subsidies from local Chinese government agencies in accordance with relevant Chinese government policies. The government subsidies received are recorded as part of other income or accounted for by reductions of expenses, if the subsidies received are earmarked to compensate a specific expense, such as research and development expense or interest expenses. Unearned government subsidies received are deferred for recognition until the criteria for such recognition could be met. For the years ended December 31, 2016, 2017 and 2018, the government subsidies received and recorded as other income were RMB nil, RMB 117,216,600, and RMB nil, respectively. All of the subsidies received was for the purpose of compensating the Company’s corn procurement. No government subsidy was accounted for by reduction of expense during the years December 31, 2016, 2017 and 2018.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                            Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

The Company has adopted FASB ASC Topic 740-10-25 since January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company performed self-assessment and the Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed, which in the PRC is usually 5 years. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2017 and 2018, the management of the Company considered that the Company had no additional liabilities for uncertain tax positions affecting its consolidated financial position and results of operations or cash flows, and will continue to evaluate for any uncertain position in the future. There are no estimated interest costs and penalties provided in the Company’s consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, respectively. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities and the major one is the China Tax Authority.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                  Summary of Significant Accounting Policies (Continued)

Appropriated Retained Earnings (continued)

Reserves include statutory surplus reserves and discretionary reserves. Statutory surplus reserves can be used to offset the accumulated losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital. The appropriation to the statutory surplus reserves must not be less than 10% of net profit after taxation. Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital. The annual appropriation of reserves of both Shandong Borun and Daqing Borun is 10% of the net income after income tax expenses. For the years ended December 31, 2016, 2017 and 2018, the Company made the transfers to this reserve fund in the amounts of RMB6,371,096, RMB17,673,744 and RMB4,657,384 ($677,111), respectively, separately presented as “Retained earnings—appropriated” in the balance sheets.

Dividends

The Company provides discretionary dividend payments based on the approval of the Company’s Board of Directors. The Board of Directors of the Company had not proposed any dividend payment for the years ended December 31, 2016, 2017 and 2018.

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

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Numerator:
Net income/(loss), representing undistributed earnings available to ordinary shareholder—basic and diluted	63,710,958	176,737,444	(39,215,085)	(5,701,259)

Denominator:
Weighted average number ordinary shares outstanding—basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000
Earnings per share:
Basic and diluted	2.48	6.87	(1.52)	(0.22)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

2.                  Summary of Significant Accounting Policies (Continued)

Operating Risk

Concentrations of Credit Risk

Trade Accounts Receivable—Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers dispersed across diverse markets and generally short payment terms. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2017 and 2018, there was no individual trade accounts receivable amounted over 10% of the total balance.

Revenues—Substantially, all of the Company’s revenues are derived from sales of edible alcohol and its by-products, including DDGS Feed, liquid carbon dioxide and crude corn oil and the Company’s chemical products CPE and AMPS in PRC. Any significant decline in market acceptance of the Company’s products or in the financial condition of our existing customers could impair our ability to operate effectively. None of the individual customers contributed over 10% of the total revenue for the years ended December 31, 2016, 2017 and 2018.  Additionally, the Company derives substantially all of its revenue from sales in Northeast China.

Purchases - The Company had a concentration of risk for its supply of its primary raw material, corn, which used in the production of edible alcohol.  The granary located in Daqing, Heilongjiang as described in the accounting policy for “Inventories” above, supplied 25.0% of the Company’s purchases of corn in 2018.

Interest Rate Risk

Borrowings and Bonds—The Company’s significant interest-bearing financial liabilities are borrowings and bonds.

As of December 31, 2018, all balance of borrowing are short-term borrowings which will be matured at various dates within the year ending December 31, 2019 and do not expose the Company to interest rate risk. The Company’s interest rate risk arises primarily from bonds. The Company’s bonds were issued at fixed rates on November 2, 2016 and expose the Company to fair value and interest rate risk which will be matured at fiscal year 2021.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842). ASU 2016- 02 requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This ASU will be effective for the Company on January 1, 2019. We will adopt ASU 2016-02 on January 1, 2019.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement — Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

3.                            Fair Value Measurements (Continued)

Fair value measured or disclosed on a recurring basis

The fair value of financial items of the Company for disclosure purpose including cash, other receivables, advance to suppliers, accrued expenses and other payables and short-term borrowings, approximate their carrying value due to their short-term nature. The Company’s investment (held-to-maturity debt securities) is disclosed using significant other observable inputs (Level 2), because it does not have regular market pricing. Liabilities of the Company for fair value disclosure purpose within Level 2 include long-term borrowings from financial institutions and bonds payable. Their carrying amounts are reasonable approximates of their fair value at the end of the reporting period due to all the long-term debts carry interest rates which approximate rates currently offered by the financial institutions for similar debt instruments of comparable maturities. The Company did not have any financial instruments measured or disclosed at fair value using Level 3 as of December 31, 2017 and 2018.

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

4.                            Trade Accounts Receivable, Net

Trade receivable consists of receivables resulting from sales of products during the normal course of business. Trade accounts receivable at end of years presented consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Trade accounts receivable	509,737,390	126,998,338	18,463,572
Less: Allowance for doubtful accounts	—	—	—
Total trade accounts receivable, net	509,737,390	126,998,338	18,463,572

As of December 31, 2017 and 2018, no trade accounts receivables were pledged as collateral for borrowings from financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

5.                            Inventories

Inventories consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Raw materials	414,172,830	1,387,287,531	201,689,909
Work-in-process	2,681,530	1,764,835	256,579
Finished goods	17,331,071	52,241,134	7,595,044
Total inventories	434,185,431	1,441,293,500	209,541,532

The Company did not set up any inventory reserve as of December 31, 2017 and 2018. As of December 31, 2017 and 2018, no raw materials were pledged as collateral for borrowings from financial institutions.

6.                            Advance to Suppliers

Advances to suppliers consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Advance to granaries (note (i))	559,300,277	—	—
Others	2,895,908	224,554	32,647
Total advance to suppliers	562,196,185	224,554	32,647

Note (i):             Advance to granaries represents corn cost paid but related materials and services have not been provided to the Company.

7.                            Other Receivables

Other receivables consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
VAT recoverable (note (i))	45,434,459	176,873,571	25,714,651
Deposit for loan guarantee	17,900,000	15,000,000	2,180,765
Others	3,056,997	70,494	10,249
Total other receivables	66,391,456	191,944,065	27,905,665

Note (i):    As of December 31, 2017 and 2018, VAT recoverable mainly consisted of input VAT paid for purchase of corns but not yet validated by the PRC Taxing Authority of RMB45,434,459 and 176,873,571 ($25,714,651), respectively.

Note (ii):   The deposit for loan guarantee is a financial instrument.  Based on its maturity is within one operating period, the Company believes its carrying value approximates fair value.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

8.                            Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Buildings and improvements	655,923,713	653,961,713	95,075,805
Machinery	943,742,391	888,973,826	129,242,890
Office equipment and furnishing	1,468,593	1,468,593	213,510
Motor vehicles	1,715,958	1,496,611	217,584
Total cost	1,602,850,655	1,545,900,743	224,749,789
Total accumulated depreciation	(838,181,436)	(955,605,318)	(138,930,067)
Construction in progress	1,386,729	11,634,637	1,691,494
Total property, plant, and equipment, net	766,055,948	601,930,062	87,511,216

The buildings, machinery, equipment, and motor vehicles in Shandong and Daqing were pledged as collateral for borrowings from the financial institutions as of December 31, 2017 and 2018. For the years ended December 31, 2016, 2017 and 2018, no interests were capitalized as borrowing cost in property, plant and equipment. For the years ended December 31, 2016, 2017, and 2018, impairment loss of RMB nil. RMB nil, and RMB49,995,656 ($7,268,586) was charged to accumulated depreciation, respectively.

The depreciation expenses for the years ended December 31, 2016, 20167 and 2018 were RMB119,717,245, RMB115,744,856 and RMB  112,816,310 ($17,265,512), respectively.

Construction in progress refers to mainly the new production facilities under construction.

9.                            Land Use Rights, Net

Land use rights consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Land use rights at cost	144,726,756	144,045,981	20,942,033
Accumulated amortization	(17,099,127)	(20,104,267)	(2,922,846)
Total land use rights, net	127,627,629	123,941,714	$18,019,187

As of December 31, 2017 and 2018, certain land use rights with an aggregate carrying value of RMB10,076,146 and RMB 9,827,352($1,428,743), respectively, were pledged as collateral for borrowings from the financial institutions.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

9.                            Land Use Rights, Net (Continued)

The amortization expenses for the years ended December 31, 2016, 2017 and 2018 were RMB2,832,578, RMB2,832,577 and RMB2,832,576 ($433,500), respectively. No provision for impairment loss has been charged for the years ended December 31, 2016, 2017 and 2018.

Future amortization of land use rights is as follows:

Years Ending December 31,	(RMB) Amount
2019	2,832,576
2020	2,832,576
2021	2,832,576
2022	2,832,576
2023	2,832,576
Thereafter	109,778,834
Total	123,941,714

10.           Accrued Expenses and Other Payables

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
Payroll and welfare payables	22,288,807	15,695,733	2,281,914
VAT and other tax payables	28,569,804	23,081,723	3,355,722
Other payables and accruals	3,911,569	2,915,745	423,903
Total accrued expenses and other payables	54,770,180	41,693,201	6,061,539

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

11.                     Borrowings

Borrowings consisted of the following:

	December 31,
	2017	2018	2018
	RMB	RMB	$
• Agricultural Bank of China All borrowings under the loan agreements were guaranteed by third party companies. These loans have been repaid as of December 31, 2018. The interest rate is 4.35%.	320,000,000	—	—

• Agricultural Bank of China

The amount of RMB43,200,000 will be due on January 4, 2019. The amount of RMB40,000,000 will be due on January 28, 2019. The amount of RMB10,000,000 will be due on June 7, 2019. The amount of RMB20,000,000 will be due on June 13, 2019. The amount of RMB20,000,000 will be due on July 15, 2019. The amount of RMB40,000,000 will be due on August 15, 2019. The amount of RMB20,000,000 will be due on September 12, 2019. The amount of RMB30,000,000 will be due on October 10, 2019. The amount of RMB20,000,000 will be due on October 11, 2019. The amount of RMB30,000,000 will be due on October 26, 2019. The amount of RMB10,000,000 will be due on November 5, 2019. The amount of RMB40,000,000 will be due on November 9, 2019. All borrowings under the loan agreements are guaranteed by third party companies. The interest rate is 4.35%.

	—	323,200,000	46,988,225

• Agricultural Bank of China The amount of RMB33,319,295 will be due on September 28, 2019. The borrowings under this loan agreement is guaranteed by Mr. Wang, Jingmiao, the CEO of the Company, and Shandong Borun. The interest rate is 5.0025%.	—	33,319,295	4,844,104

• Construction Bank of China The amount of RMB114,972,579 was repaid during the year of 2018. The amount of RMB84,427,421 was renewed and will be payable in 2019. All borrowings under the loan agreements were guaranteed by Shandong Borun, Mr. Jinmiao Wang, the CEO of the Company, and his family members. The Company also pledged its fixed assets as collateral. The interest rate is 5.22%.	199,800,000	—	—

• Construction Bank of China

The amount of RMB30,000,000 will be due on February 11, 2019. The amount of RMB25,000,000 will be due on March 6, 2019. The amount of RMB20,000,000 will be due on March 15, 2019. The amount of RMB19,827,421 will be due on March 16, 2019. The amount of RMB20,000,000 will be due on April 12, 2019. The amount of RMB25,000,000 will be due on April 21, 2019. The amount of RMB20,000,000 will be due on May 9, 2019. The amount of RMB37,100,000 will be due on December 29, 2019.

All borrowings under the loan agreements were guaranteed by Shandong Borun, Wang Jinmiao, the CEO of the Company, and his family members. The Company also pledged its fixed assets as collateral. The annual interest rate ranges from 4.785% to 5.655%.	—	196,927,421	28,630,167

• CITIC Bank This loan was repaid in 2018. The borrowing under the loan agreement was guaranteed by Shandong Borun, Wang Jinmiao, the CEO of the Company, and two third-party companies. The interest rate is 5.655%.	129,867,011	—	—

• CITIC Bank The amount of RMB129,000,000 will be due on October 15, 2019. The borrowing under the loan agreement was guaranteed by Shandong Borun, Wang Jinmiao, the CEO of the Company, and two third-party companies. The interest rate is 5.8725%.	—	129,000,000	18,754,582

• Daqing Rural Commercial Bank The amount of RMB49,000,000 was originally due on September 7, 2018 with annual interest rate of 3.50%. In 2018, the Company renewed the loan and the new due date is August 17, 2019. The new interest rate is 2.917% per month. The loan is guaranteed by a third party guarantee company. Daiqing Borun provided the counter guarantee for this company which is pledged by property, plant and equipment and land use rights and by Shandong Borun, the Company’s CEO, two natural persons and three third-party companies simultaneously.	49,000,000	49,000,000	7,123,834
Total	698,667,011	731,446,715	106,340,912

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

Interest expense related to borrowings amounted to RMB44,696,999 ($6,840,470) and RMB40,427,287 ($5,877,495) for the years ended December 31, 2017 and 2018, respectively.

12.                     Bonds Payable

On November 2, 2016, the Company’s subsidiary, Shandong Borun has issued a private placement bonds (the “Bonds”) with a principal amount of RMB300,000,000 ($43,615,301) that registered with the Shanghai Stock Exchange. The proceeds from the issuance of the Bonds were used in the purpose for the Company’s working capital and capital expenditures. The Bonds were issued at face value of RMB100 ($14) each, bear a fixed annual interest rate of 6.5%, with maturity on November 2, 2021, and RMB 100,000,000 ($14,538,434) would be repaid at the end of each of the third, fourth and fifth year life of the Bonds.

The imputed interest rate in connection with the Bonds was 6.75%. Interests of the Bonds charged to the consolidated statement of income for the year ended December 31, 2016, 2017, and 2018 was RMB 2,865,835, RMB 20,263,965, and RMB 21,955,630 ($3,192,005), respectively. The Company has prepaid interests of RMB3,000,000 ($432,464) at the time of the issuance of the Bonds on November 2, 2016. As of December 31, 2016, 2017 and 2018, the prepaid interest of RMB 134,165 and RMB 781,737 and RMB 181,737 ($26,422), respectively, was outstanding and recorded as prepaid expense under current assets.

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

12.    Bonds Payable (Continued)

Debt issuance costs associated to the Bonds of RMB7,075,472 ($1,028,663) represented cost incurred for professional services from the sponsors and other various parties, which was net of “Bonds payable in connection with Bonds” in the balance sheets. The amortized debt issuance costs of the Bonds based on imputed interest rate of 6.75% for the years ended December 31, 2016, 2017 and 2018 were RMB 244,923, RMB 1,411,537, and RMB 1,413,655 ($205,523), respectively, which was recorded as “Interest expense” in the statements of income and comprehensive income. As of December 31, 2016, 2017 and 2018, unamortized debt issuance costs associated to the Bonds was RMB 6,830,549, RMB 5,419,012, and RMB 4,005,357 ($582,316), respectively.

As of December 31, 2016, 2017, and 2018 non-current bonds payable less unamortized debt issuance costs was RMB 293,169,451, RMB 294,580,988, and RMB 195,994,643 ($28,494,556), respectively. RMB 100,000,000 ($14,538,434) has been classified as bonds payable current portion for the amount due within one operating period.

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

Amounts restricted include paid-in capital, capital surplus and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to the PRC accounting standards and regulations, totaling approximately RMB1,371,710,109 and RMB 1,377,388,085 ($200,250,684) as of December 31, 2017 and 2018, respectively.

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

The income tax expenses consisted of taxes on income from operations plus changes in deferred taxes for the reporting periods presented:

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Current	19,481,789	58,912,481	16,522,472	2,402,109
Deferred	1,755,197	—	—	—
Income tax expenses	21,236,986	58,912,481	16,522,472	2,402,109

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before income tax expenses is for the reporting periods presented as follows:

	Year Ended December 31,
	2016	2017	2018
Statutory rate	25.00%	25.00%	25.00%
Expenses not deductible	—%	—%	—%
Effective tax rate	25.00%	25.00%	25.00%

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

15.                     Commitments and Contingencies

Commitments

As of December 31, 2017 and 2018, capital commitment for purchase of property, plant and equipment were RMB 11,200,000 and RMB nil, respectively.

The Company did not have any significant lease commitment as of December 31, 2017 and 2018.

Guarantees and Indemnities

The Company was a party to enter into contracts to indemnify third parties for certain liabilities, and as of December 31, 2017 and 2018, the Company guaranteed the third parties’ borrowings from the financial institutions amounting to RMB 844,200,000 and RMB562,550,000 ($81,785,959), respectively, as a guarantor. In most cases, the Company cannot estimate the potential amount of future payments under these indemnities until events arise that would result in a liability under the indemnities. The Company believes that the liabilities for potential future payments of these guarantees and indemnities are not probable.

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information (Continued)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year ended December 31,
	2016			2017			2018
	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax	Net sales	Inter- segment sales	Profit (loss) before tax
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,034,302,643	—	79,446,037	2,031,865,359	—	79,446,037	1,280,313,234	—	(16,108,554)
Chemical products	98,377,542	—	5,501,907	109,006,620	—	5,501,907	523,567,964	—	(6,584,059)
Segment total	2,132,680,185		84,947,944	2,140,871,979		84,947,944	1,803,881,198		(22,692,613)

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—	—	—	—
Consolidated totals:
Revenues	2,132,680,185	—		2,140,871,979	—		1,803,881,198	—
Revenues ($)							262,256,112	—

Income before income taxes			84,947,944			235,649,925			(22,692,613)
Income before income taxes ($)									(3,299,150)

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information (Continued)

	Year ended December 31,
	2016			2017			2018
	Interest income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense	Interest Income	Interest expense	Income tax expense
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	4,043,903	52,669,508	17,524,049	4,154,446	66,125,464	56,120,900	3,830,674	62,382,917	7,303,298
Chemical products	—	—	3,712,937	—	—	2,791,581	—	—	9,219,174
Consolidated total	4,043,903	52,669,508	21,236,986	4,154,446	66,125,464	58,912,481	3,830,674	62,382,917	16,522,472

Consolidated total ($)							556,920	9,069,499	2,402,109

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

16.                     Segment Information (Continued)

	As of and Year ended December 31,
	2016			2017			2018
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Segment:
Corn-base edible alcohol and its by-products	2,871,332,164	—	105,774,948	2,919,052,502	2,631,729	98,816,218	2,902,982,823	—	95,966,036
Chemical products	279,306,560	3,592,397	14,798,770	278,172,337	—	16,832,668	213,038,029	—	14,235,107
Segment totals	3,150,638,724	3,592,397	120,573,718	3,197,224,839	2,631,729	115,648,886	3,116,020,852	—	110,201,143
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	—	—	—	—	—	—	—	—	—
Consolidated totals	3,150,638,724	3,592,397	120,573,718	3,197,224,839	2,631,729	115,648,886	3,116,020,852	—	110,201,143

Consolidated totals ($)							453,020,695		16,021,522

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

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Condensed Financial Information of New Borun

The condensed financial statements of New Borun (the “Registrant”) have been prepared in accordance with U.S. GAAP. Under the PRC laws and regulations, the Registrant’s subsidiaries registered in the PRC are restricted in their ability to transfer certain of their net assets to the Registrant in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles.

The condensed financial information of the Registrant represents as follows:

CONDENSED BALANCE SHEETS

	As of December 31,
	2017	2018	2018
	(RMB)	(RMB)	($)
ASSETS
Current assets
Cash	137	—	—
Amounts due from subsidiaries	244,532,160	244,532,160	35,551,151
Total current assets	244,532,297	244,532,160	35,551,151
Investments in subsidiaries	1,801,071,015	1,801,071,015	261,847,555
Total assets	2,045,603,312	2,045,603,175	297,398,707

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	4,999	5,250	763
Total current liabilities and total liabilities	4,999	5,250	763

Total shareholders’ equity	2,045,598,313	2,045,597,925	297,397,943
Total liabilities and shareholders’ equity	2,045,603,312	2,045,603,175	297,398,707

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in RMB unless otherwise stated)

17.                     Condensed Financial Information of New Borun (Continued)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Operating expenses:
General and administrative	—	—	144	21
Loss from operations	—	—	—	—
Other income:
Interest income	—	—	—	—
Equity in earnings of subsidiaries	63,710,958	176,737,444	(39,215,085)	(5,701,259)
Income before income tax expense	63,710,958	176,737,444	(39,215,085)	(5,701,259)
Income tax expense	—	—	—	—
Net income	63,710,958	176,737,444	(39,215,085)	(5,701,259)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2017	2018	2018
	(RMB)	(RMB)	(RMB)	($)
Net cash provided by operating activities	—	(9)	107	15
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	10	—	(244)	(36)
Net increase/(decrease) in cash	10	(9)	(137)	(21)
Cash—beginning of year	136	146	137	21
Cash—end of year	146	137	—	—

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

The Company’s subsidiaries did not distribute any dividend to the Registrant for the years ended December 31, 2016, 2017, and 2018.